Form 20-F
period 2003-04-30
INTERNATIONAL CANALASKA RESOURCES LTD
filed 2003-10-24
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

________

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

__X____

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED  APRIL 30, 2003

OR

________

FOR THE TRANSITION PERIOD FROM   __________ TO __________

COMMISSION FILE NUMBER:  0-28792

CANALASKA VENTURES LTD.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

BRITISH COLUMBIA, CANADA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 WEST 41ST AVENUE, VANCOUVER, BRITISH COLUMBIA V6M 2A3

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.

TITLE OF EACH CLASS

NAME ON EACH EXCHANGE ON WHICH REGISTERED

NONE

Securities Registered or to be Registered Pursuant to Section 12(G) of the Act.

COMMON SHARES WITHOUT PAR VALUE

(TITLE OF CLASS)

Securities For Which There is a Reporting Obligation Pursuant to Section 15(D) of the Act.

NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

14,675,117 COMMON SHARES

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES

__________

NO

_____X____

Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.

ITEM 17

_____X____

ITEM 18

__________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES

__________

NO

__________

NOT APPLICABLE

_____X____

TABLE OF CONTENTS

Page

Glossary of Mining Terms

6

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3.

KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

(1)

Exploration and Development Risks

12

(2)

Operating Hazards and Risks

12

(3)

Limited Operating History

13

(4)

No Proven Reserves

13

(5)

Title Risks

13

(6)

Conflicts of Interest

13

(7)

Exploration Stage Risks

14

(8)

Competition and Agreements with Other Parties

14

(9)

Fluctuating Mineral Prices

14

(10)

Shares Reserved for Future Issuance; Potential Dilution

14

(11)

Environmental Regulations

15

(12)

Compliance with Laws and Regulations

15

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

16

(14)

Adequate Labor and Dependence Upon Key Personnel

16

(15)

Work Program Advances to Optionees

16

(16)

Forward Looking Statements

16

ITEM 4.

INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

B.

Business of the Company

17

C.

Organizational Structure

19

D.

Property Plant and Equipment

19

Rainbow Hill Project, Alaska

19

Labrador Project

25

Quesnel Canyon Placer Gold Project

26

Zeballos Project

27

Quebec Project

27

Manitoba Project

28

Ontario Project

28

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

29

A.

Operating Results

29

Fiscal Year Ended April 30, 2003 compared to

Fiscal Year Ended April 30, 2002

29

Fiscal Year Ended April 30, 2002 compared to

Fiscal Year Ended April 30, 2001

31

Fiscal Year Ended April 30, 2001 compared to

Fiscal Year Ended April 30, 2000

32

B.

Liquidity and Capital Resources

34

April 30, 2003 compared to April 30, 2002

34

April 30, 2002 compared to April 30, 2001

35

April 30, 2001 compared to April 30, 2000

35

C.

Research and Development, Patents and Licenses, etc.

35

D.

Trend Information

35

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

35

A.

Directors and Senior Management

35

B.

Compensation

38

Summary Compensation

38

Compensation Committee

38

Report on Executive Compensation

38

Compensation to Directors

39

C.

Board Practices

39

D.

Employees

41

E.

Share Ownership

41

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

42

A.

Major Shareholders

42

B.

Related Party Transactions

42

C.

Interests of Experts and Counsel

43

ITEM 8.

FINANCIAL INFORMATION

43

A.

Consolidated Statements and Other Financial Information

43

B.

Significant Changes

43

ITEM 9.

THE OFFER AND LISTING

43

A.

Plan of Distribution

45

B.

Markets

45

C.

Selling Shareholders

45

D.

Dilution

45

E.

Expenses of the Issue

45

ITEM 10.

ADDITIONAL INFORMATION

45

A.

Share Capital

45

B.

Memorandum and Articles of Association

45

C.

Material Contracts

46

D.

Exchange Controls

47

E.

Taxation

47

United States Federal Income Tax Consequences

47

US Holders

48

Distributions on Common Shares of the Company

48

Information Reporting and Backup Witholding

49

Foreign Tax Credit

49

Disposition of Common Shares of the Company

50

Currency Exchange Gains or Losses

50

Other Considerations for US Holders

50

Foreign Personal Holding Company

50

Foreign Investment Company

50

Passive Foreign Investment Company

51

Controlled Foreign Corporation Status

53

Canadian Federal Income Tax Consequences

54

Dividends

54

Capital Gains

54

F.

Dividends and Paying Agents

55

G.

Statements by Experts

55

H.

Documents on Display

55

I.

Subsidiary Information

55

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

55

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

56

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

56

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

56

ITEM 15.

RESERVED

56

ITEM 16.

RESERVED

56

PART III

ITEM 17.

FINANCIAL STATEMENTS

56

ITEM 18.

FINANCIAL STATEMENTS

56

ITEM 19.

EXHIBITS

56

SIGNATURES

57

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement.

Ag	The chemical symbol for silver.
Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Cretaceous	The third and latest of the periods in the Mesozoic Era
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gneiss	Layered granite like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Kimberlite	A blue/grey igneous rock which contains olivine, serpentine, calcite and silica.
Km	A measure of distance known as a kilometre.
Mg	The chemical symbol for magnesium
Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns.
opt	Ounce per ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds
Pd	The chemical symbol for Palladium.
Proterozoic	Period of time in earth’s history between 2.5 billion years ago and 544 million years ago
Pyrite	- A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Pyrrhotite	- an iron monosulphide mineral
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions intersecting at angles at about 87 degrees and 93 degrees
Pyrrhotite	A mineral, brown to reddish brown, magnetic. An ore of nickel
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Sphalerite	A zinc sulphide
Strike	The coarse or bearing of a bed or layer of rock
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Registrant has a limited history of operations and has not generated any operating revenues in the pertinent.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 15 to the April 30, 2003 Audited Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2003	2002	2001	2000	1999
Cash	147,469	435,608	385,560	1,095,018	634,727
Total Assets	2,461,291	2,796,220	3,541,257	5,812,014	5,144,463
Current Liability	62,060	68,188	90,451	522,037	35,644
Shareholders Equity	2,399,231	2,720,594	3,435,266	5,267,773	5,108,819
Interest Income	2,823	10,514	16,046	22,954	44,808
Gain (Loss) on Sale of Investments	139,390	59,496	17,160	514,887	(511,979)
General & Other Expenses	444,706	431,071	621,890	828,496	675,073
Mineral Properties Written Off	211,946	622,336	2,037,277	85,752	1,733,160
Write-down of Investments	35,153	72,517	659,725	-	-
Loss from Equity Investments	-	-	-	138,409	99,450
Corporate Capital Tax	-	-	-	-	8,631
Net Loss	(558,663)	(1,057,328)	(3,267,300)	(502,796)	(2,984,772)
Deficit	16,307,695	15,749,032	14,691,704	11,424,404	10,921,608
Weighted Avg. # of Shares O/S	13,760,332	11,278,715	7,465,724	4,870,610*	3,997,230 *
Net Loss Per Share	0.04	0.09	0.44	0.10	0.75

*Calculated after the five (5) old for one (1) new share consolidation.

Selected Financial Data

U.S. GAAP

(in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

		2002	2001	2000	1999
Cash	147,469	435,608	385,560	1,095,018	634,727
Total Assets	701,105	1,073,371	1,506,250	2,001,702	1,248,801
Current Liability	62,060	68,188	90,451	522,037	35,644
Shareholders Equity	406,086	1,085,828	1,702,263	1,014,961	770,457
Interest Income	2,823	10,514	16,046	22,954	44,808
Write down of investments	35,153	72,517	659,725	-	-
Gain (Loss) on Sale of Investments	139,390	59,496	17,160	514,887	(511,979)
General and other Expenses	444,706	431,071	621,890	828,496	675,073
Exploration Expenditures	249,283	310,178	261,972	402	435,334
Loss from Investment	-	-	-	138,409	99,450
Corporate Capital Tax	-	-	-	-	8,631
Net Loss	(560,847)	(694,153)	(1,378,232)	(460,016)	(1,737,012)
Deficit	19,305,975	18,745,128	18,050,975	16,672,743	16,212,927
Weighted Avg. # of Shares O/S	13,760,332	11,278,715	7,465,724	4,870,610*	3,997,230 *
Net Loss Per Share	0.04	0.07	0.20	0.09	0.45

*Calculated after the five (5) old for one (1) new share consolidation.

B.

Capitalization and Indebtedness

Not Applicable

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters.  The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements.  In order to comply with the terms of the safe harbor, the Company notes that a variety of factors including those set forth in this section entitled "Risk Factors of the Company's Business" could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

(1)

Exploration and Development Risks

All of the claims owned by the Company are in the exploration stages only and are without a known body of commercial ore.  Development of the Company's mineral properties will only follow if satisfactory exploration results are obtained.  Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(2)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities.  Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

(3)

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible the joint venture development of its properties, there is no assurance that any such funds will be available for operations.

(4)

No Proven Reserves

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

(5)

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this Annual Statement, full investigation of legal title to each such property has not been carried out at this time.  Any of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims (including Innu land claims which are currently outstanding against all properties in the Labrador Region of Newfoundland), and title may be affected by undetected defects.  The Company's properties consist of recorded mineral claims and patented mineral claims which have not been surveyed, and therefore the precise area and location of such claims may be in doubt.

While the Company has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned.  The properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undeeded claims.

(6)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

(7)

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration and development programs. The development of any ore deposits found on the Company's exploration properties depends upon the Company's ability to obtain financing through debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations.

(8)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations.  As a result of this competition, the Company's ability to acquire additional attractive gold mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

(9)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  Although the prices of nickel, copper, cobalt and palladium have been relatively stable, no assurance may be given that prices will remain so; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(10)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2003, the Company had reserved, 6,133,398 Common Shares for issuance upon the exercise of warrants and incentive stock options .   Such Common Shares represent a potential equity dilution of approximately 29%, based upon the number of outstanding Common Shares at April 30, 2003, of 14,675,117.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At April 30, 2003 the Company had 79,191,485 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

(11)

Environmental Regulation

All phases of the Company's operations in Canada and the United States are subject to environmental regulations.  Environmental legislation in Canada and the United States is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

(12)

Compliance with Laws and Regulations

Newfoundland

Legislation and implementing regulations implemented by the Newfoundland Department of Natural Resources directly affect the mining industry in the Province of Newfoundland and Labrador where the Company owns most of its mineral claims.  In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Exploration involving mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been reviewed by the Department of Natural Resources and an Exploration Approval issued, on such terms and conditions deemed necessary and prescribed by the Minister.

A Licence of Occupation under the Newfoundland Lands Act is required for a camp location where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance.  Any clearing of areas in order to construct camps, must comply with the Newfoundland Forestry Act and Regulations, and the Company must comply with the reclamation requirements pursuant to the Mineral Act.

Pursuant to the Newfoundland Historic Resources Act, if drilling is planned the Company may be required to hire an archaeologist to ensure the work does not disturb any archaeological sites.

If any mines are developed on any of the Company's properties, those mining operations will also be subject to various laws and regulations concerning development, production, taxes, labor standards, environmental protection, mine safety and other matters.  In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on the Company.

United States

Federal legislation is being considered in the United States which, if passed, will affect mining laws in the United States.  The legislation proposes to abolish the patent system of mineral tenure, under which a patent applicant with a valuable mineral discovery on federal lands can purchase the fee title to those lands, and provide for the payment of some combination of royalties and holding fees.  The legislation may also include various environmental and land-use requirements which may restrict or, in some cases, prevent mining operations.  Virtually none of the mineral reserves on the properties in which the Company holds direct or indirect interests are within unpatented claims.  However, as a number of the Company claims are unpatented and on federal lands, any such changes in federal legislation could have an impact on the value of the Company properties in the United States.  To date, the Company does not believe such legislation has been enacted.

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Registrant is a Canadian corporation.  All but one of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liability of any of the Registrant, such directors or officers under the United States federal securities laws.  The Registrant has been advised by its Canadian counsel, that there is substantial doubt as to whether Canadian courts would (i) enforce judgements of the United States courts of competent jurisdiction obtained against the Registrant, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Registrant or their respective directors and officers predicated solely upon such securities laws.  Accordingly, United States shareholders may be forced to bring actions against the Registrant and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Registrant or its directors and officers.  Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder.  Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

(14)

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.  However, the Company maintains key man insurance on Harry Barr, and intends to add key man insurance for other integral members of its management.

(15)

Work Program Advances to Optionees

The Company has not advanced funds to certain optionees of its properties to enable them to meet their minimum work commitments on those properties.

(16)

Forward Looking Statements

This Annual Statement contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business.  These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.  All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors of the Company's Business."

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

CanAlaska Ventures Ltd. was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.

The Company’s common stock (the “Common Shares”) has been listed on the Toronto Venture Exchange (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVLF since December 3, 1999.

The Company is a reporting Company in British Columbia, Alberta, Ontario, Manitoba and Newfoundland.

The Company owns all of the issued and outstanding shares of the common stock of CanAlaska Resources Ltd., USA, a Nevada corporation (CanAlaska, USA).

The Company owns all of the issued and outstanding shares of the common stock of International CanAlaska de Mexico S.A. de C.V., a Mexican corporation.

As at April 30, 2003 the Company also has a 1.6% interest 279,574 shares in Freegold Ventures Limited, a reporting British Columbia, Alberta, Ontario corporation ("Freegold"), and a 4.8% interest 1,022,300 shares in Pacific North West Capital Corp., (“PFN”) a reporting Alberta/British Columbia/Ontario Corporation.

The Company’s principal business office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3 and its registered office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company’s telephone number is: (604) 685-1870.

A.

Business of the Company

CanAlaska continues to assemble a portfolio of properties that provides shareholders with exposure to diverse commodities and numerous prospective areas with potential growth opportunities. In a year of improving gold prices, CanAlaska has positioned itself to take advantage of the renewed interest in gold.

CanAlaska continues to hold the Rainbow Hill Project, situated in the Valdez Creek Area, Alaska. As of late an increasing amount of interest has been generated by this Northern State. With vast undiscovered resources CanAlaska feels its exploration efforts should be concentrated in this highly prospective area.  Annual gold discovery rates over the last 10 years in Alaska are estimated at some 7 Million oz/year at an average cost of  $5/oz.   Most recently CanAlaska has entered into an option agreement with Freegold Ventures Limited to further explore this property.

Interest in diamond exploration in Canada continues to grow, by next year Canada is expected be the 4th largest diamond producer. CanAlaska acquired ground in the prospective diamond bearing Otish Mountain Area of Northern Quebec; considered the most prospective area for diamonds since Lac Des Gras in early the 1990’s. CanAlaska has secured a ground position of 61,000 acres. These properties will be of interest as the exploration activity in the area intensifies as kimberlite fields are typically large and may range up to 400 km in diameter. CanAlaska has completed an airborne magnetic survey; and is now actively seeking joint ventures partners to further explore and develop these promising properties.

In addition to these projects CanAlaska holds additional gold, base metal, diamond and PGM properties throughout Canada. CanAlaska has also successfully incubated two technology companies and holds a considerable investment portfolio within the mining exploration industry.

Information Technology

WebDispatchers Corp. (“Web”) (formerly 591837 B.C. Ltd.)

Pursuant to a Financing and Management Agreement dated February 15, 2000, the Company has the right to earn up to a 40% share interest in Web, a British Columbia private company.  The Company can earn its interest by financing up to $500,000 to Web by way of convertible advances, convertible into up to 500,000 shares of Web representing a 40% interest.

Once the Company has advanced $500,000, it has the right to invest up to an additional $2,500,000, convertible to $2.00 per share.  The Company may also find third party investors to invest in Web and will receive a share purchase warrant equal to 10% of the financing amounts arranged, exercisable at $2.00 a share.

The Company has earned a 40% share interest in WebDispatchers Corp., a company focused on providing innovative internet-based productivity tools to the same-day delivery industry, by investing $546,658.  Due to the ongoing losses of the investment, as well as market conditions, this amount has been written off.

WebDispatchers is a premier developer and supplier of Application Service Provider (ASP) software services for the same day courier industry and provides guaranteed same day delivery services to online businesses.  The company’s business model provides a reliable, cost-effective, secure and simple-to-use application for managing daily dispatching and administrative tasks over the internet, but also offers the value added benefit of connecting this network of independent courier companies to a world of delivery requests sourced from online businesses.  Companies, who use the WebDispatchers ASP service, benefit by having access to an operational and administrative software solution without expensive up-front software purchases, upgrades and in-house information technology management costs.  Users of the system pay as they go with a minimal per transaction fee and benefit by having access to the most up-to-date software features for managing and maintaining their company data at WebDispatchers Corp.’s mission critical hosted server site.

Exploration and Development

During the past several years, the Company directly and through its subsidiaries engaged in the location, acquisition of and exploration of mineral resource properties in the Republic of Panama, the United States, Canada, Venezuela, Mexico, and Indonesia.  The Company is no longer pursuing exploration activities in Panama, Venezuela, Mexico, or Indonesia.  The Company has not commenced production on any of its properties.  For the past several years exploration activities have been focused in Canada. The Company’s primary focus at this time is gold, platinum group metal (PGM) and diamond exploration.

The Company's principal mineral properties and claims are situated in British Columbia, Newfoundland and Labrador, Quebec, Canada; and Alaska, USA.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constituted and will constitute an exploration search for such ore.

The properties referred to in this registration statement have no proven commercially viable reserves.

C.

Organizational Structure

CanAlaska Ventures Ltd. executive and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, telephone number (604) 685-1870.

The Company owns all of the issued and outstanding shares of the common stock of CanAlaska Resources Ltd., USA, a Nevada corporation (CanAlaska, USA).

The Company owns all of the issued and outstanding shares of the common stock of International CanAlaska de Mexico S.A. de C.V., a Mexican corporation.

D.

Property, Plant and Equipment

The Company's principal mineral properties and claims are situated in British Columbia, Labrador and Newfoundland, Quebec, Canada; and Alaska, USA.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constituted and will constitute an exploration search for such ore.

RAINBOW HILL PROJECT, ALASKA

Ownership

Through its wholly-owned subsidiary, CanAlaska Resources Ltd. USA, the Company owns a 100% in the 12 lode mining claims located in the State of Alaska, U.S.A., which comprise the "Rainbow Hill Project."  CanAlaska Resources Ltd. USA was incorporated under the laws of the State of Nevada on May 16, 1988 and was registered to transact business in the State of Alaska on December 9, 1988.

The Valdez Creek Claims portion consists of a total of 12 unpatented federal lode mining claims (collectively, the "Valdez Creek Claims") all of which are wholly owned and free and clear of all rents or royalties.  In 1988, the claims were acquired for a cash payment of US $25,000 and the issuance of 37,500 post-consolidation shares of the Company (issued at $2.40 per share).

By Agreements dated November 1989, September 1994, November 1995 and October 2000 the company has the option to earn up to a 50% interest in 51 mining claims. Under the terms of the Agreement the Company must at its option pay US $28,500 (paid) and incur US $250,000 (US $50,000 to date) by July 2005 on exploration and development of the Property. The Estate of Kelly Dolphin (Mr. Dolphin was a former Director of the Company), holds a 3% NSR on the Gold Hill Claims.

The Gold Hill claims portion of Rainbow Hill consists of a total of 51 claims (collectively, the "Gold Hill Claims"), all of which are controlled by the Company through an agreement with Evolution Gold Resources Ltd. ("Evolution").

During 1993/1994 the Company paid a total of US $53,352 in deferred federal and state fees on the Rainbow Hill Claims.  To date, the Company has incurred US $969,044 in deferred exploration expenditures.

Pursuant to an Agreement dated August 28th, 2003, the Company entered into an Option/Joint Venture with Freegold Ventures Limited. Under the terms of the Agreement Freegold may earn a 50% interest by expending US $2 million over 6 years, making cash payments of US $160,00 over 4 years, and issuing 300,000 shares over 4 years.  Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by putting the project into commercial production.

The following italized text has been reviewed by David D. Adams for inclusion. David Adams is the author of the technical report on file with SEDAR on the Rainbow Hill Property, dated December 1996, and revised March 2002.

Property Location and Access

Accessibility, Climate, Local Resources Infrastructure and Physiography

The Rainbow Hill Project Area is located approximately 10 miles north of the Denali Highway, an all weather gravel road, maintained year round by the State of Alaska. The project area can be accessed by road from Cantwell, located approximately 55 miles to the west, or from Paxson located approximately 75 miles to the east. To reach the project by road one must turn north onto the Valdez Creek access road located approximately 0.5 miles east of the Susitna River bridge on the Denali Highway. The road parallels the river for approximately 5.0 miles before winding east into the Valley of Valdez Creek. The road passes through the reclaimed area of the Valdez Creek Mine, which was deactivated in 1996, and past a lake formed from a mine pit. Approximately 5.5 miles up the valley from the mouth of Valdez Creek the road crosses a shallow spot in the creek. The Rainbow Hill project lies approximately 1.5 miles beyond this crossing. There is also an unmaintained airstrip, suitable for small fixed wing traffic, located adjacent to Valdez Creek near the mouth of White Creek

The Rainbow Hill project includes a portion of the Western Clearwater Mountains, subsidiary mountain belt of the southern Alaskan Range. Elevations in this project area range from approximately 3,000 feet to 6,000 feet above sea level. Topography consists of a glacially dissected terrain with steeper ridges located to the south and generally subdued topography to the north. Vegetation consists of minor brush along some of the streams and alpine tundra dominating at elevations above about 3,500 feet. The area receives heavy snowfall during the winter months and is generally clear of snow from approximately mid June to mid September.

History and Previous Work

Early geologic investigations of the Clearwater Mountains by the US Geological Survey were the first to discuss the regional geology of the Rainbow Hill Claims.  Government geologists who completed regional geologic studies in the 1930's and 1940's also mentioned some of the known mineral occurrences in this area.  Alaska state agencies, including the Alaska

DGGS and the University of Alaska, completed topical studies concerning the mineralization in the region during the 1960's.  The Alaska DGGS facilitated a cooperative project to acquire an aerial magnetic survey of the district in 1993.

Serious exploration efforts to evaluate the lode gold potential in the headwaters of Valdez Creek began in the early 1980's.  Reconnaissance sampling has been conducted on both Gold Hill and Lucky Hill.  Affiliates of the Company staked the Gold Hill/Lucky Hill area in 1983 and began reconnaissance sampling and mapping programs soon thereafter.  During 1988, grid-based soil sampling and detailed rock sampling was completed on Lucky Hill.  The following year, the Company excavated 12 trenches (totalling 1,200 feet) along with chip channel sampling and detailed geologic mapping on the south flank of Lucky Hill.  This work resulted in the discovery of the TMC zone.  (TMC is a generic name given to one particular mineralized area.)  The Company drill tested the TMC zone in September, 1989 by collaring 7 RVC drill holes (1,507 feet).  Results stimulated an expanded drilling on the TMC zone and exploration of other prospects in the Lucky Hill/Gold Hill area during 1990. Exploration of the TMC zone during 1990 included 11,770 feet of RVC drilling 27 drill holes, 3,002 feet of diamond core drilling 11 drill holes, 32,850 line feet of IP/resistivity surveys and 15,350 line feet of VLF-EM surveys.  Grid-based soil sampling and detailed rock sampling and mapping in the Lucky Hill/Gold Hill area were also included in the 1990 program.  During 1991 through 1994 the Company continued reconnaissance exploration of the Lucky Hill/Gold Hill area and staked additional claims in outlying areas.  The Company and the USGS are completing a cooperative study of the detailed geochemistry and age of gold mineralization in the Valdez Creek Mining District.

Property Geology

Geological Setting

The Valdez Creek area lies in south central Alaska and straddles a major, northeast-trending suture known as the Broxson Gulch thrust fault (BGF).  The BGF separates island arc terranes to the southeast, including Wrangellia and the Clearwater terrane, from continental margin arcs and other terranes and assemblages to the northwest, including the Maclaren terrane and Kahiltna overlap assemblage.  The metamorphic grade increases from south to north and most rocks in the area have been subjected to some degree of dynamic metamorphism.  All of the known lode and placer gold mineralization in the Valdez Creek area occurs within the Maclaren terrane.

The Maclaren terrane, a continental margin arc sequence, generally includes the Kahiltna overlap assemblage in the Valdez Creek area because of their similar ages and common metamorphic history.  The Kahiltna "flysch" was formed in a deep marine setting and consists of massive argillite and meta-graywacke with minor meta-siltstone, meta-tuff and meta-volcaniclastic rocks in fault contact with Wrangellia along the BGF.  An upper age limit for the flysch sequence of Early Cretaceous is provided by K-Ar ages of 130 and 143 Ma (biotite and amphibole, respectively) obtained from the Eldorado Creek pluton which intrudes the sequence.

Mineralization

Gold mineralization in the Rainbow Hill Claims occurs as discrete zones of auriferous sulphide-carbonate-quartz stockworks and veins which generally trend east west and dip variably north or south.  Often the mineralized zones contain at least one set of larger veins and associated stockworks near the center.  The geometry of the larger veins varies from nearly parallel with the dominant foliation to highly discordant.  The gold-bearing zones are intimately related to structural zones as evidenced by well developed shear fabrics within these zones and the crosscutting relation with stratigraphy.  Certain competent lithologies, including meta-diorite, meta-hornfels and massive argillite and greywacke, were susceptible to increased fracture permeability due to the competency contrast with enclosing argillite or phyllite.  As a result, gold mineralization is enhanced near the margins of these competent host rocks and at intersections of shears with these rocks.

Typically, the gold mineralized zones consist of a central area of intense silicification, sericitization and carbonatization  In the Lucky Hill/Gold Hill area the mineralization is particularly well developed in intrusive host rocks and gold values are typically highest at and near the contact with metasedimentary rocks such as argillite and phyllite.  A halo of moderate chloritization locally overlaps the central alteration types.  Weak to moderate silicification, sericitization, carbonatization and local tourmalinisation tends to form much broader halo extending up to several tens of meters outward from the central alteration zone.  Anomalous arsenic typically forms an even broader geochemical halo around the gold mineralized zones.  Mineralogy of the veins and stockworks includes quartz, carbonate, mica, sulphides and gold in decreasing abundance.  Carbonate minerals include calcite and ankerite and micas include muscovite, sericite and chlorite.  Muscovite is the most common mica constituent but chlorite is locally more abundant.  Both chlorite and sericite occur as vein selvages or as vein envelopes up to 10's of feet in width.  The most abundant sulphide minerals are pyrite and arsenopyrite; minor pyrrhotite, chalcopyrite and galena and local stibnite and sphalerite.  Higher gold contents generally correlate with higher sulphide contents

Gold mineralization on the Rainbow Hill Claims closely resembles mesothermal gold ore deposits of the Juneau Gold Belt, Alaska, the Mother Lode district, California and the Bridge River district of British Columbia, Canada.  The metamorphic and structural characteristics as well as fluid inclusion and sulfur and oxygen isotopic data from these areas are quite similar to those in the Valdez Creek district.

Mineral Deposits – Deposit Types

TMC Zone Drill Inferred Gold Resource – Addendum dated March 2002

A preliminary drill-inferred gold resource estimate for the TMC zone is based on intercepts obtained from 1989 and 1990 RVC and diamond core drilling, although surface trench rock chip channel sample intervals are sited in two instances as supportive evidence.  The gold resource does not represent “proven” (“measured”) resource or reserve, nor does it represent an economic valuation of the project.  Here the term “drill-inferred resource” is comparable to a “inferred mineral resource” as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (2000).

Exploration  - Current and Future

In 1995, mapping and soil sampling was completed on the Rainbow Hill Claims at a cost of $54,675.  Based upon airborne magnetic surveys and extensive hornfelsing the Company believes that the entire Lucky Hill/Gold Hill area is underlain by a shallow metaigneous complex and several targets have been identified for detailed sampling and mapping.  These and other targets outside of the Gold Hill and CA claim blocks have had little or no exploration work and also warrant further investigation.

During 1996 a first phase of drilling was completed on the Gold Hill Prospect.  Five reverse-circulation (RVC) drill holes totalling 1,400 feet were centered on a gold-in-soil geochemical anomaly and an overlapping geophysical anomaly on the north flank of Gold Hill.  The drilling intersected numerous diorite dikes and breccia zones but did not intersect the Gold Hill diorite stock which is exposed less than 1,000 feet west of the drill holes.  Anomalous gold values (up to 1,950 ppb gold) are associated with the dikes and breccias and with pervasive quartz-carbonate-tourmaline alteration.

A second phase drill program has been recommended to investigate the Gold Hill and TMC zones at an estimated cost of US$526,784.  The Company is currently seeking a joint venture partner to carry out additional exploration on the property.

Drilling

The Phase 1 drill program on the Gold Hill Prospect consisted of five RVC drill holes which were completed between September 13th and September 29th, 1996. The drill holes are located just east of the Gold Hill diorite stock and within a northwest –trending dike swarm, associated with the stock. The north dipping Lucky thrust fault is exposed just south of the drill holes. The drilling targeted the source of gold-anomalous rock and soil samples, the source of auriferous fault breccias forming rubble, and geophysical anomalies on the north flank of Gold Hill. The drill samples were analyzed for gold by atomic absorption and standard fire assay and for a suite of 32 trace elements.

A North-South drill section constructed through the prospect indicates there is a persistent low grade gold mineralization in the upper portions of the drill holes. The gold mineralization is associated with a series of north-dipping, altered diorititc dikes. Higher gold values appear to be localized along the faulted contact zones of the dikes. Quartz-carbonate and tourmaline alteration is ubiquitous. Gold mineralization is associated with zones of intense arsenopyrite-pyrite-sericite-calcite-quartz stockworks and with quatz-carbonate-tourmaline-altered fault breccias hosted in biotite schist, biotite-tourmaline-quartz-hornfels and hornblende diorite dikes.

Approximately 34% of all drill holes returned gold values greater than 100 ppb which suggests anomalous gold values are widespread. Anomalous arsenic values are also quite common, which agrees with the observation of ubiquitous fine-grained arsenopyrite in the drill cuttings.

Several rock samples were collected from rubble on or near the drill pads. One sample consisting of sheared, quartz-sericite altered quartzite with vuggy quartz pyrite veinlets returned a gold value of 24g/t.

Summary of the RVC Drilling Intercepts and Gold Values for the 1996 Gold Hill Prospect Phase 1 Drill Program

Drill Hole	Azim	Inclination	Collar Elevation (Feet)	Intercept (Footage)	Width (Feet)	-150 Mesh Fire Assay (opt gold)
GHR-96-1 Including “ “	---	-90	4,850	0-175 15-35 140-155 140-170	175 20 15 30	0.008 0.028 0.023 0.016
GHR-96-2 Including “	137	-60	4,850	0-160 15-55 150-160	160 40 10	0.005 0.01 0.22
GHR96-3 including	--	-90	4,400	0-135 130-135 230-240 315-320	135 5 10 5	0.003 0.022 0.011 0.013
GHR96-4	--	-90	4,600	0-210 60-70 110-125	210 10 15	0.004 0.023 0.009
GHR96-5	---	-90	4,575	0-305 20-35 215-220 215-305 290-305	305 15 5 90 15	0.004 0.012 0.039 0.006 0.012

Intercepts selected using lower cutoff of approximately 0.003 opt. Gold.

Sampling Method and Approach

A wide variety of rock and soil samples were collected during exploration program at Rainbow Hill.  Such samples included rock grab samples (with obvious mineralization), rock chip channel samples, lithology characterization samples (where no mineralization was apparent), shovel soil samples in B horizon soils, 5 foot composite samples from reverse circulation drilling and variable lengths of diamond core split with a rock saw on-site.

Sample Preparation and Analyses and Security

All samples were stored in a secure warehouse at the project base camp managed by Canalska’s prime geological contractors, Fairbanks Exploration Inc. and Spectrum Resources.  Samples were delivered via truck by a Canalaska employee to Bondar Clegg and/or Chemex Labs at their preparation laboratory facilities in Anchorage. Analytical work consisted of a variety of industry accepted methods, including gold by fire assay and multi-element inductively coupled plasma (ICP) or induced neutron activation analysis (INAA) analyses.

Data Verification

Metallic screen analyses were conducted on selected samples from the property to determine the accuracy and repeatability of standard –150 mesh assays.  Significant nugget effect was observed in higher grade samples where coarse gold was observed in hand specimens.  Limited check assay or standards were used besides internal blanks and standards used by Bondar Clegg and Chemex.

Interpretation and Conclusions

Recommendations for increasing the net value of the Rainbow Hill Project calls for continued RVC drilling and some limited diamond core drilling. Drilling along down dip extension of the TMC zone has excellent potential to increase the current estimate. Additional drilling at the Gold Hill prospect would greatly enhance the geologic understanding and potentially add to the drill-inferred resource of the property.  Exploratory drilling of other prospects, including the Lucky Top and Lucky Saddle prospects, would also greatly enhance understanding of the subsurface geology in these areas.

As of 2002, the above recommendations have been not carried out, due to the current low gold prices. The property has been maintained pending a increase in the price of gold. The annual rents for 2001 have been paid.

Recommendations

The 1997 exploration plan I recommended for the Rainbow Hill project focuses on continued RVC drilling. Prioritized drill targets include the Gold Hill Prospect, the TMC zone, the Lucky Saddle Zone, and the Lucky Top prospect. Drilling at the Gold Hill prospect should be designed to follow-up low grade gold mineralization discovered on the north flank of Gold Hill during the 1996 drilling campaign. A 3,000 ft drill program was recommended to accomplish this goal at an estimated cost of $201,706 (1996 estimate). Additional drilling should also be carried out on the TMC zone to increase the current drill-inferred resource and move it towards classification as drill-indicated.  Phase 2 drilling should consist of approximately 6,000 feet of diamond drilling targeted on these same prospects.

LABRADOR PROJECT

Effective, August 1, 2003 the Company has a direct and indirect interest in mineral claims located in Labrador, Newfoundland.

Ownership

a)

Mineral Licences 785M and 787M

The Company has a 50% interest in mineral licences 785M and 787M.  Licence 785M consists of 60 claims and licence 787M consists of 72 claims. Licence 785M is located approximately 10 km to the south of the Voiseys’s Bay deposit. Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in these claims, which was earned under an option agreement between the two companies dated February 21, 1995.  CYR and the Company subsequently entered into a Joint Venture Agreement dated March 6, 1997 with respect to the two claim groups. The Joint Venture Agreement provides for a management committee in which the Company and CYR have equal representation.  CYR is the initial operator.  The Company owns a 1.5% NSR and CYR a 1% NSR.  In the event that the Company’s working interest is diluted to 10% or less it converts to a 10% net profits interest.

Mineral Licence 785M

CanAlaska has no plans to expend funds on this project in 2003.  The Property is being maintained and is in good standing until December 22, 2005.

Mineral Licence 787M

The Company has no plans to carry out exploration on 787M in 2003.  The licence is being maintained and is in good standing until December 22, 2006.

b)

Mineral Licence 5446M

The licence expired April 24, 2003.

c)

Mineral Licences  972M and 973M

Ownership

Mineral licences 972M, and 973M, are 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific Northwest Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the properties.

Licence 972M

This property comprises 112 claims, located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voiseys Bay Cu-Ni-Co deposit.

Mineral licence 972M is in good standing until February 9, 2006.

Licence 973M

Is located 70 km west northwest of Nain and 2 km south of Tasialuk Lake.

Mineral licence 973M expired February 9, 2003.

d)

Botwood Basin – Rolling Pond, Chiouk Brook, Paradise Lake

The Company terminated the Option May 1st, 2003.

e)

Botwood Basin  -  BB-1, 2, and 3, Botwood Basin, Newfoundland

Ownership

CanAlaska Ventures Ltd. holds a 100% interest in 400 claims located in the Botwood Basin area of Newfoundland.  Subject to a 1% NSR to be maintained by the stakers of the Property. The claims were permitted to expire June 14th, 2003.

QUESNEL CANYON PLACER GOLD PROJECT

Ownership

The Company has a 100% interest in a placer lease located in the Cariboo Mining District, British Columbia.

By an agreement dated January, 1995, and amended February, 1996, July, 1996 and June 1999, the Company has granted Monitor Gold International Corporation (“Monitor”) an option to purchase a 100% interest in the claims by paying to the Company $50,000 per year beginning in September, 1999, and thereafter in each July, until the total of $327,000 is paid.  After the total is paid in full, the Company will retain 3% of gold production for the life of the project.  The Company has received $50,000 to date from Monitor.  As of July, 2002, the agreement is in default. The Company has no plans at this time to complete further work on this property.

ZEBALLOS PROJECT

Ownership

The Company acquired a 50% interest in the Zeballos Property from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) (“New Impact”), a reporting company listed on the Vancouver Stock Exchange (renamed the Canadian Venture Exchange), by an agreement dated August 23, 1988, as amended November 10, 1988. The Zeballos Project consists of 22 Crown granted and 13 reverted Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia (collectively, the “Zeballos Property”). The Company has subsequently entered into a joint venture with New Impact.  The Company acquired a further 6% interest in and to the Zeballos Property due to increased expenditures on the Zeballos Property, for a total interest of 56%. The Company acquired a 100% interest in the Zeballos Property in 2002, as New Impact Resources was struck from the Company Registrar and as such no longer existed as a corporation.

The Zeballos Property is in good standing until December 13, 2003.  The Company does not intend to carry out further exploration of the Zeballos Property in the immediate future and not before the price of gold increases significantly from its current level.

QUEBEC

a)

Glitter Lake

Pursuant to an agreement dated February, 1999, the Company has a 100% interest in 91 claims upon payment of staking costs of $32,667 and the issue of 40,000 shares of the Company. The Property is in good standing until April 23, 2005.  Pursuant to an agreement dated August 15th, 2003, the Company entered into an agreement whereby Pacific North West Capital Corp may earn a 50% interest by issuing 60,000 shares, making cash payments totalling $45,000 and completing exploration expenditures  $700,000 over 4 years.  PFN may increase its interest to 60% by completing a Feasibility Study and to 70% by placing the property into Commercial Production.

b)

Otish Moutain Area, Quebec

 A Report on the Otish Mountain Area, prepared for CanAlaska Ventures Ltd. by P.E. Walcott, P.Eng – March 2002 has been filed on SEDAR.

Ownership

CanAlaska may earn a 100% interest under an Agreement dated December 6th, 2001 for the following consideration: reimbursing staking costs of 46,456 paying 10% of the first $300,000 in exploration expenditures to Artik, based upon Artik being the field operator; and 10% of subsequent expenditures up to an additional $220,000 for a maximum of $250,000 (paid in the event CanAlaska or a partner of CanAlaska expends an additional $2.2 million on the properties).  A bonus of $25,000 is payable to Artik in the event kimberlite is discovered on one of the properties with an additional $50,000 payable if the kimberlite is diamondiferous. CanAlaska will issue 200,000 shares to Artik upon regulatory approval of the agreement. Artik will retain a 3% net smelter royalty (NSR) on the properties in the event of commercial production. Within 90 days of commencement of commercial production, CanAlaska can purchase 1% or 2% NSR from Artik for US$1.5 million per 1% NSR with Artik retaining a minimum 1% NSR.  The Company is currently seeking joint venture partners to fulfill these expenditures.

MANITOBA

a)

Starlight Property

Ownership

Pursuant to an Agreement dated April 20th, 2001 the Company may earn up to an 100% interest in 50,000 hectares (Permit 216) 120 km north of Oxford House Manitoba for a consideration of $25,000 cash payments (reimbursement of staking costs to Vendor) totaling share issuances of 200,000 shares over two years.  The Vendor has been reimbursed $25,000 and 200,000 shares have been issued. CanAlaska now holds 100% of the Property. The Property was under Option to Valerie Gold Resouces Inc. however Valerie terminated their option and CanAlaska now holds 100% of the Property. The Company relinquished the Property in February 2003.

ONTARIO

a)

Fire River, Attawapiskat Area

Ownership

Pursuant to an Agreement dated February 28th, 2001 and May 7th, 2001, the Company may earn up to an 80% interest in 59 mineral claims situated in the Attawapiskat Region of Northern Ontario for a consideration cash payments totaling $100,000, share issuances of 400,000 shares, and expending  $1,125,000 in exploration expenditures over a 4 year period. The Company terminated the Agreement in March 2002.

Management has written off all costs of this property during the year ended April 2002.

a)

Wawa Property

Ownership

Pursuant to an Agreement dated April 10th, 2001, the Company may earn up to a 100% interest in 802 mineral claims situated in Bader, Marsh, Echum and Collishaw Townships for the following consideration: cash payments of $175,000 over 4 years, the issuance of over 400,000 shares over three years and a 2% NSR. A Finder’s Fee was paid. Should a bankeable feasibility study be completed an additional 100,000 shares will be issued. The Company terminated the Agreement in March of 2002.

b)

Red Lake Properties

Ownership

Baird Property

Pursuant to an Agreement dated February 24th, 2003, the Company may earn a 100% interest in the Baird gold project located in the Red Lake greenstone belt.  The terms of acquisition are: Cash payments totaling $71,000 over four years, and share issuances of up to 100,000 shares over four years.  In addition Can Alaska has acquired several claim units through staking. The foregoing are subject to regulatory approval. The Property is subject to a 1.5% NSR. CanAlaska may purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an Agreement dated April 9th, 2003 the Company entered into an Agreement with Hawkeye Gold International Inc. by which Hawkeye could earn a 50% interest in the Baird

Property by issuing 300,000 shares, making cash payments totaling $90,000 and completing $362,500 in exploration expenditures over 3 years.

Under the terms of the Agreement Hawkeye was to advance $37,500 for the Year 1 expenditures by July 15th, 2003, otherwise the Agreement would become null and void, Hawkeye did not advance the funds and the Agreement has been terminated.

Birch Uchi Property

By an agreement dated February 24th, 2003, the Company may earn a 100% interest in the Birch Uchi gold project located in the Birch Uchi greenstone belt.  The terms of acquisition are: Cash payments totaling $68,000 over four years and share issuances up to 100,000 over four years The foregoing are subject to regulatory approval. The Property is subject to a 1.5% NSR. CanAlaska may purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an Agreement dated April 9th, 2003 the Company entered into an Agreement with Hawkeye Gold International Inc. by which Hawkeye could earn a 50% interest in the Birch Uchi Property by issuing 300,000 shares, making cash payments totaling $90,000 and completing $362,500 in exploration expenditures over 3 years.

Under the terms of the Agreement Hawkeye was to advance $37,500 for the Year 1 expenditures by July 15th, 2003, otherwise the Agreement would become null and void, Hawkeye did not advance the funds and the Agreement has been terminated.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read on conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

CanAlaska continues to focus its exploration activities on gold projects. The continuous upward trend of gold has created a renewed interest in some of CanAlaska’s holdings. Most notably a Joint Venture Agreement was signed with Freegold Ventures Limited to explore its Rainbow Hill Project in the Valdez Creek area of Alaska.  Exploration plans are currently being developed for a Fall exploration program. Alaska continues to remain a key area for gold exploration with annual gold discovery rates estimated at some 7 Million oz/year at an average cost of  $5/oz.

CanAlaska completed the first hard rock drilling on the Rainbow Hill project in 1990, which resulted in the identification of a 90,285 ounce drill inferred gold resource. There remain several other drill ready targets to be tested, and current exploration activities are expected to focus on expanding current landholdings and exploring this promising new area.

CanAlaska has also acquired gold properties in the Red Lake area of Ontario, considered by many to be the richest gold camp in the world. CanAlaska may earn a 100% interest in two projects located in the Birch Uchi and Red Lake greenstone belts, both of which are considered to be highly prospective for the discovery of high grade gold mineralization. Several major mining companies are exploring in the immediate vicinity CanAlaska’s claims.

CanAlaska remains active on its Glitter Lake PGM property where Pacific North West Capital Corp. (PFN) recently entered into an Option Agreement. The Glitter Lake property covers the projected northern and southern extensions of the Horden Lake Cu-Ni deposit. Historical work mentioned the Platinum-Group element (PGE) potential of the area but no specific PGE values were reported. CanAlaska conducted an IP survey on the Property, which identified 5 high priority targets showing good strike continuity. Follow-up prospecting was completed over these target areas and a total of 98 grab samples were collected from gabbroic outcrop exposures. Several of the grab samples analyzed returned significant Cu-Ni and associated PGE values Of the 98 samples 21 assayed >100 ppb 3E with 5 samples assaying over ½ gram. PFN is currently planning the next phase of exploration, which is expected to include a drill component.

CanAlaska is actively seeking joint venture partners in order to explore its Otish Mountain Diamond Projects, which are located SE and NW of the diamond bearing Ashton/Soquem property where 7 diamondiferous kimberlitic bodies have been delineated. CanAlaska has completed a high-resolution airborne magnetic survey which has resulted in the identification of some 30 circular to elliptical magnetic features which may be attributable to kimberlitic bodies.  A ground follow-up program consisting of prospecting and till sampling with the work concentrated in the down ice direction from the magnetic anomalies has been recommended.

In addition to these projects CanAlaska holds additional gold and base metal properties throughout BC and Newfoundland/Labrador.  CanAlaska holds a considerable investment portfolio within the mining exploration industry totalling over 2.4 million free trading shares. CanaAlaska is continuing to seek additional projects of merit for exploration and development throughout North America and Internationally.

The fiscal year ending April 30, 2003 resulted in a net loss of $558,663 which compares with a loss of $1,057,328 for the same period in 2002. General and administrative expenses for the year ending April 30, 2003 were $447,706, an increase of $13,635 over the same period in 2002. Consulting fees of $90,548 were recorded which increased $33,668 over the previous year amount of $56,880.  Mineral property costs of $211,946 were written off while all other general and administrative costs were comparable to the previous year. During the year, the company adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees will be used to calculate the value to directors and employees. No options were granted during the year.

During the year ended April 30, 2003, $126,944 was incurred to acquire mineral properties with $67,300 of this amount through the issuance of 260,000 shares. Mineral property costs of $187,161 were incurred with $64,822 being recovered.

Investor and shareholder relations activities undertaken by the company during the year ended April 30, 2003 cost $39,567 as compared to $52,094 for the same period in 2002.  These activities included attendance at various trade shows.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off  as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2003 were $249,283.

The loss under Canadian GAAP for the year ended April 30, 2002 was $558,663.  After adding write-off of mineral costs of $37,337, and the loss on write-down of portfolio investments of $35,153, a loss under U.S. GAAP of $560,847 is reported.  The loss per share under Canadian GAAP is $0.04 as compared to $0.04 loss per share under U.S. GAAP.

Twelve Months Ended April 30, 2002 Compared to Twelve Months Ended April 30, 2001

CanAlaska continues to assemble a portfolio of properties that provides shareholders with exposure to diverse commodities and numerous prospective areas with potential growth opportunities. In a year of improving gold prices, CanAlaska has positioned itself to take advantage of the renewed interest in gold. Most recently CanAlaska acquired gold properties in the Botwood Basin area of Central Newfoundland, where a gold rush is on, spurred by recent discoveries by Agnico Eagle (Sudbury Contact Mines) and joint venture partner Altius Minerals Inc. To date three main trends have been identified in the Botwood Basin area by Altius, the Mustang under option to Barrick Gold, the Moosehead under option to Agnico Eagle and the Miguel Trend under option to CanAlaska.

In early June, CanAlaska entered into an earn-in Joint Venture with Altius Minerals on the Miguel Trend Properties, allowing CanAlaska into one of this century's first gold rushes. The Miguel Trend properties have considerable upside based on the work Atius has completed on the projects to date.   An airborne geophysical survey was recently completed over the properties in preparation for a slated fall drill program.

The Botwood Basin area appears to have geological similarities to the renowned Carlin Trend in Nevada, where over 50 million ounces of gold have been recovered since 1962.   Over 16 companies, have now staked claims in the area, alighting Newfoundland with a flurry of exploration activity not seen since the early days of Voisey’s Bay.

In addition to its Newfoundland gold activities, CanAlaska holds 100% of the Rainbow Hill Project, situated in the Valdez Creek Area, Alaska. As of late an increasing amount of interest has been generated by this Northern State. With vast undiscovered resources CanAlaska feels its exploration efforts should be concentrated in this highly prospective area.  Annual gold discovery rates over the last 10 years in Alaska are estimated at some 7 Million oz/year at an average cost of  $5/oz.

CanAlaska completed the first hard rock drilling on the Rainbow Hill project in 1990, which resulted in the identification of a 90,285 ounce drill inferred gold resource. There remain several other drill ready targets to be tested. Initially thought to be a source of lode gold for the Valdez Creek placer mine from which over 595,000 ounces of gold were recovered, the Rainbow Hill deposit model has been revisited and CanAlaska’s exploration activities are expected to focus on expanding its current landholdings and exploring this promising new area.

Interest in diamond exploration in Canada continues to grow, by next year Canada is expected be the 4th largest diamond producer. CanAlaska acquired ground in the prospective Otish Mountain Area of Northern Quebec; considered the most prospective area for diamonds since Lac Des Gras in early the 1990’s. CanAlaska has secured a ground position of 61,000 acres, some 30 km from diamondiferous kimberlite discovery made by Ashton Mining of Canada. These properties will be of interest as the exploration activity in the area intensifies as kimberlite fields are typically large and may range up to 400 km in diameter. CanAlaska has completed an airborne magnetic survey; and is now actively seeking joint ventures partners to further explore and develop these promising properties.

In addition to these projects CanAlaska holds additional gold, base metal, diamond and PGM properties throughout Canada. CanAlaska has also successfully incubated two technology companies and holds a considerable investment portfolio within the mining exploration industry totalling over 2.4 million free trading shares.

The fiscal year ending April 30, 2002 resulted in a net loss of $1,057,328 which compares with a loss of $3,267,300 for the same period in 2001.  General and administrative expenses for the year ending April 30, 2002 were $431,071, a decrease of $190,819 over the same period in 2001.  Consulting fees of $56,880 were incurred, a decrease of $73,371 over the previous year while all other general and administrative costs were relatively the same when compared to the previous year.  During the year, $201,080 was incurred to acquire mineral properties while exploration expenditures of $109,098 were incurred.  Mineral property costs of $622,336 were written off which included $352,812 for the Quesnel Canyon, BC property and $269,524 for several Ontario properties.  Interest income was $10,514 as compared to $16,046 the previous year.

The Company has a portfolio of investments with a book value of $472,373 and a market value of $984,954 as at April 30, 2002.  The main investments consist of 1,034,800 shares of Pacific North West Capital Corp. and 1,003,000 shares of International Freegold Mineral Development Inc.

Shareholder relations activities undertaken by the Company, which included attendance at various trade shows, cost $52,094 for the year ended April 30, 2002, a decrease of $65,746 over the same period in 2001.  During the year, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Under U.S. GAAP, compensation expense is recognized when the Company grants Common Shares, stock options, or other equity instruments to its employees.  The amount of compensation expense during the twelve months ended April 30, 2002 was Nil.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2002 were ($310,178).

The loss under Canadian GAAP for the year ended April 30, 2002 was $1,057,328.  After adding compensation expenses of Nil, write-off of mineral costs of ($312,158), and the loss on write-down of portfolio investments of ($51,017), a loss under US GAAP of $694,153 is reported.  The loss per share under Canadian GAAP is $0.09 as compared to $0.07 loss per share under U.S. GAAP.

Twelve Months Ended April 30, 2001 Compared to Twelve Months Ended April 30, 2000

Diversification continues to be a key element in the prosperity of all resource companies, and to that end in early January, CanAlaska Ventures Ltd. (CanAlaska) began a systematic evaluation of potential diamond properties. As a result CanAlaska has acquired several key properties, notably the Fire River, Wawa and the Starlight Properties. Exploration on these properties will carried out in the remaining months of 2001. CanAlaska is optimistic that these properties will provide the Company with a bright and positive future.

With the platinum group metal (PGM) prices continuing to be strong CanAlaska conducted an induced polarization (IP) survey on its Glitter Lake Property located near the Horden Lake Deposit in Quebec.  The property is currently being explored for its PGM potential. The results of the IP were very encouraging and as a result the Company has been focusing its efforts on the Property. A summer prospecting, sampling and mapping program was carried out, and the results are expected in mid-September.

CanAlaska continues to participate in the River Valley PGM project though its ownership of 1 million shares of Pacific North West Capital Corp.  Currently a preliminary resource study is being conducted, the results of which are expected by the end of September.

The Board of Directors of CanAlaska continue to realize the challenges facing exploration companies, but believes that through diversification CanAlaska will continue to provide its shareholders maximum value.

The fiscal year ending April 30, 2001 resulted in a net loss of $3,267,300 which compares with a loss of $502,796 for the same period in 2000. General and administrative expenses for the year ending April 30, 2001 were $621,890, a decrease of $206,606 over the same period in 2000.  Consulting fees of $130,251 were incurred, a decrease of $120,957 over the previous year while all other general and administrative costs were relatively the same when compared to the previous year.  During the year, $149,327 was incurred to acquire mineral properties while exploration expenditures of $112,645 were incurred.  Mineral property costs of $2,037,277 were written off which included $656,882 for the Zeballos, BC property and $1,286,894 for the Labrador property.  Interest income was $16,046 as compared to $22,594 the previous year.

The Company has a portfolio of investments with a book value of $431,282 and market value of $1,175,786 as at April 30, 2001.  The main investments consist of 1,059,800 shares of Pacific North West Capital Corp. and 1,290,500 shares of International Freegold Mineral Development Inc.

The Company has earned a 40% share interest in WebDispatchers Corp., a company focusing on providing innovative internet-based productivity tools to the same-day delivery industry, by investing $525,157.  Due to the ongoing losses of the investment, as well as market conditions, this amount has been written off.

The Compa n y has the right to earn up to a 26.6% interest in an internet-based media company called Newsgurus.com.  As at April 30, 2001, the Company has advanced by way of a convertible debenture US $200,000 (Cdn $307,320).  Subsequent to year end, the company has agreed to convert this amount into 686,000 free trading shares of Newsgurus.com.

Shareholder relation activities undertaken by the company during the year ended April 30, 2001 cost $ 117,840 which included attendance at various trade shows.  The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Under U.S. GAAP, compensation expense is recognized when the Company grants Common Shares, stock options, or other equity instruments to its employees.  The amount of compensation expense during the twelve months ended April 30, 2001was $20,805.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2001 were ($261,972).

The loss under Canadian GAAP for the year ended April 30, 2001 was $3,267,300. After adding compensation expenses of $20,805 write-off of mineral costs of ($ 1,775,305 ), and loss on write down of portfolio investments of $134,568, a loss under US GAAP of $1,512,800 is reported.  The loss per share under Canadian GAAP is $0.44 as compared to a $0.20 loss per share under US GAAP.

U.S. Generally Accepted Accounting Principles

See the Consolidated Financial Statements for a comparison of the accounting differences between Canadian GAAP and US GAAP as applicable to the Company's operations.

Forward Looking Statements

The Annual Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  All statements other than statements of historical facts included in this Annual Statement, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Description of Business" and "Description of Property" and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Annual Statement, including, without limitation, in conjunction with the forward-looking statements included in this Annual Statement under "Risk Factors of the Company's Business."  All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

B.

Liquidity and Capital Resources

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

The Company expects that its existing requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the company’s existing cash position.  The Company has sufficient funds to meet its general and administrative expenses over the next 12 months to complete its proposed exploration programs.  The Labrador, Quesnel Canyon, and Zebellos projects have no internal exploration funds budgeted.  Certain existing third party expenditures are required and further joint ventures with third parties are continually being negotiated to further develop these properties.

The Company’s future profitability is dependent on the successful definition of geological resources on its mining properties and the establishment of positive comprehensive feasibility studies on these geological resources.  Upon completion of positive feasibility studies, the Company’s success is dependent on the successful construction, financing and operation of a facility to extract the minerals from the geological resource located.  The Company will continue to seek new mining opportunities.  The Company presently has no producing properties, and the Company’s material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature.  Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties.

Future profitability will also be affected by the level of taxes imposed by the jurisdiction in which the Company operates.  Furthermore, the Company’s operations may be affected by regulatory authorities in the jurisdications in which the Company operates.  The Company is not currently aware of any factors or current recommendations by the taxation or regulatory authorities in Canada that may have a material impact on the Company’s operations.

The Company is in the business of acquiring and exploring mineral properties and does not have an established source of revenue at this time, except that the company receives fees on projects where it acts as operator.  The Company's historical capital needs have been met by equity subscriptions from both private investors (including members of management) and the public.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.  The exploration and development of the Company's properties is dependent on the Company's ability to obtain necessary financing or find appropriate strategic partners.  In addition, there is no certainty that expenditures to be made by the Company in the exploration of any of its properties will result in discoveries of commercial quantities of ore.

At April 30, 2003, the Company’s working capital, defined as current assets less current liabilities, was $522,942 compared with working capital of $898,192 at April 30, 2002.

The Company has a portfolio of investments with a book value of $412,575 and a market value of $622,116 as at April 30, 2003. The main investments consist of 1,022,300 shares of Pacific North West Capital Corp.(“PFN”) and 279,574 shares of Freegold Ventures Limited (“ITF”), which have certain directors in common. These amounts are included in the above working capital. During the year, the company had a gain on sale on portfolio investments of $139,390 of which $4,933 was on the sale of PFN shares and a gain of $59,880 was on the sale of ITF shares.  A write down of investments of $35,153 was recorded and consisted of $9,633 for ITF and $25,520 on other portfolio investments.

During the year ended April 30, 2003, 1,466,667 shares of the Company were issued for gross proceeds of $170,000 and 260,000 shares were issued for mineral properties. This amount included the issuance of 466,667 flow-through shares issued for $70,000. At April 30, 2003, the Company had flow-through funds of $65,886 which have to be spent before December 31, 2003. The Company has total issued and outstanding of 14,675,117 shares at April 30, 2003.

Twelve Months Ended April 30, 2002 Compared to Twelve Months Ended April 30, 2001

During the year 2,695,000 shares of the Company were issued.  This amount included the issuance of 1,900,000 shares issued for proceeds of $190,000 and a further 795,000 shares issued for mineral properties.  The Company has total issued and outstanding of 12,915,783 shares at April 30, 2002.

Working capital at April 30, 2002 was $898,192.  The Company is still obligated to spend $43,426 on exploration expenditures by April 20, 2003 under the terms of a flow-through share agreement.

Twelve Months Ended April 30, 2001 Compared to Twelve Months Ended April 30, 2000

During the year 3,652,502 shares of the Company were issued for $1,434,793.  This amount included $308,050 issued for flow-through shares whereby the Company must incur qualifying mineral expenditures on or before April 30, 2003.  As at April 30, 2001 the Company is still obligated to spend $284,373 before April 30, 2003.  The Company’s total issued and outstanding shares is 10,220,783 as at April 30, 2001.

Working capital at April 30, 2001 was $741,881.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 22, 2003.

Name, Municipality of Residence and Position Held(2)	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(2) Canada President, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989–present); President, CEO & Director of Freegold Ventures Limited (1985-1999); Chairman, CEO & Director of Freegold Ventures Limited (1999-present); President, CEO, & Director of Pacific North West Capital Corp. (1996–present); Director of El Nino Ventures Inc. (1999–present) and Director of Cinemage Corporation (1998–present).	1989	2,055,821(3)
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989–present); Director of Freegold Ventures Limited (1985-present); and Director of Pacific North West Capital Corp. (2000–present).	1989	Nil
Colin Bird UK Director	Managing Director of Lion Mining Finance Ltd. (1995–present); President & Director of Freegold Ventures Limited (1999-present); President & Director of MIT Ventures Corp. (1996–present) and Director of various other mining companies.	1996	Nil
Hubert Marleau(2) Canada Director	President & CEO of Palos Capital Corp. (1998–present); Director of CanAlaska Ventures Ltd. (1996–present); Director of Freegold Ventures Limited (1996-present); Chairman of Marleau, Lemire Inc. (1989–1998) and Director of several other companies.	1996	Nil
Taryn Downing Canada Director	Corporate Secretary of CanAlaska Ventures Ltd. (1995-present); Director of CanAlaska Ventures Ltd. (2002-present); Corporate Secretary of Freegold Ventures Ltd. (1995-present); Director of Freegold Ventures Ltd. (2003-present); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Corporate Secretary of El Nino Ventures Inc. (1999-present) and Director of El Nino Ventures Inc. (2000-present)	2002	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.  The Company does not have an Executive Committee.

(3)

Of the 2,055,821 common shares beneficially owned by Harry Barr, 827,900 are held directly, 548,330 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and and 679,591 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.

#

The Company does not have an Executive Committee of its Directors.  The Company is required to have an Audit Committee and the current members of that committee are Harry Barr, Bernard Barlin, and Hubert Marleau.

Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,633,156 to 2,945,023 shares.  The Company has sought and obtained conditional approval to the amendment from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange final approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 2,633,156 shares.  As of the Record Date, 552,065 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

-

Nil

Shares reserved for issuance pursuant to unexercised

-

552,065

   incentive stock options

Unallocated shares available for future grants of

-

2,081,091

   incentive stock options

TOTAL:

2,633,156

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 2,945,023 shares.

STOCK OPTIONS

Options and Stock Appreciation Rights (SARS)

There were no Options/SARs granted to the Named Executive Officer in the financial year ended April 30, 2003.

There were no Options/SARSs exercised by the Named Executive Officer during the most recently completed financial year.

#

B.

Compensation

Summary Compensation Table

The following table sets out the compensation received by the Named Executive Officers for each of the Company’s three most recently completed financial years.

Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- Sation(1) ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Harry Barr President and CEO	2003 2002 2001	- - -	- - -	88,200 86,000 89,380	Nil Nil Nil	- - -	- - -	- - -
Taryn Downing Corporate Secretary	2003 2002 2001	- - -	- - -	15,397 17,810 7,453	Nil Nil Nil	- - -	- - -	- - -

(1)

Consulting services.

Long Term Incentive Plan Awards Table

The Company does not have a long-term incentive plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995 (the “Management Agreement”).  The Management Agreement is for a term of three years which commenced on June 1, 1995 and, subject to provisions for termination (as Mr. Barr is a key man of the Company, the contract provides approximately one month of notice or payment in lieu for each two months of service assuming the entire period is served, but only if the Company terminates the contract without cause), shall automatically be renewed for three sequential 3-year periods.  Mr. Barr currently receives a fee of $7,717.50 per month.

Compensation Committee

During the financial year ended April 30, 2003, compensation matters were dealt with by the entire Board of Directors.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as Directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

C.

Board Practices

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).

The Board is currently composed of five directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Company Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Harry Barr, Hubert Marleau, and Bernard Barlin.  Mr. Barr is a “related” Director, and Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The board believes that Mr. Barr brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Hubert Marleau and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Hubert Marleau, and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

D.

Employees

During the fiscal year ended April 30, 2003, the Company had two employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	# of Common shares held at August 22, 2003	No. of Options	Date of Grant	Exercise Price	Expiry Date

Harry Barr 293020 BC Ltd. Canadian Gravity Recovery Inc.	2,055,821	35,000	April 18, 1996	$0.50	April 18, 2006
		7,000	August 28, 1996	$0.50	August 28, 2006
		6,700	May 15, 1997	$0.50	May 15, 2007
		36,665	November 24, 1997	$0.50	November 24, 2007

Colin Bird	0	6,000	February 2, 1999	$0.50	February 2, 2004

Hubert Marleau	0	10,000	April 18, 1996	$0.50	April 18, 2006
		10,000	February 23, 2000	$0.50	February 23, 2005

Bernard Barlin	0	2,000	April 18, 1996	$0.50	April 18, 2006
		2,000	February 2, 1999	$0.50	February 2, 2004

Taryn Downing	0	8,000	April 18, 1996	$0.50	April 18, 2006
		3,500	August 28, 1996	$0.50	August 28, 2006
		2,700	May 15, 1997	$0.50	May 15, 2007
		4,000	February 2, 1999	$0.50	February 2, 2004
		17,000	February 23, 2000	$0.50	February 23, 2005

#

Name	No. of Warrants	Date of Grant	Exercise Price	Expiry Date

293020 BC Ltd.	*622,445	April 10, 2001	$0.35	April 10, 2006
293020 BC Ltd.	300,000	January 15, 2002	$0.10	January 15, 2007
293020 BC Ltd.	430,000	November 14, 2002	$0.12	November 14, 2007

Canadian Gravity Recovery Inc.	*51,313	April 10, 2001	$0.35	April 10, 2006
Canadian Gravity Recovery Inc.	*35,000	April 10, 2001	$0.35	April 10, 2006
Canadian Gravity Recovery Inc.	500,000	January 15, 2002	$0.10	January 15, 2007
Canadian Gravity Recovery Inc.	460,000	November 14, 2002	$0.12	November 14, 2007

Harry Barr	580,000	January 15, 2002	$0.10	January 15, 2007

Taryn Downing	*12,000	April 10, 2001	$0.35	April 10, 2006
Taryn Downing	100,000	January 15, 2002	$0.10	January 15, 2007

Harry Barr is the 100% beneficial owner of 293020 BC Ltd. and Canadian Gravity Recovery Inc.

*During the year 2,500,000 warrants were extended by three years to April 10, 2006 at a purchase price of $0.35 per warrant.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at August 22, 2003.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5 Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	12,445,027 2,055,821	84.8% 14.0%

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2003, other than disclosed in the financial statements or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families:

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual statement contains consolidated financial statements for the Company for fiscal year end April 30, 2003 which contains an audit report dated June 27, 2003.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

The high and low market prices for the last three financial years:

	High	Low	Volume

First Quarter July 2000	$1.30	$0.45	828,578
Second Quarter Oct 2000	$0.75	$0.23	348,976
Third Quarter Jan 2001	$0.32	$0.16	459,218
Fourth Quarter Apr 2001	$0.50	$0.25	2,738,721

First Quarter July 2001	$0.34	$0.16	473,573
Second Quarter Oct 2001	$0.17	$0.08	530,050
Third Quarter Jan 2002	$0.29	$0.07	2,236,720
Fourth Quarter Apr 2002	$0.25	$0.13	762,046

First Quarter July 2002	$0.32	$0.10	2,953,623
Second Quarter Oct 2002	$0.20	$0.09	1,664,160
Third Quarter Jan 2003	$0.20	$0.11	1,282,017
Fourth Quarter Apr 2003	$0.16	$0.10	794,201

The annual high and low market prices for the most recent full financial years:

High

Low

May 2002 – April 2003

$0.32

$0.09

May 2001 – April 2002

$0.34

$0.07

May 2000 – April 2001

$1.30

$0.16

May 1999 – April 2000

$1.68

$0.05

May 1998 – April 1999

$0.46

$0.09

May 1997 – April 1998

$1.23

$0.29

May 1996 – April 1997

$1.95

$0.54

High and Low market prices for the most recent six months:

High

Low

July 2003

$0.12

$0.095

June 2003

$0.12

$0.09

May 2003

$0.14

$0.095

April 2003

$0.12

$0.10

March 2003

$0.14

$0.11

February 2003

$0.16

$0.13

High and Low market prices for the first trading day in the most recent six months:

High

Low

July 2003

$0.12

$0.12

June 2003

$0.10

$0.095

May 2003

$0.14

$0.12

April 2003

$0.11

$0.11

March 2003

$0.13

$0.13

February 2003

$0.14

$0.14

On August 22, 2003 the closing sale price of the Common Shares on the Exchange was $0.11 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of Common Shares at August 22, 2003, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States. United States residents may purchase Common Shares in Canada.   On such date, 14,725,117 Common Shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares @ Aug 22/03

548	86	524,385	3.6%

A substantial number of Common Shares are held by depositaries, brokerage firms and financial institutions in "street names".

The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses.  United States residents may beneficially own Common Shares held of record by non-United States residents.

A.

Plan of Distribution

Not Applicable

B.

Markets

The Company’s common shares have traded on the Toronto Venture Exchange since January 4, 1988 under the trading symbol “CVV”.

C.

Selling Shareholders

Not Applicable

D.

Dilution

Not Applicable

E.

Expenses of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of August 22, 2003, the Company has 14,725,117 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

CanAlaska Ventures Ltd. executive and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, telephone number (604) 685-1870.

CanAlaska Ventures Ltd. was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the Canadian Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVLF since December 3, 1999.

The Company is a reporting Company in British Columbia, Alberta, Ontario, Manitoba and Newfoundland.

The Company owns all of the issued and outstanding shares of the common stock of CanAlaska Resources Ltd., USA, a Nevada corporation (CanAlaska, USA).

The Company owns all of the issued and outstanding shares of the common stock of International CanAlaska de Mexico S.A. de C.V., a Mexican corporation.

C.

Material Contracts for the year ended April 30, 2003

1.

Letter Agreement dated February 24, 2003 between CanAlaska Ventures Ltd. and Perry English.

2.

Letter Agreement dated February 24, 2003 between CanAlaska Ventures Ltd. and Jerrold Williamson.

3.

Letter Agreement dated April 9, 2003 between CanAlaska Ventures Ltd. and Hawkeye Gold International Inc.

4.

Glitter Lake Agreement dated August 15, 2003 between Pacific North West Capital Corp. and CanAlaska Ventures Ltd.

5.

Rainbow Hill Option Agreement dated August 28, 2003 between CanAlaska Ventures Ltd., CanAlaska Resources Ltd. USA, Freegold Ventures Limited and Freegold Recovery Inc. USA.

Material Contracts – Previously Submitted

1.

Financing and Management Agreement dated February 15, 2000 between the Company and 591837 BC Ltd.

2.

Financing and Management Agreement dated March 1, 2000 between the Company and NewsGurus.com Inc.  Terminated September 22, 2000.

3.

Letter Agreement dated June 9, 2000 between the Company and 876107 Alberta Ltd.

4.

Sublease Agreement dated July 1, 2000 between the Company and Canadian Gravity Recovery Inc.

5.

Letter Agreement dated July 4, 2000 between the Company and Triple 8 Ventures Ltd.

Terminated September 11, 2000.

6.

Letter Agreement dated February 28, 2001 between the Company and Brian Polk, Kevin Cool and Moose Mining Group.

7.

Property Option Agreement dated April 10, 2001 between the Company and 927714 Alberta Ltd.

8.

Property Purchase Agreement dated April 20, 2001 between the Company and 601805 BC Ltd.

9.

Mining Option Agreement dated May 7, 2001 between the Company and 927695 Alberta Ltd. and Moose Mining Group.

10.

Finder’s Fee Agreement dated May 23, 2001 between the Company and John Royall.

11.

Finder’s Fee Agreement dated May 31, 2001 between the Company and 876097 Alberta Limited.

12.

Amendment dated June 15, 2001 to the Mining Option Agreement dated May 7, 2001 between the Company and 927695 Alberta Ltd. and Moose Mining Group.

13.

Amendment dated July 5, 2001 to the Finder’s Fee Agreement dated May 23, 2001 between the Company and John Royall.

1.

Agreement between the Company and Valerie Gold Resources Ltd. dated September 25, 2001.

1.

Letter Agreement between the Company and Artik Geoscience Ltd. dated December 6, 2001.

2.

Letter Agreement between the Company and Altius Resources Inc. dated June 4, 2002.

3.

Finder’s Fee Agreement between the Company and Lawrence Roulston dated June 6, 2002.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the material features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada".  The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.

Taxation

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United Sates or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, or foreign corporations whose ownership of common shares of the Company is not effectively connected with conduct on a trade or a business in the United States, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders subject to the alternative minimum tax, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% (or 80%) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% (or 20%) of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital.

Currency Exchange Gains or Losses

U.S. Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transaction generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal  year ended April 30,1988 and the fiscal years ended from April 30,1989 through April 30,200 2 . There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation. (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to the Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If the Company is classified as a PFIC, U.S. Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of the Company stock or the receipt of an “excess distribution” from the Company is (i) treated as if it were ordinary income earned  ratably on each day of the period the U.S. Holder owns shares of the Company at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the Company, subject to certain adjustments.) Proposed Regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC stock receives a basis in the transferred stock equal to the lessor of the fair market value or the adjusted basis of the stock in the hands of the U.S. Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a U.S. Holder who held the stock of the Company while the Company met the definition of a PFIC even if the Company ceases to meet the definition of a PFIC.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Material Canadian Federal Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company.

The following is a general discussion of certain possible Canadian federal income tax consequences, under current law, generally applicable to a non-resident of Canada (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described above as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any provincial, local or foreign tax consequences.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Capital Gains

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

A Holder who is resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or ( c) the Holder (i) was a resident of Canada at any time within the ten years immediately the disposition and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A Holder who is subject to Canadian tax in respect of a capital gain on disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

F.

Dividends and Paying Agents

The Company has not declared or paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future.  The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's Board of Directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company.  At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

The Company is limited in its ability to pay dividends on its Common Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.  Under the British Columbia Company Act the declaration of a dividend is authorized by resolution of the board of directors.  Under subsection 151(1) of the British Columbia Company Act, directors of a company who vote for, or consent to, a resolution authorizing the payment of a dividend if: (a) the company is insolvent; or (b) the payment renders the Company insolvent, are jointly and severally liable to the Company to make good any loss or damage suffered by the company as a result.

G.

Statements by Experts

Not Applicable

H.

Documents on Display

Any documents referred to in this Annual Statement may be inspected at the head office of the Company, 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at June 30, 2002, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

[Reserved]

ITEM 16.

[Reserved]

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated June 27, 2003

Balance Sheet as at April 30, 2003 and 2002

Statements of Loss and Deficit for the Fiscal Year Ended

April 30, 2003, 2002 and 2001

Statements of Cash Flows for the Fiscal Years Ended

April 30, 2003, 2002 and 2001

Notes to the Financial Statements

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Ventures Ltd. for the year ending April 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of CanAlaska Ventures Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

i.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

September 10, 2003

CANALASKA VENTURES LTD.

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Ventures Ltd. for the year ending April 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of CanAlaska Ventures Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

i.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

September 10, 2003

CANALASKA VENTURES LTD.

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Ventures Ltd. (the “Company”) on Form 20F for the period ended April 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Harry Barr

“Harry Barr”

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Ventures Ltd. (the “Company”) on Form 20F for the period ended April 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Directors of CanAlaska Ventures Ltd.:

We have audited the consolidated balances sheet of CanAlaska Ventures Ltd. (An Exploration Stage Company) as at 30 April 2003 and 2002 and the consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 30 April 2003, 2002 and 2001.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 30 April 2003 and 2002 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 30 April 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The statements of loss and cash flows for the period from inception, 8 June 1987, to 30 April 2000 were reported on by other auditors.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
27 June 2003, except as to Notes 13d and e which are as at 28 August 2003	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements.  Our report to the shareholders dated 27 June 2003 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
27 June 2003, except as to Notes 13d and e which are as at 28 August 2003	CHARTERED ACCOUNTANTS

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 30 April
Canadian Funds

ASSETS	2003	2002
Current
Cash	$147,469	$435,608
Accounts and advances receivable	24,958	7,917
Due from related party (Note 10c)	-	50,482
Portfolio investments (Note 4)	412,575	472,373
	585,002	966,380
Restricted Cash - Flow-Through (Note 9b)	65,886	43,426
Long-Term Investments (Note 5)	1	1
Mineral Property Costs - Schedule (Note 6)	1,760,186	1,722,849
Capital Assets (Note 7)	50,216	63,564
	$2,461,291	$2,796,220

LIABILITIES
Current
Accounts payable and accrued liabilities	$54,710	$60,090
Current portion of loan payable (Note 8)	7,350	8,098
	62,060	68,188
Loan Payable (Note 8)	-	7,438
Continued Operations (Note 1)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
14,675,117 (2002 -12,915,783) shares outstanding	18,706,926	18,469,626
Deficit - Statement 2	(16,307,695)	(15,749,032)
	2,399,231	2,720,594
	$2,461,291	$2,796,220

ON BEHALF OF THE BOARD:

“Harry Barr”                                             , Director

“Bernard Barlin”                                      , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

Common Shares			Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2000	6,568,281	$16,692,177	$(11,424,404)	$5,267,773
Issuance of shares for:
- Private placements	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)
Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Share issuance costs	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$2,399,231

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	to 30 April 2003	2003	2002	2001
General and Administrative Expenses
Consulting fees	$1,270,976	$90,548	$56,880	$130,251
Management fees	1,590,301	88,200	86,000	89,380
Accounting and audit	529,317	42,172	54,821	34,454
Insurance, licenses and filing	503,116	41,131	40,067	30,699
Rent	419,167	40,015	40,015	36,747
Shareholder relations	1,823,997	39,567	52,094	117,840
Wages, commissions and benefits	692,730	31,031	23,744	30,141
Office and miscellaneous	985,074	27,030	33,331	28,267
Travel, food and lodging	1,220,471	19,892	15,515	61,262
Amortization	529,624	16,049	21,138	28,133
Bank charges and interest	55,541	6,200	3,872	6,200
Legal fees	485,272	2,871	3,594	28,516
	10,105,586	444,706	431,071	621,890
Other Items
Mineral property costs written off	5,246,031	211,946	622,336	2,037,277
Write-down of investments (Note 4)	767,395	35,153	72,517	659,725
Foreign exchange, net	(16,948)	9,071	1,414	(18,386)
Loss from equity investments	579,839	-	-	-
Corporation capital tax	28,926	-	-	-
Gain on sale of capital assets	(9,023)	-	-	-
Insurance proceeds	(250,000)	-	-	-
Reimbursement of administration costs	(290,652)	-	-	-
Mineral property recoveries in excess of expenditures	(220,951)	-	-	-
Interest and other income	(590,552)	(2,823)	(10,514)	(16,046)
Loss (gain) on sale of portfolio investments	958,044	(139,390)	(59,496)	(17,160)
	6,202,109	113,957	626,257	2,645,410

Loss for the Period	$(16,307,695)	$(558,663)	$(1,057,328)	$(3,267,300)

Loss per Share - Basic and Diluted		$(0.04)	$(0.09)	$(0.44)

Weighted Average Number of Shares Outstanding		13,760,332	11,278,715	7,465,724

- See Accompanying Notes -

#

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	To 30 April 2003	2003	2002	2001
Operating Activities
Loss for the period	$(16,307,695)	$(558,663)	$(1,057,328)	$(3,267,300)
Items not affecting cash
Loss (gain) on sale of portfolio investments	958,044	(139,390)	(59,496)	(17,160)
Loss from equity investments	579,839	-	-	-
Write-down of investments	767,395	35,153	72,517	659,725
Mineral property costs written off	5,246,031	211,946	622,336	2,037,277
Amortization	529,624	16,049	21,138	28,133
Gain on sale of capital assets	(9,023)	-	-	-
	(8,235,785)	(434,905)	(400,833)	(559,325)
Changes in non-cash working capital	142,596	28,061	(65,945)	64,054
	(8,093,189)	(406,844)	(466,778)	(495,271)
Investing Activities
Proceeds from (purchase of) short-term investments, net	(1,817,747)	179,035	305,837	30,518
Proceeds from (purchase of) long-term investments	(853,978)	-	(21,500)	(649,978)
Mineral property expenditures	(9,745,101)	(261,805)	(273,611)	(261,972)
Recovery of mineral property expenditures	3,073,548	64,822	94,905	-
Option payments received	1,046,556	-	12,500	-
Purchase of capital assets	(570,817)	(2,701)	(2,478)	(513)
	(8,867,539)	(20,649)	115,653	(881,945)
Financing Activities
Advances from (to) related parties	-	-	-	(10,124)
Loan payable	7,350	(8,186)	(7,330)	(6,338)
Shares issued	17,166,733	170,000	167,556	968,593
	17,174,083	161,814	160,226	952,131

Net Increase (Decrease) in Cash	213,355	(265,679)	(190,899)	(425,085)
Cash position - Beginning of period	-	479,034	669,933	1,095,018
Cash Position - End of Period	$213,355	$213,355	$479,034	$669,933

Cash Position Consists of:
Cash	$147,469	$147,469	$435,608	$385,560
Restricted cash – flow-through	65,886	65,886	43,426	284,373
	$213,355	$213,355	$479,034	$669,933

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$1,256,750	$60,550	$161,600	$-
Shares issued for services	$60,997	$-	$-	$-
Shares issued for debt	$51,848	$-	$-	$-
Shares issued for finders’ fees	$170,598	$6,750	$13,500	$-
Shares received for mineral properties	$46,128	$15,000	$31,128	$-

- See Accompanying Notes –

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Alaska Properties
Acquisition	$11,234	$-	$11,234	$13,907
General exploration costs	-	5,831	5,831	1,768
Sale proceeds	-	-	-	(15,675)
	11,234	5,831	17,065	-

Manitoba Property
Starlight
Acquisition	24,000	-	24,000	26,500
Geophysical and general	-	-	-	88,773
Option payments received	-	-	-	(43,628)
Reimbursement of exploration costs	-	(25,000)	(25,000)	(94,905)
	24,000	(25,000)	(1,000)	(23,260)

Ontario Properties
Mantle Lake
Acquisition	-	-	-	49,500
General exploration costs	-	-	-	33,919
	-	-	-	83,419
Fire River
Acquisition	-	-	-	74,500
Geophysical	-	-	-	16,647
	-	-	-	91,147
Baird and Birch-Uchi
Acquisition	3,000	-	3,000	-
Staking	4,800	-	4,800	-
Option payments received	(15,000)	-	(15,000)	-
	(7,200)	-	(7,200)	-

Quebec Properties
Otish Mountain
Acquisition	-	-	-	90,376
Geophysical	-	30,948	30,948	38,523
	-	30,948	30,948	128,899
Glitter Lake
Acquisition	2,800	-	2,800	5,600
General exploration costs	-	440	440	-
Geophysical	-	-	-	23,953
	2,800	440	3,240	29,553
Raglan
Acquisition	10,240	-	10,240	-

Balance Carried Forward	$41,074	$12,219	$53,293	$309,758

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

#

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Balance Forward	$41,074	$12,219	$53,293	$309,758

Newfoundland Properties
Botwood Basin and Gander
Acquisition	60,500	-	60,500	-
Staking	24,000	-	24,000	-
Drilling	-	56,799	56,799	-
Consulting	-	58,540	58,540	-
Geophysics	-	33,784	33,784	-
General exploration costs	-	819	819	-
Government assistance	-	(39,822)	(39,822)	-
	84,500	110,120	194,620	-

Other Properties	1,370	-	1,370	420

Costs for the Year	126,944	122,339	249,283	310,178
Balance - Beginning of year	320,898	1,401,951	1,722,849	2,035,007
Mineral property costs written off	(117,742)	(94,204)	(211,946)	(622,336)
Balance - End of Year	$330,100	$1,430,086	$1,760,186	$1,722,849

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $16,307,695.  The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Notes 13b and e) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, CanAlaska Resources Ltd. USA (“U.S.A.”), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

j)

Stock-Based Compensation - Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted by the company on or after 1 May 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

k)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

4.

Portfolio Investments

Details are as follows:

	2003
	Book Value	Market Value	2002 Book Value
Pacific North West Capital Corp. ("PFN")	$227,035	$429,366	$228,208
Freegold Ventures Ltd. ("ITF")	100,647	100,647	85,257
Secure Enterprise Solutions Inc. ("SES")	-	-	61,163
Other portfolio investments	84,893	92,103	97,745
	$412,575	$622,116	$472,373

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the year, the company had a gain on sale on portfolio investments of $139,390 (2002 - $59,496) of which $4,933 (2002 - $NIL) was on the sale of PFN shares and $59,880 (2002 - loss of $5,563) was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

Write-down of investments consists of the following:

Portfolio:
Write-down of ITF	$9,633
Write-down of other portfolio investments	25,520
$35,153

5.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the company invested in a 40% interest in WebDispatchers, a British Columbia private company involved in software development.  As at 30 April 2003, the company had invested $546,658 in WebDispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs

Details are as follows:

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Alaska Properties	$183,058	$1,291,350	$1,474,408	$1,457,343
Quesnel Canyon, British Columbia	1	-	1	1
Starlight Property, Manitoba	-	-	-	16,955
Baird and Birch-Uchi Properties, Ontario	(7,200)	-	(7,200)	-
Quebec Properties
Otish Mountain	90,376	69,470	159,846	128,899
Glitter Lake	53,625	69,266	122,891	119,651
Raglan	10,240	-	10,240	-
	$330,100	$1,430,086	$1,760,186	$1,722,849

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company has a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

b)

Quesnel Canyon, British Columbia

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1.

c)

Starlight Property, Manitoba

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by reimbursing costs of $25,000 and issuing 200,000 common shares.

During the prior year, the company did not complete sufficient assessment work to keep the property in good standing and consequently, the claims were permitted to expire.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Upon execution of agreement (paid)	-		$3,000
Within 15 days of regulatory approval	25,000	*	-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$71,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

The property is subject to a 1.5% Net Smelter Return Royalty (“NSR”).  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye Gold International Inc. (“Hawkeye”), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Within 15 days of regulatory approval	25,000	*	$-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$68,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario - Continued

The property is subject to a 1.5% NSR.  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company, at its option, must complete the following:

•

Pay $46,456 for reimbursement of staking and transfer costs (paid)

•

Issue 200,000 common shares (issued)

•

Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2003 the company has incurred approximately $160,000.

In addition, the company agreed to pay the optionor:

•

a 10% fee for being the field manager (up to $250,000)

•

an additional $25,000 in the event the company intersects kimberlite in a drill program

•

$50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% NSR.  The company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

ii)

Glitter Lake

The company has acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the company.

The property is subject to a 1.5% NSR.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

e)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

By agreement dated 15 August 2003, the company optioned up to a 70% interest in the Glitter Lake property to PFN, a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
On or before 15 April 2003 (completed)	-	$-	$50,000
Upon execution of the agreement	-	10,000	-
Within 5 days of regulatory approval	20,000	-	-
On or before 1st year after approval	20,000	-	-
On or before 15 April 2004	-	-	150,000
On or before 15 August 2004	-	15,000	-
On or before 2nd year after approval	20,000	-	-
On or before 15 April 2005	-	-	200,000
On or before 15 August 2005	-	20,000	-
On or before 15 April 2006	-	-	300,000
	60,000	$45,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event PFN does not complete a bankable Feasibility Study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable Feasibility Study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spent $1,000,000 in exploration expenditures.

PFN and the company will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to acceptance by regulatory authorities.

iii)

Raglan

During the year, the company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

f)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company could, at its option, make payments, issue shares and incur exploration costs as follows:

	Payments	Shares	Cumulative Exploration Expenditures
Upon signing (paid, issued and incurred)	$20,000	125,000	$150,000
On or before 4 June 2003	25,000	125,000	$350,000
On or before 4 June 2004	30,000	100,000	$600,000
On or before 4 June 2005	35,000	100,000	$1,000,000
	$110,000	450,000

ii)

Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the year, all amounts relating to the Newfoundland properties were written off.

7.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Office equipment	$194,714	$165,040	$29,674	$34,177
Automotive equipment	68,230	51,848	16,382	23,403
Mining equipment	215,516	211,356	4,160	5,984
	$478,460	$428,244	$50,216	$63,564

8.

Loan Payable

The loan payable bears interest at 10.75% per annum, repayable in monthly payments of $777.  The loan matures 27 February 2004 and is secured by a company vehicle.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

9.

Share Capital

a)

Private Placements

During the year, the company issued 1,000,000 units for gross proceeds of $100,000.  Each unit consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one common share of the company at a price of $0.12 for a five year period expiring 14 November 2007.

b)

Flow-Through Shares

During the year, the company issued 466,667 flow-through units by private placement for gross proceeds of $70,000. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.20 expiring 31 December 2003.  A 7% finder’s fee was paid on this flow-through private placement by way of a share issuance of 32,667 shares.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance which are not spent on qualifying CEE as at the balance sheet date.

c)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 30 April 2003 and 2002, and the changes for the years ending on those dates, is as follows:

	2003		2002
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	500,065	$0.50	684,065	$0.44
Granted	-	-	-	-
Forfeited	-	-	(184,000)	0.28
Balance - End of year	500,065	$0.50	500,065	$0.50

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options - Continued

As at 30 April 2003, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options	48,000	$ 0.50	21 May 2003
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
500,065

d)

Share Purchase Warrants

As at 30 April 2003, the following share purchase warrants are outstanding:

	Number	Exercise Price	Expiry Date
Warrants	233,333	$ 0.20	31 December 2003
	2,500,000	$ 0.35	10 April 2006
	1,900,000	$ 0.10	15 January 2007
	1,000,000	$ 0.12	14 November 2007
5,633,333

10.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the year, the company paid:

	2003		2002		2001
Consulting fees to a company controlled by an officer of the company	$15,397		$17,810		$7,453
Management fees to a company controlled by a director of the company	$88,200		$86,000		$89,380
Rent to a company controlled by a director of the company	$40,015		$40,015		$35,814
Accounting fees to a company controlled by an officer of the company	$10,950	$	NIL	$	NIL

b)

Pursuant to private placements, the company issued 1,000,000 common shares (2002 - 1,480,000) for proceeds of $100,000 (2002 - $148,000) to an officer, a director and companies controlled by a director.

c)

Included in accounts receivable is $NIL (2002 - $50,482) receivable from a company with a director in common.  The receivable included interest at 10% per annum.  This loan was repaid on 31 May 2002.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

11.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $4,382,000 that may be applied against taxable income in future years and expire as follows:

Amount
2004	$340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	626,000
$4,382,000

The company also has approximately $3,759,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

12.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$25,272
2005	$25,272
2006 (expiry in June 2005)	$4,212

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

13.

Subsequent Events

a)

Subsequent to year-end, the company granted 100,000 incentive stock options at an exercise price of $0.10 per common share for a period of five years, subject to regulatory approval.

b)

The company is in the process of arranging a private placement of up to 1,500,000 shares at $0.10 per share for gross proceeds of up to $150,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% may be paid.  The private placement is subject to regulatory approval.

c)

Subsequent to year-end, the company issued 50,000 (25,000 each) common shares as partial consideration for the Baird and Birch-Uchi Properties (Note 6d).

d)

Subsequent to year-end, the company optioned up to a 65% interest in the Alaska properties to Freegold, a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold can increase its interest to 60% by completing a Feasibility Study within two years.  An additional 5% can be earned by commencing commercial production two years after a positive Feasibility Study.  In the event that a bankable Feasibility Study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

This agreement is subject to regulatory approval.

e)

The company intends to undertake a non-brokered private placement of up to 350,000 units for gross proceeds of up to $350,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.12 for a period ending two years from the closing date of the placement.  A finders fee of 7% is payable in units.

This is subject to regulatory and shareholder approval.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

14.

Segmented Information

Details on a geographic basis at 30 April 2003 are as follows

	Canada	U.S.A.	Total
Assets	$984,171	$1,477,120	$2,461,291
Capital Expenditures	$246,267	$18,239	$264,506
Loss for the Year	$558,663	$-	$558,663

Details on a geographic basis at 30 April 2002 are as follows:

	Canada	U.S.A.	Total
Assets	$1,338,878	$1,457,342	$2,796,220
Capital Expenditures	$297,589	$-	$297,589
Loss for the Year	$1,057,328	$-	$1,057,328

Details on a geographic basis at 30 April 2001 are as follows:

	Canada	U.S.A.	Total
Assets	$2,083,916	$1,457,341	$3,541,257
Capital Expenditures	$863,332	$49,131	$912,463
Loss for the Year	$3,267,300	$-	$3,267,300

Details on an industry basis at 30 April 2003 are as follows:

	Software Development	Resource Exploration	Total
Assets	$-	$2,461,291	$2,461,291
Capital Expenditures	$-	$264,506	$264,506
Loss (income) for the Year	$-	$558,663	$558,663

Details on an industry basis at 30 April 2002 are as follows:

	Software Development	Resource Exploration	Total
Assets	$61,163	$2,735,057	$2,796,220
Capital Expenditures	$21,500	$276,089	$297,589
Loss (income) for the Year	$(8,926)	$1,066,254	$1,057,328

Details on an industry basis at 30 April 2001 are as follows:

	Software Development	Resource Exploration	Total
Assets	$307,321	$3,233,936	$3,541,257
Capital Expenditures	$649,978	$262,485	$912,463
Loss for the Year	$525,157	$2,742,143	$3,267,300

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

15.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the company’s business affairs and raised financing sufficient to fund the company’s business plan.

c)

Until 1 May 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements.  Commencing 1 May 2002, Canadian GAAP treatment is consistent with United States GAAP treatment.  Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

d)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income relating to that investment is cleared out to income.  Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

15.

Differences between Canadian and United States GAAP – Continued

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	to 30 April 2003	2003	2002	2001
Loss for the period as reported	$(16,307,695)	$(558,663)	$(1,057,328)	$(3,267,300)
Stock compensation expense on release of performance shares	(442,500)	-	-	-
Stock compensation expense on award of employee stock options, private placements and warrants	(1,016,332)	-	-	(20,805)
Write-off of mineral property costs	(1,760,186)	(37,337)	312,158	1,775,305
Loss on write-down of portfolio investments	220,738	35,153	51,017	134,568
Primary loss for the period in accordance with United States GAAP	$(19,305,975)	$(560,847)	$(694,153)	$(1,378,232)
Primary loss per share for the period in accordance with United States GAAP		$(0.04)	$(0.07)	$(0.20)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2003	2002	2001
Deficit - As reported	$(16,307,695)	$(15,749,032)	$(14,691,704)
Stock compensation expense on release of performance shares	(442,500)	(442,500)	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	(1,016,332)	(1,016,332)	(1,016,332)
Write-off of mineral property costs	(1,760,186)	(1,722,849)	(2,035,007)
Loss on write-down of portfolio investments	220,738	185,585	134,568
Deficit in accordance with United States GAAP	$(19,305,975)	$(18,745,128)	$(18,050,975)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

15.

United States Generally Accepted Accounting Principles - Continued

a)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated	Comprehensive
	Number	Amount	Deficit	Income	Total
Shareholders’ equity balance as reported at 30 April 2001	10,220,783	$18,126,970	$(14,691,704)	$-	$3,435,266
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(2,035,007)	-	(2,035,007)
Loss on write-down of portfolio investments	-	-	134,568	(134,568)	-
Unrealized holding gains on portfolio investments	-	-	-	744,504	744,504
Shareholders’ equity in accordance with United States GAAP at 30 April 2001	10,220,783	$19,143,302	$(18,050,975)	$609,936	$1,702,263
Shareholders’ equity balance as reported at 30 April 2002	12,915,783	$18,469,626	$(15,749,032)	$-	$2,720,594
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(1,722,849)	-	(1,722,849)
Loss on write-down of portfolio investments	-	-	185,585	(185,585)	-
Unrealized holding gain on portfolio investments	-	-	-	530,583	530,583
Shareholders’ equity in accordance with United States GAAP at 30 April 2002	12,915,783	$19,485,958	$(18,745,128)	$344,998	$1,085,828
Shareholders’ equity balance as reported at 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$-	$2,399,231
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(1,760,186)	-	(1,760,186)
Loss on write-down of portfolio investments	-	-	220,738	(220,738)	-
Unrealized holding gain on portfolio investments	-	-	-	209,541	209,541
Shareholders’ equity in accordance with United States GAAP at 30 April 2003	14,675,117	$19,723,258	$(19,305,975)	$(11,197)	$406,086

24 February 2003

Letter Agreement between:

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver B.C.

V6M 2A3

Hereinafter referred to as   “CanAlaska”

and

Perry  English

Box 494

Red Lake, Ontario

P0V 2M0

Hereinafter referred to as   “English “

English has agreed that CanAlaska may earn a 100% interest in certain mineral claims in which he owns 100% interest, located in the Red Lake Greenstone district of Ontario, subject to English retaining a 1.5% Net Smelter Return royalty from any future commercial production of minerals from these claims.

The mineral claims that comprise the property are known as the Baird Property. This Property is described in detail in Schedule A  attached.

CanAlaska may acquire a 100% interest in the property by completing the cash payments and issuances of Canalaska Ventures Ltd. common stock set out below, and by adhering to the other terms within this Letter Agreement. All cash and share payments are subject to CanAlaska receiving regulatory exchange approval.

Baird  Property

CanAlaska will automatically vest with a 100% interest in the Baird property upon making all the cash payments and share payments ( CanAlaska shares) to English set out below. CanAlaska may elect to accelerate these payments in order to vest earlier.

Cash

Shares

Upon execution of this Letter Agreement	$3000 (less $375 previously advanced )
Within 15 days of regulatory approval		25,000
On or before 1st Anniversary Letter Agreement	$6,000	25,000
On or before 2nd Anniversary Letter Agreement	$12,000	25,000
On or before 3rd Anniversary Letter Agreement	$20,000	25,000
On or before 4th Anniversary Letter Agreement	$30,000	Nil
Total	$71,000	100,000

If the CanAlaska share price at the date of one or more of the above share issuances is  $0.51 or higher, then the number of shares to be paid to English at that time shall be reduced to 20,000 from 25,000).

Upon CanAlaska  vesting with 100% interest in the property, English shall transfer the ownership to CanAlaska within 15 days, of any mineral claims within the Baird property listed in Schedule A, which are not already registered in  CanAlaska ’s name.

English will retain a 1.5% Net Smelter Royalty interest in all future commercial production from the claims. CanAlaska can elect to purchase a 0.5% NSR from English  for $750,000 and  English will give CanAlaska a first right of refusal on the remaining 1% NSR, stating the terms upon which he intends to sell it.

Termination

CanAlaska may terminate this Letter Agreement at any time, subject to CanAlaska having made the initial cash payment ($3,000) due upon execution of this Letter Agreement  and share payment due within 15 days of CanAlaska having received regulatory approval of this Letter Agreement.   At the date of  termination mineral claims # 1247902, 1247903 must have sufficient assessment work applied to them to keep them in good standing for a minimum of seven months.. Notice of termination shall be deemed as sufficiently given if expressly delivered by commercial courier service, or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission addressed as follows:

In the case of English:

Perry  English

Box 494

Red Lake, Ontario

P0V 2M0

In the case of CanAlaska

The President:  CanAlaska Ventures Ltd.

Attention : Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone: 604.685.1870

Facsimile: 604.685.6550

Relinquishment

CanAlaska can relinquish its interest in any one or more of the mineral claims comprising the Baird property, provided that at the date of relinquishment, sufficient assessment work has been applied to keep the relinquished claims in good standing for for a minimum seven months.

Environmental

English is not aware of any environmental concerns or requirements relating to previous work on the Baird property.

Assignment

CanAlaska may assign any of its rights or obligations under this Letter Agreement at any time provided the rights of English are not diminished in any manner. CanAlaska may enter into agreements with other mining Companies at any time whereby the latter may earn an interest in the Baird Property on terms which may include the assumption of one or more of CanAlaska’s obligations under this Letter Agreement.

Arbitration

If there is any dispute, disagreement or controversy (herein collectively called a “Dispute”)  between CanAlaska and English with respect to any matter arising under this Letter Agreement or construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof. The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (British Columbia) and the decision of the arbitrator shall be made within 30 days following his being named, and shall be based exclusively upon the advancement of exploration, development and production work of the Property, and not on the financial circumstances of the Parties. The costs of arbitration shall be borne equally by the parties to the Dispute unless otherwise determined by the Arbitrator in the award.

General

English warrants that he holds a 100% interest in the Baird property and is unaware of any liens against the property, including royalties, other than the NSR royalty he holds, which is referred to in this Agreement.

Canalaska and English have both confirmed their agreement with the terms within this Letter Agreement by signing below.

Signed:

“Perry English”

February 25, 2003

“Julia English”

___________________

_______________

_____________

Perry English

Date

Witness

Signed

“Harry Barr”

February 28, 2003

___________________

_______________

_____________

CanAlaska  Ventures Ltd.

Date

Witness

SCHEDULE   A

This Schedule A is attached to the letter Agreement between CanAlaska Ventures Ltd. and Perry English dated 24th February 2003.

Baird  Property

Mineral Claims	Expiry Date	# of Claim Units	Hectares
1247902	2003-SEP-04	8	128
1247903	2003-SEP-04	9	144

24 February 2003

Letter Agreement between:

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver B.C.

V6M 2A3

Hereinafter referred to as   “CanAlaska”

and

Jerrold Williamson

Box 534

Ear Fall, Ontario

P0V 1T0

Hereinafter referred to as   “Williamson “

Williamson has agreed that CanAlaska may earn a 100% interest in certain mineral claims in which he owns 100% interest, located in the Birch-Uchi Greenstone district of Ontario, subject to Williamson retaining a 1.5% Net Smelter Return royalty from any future commercial production of minerals from these claims.

The mineral claims comprise a property known as the Birch-Uchi Property. The property is described in detail in Schedule A  attached.

CanAlaska may acquire a 100% interest in the property by completing the cash payments and issuances of Canalaska Ventures Ltd. common stock set out below, and by adhering to the other terms within this Letter Agreement. All cash and share payments are subject to CanAlaska receiving regulatory exchange approval.

Birch-Uchi Property

CanAlaska may earn a 100% interest in the Birch-Uchi Property by making all the cash payments and share issuances of CanAlaska common stock to Williamson set out below. CanAlaska can elect to accelerate the payments in order to vest earlier.

	Cash	Shares
Upon execution of this Letter Agreement	Nil
Within 15 days of regulatory approval		25,000
On or before 1st Anniversary Letter Agreement (*less $375 previously advanced)	$6,000*	25,000
On or before 2nd Anniversary Letter Agreement	$12,000	25,000
On or before 3rd Anniversary Letter Agreement	$20,000	25,000
On or before 4th Anniversary Letter Agreement	$30,000	Nil
Total	$68,000	100,000

If the CanAlaska share price at the date of one or more of the above share issuances is $ 0.51 or higher, then the number of shares to be paid to Williamson at that time shall be reduced to 20,000 from 25,000.

Upon CanAlaska vesting with a 100% interest in the property, Williamson shall transfer the ownership to Canalaska within 15 days of any mineral claims within the Birch-Uchi property listed in Schedule A, which are not already registered in CanAlaska’s name.

Williamson will retain a 1.5%NSR interest in any future commercial production from the claims. CanAlaska can purchase a 0.5% NSR from Williamson for $750,000 and Williamson will give CanAlaska a first right on the remaining 1% NSR , stating the terms upon which he intends to sell it..

Termination

CanAlaska may terminate this Letter Agreement at any time, subject to CanAlaska making the initial share payment due on the Birch-Uchi property within 15 days of CanAlaska receiving regulatory approval for this Letter Agreement. At the date of termination, the mineral claims must have sufficient assessment work applied to keep them in good standing for a further 12 months. Notice of termination shall be deemed as sufficiently given if expressly delivered by commercial courier service, or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission addressed as follows:

In the case of Williamson:

Jerrold Williamson

Box 534

Ear Fall, Ontario

P0V 1T0

Telephone: 807.222.3741

In the case of CanAlaska

The President:  CanAlaska Ventures Ltd.

Attention : Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone: 604.685.1870

Facsimile: 604.685.6550

Relinquishment

CanAlaska can relinquish its interest in any one or more of the mineral claims comprising the Birch-Uchi property, provided that at the date of relinquishment, sufficient assessment work has been applied to keep the relinquished claims in good standing for an additional 12 months .

Environmental

Williamson is not aware of any environmental concerns or requirements relating to previous work on the Birch-Uchi property.

Assignment

CanAlaska may assign any of its rights or obligations under this Letter Agreement at any time provided the rights of Williamson rights are not diminished in any manner. CanAlaska may enter into agreements with other mining Companies at any time whereby the latter may earn an interest on terms which may include the assumption of one or more of CanAlaska’s obligations under this Letter Agreement.

Arbitration

If there is any dispute, disagreement or controversy (herein collectively called a “Dispute”)  between CanAlaska and Williamson with respect to any matter arising under this Letter Agreement or construction hereof, then the dispute shall be determined by arbitration and judgement upon the award rendered may be entered into any court having jurisdiction thereof. The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (British Columbia) and the decision of the arbitrator shall be made within 30 days following his being named, and shall be based exclusively upon the advancement of exploration, development and production work of the Property, and not on the financial circumstances of the Parties. The costs of arbitration shall be borne equally by the parties to the Dispute unless otherwise determined by the Arbitrator in the award.

General

Williamson warrants that he holds a 100% interest in the Birch-Uchi property and is unaware of any liens against the properties, including royalties, other than the NSR royalty he holds, which is referred to in this Agreement.

Canalaska and Williamson have both confirmed their agreement with the terms within this Letter Agreement by signing below.

Signed:

“Jerold Williamson”

February 25, 2003

“L Williamson”

___________________

_______________

_____________

Jerrold Williamson

Date

Witness

Signed

“Harry Barr”

February 28, 2003

“Charlotte Brown”

___________________

_______________

_____________

CanAlaska  Ventures Ltd.

Date

Witness

SCHEDULE A

This Schedule A is attached to the letter Agreement between CanAlaska Ventures Ltd.and Jerrold Williamson dated 24th February 2003.

Birch-Uchi  Property

Mineral Claims	Expiry Date	# of Claim Units	Hectares
3003499	~ Feb 2005	15	240
3003536	~ Feb 2005	15	240
3009619	~ Feb 2005	4	64
3003498	~ Feb 2005	15	240

CanAlaska Ventures Ltd.

TSX Venture Exchange:  CVV

2303 West 41st Avenue

OTCBB:  CVVLF

Vancouver, BC  V6M 2A3

Toll Free 1-800-667-1870

Facsimile 1-604-685-6550

April 9th, 2003

LETTER AGREEMENT BETWEEN CANALASKA VENTURES LTD AND

HAWKEYE GOLD INTERNATIONAL INC.

HAWKEYE GOLD INTERNATIONAL INC.

Suite 2701 – 1188 Quebec Street

Vancouver, B.C., Canada V6A 4B3

Attention:

Mr. Greg Neeld

Dear Greg:

I propose terms below whereby Hawkeye Gold Corporation Inc. (“Hawkeye”) can earn a 50% interest in two mineral properties (the “Properties”) owned 100% by CanAlaska Ventures Ltd (“CanAlaska”) located in the Red Lake District of Ontario, respectively the Baird-Madsen and the  Swain Lake Properties.  The properties are described in Exhibit A attached. Hawkeye can earn a 50% interest in one or both of the properties. If you are in agreement with the stated terms please sign at the end of this letter agreement where indicated, whereupon this Letter Agreement shall become a binding agreement.

Hawkeye can earn a 50% interest in the Baird-Madsen and the Swain Lake Properties as follows:

1.

Baird-Madsen Property Option

Hawkeye will earn a 50% interest by completing the following terms:

Upon TSX Venture Exchange regulatory approval

Issuing 50,000 Hawkeye shares to CanAlaska

On or before July 15th, 2003

a)

Paying $5,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 1st Anniversary  (April 9, 2004)

a)

Paying $10,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 2nd Anniversary  (April 9, 2005)

a)

Paying $15,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 3rd Anniversary  (April 9, 2006)

a)

Paying $25,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 4th Anniversary  (April 9, 2007)

a)

Paying $35,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

1A.

Exploration Expenditures:

In addition to the cash and share payments listed above Hawkeye agrees to complete the following exploration expenditures.

Year 1:

$37,500 Exploration expenditure to be completed by the first anniversary April 9, 2004 (funds to be advanced to the Operator not later than July 15th, 2003). These funds are to be used by the Operator solely in compliance with the 2003 Work Schedule set out in Schedule B attached. Hawkeye may accelerate its exploration expenditure obligations in order to vest with an interest earlier, however the Operator shall not exceed the annual exploration budgets without the written consent of Hawkeye.  In the event Hawkeye has not advanced the $37,500 to the Operator by July 15th, 2003 it shall still be liable for the initial cash and share payments although this Agreement shall then become null and void and Hawkeye shall have no further right to earn an interest in the property.

Year 2:

$125,000 in Exploration expenditures by the second anniversary April 9, 2005.

Year 3:

$200,000 in Exploration expenditures by the third anniversary April 9, 2006.

2.

 Swain Lake Property

Upon TSX regulatory approval

a)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before July 15th, 2003

a)

Paying $5,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 1st Anniversary  (April 9, 2004)

a)

Paying $10,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 2nd Anniversary  (April 9, 2005)

a)

Paying $15,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 3rd Anniversary  (April 9, 2006)

a)

Paying $25,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

On or before the 4th Anniversary  (April 9, 2007)

a)

Paying $35,000 cash to CanAlaska

b)

Issuing 50,000 Hawkeye shares to CanAlaska

2A.

Exploration Expenditures:

In addition to the cash and share payments listed above-Hawkeye agrees to complete the following exploration expenditures.

Year 1:

$37,500 Exploration expenditure to be completed by the first anniversary April 9, 2004 (funds to be advanced to the Operator not later than July 15th 2003). These funds are to be used by the Operator solely in compliance with the 2003 Work Schedule set out in Schedule B attached. Hawkeye may accelerate its exploration expenditure obligations in order to vest with an interest earlier, however the Operator shall not exceed the annual exploration budgets without the written consent of Hawkeye. In the event Hawkeye has not advanced the $37,500 to the Operator by July 15th 2003 it shall still be liable for the initial cash and share payments although this agreement shall then become null and void and Hawkeye shall have no further right to earn an interest in the property.

Year 2:

$125,000 in Exploration expenditures by the second anniversary April 9, 2005.

Year 3:

$200,000 in Exploration expenditures by the third anniversary April 9, 2006.

GENERAL TERMS AND CONDITIONS

1.

The parties agree and acknowledge that all terms are subject to regulatory approval. Hawkeye acknowledges that in the first year, in order for the option to remain in force it must provide the funding for both Properties for a minimal total exploration expenditure in the first year of  $75,000.

2.

When Hawkeye has completed all required cash and share payments and has completed all the required exploration expenditures relating to a particular Property, it shall automatically vest with a 50% interest in that Property.

3.

Hawkeye agrees to submit this Agreement to the TSX Venture Exchange within three (3) business days of the execution date of this Agreement.

4.

 A more formal Option Agreement shall be drawn up within 30 days and the terms of this Letter Agreement shall be legally binding and in full force and effect until such time as a more formal agreement is drawn up.

5.

After Hawkeye vests with an interest in a Property, approved annual budgets will be contributed by Hawkeye and CanAlaska in proportion to their respective interests.  Non-contribution to an approved budget by either Hawkeye or CanAlaska will result in dilution of that party.

6.

Once Hawkeye vests with a 50% interest, a Joint Venture shall automatically be formed which shall take the format of the Model Form Mining Venture Agreement of the Rocky Mountain Mineral Law Foundation.

7.

Canalaska will be the Operator during the option earn-in phase and upon the formation of the Joint Venture provided it holds at least a 50% property interest.  A Management Committee will be established which shall have two (2) members from both CanAlaska and Hawkeye. The Management Committee shall propose exploration programs and budgets for the second and subsequent exploration years.  The first year exploration program (Schedule B) has been approved by both parties.  If CanAlaska and Hawkeye are unable to agree upon an exploration programs for the Properties for subsequent years then proposed programs will be submitted to an independent Vancouver based geological consultant, at Hawkeye’s cost, to provide a casting vote.

8.

In the event that a third party mining company enters into an agreement with CanAlaska and Hawkeye, whereby it may earn an interest in one or both of the properties subject to this Agreement and subsequently vests with an interest in the property, both CanAlaska and Hawkeye will contribute to the interest to be earned by the third party in proportion to their respective interests at this time. In the event a third party mining company enters into an Agreement with Hawkeye and CanAlaska before Hawkeye has vested with a 50% property interest, Hawkeye shall make cash payments to CanAlaska within 60 days of the third party executing the agreement with Hawkeye and CanAlaska, which shall be calculated and payable as follows:  Hawkeye shall pay to CanAlaska in cash, the balance of exploration expenditures required to be spent by Hawkeye on the property (or properties), as of the date the third party company enters into the agreement, DIVIDED by two (2) with the resultant amount payable in three equal amounts, with the first payment due within 60 days following the date of execution of the agreement with the third party company and the second and third payments due on the first and second anniversaries of that agreement.

As an example, if at the time the third party executes an agreement relating to one of the properties and Hawkeye has at that date spent $62,500 on that property then $300,000 remains to be spent, which divided by two (2) equals $150,000.  This sum is payable in three equal payments of $50,000 with the first payment being due within 60 days of the execution of the agreement with the third party.

In addition Hawkeye will also be responsible for making all remaining cash and stock payments set out in this Agreement as they become due.

9.

Provided it has made the initial cash and share payments ($10,000 cash and 100,000 Hawkeye shares) Hawkeye may terminate this Agreement by giving 60 days written notice to CanAlaska.  At the time of termination the claims constituting the properties must be in good standing for a period of not less than 13 months.

10.

A 1.5% Net Smelter Royalty interest in all future commercial production from the properties exists on both Properties.  CanAlaska and Hawkeye will share the buyout provisions according to their respective interests.  On each property, 0.5% NSR of the existing 1.5% NSR may be purchased for $750,000. There is a first right of refusal on the remaining 1% NSR.

11.

If Hawkeye does not advance the required $75,000 for the first year program to Canalaska by 15 July 2003 this Agreement will automatically become null and void: however Hawkeye will still be required to make the initial cash and share payments ($10,000 and 100,000 shares) due on the two (2) Properties.

12.

Canalaska will be entitled to receive a 10% Management fee for acting as the program Operator, this fee to be incorporated within the agreed exploration expenditure for each year.  CanAlaska shall be responsible for providing monthly technical and accounting summaries to Hawkeye.

Yours truly,

CANALASKA VENTURES LTD.

“Harry Barr”

Harry Barr

President

ACCEPTED AND AGREED TO THIS ____ DAY OF ____________, 2003

“Greg Neeld”

______________________________________

Greg Neeld, Hawkeye Gold International Inc.

Exhibit “A” to the Letter Agreement between Hawkeye Gold International Inc. and CanAlaska Ventures Ltd dated April 9, 2003

Baird-Madsen Property

Mineral Claims	Expiry Date	# of Claim Units	Hectares
3006111	~ Feb 2005	9	144
3006112	~ Feb 2005	4	64
3011422	~ Feb 2005	8	128
3011423	~ Feb 2005	6	96
1247902	2003-SEP-04	8	128
1247903	2003-SEP-04	9	144

Swain Lake Property

Mineral Claims	Expiry Date	# of Claim Units	Hectares
3003499	~ Feb 2005	15	240
3003536	~ Feb 2005	15	240
3009619	~ Feb 2005	4	64
3003498	~ Feb 2005	15	240

EXHIBIT B

Attached to the Agreement between Hawkeye Gold International Inc and CanAlaska Ventures Ltd. dated 9 April 2003

CanAlaska, Program Operator, will carry out the following program in 2003 on the Baird-Madsen and Swain Lake Properties.

Reconnaissance Geological Mapping

Prospecting

Outcrop Sampling and Assaying

The objective of the program will be to provide an initial evaluation of the merits of each property (principally directed towards gold exploration) in order to ascertain where emphasis should be given in the 2004 exploration program. The program will try to emphasize taking the greatest number of samples for assay within the available $75,000 budget.( $37,500 on each Property).  CanAlaska will provide a monthly accounting of its expenditures.

GLITTER LAKE PROJECT – OPTION AGREEMENT

DATED:

August 15th, 2003

BETWEEN:

CANALASKA VENTURES LTD

AND

PACIFIC NORTH WEST CAPITAL CORP.

GLITTER LAKE PROJECT

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made as of the 15th day of August 2003

BETWEEN:

CANALASKA VENTURES LTD. a company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter collectively referred to as the “Optionor”)

OF THE FIRST PART

AND:

PACIFIC NORTH WEST CAPITAL CORP. a company duly incorporated pursuant to the laws of Alberta and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter referred to as “PFN”)

OF THE SECOND PART

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral claims situated in the Province of Quebec, Canada and more particularly described in Schedule “A” attached hereto and made a part of this Option Agreement (hereinafter collectively called the “Property).

AND WHEREAS the Optionor has agreed to grant to PFN an option to acquire a fifty (50%) per cent interest in and to the Property subject to a 1.5% NSR payable to a third party;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the payment of $10.00, the prior receipt and sufficiency of which is hereby acknowledged by the Optionor and subject to the terms and conditions hereafter set forth, the Optionor and PFN (hereinafter collectively referred to as the “Parties”) hereto agree as follows:

1.

GRANT OF OPTION

a.a

The Optionor hereby grants to PFN the exclusive right and option (the “Option”) to acquire a 50% undivided interest in and to the Property by PFN allotting and reserving for issuance to the Optionor 60,000 free trading (except for any applicable resale restrictions which may be imposed by any regulatory authority having jurisdiction), common shares in the capital of PFN to be paid and issued to the Optionor as follows:

SHARES

Within 5 days regulatory approval of this Option Agreement	20,000

On or before the 1st Anniversary of the approval date of this Option Agreement	20,000

On or before the 2nd Anniversary of the approval date of this Option Agreement	20,000

TOTAL SHARE PAYMENTS	60,000

 This Agreement including the above share payments, is subject to PFN receiving regulatory approval from The Toronto Stock Exchange (TSX).

1.02

CASH

Upon Execution of this Option Agreement	$10,000

On or before the 1st Anniversary of the execution date of this Option Agreement	$15,000

On or before the 2nd Anniversary of the execution date of this Option Agreement	$20,000

TOTAL CASH PAYMENTS	$45,000

The Cash payments are to be made in Canadian Funds.

1.03

PFN is also required to complete the following exploration expenditure on the Property in order to exercise the Option:

On or before April 15th, 2003	$50,000 *

On or before April 15th, 2004	$150,000

On or before April 15th, 2005	$200,000

On or before April 15th, 2006	$300,000

Total exploration expenditures	$700,000

* PFN has completed Exploration expenditures in the amount of $53,138.74 thereby fulfilling the 2003 Exploration commitments.

1.04

In this Option Agreement, “Exploration Expenditures” means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and development and rehabilitation of the Property and includes all moneys required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated including reclamation cost and an overhead charge of 10% applied to all other costs and expenditures.

2.

OPTION ONLY

2.01

This Option Agreement represents an option only and PFN is under no obligation to the Optionor other the initial $10,000 cash payment referred to in section 1.02.  Any further performance under the terms of this Option Agreement by PFN is expressly at the election of PFN.

3.

EXERCISE OF OPTION AND NET SMELTER RETURNS ROYALTY

3.01

PFN shall have exercised the Option and shall have earned and acquired a 50% interest in and to the Property by having made the Optionor the cash and share payments and completed the exploration expenditures in sections 1.01, 1.02 and 1.03.  Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months of having vested.  In the event PFN does not complete a bankeable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of Cdn $50,000 to the Optionor for each year the project is not placed into commercial production.

3.02

PFN shall be under no obligation whatsoever to place the Property into Commercial Production and in the event it is placed into Commercial Production, PFN shall have the right, at any time, to curtail or suspend such operation as it, in its sole and absolute discretion, may determine.

4.

TRANSFER OF TITLE

4.01

Following the exercise of the Option by PFN the Optionor shall transfer the relevant interest in the Property to PFN and provide to PFN documentation to that effect within 30 days of PFN requesting the transfer in writing.

5.

AREA OF INTEREST

5.01

The Area of Interest is defined as that area surrounding the existing property within 2 kms from the perimeter of the property, shown on the map forming part of Schedule A and as further described therein. If the Optionor or PFN acquires mineral interests within the Area of Interest they shall automatically become part of the Property to this Agreement.

6.

OPERATOR

a.a

PFN will be the program Operator.  Programs and budgets will be approved at the sole discretion of the Operator.

7.

RIGHT OF ENTRY

7.01

During the tenure of this Option Agreement and prior to the exercise of the Option, PFN, its servants, agents and workmen and any persons duly authorized by PFN, shall have the right of access to and from the Property and subject to paragraph 12.01 hereof, have the sole and exclusive right to enter upon and take possession of and prospect, explore, and develop the Property in such a manner as PFN in its sole discretion may deem advisable.

8.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

8.01

The Optionor hereby represents and warrants to PFN that:

a)

the Optionor is the recorded and beneficial owner of a 100% interest in and to the Property except for any native land claim issues, which may arise affecting the title and ownership of the Property;

b)

to the best of the Optionor’s knowledge, the Claims comprising the Property have been validly located and are now duly recorded and in good standing in accordance with the laws in effect of the jurisdiction in which the Claims are situated;

c)

the entering into this Option Agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is party or by which its bound;

d)

the Optionor has the exclusive right to enter into this Option Agreement and all necessary authority to assign to PFN a 70% undivided right, title and interest in and to the Property in accordance with the terms and conditions of this Option Agreement;

e)

a 1.5% NSR exists on the property pursuant to an underlying agreement between the Optionor and a third party. PFN and the Optionor will share the buyout of the current 1.5% NSR

f)

other than as disclosed in this Option Agreement, the Property is free and clear of all liens and encumbrances:

g)

the Optionor has advised, and provided to PFN all technical information relating to the mineral and economic development potential of the Property of which the Optionor has knowledge and access to.

a.a

The representations and warranties hereinbefore set out are conditions upon which PFN has relied on entering into this Option Agreement and shall survive the exercise of the Option and the Optionor hereby forever indemnifies and saves PFN harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

9.

REPRESENTATIONS AND WARRANTIES OF PFN

9.01

PFN represents and warrants to the Optionor that:

a)

it has full corporate power and authority to enter into this Option Agreement; and

b)

the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

9.02

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Option Agreement and shall survive the exercise of the Option and PFN hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

10.

COVENANTS OF OPTIONOR

10.01

The Optionor hereby covenants with and to PFN that:

a)

it will, within 15 days of the execution and delivery of this Option Agreement, provide PFN with all technical data in its possession or over which it has control relating to the Optionor’s or any other parties current and previous exploration activities on and in the vicinity of the Property; and

b)

until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of PFN to become absolutely vested in its undivided interest in and to the Property, free and clear of all liens, charges and encumbrances.

11.

COVENANTS OF PFN

11.01

PFN covenants and agrees with the Optionor that until the Option is exercised or otherwise terminates:

a)

PFN shall carry out and record or cause to be carried out all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

b)

PFN shall carry on all operations on the Property in a good and miner-like manner and in compliance with all state, provincial and federal laws;

c)

PFN shall, upon termination of this Option Agreement, leave the Property in a safe condition in compliance with environmental laws, safety laws, and Mining Act rules and regulations at that time;

d)

PFN shall allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property at all reasonable times and upon giving PFN not less than 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and PFN shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

e)

PFN shall allow the Optionor access at all reasonable times to all factual maps, reports, assay results, metallurgical or mineral processing data and other factual technical data prepared or obtained by PFN in connection with its operations on the Property; and

f)

PFN shall provide the Optionor with summary technical reports and an annual written report, with respect to its exploration of the Property and shall provide to Optionor copies of any and all documents filed by PFN relating to assessment filing on the Property.

12.

TERMINATION

12.01

This Option Agreement shall terminate upon PFN, not being at the time in default under any provision of this Option Agreement, giving thirty (30) days written notice to the Optionor of termination.

12.02

Notwithstanding paragraph 12.01, if PFN fails to make any payment or fails to do anything on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement but only if:

a)

it shall first have given to PFN a written notice of failure containing particulars of the payment which PFN has not made or the act which PFN has not performed; and

b)

PFN has not, within 30 days following delivery of such notice, commenced proceedings to cure such failure by appropriate payment or performance (PFN hereby agreeing that should it so commence to cure any failure it will prosecute the same to its completion without undue delay within 60 days subject to Unavoidable Delays – (Article 16)

Should PFN fail to comply with the provisions of sub-paragraph 12.02(b), the Optionor may thereafter terminate this Option Agreement by written notice to PFN.

12.03

Upon termination of this Option Agreement, other than by way of PFN having earned up to its 70% interest in and to the Property, PFN shall turn over to the Optionor copies of all factual maps, reports, assay results and other factual data and documentation in its possession in connection with its operations on the Property.

12.04

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN forfeits any and all interest in and to the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations which theretofore should have been performed, which obligations shall include mandated environmental and safety regulations on the Property.

12.05

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of one (1) year thereafter for the purpose of removing its chattels, machinery, equipment and fixtures therefrom.  Any such property not removed by PFN within one (1) year following termination shall become the property of the Optionor, provided such property is not that of a third party, or of PFN and subject to a clean-up or site restoration order or requirement.

13.

INDEPENDENT ACTIVITIES

13.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and received the full benefit of any and all business endeavors of any sort whatsoever, whether or not competitive with the endeavors contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavors within the general scope of the endeavors contemplated herein.  The legal doctrines of “corporate opportunity” sometimes applied to persons engaged in a joint venture of having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Area of Interest; and

b)

the erection of any mining plant, mill, smelter or refinery, processing plant or industrial operation, located outside the Area of Interest, whether or not such mining plan, mill, smelter or refinery, processing plant or industrial operation treats or utilizes in any manner whatsoever, the metals, minerals, ores or concentrates from the Property.

14.

CONFIDENTIALITY OF INFORMATION

14.01

The Parties hereto shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential.  While this Option Agreement is in effect, PFN may in its sole discretion make periodic press releases relating to its progress on the Property and will submit these to the Optionor at least 24 hours prior to release for comment and recommendations.

15.

ASSIGNMENT

15.01

PFN may assign any of its rights and obligations under this Option Agreement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. The Optionor and PFN will transfer their respective interest to the Major in proportion to their existing interest at the time.  Such interest will only be transferred when PFN vests with an interest.  PFN may accelerate its cash / share and exploration expenditures in order to vest earlier with an interest.  In the event that a Major elects to participate in the Project before PFN vests with a 50% interest, PFN will issue Cdn $100,000 worth of PFN shares to the Optionor, within 15 days of the PFN becoming vested, or such amount which will result in having PFN spent $ 1million in exploration expenditures.

16.

UNAVOIDABLE DELAYS

16.01

If any party should be delayed in or prevented from performing any of the terms, covenants, or conditions of this Option Agreement (other than the issuance of shares as set forth in Article 1 hereof) by reason of a cause beyond the control of such party, including floods, fires, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulations or interference, including but without limiting or restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party’s control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition, of this Option Agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give notice forthwith following the date that such cause ceased to subsist.

17.

ARBITRATION

17.01

If there is any dispute, disagreement or controversy (hereinafter collectively called a “Dispute”) between the Parties with respect to any matter arising under this Option Agreement or the construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof.

The selection of the arbitrator shall be governed by the following procedures:

a)

the party on one side of the Dispute shall inform the other party by notice in writing of the names of three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute; and

b)

the other party shall, within seven days of the receipt of the notice, inform the party on the other side of the Dispute the name of one of the so noted persons that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (Ontario) and the decision of the arbitrator shall be made within 30 days following his being named, shall be based exclusively on the advancement of exploration, development and production work on the Property and not on the financial circumstances of the Parties.  The costs of arbitration shall be borne equally by the Parties to the Dispute unless otherwise determined by the Arbitrator in the award.

18.

REGULATORY APPROVALS AND CONDITIONS PRECEDENT

a.a

The Parties agree and acknowledge that the terms of this Option Agreement be are subject to Regulatory Approval.

19.

NOTICES

a.a

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently give if expressly delivered by commercial courier service or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission, addressed as follows:

In case of the Optionor:

The President: CanAlaska Ventures Ltd.

Attention:

Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

In case of PFN:

Vice President Business Development

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

And any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered by commercial courier service, when delivered, or if mailed, on the tenth business day following the date of mailing, or if telegraphed, telexed or sent by facsimile or electronic transmission, on the next succeeding day following the telegraphing, telexing, facsimile or electronic transmission thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been give only as of the date of actual delivery of the same.  Any party may, from time to time by notice in writing, change its address for the purpose of this paragraph.

20.

GENERAL TERMS AND CONDITIONS

20.01

Time shall be of the essence of this Option Agreement.

20.02

Any titles to the articles to this Option Agreement shall not be deemed to form part of this Option Agreement but shall be regarded as having been used for convenience of reference only.

20.03

The schedules to this Option Agreement shall be construed with and interpreted as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein.

20.04

Wherever the singular or masculine are used throughout this Option Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

20.05

The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances, assurances, instruments or other documents as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

20.06

This Option Agreement shall represent the entire agreement between the Parties with respect to the subject matter of this Option Agreement and replaces and expressly supersedes any previous understandings, communications or agreement, either verbal or written that the Parties may have had with respect to the subject matter of this Option Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. Upon PFN vesting either party may request that a more definitive Option Agreement be drawn up.

20.07

All reference to dollar amounts contained in this Option Agreement are references to Canadian funds unless expressly referred to as otherwise.

20.08

If any provision of this Option Agreement is unenforceable or invalid for any reason whatever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Option Agreement and such provisions shall be severable from the remainder of this Option Agreement.

20.09

This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and the Parties hereto agree to attorn to the courts of the Province of British Columbia for the resolution of any disputes arising out of this Option Agreement.

20.10

This Option Agreement shall enure to the benefit of and be binding upon the Parties hereto and their, and each of their, respective heirs, administrators, successors and assigns as the case may be.

IN WITNESS WHEREOF this Option Agreement has been executed by the Parties hereto as of the 15th day of August 2003.

CanAlaska Ventures Ltd.

“Harry Barr”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr President

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

Pacific North West Capital Corp.

“John Royall”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

John Royall, VP Business Development

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

SCHEDULE “A”

This Schedule “A” forms part of the Option Agreement between CanAlaska Ventures Ltd. and Pacific North West Capital Corp. of the second part dated August 15th, 2003

The “Property”

The Property shall constitute those mineral claims described.

	Claim name	# of hectares	Expiry date	Work Due
CL	5226959	16	6/24/2003	4/23/2003
CL	5229369	16	6/24/2003	4/23/2003
CL	5229399	16	6/24/2003	4/23/2003
CL	5229406	16	6/24/2003	4/23/2003
CL	5229414	16	6/24/2003	4/23/2003
CL	5229552	16	6/24/2003	4/23/2003
CL	5229852	16	6/24/2003	4/23/2003
CL	5234712	16	6/24/2003	4/23/2003
CL	5234713	16	6/24/2003	4/23/2003
CL	5234714	16	6/24/2003	4/23/2003
CL	5234715	16	6/24/2003	4/23/2003
CL	5234716	16	6/24/2003	4/23/2003
CL	5234717	16	6/24/2003	4/23/2003
CL	5234718	16	6/24/2003	4/23/2003
CL	5234719	16	6/24/2003	4/23/2003
CL	5234720	16	6/24/2003	4/23/2003
CL	5234721	16	6/24/2003	4/23/2003
CL	5234725	16	6/24/2003	4/23/2003
CL	5234726	16	6/24/2003	4/23/2003
CL	5234727	16	6/24/2003	4/23/2003
CL	5234728	16	6/24/2003	4/23/2003
CL	5234729	16	6/24/2003	4/23/2003
CL	5234730	16	6/24/2003	4/23/2003
CL	5234731	16	6/24/2003	4/23/2003
CL	5234737	16	6/24/2003	4/23/2003
CL	5234738	16	6/24/2003	4/23/2003
CL	5234739	16	6/24/2003	4/23/2003
CL	5234740	16	6/24/2003	4/23/2003
CL	5234741	16	6/24/2003	4/23/2003
CL	5234742	16	6/24/2003	4/23/2003
CL	5234743	16	6/24/2003	4/23/2003
CL	5234747	16	6/24/2003	4/23/2003
CL	5234749	16	6/24/2003	4/23/2003
CL	5234750	16	6/24/2003	4/23/2003
CL	5234751	16	6/24/2003	4/23/2003
CL	5234752	16	6/24/2003	4/23/2003
CL	5234753	16	6/24/2003	4/23/2003
CL	5234754	16	6/24/2003	4/23/2003
CL	5234755	16	6/24/2003	4/23/2003
CL	5234761	16	6/24/2003	4/23/2003
	Claim name	# of hectares	Expiry date	Work Due
CL	5234762	16	6/24/2003	4/23/2003
CL	5234763	16	6/24/2003	4/23/2003
CL	5234764	16	6/24/2003	4/23/2003
CL	5234765	16	6/24/2003	4/23/2003
CL	5234766	16	6/24/2003	4/23/2003
CL	5234767	16	6/24/2003	4/23/2003
CL	5234768	16	6/24/2003	4/23/2003
CL	5234769	16	6/24/2003	4/23/2003
CL	5234770	16	6/24/2003	4/23/2003
CL	5234771	16	6/24/2003	4/23/2003
CL	5234772	16	6/24/2003	4/23/2003
CL	5234773	16	6/24/2003	4/23/2003
CL	5234774	16	6/24/2003	4/23/2003
CL	5234775	16	6/24/2003	4/23/2003
CL	5234776	16	6/24/2003	4/23/2003
CL	5234777	16	6/24/2003	4/23/2003
CL	5234778	16	6/24/2003	4/23/2003
CL	5234779	16	6/24/2003	4/23/2003
CL	5234780	16	6/24/2003	4/23/2003
CL	5234781	16	6/24/2003	4/23/2003
CL	5234782	16	6/24/2003	4/23/2003
CL	5234785	16	6/24/2003	4/23/2003
CL	5234786	16	6/24/2003	4/23/2003
CL	5234787	16	6/24/2003	4/23/2003
CL	5234788	16	6/24/2003	4/23/2003
CL	5234789	16	6/24/2003	4/23/2003
CL	5234790	16	6/24/2003	4/23/2003
CL	5234791	16	6/24/2003	4/23/2003
CL	5234792	16	6/24/2003	4/23/2003
CL	5234793	16	6/24/2003	4/23/2003
CL	5235342	16	6/24/2003	4/23/2003
CL	5235343	16	6/24/2003	4/23/2003

RAINBOW HILL PROJECT – OPTION AGREEMENT

DATED:

AUGUST 28TH, 2003

BETWEEN:

CANALASKA VENTURES LTD. AND CANALASKA RESOURCES LTD. USA

AND

FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY INC. USA

RAINBOW HILL PROJECT

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made as of the 28th day of August, 2003

BETWEEN:

CANALASKA VENTURES LTD, a  company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3 AND CANALASKA RESOURCES LTD. USA   a company duly incorporated pursuant to the laws of Nevada and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter collectively referred to as the “Optionor”)

OF THE FIRST PART

AND:

FREEGOLD VENTURES LIMITED, a  company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3 AND FREEGOLD RECOVERY  INC. USA,   a company duly incorporated pursuant to the laws of Nevada and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter referred to as “ITF”)

OF THE SECOND PART

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral claims situated in central Alaska, United States of America and more particularly described in Schedule “A” attached hereto and made a part of this Option Agreement (hereinafter collectively called the “Property).

AND WHEREAS the Optionor has agreed to grant to ITF an option to acquire up to a sixty five (65%) per cent interest in and to the Property;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the payment of $10.00, the prior receipt and sufficiency of which is hereby acknowledged by the Optionor and subject to the terms and conditions hereafter set forth, the Optionor and ITF (hereinafter collectively referred to as the “Parties”) hereto agree as follows:

1.

GRANT OF OPTION

a.a

The Optionor hereby grants to ITF the exclusive right and option (the “Option”) to acquire a 50% undivided interest in and to the Property by ITF by making the following share issunces

SHARES

Within 5 days regulatory approval of this Option Agreement	50,000

On or before the 1st Anniversary of the approval date of this Option Agreement	50,000
On or before the 2nd Anniversary of the approval date of this Option Agreement	50,000

On or before the 3rd Anniversary of the approval date of this Option Agreement	50,000

On or before the 4th Anniversary of the approval date of this Option Agreement	50,000

On or before the 5th Anniversary of the approval date of this Option Agreement	50,000

TOTAL SHARE PAYMENTS	300,000

 This Agreement including the above share payments, is subject to ITF receiving regulatory approval.

1.02

ITF will also make the following cash payments.

CASH

On Execution	$10,000

On or before December 31st, 2003	$20,000

On or before December 31st, 2004	$30,000

On or before December 31st, 2005	$50,000

On or before December 31st, 2006	$50,000

TOTAL CASH PAYMENTS	$160,000

All references to currency in this Agreement are in US $, unless expressly referred to as otherwise.

a.a

ITF is also required to complete the following Exploration Expenditures on the Property in order to exercise the Option:

On or before December 31st, 2003	$10,000

On or before December 31st, 2004	$150,000

On or before December 31st, 2005	$250,000

On or before December 31st, 2006	$450,000

On or before December 31st, 2007	$550,000

On or before December 31st, 2008	$590,000

Aggregate of $2 Million by December 31st, 2008

ITF is responsible for the payment of the annual rents due on the Property. These rental payments shall be made on or before August 1st and such amounts shall be deemed to eligible Exploration Expenditures.

1.05

In this Option Agreement, “Exploration Expenditures” means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and development and rehabilitation of the Property and includes all costs required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated including rental payments and an overhead charge of 10% applied to all other costs and expenditures.

2.

OPTION ONLY

2.01

This Option Agreement represents an option only and ITF is under no obligation to the Optionor to make any payments or issue any shares other that the $10,000 payment due on signing and issuance of 50,000 due within 5 days of ITF having received regulatory approval. In addition ITF shall be responsible for the 2004 BLM payments.

3.

EXERCISE OF OPTION AND NET SMELTER RETURNS ROYALTY

3.01

ITF shall have exercised the Option and shall have earned and acquired a 50% interest in and to the Property by having subscribed in the amount of an aggregate total of issued an aggregate of 300,000 shares in the capital of ITF and by having made the Optionor the cash payments and completed the exploration expenditures in sections 1.02 and 1.03.  Upon vesting with a 50% interest ITF may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 2 years of having vested. Upon vesting with a 60% interest ITF may elect within 90 days to earn a 65% interest in the property by placing the property into Commercial Production within 2 years from the date of completing a positive feasibility study. In the event that the bankable feasibility study indicates an IRR in excess of 15%  ITF agrees to make cash payments in the amount of $250,000 per year for each year the project is delayed from being placed into Commercial Production.

3.02

ITF shall be under no obligation whatsoever to place the Property into Commercial Production and in the event it is placed into Commercial Production, ITF shall have the right, at any time, to curtail or suspend such operation as it, in its sole and absolute discretion, may determine.

4.

TRANSFER OF TITLE

4.01

Following the exercise of the Option by ITF the Optionor shall transfer the relevant interest in the Property to ITF and provide to ITF documentation to that effect within 30 days of ITF requesting the transfer in writing.

5.

AREA OF INTEREST

5.01

The Area of Interest is defined as the Area within 5 miles of the perimeter of the current Property boundary. Acquisitions costs and property maintenance payments shall be borne at the expense of ITF.

6.

OPERATOR

6.01

ITF is the program Operator.  Programs and budgets will be approved at the sole discretion of the Operator.  A Management Committee comprising two (2) representatives from ITF and two (2) representatives from the Optionor will be formed on the execution of this Option Agreement. The Management Committee duties will include the approval of program budgets and property acquisitions/divestitures. Any budget overruns exceeding 10% of the Approved Budget shall be the responsibility of the Operator.

7.

RIGHT OF ENTRY

7.01

During the tenure of this Option Agreement and prior to the exercise of the Option, ITF, its servants, agents and workmen and any persons duly authorized by ITF,shall have the right of access to and from the Property and subject to paragraph 12.01 hereof, have the sole and exclusive right to enter upon and take possession of and prospect, explore, and develop the Property in such a manner as ITF in its sole discretion may deem advisable.

8.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

8.01

The Optionor hereby represents and warrants to ITF that:

a)

the Optionor is the recorded and beneficial owner of a 100% interest in and to the Property except for any native land claim issues which may arise affecting the title and ownership of the Property;

b)

to the best of the Optionor’s knowledge there are no environmental liabilities currently associated with the property.

c)

to the best of the Optionor’s knowledge, the Claims comprising the Property have been validly located and are now duly recorded and in good standing in accordance with the laws in effect of the jurisdiction in which the Claims are situated;

d)

the entering into this Option Agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is party or by which its bound;

e)

the Optionor has the exclusive right to enter into this Option Agreement and all necessary authority to assign to ITF a 65% undivided right, title and interest in and to the Property in accordance with the terms and conditions of this Option Agreement;

f)

the Optionor currently has the exclusive right to receive 100% of the proceeds from the sale of minerals, metals, ores or concentrates removed from the Property;

g)

other than as disclosed in this Option Agreement, the Property is free and clear of all liens and encumbrances:

h)

the Optionor has advised, and provided to ITF all technical information relating to the mineral and economic development potential of the Property of which the Optionor has knowledge and access to.

8.02

The representations and warranties hereinbefore set out are conditions upon which ITF has relied on entering into this Option Agreement and shall survive the exercise of the Option and the Optionor hereby forever indemnifies and saves ITF harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

9.

REPRESENTATIONS AND WARRANTIES OF ITF

9.01

ITF represents and warrants to the Optionor that:

a)

it has full corporate power and authority to enter into this Option Agreement; and

b)

the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

a.a

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Option Agreement and shall survive the exercise of the Option and ITF hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

10.

COVENANTS OF OPTIONOR

10.01

The Optionor hereby covenants with and to ITF that:

a)

it will, within 15 days of the execution and delivery of this Option Agreement, provide ITF with all technical data in its possession or over which it has control relating to the Optionor’s or any other parties current and previous exploration activities on and in the vicinity of the Property; and

b)

until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of ITF to become absolutely vested in its undivided interest in and to the Property, free and clear of all liens, charges and encumbrances.

11.

COVENANTS OF ITF

11.01

ITF covenants and agrees with the Optionor that until the Option is exercised or otherwise terminates:

a)

ITF shall carry out and record or cause to be carried out all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

b)

ITF shall carry on all operations on the Property in a good and miner-like manner and in compliance with all state, provincial and federal laws;

c)

ITF shall, upon termination of this Option Agreement, leave the Property in a safe condition in compliance with environmental laws, safety laws, and Mining Act rules and regulations at that time;

d)

ITF shall allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property at all reasonable times and upon giving ITF not less than 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and ITF shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

e)

ITF shall allow the Optionor access at all reasonable times to all factual maps, reports, assay results, metallurgical or mineral processing data and other factual technical data prepared or obtained by ITF in connection with its operations on the Property; and

f)

ITF shall provide the Optionor with summary technical reports and an annual written report, with respect to its exploration of the Property and shall provide to Optionor copies of any and all documents filed by ITF relating to assessment filing on the Property.

12.

TERMINATION

12.01

This Option Agreement shall terminate upon ITF, not being at the time in default under any provision of this Option Agreement, giving thirty (30) days written notice to the Optionor of termination.

12.02

Notwithstanding paragraph 12.01, if ITF fails to make any payment or fails to do anything on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement but only if:

a)

it shall first have given to ITF a written notice of failure containing particulars of the payment which ITF has not made or the act which ITF has not performed; and

b)

ITF has not, within 30 days following delivery of such notice, commenced proceedings to cure such failure by appropriate payment or performance (ITF hereby agreeing that should it so commence to cure any failure it will prosecute the same to its completion without undue delay within 60 days subject to Unavoidable Delays – (Article 16)

Should ITF fail to comply with the provisions of sub-paragraph 12.02(b), the Optionor may thereafter terminate this Option Agreement by written notice to ITF.

12.03

Upon termination of this Option Agreement, other than by way of ITF having vested with an interest in and to the Property, ITF shall turn over to the Optionor copies of all factual maps, reports, assay results and other factual data and documentation in its possession in connection with its operations on the Property.

12.04

Upon the termination of this Option Agreement, other than by way of ITF N having earned an interest in and to the Property, ITF forfeits any and all interest in and to the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations which theretofore should have been performed, which obligations shall include mandated environmental and safety regulations on the Property.

12.05

Upon the termination of this Option Agreement, other than by way of ITF having earned an interest in and to the Property, ITF shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of one (1) year thereafter for the purpose of removing its chattels, machinery, equipment and fixtures therefrom.  Any such property not removed by ITF within one (1) year following termination shall become the property of the Optionor, provided such property is not that of a third party, or of ITF and subject to a clean-up or site restoration order or requirement.

13.

INDEPENDENT ACTIVITIES

13.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and received the full benefit of any and all business endeavors of any sort whatsoever, whether or not competitive with the endeavors contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavors within the general scope of the endeavors contemplated herein.  The legal doctrines of “corporate opportunity” sometimes applied to persons engaged in a joint venture of having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Area of Interest; and

b)

the erection of any mining plant, mill, smelter or refinery, processing plant or industrial operation, located outside the Area of Interest, whether or not such mining plan, mill, smelter or refinery, processing plant or industrial operation treats or utilizes in any manner whatsoever, the metals, minerals, ores or concentrates from the Property.

14.

CONFIDENTIALITY OF INFORMATION

14.01

The Parties hereto shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential.  While this Option Agreement is in effect, ITF may in its sole discretion make periodic press releases relating to its progress on the Property and will submit these to the Optionor at least 24 hours prior to release for comment and recommendations.

15.

ASSIGNMENT

15.01

ITF may assign any of its rights and obligations under this Option Agreement at any time provided the Optionor’s rights are not diminished in any manner. ITF may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of ITF’s obligations under this Option Agreement.  ITF may accelerate its cash / share and exploration expenditures in order to vest earlier with an interest.  In the event a Major elects to participate in the Project, and subsequently vests with an interest in the property the Optionor and ITF will contribute to this interest in proportion to their existing interests at this time however, the Major must expend  a minimum of US $4 million within 4 years on the Property in order to vest with  50% interest. The Major may earn 55% by completing a feasibility study, and 60% by placing the project into Commercial Production In the event that a Major elects to participate in the Project before ITF vests with a 50% interest, ITF will issue up to 1 million shares to the Optionor, if Major enters the Project before ITF has expended US $1 million, according to the following schedule.

On signing with Major

333,333 shares.

If the Major elects to Year 2

333,333 shares

If the Major elects to Year 3

333,333 shares

In the event that a Major elects to participate in the Project before ITF vests with a 50% interest,  and after ITF expended US $1 million but has not expended $2 million, ITF will issue up to 750,000 shares to the Optionor, according to the following schedule

On signing with Major

250,000 shares.

If the Major elects to Year 2

250,000 shares

If the Major elects to Year 3

250,000 shares

The shares will be issued at a price equivalent to the volume weighted 5 day average price preceeding the Major’s vesting date.

16.

UNAVOIDABLE DELAYS

16.01

If any party should be delayed in or prevented from performing any of the terms, covenants, or conditions of this Option Agreement (other than the issuance of shares as set forth in Article 1 hereof) by reason of a cause beyond the control of such party, including floods, fires, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulations or interference, including but without limiting or restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party’s control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition, of this Option Agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give notice forthwith following the date that such cause ceased to subsist.

17.

ARBITRATION

17.01

If there is any dispute, disagreement or controversy (hereinafter collectively called a “Dispute”) between the Parties with respect to any matter arising under this Option Agreement or the construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof.

The selection of the arbitrator shall be governed by the following procedures:

a)

the party on one side of the Dispute shall inform the other party by notice in writing of the names of three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute; and

b)

the other party shall, within seven days of the receipt of the notice, inform the party on the other side of the Dispute the name of one of the so noted persons that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (British Columbia) and the decision of the arbitrator shall be made within 30 days following his being named, shall be based exclusively on the advancement of exploration, development and production work on the Property and not on the financial circumstances of the Parties.  The costs of arbitration shall be borne equally by the Parties to the Dispute unless otherwise determined by the Arbitrator in the award.

18.

REGULATORY APPROVALS AND CONDITIONS PRECEDENT

18.01

The Parties agree and acknowledge that the terms of this Option Agreement  are subject to regulatory approval.

19.

NOTICES

a.a

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently give if expressly delivered by commercial courier service or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission, addressed as follows:

In case of the Optionor:

The President: CanAlaska Ventures Ltd.

Attention:

Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

In case of ITF:

The President:

Freegold Ventures Limited

Attention: Colin Bird

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

And any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered by commercial courier service, when delivered, or if mailed, on the tenth business day following the date of mailing, or if telegraphed, telexed or sent by facsimile or electronic transmission, on the next succeeding day following the telegraphing, telexing, facsimile or electronic transmission thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been give only as of the date of actual delivery of the same.  Any party may, from time to time by notice in writing, change its address for the purpose of this paragraph.

20.

JOINT VENTURE

Upon ITF vesting with a 50% interest, the participants will automatically enter into a JV Agreement and will execute a joint venture agreement within 45 days of vesting, in the general form of a Rocky Mountain Mining Law Foundation Form 5A Draft Agreement.

21.

GENERAL TERMS AND CONDITIONS

21.01

Time shall be of the essence of this Option Agreement.

21.02

Any titles to the articles to this Option Agreement shall not be deemed to form part of this Option Agreement but shall be regarded as having been used for convenience of reference only.

21.03

The schedules to this Option Agreement shall be construed with and interpreted as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein.

21.04

Wherever the singular or masculine are used throughout this Option Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

21.05

The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances, assurances, instruments or other documents as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

21.06

This Option Agreement shall represent the entire agreement between the Parties with respect to the subject matter of this Option Agreement and replaces and expressly supersedes any previous understandings, communications or agreement, either verbal or written that the Parties may have had with respect to the subject matter of this Option Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

21.07

All reference to dollar amounts contained in this Option Agreement are references to Canadian funds unless expressly referred to as otherwise.

21.08

If any provision of this Option Agreement is unenforceable or invalid for any reason whatever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Option Agreement and such provisions shall be severable from the remainder of this Option Agreement.

21.09

This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and the Parties hereto agree to attorn to the courts of the Province of British Columbia for the resolution of any disputes arising out of this Option Agreement.

21.10

This Option Agreement shall enure to the benefit of and be binding upon the Parties hereto and their, and each of their, respective heirs, administrators, successors and assigns as the case may be.

IN WITNESS WHEREOF this Option Agreement has been executed by the Parties hereto as of the 28th day of August 2003.

CanAlaska Ventures Ltd

“Taryn Downing”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Taryn Downing, Director

_____________________________________

_____________________________

Print name and title

Print name

CanAlaska Resources Ltd. USA

“Taryn Downing”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Taryn Downing, Director

_____________________________________

_____________________________

Print name and title

Print name

Freegold Ventures Limited

“Harry Barr”

_____________________________________

_____________________________

Authorized signatory

Witness signature

_____________________________________

_____________________________

Print name and title

Print name

Freegold Recovery Inc. USA

“Harry Barr”

_____________________________________

_____________________________

Authorized signatory

Witness signature

_____________________________________

_____________________________

Print name and title

Print name

#