Form 20-F
CANALASKA VENTURES LTD
filed 2004-08-31
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

DATED AUGUST 26, 2004

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2004
OR
FOR THE TRANSITION PERIOD FROM	TO
COMMISSION FILE NUMBER:	0-28792

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
27,314,439 Common Shares at April 30, 2004

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

	YES		NO	X
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	ITEM 17	X	ITEM 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES		NO		NOT APPLICABLE	X

TABLE OF CONTENTS

Page

Glossary of Mining Terms

5

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3.

KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

(1)

Exploration and Development Risks

11

(2)

Operating Hazards and Risks

11

(3)

Limited Operating History

11

(4)

No Proven Reserves

12

(5)

Title Risks

12

(6)

Conflicts of Interest

12

(7)

Exploration Stage Risks

12

(8)

Competition and Agreements with Other Parties

13

(9)

Fluctuating Mineral Prices

13

(10)

Shares Reserved for Future Issuance; Potential Dilution

13

(11)

Environmental Regulations

13

(12)

Compliance with Laws and Regulations

14

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

15

(14)

Adequate Labor and Dependence Upon Key Personnel

15

(15)

Work Program Advances to Optionees

15

(16)

Forward Looking Statements

15

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

History and Development of the Company

16

B.

Business Overview

16

C.

Organizational Structure

16

D.

Property Plant and Equipment

17

1.

Rainbow Hill Project, Alaska

17

2.

Labrador Project

37

3.

Quesnel Canyon Placer Gold Project

37

4.

Zeballos Project

38

5.

Quebec Project

38

6.

Ontario Project

40

7.

New Zealand

40

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

41

A.

Operating Results

41

Fiscal Year Ended April 30, 2004 compared to

Fiscal Year Ended April 30, 2003

41

Fiscal Year Ended April 30, 2003 compared to

Fiscal Year Ended April 30, 2002

43

Fiscal Year Ended April 30, 2002 compared to

Fiscal Year Ended April 30, 2001

44

B.

Liquidity and Capital Resources

46

April 30, 2004 compared to April 30, 2003

46

April 30, 2003 compared to April 30, 2002

47

April 30, 2002 compared to April 30, 2001

48

C.

Research and Development, Patents and Licenses, etc.

48

D.

Trend Information

48

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

49

A.

Directors and Senior Management

49

B.

Compensation

50

C.

Board Practices

54

D.

Employees

56

E.

Share Ownership

56

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

60

A.

Major Shareholders

60

B.

Related Party Transactions

60

C.

Interests of Experts and Counsel

61

ITEM 8.

FINANCIAL INFORMATION

61

A.

Consolidated Statements and Other Financial Information

61

B.

Significant Changes

61

ITEM 9.

THE OFFER AND LISTING

61

A.

Offer and Listing Details

61

A.

Plan of Distribution

64

B.

Markets

64

C.

Selling Shareholders

64

D.

Dilution

64

F.

Expenses of the Issue

64

ITEM 10.

ADDITIONAL INFORMATION

64

A.

Share Capital

64

B.

Memorandum and Articles of Association

64

C.

Material Contracts

65

D.

Exchange Controls

65

E.

Taxation

65

F.

Dividends and Paying Agents

72

G.

Statements by Experts

72

H.

Documents on Display

72

I.

Subsidiary Information

73

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

73

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

73

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

73

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

73

ITEM 15.

CONTROLS AND PROCEDURES

73

ITEM 16.

[ RESERVED ]

73

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

73

ITEM 16B.

CODE OF ETHICS

76

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

78

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

78

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS.

78

PART III

ITEM 17.

FINANCIAL STATEMENTS

78

ITEM 18.

FINANCIAL STATEMENTS

78

ITEM 19.

EXHIBITS

78

SIGNATURES

78

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement.

Ag	The chemical symbol for silver.
Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	CanAlaska Ventures Ltd.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	Holder usually has the right to carry out mineral exploration and apply to mine on the located area
Cretaceous	The third and latest of the periods in the Mesozoic Era

Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Fault	Fracture in the earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
ITF	Freegold Ventures Limited
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gneiss	Layered granite like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Kimberlite	A blue/grey igneous rock which contains olivine, serpentine, calcite and silica.
km	A measure of distance known as a kilometre.
Lode	Zone of metal veins
Mg	The chemical symbol for magnesium
Mafic	Igneous rocks with dark minerals

Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns.
opt	Ounce per ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
PFN	Pacific North West Capital Corp.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds
Pd	The chemical symbol for Palladium.
Proterozoic	Period of time in earth’s history between 2.5 billion years ago and 544 million years ago
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Pyrrhotite	an iron monosulphide mineral
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions intersecting at angles at about 87 degrees and 93 degrees
Pyrrhotite	A mineral, brown to reddish brown, magnetic. An ore of nickel

Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Sphalerite	A zinc sulphide
Strike	The coarse or bearing of a bed or layer of rock
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.
E3	Assay value of Pt + Pd + Au.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

CanAlaska Ventures Ltd. (“CVV” or the “Company”) has a limited history of operations and has not generated any operating revenues.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 13 to the April 30, 2004 Audited Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2004	2003	2002	2001	2000
Cash	1,280,871	147,469	435,608	385,560	1,095,018
Total Assets	4,510,989	2,461,291	2,796,220	3,541,257	5,812,014
Current Liability	67,298	62,060	68,188	90,451	522,037
Shareholders Equity	4,443,691	2,399,231	2,720,594	3,435,266	5,267,773
Interest Income	15,308	2,823	10,514	16,046	22,954
Gain (Loss) on Sale of Investments	49,624	139,390	59,496	17,160	514,887
General & Other Expenses	742,922	444,706	431,071	621,890	828,496
Mineral Properties Written Off	24,855	211,946	622,336	2,037,277	85,752
Write-down of Investments	55,463	35,153	72,517	659,725	-
Loss from Equity Investments	-	-	-	-	138,409
Net Loss	(712,481)	(558,663)	(1,057,328)	(3,267,300)	(502,796)
Deficit	17,020,176	16,307,695	15,749,032	14,691,704	11,424,404
Weighted Avg. # of Shares O/S	20,468,864	13,760,332	11,278,715	7,465,724	4,870,610*
Net Loss Per Share	0.03	0.04	0.09	0.44	0.10

*Calculated after the five (5) old for one (1) new share consolidation.

Selected Financial Data

U.S. GAAP

(in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2004	2003	2002	2001	2000
Cash	1,280,871	147,469	435,608	385,560	1,095,018
Total Assets	2,477,345	701,105	1,073,371	1,506,250	2,001,702
Current Liability	67,298	62,060	68,188	90,451	522,037
Shareholders Equity	2,408,499	406,086	1,085,828	1,702,263	1,014,961
Interest Income	15,308	2,823	10,514	16,046	25,951
Write down of investments	55,463	35,153	72,517	659,725	-
Gain (Loss) on Sale of Investments	49,624	139,390	59,496	17,160	514,887
General and other Expenses	742,922	444,706	431,071	642,695	871,066
Exploration Expenditures	273,313	249,283	310,178	261,972	402
Loss from Investment	-	-	-	-	138,409
Net Loss	(930,476)	(560,847)	(694,153)	(1,378,232)	(460,016)
Deficit	(20,512,652)	(19,526,713)	(18,930,713)	(18,185,543)	(16,672,743)
Weighted Avg. # of Shares O/S	20,468,864	13,760,332	11,278,715	7,465,724	4,870,610*
Net Loss Per Share	0.05	0.04	0.07	0.20	0.09

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

(3)

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

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

(6)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

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

(10)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2004, the Company had reserved, 15,057,637 Common Shares for issuance upon the exercise of warrants, incentive stock options, and performance shares.  Such Common Shares represent a potential equity dilution of approximately 37%, based upon the number of outstanding Common Shares at April 30, 2004, of 27,314,439.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At April 30, 2004 the Company had 56,891,669 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance would be subject to Exchange approval.

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

(12)

Compliance with Laws and Regulations

Newfoundland

Legislation and implementing regulations implemented by the Newfoundland Department of Natural Resources directly affect the mining industry in the Province of Newfoundland and Labrador where the Company owns some of its mineral claims.  In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

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

New Zealand

The Crown Minerals Act 1991 provides that the Ministry of Energy is responsible for the overall management of the Resources. Within New Zealand there are three types of permits granted for exploration: “Prospecting, Exploration and Mining Permits”.  The application for mineral exploration permits are based on the presentation of an acceptable work programme.  The permit will be granted once an acceptable work programme has been proposed and accepted by the Minister. Technical reviews ensure that sound exploration practices will be undertaken.  A royalty regime applies to all mining permits. The granting of a permit under the Crown Minerals Act 1991 does not confer on the permit holder, automatic right of access to the land. The permit holder must reach an appropriate land access arrangement with the underlying landholder.  All permit holders must have appropriate regard for the Treaty of Waitangi and must consult with the relevant Maori. Mineral development is subject to acceptable feasibility studies and Resource Consents from the New Zealand Government.

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

The Company is a reporting Company in British Columbia, Alberta, Ontario, Manitoba and Newfoundland.

As at April 30, 2004 the Company also has a 1.1% interest 293,007 shares in Freegold Ventures Limited, a reporting British Columbia, Alberta, Ontario corporation ("Freegold"), and a 3.3% interest 1,031,800 shares in Pacific North West Capital Corp., (“PFN”) a reporting Alberta, British Columbia and Ontario Corporation.

The Company’s Transfer Agent and Registrar is CIBC Mellon Trust Company located in Vancouver, BC.

B.

Business Overview

CanAlaska is a mineral exploration company, which is focused on a variety of commodities.  This past year CanAlaska has shifted its focus from a diverse commodity exploration company to a primarily gold focused one. CanAlaska is pursuing an active acquisition company in Canada; however has devoted much of its acquisition budget over the past year to New Zealand. New Zealand represents a significantly underexplored opportunity, and CanAlaska believes it represents a significant exploration target. CanAlaska currently holds four (4) mineral exploration licenses in New Zealand and is currently developing exploration programs to be carried out in the coming year. In addition to its New Zealand activities, CanAlaska also joint ventured the Rainbow Hill Gold Project to Freegold Ventures Limited, which is expected to carry out a drilling program this year.

In addition to these projects CanAlaska holds additional gold, base metal, diamond and PGM properties throughout Canada.  CanAlaska holds a considerable investment portfolio within the mining exploration industry.

C.

Organizational Structure

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

D.

Property, Plant and Equipment

The Company's principal mineral properties and claims are situated in British Columbia, Labrador and Newfoundland, Quebec, Ontario, Canada; Alaska, USA and New Zealand.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constituted and will constitute an exploration search for such ore.

1.

Rainbow Hill Project, Alaska

Property Description and Location

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

Pursuant to an Agreement dated August 28, 2003, the Company entered into an Option/Joint Venture with Freegold Ventures Limited. (ITF) Under the terms of the Agreement Freegold may earn a 50% interest by expending US $2 million over 6 years, making cash payments of US $160,000 over 4 years, and issuing 300,000 shares over 4 years.  Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by putting the project into commercial production. In the event a Major Mining Company elects to participate before ITF vest with a 50% interest, ITF will issue to 1,000,000 shares to the Company.  In the event a Major elects to participate after ITF has expended $1,000,000 but not $2,000,000 ITF will issue the Company up to 750,000 shares.

	Shares	Cash Payments (US Funds)	Exploration Expenditures (US Funds)
Upon execution of the agreement *	-	$10,000	$-
Within 5 days of regulatory approval *	50,000	-	-
On or before 31 December 2003 *	-	20,000	10,000
On or before 28 May 2005	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before 28 May 2008	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before 28 May 2009	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

*At 30 April 2004, these cash payments and exploration expenditures had not been paid/incurred since the Company and ITF had not received regulatory approval.  Regulatory approval was received subsequent to year- end. The $10,000 cash payment upon execution of the agreement and 50,000 shares payment within 5 days of regulatory approval are obligatory obligations.

The Company is not aware of any environmental liabilities to which the Project is subject.  The location of the main mineralised zone is the TMZ Zone and is discussed in the Exploration and Drilling Sections of this document. Permits in order to conduct ground disturbing activities are required from the Bureau of Land Management. Permits to conduct a drilling program have been obtained.

The following italized text has been reviewed by Curtis J. Freeman, for inclusion. Curtis J. Freeman, is the author of the Executive Summary Report for the Rainbow Hill Project, Valdez Creek Mining District, Alaska, filed with SEDAR dated August 23rd, 2004.

Project Description and Location

The Rainbow Hill project is located in the eastern Valdez Creek district in the central Alaska Range in the northwestern Healy A-1 quadrangle, Alaska.  The Rainbow Hill project consists of 73 unpatented Federal lode claims covering 1,430 acres.  Canalaska owns 100% of 12 of these claims while the remaining 61 claims are owned by Evolution Gold and are held under lease by Canalaska Resources USA, a wholly owned subsidiary of Canalaska Ventures Ltd. (collectively Canalaska). A legal description of the claims is presented in Appendix 1.  By Agreements dated November 1989, September 1994, November 1995 and October 2000 the Company has the option to earn up to a 50% interest in 51 mining claims.  The Gold Hill claims portion of Rainbow Hill consists of a total of 51 claims (collectively, the "Gold Hill Claims"), all of which are controlled by the Company through an agreement with Evolution Gold Resources Ltd. ("Evolution").  Under the terms of the Agreement the Company must at its option pay US $28,500 (paid) and incur US $250,000 (US $50,000 to date) by July 2005 on exploration and development of the Property. The Estate of Kelly Dolphin (Mr. Dolphin was a former Director of the Company), holds a 3% NSR on the Gold Hill Claims.

Mineral rights in this part of Alaska are administered by the U.S. Bureau of Land Management. Annual rents are payable by August 31 of each year for unpatented federal mining claims and total $ 9,125  per year for the claim block.  Claim rentals are paid in lieu of annual labor for unpatented federal claims so no ground work commitment is present. All claims on the Rainbow Hill project currently are in good standing.

The land  surrounding  the project  has been  transferred to State of Alaska ownership.  As such, any lands not currently covered by federal mining claims which are otherwise open to mineral entry must have State claims staked to acquire future mineral exploration and development rights.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  The claims of the Rainbow Hill project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds a valid Hardrock Exploration Permit on the project.  Additional permits for future work will be acquired from the U.S. Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis.

On September 8, 2003 Freegold Ventures Limited Management announced that it had entered into an Option/Joint Venture Agreement with Canalaska, whereby Freegold could earn up to a 65% interest in the Rainbow Hill project. Under the terms of the Agreement Freegold may earn a 50% interest by expending $2 million over 6 years, making cash payments of $160,000 over 4 years, and issuing 300,000 shares over 4 years. Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by putting the project into commercial production.  . In the event a Major Mining Company elects to participate before ITF vest with a 50% interest, ITF will issue to 1,000,000 shares to the Company. In the event a Major elects to participate after ITF has expended  $1,000,000 but not $2,000,000 ITF will issue the Company up to 750,000 shares.

The Company is not aware of any environmental liabilities to which the Project is subject.  The location of the main mineralised zone is the TMZ Zone and is discussed in the Exploration and Drilling Sections of this document. Permits in order to conduct ground disturbing activities are required from the Bureau of Land Management. Permits to conduct a drilling program have been obtained.

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
RUSSIA
CANADA
NORTHWEST TERRITORIES
Arctic Circle
RUSSIA
ALASKA
Anadyr
Anarraaq
Red Dog
Nolan Creek
Bornite
Currey
Dolphin
Fort Knox
Gil
True North
Pogo
Fairbanks
Napoleon
YUKON TERRITORY
Brewery Cr.
Dublin Gulch
Dawson
Mt. Distin
Dime Cr.
Big Hurrah
Rock Creek
Nome
Kaiyah
Yukon River
Liberty Bell
Usibelli
Nikolai
Road Metal
Illinois Cr.
Nixon Fork
White Gold
Whitehorse
RUSSIA
UNITED STATES
Flat
Donlin Cr.
Anchorage
Tonsina
BRITISH COLUMBIA
Tulsequah Chief
Kensington
A-J
Juneau
Greens Creek
BERING SEA
GULF OF ALASKA
Shotgun
Pebble
Goodnews Bay
Union Bay
Salt Chuck
Kodiak
Rainbow Hill Project
PACIFIC OCEAN

FIGURE 1: Location map for the Rainbow Hill project, Healy Quadrangle, Alaska. Prospect location data from Avalon Dev., 2004.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Valdez Creek mining district is located approximately 120 air miles due south of Fairbanks, Alaska.  The Valdez Creek district is bounded to the south by the Denali Highway, an all-weather gravel road maintained during the summer months by the State of Alaska.  State, federal and privately maintained gravel roads connect the Valdez Creek district to the Denali Highway. The two nearest population centers to the project area are Cantwell, located approximately 55 miles to the west at the junction of the Parks and Denali Highways, and Paxson, located approximately 75 miles to the east at the junction of the Richardson and Denali Highways.  The district can be reached via air at a 1,000 foot gravel air strip on lower Valdez Creek.

The Alaska Railroad, a state operated railroad providing daily year-round freight and passenger services between Fairbanks and Anchorage passes through Cantwell.  High capacity electrical power lines parallel the Parks Highway and the Alaska railroad and provide ready access to coal-fired mine-mouth power generated at Healy, approximately 30 miles north of Cantwell.  Industrial-scale power rates on this electrical grid range from 4-6 cents per kilowatt-hour.

The Valdez Creek district is situated in the western Clearwater Mountains, a subsidiary mountain belt in the southern Alaska Range.  Elevations in the project area range from approximately 3,000 feet to 6,000 feet above sea level .  Topography consists of a glacially dissected terrain with steeper ridges located to the south and generally more subdued topography to the north.  Vegetation consists of minor brush along some of the streams and alpine tundra dominating above 3,500 feet elevation.  The area receives heavy snowfall during the winter months and moderate rainfall in the summer months.  Field exploration activities can be conducted from late May through late September in most years.  The Valdez Creek open pit placer gold mine on the western end of the district operated on a year-around basis from 1984 through 1995.

History

Placer gold was discovered on surface gravel bars in what is now lower Valdez Creek by a party of prospectors led by W.G. Jack during the summer of 1897 (Dessauer and Harvey, 1980).  The party headed back to Cook Inlet intending to return the following year with more sophisticated equipment.  Word soon spread of the Jack party’s new gold strike on what was called Swollen Creek however it was not until August 15, 1903 that a prospecting party which included Peter Monahan, J. S. Smith, J. M. Johnson and J. C. Clarkson managed to reach the Jack party’s discovery site (Moffit, 1912).  Within two weeks of this date approximately 100 ounces of placer gold had been taken out of small surface pits along Swollen Creek which was renamed Valdez Creek by Monahan’s party (Dessauer and Harvey, 1980, Mendenhall, 1905).

The following spring saw a small stampede which resulted in staking of nearly all of the streams in the Valdez Creek mining district.  At the height of the Valdez Creek rush (1905-1910) approximately 150 miners were active in the district (Ross, 1933).  The Tammany Channel, an older fluvial channel was discovered in the fall of 1904 on the north bank of Valdez Creek.  This abandoned channel is covered by recent glacio-fluvial outwash and is situated 40 to 60 feet above the narrow gorge of present-day Valdez Creek (Saunders, 1953).  Between 1904 and 1912 the Tammany Channel constituted the main source of production in the district.  Drift mining methods were used extensively on various portions of the channel.  Nuggets as large as 48 troy ounces were reportedly taken from mines during this period (Brooks, 1908).  In 1912 a company known variously as Valdez Creek Placer Mines, McKinley Gold Placers and McKinley Placer Mining Company acquired most of the ground on Valdez Creek and began large scale hydraulic mining of the area formerly worked by drift mining methods.  Although gold was found in considerable volumes, the short working season and the large expenses involved with a remote site forced the corporation to cease operations in 1924.

A small amount of drift mining occurred between 1924 and 1928 at which time hydraulic operations began anew on the Folk claim on the south side of Valdez Creek between Timberline Creek and the small town of Denali (Kurtak and others, 1992).  This area, mined intermittently until 1935 and continuously between 1935 and 1945, was thought to be the southern extension of the Tammany Channel (Ross, 1933).  Mining of abandoned channels prior to World War II yielded approximately 27,000 troy ounces averaging 65 cents per cubic yard (at $20.67/oz gold) with an average fineness of 852 (Smith, 1981 and Smith, 1941).  Bench mining on Valdez Creek before 1945 produced an additional 3,000 troy ounces from material averaging 70 cents per cubic yard at $20.67/oz gold (Smith, 1981).  Nearly all of the gold taken from high benches, channels and bars in Valdez Creek has been fine, flat gold typical of that in fluvioglacial deposits (Boyle, 1979).

More recent work on the Valdez Creek placers resulted in grade-yardage estimates from drilling and seismic refraction surveys.  Smith (1970a) estimated potential reserves of 35 million cubic yards of auriferous gravels grading 0.014 to 0.036 ounce per cubic yard on the Denali Bench between Timberline Creek and the Valdez Creek floodplain. By 1983 further evaluation of the bulk tonnage potential of the Valdez Creek deposit resulted in consolidation of the ground in the area by Denali Mining Ltd. (Kurtak and others, 1992).  That year saw extensive resource drilling and acquisition of the property by a joint venture consisting of Camindex Mines (now Valdez Mines), American Barrick Resources (now Barrick Gold) and Sullivan Mines (now Cambior Inc.).

The Valdez Creek mine began operations in 1984 and completed operations in 1995.  During this period the mine produced approximately 537,600 ounces of raw placer gold with an average fineness of 854 (459,162 refined ounces, Bundtzen and others, 1996).  Stripping ratios at Valdez Creek Mine ranged from 25:1 in the early years to 8.5:1 in the final year of operation.  The pay gravels averaged 0.077 ounces of gold per cubic yard with annual average grades ranging from 0.039 to 0.135 ounces per cubic yard.  Peak production was in 1992 when the operation recovered over 100,000 ounces of raw gold and refined 86,052 ounces of gold (Bundtzen and others, 1996).  The old Valdez Creek mine site was reclaimed by Cambior Inc. in the late 1990’s.

Operations at the Valdez Creek Mine focused attention on the district in the late 1980’s.  As a consequence in 1987 Ashton Mining purchased and leased the majority of the placer ground upstream of the Valdez Creek Mining Company operations.  Ground acquired by Ashton was adjacent to the western and northern boundary of the Rainbow Hill project claim block.  Ashton conducted close spaced reverse circulation drilling on 40 foot centers on lines spaced 100 feet apart to determine the dredge potential of ground on Valdez Creek proper, White Creek and lower Eldorado Creek.  Ashton terminated their lease options in the district after receiving unfavorable drilling results.

Several other creeks have produced small amounts of placer gold in the Valdez Creek district since 1903.  Unlike the glacial gravels of Valdez Creek, placer deposits on White Creek, Lucky Gulch, Eldorado Creek, Surprise Creek, Timberline Creek and several unnamed tributaries of Roosevelt Creek have yielded small amounts of gold from recent fluvial gravels.  Wimmler (1925a) estimated that by 1924 approximately 3,000 ounces of gold had been taken from residual placers in the steep gorge of Lucky Gulch.  Lucky Gulch, which forms the steep drainage between Gold Hill and Lucky Hill, is known for its course nuggets: single nuggets of 32, 47 and 52 ounces were produced in 1907, 1909 and 1910 (Moffit, 1909, 1912).  Lucky Gulch has been mined intermittently from 1908 to 1996.

Prior to the early 1980’s White Creek reportedly produced 500 to 600 troy ounces of placer gold since discovery in 1908.  Most of the production was conducted by hydraulic methods about 1.5 miles up White Creek by the Wickersham brothers in 1925 to 1931 (Ross, 1933).  Production from White Creek, like Lucky Gulch, yielded strong evidence of residual gold-silver tellurides eroded from the upland areas of Gold Hill.  Following the rise of gold prices in 1979-80, several small scale open-cut placer operations mined intermittently on lower White Creek, particularly along the right limit (east side) of White Creek between Rusty and Little Rusty Creeks and near the confluence of White and Big Rusty Creeks (Freeman and others, 1990).  Total production from these operations is unknown but estimated at no more than 5,000 combined ounces.  Production ceased on these creeks in 1999 due to the depressed gold prices and the high stripping ratios.

Operations conducted by Northstar Mining (Lyle Beecroft and Ken Neptune) on the right limit of White Creek are significant from a future lode exploration standpoint for two reasons: (1) gold recovered from this area consisted of both flat, well-traveled gold and relatively fresh, ragged gold with minor amounts of quartz and carbonate attached, and (2) associated heavy minerals included abundant gray-black bismuthinite containing filigree native gold (Freeman, 1991b).  Gold fineness ranges from 845 to 849 (L. Beecroft, oral comm., 1990).  Native bismuth was reported from White Creek placer concentrates by Wimmler (1925) and Ross (1933).  Northstar’s production was located on the downstream side of tailings from a large hydraulic operation which operated on White Creek in the 1930's.  The significance of these observations will be discussed under “Interpretations and Conclusions”.

An unknown but probably insignificant amount of placer gold has been produced from recent gravels in Eldorado Creek and its tributaries.  Eldorado Creek was mined by small scale open cut methods in 1985.  A minor amount of hydraulic mining was conducted in the 1930's on lower Black Creek below the Black Creek lode prospect (Dessauer and Harvey, 1980).  Actual placer production from this creek is unknown but undoubtedly minor.  A small amount of residual gravel was mined in the mid 1990’s by Northstar Mining in the steep drainage mislabeled as “Black Creek” on topographic maps.  Black Creek is in fact the next left limit (west side) drainage upstream on Eldorado Creek.  Total production form “false” Black Creek was lass than 500 ounces (Oral Comm., L. Beecroft, 1996).

Until the early 1980’s there had been little or no production or exploration on other creeks in the Valdez Creek district despite the known presence of placer gold in virtually all of the tributaries that flow into Valdez Creek from the south.  Caprock Resources Corp. acquired several placer properties in upper Valdez Creek and lower White Creek during 1989.  They conducted over 12,000 feet of reverse circulation drilling in 1990 and reported proven, probable and possible reserves of 180,400 ounces (average grade of 0.052 ounces per cubic yard).  Pre-production feasibility work was planned for 1991 but was never carried out (Freeman and others, 1990b).  Placer gold-bearing gravels in lower Timberline Creek were drilled by the property owners during 1990..  Six reverse circulation drill holes were drilled to a maximum depth of ninety five feet (Freeman and others, 1990).  Results are unknown but no mining or other exploration took place subsequent to this drilling.  A small placer operation was constructed in upper Grogg Creek from 1990 to 1992 but was not put into production.  Placer gold also has been produced in small quantities from Roosevelt Creek and Surprise Creek.

Table 1 is a summary of published gold production estimates for various portions of the Valdez Creek district since 1903.  The figures quoted herein are estimates and often conflict where overlap of information exists.  In addition, gold was often used as barter for goods and services in the first half of the 20th century so published production figures probably are minimum production estimates. Given these cautions, the Valdez Creek district has produced approximately 586,000 ounces of placer gold during its 101-year history.

Table 1: Summary of placer gold production from the Valdez Creek District.

Description	Year(s)	Troy Oz	Reference
District Total	1903-1906	7,862	Kurtak and others, 1992
District Total	1907-1983	33,625	Kurtak and others, 1992
Valdez Cr. Mine	1984	22,983	Bundtzen & others, 1990
Valdez Cr. Mine	1985	34,934	Bundtzen & others, 1990
Valdez Cr. Mine	1986	29,235	Bundtzen & others, 1990
Valdez Cr. Mine	1987	24,671	Bundtzen & others, 1990
Valdez Cr. Mine	1988	52,102	Bundtzen & others, 1990
Valdez Cr. Mine	1989	73,074	Bundtzen & others, 1990
Valdez Cr. Mine	1990	13,701	Bundtzen & others, 1990
Valdez Cr. Mine	1991	50,420	Bundtzen & others, 1990
Valdez Cr. Mine	1992	100,767	Bundtzen & others, 1990
Valdez Cr. Mine	1993	41,641	Bundtzen & others, 1990
Valdez Cr. Mine	1994	55,765	Bundtzen & others, 1990
Valdez Cr. Mine	1995	38,350	Bundtzen & others, 1990
Remaining District	1984-1995	5,000	This report
District Total	1996-2003	2,500	This report
	TOTAL PRODUCTION	586,631

Shortly after discovery of placer gold on lower Valdez Creek, several small lode gold prospects were discovered in the hills south of Valdez Creek.  Although numerous pits and trenches were excavated, little in the way of lode development took place until the 1930's.  The Yellowhorn and Accident lodes were discovered in approximately 1906 (Tuck, 1938) on the north flank of Gold Hill .  The Accident prospect was mined by rocker box sluicing of igneous-hosted vein quartz containing free gold, pyrite, galena and sphalerite.  The material was derived from the steep stream gully above the discovery outcrop (Moffit, 1912).  No other public information concerning the Accident prospect has been found after 1912.  Kevin Thompson, a Talkeetna-based prospector explored the lode briefly in the mid-1990’s and still retains claims over the prospect.

Work on the Yellowhorn prospect , a quartz-gold vein similar to the Accident lode, began in 1906 when the prospect was discovered by Mr. Frates (Tuck, 1938).  Various owners staked, worked and dropped the property between 1908 and 1920.  From 1921 to 1923, Steven O'Neil drove a short tunnel on the lode; no production is indicated.  The prospect was restaked in 1930 by Lawrence Coffield.  The most substantial work was that done by C. A. MacGahn and Elmer Boedeker who restaked and worked the property from 1932 to at least 1937 (Smith, 1939).  These owners drove a 60 foot tunnel approximately 12 feet below the short tunnel constructed by O'Neil.  Smith  (1938) reported a small test mill had been constructed in 1937 but little ore was worked.  Tuck (1938) states that the 60-foot tunnel would have missed the Yellowhorn vein regardless of the length of the tunnel.  No other significant work has been reported from the Yellowhorn prospect since 1937.

In 1925 J.M. Olsen discovered a gold-bearing quartz vein in Timberline Creek near its junction with Valdez Creek (Dessauer and Harvey, 1980).  This discovery stimulated a small rush of 40 to 50 hardrock miners into the district and lode claims were staked on Timberline Creek, Rusty Creek, Lucky Gulch, Eldorado Creek, Roosevelt Creek and Surprise Creek.  Olsen, Peter Monahan and Colligrossi worked the right limit bench claims on Timberline Creek for the next three years:  Olsen constructed a tunnel on the No. 6 Above claim and produced an unknown amount of gold.  Lou Powless discovered and prospected a series of veins higher up on the hill between Valdez Creek and Timberline Creek (probably the Big and Little Caribou veins). After receiving discouraging results from samples collected on the property, Powless committed suicide in 1928 and the ground was restaked by Laurence Coffield, J.M. Olsen and Clark Duff.  They mined the Little Caribou and Big Caribou veins by hand digging pits ten feet deep along the surface traces (Ross, 1933).  The ore was broken with a pick, crushed with a two gallon mortar and pestle, collected with a teaspoon and then sluiced near the creek.  Coffield reportedly recovered about one ounce of gold per day by this method, suggesting he may have recovered as much as 100 ounces during a season (Adams and others, 1991).  By about 1932 three additional sub-parallel veins, the Freda G., Valdez No. 6 and Big Waterhole Veins, had been discovered.

In 1932 or 1933 John Carlson acquired Olsen's and Duff's claims and formed a partnership with Coffield.  The Alaska Exploration and Mining Co. (A.E.M.C) led by F. Wagner bought Coffield's share for $35,000 and leased Carlson's share for a 33% Net Smelter Royalty. In 1934 a 15-ton Marcy ball mill and amalgamation plant was constructed to process the Timberline mine ore (Tuck, 1938).  Eighteen men were employed to begin tunneling using water-line drills.  A 60 foot adit was driven to intersect the Freda G. vein from which some ore was milled.  Further down the hillside a new adit was driven over 600 feet which intersected the Big Caribou vein at 385 feet and the Little Caribou vein at about 500 feet.  This adit, known as the Timberline adit, was completed by 1937 but did not produce any significant amount of production from its more than 920 feet of workings (Smith, 1938, 1939).  Coffield continued to prospect for A.E.M.C. and discovered another parallel vein which assayed $35 per ton but was not exploited.  A.E.M.C. continued lode gold mining on Timberline Creek until 1937 when the effort was abandoned.  Total gold production from these efforts is unknown but probably less than 500 ounces.

The Timberline claims remained idle until they were relocated in the early 1950's by a partnership formed by Laurence Coffield and Earl and Lyle Bott.  Sometime in the mid 1950's they used a D-6 dozer and log skids to haul their equipment into the district via Monahan's original access route through Roosevelt Pass and established camps at Black Creek and Rusty Creek.  After only two years of placer mining these areas they terminated their partnership:  The Bott brothers took the Timberline claims and Coffield took the Black Creek claims.  The Botts continued to prospect the Timberline Creek claims for a few years until the death of Earl Bott at which point Lyle Bott sold the Timberline Creek claims to Glen Estes and his partners sometime prior to 1977.  The prospect remained inactive until the Timberline adit was reopened and mapped by Smith in 1969 (Smith, 1981).  University of Alaska graduate student Peter Herzberg conducted a detailed geological and geochemical evaluation of the prospect in 1979 and identified gold-telluride minerals at this site for the first time (Herzberg, 1980).  Limited sampling was conducted in 1990 of exposed quartz veins near the summit of the Timberline prospect (Adams and others, 1991).  Samples collected from the same area by the U.S. Bureau of Mines returned values up to 3.7 opt Au with elevated Cu and As (Kurtak and others, 1992). No significant work has been completed since that time although the area was restaked in September 2001 by Kevin Thompson.

The Campbell-Boedeker prospect was discovered in the early 1930's, following the discoveries at the nearby Timberline Creek prospect ).  Campbell-Boedeker is an igneous hosted gold-quartz vein exposed near the mouth of the small south-draining tributary to upper Timberline Creek.  A 20 foot tunnel was emplaced on the prospect before 1936 and a sample of sulfide concentrates assayed 1.9 opt Au and 1.5 opt Ag. A sample of the sheared and pyritized diorite assayed 0.18 opt Au (Tuck, 1938). Smith (1970) reported samples with values up to 5 ppm Au, 5 ppm Ag, 5 ppm Bi and 0.4 ppm Te.  Fairbanks prospector Joseph Taylor exposed the western extension of the Campbell-Boedeker vein in bulldozer trenches in the early 1970's.  This work exposed a 4 to 8 foot wide near-vertical auriferous quartz vein in a 50-75 foot vertical face (J. Taylor, oral comm., 1986).  Despite these encouraging results, no further work was been conducted on the prospect until 1990 when Adams and others (1991) conducted limited geochemical sampling with returned values from silicified breccia up to 0.443 opt Au, 0.58 opt Ag and 6,240 ppm As.  The prospect was traced approximately 1,000 feet to the west where a two inch thick oxidized quartz vein in the graywacke yielded values of 1.19 ppm Au and 9.4 ppm Ag (Adams and others, 1991).

The Rusty Hill prospect was discovered by Laurence Coffield in the early 1930s and is the only known lode gold occurrence on the north side of Valdez Creek.  Prospecting on the Rusty Hill prospect indicated the presence of gold, silver and copper associated with pyrite and pyrrhotite (Ross, 1933, Stevens, 2001).  Gold was associated with quartz stringers parallel to schistosity.  There are no known references to prospecting at Rusty Hill after the mid-1930’s.  State Selected claims covering this lode prospect currently are owned by Fairbanks-based Anglo Alaska Gold Corp.

The Lucky Top prospect near the summit of Lucky Hill was discovered in August 1936 by John Babel, William McDonald, Fred Johnson and Casper Johnson (Tuck, 1938).  The discoverers followed auriferous quartz float and rubble up the east bank of Lucky Gulch to the discovery outcrop which yielded one sample the “size of a tea-cup” which contained almost 2 troy ounces of free gold (Tuck, 1938).  Individual nuggets of 32, 47 and 52 troy ounces were reportedly taken from nearby Lucky Gulch, possibly derived from weathering of the Lucky Top lode (Moffit, 1909, 1912).  A short tunnel was driven to intersect the lode at depth however no information is available regarding the results of this work.  This prospect was examined in 1987, 1988 and 1990 by CanAlaska Resources and returned values ranging from 0.78 opt Au in hornfels and breccia at the collapsed portal to 0.11 opt Au and 10.2 opt Ag from surface exposures of the same zone on the ridge line above the prospect (Freeman and Adams, 1988, Freeman and others, 1990).

The Black Creek or Wagner prospect was discovered in 1934 by Laurence Coffield.  Coffield sold his interest in the claims to F. L. Wagner who drove approximately 220 feet of underground workings in an adit and two small cross cuts prior to World War II (Smith, 1981).  No production was reported from Wagner's efforts.  This prospect was inactive until 1968 when subsurface and surface prospecting was initiate by Howard and Ed Lightfoot (Freeman and others, 1990).  Despite extremely high gold values reported by Smith (1981), gold production from the Black Creek mine is estimated at only 70 troy ounces derived from 200 tons grading 0.35 opt Au (Kurtak and others, 1992).

Pray (1985) reported assessment-level work by lessees on the Black Creek prospect in 1985.  The Black Creek property was examined by CanAlaska Resources during the period 1988 through 1992.  These efforts consisted of surface and underground mapping and sampling, IP and VLF-EM geophysical surveys and drilling of five RC holes (1,980 feet) and three diamond core holes (273 feet). During this same time period the Lightfoot bothers attempted to extend the main adit to the north to intersect a larger auriferous intrusive identified by Smith (1981) and sampled in surface trenches (Freeman and Adams, 1989).  This effort failed when the adit caved after advancing into incompetent sheared black argillite.  A second portal was collared at the same elevation approximately 20 feet west of the original Black Creek portal but was never advanced beyond the collar (Kurtak and others, 1992).  In the early 1990’s the Lightfoot brothers attempted to drive a third adit located in the Eldorado Creek valley approximately 700 feet west and 250 feet below the original Black Creek adit.  Although a minor amount of intrusive and black argillite were treated in a small mill on-site, no significant production occurred and the effort was abandoned and reclaimed a few years later (Freeman, 1992, Adams, 1996).

CanAlaska Resources began initial prospect evaluations in the Valdez Creek district in 1985 and has maintained a presence in the district ever since.  Limited prospect evaluation work was conducted in 1985 through 1987 (Freeman, 1985, 1986a, 1986b, 1987).  The first substantive fieldwork was conducted in 1988 when grid-based soil sampling and detailed rock sampling was completed on the project (Freeman and Adams, 1988).  Anomalous gold and arsenic from soils prompted work the following year when 12 bulldozer trenches were excavated (total 1,200 feet) and chip channel sampling and detailed geologic mapping were conducted (Freeman and Adams, 1989).  This work resulted in the discovery of the TMC zone, an intrusive-hosted gold-arsenopyrite occurrence located about 2,500 feet south of the crest of Lucky Hill..  CanAlaska completed 7 RC drill holes (1,507.5 ft) in the TMC zone in 1989. Encouraging results prompted the company to expand their exploration efforts in 1990 (Freeman and others, 1990).  Exploration of the TMC zone during 1990 included 11,770 feet of RC drilling in 27 holes, 3,002 feet of diamond core drilling in 11 holes, 32,850 line feet of IP/resistivity surveys and 15,350 line feet of VLF-EM surveys.  Grid-based soil sampling and detailed rock sampling and mapping in the Lucky Hill and Gold Hill areas also were conducted during 1990.

During 1991 through 1995 CanAlaska Resources continued reconnaissance exploration of the Rainbow Hill project and staked additional claims in outlying areas (Freeman, 1992).  CanAlaska and the USGS completed a cooperative study of the detailed geochemistry and age of gold mineralization in the Valdez Creek Mining District (Adams and others, 1992).  In 1996 CanAlaska completed 1,400 feet of drilling in 5 RC holes on the Gold Hill prospect.  No significant work has been conducted on the Rainbow Hill project since 1996.

Several other small gold occurrences have been discovered in the Valdez Creek district.  A small pyritic quartz vein was discovered by John Babel, C. A. MacGahan and Olaf Thorgaard in 1953 in the first unnamed left limit tributary of Roosevelt Creek above Eldorado Creek..  Saunders (1953) visited the site and collected a sample but reported no gold in the sample. No further mention of this prospect is known.  Similarly, the Surprise Creek drainage has been prospected in the past (Ross, 1933) and more recently by Kevin Thompson since 1984, however no production has been reported from the prospect. CanAlaska Resources reported the discovery of two new mineral prospects in 1992 (Freeman, 1992).  The Dan and Denver prospects are located on the divide between Surprise Creek and Grogg Creek.  The Denver prospect, located at approximately 5,000 feet elevation on the south wall of upper Grogg Creek, is similar in many respects to the Black Creek prospect in that it is structurally controlled, intrusive-hosted and contains visible arsenopyrite, galena, chalcopyrite and pyrite in quartz-carbonate stockwork veins.  The Dan prospect is hosted in almandine garnet schist with up to 15% interstitial pyrite, arsenopyrite and chalcopyrite.  Gold mineralization is sporadic but ranges up to 0.509 opt and is associated with anomalous copper, silver, zinc, bismuth and iron (Freeman, 1992).

Geological Setting

The Valdez Creek district is located within metamorphosed Late Jurassic flysch rocks just north of the regional-scale Talkeetna thrust fault.  Rocks to the south of the Talkeetna thrust fault are composed predominantly of massive tholeiitic basalts of the Triassic Nikolai Greenstone.  The Talkeetna thrust fault separates island arc assemblages of the Wrangellia terrane to the south from marine basinal overlap assemblages and their metamorphic equivalents of the Kahiltna terrane to the north (Davidson, 1990, Nokleberg and others, 1994).  The Kahiltna terrane rocks were deformed and metamorphosed in the middle Cretaceous during accretion of Wrangellia to the North American margin and by accretion of the Chugach terrane to the southern margin of Wrangellia (Nokleberg, 1994).  Nokleberg and others (1994) classify the metamorphic rocks of the Valdez Creek district as part of the Maclaren terrane despite their derivation from the Kahiltna terrane. Metamorphic grades within the Valdez Creek district increase from prehnite – pumpellyite facies rocks on the south to upper amphibolite facies sillimanite gneisses on the north .

Flysch sequences of the Maclaren terrane were formed in a deep marine setting and consist of massive carbonaceous argillite and graywacke with minor siltstone, tuff and volcaniclastic rocks..  The Eldorado Creek pluton, with a K-Ar age dates of 130 and 143 Ma, intrudes the Maclaren sequence and places a lower age limit for the flysch sequence of Early Cretaceous (Turner and Smith, 1974; Smith, 1981).  Metamorphic ages (40Ar39Ar) from the Valdez Creek district range from 62 to 75.7 Ma for metamorphic biotite and amphibole (Davidson, 1991).  Chlorite subfacies rocks generally parallel the east-west trending Black Creek fault.  To the north, on Gold Hill and Lucky Hill biotite grade argillites on the north are thrust over lower-grade rocks to the south along the east-west-trending, north-dipping Lucky thrust fault).  Metamorphic grade increases rapidly to the north passing through biotite, garnet, staurolite, kyanite and sillimanite-bearing schist and gneiss within three miles of the Lucky thrust fault.  Metamorphic isograds, including those for kyanite-in, staurolite-in, garnet-in and biotite-in, combined with detailed mapping in the Valdez Creek area suggest an inverted, Barrovian type metamorphic zonation , Adams, 1996, Smith, 1981; Davidson, 1991, 1992).

Metamorphic and deformational fabrics in the Valdez Creek area, including two penetrative schistosities (S1 and S2) and one nonpenetrative cleavage, suggest three deformation events (D1, D2 & D3, Davidson, 1991).  The oldest fabric (S1) consists of a north dipping, bedding-parallel foliation which only occurs within and north of the Valdez Creek shear zone, a ductile thrust(?) fault separating amphibolite facies rocks to the north from lower grade rocks to the south).  Kyanite+garnet psuedomorphs after staurolite occurring north of the Valdez Creek shear zone suggest temperature conditions of at least 670oC and pressures of at least 8 kilobars at the time of D1 deformation.  Further south S1 is cut by S2 which is manifest as a north dipping axial planar cleavage and preferred mica orientation.  Davidson (1991) identified cordierite rims on garnet within S2, which suggest reaction pressures of 3.5 to 5 kilobars during D2 deformation.  In the southern portion of the district S2 is deformed by a south dipping, axial planar cleavage associated with asymmetric folds and nonpenetrative cleavage which indicate north-vergence (D3). The pressure – temperature path outlined by these mineral assemblages suggests rapid isothermal decompression of the hanging wall (rapid uplift) following peak metamorphic conditions.

Four structural trends, all of post-metamorphic age, have been identified in the Valdez Creek district: an east-west trend, a N60E trend, a north-south trend and a N45W trend.  The east-west trend is best defined by the Black Creek fault which occurs within the argillite sequence and is marked by a zone of intense oxidation and shearing).  The Black Creek fault is thought to be a high angle fault zone although the magnitude and orientation of slip is unknown.  The N60E and east-west trends are defined by at least four major faults or fault zones and numerous axial traces of large to small-scale folds.  Major lithologic discontinuities occur along the N60E trending Lucky and Talkeetna thrust faults. The Valdez Creek shear zone consists of a series of north-dipping parallel thrusts(?) which form mineralogical discontinuities within the upper greenschist and amphibolite grade rocks..  Davidson (1991) and Davidson and others (1992) estimated approximately 5 miles of south-directed displacement within the Valdez Creek shear zone. White Creek and Roosevelt Creek appear to follow N45W linears which post date and laterally offset earlier N60E trending structures (WGM, 1994).  The magnitude and direction of offset is uncertain.  The north-south trending structures also appear to be high angle and are thought to represent the youngest structures in the district (Adams, 1996).  These north-south structures control drainage patterns of many of the south tributaries of Valdez Creek such as Lucky Gulch and Rusty, Little Rusty and Big Rusty Creeks.

The axial traces of major folds in the Valdez Creek district trend east-northeast to northeast parallel to a regional scale antiform trending N60E through the Valdez Creek district.  The south limb of this large scale antiform is characterized by numerous tight, upright to overturned folds with south-dipping fold asymmetry (northward vergence).  The north limb of this antiform is characterized by isoclinal, recumbent folds, and axial planar thrusting, with north-dipping fold asymmetry (southward vergence).  A second major overturned antiform is located on the north side of Windy Creek also suggesting north vergence, possibly related to the Talkeetna thrust.

Only a few reliable age dates are available from intrusive rocks in the Valdez Creek district.  40Ar39Ar ages for amphiboles from the tonalite sill on the north side of Valdez Creek range from 72.5 to 77.5 (Davidson, 1991).  U-Pb dates from the East Susitna batholith indicate an age of 70 Ma (Alienikoff and others, 1981).  40Ar39Ar ages for biotite from the Gold Hill diorite returned an age of 61.2 Ma (R. Goldfarb, written comm., 1992).  K-Ar dates from the Butte Lake intrusive complex about 10 miles west of the Valdez Creek district returned ages ranging from 55.9 to 64.3 Ma (Smith and others, 1988). The Butte Lake complex intrudes the southwestern extension of the same rocks that host mineralization in the Timberline Creek and Gold Hill – Lucky Creek areas to the east . The significance of these dates with respect to gold mineralization will be discussed under “Deposit Types”.

Exploration

Although limited lode gold exploration has occurred in the Valdez Creek district since gold was first discovered in the area in 1897, systematic lode gold exploration was not conducted in the district until the mid-1980’s.  The first modern drilling was conducted by CanAlaska Resources during 1989, 1990 and 1996.  Financial constraints brought on by an industry-wide shift in exploration away from North America resulted in only minor exploration in the district during the period 1991 through 1996 and virtually none from 1996 to present.  Despite a rush back to Alaska in the period 1994 through 1999, the thrust of that exploration boom was directed toward plutonic-related gold occurrences in other parts of Alaska.  Since Valdez Creek was not considered to be a district with potential for plutonic-related gold occurrences, no substantive exploration has been conducted on the Valdez Creek district in over 10 years.  The following is a brief summary of the significant prospects on which exploration has been conducted since the mid-1980’s.

TMC Zone:  The TMC Zone straddles the south flank of Lucky Hill between White Creek and Eldorado Creek and is the only prospect in the district on which resources have been estimated (see Mineral Resources and Mineral Reserve Estimates).  Drilling and trenching of the TMC prospect in 1989 and 1990 revealed a series of sub-parallel south dipping quartz-carbonate stockwork zones and veins hosted in south dipping dioritic sills and adjacent argillite (Table 3, Freeman and others, 1990).

Quartz stockwork zones range from 15 to 25 feet in thickness.  Individual veins range up to 3 feet in thickness and are paralleled by networks of smaller veinlets.  Two distinct vein sets are present in the discovery outcrop:  i) a set trending approximately N55E and dipping 65o to 90o south consists of larger quartz-carbonate veins with minor pyrite, and ii) a set trending nearly EW and dipping 65o to 90o south consists of sericite-carbonate-quartz with abundant pyrite and arsenopyrite..  Arsenopyrite occurs as large, deformed euhedra up to 1.5 centimeters across.  In thin section quartz, calcite, pyrite and white mica appear to have formed first followed by ankeritic carbonate, arsenopyrite and chlorite.  IP/resistivity surveys of the TMC zone suggest continuation to the west (Warren, 1990).  Average true width of mineralization is 17 feet although widths as great as 70 feet grading 0.475 opt gold (uncut) were intersected (hole R23, 310’-380’).  Drill logs and assays for the TMC zone suggest that from east to west the average dip of stratigraphy increases as does the average dip of mineralization.  Airborne magnetic data suggests possibly high angle faults trending N45W and N60E may offset the surface strike of the TMC zone (Adams, 1996).  Block modeling was used to calculate a drill-inferred gold resource for a portion of the TMC zone (see below).

Table 3: Summary of significant drill intercepts from the 1989 and 1990 drilling on the TMC Zone (Data from Freeman and Adams, 1989 and Freeman and others, 1990).

Hole #	Year	Type	Interval	Thickness (ft)	-150 Mesh Au (opt)	Met. Sieve Au (opt)
5	1989	RC	55-95	40	N/A	0.322
6	1989	RC	30-70	40	N/A	0.210
2	1990	RC	20-30	10	N/A	0.260
5	1990	RC	55-95	14	N/A	0.322
6	1990	RC	30-70	14	N/A	0.211
10	1990	RC	255-260	5	N/A	0.136
10	1990	RC	270-275	5	N/A	0.169
11	1990	RC	100-110	10	0.180	0.156
11	1990	RC	225-250	25	0.144	0.026
11	1990	RC	370-395	25	0.176	0.105
22	1990	RC	180-185	5	0.122	0.004
22	1990	RC	195-210	15	0.077	0.175
22	1990	RC	200-210	10	0.112	0.115
22	1990	RC	280-290	10	0.120	0.100
23	1990	RC	310-320	10	0.126	N/A
23	1990	RC	335-340	5	0.109	N/A
24	1990	RC	90-95	5	0.121	0.126
24	1990	RC	145-155	10	0.100	0.110
24	1990	RC	160-170	10	0.006	0.102
24	1990	RC	355-375	20	0.137	0.033
2	1990	Core	180-190	10	0.135	0.134
4	1990	Core	100-101	1	0.123	0.007
4	1990	Core	102-105	3	0.033	0.107
5	1990	Core	277-279	2	0.116	N/A
6	1990	Core	222-236	14	0.386	0.008
7	1990	Core	74-75	1	0.136	N/A
14	1990	Core	17-21	4	0.254	N/A
14	1990	Core	49-62	12	0.134	N/A

Drilling and IP data from 1990 suggest the strike and down-dip extent of mineralization on the TMC zone is open to expansion.  Drilling in 1990 was limited to some degree by the fact that land immediately south of the

TMC zone was not controlled by CanAlaska so additional drilling down-dip of known mineralization was not possible.  This encumbrance no longer exists so additional drilling can be conducted.

Lucky Saddle Prospect:  The Lucky Saddle prospect lies on the south flank of Lucky Hill and just north of the TMC zone.  This prospect was first identified as a large gold – arsenic soil anomaly measuring 3,400 feet by 800 feet and trending N50E (Freeman and Adams, 1988).  The zone is characterized by gold values up to 0.1 opt and averaging 0.029 opt and by anomalous mercury and arsenic values.  Trenches excavated across the zone in 1989 exposed a variety of metamorphosed hornfels and small dioritic dikes within sheared rock of the Lucky thrust fault.  The shear zone is 200 feet wide and contains at least 10 fault structures trending EW to N80E and dipping variably from 60 degrees south to 45 degrees north (Freeman and Adams, 1989).  Rock chip channel samples returned gold values of 0.415 opt over 5 feet and 0.05 opt over 20 feet.  Rock samples also returned highly anomalous arsenic, lead and zinc values and subanomalous antimony, silver and mercury.  Subsequent plans to drill the down-dip extension of the Lucky thrust were never completed and this target area remains untested by drilling.

Lucky Top Prospect:  The Lucky Top prospect is located near the summit of Lucky Hill and approximately 0.5 miles north of the TMC zone.  Gold mineralization at the prospect is hosted in metamorphosed diorite and surrounding hornfels.  Tourmaline-carbonate-quartz breccia with weak sulfide mineralization occurs along the contact of the intrusive.  Grab samples of hornfels and breccia from the dump returned up to 0.78 opt gold and nearby rubble crop of altered intrusive returned gold values up to 0.11 opt gold (Freeman and Adams, 1988). IP-resistivity surveys conducted over the prospect in 1990 indicate a distinctive chargeability and metal factor anomaly attributed to a broad alteration assemblage containing sulfides in graphitic argillite (Freeman and others, 1990).  Mapping and sampling of road cuts on the prospect indicated all of the rocks have been altered by pervasive flood carbonitization and associated quartz stockwork veining.  Iron oxide after iron carbonates stains these rocks ocherous red.  Replacement of original sedimentary textures is common and some exposures indicate multiple periods of brecciation and mylonitization.  Pyrite and rare arsenopyrite were observed in samples collected in this area and mercury was anomalous in many samples (up to 0.09 ppm).  Anomalous mercury may represent a leakage halo distal to precious metal accumulations.  If this is the case, gold mineralization may exist either vertically beneath or laterally adjacent to quartz-carbonate breccia zones exposed on the prospect (Freeman and others, 1990).

Gold Hill Prospect:  The Gold Hill prospect is located on the crest and north flank of Gold Hill.  Trench mapping and sampling conducted during 1990 revealed extensive metamorphosed hornfels and dioritic dikes with minor quartz veins.  Chip channel sampling of the trench exposures returned gold values up to 0.09 opt over 5 feet and 200 ppb over 15 feet (Freeman and others, 1990).  Anomalous arsenic values (up to 4,910 ppm) are more widespread.  East-west- and northwest-trending gold-in-soil anomalies defined by 300 to 400 ppb gold values occur on the north and south flanks of Gold Hill.

Reverse circulation drilling conducted on the prospect in 1996 discovered persistent low grade gold mineralization associated with a series of north-dipping, altered dioritic dikes  8, Adams, 1996). Higher gold values appear to be localized along the faulted contact zones of the dikes.  Quartz-carbonate and tourmaline alteration is ubiquitous.  Gold mineralization is associated with zones of intense arsenopyrite-pyrite-sericite-calcite-quartz stockworks and with quartz-carbonate-tourmaline-altered fault breccias hosted in biotite schist, biotite-tourmaline-quartz hornfels and hornblende diorite dikes. Grab rock samples collected from rubble near one drill pad returned gold values of 0.70 opt from sheared quartz-sericite-altered quartzite with vuggy quartz-pyrite veinlets.  Gold Hill is thought to be the source of bismuth-gold nuggets identified in alluvial concentrates on lower white Creek (Freeman, 1991b, Wimmler, 1925, and Ross, 1933).  Placer concentrates of this material contain significant quantities of gold, hessite (Ag2Te), galena, native bismuth, arsenopyrite, pyrite, native copper, chalcopyrite, native arsenic, pyrrhotite, realgar and orpiment (Smith, 1981).  Analyses conducted on gold-bismuth nuggets from White Creek contained >200 ppm Ag, 5,950 ppm Bi, 6,380 ppm Cu and >10,000 ppm Pb (Freeman 1991b).  The presence of small gold-bearing intrusives near the crest of Gold Hill and the presence of native bismuth, native arsenic, telluride minerals and bismuth-gold nuggets in concentrates suggests the possibility of a proximal intrusive-hosted gold occurrence in the area.

Black Creek (Wagner) Prospect: Little is known about the geology and mineralization of the Black Creek adit prior to Smith’s (1981) summary.  The majority of the past exploration on the prospect has been directed at the smaller of two dioritic to granodiorite intrusives along steeply northeast dipping, N70-80W striking faults (Smith, 1981, Freeman, 1986).  Smith (1970) noted the presence of free gold from surface pits on the larger of the two intrusives as well as mineralization in the form of pyrite-pyrrhotite-gold in the carbonaceous argillite units.  Smith (1981) reported gold values in the Black Creek adit ranging from 0.18 to 86 ppm and arsenic values ranging from 90 to greater than 5,000 ppm..  Mineralization was strongest in intrusive rock with the seventy feet of mineralized intrusive rock averaging 40.8 ppm Au (1.19 opt).  Gold is associated anomalous Cu and Te with sporadic Ag, Bi and Pb anomalies.  Sporadic mineralization in the argillite units adjacent to the intrusives yielded values up to 50 ppm Au, 1,000 ppm As and 1.2 ppm Te (Smith, 1981).  The Te values on the Black Creek prospect are consistently higher than elsewhere in the district with the possible exception of the Timberline Creek intrusive mineralization.  The presence of anomalous Bi at the Black Creek prospect is supported by reports of bismuthinite in the Eldorado Creek placer deposit below the Black Creek prospect (T. Bundtzen, 1985, oral comm.). CanAlaska Resources conducted sampling in the adit in 1989 (Freeman and Adams, 1989) which generally confirmed the results of Smith (1981).  Analytical results from the 1989 field program indicated that a significant proportion (50-90%) of the gold is coarser than 150 mesh (100 microns).

In 1990 CanAlaska Resources drilled five reverse circulation and three diamond core holes on the Black Creek prospect (Freeman and others, 1990).  Drilling intersected two mineralized zones within the northern of two intrusive bodies which crop out near the Black Creek adit.  The upper zone consisted of pyrite and arsenopyrite-bearing chloritic diorite with abundant white quartz stockwork veinlets which returned 4 feet grading 0.254 opt Au.  The lower intercept returned 12 feet grading 0.134 opt Au in identical rock.   Drilling to the south of the Black Creek adit indicated that the two intrusives exposed on the surface merge at depth.

Roadcuts located within the northern Black Creek intrusive returned gold values from channel samples which averaged 0.3 opt over a 20 feet.  Visible gold was present in honey colored quartz veinlets in the diorite host rock.  Sulfides average less than 5% of the rock mass while quartz stockwork veins comprise 20-100% of the rock mass.  A sample collected in this area in 1989 returned a value of 4.103 opt gold (Freeman and Adams, 1989).  The extremely low arsenic values associated with high-grade gold samples suggests that coarse gold on the Black Creek prospect is not paragenetically related to arsenic mineralization.  Similar results were obtained from preliminary metallurgical tests previously conducted on the Black Creek prospect (H. Lightfoot, oral comm., 1989).

Timberline Creek Prospect: The Timberline Creek prospect is situated in the western Valdez Creek district near the junction of Timberline Creek and lower Valdez Creek..  Gold is hosted in both intrusive and metasedimentary rocks however intrusive-hosted gold mineralization is the dominant form of mineralization.  Quartz veining is accompanied by shearing and intense chlorite alteration (Adams and others, 1991).  Individual veins have narrow alteration envelopes.  Gold mineralization consists of quartz-calcite ladder veins and stockworks with disseminated pyrite, arsenopyrite and chalcopyrite.  High gold values are frequently associated with high arsenic and tellurium values and are locally associated with high copper values (Adams and others, 1991, Herzberg, 1980).

Limited reconnaissance exploration in the Timberline Creek area in 1990 indicated that an older set of mineralized veins trend N50E and dip steeply to the southeast..  Younger mineralized veins are more continuous and trend N80W with steep north dips (Adams and others, 1991).  Apparent left lateral motion along the northwest vein system offsets the northeast vein system (Smith, 1981).  Vertical relief between the lowest known mine workings on the Caribou veins in the old Timberline Creek adit and the highest surface exposures is approximately 700 feet.

Quartz veins at Timberline Creek are up to two feet in width while stockwork zones reach up to eight feet in width.  Gangue mineralogy of the veins consists of milky, white quartz, chlorite, calcite, sericite and local ankeritic carbonate and black tourmaline (Adams and others, 1991).  Sulfide mineralogy includes pyrite, pyrrhotite, arsenopyrite, galena, sphalerite and chalcopyrite.  Tellurides of silver and/or bismuth (including hessite or volynskite) have been tentatively identified in the intrusive-hosted veins and trace tetrahedrite has been identified in wall-rock stockworks (Herzberg, 1980).  Chlorite and carbonate alteration is pervasive around the veins and sericite forms narrow envelopes.  Assays of the major veins range from 0.24 to 3.96 opt Au (Ross, 1933; Tuck, 1938).  The highest gold value reported by Smith (1970) and Herzberg (1980) was 2.7 opt Au.  Grab samples collected by Adams and others (1991) from the Freda G. vein returned 0.1 opt Au and 0.14 opt Ag. Quartz vein material with sulfide stringers collected from the dump at the mill site contained 0.126 opt Au, 0.05 opt Ag and 2,960 ppm As.  No drilling has ever been conducted on the property.

Mineralization

Much of the most recent information relating to gold mineralization in the Valdez Creek district is derived from field programs conducted on CanAlaska’s Rainbow Hill project and summarized by Adams (1996) and Freeman and others (1990).  Unless otherwise cited, the following summary of mineralization in the Valdez Creek district is derived from these sources.

Gold mineralization in the Valdez Creek district as a whole and on the Rainbow Hill project in specific occurs as discrete zones of quartz carbonate veins and stockworks which generally trend east-west and dip variably to the north or south (Smith, 1981, Adams, 1996).  Mineralized zones often contain a core zone containing at least one large vein with associated stockwork veins.  The geometry of the larger veins varies from nearly parallel with the dominant foliation to highly discordant.  The gold-bearing zones are closely related to structural zones as evidenced by well developed shear fabrics.  Certain competent lithologies, including metadiorite, hornfels and massive argillite and graywacke are susceptible to increased fracture permeability due to competency contrasts with less competent argillite or phyllite.  As a result gold mineralization is enhanced near the margins of these competent host rocks and within these host rocks where they are intersected by shear zones.  Although chemical characteristics of host rocks may exert some local control on the location and distribution of gold mineralization, the chemistry of host rocks in the Valdez Creek district is not thought to have a significant affect on the location and style of mineralization.

Gold mineralized zones commonly contain a central area of intense silicification, sericitization and carbonitization (±ankeritic).  In the Lucky Hill-Gold Hill area the mineralization is particularly well developed in intrusive host rocks.  Gold values are typically highest at and near the contact between intrusives and metasedimentary rocks such as argillite and phyllite.  A halo of moderate chloritization locally overlaps the central alteration types.  Weak to moderate silicification, sericitization, carbonitization and local tourmalinization tends to form a much broader halo extending up to several tens of meters outward from the central alteration zone.  Anomalous arsenic typically forms an even broader geochemical halo around the gold mineralized zones.  Mineralogy of the veins and stockworks includes quartz, carbonate, mica, sulfides and gold in decreasing order of abundance.  Carbonate minerals include calcite and ankerite while micas include muscovite, sericite and chlorite.  Muscovite is the most common mica constituent but chlorite is locally more abundant.  Both chlorite and sericite occur as vein selvages or as vein envelopes up to 10's of feet in width.  The most abundant sulfide minerals are pyrite and arsenopyrite with pyrrhotite, chalcopyrite, galena, stibnite and sphalerite occurring locally.  Higher gold contents generally correlate with higher sulfide contents although total sulfide contents seldom exceed more than a few percent.  Coarse-grained visible gold and fine-grained gold are both present at most of the prospects although the proportion of coarse gold varies.  For example, metallic sieve tests from the Black Creek Mine indicate 50% to 90% of the gold is >150 mesh.  Microprobe analysis did not detect gold within crystal lattices of arsenopyrite from the TMC zone.  The preponderance of coarse gold is also supported by recovery of some large placer gold nuggets (up to 52 ounces) from Lucky Gulch.

Drilling

Drilling in the Valdez Creek district has been limited to reverse circulation drilling conducted at various placer gold prospects since the 19870’s while reverse circulation and diamond core drilling was completed on lode prospects in 1989, 1990 and 1996 on the Rainbow Hill and Black Creek prospects (Freeman and Adams, 1989,

Freeman and others, 1990, Adams, 1996, Kurtak and others, 1992).  The details of individual placer gold exploration drilling programs are not known.  All of the lode exploration drilling was conducted on behalf of CanAlaska Resources.  Both diamond core and reverse circulation drilling was conducted by various independent drilling contractors.  Diamond drill core sizes ranged from NX to HX in size.  Reverse circulation drilling was by 6 inch down-hole hammer and tri-cone bit.

Sampling and Analysis

Few details are available regarding the different sampling protocols utilized by contractors and geological consultants exploring the Valdez Creek district.  All of the exploration conducted on CanAlaska’s Rainbow Hill project from 1985 through 1990 was conducted by Fairbanks Exploration Inc., a Fairbanks-based geological consulting firm.  Exploration conducted from 1991 to the present was conducted under supervision of Avalon Development Corp. or Spectrum Resources Inc., also experienced Fairbanks-based geological consulting firms.

Geochemical samples collected during exploration conducted from 1985 to the present were analyzed by Bondar Clegg Ltd. and Chemex Labs using a variety of analytical equipment capable of a wide range of lower and upper detection limits.  Drill core was logged and split on-site while reverse circulation samples were collected, split and logged on-site

Security of Samples

Although sample security details varied from project to project, all samples were retained at the Rainbow Hill camp until shipment in various size allotments to geochemical preparation laboratories in Anchorage, Fairbanks or elsewhere in the lower 48 United States or Canada.

Other than limited metallic screen analyses conducted by CanAlaska Resources at their Rainbow Hill project in 1989 and 1990 (Freeman and Adams, 1989, Freeman and others, 1990) the only data verification procedures employed were those internal to the respective geochemical laboratories that analyzed samples from the Valdez Creek district

Mineral Resource and Mineral Reserve Estimates

In December, 1996 CanAlaska Resources retained consultant Spectrum Resources Inc. to conduct a summary report which included an internal resource estimate for the TMC zone on the Rainbow Hill project (Adams, 1996). This report was completed by David Adams who is a Qualified Person as defined by NI43-101.  These historical resource calculations comply with the standards for Inferred Resources as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

A preliminary drill-inferred gold resource estimate for the TMC zone is based on intercepts obtained from 1989 and 1990 reverse circulation and core drilling, although surface trench channel sample intervals are included in two instances.  The results of the gold resource estimate are shown in Table 4. Resources were determined using north-south drill cross-sections which delineated gold mineralization in five areas: areas 1 through 4 are contiguous along strike while Area 5 is a separate resource block situated at the east end of the TMC zone.

The resource estimates were calculated using a cross-section and block model method.  Individual blocks extend one half the distance to the nearest cross-section along strike and one half the distance to the nearest drill hole along the dip slope.  A longitudinal east-west section illustrating the geometry of the resource blocks is shown..  True width intercepts and a lower cutoff grade of 0.03 opt gold were used in all calculations.  Weighted average grades for individual blocks were determined from a combination of both metallic sieve and standard fire assay values.

Table 4.  Resource blocks for the TMC zone.  Lower cutoff is 0.03 opt; tonnage factor equals 12 ft3/ton.  Grades are uncut weighted average metallic sieve analyses, except for blocks 1 and 17, where only standard fire assays were available.  Data from Adams, 1996.

Area	Block Number	Drill Hole	East Section Line	Strike Length (Feet)	Dip Length (Feet)	Thickness (Feet)	Tonnage (Short Ton Unit)	Grade (opt Gold)
1	1	C5	29,750	200	90	2	3,000	0.116
1	2	R25	29,550	190	100	10	15,833	0.102
1	3	R23	29,750	200	90	70	105,000	0.475
1	4	R24	29,750	200	100	20	33,333	0.033
1	5	R11	29,950	195	100	25	40,625	0.105
2	6	R24	29,750	200	75	10	12,500	0.110
2	6a	R24	29,750	200	75	10	12,500	0.102
2	7	R11	29,950	195	100	25	40,625	0.026
2	8	R10	30,145	165	125	5	8,594	0.136
2	9	R10	30,145	165	125	5	8,594	0.169
3	10	R24	29,750	200	65	5	5,417	0.126
3	11	R11	29,950	195	100	10	16,250	0.156
3	12	C4	30,145	165	125	3	5,156	0.107
4	13	R1, R20	30,280	145	25	14	4,229	0.162
4	14	R5, C7	30,280	145	50	10	6,042	0.260
4	15	Tr 6	30,450	185	25	10	3,854	0.263
4	16	R6	30,450	185	65	14	14,029	0.266
4	17	R5, C7	30,450	185	50	1	771	0.136
4	18	C2	30,450	185	40	10	6,167	0.134
5	19	R22	31,580	200	75	5	6,250	0.004
5	20	R22	31,580	200	75	15	18,750	0.175
5	21	R22	31,580	200	90	10	15,000	0.100

The total resources for the TMC zone were estimated at 382,519 short tons at a weighted average grade of 0.236 opt Au (containing 90,285 ounces, Table 5).  It must be noted that the mineralized zones are open down dip in Areas 1, 2 and 3 and along strike to the west where additional drilling is likely to increase total gold resources.

Table 5: Summary of gold resources, TMC zone.  Data from Adams, 1996.

Area	Tons	Au Grade (opt)	Total Ounces	Avg. Thickness (ft)
1	197,791	0.337	66,655	26
2	82,813	0.086	7,122	13
3	26,823	0.141	3,769	6
4	35,092	0.226	7,933	10
5	40,000	0.120	4,806	10
TOTALS	382,519	0.236	90,285	17

Exploration and Development

The Rainbow Hill project is situated in Valdez Creek mining district in the Maclaren metamorphic belt of the central Alaska Range.  These rocks were derived from metamorphism of the Jurassic Kahiltna overlap assemblage (Nokleberg and others, 1994).  Rocks in the district range from prehnite – pumpellyite grade black argillite and graywacke on the south through sillimanite gneiss to the north.  District structures include northeast, northwest, east-west and north south structures.  Intrusives ranging in age from Late Cretaceous through early Tertiary intrude the metamorphic rocks of the district.  The district has produced approximately 600,000 troy ounces of placer gold and a negligible amount of lode gold.  With the exception of the 90,000 ounce resource at the TMC zone on the Rainbow Hill project, no other lode gold resources have been defined in the district.

Information which has been generated in the Valdez Creek district since 1992 strongly suggests that gold occurrences in this district are plutonic-related.  These new data also suggest that large areas of the Valdez Creek district where exploration has not been conducted are in fact highly prospective for intrusive-related gold mineralization. Sericite from gold-bearing quartz veins returned 40Ar39Ar ages ranging from 57.6 to 63.1 Ma (Adams and others, 1992).  These data suggested that mineralization occurred well after the 70 Ma peak of regional metamorphism in the district (Goldfarb and others, 1997, Davidson, 1991) and at approximately the same time as small stocks such as the Gold Hill stock (Adams and others, 1992) and the Butte Lake intrusive complex in the adjacent Healy A2 quadrangle (Smith and others, 1988).

Stable isotope data from the Valdez Creek district presented by Goldfarb and others (1997) were originally interpreted as being compatible with a metamorphogenic process.  Examination of these results suggests that sulfur, hydrogen and oxygen isotope data are equally compatible with the plutonic-related gold models of McCoy and others (1997, 2002) and Rombach and Newberry (2001).  Isotopic data from pyrite, sphalerite and arsenopyrite from the Valdez Creek district returned δ34S values ranging from –12.1 to +0.9o/oo which spans the same general range of δ34S values for plutonic-related gold occurrences in the Fairbanks Mining district (δ34S = -5 to +5o/oo, McCoy and others, 1997) and from plutonic-related gold occurrences in the Kuskokwim Mineral belt of southwestern Alaska (δ34S = -6.5 to +0.9o/oo, McCoy and others, 1997).  Oxygen isotopes from the Valdez Creek district returned δ18O values ranging from 14.9 to +18.5o/oo which spans the same general range of δ18O values for plutonic-related gold occurrences in the Tintina Gold belt of Interior Alaska (δ18O = 11.6 to +17.8o/oo, McCoy and others, 1997).  Hydrogen isotopes taken from micas from the Valdez Creek district returned δD values ranging from -53 to -92o/oo which matches the range of δD values for plutonic-related gold occurrences in the Tintina Gold belt of Interior Alaska (δD = -46 to -132o/oo, McCoy and others, 1997).

Fluid inclusion data are limited for the Valdez Creek district but suggest gold mineralization occurred with low salinity, CO2-rich fluids under moderate to high temperature (290-305oC) and moderate pressure (>1-2.3 kb) conditions (Herzberg, 1980, Goldfarb and others, 1997).  Fluid pressure, temperature and composition data from the Tintina Gold belt are nearly identical to those from the Valdez Creek district (McCoy and others, 1997, 2002) further indicating that gold mineralization in the Valdez Creek district may be plutonic-related.

Bismuth and tellurium contents have been widely applied to zoning models for plutonic-related gold occurrences in the Tintina Gold belt and Kuskokwim Mineral belt (Flanigan and others, 2000, McCoy and others, 1997, McCoy and others, 2002).  Higher gold to bismuth correlations at a given occurrence suggest closer proximity to intrusive heat and fluid sources.  Lower gold to bismuth correlations generally indicate emplacement more distal to intrusive sources.  There is only limited amount of bismuth analyses for the Valdez Creek district, none of which were analyzed at the more useful lower detection limits currently available (Freeman, 1991b).  The few analyses for Bi that do exists suggest a strong correlation between Au and Bi in soils (Wiltse and others, 1991), in heavy mineral concentrates from placer gold operations on White Creek (Freeman, 1991b) , from rock samples collected in intrusive rocks from the Timberline Creek and Black Creek prospects and from garnet-bearing schists at the Dan prospect (Freeman, 1992).  Collectively these samples suggest a proximal fluid and heat source for several known gold occurrences in the Valdez Creek district.  This conclusion is further supported by the observations that gold and tellurium occur together in hand specimens in the Timberline Creek area despite a poor statistical correlation between these two elements as a result of surface weathering phenomenon (Adams and others, 1991, Herzberg, 1980).  Gold is even more strongly associated with tellurium than it is with bismuth in proximal gold occurrences in Interior and Southwest Alaska such as Pogo, Fort Knox, Dolphin, Golden Zone and Shotgun (McCoy and others, 1997, 2002, Smith and others, 1999, 2000; Flanigan and others, 2000, Freeman, 2002a, 2002b).

The location of placer gold-producing streams has been used in the past to focus gold exploration in the Valdez Creek district.  While placer gold in a drainage clearly is a positive geochemical indicator of potential lode mineralization, recent Alaskan gold discoveries have shown that the absence of gold in a given drainage does not mean that particular drainage has low potential to host a major lode gold occurrence.  Bundtzen and Miller (1997) concluded that there is a negative correlation between the amount of gold production from a given drainage and the location of major gold occurrences in Southwest Alaska such as Donlin Creek (27.8 Moz).  Similar conclusions can be drawn for deposits such as Fort Knox (7.2 Moz), True North (3 Moz) and Pogo (5.6 Moz) in Interior Alaska.  Gold in all of these deposits is relatively fine grained and the majority of this gold is not recoverable by gravity methods.  Streams draining these deposits have little or no recoverable placer gold associated with them and have little or no past placer gold production from them.  As a consequence exploration in these drainages has been limited because they were thought to have lower potential for lode gold mineralization.

Based on the existing data from previous work completed in the Valdez Creek district combined with information derived from more recent gold discoveries in Alaska and the Yukon Territory, it clear that the Valdez Creek district has many of the earmarks of plutonic-related gold deposits.  Future exploration efforts should be designed to evaluate specific targets for intrusive related gold mineralization.

The following recommendations for future work are warranted for the Rainbow Hill project area:

1.

Public Sector Digital Compilation: All public sector geochemical, geological and geophysical data should be compiled in a digital GIS format for the Healy A1, Healy A2 and Big Delta A6 quadrangles.  These three quadrangles cover the suspected plutonic-metamorphic belt that hosts mineralization in the Valdez Creek district.  The cost of this work is approximately $25,000.

2.

Land Status Compilation: The mining claim status of the Valdez Creek district should be compiled to allow timely acquisition of the prospective targets that currently are open to mineral entry.  The cost of this work is approximately $5,000.

3.

Claim Staking: State mining claims should be staked over targets of merit identified through GIS and land status compilations.  The cost of this work is approximately $30,000.

4.

TMC zone: Additional drilling and ground geophysical surveys should be completed on the TMC zone.  The focus of this work should be expanding the known mineralization along strike and down dip and on quantifying the nugget effect present in some areas of the prospect.  Approximately 5,000 feet of large diameter reverse circulation drilling is recommended for this portion of the program.  In addition, an additional 10 line-kilometers of induced polarization (IP)

geophysical surveys should be completed to better defined future drill targets and expand the on-strike and down-dip extent of the TMC zone.  The cost of this work is approximately $385,000.

5.

Lucky Saddle Prospect: Limited trenching in the Lucky Saddle prospect indicated the presence of significant gold mineralization along the trace of the thrust.  Large diameter reverse circulation drilling should be conducted on the previously undrilled prospect to determine the extent and grade of highly anomalous gold in soils and rocks. Approximately 5,000 feet of large diameter reverse circulation drilling is recommended for this portion of the program.  The cost of this work is approximately $350,000.

6.

Dan Creek prospect: Gold values up to 0.509 opt and anomalous bismuth in garnet schists at the Dan prospect suggest proximal intrusive-related gold mineralization may be more widespread that previously thought.  The project is situated in a prominent upland area between Roosevelt, Valdez and Grogg Creeks where little lode exploration has been conducted.  Additional geochemical sampling and geological mapping should be conducted to determine the extent of this mineralization.  Follow-up saw channel sampling is recommended in advance of initial exploration drilling. The cost of this work is approximately $35,000.

7.

Valdez Creek North: The north side of Valdez Creek is comprised of garnet to sillimanite grade metamorphic rocks intruded by 60-70 Ma granitic intrusives.  No placer gold has been won from streams draining this part of the district and little lode exploration has been conducted in this area.  The geologic setting on the north side of Valdez Creek is similar to the 5.6 million ounce Pogo gold deposit: both areas are situated in an gneiss dome complexes that had no known historic placer or lode prospects or production.  Most of the Valdez Creek North area is open to staking. The Valdez Creek North area represents an extremely attractive exploration area. Initial work should consist of stream sediment, pan concentrate and rock geochemical sampling and geological mapping to determine if significant gold mineralization is present in high grade metamorphic rocks. Follow-up saw channel sampling is recommended in advance of initial exploration drilling. The cost of this work is approximately $50,000.

8.

Timberline Creek area: Previous surface and underground exploration at Timberline Creek has indicated widespread gold mineralization hosted in or associated with the Timberline Creek intrusive.  Despite small amounts of exploration in the Timberline Creek area in the late 1980’s, there has been no exploration drilling or other significant exploration conducted on the property.  Closely spaced grid-controlled rock and soil sampling should be conducted in advance of backhoe or dozer trenching and drilling. The cost of this work (not including drilling) is approximately $150,000.

9.

Butte Lake area: The Butte Lake intrusive complex is approximately 10 mines west of the Valdez Creek district and has had limited exploration work conducted on it in the last 15 years (Stevens, 2001). The area is hosted in the same zoned metamorphic sequence that hosts gold mineralization in the Valdez Creek district except that intrusives rocks in the Butte Lake area are more widespread than in the Valdez Creek district.  The large number and size of the intrusives in the Butte Lake area have potential to host intrusive-related mineralization.  Reconnaissance scale exploration should be conducted in this area prior to staking and follow up exploration work. The cost of this work is approximately $50,000.

2.

LABRADOR PROJECT

Effective, August 1, 2004 the Company has a direct and indirect interest in mineral claims located in Labrador, Newfoundland.

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

Mineral Licence 785M

CanAlaska has no plans to expend funds on this project in 2004.  The Property is being maintained and is in good standing until December 22, 2005.

Mineral Licence 787M

The Company has no plans to carry out exploration on 787M in 2004.  The licence is being maintained and is in good standing until December 22, 2006.

Mineral Licence  972M

Ownership

Mineral licences 972M, is 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the property.

This property comprises 112 claims, located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voiseys Bay Cu-Ni-Co deposit.

Mineral licence 972M is in good standing until February 9, 2006. Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30th, 2001.

3.

QUESNEL CANYON PLACER GOLD PROJECT

Ownership

The Company has a 100% interest in a placer lease located in the Cariboo Mining District, British Columbia.

By an agreement dated January, 1995, and amended February, 1996, July, 1996 and June 1999, the Company has granted Monitor Gold International Corporation (“Monitor”) an option to purchase a 100% interest in the claims by paying to the Company $50,000 per year beginning in September, 1999, and thereafter in each July, until the total of $327,000 is paid.  After the total is paid in full, the Company will retain 3% of gold production for the life of the project.  The Company has received $50,000 to date from Monitor.  As of July, 2002, the agreement is remains in default. The Company has no plans at this time to complete further work on this property. Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30th, 2002.

4.

ZEBALLOS PROJECT

Ownership

The Company acquired a 50% interest in the Zeballos Property from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) (“New Impact”), a reporting company listed on the Vancouver Stock Exchange (renamed the Canadian Venture Exchange), by an agreement dated August 23, 1988, as amended November 10, 1988. The Zeballos Project consists of 22 Crown granted and 13 reverted Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia (collectively, the “Zeballos Property”). The Company has subsequently entered into a joint venture with New Impact.  The Company acquired a further 6% interest in and to the Zeballos Property due to increased expenditures on the Zeballos Property, for a total interest of 56%. The Company acquired a 100% interest in the Zeballos Property in 2002.

The Zeballos Property is in good standing until December 13, 2004 and February 13, 2005. A small program was carried out in 2003 in order to complete the necessary assessment requirements.  The Company plans to pursue joint venture possibilities for further exploration of the Zeballos Property. Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30, 2001.

5.

QUEBEC

a)

Glitter Lake

The Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the company.

The property is subject to a 1.5% NSR.

By agreement dated August 15, 2003, the Company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp (PFN), a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
Within 5 business days of receiving regulatory approval	(issued)	-	20,000	-
On or before 15 August 2004		15,000	-	-
On or before 28 May 2005		-	20,000	-
On or before 28 January 2005		-	-	150,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within two (2) years.  In the event PFN does not complete a bankable Feasibility Study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two (2) years from the date of this election. In the event that the bankable Feasibility Study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

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

This agreement is subject to acceptance by regulatory authorities. Regulatory approval was received subsequent to year end. Exploration expenditures required by April 15th, 2004, will be incurred by January 28th, 2005

b)

Otish Moutain Area, Quebec

A Report on the Otish Mountain Area, prepared for CanAlaska Ventures Ltd. by P.E. Walcott, P.Eng – March 2002 has been filed on SEDAR.

Ownership

CanAlaska may earn a 100% interest under an Agreement dated December 6th, 2001 for the following consideration: reimbursing staking costs of $46,456, issuing 200,000 shares on regulatory approval (issued) and incurring $300,000 of exploration and development expenditures by February 1st, 2005. In addition the Company will pay 10% of the first $300,000 in exploration expenditures to Artik, based upon Artik being the field operator; and 10% of subsequent expenditures up to an additional $220,000 for a maximum of $250,000 (paid in the event CanAlaska or a partner of CanAlaska expends an additional $2.2 million on the properties).  A bonus of $25,000 is payable to Artik in the event kimberlite is discovered on one of the properties with an additional $50,000 payable if the kimberlite is diamondiferous. Artik will retain a 3% net smelter royalty (NSR) on the properties in the event of commercial production. Within 90 days of commencement of commercial production, CanAlaska can purchase 1% or 2% NSR from Artik for US$1.5 million per 1% NSR with Artik retaining a minimum 1% NSR.  The Company is currently seeking joint venture partners to fulfill these expenditures. The Company has relinquished several of the claims and has no plans to expend further funds on the Property.

c)

Raglan Area, Quebec

During the Year ended April 30th, 2003, the Company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec. Total consideration for the acquisition was $10,240

6.

ONTARIO

a)

Red Lake Properties

Ownership

Baird Property

Pursuant to an Agreement dated February 24th, 2003, the Company had the right to earn a 100% interest in the Baird gold project located in the Red Lake greenstone belt.  The terms of acquisition are: Cash payments totaling $71,000 over four years, and share issuances of up to 100,000 shares over four years.  In addition CanAlaska has acquired several claim units through staking.. The Property is subject to a 1.5% NSR. CanAlaska may purchase 0.5% of the NSR for $750,000 and had right of first refusal on the remaining 1%. During the year ended April 30th, 2004, the Company terminated the Agreement.

By an Agreement dated April 9th, 2003 the Company entered into an Agreement with Hawkeye Gold International Inc. by which Hawkeye could earn a 50% interest in the Baird Property by issuing 300,000 shares, making cash payments totaling $90,000 and completing $362,500 in exploration expenditures over three (3) years.

Under the terms of the Agreement Hawkeye was to advance $37,500 for the Year 1 expenditures by July 15th, 2003, otherwise the Agreement would become null and void, Hawkeye did not advance the funds and the Agreement has been terminated.

Birch Uchi Property

By an agreement dated February 24th, 2003, the Company has the right to earn a 100% interest in the Birch Uchi gold project located in the Birch Uchi greenstone belt.  The terms of acquisition are: Cash payments totaling $68,000 over four (4) years and share issuances up to 100,000 over four (4) years. The Property is subject to a 1.5% NSR. CanAlaska may purchase 0.5% of the NSR for $750,000 and had right of first refusal on the remaining 1%. During the year ended April 30th, 2004, the Company terminated the Agreement.

By an Agreement dated April 9th, 2003 the Company entered into an Agreement with Hawkeye Gold International Inc. by which Hawkeye could earn a 50% interest in the Birch Uchi Property  by issuing 300,000 shares, making cash payments totaling $90,000 and completing $362,500 in exploration expenditures over three (3) years.

Under the terms of the Agreement Hawkeye was to advance $37,500 for the Year 1 expenditures by July 15th, 2003, otherwise the Agreement would become null and void, Hawkeye did not advance the funds and the Agreement has been terminated.

7.

NEW ZEALAND

a)

Cascade Creek Properties

Ownership

By agreement dated November 28, 2003, the Company may earn a 100% interest Cascades property from Anglo Alaska Gold Corporation. To acquire a 100% interest, CVV must, at its option, complete the following:

Cascade Project A	Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

b)

Granite Dome (Permit 39278)

During the year ended April 30th, 2004, the Company made application for the Granite Dome Exploration Permit. Permit 39278 was granted.  Granite Dome covers 1,544 sq kilometres

c)

Greymouth North (Permit 39279)

During the year ended April 30th, 2004, the Company made application for the Greymouth North Exploration Permit.  Permit 39279 was granted.  Greymouth North covers 235 sq kilometres.

d)

Mt Mitchell (Permit 40669)

During the year ended April 30th, 2004, the Company made application for the Mt. Mitchell Exploration Permit.  Permit 40669 has as yet not been granted.

e)

Reefton South (Permit 40677)

During the year ended April 30th, 2004, the Company made application for the Reefton Exploration Permit.  Permit 40677 has as yet not been granted.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended April 30, 2004 Compared to Twelve Months Ended April 30, 2003

Overview

CanAlaska is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

CanAlaska is developing its exploration programs in New Zealand, as we, along with many others believe that New Zealand hosts many under-explored gold targets. With a diverse suite of geologic terranes, a rich gold mining past, and large areas of prospective ground, there exists the strong possibility for mega-deposits of the Pacific Rim type. Recent reconnaissance work, coupled with in depth geological studies, has highlighted a striking similarity between the Tintina Gold Belt, Alaska (Pogo, True North, Ft Knox) and the geology of the west coast of the South Island of New Zealand. In other areas we see the considerable potential for PGM, silver and base metal targets.

CanAlaska has selected several areas on which to focus its exploration activities, a large gold rich epithermal system on the North Island, and a series of intrusive plutons, that may be the ultimate source for the rich placer goldfields of the west coast of the South Island are all covered by a series of CanAlaska licenses. In Otago, in the south of the South Island, CanAlaska is actively continuing negotiations with potential partners to explore new areas in the Otago goldfields.

North America

CanAlaska also continues to maintain an active property portfolio including a 128 claims in the Raglan Nickel Belt of Northern Quebec where recent interest has been fuelled by high-grade platinum group metal values announced by Canadian Royalties in late 2002, and in Labrador where we hold nickel and gold exploration targets, and in Quebec where we hold claims staked for diamond exploration.

Gold in Alaska - Rainbow Hill

Last fall, CanAlaska entered into a joint venture on its Rainbow Hill Property, located approximately 3 miles upstream from the Valdez Creek placer gold mine which produced over 500,000 troy ounce of gold until 1996. Most of the placer gold production from the district came from Valdez Creek and its major south tributary, White Creek. The Rainbow Hill project is centered on Gold Hill and Lucky Hill which are located above White Creek.

Results of Operation

The fiscal year ended April 30, 2004 resulted in a net loss of $712,481 which compares with a loss of $558,663 for the same period in 2003. General and administrative expenses for the fiscal year ended April 30, 2004 were $742,922 an increase of $298,216 over the same period in 2003. Stock-based compensation expense of $157,000 were recorded under consulting fees. In the previous fiscal year no stock-based compensation amount was recorded.  Travel, food and lodging expense increased by $14,376 while all other general and administrative costs were relatively the same when compared to the previous fiscal year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Mineral property costs of $24,855 were written off as compared to $211,946 the year before. A $49,624 capital gain was realized on the sale of investments as compared to $139,390 over the same period in 2003. Interest income was $15,308, an increase of $12,485 over the same period in 2003 as the Company had significantly higher cash balances.

For the fiscal year ended April 30, 2004, the Company incurred mineral property costs of $171,313 as compared to $261,805 for the same period in 2003.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $83,118 for the period ended April 30, 2004, an increase of $43,551 over the same period in 2003.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2004 were $273,313.

The loss under Canadian GAAP for the year ended April 30, 2004 was $712,481.  After adding write-off of mineral costs of $273,458, and the loss on write-down of portfolio investments of $55,463, a loss under U.S. GAAP of $930,476 is reported.  The loss per share under Canadian GAAP is $0.03 as compared to $0.05 loss per share under U.S. GAAP.

CanAlaska currently has two option agreements in which other companies are earning an interest in CanAlaska’s projects by carrying all costs and making significant exploration expenditures.  The Company ended 2004 with a stronger cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

Overview

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

Results of the Operation

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

Overview

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

Results of Operation

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

B.

Liquidity and Capital Resources

Twelve Months Ended April 30, 2004 Compared to Twelve Months Ended April 30, 2003

Capital Resources and Liquidity

As at April 30, 2004, the Company’s working capital, defined as current assets less current liabilities, was $1,625,636 compared with working capital of $522,942 at April 30, 2003. Flow-through funds of $731,006 must be spent before Dec. 31, 2004 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the fiscal year, the Company completed private placements of 11,118,944 units for gross proceeds of $2,401,630. A further 778,333 shares were issued on the exercise of options and warrants for proceeds of $108,417.

The Company has a portfolio of investments with a book value of $401,244 and market value of $842,196 as at April 30, 2004. The main investments consist of 1,031,800 shares of Pacific North West Capital Corp. and 293,007 shares of Freegold Ventures Limited. Both these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 27,314,439 shares at April 30, 2004.

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

Capital Resources and Liquidity

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

Capital Resources and Liquidity

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

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)	Payments Due By Period

	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs

Office Lease (2)	25,272	4,212	-	-	-

Total	$25,272	$4,212	$ -	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

1)

The Company is also responsible for its estimated proportionate share of property taxes and operating costs.

Safe Harbor

The Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Annual Report, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property".  Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 6, 2004.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(3)(4) BC, Canada Chairman & Director	Chairman of CanAlaska Ventures Ltd. (2004-present); President & CEO of CanAlaska Ventures Ltd. (1989–2004); President of Pacific North West Capital (1989-present); Chairman, CEO and Director of Freegold Ventures Limited (1999-present); President, CEO and Director of Freegold Ventures Limited (1985-1999); Director of El Nino Ventures Inc. (1999–present).	1985	1,531,068(6)
Bernard Barlin(2)(3)(4)(5) Hampshire, UK Director	Director of Freegold Ventures Limited (1989-present); Director of Pacific North West Capital Corp. (2000–present); and Director of El Nino Ventures Inc. (2004-present).	1989	Nil
Colin Bird(2)(5) Cambridge, UK Director	Managing Director of Lion Mining Finance Ltd. (1995–present); President (1999-present) & Director (1996-present) of Freegold Ventures Limited; President & Director of MIT Ventures Corp. (1996–present) and Director of various other mining companies.	1996	Nil
Hubert Marleau(2)(3)(4)(5) Montreal, Canada Director	President & CEO of Palos Capital Corp. (1998-present); Chairman of Marleau, Lemire Inc. (1989 – 1998) Director of Freegold Ventures Limited (1996-present) and Director of several other companies.	1996	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 1,531,068 common shares beneficially owned by Harry Barr, 508,064 are held directly, 568,913 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and and 454,091 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.

B.

Compensation

Summary Compensation Table

The following table sets out the compensation received by the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman	2004 2003 2002	92,243 88,200 84,000	3,000 Nil 2,000	Nil Nil Nil	163,334 Nil Nil	81,666 Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Dasler President & CEO(2)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	133,334 Nil Nil	16,666 Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin CFO(3)	2004 2003 2002	10,200 10,950 Nil	3,000 Nil Nil	Nil Nil Nil	33,334 Nil Nil	16,666 Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Peter Dasler was appointed President & CEO June 24, 2004

(3)

Gordon Steblin was appointed CFO October 1, 2002

Compensation of Executive Officers

See above summary compensation table.

Options/SAR’s Granted to or Exercised by the Named Executive Officer During the Most Recently Completed Financial Year

During the financial year ended April 30, 2004, details of options to purchase the Corporation’s common shares granted to the Named Executive Officers during the financial year ended April 30, 2004 as shown in the table as set out below.

Name (a)	Securities Under Option/SARS Granted (#) (b)	% of Total Options/SARS Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security) (e)	Expiration Date (f)
Harry Barr Chairman	245,000	14.9%	$0.25	$0.18	Sept 10/08
Bay Geological Inc.(1) President & CEO	100,000	6.1%	$0.10	$0.095	May 26/08
Bay Geological Inc.(1) President & CEO	50,000	3.0%	$0.25	$0.18	Sept 10/08
Gordon Steblin CFO	50,000	3.0%	$0.25	$0.18	Sept. 10/08

(1)

Bay Geological Inc. is a wholly-owned Company of Peter Dasler.  Peter Dasler was appointed President & CEO June 24, 2004

Aggregated Option /SAR Exercise s During the Most Recent ly Completed Financial Year and Financial Year End Option /SAR Values

The table below sets out, on an aggregate basis, the number of Common Shares of the Company acquired through the stock options by the Named Executive Officers under the Company’s Stock Option Plan during the financial year ended April 30, 2004 and the number and value of unexercised options as at April 30, 2004.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Harry Barr Chairman	Nil	Nil	163,334/81,666	Nil
Bay Geological Inc.(3)(4) CEO	Nil	Nil	133,334/81,666	$5,000
Gordon Steblin CFO	Nil	Nil	33,334/16,666	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Corporation on the TSX on April 30, 2004 of $0.15 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

Bay Geological Inc. is a wholly-owned Company of Peter Dasler.

(4)

Peter Dasler was appointed President & CEO June 24, 2004

Option and SAR Repricings

During the year-ended April 30, 2004 no options were repriced to Named Executive Officers.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2004, Harry Barr received $95,243 for management services and Gordon Steblin received $13,200 for accounting services.

Composition of the Compensation Committee

The Compensation Committee is comprised of Harry Barr, who is a related director, Hubert Marleau and Bernard Barlin who are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

The relative emphasis of the Company on cash compensation options, SAR’s securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to named executive officers tends to stay leveled and constant, while any options, SAR’s security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SAR’s, shares and units the grants made in previous years and the number that remain outstanding along with the amount of options remaining issuable under the Company’s Stock Option Plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, while determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO has a base cash compensation which the Company feels is competitive to similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

The Directors of the Company do not receive compensation from the Company and/or its subsidiaries in their capacity as director.

During the year ended April 30, 2004, a Company controlled by Harry Barr, President, Chief Executive Officer and Director was paid $95,243 for management services.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2004.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	15,057,637	$0.34	154,858
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	15,057,637	$0.34	154,858

Interest of Management and Insiders in Material Transactions

None of the insiders or proposed nominees for election as directors of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year, or in any proposed transaction, or in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed hereunder or elsewhere in this Information Circular.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $25,272.

Appointment of Auditors

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s annual general meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors.

Management Contracts

By agreement effective June 1, 1995, the Company entered into a three-year management agreement with a director and officer.  Compensation is currently $7,718 per month plus benefits.  The director and officer is also entitled to received up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

The Company’s Audit Committee is comprised of Colin Bird, Bernard Barlin, and Hubert Marleau.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee review the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

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

The Board is currently composed of four directors.

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

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia ), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Colin Bird, Bernard Barlin, and Hubert Marleau who are financially literate in accordance with National Securities Legislation.

The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated August 26, 2004 filed on SEDAR at www.sedar.com.

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

This Committee meets at least once annually.  Currently, the members are Harry Barr, Hubert Marleau, and Bernard Barlin.

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

D.

Employees

During the fiscal year ended April 30, 2004, the Company had four part time employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Common shares held - August 6, 2004	# of Options	Date of Grant	Exercise Price	Expiry Date
Harry Barr(1)	1,531,068(1)	245,000 36,665 6,700 7,000 35,000	Sept 10/03 Nov 24/97 May 15/97 Aug 28/96 April 18/96	$0.25 $0.50 $0.50 $0.50 $0.50	Sept 10/08 Nov 24/07 May 15/07 Aug 28/06 April 18/06
Bernard Barlin	Nil	30,000 2,000	Sept 10/03 April 18/96	$0.25 $0.50	Sept 10/08 April 18/06
Colin Bird	Nil	25,000	Sept 10/03	$0.25	Sept 10/08
Taryn Downing	73,000	50,000 17,000 2,700 3,500 8,000	Sept 10/03 Feb 23/00 May 15/97 Aug 28/96 April 18/96	$0.25 $0.50 $0.50 $0.50 $0.50	Sept 10/08 Feb 23/05 May 15/07 Aug 28/06 April 18/06
Gordon Steblin	12,000	50,000 15,000 3,700 3,500 6,000	Sept 10/03 Feb 23/00 May 15/97 Aug 28/96 April 18/96	$0.25 $0.50 $0.50 $0.50 $0.50	Sept 10/08 Feb 23/05 May 15/07 Aug 28/06 April 18/06
Bay Geological Inc.(2)	110,800	1,000,000(3) 50,000 100,000	June 25/04 Sept 10/03 May 26/03	$0.10 $0.25 $0.10	June 25/08 Sept 10/08 May 26/08
Hubert Marleau	Nil	50,000 10,000 10,000	Sept 10/03 Feb 23/00 April 18/96	$0.25 $0.50 $0.50	Sept 10/08 Feb 23/05 April 18/06

(1)

Of the 1,531,068 shares owned by Harry Barr, 454,091 are owned by Canadian Gravity Recovery Inc., a wholly-owned Company of Mr. Barr, 568,913 are owned by 293020 BC Ltd., a wholly-owned Company of Mr. Barr, and 508,064 are owned by Harry Barr.

(2)

Bay Geological Inc. is a wholly-owned company of Mr. Peter Dasler.

(3)

These options were granted subsequent to year–end and are vested over a period of four years and are restricted until December 25, 2004.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,365,721 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 27,314,439 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

At the Company’s 2003 Annual General Meeting, shareholders approved the issuance of up to 736,255 common shares for performance shares.  To date no performance shares have been issued.  If the shareholders approve the additional 1,365,721 performance shares, the Company will have authorization to issue up to a total of 2,101,976 shares as performance shares, which sum represents 7.7% of the Company’s issued and outstanding shares.

Stock Option Plan

The Board of Directors of the Company adopted a stock option plan (the “Plan”) on November 29, 1996.  The Board of Directors of the Company may allocate non-transferable options to purchase common shares of the company to directors, officers, employees and consultants of the Company and its subsidiaries.  The aggregate number of shares to be issued upon exercise of all options granted under the Plan and the aggregate number of shares to be issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,945,023 to 5,462,887.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 2,945,023 shares.  As of the Record Date, 2,750,165 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

-

40,000

Shares reserved for issuance pursuant to unexercised

-

2,750,165

incentive stock options

Unallocated shares available for future grants of

-

154,858

incentive stock options

TOTAL:

2,945,023

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 5,462,887 shares.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2004:

Number outstanding April 30/03	Granted	Exercised	Expired/ Cancelled	Number outstanding April 30/04	Exercise price	Expiry date

48,000		-	48,000		$0.50	21 May 2003
37,000		-	37,000		$0.50	2 February 2004
20,000		-	16,000	4,000	$0.50	31 May 2004
202,000		-	48,000	154,000	$0.50	23 February 2005
85,000		-	7,000	78,000	$0.50	18 April 2006
10,000		-	-	10,000	$0.50	7 August 2006
22,500		-	6,500	16,000	$0.50	28 August 2006
38,900		-	9,400	29,500	$0.50	15 May 2007
36,665		-	-	36,665	$0.50	24 November 2007
-	100,000	-	-	100,000	$0.10	26 May 2008
-	160,000	40,000	-	120,000	$0.15	1 September 2004
-	1,000,000	-	-	1,000,000	$0.25	10 September 2008
-	150,000	-	-	150,000	$0.32	1 May 2005
-	230,000	-	100,000	130,000	$0.35	10 February 2007
500,065	1,640,000	40,000	271,900	1,828,165

Options

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Options Granted During Fiscal Year

(Ended April 30, 2004)

Name (a)	Securities Under Option/SARS Granted (#) (b)	% of Total Options/SARS Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security) (e)	Expiration Date (f)
Harry Barr, Chairman	245,000	14.9%	$0.25	$0.18	Sept 10/08
Peter Dasler(2), President, CEO	100,000	6.1%	$0.10	$0.095	May 26/08
Peter Dasler(2), President, CEO	50,000	3.0%	$0.25	$0.18	Sept 10/08
Gordon Steblin CFO	50,000	3.0%	$0.25	$0.18	Sept 10/08
Bernard Barlin, Director	30,000	1.8%	$0.25	$0.18	Sept 10/08
Hubert Marleau, Director	50,000	3.0%	$0.25	$0.18	Sept 10/08
Colin Bird, Director	25,000	1.5%	$0.25	$0.18	Sept 10/08
Taryn Downing Corporate Secretary	50,000	3.0%	$0.25	$0.18	Sept 10/08

(1)

Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

(2)

Peter Dasler was appointed President & CEO June 24, 2004

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by Directors and Executive Officers.

Options Exercised During the Financial Year, as of April 30, 2004 were as follows:

Date of Grant	Amount Exercised	Date Exercised	Exercise Price
Nil

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Executive Officers were eligible to participate.

Pursuant to regulatory requirements, stock options granted and amended to Insiders as defined in the Securities Act (British Columbia) are required to be ratified by the shareholders of the Company.  Accordingly, the shareholders of the Company will be asked to approve, ratify and confirm the following options granted to Insiders and directors of the Company.

Stock Options

Options and Stock Appreciation Rights (SARS) Grants During the Most Recently Completed Financial Year

During the year ended April 30, 2004, there were 1,640,000 options granted, no options amended and 271,900 cancelled to directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of April 30, 2004 there were 1,828,165 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Directors, Non-Executive Officers, Insiders and others in the financial year ended April 30, 2004.

(a)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Directors/Officers	May 26/03	100,000	$0.10	May 26/08
Employees/Consultants	Sept 1/03	160,000	$0.15 - $0.30	Sept 1/04
Directors/Officers	Sept 10/03	475,000	$0.25	Sept 10/08
Employees/Consultants	Sept 10/03	525,000	$0.25	Sept 10/08
Employees/Consultants	Nov 1/03	150,000	$0.32	May 1/05
Employees/Consultants	Feb 10/04	230,000	$0.35	Feb 10/08
		1,640,000

Subsequent to year-end, there were 1,000,000 stock options granted to a Named Executive Officer and 76,000 to a Consultant.  As of August 6, 2004, 2,750,165 stock options were outstanding (unaudited).

(b)

Options exercised by Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	Sept 1/03	40,000	$0.15	Sept 1/04

(c)

Options cancelled by Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	Apr 18/96	7,000	$0.50	Apr 18/06
Employees/Consultants	Aug 28/96	6,500	$0.50	Aug 28/06
Employees/Consultants	May 15/97	9,400	$0.50	May 15/07
Employees/Consultants	May 31/99	16,000	$0.50	May 31/04
Employees/Consultants	Feb 23/00	48,000	$0.50	Feb 23/05
Employees/Consultants	May 21/98	30,000	$0.50	May 21/03
Directors/Officers	May 21/98	18,000	$0.50	May 21/03
Employees/Consultants	Feb 2/99	22,000	$0.50	Feb 2/04
Directors/Officers	Feb 2/99	15,000	$0.50	Feb 2/04
Employees/Consultants	Feb 10/04	100,000	$0.35	Feb 10/07

Subsequent to year-end, there were an additional 154,000 stock options cancelled.  As of August 6, 2004, 2,750,165 stock options were outstanding.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at August 6, 2004.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.(1) 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	22,070,694	80.8
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	1,531,068	5.6

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2004, other than disclosed in the financial statements or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual statement contains consolidated financial statements for the Company for fiscal year end April 30, 2004 which contains an audit report dated May 19, 2004.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Since January 4, 1988, the common shares of the Company have been listed on the Toronto Venture Exchange and is a Tier 1 Company.

The monthly high and low market prices and volume for the most recently completed financial year.

Month	High	Low	Volume

April 2004	0.20	0.14	1,054,302
March 2004	0.275	0.185	1,363,757
February 2004	0.34	0.23	1,076,782
January 2004	0.45	0.29	1,679,730
December 2003	0.40	0.29	885,265
November 2003	0.42	0.29	1,044,391
October 2003	0.32	0.205	1,521,000
September 2003	0.265	0.135	2,526,436
August 2003	0.12	0.10	433,940
July 2003	0.12	0.095	130,622
June 2003	0.12	0.09	220,100
May 2003	0.14	0.095	203,470

The annual high and low market prices for the five (5) most recent full financial years:

Year Ended	High	Low

May 2003 – April 2004	0.45	0.09
May 2002 – April 2003	0.32	0.09
May 2001 – April 2002	0.34	0.07
May 2000 – April 2001	1.30	0.16
May 1999 – April 2000	1.68	0.05

The high and low market prices for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2003	0.14	0.09
Second Quarter October 2003	0.32	0.10
Third Quarter January 2004	0.42	0.29
Fourth Quarter April 2004	0.34	0.14

First Quarter July 2002	0.32	0.10
Second Quarter October 2002	0.20	0.09
Third Quarter January 2003	0.20	0.11
Fourth Quarter April 2003	0.16	0.10

The high and low market prices for the most recent six months:

Month Ended	High	Low

July 2004	0.135	0.105
June 2004	0.145	0.105
May2004	0.15	0.10
April 2004	0.20	0.14
Mar 2004	0.275	0.185
February 2004	0.34	0.23

The high and low market prices for the first trading day in the most recent six months:

Month Ended	High	Low

July 2004	0.12	0.11
June 2004	0.12	0.11
May 2004	0.145	0.12
April 2004	0.20	0.19
Mar 2004	0.27	0.27
February 2004	0.33	0.30

Since July 20, 1999, the common shares of the Company have been listed on the OTC Bulletin Board.

The monthly high and low market prices and volume for the most recently completed financial year.

Month	High	Low	Volume

April 2004	0.18	0.10	290,820
March 2004	0.25	0.15	123,300
February 2004	0.26	0.18	306,547
January 2004	0.39	0.23	657,886
December 2003	0.34	0.24	426,045
November 2003	0.32	0.20	205,335
October 2003	0.22	0.14	300,700
September 2003	0.22	0.07	390,500
August 2003	0.07	0.06	10,800
July 2003	0.07	0.06	0
June 2003	0.07	0.06	4,800
May 2003	0.12	0.07	2,600

The annual high and low market prices on the OTC Bulletin Board for the five(5) most recent full financial years:

Year Ended	High	Low

May 2003 – April 2004	0.39	0.06
May 2002 – April 2003	0.24	0.06
May 2001 – April 2002	0.22	0.05
May 2000 – April 2001	0.32	0.031

The high and low market prices on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2003	0.12	0.06
Second Quarter October 2003	0.22	0.06
Third Quarter January 2004	0.39	0.20
Fourth Quarter April 2004	0.26	0.10

First Quarter July 2002	0.24	0.085
Second Quarter October 2002	0.10	0.07
Third Quarter January 2003	0.15	0.06
Fourth Quarter April 2003	0.1075	0.07

The high and low market prices on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

July 2004	0.10	0.08
June 2004	0.12	0.08
May2004	0.11	0.07
April 2004	0.18	0.10
Mar 2004	0.25	0.15
February 2004	0.26	0.18

The high and low market prices on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

July 2004	0.09	0.09
June 2004	0.09	0.08
May2004	0.10	0.10
April 2004	0.15	0.15
Mar 2004	0.25	0.25
February 2004	0.25	0.22

On April 30, 2004 the closing sale price of the Common Shares on the TSX Venture Exchange was $0.15 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of Common Shares at August 6, 2004, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On August 6, 2004, 27,314,439 Common Shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at Aug 6, 2004

586	104	3,261,385	11.9%

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

B.

Plan of Distribution

Not Applicable

C.

Markets

The Company’s common shares have traded on the Toronto Venture Exchange since January 4, 1988 under the trading symbol “CVV” and on the OTCBB from December 3, 1999 and under the trading symbol of “CVVLF”.

D.

Selling Shareholders

Not Applicable

E.

Dilution

Not Applicable

F.

Expenses of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of August 6, 2004, the Company has 27,314,439 common shares without par value issued and outstanding which are fully paid.

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

C.

Material Contracts for the year ended April 30, 2004.

During the year ended April 30, 2004 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30,1988 and the fiscal years ended from April 30, 1989 through April 30, 200 4.  There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-

market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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

If the Company is classified as a PFIC, U.S. Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of the Company stock or the receipt of an “excess distribution” from the Company is (i) treated as if it were ordinary income earned  ratably on each day of the period the U.S. Holder owns shares of the Company at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the Company, subject to certain adjustments.) Proposed Regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC stock receives a basis in the transferred stock equal to the less er of the fair market value or the adjusted basis of the stock in the hands of the U.S. Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a U.S. Holder who held the stock of the Company while the Company met the definition of a PFIC even if the Company ceases to meet the definition of a PFIC.

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

G.

Statements by Experts

Not Applicable

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, during normal business hours.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company does have an audit committee financial expert.

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of CanAlaska Ventures Ltd. (“CVV”) is to provide an open avenue of communication between CVV’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of CVV’s financial reporting and disclosure practices; process for identifying the principal financial risks of CVV and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of CVV’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, CVV’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that CVV’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of CVV’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of CVV, or CVV’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to CVV’s books and records and has the authority to retain, at CVV’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion.  The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, CVV, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board.  Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

The Committee shall review CVV’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review CVV’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review CVV’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

The Committee shall review the performance of the Auditors.

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and CVV.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

CVV considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the Committee or the Board deems necessary or appropriate including:

Establishing and reviewing CVV’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

Establishing and reviewing CVV’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

Composition of the Audit Committee

The following are members of the audit committee:

Colin Bird, Bernard Barlin and Hubert Marleau

Mr. Bird is an independent member of the audit committee and is financially literate.

With Mr. Bird’s extensive work history, Mr. Bird has an understanding of internal controls and procedures for financial reporting.

Mr. Marleau is an independent member of the audit committee and is financially literate.

With Mr. Marleau’s extensive work history, Mr. Marleau has an understanding of internal controls and procedures for financial reporting.

Mr. Barlin is an independent member of the audit committee and is financially literate.

With Mr. Barlin’s extensive work history working with private and public companies as a director, Mr. Barlin has an understanding of internal controls and procedures for financial reporting.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of CanAlaska Ventures Ltd. (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the Code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

“Peter Dasler”

Peter Dasler

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

August 26, 2004

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CanAlaska Ventures Ltd.

The Company

“Peter Dasler”

Peter Dasler, President

“Gordon Steblin”

Gordon Steblin, Chief Financial Officer

Date:  August 26, 2004

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Ventures Ltd. for the year ending April 30, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

I have reviewed this annual report on Form 20F of CanAlaska Ventures Ltd.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

August 26, 2004

CANALASKA VENTURES LTD.

“Peter Dasler”

Peter Dasler

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Ventures Ltd. for the year ending April 30, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

I have reviewed this annual report on Form 20F of CanAlaska Ventures Ltd.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c )

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

August 26, 2004

CANALASKA VENTURES LTD.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Ventures Ltd. (the “Company”) on Form 20F for the period ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Peter Dasler

“Peter Dasler”

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Ventures Ltd. (the “Company”) on Form 20F for the period ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

84