Form 20-F/A
period 2004-04-30
CANALASKA VENTURES LTD
filed 2005-05-17
CIK 1023109

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F

Dated august 26, 2004

AMENDMENT NO. 1

(Mark One)

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
Or
x	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
	For the Fiscal Year Ended	April 30, 2004
Or
	For the Transition Period From	To

Commission File Number:	0-28792

CANALASKA VENTURES LTD.
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant's Name Into English)
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

None
(Title of Class)
Indicate the Number of Outstanding Shares of Each of the Issuer's Classes of Capital or Common Stock as of the close of the Period Covered by the Annual Report.
27,314,439 Common Shares at April 30, 2004

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

Yes		No		Not Applicable	X
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	Item 17	X	Item 18
(Applicable Only to Issuers Involved in Bankruptcy Proceedings During the Past Five Years)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

Yes		No		Not Applicable	X

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2004, being the date of the Company's most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company's Chief Executive Officer, Peter Dasler and the Company's Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's period SEC filings.  There have been no changes in the Company's internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission' s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed financial year ended April 30, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company's audit firm for various services in Canadian Dollars.

Year ended

Year ended

Services

April 30, 2004

April 30, 2003

Audit Services

$ 21,350

$ 19,450

Audit – and review – related services

-

-

Tax services

$ 2,500

$ 2,000

All other services

-

-

$ 23,850

$ 21,450

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amount for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2004 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended April 30, 2004 were pre-approved by the audit committee.

ITEM 19.

EXHIBITS

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

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

The company's other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

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

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

The company's other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

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