Form 20-F
period 2005-04-30
CANALASKA VENTURES LTD
filed 2005-09-12
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

DATED AUGUST 26, 2005

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2005
OR
FOR THE TRANSITION PERIOD FROM	TO
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

COMMISSION FILE NUMBER:	0-28792

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
43,102,099 Common Shares at April 30, 2005

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES		NO		NOT APPLICABLE	X

If This Is An Annual Report, Indicate By Check Mark Whether The Registrant Is A Shell Company (As Defined In Rule 12b-2 Of The Exchange Act).
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

6

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

10

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

(1)

Exploration Risks

12

(2)

Operating Hazards and Risks

12

(3)

Limited Operating History; Lack of Cash Flow

and Non Availability of Additional Funds

12

(4)

No Proven Reserves

13

(5)

Title Risks

13

(6)

Conflicts of Interest

13

(7)

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

13

(8)

Competition and Agreements with Other Parties

14

(9)

Fluctuating Mineral Prices

14

(10)

Shares Reserved for Future Issuance; Potential Dilution

14

(11)

Environmental Regulation

14

(12)

Compliance with Laws and Regulations

15

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

16

(14)

Adequate Labor and Dependence Upon Key Personnel

16

(15)

Work Program Advances to Optionees

16

(16)

Forward Looking Statements

16

ITEM 4.

INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

B.

Business Overview

17

C.

Organizational Structure

17

D.

Property Plant and Equipment

17

SECTION 1 URANIUM PROJECTS

17

1.

West McArthur Project

18

2.

Other Athabasca Basin Uranium Projects

23

a.

Alberta Project, Alberta

23

b.

Arnold Project, Saskatchewan

23

c.

Cree East Project, Saskatchewan

23

d.

Cree West Project, Saskatchewan

23

e.

Geikie Project, Saskatchewan

24

f.

Helmer Project, Saskatchewan

24

g.

Hodgson Project, Saskatchewan

24

h.

Key Project, Saskatchewan

24

i.

Lake Athabasca Project, Saskatchewan

24

j.

McTavish Project, Saskatchewan

24

k.

Moon Project, Saskatchewan

25

l.

Waterbury Project, Saskatchewan

25

m.

Northeast Project, Saskatchewan

25

n.

Elliot Lake Project, Saskatchewan

25

SECTION 2 OTHER PROJECTS

26

1.

Rainbow Hill Project, Alaska

26

2.

Voiseys Bay Project, Labrador

27

a.

Mineral Licences 785M and 787M

27

b.

Konrad:  Mineral Licence 972M

27

3.

Quesnel Canyon Placer Gold Project, British Columbia

27

4.

Zeballos Project, British Columbia

28

5.

Treasure Chest, British Columbia

28

6.

Glitter Lake, Quebec

28

7.

New Zealand

29

a.

Cascade Creek Properties, Buller Area

29

b.

Granite Dome (Permit 39278), Greymouth

30

c.

Greymouth North (Permit 39279), Greymouth

30

d.

Mt. Mitchell (Permit 40669), Northland

30

e.

Reefton South (Permit 40677), Reefton

30

f.

Rise and Shine (Option from Oceana Gold), Cromwell

30

g.

Option with Golden Fern Resources

30

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

31

A.

Operating Results

31

Critical Accounting Estimates

31

Twelve Months Ended April 30, 2005 compared to

Twelve Months Ended April 30, 2004

32

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

33

Twelve Months Ended April 30, 2003 compared to

Twelve Months Ended April 30, 2002

35

B.

Liquidity and Capital Resources

37

Twelve Months Ended April 30, 2005 compared to

Twelve Months Ended April 30, 2004

38

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

38

Twelve Months Ended April 30, 2003 compared to

Twelve Months Ended April 30, 2002

38

C.

Research and Development, Patents and Licenses, etc.

39

D.

Trend Information

39

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

40

A.

Directors and Senior Management

40

B.

Compensation

42

C.

Board Practices

46

D.

Employees

48

E.

Share Ownership

48

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

52

A.

Major Shareholders

52

B.

Related Party Transactions

52

C.

Interests of Experts and Counsel

53

ITEM 8.

FINANCIAL INFORMATION

53

A.

Consolidated Statements and Other Financial Information

53

B.

Significant Changes

53

ITEM 9.

THE OFFER AND LISTING

53

A.

Offer and Listing Details

53

B.

Plan of Distribution

56

C.

Markets

56

D.

Selling Shareholders

56

E.

Dilution

56

F.

Expenses of the Issue

56

ITEM 10.

ADDITIONAL INFORMATION

56

A.

Share Capital

56

B.

Memorandum and Articles of Association

56

C.

Material Contracts

57

D.

Exchange Controls

57

E.

Taxation

58

F.

Dividends and Paying Agents

65

G.

Statements by Experts

65

H.

Documents on Display

65

I.

Subsidiary Information

65

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

66

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

66

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

66

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

66

ITEM 15.

CONTROLS AND PROCEDURES

66

ITEM 16.

[ RESERVED ]

67

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

67

ITEM 16B.

CODE OF ETHICS

70

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

72

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

72

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS.

72

PART III

ITEM 17.

FINANCIAL STATEMENTS

72

ITEM 18.

FINANCIAL STATEMENTS

72

ITEM 19.

EXHIBITS

72

SIGNATURES

73

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement.

Ag	The chemical symbol for silver.
Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Aphebian	Period of time in the earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Basin	A round or oval depression in the Earth's surface, containing the youngest section of rock in its lowest, central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	CanAlaska Ventures Ltd.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

Claim	Holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Fault	Fracture in the earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
ITF	Freegold Ventures Limited.
Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gneiss	Layered granite like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Kimberlite	A blue/grey igneous rock which contains olivine, serpentine, calcite and silica.
km	A measure of distance known as a kilometre.
Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach, or dissolve, from the rocks.
Lode	Zone of metal veins.
Mg	The chemical symbol for magnesium.

Mafic	Igneous rocks with dark minerals.
Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel.
Nickel	A hard white silver metallic chemical element.
NSR	Net Smelter Returns.
opt	Ounce per ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
PFN	Pacific North West Capital Corp.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.
Pd	The chemical symbol for Palladium.
Proterozoic	Period of time in earth’s history between 2.5 billion years ago and 544 million years ago.
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions intersecting at angles at about 87 degrees and 93 degrees.
Pyrrhotite	A brown to reddish brown, magnetic iron monosulphide mineral. An ore of nickel.
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.

SIC	Sudbury Igneous Complex.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Sphalerite	A zinc sulphide.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
U3O8

Uranium oxide concentrate. The mixture of uranium oxides produced after milling uranium ore from a mine. Sometimes loosely called yellowcake. It is khaki in colour and is usually represented by the empirical formula U3O8. Uranium is sold in this form.

Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.
Uraninite	A mineral consisting of uranium oxide and trace amounts of radium and thorium and polonium and lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

CanAlaska Ventures Ltd. (“CanAlaska” or the “Company”) has a limited history of operations and has not generated any operating revenues.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the common shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 12 to the April 30, 2005 Audited Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2005	2004	2003	2002	2001
Cash	2,000,697	1,280,871	147,469	435,608	385,560
Total Assets	7,071,197	4,510,989	2,461,291	2,796,220	3,541,257
Current Liability	97,301	67,298	62,060	68,188	90,451
Shareholders Equity	6,973,896	4,443,691	2,399,231	2,720,594	3,435,266
Interest Income	40,976	15,308	2,823	10,514	16,046
Gain (Loss) on Sale of Investments	-	49,624	139,390	59,496	17,160
General & Other Expenses	1,841,441	742,922	444,706	431,071	621,890
Mineral Properties Written Off	539,151	24,855	211,946	622,336	2,037,277
Write-down of Investments	64,061	55,463	35,153	72,517	659,725
Net Loss	(1,912,218)	(712,481)	(558,663)	(1,057,328)	(3,267,300)
Deficit	(18,932,394)	(17,020,176)	(16,307,695)	(15,749,032)	(14,691,704)
Weighted Avg. # of Shares O/S	33,356,642	20,468,864	13,760,332	11,278,715	7,465,724
Net Loss Per Share	(0.06)	(0.03)	(0.04)	(0.09)	(0.44)

Selected Financial Data

U.S. GAAP

(in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2005	2004	2003	2002	2001
Cash	2,000,697	1,280,871	147,469	435,608	385,560
Total Assets	3,607,977	2,477,345	701,105	1,073,371	1,506,250
Current Liability	97,301	67,298	62,060	68,188	90,451
Shareholders Equity	3,167,850	2,408,499	406,086	1,085,828	1,702,263
Interest Income	40,976	15,308	2,823	10,514	16,046
Write down of investments	64,061	55,463	35,153	72,517	659,725
Gain (Loss) on Sale of Investments	-	49,624	139,390	59,496	17,160
General and other Expenses	1,841,441	742,922	444,706	431,071	621,890
Exploration Expenditures	1,968,727	273,313	249,283	310,178	261,972
Net Loss	(3,277,733)	(930,476)	(560,847)	(694,153)	(1,378,232)
Deficit	(23,514,184)	(20,236,451)	(19,305,975)	(18,745,128)	(18,050,975)
Weighted Avg. # of Shares O/S	33,356,642	20,468,864	13,760,332	11,278,715	7,465,724
Net Loss Per Share	(0.10)	(0.05)	(0.04)	(0.07)	(0.20)

B.

Capitalization and Indebtedness

Not Applicable

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research activities and similar matters.  The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements.  In order to comply with the terms of the safe harbor, the Company notes that a variety of factors including those set forth in this section entitled "Risk Factors of the Company's Business" could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

(1)

Exploration Risks

All of the claims owned by the Company are in the exploration stages only and are without a known body of commercial ore.  The Company's mineral properties will advance only if satisfactory exploration results are obtained.  Mineral exploration involves a high degree of risk and few properties which are explored become mined.  There is no assurance that the Company's mineral exploration will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to establish metallurgical processes to extract the metal from the ore and, in the case of new properties to establish the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for this can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(2)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, location of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities.  Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

(3)

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, establishment, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

(4)

No Proven Reserves

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

(5)

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this Annual Report, full investigation of legal title to each such property has not been carried out at this time.  Any of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims (including Innu land claims which are currently outstanding against all properties in the Labrador Region of Newfoundland), and title may be affected by undetected defects.  The Company's properties consist of recorded mineral claims and patented mineral claims which have not been surveyed, and therefore the precise area and location of such claims may be in doubt.

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

(7)

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company's activities depend upon the Company's ability to obtain financing through debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations.

(8)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations.  As a result of this competition, the Company's ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

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

(9)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The prices of gold, uranium, nickel, copper, cobalt and palladium have varied considerably over the past few years, and no assurance may be given that prices will remain at their current levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(10)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2005, the Company had reserved, 17,089,965 common shares for issuance upon the exercise of warrants, incentive stock options and property agreements.  Such common shares represent a potential equity dilution of approximately 28%, based upon the number of outstanding common shares at April 30, 2005, of 43,102,099.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2005, the Company had unlimited authorized but unissued and unreserved number of common shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

(12)

Compliance with Laws and Regulations

Newfoundland, Saskatchewan, Manitoba, Alberta, Quebec, British Columbia

Legislation and implementing regulations implemented by the provincial Departments of Natural Resources or Mines directly affect the mining industry in the Canadian Provinces where the Company owns its mineral claims.  In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Exploration involving mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plans have been reviewed by the required government departments and approvals issued, on such terms and conditions deemed necessary and prescribed by the Minister of each province.

Licences of Occupation are generally required for camp locations where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance.  Any clearing of areas in order to construct camps, must comply with the Provincial Regulations, and the Company must comply with the reclamation requirements pursuant to the Provincial Acts.

If drilling is planned the Company, in certain provinces, may be required to hire an archaeologist to ensure the work does not disturb any archaeological sites.

If any mineral zones are outlined on any of the Company's properties, future operations will also be subject to various laws and regulations concerning mineral extraction, taxes, labor standards, environmental protection, mine safety and other matters.  In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on the Company.

United States

Federal legislation is being considered in the United States, which, if passed, will affect mining laws in the United States.  The legislation proposes to abolish the patent system of mineral tenure, under which a patent applicant with a valuable mineral discovery on federal lands can purchase the fee title to those lands, and provide for the payment of some combination of royalties and holding fees.  The legislation may also include various environmental and land-use requirements which may restrict or, in some cases, prevent mining operations.  Some of the Company’s Rainbow Hill claims are unpatented and on federal lands, any such changes in federal legislation could have an impact on the value of the Company properties in the United States.  To date, the Company does not believe such legislation has been enacted.

New Zealand

The Crown Minerals Act 1991 provides that the Ministry of Energy is responsible for the overall management of the Resources. Within New Zealand there are three types of permits granted for exploration: “Prospecting, Exploration and Mining Permits”.  The applications for mineral exploration permits are based on the presentation of an acceptable work programme.  The permit will be granted once an acceptable work programme has been proposed and accepted by the Minister. Technical reviews ensure that sound exploration practices will be undertaken.  A royalty regime applies to all mining permits. The granting of a permit under the Crown Minerals Act 1991 does not confer on the permit holder, automatic right of access to the land. The permit holder must reach an appropriate land access arrangement with the underlying landholder.  All permit holders must have appropriate regard for the Treaty of Waitangi and must consult with the relevant Maori. Mineral extraction is subject to acceptable feasibility studies and Resource Consents from the New Zealand Government.

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Registrant is a Canadian corporation.  All but two of its directors are residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of any of the Registrant, such directors or officers under the United States federal securities laws.  The Registrant has been advised by its Canadian counsel that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of the United States courts of competent jurisdiction obtained against the Registrant, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Registrant or their respective directors and officers predicated solely upon such securities laws.  Accordingly, United States shareholders may be forced to bring actions against the Registrant and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Registrant or its directors and officers.  Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder.  Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

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

(16)

Forward Looking Statements

This Annual Report contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and expanding its business.  These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.  All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors of the Company's Business."

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

CanAlaska Ventures Ltd. was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.

The Company’s registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada, V6M 2A3, telephone number 604-685-1870.  The Company is a reporting issuer in the Province of British Columbia, Alberta, Ontario and Newfoundland.  The Company is extra-provincially registered in Saskatchewan and Manitoba.

B.

Business Overview

CanAlaska is a mineral exploration company, which is focused on a variety of commodities.  This past year CanAlaska has shifted its focus from a diverse commodity exploration company to primarily uranium exploration.  CanAlaska is pursuing an active acquisition program for uranium in Saskatchewan, Alberta, and Manitoba and has devoted much of its acquisition budget over the past year to these efforts.  New Zealand represents a significantly underexplored opportunity.  CanAlaska currently holds five mineral exploration licenses and is earning an interest in one joint venture in New Zealand but has committed to the sale of these assets to an outside exploration and investment group.

CanAlaska holds additional gold, base metal, diamond and PGM properties throughout Canada and the Rainbow Hill project in Alaska and an investment portfolio within the mining exploration industry.

C.

Organizational Structure

The Company’s principal business office and registered office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company’s telephone number is: (604) 685-1870.

The Company owns all of the issued and outstanding shares of the common stock of CanAlaska Resources Ltd., USA, a Nevada corporation (CanAlaska, USA).

D.

Property, Plant and Equipment

The Company's principal mineral properties and claims are situated in Saskatchewan, Alberta, and Manitoba, with additional properties in Labrador and Newfoundland, Quebec, Ontario, British Columbia, Alaska, USA and New Zealand.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constituted and will constitute an exploration search.

SECTION 1 URANIUM PROJECTS

The Company has committed over 80% of its current exploration efforts to Uranium exploration in Canada.  The projects which are of most significance to this effort are detailed in Section 1.  All of the Company’s other projects are briefly detailed in Section 2.

1.

West McArthur Project

The West McArthur Project is the priority exploration project within the company’s Athabasca holdings.  Exploration work on this and the Company’s other projects are being funded through current cash positions.  Additional funding will be raised to carry out additional exploration work.

Property Description and Location

The italicized text which follows has been excerpted from the “CanAlaska Ventures Ltd. McArthur River West Uranium Claims, Saskatchewan: Mineral Potential Assessment and Exploration Proposal”, prepared by Ralph Newson, M.Sc., P.Eng., P.Geo. December 23, 2004, filed with the Company’s records on sedar.com, and updated by P.G. Dasler, M.Sc., P.Geo. July 22, 2005.

Ownership

The property consists of nine Saskatchewan claims numbered S-107561 to S-107565 inclusive, S-108010 to S-108012 inclusive, and S-107773. The nominal area of the property is 35,822 hectares (“ha”).

The claims are registered in the name of CanAlaska Ventures Ltd., of Vancouver, B.C., 2303 West 41st Ave., Vancouver, B.C., V6M 2A3.

The claims are mainly in NTS area 74 H 14, with the westernmost corner just inside 74 H 13, and a wedge-shaped projection southward into 74 H 11. The centre of the property is near the intersection of 57° 50' north latitude, and 105° 18' west longitude (Figs 1, 2).

Mineral claims in Saskatchewan do not include any ownership of surface rights, but use of the surface for exploration, development and production can be had according to various regulations. Those which apply to the work recommended herein are discussed below.

Table 1 below shows the areas, record dates, and annual assessment work requirements for each claim. To keep the claims in good standing, work to at least the values shown (calculated at $12 per hectare) must be done by the anniversaries of the record dates in 2006, and every year thereafter up to and including the 10th year.

Table 1. Areas, record dates, assessment work requirements by claim

Claim number	Nominal area (hectares)	Record Date	Annual work requirements, years 2 to 10
S-108010	3036	Mar. 10, 2005	$36,432
S-108011	3836	Mar. 10, 2005	$46,032
S-108012	190	Mar. 10, 2005	$2,280
S-107561	4690	Oct. 26, 2004	$56,280
S-107562	5548	Oct. 26, 2004	$66,576
S-107563	4525	Oct. 26, 2004	$54,300
S-107564	5039	Oct. 26, 2004	$60,468
S-107565	5600	Oct. 26, 2004	$67,200
S-107773	3358	Nov. 12, 2004	$40,296
TOTAL	35822		$429,684

If all of the claims are retained, it will cost $429,684 per annum to keep the property in good standing.  From the 11th year, the requirements increase to $25 per ha per annum. After each anniversary date there is a period of 90 days allowed for the preparation and submission of an assessment work report. Any work in excess of that required to keep a claim for a year is credited to that claim against future requirements, and is automatically applied each year until it is used up. There are no annual renewal fees in Saskatchewan.

The Company has expended in excess of $300,000 on the claim area to date through airborne and ground surveys.  This assessment work, as well as further work will be applied to the claims to extend their expiry dates.

110° W
102°W
60° N
60° N
Lake Athabasca
Grease River Shear Zone
Black Lake Shear Zone
Black Lake
MUDJATIK
ATHABASCA BASIN
Carswell Structure
HEARNE PROVINCE
Pasfield Lake
Snowbird Tectonic Zone
Wollaston Lake
PROPERTY LOCATION
Cree Lake
WOLLASTON
PETER LAKE
Reindeer Lake
Virgin River Shear Zone
VIRGIN RIVER
MUDJATIK
Phanerozoic
56°N
56°N
LEGEND
MUDJATIK Domain name
Domain boundary
Mine
SCALE
0 50 100 km

CANALASKA VENTURES LTD	
McARTHUR WEST PROPERTY	
GENERAL LOCATION MAP & REGIONAL GEOLOGY (after Sask.Geol.Surv.)	
NTS 74 H 14	UTM ZONE 13 NAD 27
NORTHERN EXPLORERS LTD	
Scale 1:2,500,000	Dec. 2004 / Fig 1

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The topography is rolling (sometimes steeply) in places, and fairly flat in other places. It is a reflection of Pleistocene glacial deposition features, mainly drumlins, eskers, and outwash sand plains. Boulders are common on the ground surface, and may be useful as a sample medium to find clay alteration that may indicate uranium mineralization. Elevation is about 600 metres, with a relief of about 60 metres. The sandy soil means that most of the trees are Jack Pines, with Black Spruce along the edges of water bodies. Poplar and Birch are the most common deciduous trees. Virtually all of the property has been burned recently, and most of the trees are small. In places they grow very close together, and walking through them may be difficult.

The property is accessible by air from La Ronge, a distance of about 290 km, or from Otter Lake (80 km by road north of La Ronge), a distance of 240 km. Many lakes on the property are long enough to provide access to float- or ski-equipped aircraft. In winter, care must be taken to avoid areas of thin ice caused by currents in the lakes.

On the property, there are some old roads that could provide access to many parts of the property. In summer, the pure outwash sand provides a poor roadbed, but where there are gravel deposits, the road can be fairly good.

The nearest village with any significant services is La Ronge, 290 km south by air, and about 530 km by road, if road access can be established. Services adequate for the exploration phase are available there, including food and camp supplies, fixed and rotating wing aircraft, and expediting services. In La Ronge and in most of the smaller settlements north of La Ronge there are many people experienced in prospecting, linecutting, geophysical operating, and other exploration skills. There are consulting geologists, and geophysical and line-cutting contractors in La Ronge. Many residents have worked at one or more of the currently producing uranium mines.

The nearest city is Prince Albert, about 660 km by road, or about 495 km by air. More services are available here, including some light industrial fabrication. Saskatoon is about 150 km south of Prince Albert, and has more and better services, including medium industrial fabrication.

The climate is mid-latitude continental with winter temperatures down to -50°C and summer high temperatures to 30°C. Freeze-up occurs typically in October and November with break-up in April or May. Much of the work can only be done after freeze-up, but, because there is road access to, or close to, the property, and possibly access by wheeled aircraft to the Key Lake Mine airstrip, some types of work could be carried on all year. Boulder prospecting and sampling can only be done when there is no snow, which normally includes the months of June to September, and sometimes longer. Drilling could be done all year long, provided that it is on land. Geophysical surveys can be done all year, but are often better done in winter, when survey lines can be continued across frozen lakes. Winter work is sometimes made difficult by extremely low temperatures, with -40°C not uncommon, and occasional, but uncommon, dips to -50° C. However, in a typical winter, field work would not often have to be suspended because of low temperatures. Blowing snow, usually on larger lakes, may occasionally cause work to be halted because of the danger of getting lost.

Summer conditions are quite pleasant, with the main impediment, in this writer's experience, being forest fires.

History

The property as presently constituted was staked between October 2004 and March 2005 by CanAlaska, which is thus the first owner of these claims. CanAlaska has carried out airborne surveys of its own as of the date of writing this report (July 2005).

In the past, the ground which now comprises the property has been part of various properties owned by others, and some of their work programs have covered all or parts of the present property. The work is summarized below, and the assessment work file number is referred to in brackets with each work item. Fig. 3 summarizes graphically that work which is believed to be most significant in assessing the property, and the most useful in planning further work.

In 1969, Ulster Petroleum carried out an airborne radiometric survey over the northeastern part of the subject ground, and carried out an air photo interpretation study In 1969, Western Land Services Co. Ltd. carried out an airborne radiometric survey over the western part of the property. In 1969, King Resources Ltd. carried out airborne electromagnetic, magnetic, and radiometric surveys, and a hydrogeochemical survey on an area that overlaps some of the southern part of the property.

From 1978 to 1983, Kerr Addison Mines carried out an airborne electromagnetic survey of much of the northern part of the present property.

In 1980, SMDC (now Cameco) carried out a helicopter-borne electromagnetic and magnetic survey which overlapped a small part of the present property In 1986, Cogema carried out gravity, electromagnetic, and magnetic surveys on a property which slightly overlaps parts of the northeastern corner of the present property. From 1985 to 1990, Uranerz carried out a number of types of work on ground overlapping much of the present property Concentrations of boulders showing moderately high levels of kaolin were found, and some of these had elevated levels of chlorite as well. A contact between illitic and kaolinitic clay zones is plotted near these conductors, and one of the untested conductors crosses it. Elsewhere on the map, short sections of the contact between illitic and kaolinitic zones are plotted, but not joined together. It would appear that more data are needed to completely define the illite/kaolin contact.

More recently, it has become apparent that the kaolin in the eastern basin can be either kaolinite or dickite, and it is important to know which it is. Lake sediment anomalies were found, but their significance is not apparent. Uranerz found values in the 4 ppm range, similar to the range of values found by Kerr Addison.

In 2000 and 2002, Cameco drilled 2 more holes on what is now the property. The purpose of the holes was to test the same conductive trend detected by Cogema in 1986, and drilled by Uranerz. The drilling reveals that depth to basement is about 850 metres in the area, dipping gently towards the centre of the basin. All four members of the Manitou Falls formation are present, there is silicification and bleaching of the sandstone above the unconformity, there is a variation in the types of clays present throughout the hole, and there is increased radiation at the unconformity. All of these factors are positive for the occurrence of uranium deposits.

Geological Setting

The property is underlain by rocks of the Helikian-aged Manitou Falls Formation of the virtually undeformed Athabasca Group, resting unconformable on a metamorphic basement believed to be the Mudjatik and/or Wollaston Domains of the  Hearne Province of the Canadian Shield (Fig. 1).

The Peter Lake, Wollaston, Mudjatik, and Virgin River Domains comprise the Hearne Province, and form the Cree Lake Mobile Zone of the Churchill Structural Province.

Property Geology

There is no record of outcrop being found on the property, which is not unusual in the Athabasca Basin. The few holes that have been drilled indicate that it is underlain by all four Members of the Manitou Falls Formation of the Athabasca Group, resting unconformably on rocks that could be part of either the Mudjatik or Wollaston domains, since these rocks are not distinguishable based on the lithology of individual units. Assessment work submitted by Cameco  shows a sub-Athabasca contact between the two domains, probably inferred from their extensive work in the Basin. This contact lies southeast of the present property, which would put the property in the Mudjatik Domain.

Deposit Type

The type of deposit sought here is an unconformity-type uranium deposit. Wheatley et al (1996) described a genetic model for such deposits. The Archean basement of northern Saskatchewan consists of granodiorites, tonalites, trondhjemites and gneissic equivalents that were subjected to granulite facies metamorphism during the Kenoran Orogeny (ca 2560 Ma). Intense deformation during the Archean created major zones of weakness that became the sites of repeated faulting causing the basement to break into numerous crustal blocks.

All uranium deposits occur within alteration halos, which demonstrate great variety and intensity. The alteration halo may extend hundreds of metres into the basement and up into the sandstone, and typically will have an increase in background uranium along with extensive clay alteration. The regional clay – illite, dickite or kaolinite – will be altered in the vicinity of the deposit, and this phenomenon can be used as an exploration tool. The regional clay around Cigar Lake is dickite but the chimney above the deposit is illitic. The dominant clay around Key Lake is illite, but above the deposit the alteration has created kaolinite, chlorite and locally dravite. Bleaching is relatively common and obvious as it removes the purple hematite to varying degrees, and reduces it to pyrite and siderite.  It can extend over many metres in the sandstone, but in the basement will commonly be restricted to an interval just below the unconformity. Silicification is quite evident as interstitial filling and may act as an inhibiting agent to bleaching if the porosity is reduced. The quartz cement is remobilized, typically near a structure, and may  be deposited as drusy quartz  in fractures and cavities.  The quartz dissolution creates an unconsolidated zone with a large increase in clay content. Near the deposit a massive clay envelope may develop as silica is removed and feldspars and metamorphic minerals alter to clay. This clay can range in color from white through grey to dark green. The argillization processes are accompanied by an increase in magnesium. Dravite occurs interstitially and as fracture coatings in the sandstone, but may only show up in the boron geochemistry. The intensity of dravitization is much stronger in certain deposits, e.g. McArthur River, whereas at Eagle Point it may not be observed at all. Limonite is very common and can occur in fractures and interstitially in the sandstone and within the mineralized ore zone along with siderite.

Empirically, the type of uranium deposit likely to occur here would be at or near the unconformity between the Athabasca sandstone and the metamorphic basement (from perhaps 100 metres above, to 500 metres below), close to a major fault or shear in graphitic supracrustal rock which is intersected by another fault or shear. The deposit will be within a clay-alteration zone much larger than the deposit.

Mineralization

There is no known mineralization on the property apart from elevated lake sediment anomalies for various metals.

Exploration

The following exploration program has been recommended:

Phase 1.

1.

An airborne time-domain electromagnetic survey should be flown immediately, and the results interpreted by a geophysicist experienced in interpreting this type of survey in this environment. (Completed)

2.

Magnetic data will be collected along with the TDEM data, and should be used to interpret basement geology, which should be compared with previous interpretations.

3.

Ground-based resistivity and time- domain electromagnetic surveys should be carried out to locate more precisely the results of any anomalies found by the airborne survey, and perhaps to extend those anomalies.

4.

Boulder sampling should be carried out to better define the clay mineralogy of the sandstone, i.e. to distinguish between kaolinite and dickite. One member of each sampling crew should have a scintillometer to also prospect for radioactive boulders.

Phase 2.

5.

The best anomalies should be drill-tested. Drilling will have to be very carefully controlled if one hopes to hit a small target at the depths expected here. Holes should be radiometrically logged. Drilling should continue well into the basement when in metasedimentary rocks.

2.

Other Athabasca Basin Uranium Projects

The Company has a 100% interest in a series of other large uranium exploration projects in the Athabasca region.  The following project overviews in italicized text was prepared for CanAlaska Ventures Ltd. by Jim Kermeen, P.Eng.

(a)

Alberta Project, Alberta

This large project comprises 16 contiguous permits totaling 128,912 hectares covering most of the Alberta section of Lake Athabasca.  Flat-lying Athabasca sandstone underlies most of the property with depths to the unconformity at its base varying from 0 to 800 metres.  The basement is thus  explorable with modern geophysical systems.  Uranium showings occur in adjacent basement rocks and Athabasca Group outliers, and shallow water depths are favorable for diamond drilling.

(b)

Arnold Project, Saskatchewan

This project is contiguous block of 5 minerals claims totaling 24,285 hectares located 30 km west of the producing McArthur River mine; flat-lying Athabasca sandstones unconformably overlie basement at depths varying from 600 to 900 metres; prior geophysical surveys were not effective to this depth making the property prospective for current techniques.

(c)

Cree East Project, Saskatchewan

Comprised of eight contiguous mineral claims totaling 29,906 hectares, the Cree East Project lies about 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin.  Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres, and the property is considered re-explorable because of favoured location and relative ease of exploration.

(d)

Cree West Project, Saskatchewan

Two separate blocks of two claims each total 12,860 hectares are located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the basin. Athabasca sandstone overlies basement at depths of approximately 800 to 1000 metres.  The properties straddle a northeasterly trending structure that is being actively explored by others, and the Company is planning deep penetrating geophysical surveys.

(e)

Geikie Project, Saskatchewan

This project is comprised of a single claim of 12,860 hectares and lies on the southeast rim of the Athabasca Basin some 42 km southwest of the McArthur River mine.  Bedrock is in part Athabasca sandstone which overlies basement at depths varying from 0 to 200 metres, and in part by a mafic pluton intruding the sandstone. Uranium mineralization occurs in both previous drill holes and sandstone boulders.  New airborne geophysics and ground mapping and prospecting are planned.

(f)

Helmer Project, Saskatchewan

This contiguous block of one permit and 10 mineral claims totaling 52,687 hectares lies in the north-central part of the Athabasca Basin within 3 and 25 kilometers of the north rim and 50 km southeast of Uranium City.  Athabasca sandstones overlie Archean basement throughout most of the property with the unconformity at depths varying from 150 to 650 metres.  Prior operators located boulders of sandstone assaying up to 2.23% U3O8.  A recent airborne electromagnetic survey conducted by the Company detected  major basement conductors, which had not been detected by previous surveys. Detailed re-prospecting is underway and an airborne gravity-gradiometry survey is planned.

(g)

Hodgson Project, Saskatchewan

Seven contiguous claims totaling 30,262 hectares lie between 23 and 57 km west of the Cigar Lake Mine.  Uranium mineralization occurs in sandstone at Tucker lake, near the eastern end of the property, and prior drilling indicates 600 to 800 metres of sandstone overlying basement.  Deeper penetrating geophysical systems offer new prospectivity.

(h)

Key Project, Saskatchewan

This project is comprised of four mineral claims in three separate blocks totaling 5,493 hectares lying within 15 km of the formerly producing Key Lake mine.  Two lie a few km south of the Athabasca Basin and are underlain by basement rocks.  The third is underlain by sandstones overlying basement, at depths of 50 to 150 metres.  Sophisticated geophysical techniques will be applied to seek new targets in this previously explored area.

(i)

Lake Athabasca Project, Saskatchewan

This large project comprises 20 contiguous mineral claims totaling 104,347 hectares, chiefly on Lake Athabasca, southwest of Uranium City.  Islands south of Crackingstone Point and the former producing Gunnar Mine comprise about 8 % of the property area.  Athabasca group sandstones underlie an estimated 90% of the property with depths to underlying older metamorphic basement varying from 0 to 600 metres.  High grade uranium mineralization occurs in Athabasca sandstone at Stewart Island, in the northeast corner of the property.  A recent airborne electromagnetic-magnetic survey in the northeast sector of the property confirmed previously indicated shallow conductors and indicated new conductors at greater depths.  Additional airborne surveys are scheduled, to be followed by geophysics from the ice and diamond drilling.

(j)

McTavish Project, Saskatchewan

The McTavish property is a contiguous block of nine mineral claims covering 38,282 hectares, lying approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake Mine, and to the west adjoins a property hosting the Millenium uranium deposit.  Athabasca sandstones overlie metamorphic basement rocks throughout the property with depths to the unconformity which are estimated to be 400 to 600 metres.  Planned work includes deep-penetrating airborne and ground geophysical surveys.

(k)

Moon Project, Saskatchewan

This property is comprised of three mineral claims covering 4,785 hectares lying in two separate blocks approximately midway between the McArthur River and Key Lake mines.  The larger western block is approximately 8 km southeast of the Millenium uranium deposit.  Athabasca sandstones comprise bedrock and overlie basement rocks at depths of about 300 metres.  Although intensively explored in the past, more sophisticated contemporary geophysical and geochemical techniques are planned to seek new drill targets.

(l)

Waterbury Project, Saskatchewan

The Waterbury properties include nine mineral claims totaling (12,417 hectares) in six separate blocks lying within an area measuring approximately 20km x 30km.  One cluster of four blocks lies 10 km to 35 km northeast of the Cigar Lake Mine, and includes claim S-107965 on Waterbury Lake, midway between Cigar Lake and Midwest Lake mines along the strike of basement formations.  The other two blocks are, respectively, 10 and 20 km southeast of Cigar Lake mine; all are underlain by Athabasca group rocks unconformably overlying Aphebian and Archean basement rocks.  Depths to the unconformity are approximately 200 metres in southeasterly claims to 450 metres in the extreme northwest.  The area has been intensely explored, however, new technology is expected to revive its prospectivity.  Airborne geophysical surveys and ground follow-up are planned.

(m)

Northeast Project, Saskatchewan

The very large (198,438 hectares) Northeast Project straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake, Collins Bay B and Eagle Point Mines.  The project is therefore not strictly within the Athabasca Basin; however, there is considerable evidence that the Athabasca Group rocks may once have extended over the project area and may have influenced uranium mineralization on the basement rocks now forming bedrock on the property.  Large areas of anomalously radioactivity have been recorded by airborne radiometric surveys and numerous uranium-bearing boulders of various basement rocks have been located; detailed ground prospecting and geological mapping is underway.

(n)

Elliot Lake Project, Ontario

In addition to the Athabasca uranium projects, the Company acquired by staking in October, 2004, and January, 2005, two groups of prospective uranium claims totaling 12 mineral claims and 145 claim units (approximately 2,320 acres).  Five of the claims (60 claim units) are located in Joubin Township, and the remaining 7 claims (85 claim units) are in Gaiashk Township.  The claims are in good standing until October 19, 2006, and January 31, 2007.

The claims are located approximately 10 km east of the town of Elliot Lake, Ontario, and cover reported uranium mineralization, the Pardee zone, and prospective uraniferous conglomerate units in the vicinity.  The western group of claims, located in Joubin Township, are underlain by the Matinenda Formation along the southern limb of the Quirke Syncline.  Previous work included geophysics, diamond drilling, and the driving of an adit in 1953 and 1954.  Diamond drilling indicated  U3O8 in what is known as the Pardee Zone.  Reported assays from two of the drill holes in the zone averaged 0.45% (9 lbs/ton) over 2 metres.  The claim group also extends to the west of this zone where previous diamond drilling obtained values in a conglomerate bed 3 metres thick of up to 0.064% (1.28 lbs/ton) U3O8.

The eastern group of claims, in Gaiashk Township, are also located in the southern limb of the Quirke Sycline, with uranium mineralization occurring in the Matinenda Formation.  Diamond drilling between 1953 and 1957 delineated a zone of uranium mineralization (known as the Pecors Zone) averaging 1.5 metres in thickness with a strike length of 400 metres.  At the west end of the claim group, two diamond drill holes drilled in 1954 and 1955 obtained 2 three-metre intersections assaying 0.03 and 0.036% U3O8 in the Whiskey Zone of the Matinenda Formation.

The Company is compiling the claim data to identify the potential extent of the higher grade areas to confirm and attempt to expand the higher grade mineralized zones.

SECTION 2 OTHER PROJECTS

1.

Rainbow Hill Project, Alaska

Property Description and Location

The Rainbow Hill Project is located in the Valdez Creek area, 225 road miles southeast of Fairbanks, Alaska.  The property is near the headwaters of Valdez Creek and is road accessible.

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

By agreements dated November 1989, September 1994, November 1995 and October 2000 the Company has the option to earn up to a 50% interest in 51 mining claims.  The Gold Hill claims portion of Rainbow Hill consists of a total of 51 claims (collectively, the "Gold Hill Claims"), all of which are controlled by the Company through an agreement with Evolution Gold Resources Ltd. ("Evolution").  Under the terms of the agreement the Company must at its option pay US $28,500 (paid) and incur US $250,000 (US $50,000 to date) by July 2005 on exploration of the Property.  The Estate of Kelly Dolphin (Mr. Dolphin was a former Director of the Company), holds a 3% NSR on the Gold Hill Claims.

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

Pursuant to an agreement dated August 28, 2003, the Company entered into an Option/Joint Venture with Freegold Ventures Limited (“Freegold”). Freegold terminated its right to acquire up to 65% interest in the Rainbow Hill Project during the fiscal year.

2.

Voiseys Bay Project, Labrador

Effective, August 1, 2004 the Company has a direct and indirect interest in mineral claims located in Labrador, Newfoundland.

(a)

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

(i)

VBE – 1: Mineral Licence 785M

CanAlaska has no plans to expend funds on this project in 2005.  The Property is being maintained and is in good standing until December 22, 2007.

(ii)

VBE – 2: Mineral Licence 787M

The Company has no plans to carry out exploration on 787M in 2005.  The licence is being maintained and is in good standing until December 22, 2007.

(b)

Konrad:  Mineral Licence 972M

Mineral licence 972M is 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the property.

This property comprises 112 claims, located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voiseys Bay Cu-Ni-Co deposit.  Access is by helicopter from Nain.

Mineral licence 972M is in good standing until February 9, 2006. Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30th, 2001; however, because of increased exploration activity in the area, the Company commenced a new airborne survey on the property in late 2004, and this work will be filed to maintain the claims beyond the currect expiry date.

3.

Quesnel Canyon Placer Gold Project, British Columbia

The Company has a 100% interest in a placer lease number 359274 located in the Cariboo Mining District, British Columbia.  Access is by road and trail from Quesnel, BC.

By an agreement dated January, 1995, and amended February, 1996, July, 1996 and June 1999, the Company has granted Monitor Gold International Corporation (“Monitor”) an option to purchase a 100% interest in the claims by paying to the Company $50,000 per year beginning in September, 1999, and thereafter in each July, until the total of $327,000 is paid.  After the total is paid in full, the Company will retain 3% of gold production for the life of the project.  The Company has received $50,000 to date from Monitor.  As of July, 2002, the agreement is remains in default. The Company has no plans at this time to complete further work on this property. Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30th, 2002.  The property is in good standing until October 21, 2005.

4.

Zeballos Project, British Columbia

The Company acquired a 50% interest in the Zeballos Gold Property from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) (“New Impact”), a reporting company listed on the TSX Venture Exchange, by an agreement dated August 23, 1988, as amended November 10, 1988. The Zeballos Project consists of 22 Crown granted and 13 reverted Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia (collectively, the “Zeballos Property”).  Access is by road from the nearby town of Zeballos, BC.  The Company has subsequently entered into a joint venture with New Impact.  The Company acquired a further 6% interest in and to the Zeballos Property due to increased expenditures on the Zeballos Property, for a total interest of 56%. The Company acquired a 100% interest in the Zeballos Property in 2002.

The Zeballos Property is in good standing until December 13, 2005 and February 13, 2006.  Small programs were carried out in 2003 and 2005 in order to complete the necessary assessment requirements.  The Company plans to pursue joint venture possibilities for further exploration of the Zeballos Property.

5.

Treasure Chest, British Columbia

The Company maintains a 100% interest in 7 mineral claims in the Clinton Mining Division, which it staked in 2004.  The claims are in good standing until September 24 and 26, 2005, and February 11, 2006.  Recent work included a small exploration program for gold mineralization, which when filed will extend the current expiry dates.

6.

Glitter Lake, Quebec

The Company acquired a 100% interest in certain mineral claims prospective for nickel and platinum group metals located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the Company.  The property is located 135km north northeast of Matagami Quebec, and is accessible by helicopter in the summer in the winter by road 13km from km 212 on the James Bay Highway.

The property is subject to a 1.5% NSR.

By agreement dated August 15, 2003 and amended April 30, 2005, the Company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp (PFN), a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
Within 5 business days of receiving regulatory approval	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005		20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	150,000
On or before 15 April 2007		-	-	200,000
On or before 15 April 2008		-	-	300,000
Total		$45,000	60,000	$700,000

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

This agreement was subject to acceptance by regulatory authorities, which was received subsequent to year end, 2004. Exploration expenditures required by April 15th, 2004, were made and the deadline was extended for one year due to the lack of drilling of contractors.  Recent work on the property included an airborne Mag/EM survey.

7.

New Zealand

(a)

Cascade Creek Properties, Buller Area

The Cascade properties are located 10km east of Westpoint and is accessible by helicopter from Westpoint or by boat on the Buller River.

By agreement dated November 28, 2003, the Company may earn a 100% interest in the Cascade properties from Anglo Alaska Gold Corporation. To acquire a 100% interest, CVV must, at its option, complete the following:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

(b)

Granite Dome (Permit 39278), Greymouth

The Granite Dome Permit is located 20km east of Greymouth, New Zealand.  Pared roads cross the property at various locations.  During the year ended April 30th, 2004, the Company made application for the Granite Dome Exploration Permit. Permit 39278 was granted.  Granite Dome covers 1,544 sq kilometres.

(c)

Greymouth North (Permit 39279), Greymouth

The Greymouth North project is located 10km north of Greymouth.  Access is by helicopter from Greymouth.  During the year ended April 30th, 2004, the Company made application for the Greymouth North Exploration Permit.  Permit 39279 was granted.  Greymouth North covers 235 sq kilometres.

(d)

Mt. Mitchell (Permit 40669), Northland

The Mt. Mitchell project is located 10km north of Hokianaga, New Zealand.  Access is by a network of paved roads from highway 1.  During the year ended April 30th, 2004, the Company made application for the Mt. Mitchell Exploration Permit.  Permit 40669 was granted.   Mt. Mitchell covers 61.7 sq. kilometres.

(e)

Reefton South (Permit 40677), Reefton

The Reefton South project is located 20km south of Reefton, New Zealand.  Access is by paved roads from the Reefton Greymouth main road.  During the year ended April 30th, 2004, the Company made application for the Reefton Exploration Permit.  Permit 40677 was granted.  Reefton South covers 118.95 sq. kilometres.

(f)

Rise and Shine (Option from Oceana Gold), Cromwell

The Rise and Shine project is located 20km northeast of Cromwell, New Zealand.  By agreement dated December 14, 2004, the Company entered into a heads of agreement to earn up to a 70% interest in the Rise and Shine Project, from Oceana Gold, a major Australasian gold producer.  Full joint venture terms are being negotiated.

The project encompasses a number of historic high-grade underground gold mines on nine major vein systems in the Bendigo Gold Field and along the 4 km of the Rise and Shine Shear Zone, which is the immediate target for exploration activities.  There are three gold producing zones related to the shear zone target, which is a mineralized regional shear structure similar to the Hyde-Macraes Shear Zone, the host structure of the Macraes gold mine.

(g)

Option with Golden Fern Resources

In April 2005, the Company entered into an agreement with an arms-length private investment group  for the sale of its interests in the New Zealand projects.  The agreement terms call for cash payments of $1 million, the issuance of a minimum 20% of the shares of any new company (up to a value of $NZ 5 million), and a Net Smelter Return on behalf of the Company this agreement is currently under negotiation and has not yet been completed.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs.  Under Canadian GAAP, the Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis.  This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value.  If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties.  The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Twelve Months Ended April 30, 2005 Compared to Twelve Months Ended April 30, 2004

Overview

In early 2004, management made the decision to explore for uranium.  A decision precipitated by an increase in the price of uranium, as caused by a widening gap between supply and demand.  Throughout 2004, the price for uranium continued to climb, and the resulting investor confidence provided sufficient funding for our rapid growth, from our first land acquisition totalling just over 100,000 acres to our current land portfolio of 1,658,000 acres.  CanAlaska is now one of the largest landowners in the Athabasca Basin, and has assembled one of the largest teams undertaking field exploration in the area since the early 1980s.

The first airborne survey, completed within two weeks of flying time and undertaken at a minor fraction of the cost of ground surveys, identified unknown conductive target areas within 20 kilometres of the world class McArthur River mine.  Despite this proximity, these areas have experienced little previous exploration due to the depth of overlying sandstone cover (700-900 metres).  Until quite recently, blanket exploration over CanAlaska’s vast landholdings in the Athabasca region, would have been near-impossible to finance in a junior company because of the high costs of ground work and the significant number of man-years required.  The invention of deep penetrating airborne EM surveys (using bigger aircraft, more powerful transmitters and receivers, and new computer abilities) typified by the state of the art MegaTEM II survey which we carried out late last year, has provided a “quantum shift” in the economics of exploring for these uranium “megadeposits”.  CanAlaska has extensive landholdings and is able to capitalize on this new technology to look for new uranium deposits in highly prospective areas.

CanAlaska’s Northeast project area covers the extension of the uranium-rich rocks, which underlie the eastern edge of the “Basin”.  The advantage in this very large area is the exposure, on surface, of uranium-bearing rocks and our immediate ability to define zones of uranium mineralization using portable scintillometers.  Modern GPS units have allowed the rapid co-ordination of today’s surveys with the knowledge gathered in the basin area over the past 30 years, and recent mapping and immediate imaging on GIS programs.  Our main focus is the first-pass exploration of all of our Athabasca landholdings and the preparation for extensive winter work on the best target areas.

Results of Operations

The year ended April 30, 2005 resulted in a net loss of $1,912,218 which compares with a loss of $712,481 for the same period in 2004. The loss for 2005 has been reduced by $534,300 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $534,300 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2005 were $1,841,441 an increase of $1,098,519 over the same period in 2004. During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2003. The fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $665,459 for the period ended April 30, 2005 compared to $157,000 for the previous year.  Travel, food and lodging expense increased by $141,195 and consulting fees increased by $120,322. All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company was very active financing and incurring significant funds on exploration expenditures.

Interest income was $40,976, an increase of $25,668 over the same period in 2004 as the Company had significantly higher cash balances.

For the year ended April 30, 2005, the Company incurred mineral property costs of $1,985,509 as compared to $171,313 for the same period in 2004. Staking costs in Saskatchewan accounted for $562,402 of this amount. A geophysical airborne survey was completed for $431,522 and a further $428,688 incurred on exploration on the Saskatchewan properties.  A $40,482 cash payment and 50,000 shares valued at $14,000 option payment were received under the Rainbow Hill, Alaska option agreement.  20,000 shares of Pacific North West Capital valued at $13,800 and a $15,000 cash payment was also received under the Glitter Lake, Quebec option agreement. Mineral property costs in the amount of $539,151 were written-off as the Smoke Lake, Ontario, Otish Mountain, and Raglan Quebec properties agreements were terminated.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $289,738 for the year ended April 30, 2005, an increase of $206,620 over the same period in 2004.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2005 were $1,429,576.

The loss under Canadian GAAP for the year ended April 30, 2005 was $1,912,218.  After adding write-off of mineral costs of $1,429,576, and the loss on write-down of short term investments of $64,061, a loss under U.S. GAAP of $3,277,733 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to $0.10 loss per share under U.S. GAAP.

Outlook

CanAlaska currently has optioned the Glitter Lake project to Pacific North  West Capital Corp. (“Pacific”) in which Pacific is earning an interest in the project.  The Company ended 2005 with a stronger cash position that will enable it to continue its own exploration efforts in the United States, Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these for high grade uranium deposits.

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

Twelve Months Ended April 30, 2005 Compared to Twelve Months Ended April 30, 2004

As at April 30, 2005, the Company’s working capital, defined as current assets less current liabilities, was $2,386,212 compared with working capital of $1,625,636 at April 30,2004. Flow-through funds of $934,725 must be spent before Dec. 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year ended April 30, 2005, 11,050,000 private placement units were issued for gross proceeds of $3,690,000.  A further 4,110,000 warrants were exercised for gross proceeds of $594,505 and 287,000 options were exercised for gross proceeds of $66,050.

The Company has short-term investments with a book value of $364,983 and market value of $464,657 as at April 30, 2005. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp. and 343,007 shares of Freegold Ventures Limited. Both these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 43,102,099 shares at April 30, 2005.

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

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs

Office Lease (2)	4,212	4,212	-	-	-

Total	$4,212	$4,212	$ -	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

2)

The Company is also responsible for its estimated proportionate share of property taxes and operating costs.

Safe Harbor

The Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Annual Report, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property".  Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects  capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

. Name, Position in Company and Province or State and Country of Residence	Period(s) with the Company
Harry Barr Vancouver, BC, Canada Chairman, Chief Operating Officer & Director of CanAlaska Ventures Ltd.	Since 1985
Peter Dasler Delta, BC, Canada President & Chief Executive Officer of CanAlaska Ventures Ltd.	Since 2004
Bernard Barlin Hampshire, UK Director of CanAlaska Ventures Ltd.	Since 1989
Hubert Marleau Montreal, PQ, Canada Director of CanAlaska Ventures Ltd.	Since 1996
Colin Bird Cambridge, UK Director of CanAlaska Ventures Ltd.	Since 1996
Gordon Steblin Richmond BC, Canada Chief Financial Officer of CanAlaska Ventures Ltd.	Since 2002
Taryn Downing North Vancouver, BC, Canada Corporate Secretary of CanAlaska Ventures Ltd.	Since 1995

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

HARRY BARR – Chairman, Chief Operating Officer and Director

Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently Chairman & Chief Operating Officer (2004-present), Director (1989-present) and President and Chief Executive Officer (1989-2004) of CanAlaska Ventures Ltd.; President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman and Chief Executive Officer (1999-present), Director (1985-present) and President and Chief Executive Officer (1985-1999) of Freegold Ventures Limited; President (2003-present) and Director (1999-present) of El Nino Ventures Inc.

PETER DASLER – President and Chief Executive Officer

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of President and Chief Executive Officer of CanAlaska Ventures Ltd. (2004-present) and Vice President, Business Development for Pacific North West Capital Corp. (2003-present).

BERNARD BARLIN - Director

Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg.  Mr. Barlin is currently Director of CanAlaska Ventures Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited (1985-present).

HUBERT MARLEAU - Director

Mr. Marleau, a graduate of the University of Ottawa is currently Director of CanAlaska Ventures Ltd. and Freegold Ventures Limited (1996-Present), President & CEO of Palos Capital Corp. (1998-present).  He currently sits on the board of numerous companies.

COLIN BIRD - Director

Mr. Bird, Fellow of the Institution of Mining Engineers, is an engineer with extensive international experience in developing, financing and managing mines.  Mr. Bird is currently the Director of CanAlaska Ventures Ltd. (1998-present), the Managing Director of Lion Mining Finance (1995-present), Director of MIT Ventures Corp. (1996-present) and a Director of Bushman Resources Inc. (1996-present).

GORDON STEBLIN – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of CanAlaska Ventures Ltd., Pacific North West Capital Corp., Freegold Ventures Limited, and El Nino Ventures Inc. (2002-present) and accountant of CanAlaska Ventures Ltd. (1994-2002); Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002); and El Nino Ventures Inc. (1999-2002).

TARYN DOWNING – Corporate Secretary

An administrator with over 25 years experience in both the public and private sectors, Ms. Downing held various positions with H.A. Simons Ltd., All North Resources Ltd., and Diamond Fields Resources Inc. Ms. Downing is currently the Corporate Secretary and Vice President, Administration for CanAlaska Ventures Ltd. (1995-present), Pacific North West Capital Corp. (1998-present), Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. (1999-present).

B.

Compensation

Summary Compensation Table

The following table sets out the compensation received by the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman	2005 2004 2003	103,404 92,243 88,200	10,480 3,000 Nil	Nil Nil Nil	363,000 163,334 Nil	Nil 81,666 Nil	Nil Nil Nil	Nil Nil Nil
Peter Dasler President & CEO(2)	2005 2004 2003	73,950 Nil Nil	Nil Nil Nil	Nil Nil Nil	735,000 133,334 Nil	500,000 16,666 Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin CFO(3)	2005 2004 2003	23,400 10,200 10,950	4,500 3,000 Nil	Nil Nil Nil	140,000 33,334 Nil	Nil 16,666 Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Peter Dasler was appointed President & CEO June 24, 2004

(3)

Gordon Steblin was appointed CFO October 1, 2002

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company’s most recently completed financial year:

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2005(3)	Expiry Date
Harry Barr	270,000	$0.40	Nil	Nov 5/09
	25,000	$0.45	Nil	Nov 29/09
	68,000	$0.58	Nil	Mar 7/10
	363,000

Bernard Barlin	75,000	$0.40	Nil	Nov 5/09
	75,000

Hubert Marleau	100,000	$0.40	Nil	Nov 5/09
	100,000

Colin Bird	100,000	$0.40	Nil	Nov 5/09
	100,000

Peter Dasler(1)	1,000,000	$0.10	$220,000	June 25/08
	120,000	$0.40	Nil	Nov 5/09
	50,000	$0.45	Nil	Nov 29/09
	65,000	$0.58	Nil	Mar 7/10
	1,235,000

Gordon Steblin(2)	125,000	$0.40	Nil	Nov 5/09
	15,000	$0.58	Nil	Mar 7/10
	140,000

Taryn Downing	125,000	$0.40	Nil	Nov 5/09
	15,000	$0.58	Nil	Mar 7/10
	140,000

TOTAL	2,153,000

Notes

(1)

Peter Dasler was appointed President and CEO June 24, 2004

(2)

Gordon Steblin was appointed CFO October 1, 2002

(3)

Value of Unexercised Options is equal to the difference between the closing price of the common share sof the Company on the TSX Venture Exchange on April 30, 2005 of $0.32 and the exercise price of options outstanding multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

There were no options to NEOs that were cancelled or expired during the year ended April 30, 2005.

Option and SAR Repricings

There were no options to NEOs that were repriced during the year ended April 30, 2005.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through the exercise of stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2005 and the number and value of unexercised options as at April 30, 2005.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Harry Barr Chairman	Nil	Nil	693,365/0	$17,150/0
Peter Dasler (3) CEO	Nil	Nil	885,000/500,000	$135,500/$110,000
Gordon Steblin(4) CFO	50,000	$19,000	168,200/0	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Corporation on the TSX on April 30, 2005 of $0.32 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

Peter Dasler was appointed President & CEO June 24, 2004

(4)

Gordon Steblin was appointed CFO October 1, 2002

LTIP Awards in Most Recently Completed Financial Year

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2005, Harry Barr received $113,884 for management services, Peter Dasler received $73,950 for geological services and Gordon Steblin received $27,900 for accounting services.

During the year ended April 30, 2005, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

By agreement effective June 1, 1995, the Company entered into a three-year management agreement with the Chairman.  Compensation is currently $8,103 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

By agreement dated June 15, 2004 as amended February 15, 2005, the Company entered into a consulting agreement with the President.  Compensation is currently $6,250 per month plus benefits.  The President will also receive 1,000,000 stock options at a purchase price of $0.10 per share over a period of two years from the commencement date and vested as to 125,000 every three months in eight tranches.

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

The Company’s Board of Directors, while determining cash compensation to the Chief Executive Officer and Chief Financial Officer takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO and CFO, respectively, as well as personal risks and contributions to the Company’s success.  Both the CEO and the CFO have base cash compensations which the Company feels is competitive to similar companies in North America; however, no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the outside directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year to the current financial year ended April 30, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of Management and Insiders in Material Transactions

None of the Directors, executive officers or other informed persons of the Company, nor any proposed nominee for election as a Directors of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries, except as disclosed herein.

Re-appointment of Auditors

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

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

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

Additional information regarding the audit committee may be found in Item 16A.

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

D.

Employees

During the fiscal year ended April 30, 2005, the Company had six employees and 10 consultants.

E.

Share Ownership

The following tables set forth the share ownership of those persons listed in subsection 6A above and includes details of all options and warrants to purchase shares of the Company held by such persons:

Options to Purchase Shares

Name	Shares held at August 4, 2005	Date Granted	Option Balance	Exercise Price	Expiry Date

Harry Barr	372,697	Sept 10/03	122,500	0.25	Sept 10/08
		Nov 29/04	25,000	0.45	Nov 29/09
		Mar 7/05	68,000	0.58	Mar 7/10
		Apr 18/96	35,000	0.50	Apr 18/06

		Aug 28/96	7,000	0.50	Aug 28/06
		May 15/97	6,700	0.50	May 15/07
		Nov 24/97	36,665	0.50	Nov 24/07
		Sept 10/03	122,500	0.25	Sept 10/08
		Nov 5/04	270,000	0.40	Nov 5/09
			693,365

Peter Dasler	185,800	May 26/03	100,000	0.10	May 26/08
		Sept 10/03	50,000	0.25	Sept 10/08
		June 25/04	1,000,000	0.10	June 25/08
		Nov 5/04	120,000	0.40	Nov 5/09
		Nov 29/04	50,000	0.45	Nov 29/09
		Mar 7/05	65,000	0.58	Mar 7/10
			1,385,000

Bernard Barlin	Nil	Sept 10/03	30,000	0.25	Sept 10/08
		Apr 18/96	2,000	0.50	Apr 18/06
		Nov 5/04	75,000	0.40	Nov 5/09
			107,000

Colin Bird	Nil	Sept 10/03	25,000	0.25	Sept 10/08
		Nov 5/04	100,000	0.40	Nov 5/09
			125,000

Gordon Steblin	Nil	Apr 18/96	6,000	0.50	Apr 18/06
		Aug 28/96	3,500	0.50	Aug 28/06
		May 15/97	3,700	0.50	May 15/07
		Feb 23/00	15,000	0.50	Feb 23/10
		Nov 5/04	125,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
			168,200

Hubert Marleau	Nil	Apr 18/96	10,000	0.50	Apr 18/06
		Feb 23/00	10,000	0.50	Feb 23/10
		Sept 10/03	50,000	0.25	Sept 10/08
		Nov 5/04	100,000	0.40	Nov 5/09
			170,000

Taryn Downing	85,000	Apr 18/96	8,000	0.50	Apr 18/06
		Aug 28/96	3,500	0.50	Aug 28/06
		May 15/97	2,700	0.50	May 15/07
		Feb 23/00	17,000	0.50	Feb 23/10
		Nov 5/04	125,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
			171,200

Warrants to Purchase Shares

Name	Purchase Date	Warrant Balance	Exercise Price	Expiry Date

Harry Barr	Apr 10/01	708,758	$0.35	Apr 10/06
	Jan 16/02	1,380,000	$0.10	Jan 16/07
	Nov 14/02	890,000	$0.12	Nov 14/07
	Sept 9/03	545,000	$0.12	Sept 9/06

	Nov 25/04	10,000	$0.40	Nov 25/05
		3,533,758

Peter Dasler	Nil

Bernard Barlin	Nil

Colin Bird	Nil

Gordon Steblin	Apr 10/01	10,000	$0.35	Apr 10/06
	Nov 25/04	7,500	$0.40	Nov 25/05
		17,500

Hubert Marleau	Nil

Taryn Downing	Apr 10/01	12,000	$0.35	Apr 10/06
	Nov 25/04	7,500	$0.40	Nov 25/05
		19,500

(1)

Of the 372,697 shares owned by Harry Barr, 150,686 are owned by Canadian Gravity Recovery Inc., a wholly-owned Company of Mr. Barr, 25,947 are owned by 293020 BC Ltd., a wholly-owned Company of Mr. Barr, and 196,064 are owned by Harry Barr

(2)

Of the 185,800 common shares beneficially owned by Peter Dasler, 185,000 are owned directly, 800 are owned by Bay Geological Inc., a wholly-owned company of Mr. Dasler.

Stock Option Plan

The Board of Directors of the Company adopted a stock option plan (the “Plan”) on September 5, 1995.  The Board of Directors of the Company may allocate non-transferable options to purchase common shares of the company to directors, officers, employees and consultants of the Company and its subsidiaries.  The aggregate number of shares to be issued upon exercise of all options granted under the Plan and the aggregate number of shares to be issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 5,462,887 to 9,286,419.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 5,462,887 shares:

			Percentage of Issued & Outstanding Shares @ Aug 4/05

Shares issued upon exercise of incentive stock options	-	327,000	0.70%
Shares reserved for issuance pursuant to unexercised incentive stock options	-	5,115,165	11.02%

Unallocated shares available for future grants of incentive stock options	-	20,722	0.05%
TOTAL		5,462,887	11.77%

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 9,286,419 shares.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2005:

Number outstanding 30 April 2004	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2005	Exercise price per share	Expiry date
4,000	-	-	(4,000)	-	$0.50	31 May 2004
154,000	-	-	(154,000)	-	$0.50	23 February 2005
-	154,000	-	(32,000)	122,000	$0.50	23 February 2010
78,000	-	-	(4,000)	74,000	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000		-	-	16,000	$0.50	28 August 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
-	-	-	-	-	$0.15	1 September 2004
40,000	-	-	(40,000)	-	$0.20	1 September 2004
40,000	-	-	(40,000)	-	$0.25	1 September 2004
40,000	-	-	(40,000)	-	$0.30	1 September 2004
150,000	-	-	-	150,000	$0.32	1 May 2005
130,000	-	-	(20,000)	110,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
1,000,000	-	(249,000)	(80,000)	671,000	$0.25	10 September 2008
-	1,076,000	(38,000)	-	1,038,000	$0.10	25 June 2008
-	2,000,000	-	-	2,000,000	$0.40	5 November 2009
-	300,000	-	-	300,000	$0.45	29 November 2009
-	458,000	-	-	458,000	$0.58	7 March 2010
1,828,165	3,988,000	(287,000)	(414,000)	5,115,165

Stock Options

Options and Stock Appreciation Rights (SARS) Grants During the Most Recently Completed Financial Year

The following Options/SARs were granted to Directors, NEOs, Insiders and others in the financial year ended April 30, 2005.

(a)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry
Employees/Consultants	June 25/04	76,000	$0.10	June 25/08
Directors/Officers	June 25/04	1,000,000	$0.10	June 25/08
Employees/Consultants	Nov 5/04	1,085,000	$0.40	Nov 5/09
Directors/Officers	Nov 5/04	915,000	$0.40	Nov 5/09
Employees/Consultants	Nov 29/04	225,000	$0.45	Nov 29/09
Directors/Officers	Nov 29/04	75,000	$0.45	Nov 29/09
Employees/Consultants	Mar 7/05	295,000	$0.58	Mar 7/10
Directors/Officers	Mar 7/05	163,000	$0.58	Mar 7/10
Employees/Consultants	Feb 23/05	112,000	$0.50	Feb 23/10
Directors/Officers	Feb 23/05	42,000	$0.50	Feb 23/10

(b)

Options exercised by Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	Sept 10/03	199,000	$0.25	Sept 10/08
Directors/Officers	Sept 10/03	50,000	$0.25	Sept 10/08
Employees/Consultants	June 25/04	38,000	$0.10	June 25/08

(c)

Options cancelled/expired by Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	Apr 18/96	4,000	$0.50	Apr 18/06
Employees/Consultants	May 31/99	4,000	$0.50	May 31/04
Employees/Consultants	Feb 23/00	32,000	$0.50	Feb 23/05
Employees/Consultants	Sept 1/03	120,000	$0.20/0.25/0.30	Sept 1/04
Employees/Consultants	Sept 10/03	80,000	$0.25	Sept 10/08
Employees/Consultants	Feb 10/04	20,000	$0.35	Feb 10/07
Employees/Consultants	Feb 23/05	112,000	$0.50	Feb 23/10
Directors/Officers	Feb 23/05	42,000	$0.50	Feb 23/10

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at August 4, 2005.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.(1) 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	34,844,760	75%

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2005, other than disclosed in the financial statements or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2005 which contains an audit report dated July 18, 2005.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Since January 4, 1988, the common shares of the Company have been listed on the Toronto Venture Exchange and is a Tier 1 Company.

The monthly high and low market prices and volume for the most recently completed financial year.

Month	High	Low	Volume
April 2005	0.46	0.23	4,267,900
March 2005	0.64	0.41	6,952,397
February 2005	0.63	0.315	8,968,301
January 2005	0.45	0.34	3,363,664
December 2004	0.45	0.32	2,582,173
November 2004	0.475	0.27	9,000,426
October 2004	0.40	0.20	6,758,203
September 2004	0.26	0.13	2,849,149
August 2004	0.165	0.12	857,990
July 2004	0.135	0.105	818,695
June 2004	0.145	0.105	1,959,724
May 2004	0.15	0.10	1,342,756

The annual high and low market prices for the five (5) most recent full financial years:

Year Ended	High	Low

May 2004 – April 2005	0.64	0.10
May 2003 – April 2004	0.45	0.09
May 2002 – April 2003	0.32	0.09
May 2001 – April 2002	0.34	0.07
May 2000 – April 2001	1.30	0.16

The high and low market prices for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2004	0.15	0.10
Second Quarter October 2004	0.40	0.12
Third Quarter January 2005	0.475	0.27
Fourth Quarter April 2005	0.64	0.315

First Quarter July 2003	0.14	0.09
Second Quarter October 2003	0.32	0.10
Third Quarter January 2004	0.42	0.29
Fourth Quarter April 2004	0.34	0.14

The high and low market prices for the most recent six months:

Month Ended	High	Low

July 2005	0.455	0.315
June 2005	0.37	0.295
May 2005	0.325	0.26
April 2005	0.46	0.23
Mar 2005	0.64	0.41
February 2005	0.63	0.315

The high and low market prices for the first trading day in the most recent six months:

Month Ended	High	Low

July 2005	0.37	0.315
June 2005	0.35	0.32
May 2005	0.31	0.285
April 2005	0.44	0.42
Mar 2005	0.64	0.55
February 2005	0.34	0.32

On April 30, 2005 the closing sale price of the common shares on the TSX Venture Exchange was $0.32 per share.

Since July 20, 1999, the common shares of the Company have been listed on the OTC Bulletin Board.

The monthly high and low market prices and volume for the most recently completed financial year.

Month	High	Low	Volume

April 2005	0.37	0.201	1,063,625
March 2005	0.52	0.33	1,367,797
February 2005	0.51	0.26	1,860,198
January 2005	0.45	0.27	810,699
December 2004	0.40	0.25	574,820
November 2004	0.40	0.23	1,753,633
October 2004	0.32	0.17	526,410
September 2004	0.18	0.11	274,580
August 2004	0.14	0.08	472,500
July 2004	0.10	0.08	81,500
June 2004	0.11	0.08	238,756
May 2004	0.11	0.07	341,940

The annual high and low market prices on the OTC Bulletin Board for the five(5) most recent full financial years:

Year Ended	High	Low

May 2004 – April 2005	0.52	0.07
May 2003 – April 2004	0.39	0.06
May 2002 – April 2003	0.24	0.06
May 2001 – April 2002	0.22	0.05

The high and low market prices on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2004	0.11	0.07
Second Quarter October 2004	0.32	0.08
Third Quarter January 2005	0.45	0.23
Fourth Quarter April 2005	0.52	0.201

First Quarter July 2003	0.12	0.06
Second Quarter October 2003	0.22	0.06
Third Quarter January 2004	0.39	0.20
Fourth Quarter April 2004	0.26	0.10

The high and low market prices on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

July 2005	0.38	0.24
June 2005	0.30	0.24
May2005	0.27	0.21
April 2005	0.37	0.201
March 2005	0.52	0.33
February 2005	0.51	0.26

The high and low market prices on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

July 2005	0.24	0.24
June 2005	0.285	0.27
May2005	0.26	0.232
April 2005	0.37	0.35
Mar 2005	0.52	0.425
February 2005	0.262	0.262

On April 30, 2005 the closing sale price of the common shares on the OTCBB was $0.25 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at August 4, 2005, the number of record holders of common shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On August 4, 2005, 46,432,099 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at Aug 4, 2004

582	97	5,051,385	10.9%

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

D.

Selling Shareholders

Not Applicable

E.

Dilution

Not Applicable

F.

Expenses of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of August 4, 2005, the Company has 46,432,099 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

CanAlaska Ventures Ltd. executive and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, telephone number (604) 685-1870.

CanAlaska Ventures Ltd. was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the Toronto Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVLF since December 3, 1999.

The Company is a reporting Company in British Columbia, Alberta, Ontario and Newfoundland.  The Company is extra-provincially registered in Saskatchewan and Manitoba.

The Company owns all of the issued and outstanding shares of the common stock of CanAlaska Resources Ltd., USA, a Nevada corporation (CanAlaska, USA).

C.

Material Contracts for the year ended April 30, 2005.

During the year ended April 30, 2005 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30,1988 and the fiscal years ended from April 30, 1989 through April 30, 2005.  There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

If the Company is classified as a PFIC, U.S. Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of the Company stock or the receipt of an “excess distribution” from the Company is (i) treated as if it were ordinary income earned  ratably on each day of the period the U.S. Holder owns shares of the Company at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the Company, subject to certain adjustments.) Proposed Regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC stock receives a basis in the transferred stock equal to the lesser of the fair market value or the adjusted basis of the stock in the hands of the U.S. Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a U.S. Holder who held the stock of the Company while the Company met the definition of a PFIC even if the Company ceases to meet the definition of a PFIC.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2005, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2005, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Peter Dasler and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’ s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed financial year ended April 30, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant’s assets that could have a material effect on the financial statements.

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

“Peter Dasler”

Peter Dasler

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

August 26, 2005

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

Services	Year ended April 30, 2005	Year ended April 30, 2004

Audit Services	$21,350.00	$19,450.00
Audit – and review – related services	$-	$-
Tax Services	$6,202.50	$2,000.00
All Other Services	$-	$-
	$27,552.50	$21,450.00

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amount for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2004 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended April 30, 2004 were pre-approved by the audit committee.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated July 18, 2005.

Consolidated Balance Sheet as at April 30, 2005 and 2004

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

April 30, 2005, 2004 and 2003

Consolidated Statement of Loss for the Fiscal Years Ended

April 30, 2005, 2004 and 2003, and cumulative amounts since inception to April 30, 2005

Consolidated Statement of Cash Flows for the Fiscal Years Ended

April 30, 2005, 2004 and 2003, and cumulative amounts since inception to April 30, 2005

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

April 30, 2005 and 2004

Notes to Consolidated  Financial Statements

(b)

Exhibits

1.          C.E.O Certification of Annual Filings

2.          C.F.O Certification of Annual Filings

The following exhibits are filed as part of this Form 20F Annual Report.

1.

Certification Of C.E.O And C.F.O Pursuant To Section 302 Of The Sarbanes-Oxley Act Of 2002

2.

Certification Pursuant To 18 U.S.C. Section 1350, Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated August 26, 2005

CANALASKA VENTURES LTD.

“Peter Dasler”

President & CEO

“Gordon Steblin”

Chief Financial Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Ventures Ltd. for the year ending April 30, 2005, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

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

5.

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

August 26, 2005

CANALASKA VENTURES LTD.

“Peter Dasler”

Peter Dasler

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Ventures Ltd. for the year ending April 30, 2005, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

5.

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

August 26, 2005

CANALASKA VENTURES LTD.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Ventures Ltd. (the “Company”) on Form 20F for the period ended April 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Ventures Ltd. (the “Company”) on Form 20F for the period ended April 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Gordon Steblin”

Chief Financial Officer

77