Form 20-F
period 2006-04-30
CANALASKA VENTURES LTD
filed 2006-09-01
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

DATED AUGUST 25, 2006

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2006
OR
FOR THE TRANSITION PERIOD FROM	TO
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

COMMISSION FILE NUMBER:	0-28792

CANALASKA VENTURES LTD.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
NOT APPLICABLE
(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)
BRITISH COLUMBIA, CANADA
(JURISDICTION OF INCORPORATION OR ORGANIZATION)
2303 WEST 41ST AVENUE, VANCOUVER, BRITISH COLUMBIA V6M 2A3
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

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
77,127,238 Common Shares at April 30, 2006

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

11

(2)

Operating Hazards and Risks

12

(3)

Limited Operating History; Lack of Cash Flow

and Non Availability of Additional Funds

12

(4)

No Proven Reserves

12

(5)

Title Risks

12

(6)

Conflicts of Interest

13

(7)

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

13

(8)

Competition and Agreements with Other Parties

13

(9)

Fluctuating Mineral Prices

14

(10)

Shares Reserved for Future Issuance; Potential Dilution

14

(11)

Environmental Regulation

14

(12)

Compliance with Laws and Regulations

14

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

15

(14)

Adequate Labor and Dependence Upon Key Personnel

16

(15)

Work Program Advances to Optionees

16

(16)

Forward Looking Statements

16

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

History and Development of the Company

16

B.

Business Overview

17

C.

Organizational Structure

17

D.

Property Plant and Equipment

17

SECTION 1 URANIUM PROJECTS

17

1.

West McArthur Project

17

2.

Other Athabasca Basin Uranium Projects

22

a.

Alberta Project, Alberta

23

b.

Arnold Project, Saskatchewan

23

c.

Cree East Project, Saskatchewan

23

d.

Cree West Project, Saskatchewan

23

e.

Geikie Project, Saskatchewan

24

f.

Helmer Project, Saskatchewan

24

g.

Hodgson Project, Saskatchewan

24

h.

Key Project, Saskatchewan

25

i.

Lake Athabasca Project, Saskatchewan

25

j.

McTavish Project, Saskatchewan

26

k.

Moon Project, Saskatchewan

26

l.

Waterbury Project, Saskatchewan

26

m.

Northeast Project, Saskatchewan

27

n.

Camsell, Saskatchewan

27

o.

Poplar, Saskatchewan

27

p.

Grease River, Saskatchewan

27

3.

Elliot Lake Project, Saskatchewan

28

SECTION 2 OTHER PROJECTS

29

1.

Rainbow Hill Project, Alaska

29

2.

Voiseys Bay Project, Labrador

29

a.

Mineral Licences 785M and 787M

29

b.

Konrad:  Mineral Licence 972M

30

3.

Quesnel Canyon Placer Gold Project, British Columbia

30

4.

Zeballos Project, British Columbia

30

5.

Treasure Chest, British Columbia

31

6.

Glitter Lake, Quebec

31

7.

New Zealand

32

a.

Cascade Creek Properties, Buller Area

32

b.

Granite Dome (Permit 39278), Greymouth

32

c.

Greymouth North (Permit 39279), Greymouth

32

d.

Mt. Mitchell (Permit 40669), Northland

32

e.

Reefton South (Permit 40677), Reefton

33

f.

Rise and Shine (Option from Oceana Gold), Cromwell

33

g.

Option with Golden Fern Resources

33

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

33

A.

Operating Results

33

Twelve Months Ended April 30, 2006 compared to

Twelve Months Ended April 30, 2005

34

Twelve Months Ended April 30, 2005 compared to

Twelve Months Ended April 30, 2004

35

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

37

B.

Liquidity and Capital Resources

39

Twelve Months Ended April 30, 2006 compared to

Twelve Months Ended April 30, 2005

40

Twelve Months Ended April 30, 2005 compared to

Twelve Months Ended April 30, 2004

40

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

40

C.

Research and Development, Patents and Licenses, etc.

41

D.

Trend Information

41

E.

Off-Balance Sheet Arrangements

41

F.

Tabular Disclosure of Contractual Obligations

41

G.

Safe Harbor

41

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

42

A.

Directors and Senior Management

42

B.

Compensation

43

C.

Board Practices

48

D.

Employees

51

E.

Share Ownership

51

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

56

A.

Major Shareholders

56

B.

Related Party Transactions

56

C.

Interests of Experts and Counsel

56

ITEM 8.

FINANCIAL INFORMATION

56

A.

Consolidated Statements and Other Financial Information

56

B.

Significant Changes

56

ITEM 9.

THE OFFER AND LISTING

57

A.

Offer and Listing Details

57

B.

Plan of Distribution

59

C.

Markets

59

D.

Selling Shareholders

59

E.

Dilution

59

F.

Expenses of the Issue

59

ITEM 10.

ADDITIONAL INFORMATION

59

A.

Share Capital

59

B.

Memorandum and Articles of Association

60

C.

Material Contracts

60

D.

Exchange Controls

60

E.

Taxation

61

F.

Dividends and Paying Agents

67

G.

Statements by Experts

68

H.

Documents on Display

68

I.

Subsidiary Information

68

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

68

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

68

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

68

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

68

ITEM 15.

CONTROLS AND PROCEDURES

68

ITEM 16.

[ RESERVED ]

69

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

69

ITEM 16B.

CODE OF ETHICS

72

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

72

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

73

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS.

73

PART III

ITEM 17.

FINANCIAL STATEMENTS

73

ITEM 18.

FINANCIAL STATEMENTS

73

ITEM 19.

EXHIBITS

73

SIGNATURES

74

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

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 13 to the April 30, 2006 Audited Consolidated Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2006	2005	2004	2003	2002
Cash	4,148,887	2,000,697	1,280,871	147,469	435,608
Total Assets	18,822,102	7,071,197	4,510,989	2,461,291	2,796,220
Current Liability	278,281	97,301	67,298	62,060	68,188
Shareholders Equity	18,543,821	6,973,896	4,443,691	2,399,231	2,720,594
Interest Income	86,332	40,976	15,308	2,823	10,514
Gain (Loss) on Sale of Investments	51,145	-	49,624	139,390	59,496
General & Other Expenses	1,764,173	1,841,441	742,922	444,706	431,071
Mineral Properties Written Off	179,399	539,151	24,855	211,946	622,336
Write-down of Investments	-	64,061	55,463	35,153	72,517
Net Loss	(328,159)	(1,912,218)	(712,481)	(558,663)	(1,057,328)
Deficit	(19,260,553)	(18,932,394)	(17,020,176)	(16,307,695)	(15,749,032)
Weighted Avg.# of Shares O/S	55,633,446	33,356,642	20,468,864	13,760,332	11,278,715
Net Loss Per Share	(0.01)	(0.06)	(0.03)	(0.04)	(0.09)

Selected Financial Data

U.S. GAAP

(in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	2006	2005	2004	2003	2002
Cash	4,148,887	2,000,697	1,280,871	147,469	435,608
Total Assets	8,115,597	3,607,977	2,477,345	701,105	1,073,371
Current Liability	278,281	97,301	67,298	62,060	68,188
Shareholders Equity	7,901,416	3,167,850	2,408,499	406,086	1,085,828
Interest Income	86,332	40,976	15,308	2,823	10,514
Write down of investments	-	64,061	55,463	35,153	51,017
Gain (Loss) on Sale of Investments	51,145	-	49,624	139,390	59,496
General and other Expenses	1,764,173	1,841,441	742,922	444,706	431,071
Net Exploration Expenditures	7,422,684	1,968,727	273,313	249,283	310,178
Net Loss	(7,243,285)	(3,277,733)	(930,476)	(560,847)	(694,153)
Deficit	(31,085,628)	(23,514,184)	(20,236,451)	(19,305,975)	(18,745,128)
Weighted Avg. # of Shares O/S	55,633,446	33,356,642	20,468,864	13,760,332	11,278,715
Net Loss Per Share	(0.14)	(0.10)	(0.05)	(0.04)	(0.07)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

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

(2)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, location of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have general liability insurance covering its operations.

(3)

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, establishment, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

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

(10)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2006, the Company had reserved, 20,752,172 common shares for issuance upon the exercise of warrants and incentive stock options.  Such common shares represent a potential equity dilution of approximately 27%, based upon the number of outstanding common shares at April 30, 2006, of 77,127,238.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2006, the Company had unlimited authorized but unissued and unreserved number of common shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

(12)

Compliance with Laws and Regulations

Newfoundland, Saskatchewan, Manitoba, Alberta, Quebec, British Columbia

Legislation and regulations implemented by the provincial Departments of Natural Resources or Mines directly affect the mining industry in the Canadian Provinces where the Company owns its mineral claims.  In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

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

If drilling is planned, the Company, in certain provinces, may be required to hire an archaeologist to ensure the work does not disturb any archaeological sites.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.

The Company carries out its operations in Alaska through its wholly-owned subsidiary, CanAlaska Resources Ltd., USA.  The Company is the sole shareholder of CanAlaska Resources Ltd, USA.

The Company has a wholly-owned New Zealand subsidiary, Golden Fern Resources Limited.

The Company’s agent in the host country is Incorp Services, Inc., 6075 S. Eastern Ave Suite 1, Las Vegas, NV  89119-3146.

The Company’s registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada, V6M 2A3, telephone number 604-685-1870.  The Company is a reporting issuer in the Province of British Columbia, Alberta, Ontario and Newfoundland.  The Company is extra-provincially registered in Saskatchewan and Manitoba.

The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV” and on the OTCBB from December 3, 1999 and under the trading symbol of “CVVLF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.

B.

Business Overview

The Company is a mineral exploration company, which is focused on a variety of commodities.  This past year CanAlaska has shifted its focus from a diverse commodity exploration company to primarily uranium exploration.  CanAlaska is pursuing an active acquisition program for uranium in Saskatchewan, Alberta, and Manitoba and has devoted much of its acquisition budget over the past year to these efforts.  New Zealand represents a significantly underexplored opportunity.  CanAlaska currently holds five mineral exploration licenses and is earning an interest in one joint venture in New Zealand.

The Company holds additional gold, base metal, diamond and PGM properties throughout Canada and the Rainbow Hill project in Alaska and an investment portfolio within the mining exploration industry.

C.

Organizational Structure

The Company is the sole shareholder of CanAlaska Resources Ltd., USA, a Nevada corporation.

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

SECTION 1:

URANIUM PROJECTS

The Company has committed over 90% of its current exploration efforts to uranium exploration in Canada.  The projects which are of most significance to this effort are detailed in Section 1.  All of the Company’s other projects are briefly detailed in Section 2.

1.

West McArthur Project

The West McArthur Project is the priority exploration project within the company’s Athabasca holdings.  Exploration work on this and the Company’s other projects are being funded through current cash positions.  Additional funding will be raised to carry out additional exploration work.

Property Description and Location

The italicized text which follows has been excerpted from the “CanAlaska Ventures Ltd. McArthur River West Uranium Claims, Saskatchewan: Mineral Potential Assessment and Exploration Proposal”, prepared by Ralph Newson, M.Sc., P.Eng., P.Geo. December 23, 2004, filed with the Company’s records on sedar.com, and this version of the filing, updated by P.G. Dasler, M.Sc., P.Geo.

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

The Company has expended in excess of $2,000,000 on the claim area to date through airborne and ground surveys and drilling.  This assessment work, as well as further work will be applied to the claims to extend their expiry dates.

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

In 1969, Ulster Petroleum carried out an airborne radiometric survey over the northeastern part of the subject ground, and carried out an air photo interpretation study.  In 1969, Western Land Services Co. Ltd. carried out an airborne radiometric survey over the western part of the property. In 1969, King Resources Ltd. carried out airborne electromagnetic, magnetic, and radiometric surveys, and a hydrogeochemical survey on an area that overlaps some of the southern part of the property.

From 1978 to 1983, Kerr Addison Mines carried out an airborne electromagnetic survey of much of the northern part of the present property.

In 1980, SMDC (now Cameco) carried out a helicopter-borne electromagnetic and magnetic survey which overlapped a small part of the present property.  In 1986, Cogema carried out gravity, electromagnetic, and magnetic surveys on a property which slightly overlaps parts of the northeastern corner of the present property. From 1985 to 1990, Uranerz carried out a number of types of work on ground overlapping much of the present property Concentrations of boulders showing moderately high levels of kaolin were found, and some of these had elevated levels of chlorite as well. A contact between illitic and kaolinitic clay zones is plotted near these conductors, and one of the untested conductors crosses it. Elsewhere on the map, short sections of the contact between illitic and kaolinitic zones are plotted, but not joined together. It would appear that more data are needed to completely define the illite/kaolin contact.

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

In 2005 the Company carried our airborne magnetic and electromagnetic surveys across the entire property.  This was followed by an airborne gravity survey across the entire property.  Detailed surface geophysical surveys were carried out over airborne targets across the northern portion of the property.  Drill testing of the targets commenced in February 2006.

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

Mineralization

There is no historically known mineralization on the property apart from elevated lake sediment anomalies for various metals.

In early 2006 the Company carried out drill testing of the target areas with 4 drill holes.  Anomalous uranium and boron mineralization was intercepted in all holes, with hole 3 also intersecting a stringer of pitchblende uranium mineralization at the unconformity contact.  Strong clay alteration was noted in two holes, indicating a large mineralizing system.  Additional drilling commenced late June 2006.

Exploration

The Company has been progressively carrying out the exploration program recommended for the project by Geological Consultant, Mr Ralph Newson.  In the northern areas ground and airborne geophysics defined targets, which have now been tested with the first drill holes.  These remotely-sensed targets are now known to be associated with uranium and uranium alteration systems.  Additional drilling is planned to progressively step out from the initial target intercestions.

Elsewhere on the property the company is planning to carry out ground geophysical surveying to test for alteration systems on the other airborne anomalies.  Drill testing will follow successful target delineation.

2.

Other Athabasca Basin Uranium Projects

The Company has a 100% interest in a series of other large uranium exploration projects in the Athabasca region.  The following project overviews in italicized text was prepared for CanAlaska Ventures Ltd. by Jim Kermeen, P.Eng.

(a)

Alberta Project, Alberta

This project comprises 16 contiguous permits totaling 318,413 acres covering most of the Alberta section of Lake Athabasca.

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

The company has carried out airborne magnetic and electromagnetic surveys over the project area. The company has also carried out preliminary seismic surveys over the project area and is awaiting permits to cover further areas.

(b)

Arnold Project, Saskatchewan

This project is contiguous block of 5 minerals claims totaling 24,285 hectares located 30 km west of the producing McArthur River mine; flat-lying Athabasca sandstones unconformably overlie basement at depths varying from 600 to 900 metres; prior geophysical surveys were not effective to this depth making the property prospective for current techniques.

The Company has carried out airborne magnetic and electromagnetic surveys over the property, and commenced surface sample collection.

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

The Company has carried out airborne magnetic and electromagnetic surveys over the property, and commenced surface sample collection.

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

An airborne magnetic and electromagnetic survey has been carried out to date.  The incoming party has fulfilled all of the current option conditions.

The Company acquired a 100% interest in 4 mineral claims (31,777 acres) through staking, known as the Cree West property.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Cree West property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments		Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000		-		$-
On or before 1 May 2006	(completed)	-	*	200,000	**	100,000
On or before 1 November 2006		25,000		-		100,000
On or before 1 May 2007		50,000		200,000		400,000
On or before 1 May 2008		50,000		200,000		1,000,000
On or before 1 May 2009						2,000,000
Total		$150,000		600,000		$3,600,000

*shares not received as at year end

**completed subsequent to year end

Within 90 days of excercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60 % interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

(e)

Geikie Project, Saskatchewan

This project is comprised of a single claim of 12,860 hectares and lies on the southeast rim of the Athabasca Basin some 42 km southwest of the McArthur River mine.  Bedrock is in part Athabasca sandstone which overlies basement at depths varying from 0 to 200 metres, and in part by a mafic pluton intruding the sandstone. Uranium mineralization occurs in both previous drill holes and sandstone boulders.  Ground mapping and prospecting are planned.

The Company has carried out airborne magnetic and electromagnetic surveys over the property.

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

Detailed re-prospecting was commenced in 2005 and an airborne gravity-gradiometry survey was carried out over the property.  A series of drill targets have been compiled, and the Company is awaiting the opportunity to test these.

(g)

Hodgson Project, Saskatchewan

Seven contiguous claims totaling 30,262 hectares lie between 23 and 57 km west of the Cigar Lake Mine.  Uranium mineralization occurs in sandstone at Tucker lake, near the eastern end of the property, and prior drilling indicates 600 to 800 metres of sandstone overlying basement.  Deeper penetrating geophysical systems offer new prospectivity.

The Company has carried out airborne magnetic and electromagnetic surveys over the property, and commenced surface sample collection.

(h)

Key Lake Project, Saskatchewan

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

The Company entered into an option agreement with a third party for the exploration of the property.  An airborne magnetic and electromagnetic survey has been carried out to date.  The incoming party has fulfilled all of the current option conditions.

The Company acquired a 100% interest in 5 mineral claims (14,821 acres) through staking, known as the Key Lake property.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Key Lake property.

Arimex may, at its option earn a 50 % interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments		Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	*	100,000	$-
On or before 1 April 2006	(completed)	-		-	100,000
On or before 15 October 2006		25,000		-	-
On or before 31 January 2007		-		-	50,000
On or before 28 February 2007		50,000		100,000	-
On or before 31 May 2007		-		-	600,000
On or before 28 February 2008		50,000		100,000	-
On or before 31 May 2008		-		-	600,000
On or before 31 May 2009		-		-	650,000
		-		-	-
Total		$150,000		300,000	$2,000,000

*shares received subsequent to year end

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60 % interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

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

Additional airborne surveys have been carried out along with localized geophysics from the ice near Stewart Island.  Seismic surveys are detailing the current targets.  These are planned for drill testing in the Winter.

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

The Company has carried out airborne magnetic and electromagnetic surveys over the property, and commenced surface sample collection.

(k)

Moon Project, Saskatchewan

This property is comprised of three mineral claims covering 4,785 hectares lying in two separate blocks approximately midway between the McArthur River and Key Lake mines.  The larger western block is approximately 8 km southeast of the Millenium uranium deposit.  Athabasca sandstones comprise bedrock and overlie basement rocks at depths of about 300 metres.  Although intensively explored in the past, more sophisticated contemporary geophysical and geochemical techniques are planned to seek new drill targets

The Company has carried out airborne magnetic and electromagnetic surveys over the property, and commenced surface sample collection.

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

The Company entered into an option agreement dated November 9, 2005 with a third party for the exploration of the property.  An airborne magnetic and electromagnetic survey was carried out in early 2006, and a four hole drill program commenced in March to test the target areas.  The incoming party has fulfilled all of the current option conditions.

Waterbury Agreement, Saskatchewan Property

The Company acquired a 100% interest in 9 mineral claims (12,417 hectares) through staking, known as the Waterbury property.

By agreement dated 9 November 2005, the Company optioned to Northwestern Mineral Ventures Inc. (“Northwestern”) up to 75% interest in the Waterbury property.

Northwestern may, at its option, earn a 50 % interest in the property by making payments, issuing shares and making exploration expenditures as follows:

			Payments		Shares	Exploration Expenditures
Upon execution of agreement	(received)		$25,000		100,000	$-
On or before 1 April 2006	(completed)	*	25,000	**	100,000	500,000
On or before 1 April 2007			50,000		100,000	750,000
On or before 1 April 2008			50,000		-	750,000
Total			$150,000		300,000	$2,000,000

*cash received subsequent to year end

**shares received subsequent to year end

Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Northwestern has a vested 60 % interest, at which time Northwestern may become the operator.

The Company will receive a 3% net smelter royalty.

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

(n)

Camsell, Saskatchewan

The Camsel project (20,258 ha) is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northen edge of lake Athabasca.  It covers a large magnetic feature, which is thought to have potential for associated uranium mineralization.  The company has contracted for airborne magnetic and electromagnetic surveys across the property, and will attempt to use seismic surveys to follow-up on target definition.

(o)

Poplar, Saskatchewan

The Poplar project (84,568 ha) was recently staked by the company to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca properties.  Very little exploration work has ever been done in this area, because of the lake cover.  The Company plans for airborne magnetic and electromagnetic surveys, as well as later seismic surveying to define uranium targets.

(p)

Grease River, Saskatchewan

The Grease River project (68,439 ha) is located outside of the Athabasca Basin sandstones, approximately 50 km north west of the Helmer project, and north of the settlement of Fond Du Lac.  Access is by float plane or helicopter from Fond Du Lac, where there is a commercial airstrip and service. The property was staked to cover a large area of anomalous uranium in lake sediments, associated with a series of structural dislocations in the earths crust.  The company is planning to carry out lake sediment sampling and detailed prospecting on areas of the property this year.

3.

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

The Company has compiled the claim data and identified the potential higher grade areas to confirm.  The Company plans to attempt to expand the higher grade mineralized zones with geophysics and possible drill testing this summer.

SECTION 2:

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

The Company notified Evolution of its intention to terminate the option on the Gold Hill claims in May 2006. Discussions are continuing as to alternate scenarios.

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

Mineral licence 972M is in good standing until February 9, 2006.  Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30, 2001; however, because of increased exploration activity in the area, the Company commenced a new airborne survey on the property in late 2004, and this work was filed to maintain the claims beyond until February 2007.

3.

Quesnel Canyon Placer Gold Project, British Columbia

The Company has a 100% interest in a placer lease number 359274 located in the Cariboo Mining District, British Columbia.  Access is by road and trail from Quesnel, BC.

By an agreement dated January, 1995, and amended February, 1996, July, 1996 and June 1999, the Company has granted Monitor Gold International Corporation (“Monitor”) an option to purchase a 100% interest in the claims by paying to the Company $50,000 per year beginning in September, 1999, and thereafter in each July, until the total of $327,000 is paid.  After the total is paid in full, the Company will retain 3% of gold production for the life of the project.  The Company has received $50,000 to date from Monitor.  As of July, 2002, the agreement remains in default. The Company has no plans at this time to complete further work on this property. Due to market conditions and lack of exploration undertaken on the Property, Management wrote off the costs of this property during the fiscal year ended April 30, 2002.  The property is in good standing until October 21, 2006.

4.

Zeballos Project, British Columbia

The Company acquired a 50% interest in the Zeballos Gold Property from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) (“New Impact”), a reporting company listed on the TSX Venture Exchange, by an agreement dated August 23, 1988, as amended November 10, 1988. The Zeballos Project consists of 22 Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia (collectively, the “Zeballos Property”).  Access is by road from the nearby town of Zeballos, BC.  The Company has subsequently entered into a joint venture with New Impact.  The Company acquired a further 6% interest in and to the Zeballos Property due to increased expenditures on the Zeballos Property, for a total interest of 56%. The Company acquired a 100% interest in the Zeballos Property in 2002.

The Zeballos Property is in good standing with yearly payments of the crown grant land taxes.  The Company plans to pursue joint venture possibilities for further exploration of the Zeballos Property.

5.

Treasure Chest, British Columbia

The Company maintains a 100% interest in 7 mineral claims in the Clinton Mining Division, which it staked in 2004.  The claims are in good standing until September 24 and 26, 2005, and February 11, 2006.  Recent work included a small exploration program for gold mineralization. The Company had little success and decided to forfeit the claims.

6.

Glitter Lake, Quebec

The Company acquired a 100% interest in certain mineral claims prospective for nickel and platinum group metals located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the Company.  The property is located 135km north northeast of Matagami Quebec, and is accessible by helicopter in the summer and in the winter by road 13km from km 212 on the James Bay Highway.

The property is subject to a 1.5% NSR.

By agreement dated August 15, 2003 and amended April 30, 2005, and amended on April 30, 2006, the Company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp (PFN), a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received))	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)*	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

*Received subsequent to year-end.

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two  years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  PFN and the Company will share the NSR buyout privileges in proportion to their respective interests.

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

By agreement dated November 28, 2003, the Company may earn a 100% interest in the Cascade properties from Anglo Alaska Gold Corporation. To acquire a 100% interest, CVV must, at its option, complete the following:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (issued)		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (paid/issued)		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

The Company has carried out limited impact prospecting, with initial success in identifying gold and associated trace element geochemistry from streams on the property.  Further detailed work is hampered by lack of access arrangements with the Department of Conservation.  Negotiations are progressing with the Department.

(b)

Granite Dome (Permit 39278), Greymouth

The Granite Dome Permit is located 20km east of Greymouth, New Zealand.  Pared roads cross the property at various locations.  During the year ended April 30th, 2004, the Company made application for the Granite Dome Exploration Permit. Permit 39278 was granted.  Granite Dome covers 1,544 sq kilometres.

The Company has carried out initial prospecting and sediment sampling around the major intrusive centres on the property, and is planning further detailed mapping and sampling.  An airborne magnetic-electromagnetic survey is proposed for a portion of the property.

(c)

Greymouth North (Permit 39279), Greymouth

The Greymouth North project is located 10km north of Greymouth.  Access is by helicopter from Greymouth.  During the year ended April 30, 2004, the Company made application for the Greymouth North Exploration Permit.  Permit 39279 was granted.  Greymouth North covers 235 sq kilometres.

The Company has carried out initial prospecting and sediment sampling across the property and identified a large number of quartz vein systems with varying gold content.  The property covers a number of old gold workings and mines and requires further sampling and mapping.  An airborne magnetic-electromagnetic survey is proposed for the property, to allow a focus for further geological work.

(d)

Mt. Mitchell (Permit 40669), Northland

The Mt. Mitchell project is located 10km north of Hokianaga, New Zealand.  Access is by a network of paved roads from highway 1.  During the year ended April 30, 2004, the Company made application for the Mt. Mitchell Exploration Permit.  Permit 40669 was granted.   Mt. Mitchell covers 61.7 sq. kilometres.

The Company has compiled all of the previous historical data and prepared an interactive data base.  Access arrangements have been concluded with one landowner for drill acess.  A drill program is planned for late 2006.

(e)

Reefton South (Permit 40677), Reefton

The Reefton South project is located 20km south of Reefton, New Zealand.  Access is by paved roads from the Reefton Greymouth main road.  During the year ended April 30, 2004, the Company made application for the Reefton Exploration Permit.  Permit 40677 was granted.  Reefton South covers 118.95 sq. kilometres.

The Company is compiling and interactive data base for the project.  Surface sampling and mapping is required to identify specific targets.  An airborne magnetic and electromagnetic survey s required to localize and detail geological feature for follow-up.

(f)

Rise and Shine (Option from Oceana Gold), Cromwell

The Rise and Shine project is located 20km northeast of Cromwell, New Zealand.  By agreement dated December 14, 2004, and amended July 21, 2006 with OceanaGold, the Company may earn a 70% interest in the Rise and Shine Project.  The terms of the agreement are for the company to complete a minimum 1,000 metre drill program prior to July 31, 2005, and in subsequent years complete an additional $100,000 of field expenditures by June 30, 2006, which have been completed, and a further $150,000 by June 30, 2007 for a cumulative total of $350,000.

By agreement dated July 18, 2006, the Company has now completed years 1 and 2 of the property option and has a credit of 50% of costs incurred after November 2005 for the year 3 $150,000 program to be completed by December 14, 2007.

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

The Company has carried out two limited drill programs on the property, and identified pervasive gold mineralization associated with the known previously worked areas.  A ground geophysical survey in early 2006 identified new structures and target areas for drilling.  The company is concluding it Joint Venture agreement with Oceana Gold, and is preparing for further drill programs.

(g)

Option with Golden Fern Resources

In April 2005, the Company entered into an agreement with an arms-length private investment group for the sale of its interests in the New Zealand projects.  The agreement terms call for cash payments of $1 million, the issuance of a minimum 20% of the shares of any new company (up to a value of $NZ 5 million), and a Net Smelter Return on behalf of the Company.  The negotiations with the investors were terminated in late November 2006 because of lack of progress.  Since that time the company has carried out work to maintain the project, but has been in consultation with several outside groups for management and funding of the projects.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

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

a)

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

b)

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

Twelve Months Ended April 30, 2006 Compared to Twelve Months Ended April 30, 2005

Results of Operations

The year ended April 30, 2006 resulted in a net loss of $328,159 which compares with a loss of $1,912,218 for the same period in 2005. The loss for 2006 has been reduced by $1,435,610 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $1,435,610 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,764,173 a decrease of $72,268 over the same period in 2005.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $420,014 for the period ended April 30, 2006 compared to $665,459 for the previous year. The stock compensation expense has been allocated by expense category on the income statement.  Travel, food and lodging expense decreased by $18,153 and cash consulting fees increased by $26,060. All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company was very active in obtaining financing and incurred significant exploration expenditures.

Interest income was $86,332, an increase of $45,356 over the same period in 2005 as the Company had significantly higher cash balances. Management fee income of $89,212 was earned for being the operator of three option agreements on several of its Saskatchewan mineral properties. A $51,145 gain was realized on the sale of some its short-term investments.

For the year ended April 30, 2006, the Company incurred gross mineral property costs of $8,542,920 with $917,921 being funded by joint venture partners. Staking costs in Saskatchewan accounted for $282,585 of this amount. Geophysical surveys were completed for $1,710,255 and a further $4,019,798 incurred on exploration on the Saskatchewan properties. A drilling program in New Zealand was completed for a total cost of $380,021. Cash payments of $75,000 and 100,000 shares valued at $53,000 were received for several Saskatchewan mineral properties.  Pursuant to the Glitter Lake, Quebec option agreement, a $20,000 cash payment was received.  Mineral property costs in the amount of $179,399 were written-off as the Treasure Chest, B.C., US Uranium prospects, and Gold Hills, Alaskan properties were terminated.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $307,343 for the year ended April 30, 2006, an increase of $17,605 over the same period in 2005.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2006 were $7,571,444.

The loss under Canadian GAAP for the year ended April 30, 2006 was $328,159.  After adding write-off of mineral costs of $7,571,444 a loss under U.S. GAAP of $7,243,285 is reported.  The loss per share under Canadian GAAP is $0.01 as compared to $0.14 loss per share under U.S. GAAP.

Outlook

CanAlaska currently has optioned three of its Saskatchewan properties to several companies and the Glitter Lake, Quebec project to Pacific North West Capital Corp. in which these companies are earning an interest in the projects by carrying all costs and making significant exploration expenditures.  The Company ended 2006 with a stronger cash position that will enable it to continue its own exploration efforts in the United States, Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high grade uranium deposits.

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

Twelve Months Ended April 30, 2006 Compared to Twelve Months Ended April 30, 2005

Liquidity and Capital Resources

As at April 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $5,016,030 compared with working capital of $2,386,212 at April 30, 2005. Flow-through funds of $2,599,384 must be spent before December 31, 2007 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year ended April 30, 2006, 28,998,665 private placement units were issued for gross proceeds of $11,991,235.  A further 3,982,425 warrants were exercised for gross proceeds of $1,259,641 and 884,049 options were exercised for gross proceeds of $256,867.

The Company has short-term investments with a book value of $384,753 and market value of $891,353 as at April 30, 2006. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 77,127,238 at April 30, 2006.

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

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Office Lease (2)	105,300	25,272	75,816	4,212	-
Management Agreement	115,716	106,782	8,934	-	-
Total	$221,016	$132,054	$84,750	$4,212	-

(1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

(2)

The Company is also responsible for its estimated proportionate share of property taxes and operating costs.

G.

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

Name, Position in Company, Province/State and Country of Residence	Period(s) with the Company
Harry Barr Vancouver, BC, Canada Chairman, Chief Operating Officer & Director of CanAlaska Ventures Ltd.	Since 1985
Peter Dasler Delta, BC, Canada President & Chief Executive Officer of CanAlaska Ventures Ltd.	Since 2004
Bernard Barlin Hampshire, UK Director of CanAlaska Ventures Ltd.	Since 1989
Hubert Marleau Montreal, PQ, Canada Director of CanAlaska Ventures Ltd.	Since 1996
Colin Bird Cambridge, UK Director of CanAlaska Ventures Ltd.	Since 1996
Gordon Steblin Richmond BC, Canada Chief Financial Officer of CanAlaska Ventures Ltd.	Since 2002
Taryn Downing North Vancouver, BC, Canada Corporate Secretary of CanAlaska Ventures Ltd.	Since 1995

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Harry Barr – Chairman, Chief Operating Officer and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently Chairman & Chief Operating Officer (2004-present), Director (1989-present) and President and Chief Executive Officer (1989-2004) of CanAlaska Ventures Ltd.; President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman and Chief Executive Officer (1999-present), Director (1985-present) and President and Chief Executive Officer (1985-1999) of Freegold Ventures Limited; President (2003-present) and Director (1999-present) of El Nino Ventures Inc.

Peter Dasler – President and Chief Executive Officer

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of President and Chief Executive Officer of CanAlaska Ventures Ltd. (2004-present) and Vice President, Business Development for Pacific North West Capital Corp. (2003-present).  Mr. Dasler has been nominated as a director at the upcoming Annual General and Special Meeting on September 20, 2006.

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

Colin Bird - Director

Mr. Mr. Bird, Fellow of the Institution of Mining Engineers, is an engineer with extensive international experience in developing, financing and managing mines.  Mr. Bird is currently CEO of Jubilee Platinum PLC and Managing Director of Lion Mining Finance Ltd. as well as a Director of various other mining companies.

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

Taryn Downing – Corporate Secretary

An administrator with over 25 years experience in both the public and private sectors.  Ms. Downing is currently the Corporate Secretary and Vice President, Administration for CanAlaska Ventures Ltd. (1995-present), Pacific North West Capital Corp. (1998-present), Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. (1999-present).

B.

Compensation

Executive Compensation

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your Company or acted in a similar capacity during the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 26, 2006.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Peter Dasler, President and CEO(2)	2006 2005 2004	75,000 73,950 Nil	15,000 Nil Nil	Nil Nil Nil	176,250 735,000 133,334	293,750 500,000 16,666	Nil Nil Nil	Nil Nil Nil
Harry Barr, Chairman	2006 2005 2004	102,075 103,404 92,243	6,276 10,480 3,000	Nil Nil Nil	187,500 363,000 163,334	312,500 Nil 81,666	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2006 2005 2004	26,800 23,400 10,200	3,570 4,500 3,000	Nil Nil Nil	67,500 140,000 33,334	112,500 Nil 16,666	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Peter Dasler was appointed President & CEO June 24, 2004

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company’s most recently completed financial year:

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2006(1)	Expiry Date
Harry Barr	500,000	$0.45	$50,000	Oct 14, 2010
Bernard Barlin	50,000	$0.45	$5,000	Oct 14, 2010
Hubert Marleau	50,000	$0.45	$5,000	Oct 14, 2010
Colin Bird	50,000	$0.45	$5,000	Oct 14, 2010
Peter Dasler	470,000	$0.45	$47,000	Oct 14, 2010
Gordon Steblin	180,000	$0.45	$18,000	Oct 14, 2010
Taryn Downing	180,000	$0.45	$18,000	Oct 14, 2010
TOTAL

(1)

On April 30, 2006, the closing price of the Company’s common shares on the TSX Venture Exchange was $0.55 per share.

Options/SARs Granted During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended April 30, 2006 are set out in the following table:

Name (a)	Securities Under Option/SARs Granted (#) (b)	% of Total Options/SARs Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Dasler(1), President & CEO	470,000	13%	$0.45	$0.45	Oct 14/10
Harry Barr, Chairman	500,000	14%	$0.45	$0.45	Oct 14/10
Gordon Steblin, CFO	180,000	5%	$0.45	$0.45	Oct 14/10

Notes

(1)

Peter Dasler was appointed President & CEO June 24, 2004

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2006 and the number and value of unexercised options as at April 30, 2006.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Peter Dasler, President & CEO	200,000	$66,000	677,500 / 977,500	$173,500 / $316,500
Harry Barr, Chairman	35,000	$7,350	783,365 / 375,000	$131,518.25 / $37,500
Gordon Steblin, CFO	6,000	$900	207,200 / 135,000	$24,360 / $13,500

Notes

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on April 30, 2006 of $0.55 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended April 30, 2006 no options to NEOs that were cancelled or expired.

Option and SAR Repricings

During the financial year ended April 30, 2006 no options to NEOs were repriced.

Long Term Incentive Plans (LTIP) - Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2006, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

By agreement effective June 1, 1995, the Company entered into a three-year management agreement with the Chairman and COO.  Compensation is currently $8,508 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

By agreement dated June 15, 2004 as amended February 15, 2005, the Company entered into a consulting agreement with the President.  Compensation is currently $6,250 per month plus benefits.  The President will also receive 1,000,000 stock options at a purchase price of $0.10 per share, with 125,000 stock options vesting every three months over a period of two years from the commencement date.

Composition of the Compensation Committee

The Compensation Committee is comprised of Harry Barr, Hubert Marleau and Bernard Barlin.  Mr. Barr is a related director and Mr. Marleau and Mr. Barlin are both unrelated.  Applying the definition set out in section 1.4 of MI 52-110, the two of the three members of the Compensation Committee are independent.

The Compensation Committee reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation and incentive options is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while any options are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, the grants made in previous years, the number of options that remain outstanding along with the number of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and they are intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the Chairman and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the outside directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2006 a total of $108,351 was paid to a company controlled by Harry Barr, Chairman and Director of the Company for management services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below indicates the number of shares to be issued upon exercise of outstanding options, warrants and other rights, their weighted average and the number of shares remaining available for future issuance as at July 27, 2006.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	25,135,292	$0.34	514,858
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	25,135,292(1)	$0.34	514,858(2)

Notes

(1)

Of the 25,135,292 shares to be issued upon the exercise of options, warrants and other rights, 7,693,165 are to be issued upon the exercise of options, 57,207 are to be issued upon the exercise of agent compensation options which are exercisable into one unit at $0.35 per unit where each unit consists of one common share and one-half share purchase warrant exercisable at $0.45, 12,961,340, are to be issued upon the exercise of warrants and 4,423,580 have been reserved for the issuance of nominal value performance shares.

(2)

Of the 514,858 shares remaining available for future issuance, 486,254 are available to be issued under the Company’s Stock Option Plan and 28,604 warrants are remaining available for issuance in connection with the exercise of agent compensation options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial to the current financial year ended April 30, 2006.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Management Contracts

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

Re-appointment of Auditors

PricewaterhouseCoopers LLP, formerly Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s annual general and special meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

C.

Board Practices

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of four directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the four members of the Board are independent.  The members who are independent are Hubert Marleau, Bernard Barlin and Colin Bird.  Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from May, 1985 to June, 2004).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	Pacific North West Capital Corp. Freegold Venture Limited El Nino Ventures Inc.
Bernard Barlin	Pacific North West Capital Corp. Freegold Venture Limited El Nino Ventures Inc.
Hubert Marleau

Freegold Ventures Limited

Global Capital Corp.

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Knowlton Capital Inc.

Magistral Biotech Inc.

Malette Industries Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

ORTHOsoft Inc.

Uni-Sélect Inc.

Warnex Inc.

Colin Bird	Freegold Ventures Limited Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as Schedule “A”.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Bernard Barlin and Colin Bird who are financially literate in accordance with Section 1.5 of MI 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a range and level of complexity of accounting issues that are generally comparable to the range and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Each of the members of the Audit Committee are independent in accordance with the standards of director independence set out under MI 52-110.

Mr. Hubert Marleau has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position with Palos Capital.

Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng has been a director or executive officer of public companies for over 30 years.  Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is retired.

Mr. Colin Bird has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position with Lion Mining Finance.

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

Additional information regarding the Audit Committee may be found in Item 16A of the Company’s Form 20F dated August 25, 2006 and filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual consolidated financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2006	$27,943	Nil	$8,650	Nil
April 30, 2005	$27,631	Nil	$6,403	$718

Compensation Committee

In fiscal year ended 2006, the Board of Directors appointed a Compensation Committee composed of three directors: Harry Barr, Hubert Marleau and Bernard Barlin.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal year ended 2006, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Harry Barr, Hubert Marleau, and Bernard Barlin.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

D.

Employees

During the fiscal year ended April 30, 2006, the Company had 6 employees and 15 consultants.

E.

Share Ownership

The following tables set forth the share ownership of those persons listed in subsection 6A above and includes details of all options and warrants to purchase shares of the Company held by such persons:

Name	Shares held at July 27, 2006	Date Granted	Option Balance	Exercise Price	Expiry Date

Peter Dasler	105,800	May 26/03	100,000	0.10	May 26/08
		Sept 10/03	50,000	0.25	Sept 10/08
		June 25/04	800,000	0.10	June 25/08
		Nov 5/04	120,000	0.40	Nov 5/09
		Nov 29/04	50,000	0.45	Nov 29/09
		Mar 7/05	65,000	0.58	Mar 7/10
		Oct 14/05	470,000	0.45	Oct 14/10

Harry Barr	256,117	Sept 10/03	122,500	0.25	Sept 10/08
		Nov 29/04	25,000	0.45	Nov 29/09
		Mar 7/05	68,000	0.58	Mar 7/10
		Aug 28/96	7,000	0.50	Aug 28/06
		May 15/97	6,700	0.50	May 15/07
		Nov 24/97	36,665	0.50	Nov 24/07
		Sept 10/03	122,500	0.25	Sept 10/08
		Nov 5/04	270,000	0.40	Nov 5/09
		Oct 14/05	500,000	0.45	Oct 14/10

Bernard Barlin	Nil	Sept 10/03	30,000	0.25	Sept 10/08
		Nov 5/04	75,000	0.40	Nov 5/09
		Oct 14/05	50,000	0.45	Oct 14/10

Colin Bird	86,000	Sept 10/03	25,000	0.25	Sept 10/08
		Nov 5/04	100,000	0.40	Nov 5/09
		Oct 14/05	50,000	0.45	Oct 14/10

Gordon Steblin	2,381	Aug 28/96	3,500	0.50	Aug 28/06
		May 15/97	3,700	0.50	May 15/07
		Feb 23/00	15,000	0.50	Feb 23/10
		Nov 5/04	125,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
		Oct 14/05	180,000	0.45	Oct 14/10

Hubert Marleau	Nil	Feb 23/00	10,000	0.50	Feb 23/10
		Sept 10/03	50,000	0.25	Sept 10/08
		Nov 5/04	100,000	0.40	Nov 5/09
		Oct 14/05	50,000	0.45	Oct 14/10

Taryn Downing	22,381	Aug 28/96	3,500	0.50	Aug 28/06
		May 15/97	2,700	0.50	May 15/07
		Feb 23/00	17,000	0.50	Feb 23/10
		Nov 5/04	125,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
		Oct 14/05	180,000	0.45	Oct 14/10

Warrants to Purchase Shares

Name	Purchase Date	Warrant Balance	Exercise Price	Expiry Date

Peter Dasler	Nil

Harry Barr	Jan 16/02	1,380,000	$0.10	Jan 16/07
	Nov 14/02	890,000	$0.12	Nov 14/07
	Sept 9/03	545,000	$0.12	Sept 9/06

Bernard Barlin	Nil

Colin Bird	Mar 8/06	37,500	$0.52	Mar 8/07

Gordon Steblin	Mar 8/06	1,191	$0.52	Mar 8/07

Hubert Marleau	Nil

Taryn Downing	Mar 8/06	1,191	$0.52	Mar 8/07

(1)

Of the 256,117 shares beneficially owned by Harry Barr, 78,076 are held directly, 27,042 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and 150,999 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.

(2)

Of the 105,800 common shares beneficially owned by Peter Dasler, 55,000 are owned directly, 50,800 are owned by Bay Geological Inc., a wholly-owned company of Mr. Dasler.

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

Amendment to Stock Option Plan

At the Company’s Annual General and Special Meeting on September 20, 2006 d isinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 9,286,419 to 15,450,578 shares.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 9,286,419 shares.  As of the Record Date, 7,718,165 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options	-	1,107,000
Shares reserved for issuance pursuant to unexercised incentive stock options	-	7,718,165
Unallocated shares available for future grants of incentive stock options	-	461,254
TOTAL		9,286,419

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 15,450,578 shares.

Amendment to Previously Granted Incentive Stock Options

At the Company’s Annual General and Special Meeting on September 20, 2006, TSX Venture Exchange policy requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider (as that terms is defined in the policies) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held September 22, 2005, the approval of disinterested shareholders will be sought at the Meeting for any reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

Performance Shares

At the Company’s Annual General and Special Meeting on September 20, 2006 , management of the Company will be seeking shareholder approval to permit the Company to issue up to 3,862,644 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 77,252,894 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

In 2003, 2004 and 2005, shareholders approved the issuance of an aggregate 4,423,580 nominal value performance shares which represented 5% of the Company’s issued and outstanding share at the time shareholder approval was obtained.

To date none of these performance shares have been issued.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2006:

Number outstanding 30 April 2005	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date
74,000	-	(62,000)	(12,000)	-	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000	-	-	-	16,000	$0.50	28 August 2006
-	249,200*	(126,350)	-	122,850	$0.35	31 August 2006
-	37,450*	(32,699)	-	4,751	$0.35	22 September 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
110,000	-	(19,000)	-	91,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
671,000	-	(151,000)	-	520,000	$0.25	10 September 2008
1,038,000	-	(238,000)	-	800,000	$0.10	25 June 2008
2,000,000	-	(255,000)	(180,000)	1,565,000	$0.40	5 November 2009
300,000	-	-	(25,000)	275,000	$0.45	29 November 2009
122,000	-	-	(5,000)	117,000	$0.50	23 February 2010
458,000	-	-	(45,000)	413,000	$0.58	7 March 2010
150,000	-	-	-	150,000	$0.32	1 May 2010
-	75,000	-	-	75,000	$0.35	13 July 2010
-	3,300,000	-	-	3,300,000	$0.45	14 October 2010
-	200,000	-	-	200,000	$0.42	14 February 2011
5,115,165	3,861,650	(884,049)	(267,000)	7,825,766

*

Agent compensation options exercisable into one unit at $0.35 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year at a price of $0.45 per share.

Stock Options

The following table sets out the options granted to directors, executive officers, and others during the Company’s most recently completed financial year.

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry
Employees/Consultants	July 13/05	75,000	$0.35	July 13/10
Employees/Consultants	Aug 31/05	249,200	$0.35	Aug 31/06
Employees/Consultants	Sept 22/05	37,450	$0.35	Sept 22/06
Employees/Consultants	Oct 14/05	1,820,000	$0.45	Oct 14/10
Directors/Officers	Oct 14/05	1,480,000	$0.45	Oct 14/10
Employees/Consultants	Feb 14/06	200,000	$0.42	Feb 14/11

The following table sets out the options exercised to directors, executive officers, and others during the Company’s most recently completed financial year.

Optionee	Date of Grant	Number of Shares Acquired on Exercise	Exercise Price	Date of Expiry
Employees/Consultants	Apr 18/96	3,000	$0.50	Apr 18/06
Directors/Officers	Apr 18/96	59,000	$0.50	Apr 18/06
Employees/Consultants	Sept 10/03	151,000	$0.25	Sept 10/08
Employees/Consultants	Feb 10/04	19,000	$0.35	Feb 10/07
Employees/Consultants	June 25/04	38,000	$0.10	June 25/08
Directors/Officers	June 25/04	200,000	$0.10	June 25/08
Employees/Consultants	Nov 5/04	255,000	$0.40	Nov 5/09
Employees/Consultants	Aug 31/05	126,350	$0.35	Aug 31/06
Employees/Consultants	Sept 22/05	32,699	$0.35	Sept 22/06

The following table sets out the options cancelled/expired to directors, executive officers, and others during the Company’s most recently completed financial year.

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	Apr 18/96	10,000	$0.50	Apr 18/06
Directors/Officers	Apr 18/96	2,000	$0.50	Apr 18/06
Employees/Consultants	Feb 23/00	5,000	$0.50	Feb 23/10
Employees/Consultants	Nov 5/04	180,000	$0.40	Nov 5/09
Employees/Consultants	Nov 29/04	25,000	$0.45	Nov 29/09
Employees/Consultants	Mar 7/05	45,000	$0.58	Mar 7/10

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at July 27, 2006.

Shareholder Name And Address	Number Of Shares Held (2)	Percentage Of Issued Shares
CDS & Company(1) 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	63,800,675	82.6%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2006, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended April 30, 2006 consolidated financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2006 which contains an audit report dated July 11, 2006 (except for Note 5(k) which is at July 21, 2006).

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Since January 4, 1988, the common shares of the Company have been listed on the TSX Venture Exchange as is a Tier 1 Company.

The high and low market prices for the shares of the Company on the TSX Venture Exchange for the five most recently completed financial years:

Year Ended	High	Low

May 2005 – April 2006	0.76	0.26
May 2004 – April 2005	0.64	0.10
May 2003 – April 2004	0.45	0.09
May 2002 – April 2003	0.32	0.09
May 2001 – April 2002	0.34	0.07

The high and low market prices for the shares of the Company on the TSX Venture Exchange for each quarter for the two most recently completed financial years:

Year Ended	High	Low

First Quarter July 2005	0.455	0.26
Second Quarter October 2005	0.50	0.325
Third Quarter January 2006	0.56	0.305
Fourth Quarter April 2006	0.76	0.37

First Quarter July 2004	0.15	0.10
Second Quarter October 2004	0.40	0.12
Third Quarter January 2005	0.475	0.27
Fourth Quarter April 2005	0.64	0.315

The high and low market prices for the shares of the Company on the TSX Venture Exchange for the most recent six months:

Month Ended	High	Low

July 2006	0.57	0.41
June 2006	0.70	0.44
May 2006	0.77	0.54
April 2006	0.76	0.51
March 2006	0.68	0.425
February 2006	0.52	0.37

The high and low market prices for the shares of the Company on the TSX Venture Exchange on the first trading day in the most recent six months:

Month Ended	High	Low

July 2006	0.57	0.53
June 2006	0.64	0.58
May 2006	0.59	0.55
April 2006	0.74	0.64
March 2006	0.465	0.435
February 2006	0.52	0.485

On April 30, 2006 the closing sale price of the common shares on the TSX Venture Exchange was $0.55 per share.

Since July 20, 1999, the common shares of the Company have been listed on the OTC Bulletin Board.

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for the five most recent full financial years:

Year Ended	High	Low

May 2005 – April 2006	0.75	0.21
May 2004 – April 2005	0.52	0.07
May 2003 – April 2004	0.39	0.06
May 2002 – April 2003	0.24	0.06
May 2001 – April 2002	0.22	0.05

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each full financial quarter for the two most recent full financial years:

Year Ended	High	Low

First Quarter July 2005	0.38	0.21
Second Quarter October 2005	0.45	0.275
Third Quarter January 2006	0.49	0.257
Fourth Quarter April 2006	0.75	0.301

First Quarter July 2004	0.11	0.07
Second Quarter October 2004	0.32	0.08
Third Quarter January 2005	0.45	0.23
Fourth Quarter April 2005	0.52	0.201

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

July 2006	0.56	0.35
June 2006	0.636	0.39
May 2006	0.71	0.48
April 2006	0.69	0.45
March 2006	0.75	0.37
February 2006	0.48	0.301

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

July 2006	0.52	0.50
June 2006	0.579	0.549
May 2006	0.54	0.494
April 2006	0.69	0.55
Mar 2006	0.408	0.39
February 2006	0.46	0.417

On April 30, 2006 the closing sale price of the common shares on the OTCBB was $0.50 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at July 27, 2006, the number of record holders of common shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On July 27, 2006, 77,252,894 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at July 27, 2006
572	96	6,935,265	8.9%

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

B.

Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the Toronto Venture Exchange since January 4, 1988 under the trading symbol “CVV” and on the OTCBB from December 3, 1999 and under the trading symbol of “CVVLF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.

D.

Selling Shareholders

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of July 27, 2006, the Company has 77,252,894 common shares without par value issued and outstanding which are fully paid.

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

At the Company’s Annual General and Special Meeting scheduled for September 20, 2006, the shareholders of the Company will be asked to vote for the change of name to CanAlaska Uranium Ltd. or such other name as may be approved by the directors of the Company and by regulatory authorities, that such name change be effected at such time as may be determined and approved by the directors of the Company.

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVLF since December 3, 1999.

The Company is a reporting Company in British Columbia, Alberta, Ontario and Newfoundland.  The Company is extra-provincially registered in Saskatchewan and Manitoba.

C.

Material Contracts for the year ended April 30, 2006.

During the year ended April 30, 2006 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

F.

Dividends and Paying Agents

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2006, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Peter Dasler and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended April 30, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

The Auditors did not test the effectiveness of nor rely on the internal controls of the Company for the fiscal years ended April 30, 2006, 2005 and 2004.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL REPORT

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

3.

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

4.

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

Mr. Marleau is an independent member of the audit committee and is financially literate.  With Mr. Marleau’s extensive work history working with private and public companies as a director, Mr. Marleau has an understanding of internal controls and procedures for financial reporting.

Mr. Barlin is an independent member of the audit committee and is financially literate.  With Mr. Barlin’s extensive work history working with private and public companies as a director, Mr. Barlin has an understanding of internal controls and procedures for financial reporting.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.  The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached as an exhibit under Item 19.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

Services	Year ended April 30, 2006	Year ended April 30, 2005
Audit Services	$27,943	$27,631
Audit – and review – related services	$-	$-
Tax Services	$8,650	$6,403
All Other Services	$-	$718
	$36,593	$34,752

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

The following exhibits are filed with this Form 20-F Annual Report for the year ended April 30, 2006:

Exhibit 1:

Consolidated Financial Statements

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated July 11, 2006 (except for Note 5(k) which is at July 21, 2006).

Consolidated Balance Sheet as at April 30, 2006 and 2005

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

April 30, 2006, 2005 and 2004

Consolidated Statements of Loss for the Fiscal Years Ended April 30, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the Fiscal Years Ended April 30, 2006, 2005 and 2004

Consolidated Schedules of Mineral Property Costs for the Fiscal Years Ended April 30, 2006 and 2005

Notes to Consolidated Financial Statements

Exhibit 2:

Management Discussion and Analysis

Exhibit 3:

CEO Certification of Annual Filings

Exhibit 4:

CFO Certification of Annual Filings

Exhibit 5:

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 6:

CEO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 7:

CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 8:

CanAlaska Ventures Ltd. Code of Business Conduct and Ethics

Exhibit 9:

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 10:

Notice of Meeting

Exhibit 11:

Information Circular

Exhibit 12:

Proxy

Exhibit 13:

Supplemental Request Form

Exhibit 14:

Annual Report

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated August 25, 2006

CANALASKA VENTURES LTD.

“Peter Dasler”

President & CEO

“Gordon Steblin”

Chief Financial Officer

73