Form 20-F
period 2007-04-30
CANALASKA URANIUM LTD
filed 2007-08-30
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

AUGUST 27, 2007

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSITION PERIOD FROM ______________ TO _________________
COMMISSION FILE NUMBER:	0-28792

CanAlaska Uranium Ltd.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
Not Applicable
(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)
British Columbia, Canada
(JURISDICTION OF INCORPORATION OR ORGANIZATION)
2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.
TITLE OF EACH CLASS	NAME ON EACH EXCHANGE ON WHICH REGISTERED
None	Not Applicable

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.
Common Shares Without Par Value
(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.
None
(TITLE OF CLASS)
INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON SHARES AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
107,697,758 Shares
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES		NO	X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES		NO	X

Note – Checking the box above will not relieve any registrant required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES	X	NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchanage Act (Check one):

Large accelerated filer	Accelerated filer		Non-accelerated filer	X
Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES		NO	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES		NO	X

TABLE OF CONTENTS

Page

Glossary of Mining Terms

6

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

10

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

History and Development of the Company

16

B.

Business Overview

17

C.

Organizational Structure

17

D.

Property Plant and Equipment

17

SECTION 1 URANIUM PROJECTS

17

1.

West McArthur Project

17

2.

Other Athabasca Basin Uranium Projects

22

a.

Alberta Project, Alberta

22

b.

Arnold Project, Saskatchewan

23

c.

Black Lake, Saskatchewan

23

d.

Cree East Project, Saskatchewan

23

e.

Cree West Project, Saskatchewan

24

f.

FDLC, Saskatchewan

24

g.

Geikie Project, Saskatchewan

25

h.

Helmer Project, Saskatchewan

25

i.

Hodgson Project, Saskatchewan

25

j.

Key Project, Saskatchewan

25

k.

Lake Athabasca Project, Saskatchewan

26

l.

McTavish Project, Saskatchewan

27

m.

Manitoba Properties

27

n.

Moon Project, Saskatchewan

27

o.

Waterbury Project, Saskatchewan

27

p.

Northeast Project, Saskatchewan

28

q.

Camsell, Saskatchewan

29

r.

Poplar, Saskatchewan

29

s.

Grease River, Saskatchewan

29

t.

Fond Du Lac Project, Saskatchewan

30

3.

Elliot Lake Project, Saskatchewan

30

SECTION 2 OTHER PROJECTS

30

1.

Rainbow Hill Project, Alaska

30

2.

Voiseys Bay Project, Labrador

31

a.

Mineral Licences 785M and 787M

31

b.

Konrad:  Mineral Licence 972M

32

3.

Zeballos Project, British Columbia

32

4.

Glitter Lake, Quebec

33

5.

New Zealand

33

a.

Cascade Creek Properties, Buller Area

33

b.

Granite Dome (Permit 39278), Greymouth

34

c.

Greymouth North (Permit 39279), Greymouth

34

d.

Mt. Mitchell (Permit 40669), Northland

34

e.

Reefton South (Permit 40677), Reefton

35

f.

Rise and Shine (Option from Oceana Gold), Cromwell

35

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

35

A.

Operating Results

35

Twelve Months Ended April 30, 2007 compared to

Twelve Months Ended April 30, 2006

36

Twelve Months Ended April 30, 2006 compared to

Twelve Months Ended April 30, 2005

37

B.

Liquidity and Capital Resources

39

Twelve Months Ended April 30, 2007 compared to

Twelve Months Ended April 30, 2006

39

Twelve Months Ended April 30, 2006 compared to

Twelve Months Ended April 30, 2005

40

C.

Research and Development, Patents and Licenses, etc.

40

D.

Trend Information

40

E.

Off-Balance Sheet Arrangements

40

F.

Tabular Disclosure of Contractual Obligations

40

G.

Safe Harbor

41

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

41

A.

Directors and Senior Management

41

B.

Compensation

44

C.

Board Practices

49

D.

Employees

52

E.

Share Ownership

52

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

56

A.

Major Shareholders

56

B.

Related Party Transactions

57

C.

Interests of Experts and Counsel

57

ITEM 8.

FINANCIAL INFORMATION

57

A.

Consolidated Statements and Other Financial Information

57

B.

Significant Changes

57

ITEM 9.

THE OFFER AND LISTING

57

A.

Offer and Listing Details

57

B.

Plan of Distribution

59

C.

Markets

59

D.

Selling Shareholders

59

E.

Dilution

59

F.

Expenses of the Issue

60

ITEM 10.

ADDITIONAL INFORMATION

60

A.

Share Capital

60

B.

Memorandum and Articles of Association

60

C.

Material Contracts

60

D.

Exchange Controls

60

E.

Taxation

61

F.

Dividends and Paying Agents

68

G.

Statements by Experts

68

H.

Documents on Display

68

I.

Subsidiary Information

68

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

68

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

68

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

68

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

69

ITEM 15.

CONTROLS AND PROCEDURES

69

ITEM 16.

[ RESERVED ]

70

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

70

ITEM 16B.

CODE OF ETHICS

72

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

73

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

73

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS.

73

PART III

ITEM 17.

FINANCIAL STATEMENTS

73

ITEM 18.

FINANCIAL STATEMENTS

73

ITEM 19.

EXHIBITS

73

SIGNATURES

74

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement.

Ag	The chemical symbol for silver.
Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Airborne Survey	Geophysical measurements conducted from specialized aircraft and equipment.
Au	The chemical symbol for gold.
Alteration	A physical and chemical change in rocks caused by later chemical events.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Aphebian	Period of time in the earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Basin	A round or oval depression in the Earth's surface, containing the youngest section of rock in its lowest, central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	CanAlaska Uranium Ltd.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	Holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Cretaceous	The third and latest of the periods in the Mesozoic Era.

Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Fault	Fracture in the earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
ITF	Freegold Ventures Limited.
Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gneiss	Layered granite like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Kimberlite	A blue/grey igneous rock which contains olivine, serpentine, calcite and silica.
km	A measure of distance known as a kilometre.
Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach, or dissolve, from the rocks.
Lode	Zone of metal veins.
Mg	The chemical symbol for magnesium.
Mafic	Igneous rocks with dark minerals.
MEGA-Tem II	A proprietary airborne geophysical survey characterized by higher power survey instruments and special processing equipment.
Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Ni	The chemical symbol for nickel.
Nickel	A hard white silver metallic chemical element.
NSR	Net Smelter Returns.
opt	Ounce per ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
PFN	Pacific North West Capital Corp.
Pitchblende	Uranium oxide mineral with general composition U3O8, the chief Uranium ore mineral.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.
Pd	The chemical symbol for Palladium.
Proterozoic	Period of time in earth’s history between 2.5 billion years ago and 544 million years ago.
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions intersecting at angles at about 87 degrees and 93 degrees.
Pyrrhotite	A brown to reddish brown, magnetic iron monosulphide mineral. An ore of nickel.
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
Rare Earth	The Rare Earth elements (REE) include the 15 elements in the lanthanide series of the Periodic Table of Elements plus Yttrium and scandium.
SIC	Sudbury Igneous Complex.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Sphalerite	A zinc sulphide.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
U3O8

Uranium oxide concentrate. The mixture of uranium oxides produced after milling uranium ore from a mine. Sometimes loosely called yellowcake. It is yellow in colour and is usually represented by the empirical formula U3O8. Uranium is sold in this form.

Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.
Uraninite	A mineral consisting of uranium oxide and trace amounts of radium and thorium and polonium and lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.
VTEM	A proprietary airborne geophysical survey characterized by sensitive specialized equipment attached to a larger than normal survey loop carried under a helicopter.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

CanAlaska Uranium Ltd. (“CanAlaska” or the “Company”) has a limited history of operations and has not generated any operating revenues.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the common shares and it does not expect to pay dividends in the foreseeable future.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles generally accepted in the United States ("U.S. GAAP") as applied to the Company.  For a comparison of these differences, refer to footnote No. 11 to the April 30, 2007 Audited Consolidated Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004	Year Ended April 2003
Cash	10,076,042	6,748,271	2,935,422	2,011,877	213,355
Total Assets	33,207,438	18,822,102	7,071,197	4,510,989	2,461,291
Current Liability	2,279,577	278,281	97,301	67,298	62,060
Shareholders Equity	30,927,861	18,543,821	6,973,896	4,443,691	2,399,231
Interest Income	222,549	86,332	40,976	15,308	2,823
Gain (Loss) on Sale of Investments	40,312	51,145	-	49,624	139,390
General & Other Expenses	2,054,845	1,764,173	1,841,441	742,922	444,706
Mineral Properties Written Off	1,939,894	179,399	539,151	24,855	211,946
Write-down of Investments	10,338	-	64,061	55,463	35,153
Net Loss	(1,828,759)	(328,159)	(1,912,218)	(712,481)	(558,663)
Deficit	(21,089,312)	(19,260,553)	(18,932,394)	(17,020,176)	(16,307,695)
Weighted Avg.# of Shares O/S	86,919,917	55,633,446	33,356,642	20,468,864	13,760,332
Net Loss Per Share	(0.02)	(0.01)	(0.06)	(0.03)	(0.04)

Selected Financial Data

U.S. GAAP

(in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	Year Ended April 2007	Year Ended April 2006 Restated	Year Ended April 2005 Restated	Year Ended April 2004 Restated	Year Ended April 2003 Restated
Cash	10,076,042	6,748,271	2,935,422	2,011,877	213,355
Total Assets	15,848,377	8,924,796	3,947,715	2,918,297	910,646
Current Liability	1,333,560	278,281	97,301	67,298	62,060
Shareholders Equity	14,514,817	8,646,515	3,850,450	2,850,999	848,586
Interest Income	222,549	86,332	40,976	15,308	2,823
Write down of investments	10,388	-	64,061	55,463	35,153
Gain (Loss) on Sale of Investments	40,315	51,145	-	49,624	139,390
General and other Expenses	2,054,845	1,764,173	1,841,441	742,922	444,706
Net Exploration Expenditures	7,960,874	7,250,411	1,968,727	273,313	249,283
Net Loss	(10,448,543)	(8,944,554)	(3,789,594)	(985,939)	(807,946)
Deficit	(42,525,411)	(32,076,868)	(23,132,314)	(19,496,320)	(18,510,381)
Weighted Avg. # of Shares O/S	86,919,917	55,633,446	33,356,642	20,468,864	13,760,332
Net Loss Per Share	(0.12)	(0.16)	(0.11)	(0.05)	(0.06)

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

(10)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2007, the Company had reserved, 22,956,547 common shares for issuance upon the exercise of warrants and incentive stock options.  Such common shares represent a potential equity dilution of approximately 21%, based upon the number of outstanding common shares at April 30, 2007, of 107,697,758.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2007, the Company had unlimited authorized but unissued and unreserved number of common shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

(13)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Registrant is a Canadian corporation.  All but three of its directors are residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of any of the Registrant, such directors or officers under the United States federal securities laws.  The Registrant has been advised by its Canadian counsel that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of the United States courts of competent jurisdiction obtained against the Registrant, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Registrant or their respective directors and officers predicated solely upon such securities laws.  Accordingly, United States shareholders may be forced to bring actions against the Registrant and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Registrant or its directors and officers.  Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder.  Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Uranium Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.

The Company carries out its operations in Alaska through its wholly-owned subsidiary, CanAlaska Resources Ltd., USA.  The Company is the sole shareholder of CanAlaska Resources Ltd, USA.

The Company has a wholly-owned New Zealand subsidiary, Golden Fern Resources Limited.

The Company has a wholly-owned subsidiary, CanAlaska West McArthur Uranium Ltd. and CanAlaska Korea Uranium Ltd.

The Company’s agent in the United States is Incorp Services, Inc., 3155 East Patrick Lane, Suite 1, Las Vegas, NV 89120-3481.

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

C.

Organizational Structure

The Company is the sole shareholder of CanAlaska Resources Ltd., USA, a Nevada corporation, CanAlaska West McArthur Uranium Ltd. and CanAlaska Korea Uranium Ltd.

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

SECTION 1:

URANIUM PROJECTS

The Company has committed over 90% of its current exploration efforts to uranium exploration in Canada.  The projects which are of most significance to this effort are detailed in Item 4 Section 1.  All of the Company’s other projects are briefly detailed in Item 4 Section 2.

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

Table 1. Areas, record dates, assessment work requirements by claim

Claim number	Nominal area (hectares)	Record Date	Annual work requirements years 2 to 10
S-108010	3036	Mar. 10, 2005	$36,432
S-108011	3836	Mar. 10, 2005	$46,032
S-108012	190	Mar. 10, 2005	$2,280
S-107561	4690	Oct. 26, 2004	$56,280
S-107562	5548	Oct. 26, 2004	$66,576
S-107563	4525	Oct. 26, 2004	$54,300
S-107564	5039	Oct. 26, 2004	$60,468
S-107565	5600	Oct. 26, 2004	$67,200
S-107773	3358	Nov. 12, 2004	$40,296
TOTAL	35822		$429,684

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

On April 5, 2007 Mitsubishi Development Pty Ltd, an Australian company wholly owned by Mitsubishi Corp. of Japan, entered into an option agreement with CanAlaska Uranium Ltd. to earn a 50% ownership of the property by making a $1,000,000 option exercise payment within 30 days of completing $10,000,000 of required option payments, which are payable as follows:

		Option Payments

On or before 10 April 2007	(paid)	$2,309,677.84
On or before 31 October 2007	(paid $1,624,733 to 30 April 2007)	2,690,329.16
On or before 31 October 2008		2,500,000.00
On or before 31 October 2009		2,500,000.00
		$10,000,000.00

Upon the exercise of its option, Mitsubishi will enter into a 50/50 joint venture with the Company which will be governed under a Joint Venture Agreement.  The Company will act as operator of the exploration project prior to the formation of the joint venture and earns a management fee of 10% of the exploration expenditures incurred.  During the current year the Company recovered administration costs of $336,293 as the operator.

Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

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

The Company has carried out drill testing of target areas totaling 12 drill holes.  Anomalous uranium and boron was intercepted in numerous holes. In some cases the drilling has intersected a stringer of pitchblende uranium mineralization at the unconformity contact, and along fractures.

Exploration

Several phases have been undertaken on the West McArthur Project since the beginning of 2006.  They were concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered in 2005. To date, there has been 12 holes drilled on the project. Below are the highlights of the drilling program.

In spring 2006, four holes were drilled and in all four holes elevated uranium values, clay (Illite/Dravite) alteration and pathfinder minerals such as Cobalt, Copper, Nickel, and Boron were present.  In hole WMA004 stringer uranium mineralization was intercepted (0.2 metres of 0.28% U3O8) and heavy fracturing was noted. In many cases the sandstone and basement rocks were heavily bleached and friable indicating the presence of a major alteration system.

These strong indications were great incentive to continue exploring and in summer 2006, CanAlaska continued its drill program with similar results. Three holes were drilled to further define the extent and nature of the mineralization. Again heavy clay alteration, pathfinder mineralization and stringer uranium was intercepted. In this case a long zone of silicification (22 metres) was intercepted above a zone of intense alteration and elevated uranium mineralization. The most significant assay was 0.16% U3O8 over 0.5 metres.

In Winter/Spring 2007, five more holes were drilled to test more targets outlined by the ongoing geophysical exploration. Most significantly, hole WMA 010 intersected a significant zone of alteration including silicification, brecciation and clay alteration.  A 3-metre mineralized zone was intersected from 881.3 to 884.3 with a maximum of 1,600 cps at 881.3 to 881.8 metres as measured by hand-held scintillometer. The alteration zone extends into the basement.

2.

Other Athabasca Basin Uranium Projects

The Company has a 100% interest in a series of other large uranium exploration projects in the Athabasca region.  The following project overviews in italicized text was prepared for CanAlaska Ventures Ltd. by Jim Kermeen, P.Eng.

Camsell
Grease River
North East Project
Poplar
Black Lake
Fond du Lac
Lake Athabasca
Helmer
Alberta
ATHABASCA BASIN
Hodgson
Waterbury
Arnold
McTavish
West McArthur
Cree West
Moon
Cree East
Key
ATHABASCA BASIN
Uranium Deposits
Athabasca Basin Edge
Exclusions
CanAlaska Projects
Other Claims
Cameco/Areva/UEX
Map Drafted By Andrew Watson CanAlaska Uranium Ltd Aug 2007
Copyright 2007 CanAlaska Uranium Ltd. All rights Reserved
CanAlaska Uranium Projects
in the Athabasca Basin
0 25 50 100 150
Kilometres

(a)

Alberta Project, Alberta

This large project comprises 13 contiguous permits totaling 97,150 hectares covering most of the Alberta section of Lake Athabasca.  Flat-lying Athabasca sandstone underlies most of the property with depths to the unconformity at its base varying from 0 to 800 metres.  The basement is thus explorable with modern geophysical systems.  Uranium showings occur in adjacent basement rocks and Athabasca Group outliers, and shallow water depths are favorable for diamond drilling.

In 2006, additional marine seismic surveying was performed as follow-up to the success of our 2005 waterborne survey program.  First-pass grid coverage of the entire project was accomplished using deep-penetrating multi-channel seismic equipment.  In the early part of 2006, we flew a MEGATEM® electromagnetic airborne survey over the property which was then sent for further processing by Condor Consulting of Denver.  The permit area in Alberta has been reduced to that which management believes is suitable for the conduct of further exploration.

(b)

Arnold Project, Saskatchewan

This project is contiguous block of 5 mineral claims totaling 24,285 hectares located 30 km west of the producing McArthur River mine; flat-lying Athabasca sandstones unconformably overlie basement at depths varying from 600 to 900 metres; prior geophysical surveys were not effective to this depth making the property prospective for current techniques.

In summer 2006, a Geotech V-TEM survey was completed and ground based sampling/lake sediment analysis was performed on the property.

(c)

Black Lake Project, Saskatchewan

In December 2006, CanAlaska optioned the project from the Black Lake Denesuline Band. The project consist of three blocks totaling 32,037 hectares.  CanAlaska holds an option to spend $2 million in exploration to earn a 49% interest in the project.  CanAlaska will also pay the Black Lake Denesuline additional consideration of C$130,000, and  300,000 CanAlaska shares.

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 31 Novermber 2007		30,000	100,000	300,000
On or before 31 Novermber 2008		40,000	50,000	400,000
On or before 31 Novermber 2009		40,000	50,000	500,000
On or before 31 Novermber 2010		--	--	800,000
Total		$130,000	300,000	$2,000,000

In early 2007, a VTEM electromagnetic airborne survey was undertaken on the project.

(d)

Cree East Project, Saskatchewan

Comprised of 16 contiguous mineral claims totaling 55,935 hectares, the Cree East Project lies about 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin.  Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres, and the property is considered re-explorable because of favoured location and relative ease of exploration.

In 2006, detailed collection of over 2,000 surface rock samples and over 400 lake sediment samples by CanAlaska's field crews defined three large areas of dravite and clay alteration on surface, and localised boulder samples containing anomalous uranium.

It is thought that the dravite and clay alteration, coupled with the anomalous uranium in the lakes and boulders in this vicinity indicates the proximity of unconformity and basement style uranium mineralization. The shallow depth to basement also allows close definition of conductive zones and geological structures, using the airborne survey data. Initial ground geophysical data from the first lines of IP-Resistivity surveys have also provided the Company with evidence of strong alteration in the sandstone horizons overlying these basement conductors. The Company is presently conducting additional IP-Resistivity and Audio Magneto Telluric geophysical surveys in efforts to define targets for drilling to commence in the coming winter season.

On May 7th 2007, a consortium of South Korean companies led by Hanwha Corp., signed an MOU with CanAlaska to work towards an agreement whereby the South Korean Consortium may earn a 50% ownership interest in the property for C$19 million. All exploration expenditures incurred by CanAlaska since June 1, 2007 would be recompensed under this agreement. Negotiations to finalize the agreement are ongoing.

(e)

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

The Company acquired a 100% interest in 4 mineral claims (31,777 acres) through staking, known as the Cree West property.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Cree West property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	-	$-
On or before 1 May 2006	(completed)	-	200,000	100,000
On or before 1 November 2006	(received)	25,000	-	100,000
On or before 1 May 2007	(received)*	50,000	200,000	400,000
On or before 1 May 2008		50,000	200,000	1,000,000
On or before 1 May 2009				2,000,000
Total		$150,000	600,000	$3,600,000

*received subsequent to year-end

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

(f)

FDLC, Saskatchewan

This property is a certain group of claims located adjacent to and surrounding the Fond du Lac property.

(g)

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

In summer 2006, a Geotech V-TEM survey was completed and ground-based sampling/lake sediment analysis was done on the property. Management felt that the project did not possess significant potential for mineralization and the project has been terminated.

(h)

Helmer Project, Saskatchewan

This contiguous block of 19 mineral claims totaling 61,187 hectares lies in the north-central part of the Athabasca Basin within 3 and 25 kilometers of the north rim and 50 km southeast of Uranium City.  Athabasca sandstones overlie Archean basement throughout most of the property with the unconformity at depths varying from 150 to 650 metres.  Prior operators located boulders of sandstone assaying up to 2.23% U3O8.  A recent airborne electromagnetic survey conducted by the Company detected major basement conductors, which had not been detected by previous surveys.

Exploration in 2006 comprised a BHP Billiton Falcon Gravity Survey with interpretation and analysis of the data completed for the balance of 2006.  In summer 2007, CanAlaska moved to drill-test the property with eight drill holes planned to test the main conductors and structural breaks associated with the geophysical and geological targets. The shallowest holes are expected to intercept the unconformity at 200-250 metres depth.

The main structural event on the property is the Grease River Fault Zone (GRFZ). This is one of the major geological structures cutting the Athabasca Basin and the vertical offset in this area is up to 400 metres displacement. Parallel structures and offset splays are associated with the trace of the GRFZ. The Fond du Lac unconformity uranium deposit further to the east is also believed to be associated with this structure.

(i)

Hodgson Project, Saskatchewan

Seven contiguous claims totaling 30,262 hectares lie between 23 and 57 km west of the Cigar Lake Mine.  Uranium mineralization occurs in sandstone at Tucker lake, near the eastern end of the property, and prior drilling indicates 600 to 800 metres of sandstone overlying basement.  Deeper penetrating geophysical systems offer new prospectivity.

In summer 2006, a Geotech V-TEM electromagnetic survey was completed and ground-based sampling/lake sediment analysis was performed on the property.

(j)

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

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area. In winter 2007, three holes were drilled on a conductor which intersected minor uranium mineralization (.058% U3O8 over 1 meter), alteration and faulting.

The Company acquired a 100% interest in 5 mineral claims (14,821 acres) through staking, known as the Key Lake property.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Key Lake property.

Arimex may, at its option earn a 50 % interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	-	-	100,000
On or before 15 October 2006	(received)	25,000	-	-
On or before 31 January 2007	(completed)	-	-	50,000
On or before 28 February 2007	(received)	50,000	100,000	-
On or before 31 May 2007	(completed)	-	-	600,000
On or before 28 February 2008		50,000	100,000	-
On or before 31 May 2008		-	-	600,000
On or before 31 May 2009		-	-	650,000
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60 % interest, at which time Arimex may elect to become the operator.  During the current year the Company recovered administration costs of $25,385 as the operator.

Should the Company reach commercial production, the Company will receive a 3% net smelter royalty.

(k)

Lake Athabasca Project, Saskatchewan

This large project comprises 13 contiguous mineral claims totaling 62,395 hectares, chiefly on Lake Athabasca, southwest of Uranium City.  Islands south of Crackingstone Point and the former producing Gunnar Mine comprise about 8 % of the property area.  Athabasca group sandstones underlie an estimated 90% of the property with depths to underlying older metamorphic basement varying from 0 to 600 metres.  High grade uranium mineralization occurs in Athabasca sandstone at Stewart Island, in the northeast corner of the property.  A recent airborne electromagnetic-magnetic survey in the northeast sector of the property confirmed previously indicated shallow conductors and indicated new conductors at greater depths.

In 2006, extensive geophysical and marine seismic work was completed on the property. Additionally, extensive and detailed mapping was performed on selected areas in and around the Stewart Island showing to investigate the nature and the controls on the mineralization. This work also found several other types of mineralization, most notably, granite-hosted mineralization similar to that found at the Gunnar uranium deposit.

Drilling began in winter 2007 after extensive compilation and analysis was performed in fall 2006.  The first drill-hole, LAA 001, intersected the near-surface dense hematite-silica alteration zone and followed it at depth, then intersected a second zone of vuggy quartz and dravite breccia.

Two more highly-prospective holes, LAA 002 and LAA006, confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area. LAA002's mineralised intersection included one metre of 3,000 cps radiation in dark pervasively silicified sandstone, in proximity to the Stewart Island historical uranium showing.

In LAA006, located on Grouse Island, 3.5 km south east of the initial 5 holes, drilling intercepted major fracturation and brecciation of the sandstone from surface to the unconformity, which is at 156 metres depth. There is significant quartz-dravite flooding in the hole, with strong alteration over 20 metres into the basement rocks, associated with strong fracturation, chloritization, shearing, with replacement dravite and quartz mineralization.

Evaluation of the project indicated that the area of interest was concentrated near the shore of the Crackingstone Peninsula, and areas in the archipelago to the south. Claims distant from these areas were terminated.

(l)

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

In summer 2006, a Geotech V-TEM survey was completed and ground-based sampling/lake sediment analysis was done on the property.

(m)

Manitoba Properties

The Company acquired mineral exploration licenses in north western Manitoba, which were originally operated as part of the Northeast property.  Additional leases were added adjacent to the properties in 2006 and 2007

(n)

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

In summer 2006, a Geotech V-TEM survey was completed and ground-based sampling/lake sediment analysis was done on the property.

(o)

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

In winter 2006, several targets were drilled and exhibited clay alteration, along with elevated uranium values.  In winter 2006/07, exploration continued, following up on a series of targets along a conductor that was located under Waterbury Lake. Additional geophysical surveying and drilling were performed along the conductor in winter 2007.

The Company acquired a 100% interest in certain mineral claims through staking, known as the Waterbury Property.

By agreement dated 9 November 2005, the Company optioned to Northwestern Mineral Ventures Inc. (“Northwestern”) up to 75% interest in the Waterbury property.

Northwestern may, at its option, earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(received/completed)	25,000	100,000	500,000
On or before 1 April 2007	(received/completed)	25,000	-	750,000
On or before 1 April 2008		75,000	100,000	750,000
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Northwestern has a vested 60 % interest, at which time Northwestern may become the operator.  During the current year the Company recovered administration costs of $46,259 as the operator.

The Company will receive a 3% net smelter royalty.

(p)

Northeast Project, Saskatchewan & Manitoba

The very large (404,162 hectares) Northeast Project straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake, Collins Bay B and Eagle Point Mines.  The project is therefore not strictly within the Athabasca Basin; however, there is considerable evidence that the Athabasca Group rocks may once have extended over the project area and may have influenced uranium mineralization on the basement rocks now forming bedrock on the property.  Large areas of anomalously radioactivity have been recorded by airborne radiometric surveys and numerous uranium-bearing boulders of various basement rocks have been located; detailed ground prospecting and geological mapping is underway.

A major effort was mounted in Summer 2006 to investigate the complex geology of this large project. These efforts led to the discovery of numerous zones of surface uranium mineralization, consistent with the samples of between 0.2% to 11% U3O8 obtained in summer 2005. Follow-up work in summer 2006 included detailed structural mapping of these mineralized areas, more surface sampling, and 8 424 kilometres of VLF geophysical surveying.  This led to the delineation of further styles of uranium mineralization.

Drill testing of the numerous targets was scheduled for winter 2006/07.  However, drilling was delayed due to technical difficulties.  A replacement drill rig has been contracted for summer/fall 2007. The permit area in Saskatchewan has been replaced by staked claims which management has retained for further exploration.

(q)

Camsell Project, Saskatchewan

The Camsell project (20,258 ha) is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northen edge of lake Athabasca.  It covers a large magnetic feature, which is thought to have potential for associated uranium mineralization.  During 2006, a MEGATEM® electromagnetic survey was flown on the property and the data was sent to Condor Consulting of Denver for processing. The Project area was expanded on the strength of the results of the survey.

(r)

Poplar Project, Saskatchewan

The Poplar project (84,568 ha) was recently staked by the company to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca properties.  Very little exploration work has ever been done in this area, because of the lake cover.

(s)

Grease River Project, Saskatchewan

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

In the prior year, the Company acquired a 100% interest in certain minerals claims through staking, known as the Grease River property.

On 10 April 2007, Yellowcake Plc. a British uranium investment company entered into an option agreement with CanAlaska Uranium to earn a 60% interest in the property.

Yellowcake may exercise its option to earn a 60% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$75,000	500,000	$-
On or before 01 Aug 2007				400,000
On or before 31 Aug 2007		75,000	500,000
On or before 31 Mar 2008		75,000	500,000	500,000
On or before 31 Mar 2009		75,000	500,000	1,000,000
On or before 31 Mar 2010			500,000	1,400,000
On or before 31 Mar 2011				1,700,000
Total		$300,000	2,500,000	$5,000,000

The Company will act as operator of the project until Yellowcake has a vested 60% interest, at which time Yellowcake may become the operator.

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $3,000,000.

In winter 2006/07, a compilation of all the extant historical work was completed in preparation for the summer exploration season.

(t)

Fond Du Lac Project, Saskatchewan

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline Band. The project is 39,093 ha and contains a historical Uranium deposit with a historical (non 43-101 compliant) resource.  CanAlaska must spend $2 million in exploration to earn a 49% interest in the project.  In addition, the company will pay the Fond Du Lac Denesuline as consideration C$130,000 and 300,000 shares.

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$
On or before 31 October 2007		30,000	100,000		300,000
On or before 31 October 2008		40,000	50,000		400,000
On or before 31 October 2009		40,000	50,000		500,000
On or before 31 October 2010					800,000
Total		$130,000	300,000		$2,000,000

In early 2007, a VTEM airborne survey was earned out on the project.

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

In October 2006 the Company has entered into an agreement with Pele Mountain Resources Inc. ("Pele") under which Pele has purchased a 100% interest in five unpatented mining claims comprising the Pardee property in Elliott Lake, Ontario.  Pele has agreed to pay CanAlaska a total of $13,000 in cash, to issue 60,000 common shares in the capital of Pele at an attributed value of $13,200 and to grant to CanAlaska a 1.75% Net Smelter Return Royalty.  Pele retains the right to buy back up to 1-percent of the NSR for a total of $1-million.

The seven claims remaining were felt to have little potential for economic uranium mineralization and were terminated in February 2007.

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

The Company terminated the option on the Gold Hill claims in May 2006 but retained the adjacent unpatented lode claims already held by the Company, for future sale.

In the current year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,147.

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

(i)

VBE – 1: Mineral Licence 785M

CanAlaska has no plans to expend funds on this project in 2007 and has communicated this to its joint venture partner.  The Property is in good standing until December 22, 2007.

(ii)

VBE – 2: Mineral Licence 787M

In October 2006, Celtic Minerals (Celtic) and Merrex Gold (Merrex)entered into an option agreement to acquire a 100% interest in the project for C$1.6 million in expenditures over four years and cash payments of $250 000 to be split with 50% co-owner Columbia Yukon (CY) and 125 000 shares of both Merrex and Celtic to be split equally between the co-owners. CanAlaska and CY together hold a 2% Net Smelter Return on the property, of which Celtic and Merrex can purchase 0.5% from each co-owner (for 1%) for C$2 million.

	Payments	Shares Celtic	Shares Merrex	Exploration Expenditures
On or before September 6th 2006 (Received)	$25,000	25 000	25 000	$-
On or before September 6th 2007	50,000	25 000	25 000	100,000
On or before September 6th 2008	75,000	25 000	25 000	250,000
On or before September 6th 2009	100, 000	25,000	25,000	500, 000
On or before September 6th 2010		25,000	25,000	750,000
Total	$250,000	125 000	125 000	$1,6000,00

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

As of July 3, 2007, the claims were terminated as the company and it’s joint venture partner decided not to pursue further exploration on the property.

In the current year, management and the joint venture partner made the determination that the results of its exploration programs on the property did not warrant further expenditures and allowed the claims to lapse and wrote-off the related acquisition and exploration costs of $24,568.

3.

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

In the current year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,382.

4.

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

By agreement dated August 15, 2003 and amended April 30, 2005, and amended on April 30, 2006, the Company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp (PFN), a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received))	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)	-	20,000	-
On or before 15 April 2007	(partially completed)	-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

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

5.

New Zealand

The Company holds directly, and through its wholly-owned subsidiary Golden Fern Resources Ltd. a number of mineral exploration permits in New Zealand.

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

As of June 2007, Management has terminated this project.

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

In 2006, follow up mapping and sampling was  carried out around target areas delineated by the initial survey.

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

In 2006, follow up mapping and sampling was  carried out around target areas delineated by the initial survey.

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

In 2006, follow up mapping and sampling was  carried out around target areas delineated by the initial survey.

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

The Company has carried out two limited drill programs on the property, and identified pervasive gold mineralization associated with the known previously worked areas.  A ground geophysical survey in early 2006 identified new structures and target areas for drilling.  Drilling in 2006 was completed and the results are currently undergoing analysis. The company is concluding it Joint Venture agreement with Oceana Gold, and is preparing for further drill programs, following Oceana’s decision on participation levels.

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

(a)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned.  Amounts received for the sale of resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property, payments in excess of capitalized costs are recognized in income.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves.

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

(b)

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

Twelve Months Ended April 30, 2007 Compared to Twelve Months Ended April 30, 2006

Results of Operations

The year ended April 30, 2007 resulted in a net loss of $1,828,759 which compares with a loss of $328,159 for the same period in 2006. The loss for 2007 has been reduced by $1,173,486 (2006 - $1,435,610), which is the tax benefit associated with the recognition of previously unrecorded losses and/or current period losses.  General and administrative expenses for the year ended April 30, 2007 were $2,054,845, an increase of $290,672 over the same period in 2006.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $597,314 for the period ended April 30, 2007 compared to $420,014 for the previous year. The stock compensation expense has been allocated by expense category on the income statement.  All general and administrative costs were consistent when compared to the previous fiscal year as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $222,549, an increase of $136,217 over the same period in 2006 as the Company had significantly higher cash balances. Management fee income of $464,268 was earned for being the operator of three option agreements on certain of its Saskatchewan mineral properties.  The Company also earned other income of $368,659 from property options compared to $10,000 in the prior year.  This other income results when option payments received on an option agreement exceeds the carrying value of the related mineral property, such that once the related carrying cost of the property has been fully recovered any excess is recognized as income.  The amount has increased substantially over the prior year due to the increase in option payments being received on the Waterbury, Key Lake and Cree West properties and a substantial portion of such payments in the prior year being first applied to reduce the carrying costs of these properties.  A $40,312 gain was realized on the sale of some its short-term investments.

For the year ended April 30, 2007, the Company incurred gross mineral property exploration costs of $15,028,710 with $5,238,010 being recovered in the form of option receipts in cash and shares and recovered exploration costs from optionees. The Company incurred exploration costs of $4,002,564 on the West McArthur project and received $3,934,411 of option payments from Mitsubishi Development Pty Ltd. under the terms of their option agreement.  The Company spent $1,029,379 on the Cree East property as compared to $139,768 due to the geophysics program undertaken in the current year.  The Company spent $1,478,867 on the Lake Athabasca project as compared to $747,260 in the prior year due to geophysical and marine seismic work undertaken in the current year.  The Company spent $3,495,075 on the NE Athabasca project as compared to $1,156,218 in the prior year due to detailed structural mapping, surface sampling and geophysical surveying undertaken in the current year.   Staking costs in Saskatchewan accounted for $282,585 of this amount. Acquisition costs including staking, share issuance and cash costs amounted to $309,732.  This was offset by option payments received from exploration property options both in shares and cash of $504,405 for a net recovery of $194,673.  Mineral property costs in the amount of $1,939,895 were written-off as the Zeballos, B.C., Geikie Project, SK, Newfoundland and Labrador, and certain New Zealand projects. The Alaskan optioned properties were terminated, but core claims were retained in the Rainbow area.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows was generally on a shared basis with associated companies, cost $278,581 for the year ended April 30, 2007, a decrease of $28,762 over the same period in 2006.

Twelve Months Ended April 30, 2006 Compared to Twelve Months Ended April 30, 2005

Results of Operations

The year ended April 30, 2006 resulted in a net loss of $328,159 which compares with a loss of $1,912,218 for the same period in 2005. The loss for 2006 has been reduced by $1,435,610 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $1,435,610 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,764,173 a decrease of $77,268 over the same period in 2005.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $420,014 for the period ended April 30, 2006 compared to $665,459 for the previous year. The stock compensation expense has been allocated by expense category on the income statement.  Travel, food and lodging expense decreased by $18,153 and cash consulting fees increased by $26,060. All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company was very active in obtaining financing and incurred significant exploration expenditures.

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

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred.  Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2006 were $7,180,785.

The loss under Canadian GAAP for the year ended April 30, 2006 was $328,159.  After adding write-off of mineral costs of $7,180,785 a loss under U.S. GAAP of $8,744,554 is reported.  The loss per share under Canadian GAAP is $0.01 as compared to $0.16 loss per share under U.S. GAAP.

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

Twelve Months Ended April 30, 2007 Compared to Twelve Months Ended April 30, 2006

Liquidity and Capital Resources

As at April 30, 2007, the Company’s working capital, defined as current assets less current liabilities, was $12,497,057 compared with working capital of $7,615,415 at April 30, 2006.

During the year ended April 30, 2007, 18,414,775 private placement units were issued for gross proceeds of $10,441,649.  A further 10,485,714 warrants were exercised for gross proceeds of $4,793,814 and 1,209,476 options were exercised for gross proceeds of $435,552.

The Company has portfolio investments with a book value of $611,124 and market value of $1,137,271 as at April 30, 2007. The main investments consist of 1,091,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 107,697,758 at April 30, 2007.

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

F.

Tabular Disclosure of Contractual Obligations

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the Chairman.  Compensation due under the agreement is $8,508 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement was renewable at three-year periods with mutual consent.  The current three-year agreement expired in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.  Subsequent to year-end, this agreement was terminated with the payout of agreed one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

By an agreement dated 1 July 2005, the Company is committed under an operation lease, for its office premises with the following lease payments to the expiration of the lease on 30 June 2010:

Amount
2008	$59,631
2009	59,631
2010	59,631
2011 (expiry in June 2010)	9,939
Total	$188,832

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the President for consulting fees, totalling $75,000 annually.  In addition, the consultant was granted 1,000,000 stock options with an exercise price of $0.10 per share.  The options vest every three months over a two-year period.

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

Name, Position in Company, Province/State and Country of Residence	Period(s) with the Company
Peter Dasler Delta, BC, Canada President , Chief Executive Officer & Director of CanAlaska Uranium Ltd.	Since 2004
Harry Barr Vancouver, BC, Canada Chairman & Director of CanAlaska Uranium Ltd.	Since 1985
Bernard Barlin Hampshire, UK Director of CanAlaska Uranium Ltd.	Since 1989
Hubert Marleau Montreal, PQ, Canada Director of CanAlaska Uranium Ltd.	Since 1996
Colin Bird Cambridge, UK Director of CanAlaska Uranium Ltd.	Since 1996

Amb. Thomas Graham Jr. Bethesda, MD, United States Director of CanAlaska Uranium Ltd.	Since 2007
Emil Fung North Vancouver, BC, Canada VP, Corporate Development & Director of CanAlaska Uranium Ltd.	Since 2005
Karl Schimann Vancouver, BC, Canada VP, Exploration of CanAlaska Uranium Ltd.	Since 2007
Gordon Steblin Richmond BC, Canada Chief Financial Officer of CanAlaska Uranium Ltd.	Since 2002
Taryn Downing North Vancouver, BC, Canada Corporate Secretary of CanAlaska Uranium Ltd.	Since 1995

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Peter Dasler – President, Chief Executive Officer and Director

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of President and Chief Executive Officer of CanAlaska Uranium Ltd. (2004-present) and Vice President, Business Development for Pacific North West Capital Corp. (2003-present).

Harry Barr – Chairman, Chief Operating Officer and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is has been the Chairman & Chief Operating Officer (2004-2007), Director (1989-2007) and President and Chief Executive Officer (1989-2004) of CanAlaska Uranium Ltd.; President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman and Chief Executive Officer (1999-present), Director (1985-present) and President and Chief Executive Officer (1985-1999) of Freegold Ventures Limited; President (2003-2006) and Director (1999-present) of El Nino Ventures Inc.

Emil Fung – Vice President Corporate Development and Director

Mr. Fung holds a B.A.Sc. (Ch.E.) degree from the University of Toronto and is a M.B.A. graduate from the Schulich School of Business at York University, Toronto.  He initially began his career as a design engineer of Canadian nuclear reactors, but moved on to New York in the mid 80's, where he headed mergers and acquisitions for Toronto Dominion Securities.  During the 90's, he pursued his entrepreneurial interests in Asia where he founded several media, telecoms and entertainment companies.  He later formed a venture capital fund to invest exclusively in entrepreneurial start-ups in mainland China.  Mr. Fung returned to Canada in 2003 with a view to bridge the growing gap between resource-hungry Asian economies and the commodity riches of Canada. He teamed with the Company early in 2005 to advance the Company's corporate development efforts.

Amb. Thomas Graham Jr. - Director

Ambassador Thomas Graham, Jr. is one of the world's leading experts in nuclear non-proliferation. Amb. Graham has served under four successive U.S. Presidents as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years. This includes the SALT, START, ABM, INF, NPT, CFE and CTBT Treaties. Amb. Graham has served with the U.S. Arms Control and Disarmament Agency and as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, in which role he successfully led U.S. government efforts to achieve the permanent extension of the Nuclear Non-Proliferation Treaty.

Amb. Graham is Chairman of the Board of the Cypress Fund for Peace and Security. He is also Chairman of the Board of Mexco Energy Corporation (MXC) and Executive Chairman of Thorium Power, Ltd. (THPW.OB). Amb. Graham received an A.B. in 1955 from Princeton and a J.D. in 1961 from Harvard University. He is a member of the Kentucky, District of Columbia and New York Bars and is a member of the U.S. Council on Foreign Relations. He has taught at the University of Virginia Law School, Georgetown School of Foreign Service, Georgetown University Law Center, Stanford University, University of California at Berkeley and the University of Washington.

Bernard Barlin - Director

Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg.  Mr. Barlin is currently Director of CanAlaska Uranium Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited (1985-present).

Hubert Marleau - Director

Mr. Marleau, a graduate of the University of Ottawa is currently Director of CanAlaska Uranium Ltd. and Freegold Ventures Limited (1996-Present), President & CEO of Palos Capital Corp. (1998-present).  He currently sits on the board of numerous companies.

Colin Bird - Director

Mr. Mr. Bird, Fellow of the Institution of Mining Engineers, is an engineer with extensive international experience in developing, financing and managing mines.  Mr. Bird is currently CEO of Jubilee Platinum PLC and Managing Director of Lion Mining Finance Ltd. as well as a Director of various other mining companies.

Karl Schimann – Vice President, Exploration

Dr. Schimann holds a Ph.D. from the University of Alberta and has worked extensively in the Uranium industry.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.

Dr. Schimann has directed the Company’s uranium exploration efforts in the Athabasca Basin, as Exploration Manager, since 2004.  He has tirelessly devoted his time to the construction of the field crews necessary for the systematic exploration effort by the Company over its extensive landholdings in the Athabasca Basin.  Dr. Schimann’s previous experience includes 20 years in exploration with Cogema/Areva, and specifically in the Athabasca Project Manager for the Cigar Lake discovery team in the early 1980’s, as well as Manager of the McClean Lake Mine Geology Department for Cogema/Areva.

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of CanAlaska Uranium Ltd., Pacific North West Capital Corp., Freegold Ventures Limited, and El Nino Ventures Inc. (2002-present) and accountant of CanAlaska Uranium Ltd. (1994-2002); Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002); and El Nino Ventures Inc. (1999-2002).

Taryn Downing – Corporate Secretary

An administrator with over 25 years experience in both the public and private sectors.  Ms. Downing is currently the Corporate Secretary and Vice President, Administration for CanAlaska Uranium Ltd. (1995-present), Pacific North West Capital Corp. (1998-present), Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. (1999-present).

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2007.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Peter Dasler, President and CEO	2007 2006 2005	75,000 75,000 73,950	10,000 15,000 Nil	Nil Nil Nil	540,000 176,250 735,000	540,000 293,750 500,000	Nil Nil Nil	Nil Nil Nil

Harry Barr, Former Chairman(2)	2007 2006 2005	106,782 102,075 103,404	3,922 6,276 10,480	Nil Nil Nil	540,000 187,500 363,000	540,000 312,500 Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2007 2006 2005	31,600 26,800 23,400	2,231 3,570 4,500	Nil Nil Nil	125,000 67,500 140,000	125,000 112,500 Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Mr. Barr resigned from his position as the Chairman of the Company on June 13, 2007.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company’s most recently completed financial year:

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of in the Money Options at April 30, 2007(1)	Expiry Date
Harry Barr	440,000	$0.50	$74,800	Nov 16/11
Peter Dasler	440,000	$0.50	$74,800	Nov 16/11
Bernard Barlin	50,000	$0.50	$8,500	Nov 16/11
Colin Bird	50,000	$0.50	$8,500	Nov 16/11
Gord Steblin	100,000	$0.50	$17,000	Nov 16/11
Hubert Marleau	50,000	$0.50	$8,500	Nov 16/11
Taryn Downing	75,000	$0.50	$12,750	Nov 16/11
Karl Schimann	440,000	$0.50	$74,800	Nov 16/11
Emil Fung	440,000	$0.50	$74,800	Nov 16/11

Tom Graham Jr.	500,000	$0.74	Nil	Mar 30/12
Harry Barr	100,000	$0.74	Nil	Mar 30/12
Peter Dasler	100,000	$0.74	Nil	Mar 30/12
Emil Fung	100,000	$0.74	Nil	Mar 30/12
Karl Schimann	100,000	$0.74	Nil	Mar 30/12
Gord Steblin	25,000	$0.74	Nil	Mar 30/12
Taryn Downing	25,000	$0.74	Nil	Mar 30/12

(1)

On April 30, 2007, the closing price of the Company’s common shares on the TSX Venture Exchange was $0.67 per share.

Options/SARs Granted During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended April 30, 2007 are set out in the following table:

Name (a)	Securities Under Option/SARs Granted (#) (b)	% of Total Options/SARs Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Dasler President & CEO	440,000 100,000	12.5%	$0.50 $0.74	$0.57 $0.82	Nov 16/11 Mar 30/12
Harry Barr Former Chairman	440,000 100,000	12.5%	$0.50 $0.74	$0.57 $0.82	Nov 16/11 Mar 30/12
Gordon Steblin CFO	100,000 25,000	2.9%	$0.50 $0.74	$0.57 $0.82	Nov 16/11 Mar 30/12

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2007 and the number and value of unexercised options as at April 30, 2007.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Peter Dasler President & CEO	Nil	$0	1,162,500 / 1,032,500	$447,050.00 / $314,400.00
Harry Barr Former Chairman	122,500 6,700	$61,250.00 $1,072.00	897,165 / 665,000	$224,703.05 / $102,300.00
Gordon Steblin CFO	25,000 3,750	$12,750.00 $1,537.50	229,700 / 112,500	$60,600.00 / $26,900.00

Notes

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on April 30, 2007 of $0.67 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended April 30, 2007 no options to NEOs that were cancelled or expired.

Option and SAR Repricings

During the financial year ended April 30, 2007 no options to NEOs were repriced.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2007, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

A Company controlled by Harry Barr was entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement was $8,508 per month plus benefits.  The Officer and Director was also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expired in June 2007.   Subsequent to year-end, this agreement was terminated with the payout of agreed one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

By agreement dated June 15, 2004 as amended February 15, 2005, the Company entered into a consulting agreement with the President.  Compensation is currently $6,250 per month plus benefits.  The President has received 1,000,000 stock options at a purchase price of $0.10 per share, with 125,000 stock options vesting every three months over a period of two years from the commencement date.

Composition of the Compensation Committee

The Company’s Compensation Committee was comprised of Harry Barr, Hubert Marleau and Bernard Barlin as at the end of the fiscal 2007.  As of the Record Date, the Compensation Committee was comprised of Peter Dasler, Hubert Marleau and Bernard Barlin.  Applying the definition set out in section 1.4 of MI 52-110, two of the three members of the Compensation Committee are independent.  The members who are independent are Mr. Marleau and Mr. Barlin.  Mr. Dasler is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Dasler is the President and CEO of Company).

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

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the outside directors have been remunerated as follows: $500 per quarter, $500 per directors meeting attended and $500 per committee meeting attended.

During the year ended April 30, 2007 a total of $110,704 was paid to a private company wholly-owned by Harry Barr, Chairman and Director of the Company for management services.

During the year ended April 30, 2007 a total of $85,000 was paid to a private company wholly-owned by Peter Dasler, President, CEO and Director of the Company for management services.

During the year ended April 30, 2007 a total of $87,000 was paid to Emil Fung,  Director of the Company for management services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below indicates the number of shares to be issued upon exercise of outstanding options, warrants and other rights, their weighted average and the number of shares remaining available for future issuance as at July 30, 2007.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	23,843,447	$0.57	1,569,413
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	23,843,447(1)	$0.57	1,569,413 (2)

Notes

(1)

Of the 23,843,447 shares to be issued upon the exercise of options, warrants and other rights, 11,681,665 are to be issued upon the exercise of options, 12,161,782, are to be issued upon the exercise of warrants.

(2)

Of the 2,521,413 shares remaining available for future issuance, all of these shares are available to be issued under the Company’s Stock Option Plan.

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

Appointment of Auditors

The Company’s auditors for the year ended April 30, 2006, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP. The Directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

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

Board of Directors

The Board is currently composed of six directors.

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

Applying the definition set out in section 1.4 of MI 52-110, four of the six members of the Board are independent.  The members who are independent are Hubert Marleau, Bernard Barlin, Colin Bird, Amb. Thomas Graham Jr.   Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from May, 1985 to June, 2004).  Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Dasler is the President & CEO of the Company).

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
Hubert Marleau

Freegold Ventures Limited

Global Capital Corp.

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Knowlton Capital Inc.

Magistral Biotech Inc.

Malette Industries Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

ORTHOsoft Inc.

Uni-Sélect Inc.

Warnex Inc.

Colin Bird	Freegold Ventures Limited Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.
Peter Dasler	Nil
Amb. Thomas Graham Jr.	Cyress Fund for Peace and Security Thorium Power Ltd. Mexco Energy Corporation
Emil Fung	Nil

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

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 19 of this Form 20F.

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

Additional information regarding the Audit Committee may be found in Item 16A of the Company’s Form 20F dated August 27, 2007 and filed on SEDAR at www.sedar.com.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2007	$31,808	Nil	Nil	Nil
April 30, 2006	$27,943	Nil	$8,650	Nil

Compensation Committee

In fiscal year ended 2007, the Board of Directors appointed a Compensation Committee composed of three directors: Harry Barr, Hubert Marleau and Bernard Barlin.  As of the Record Date, the Compensation Committee was comprised of Peter Dasler, Hubert Marleau and Bernard Barlin.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal year ended 2007, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Harry Barr, Hubert Marleau, and Bernard Barlin.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

D.

Employees

During the fiscal year ended April 30, 2007, the Company had 6 employees, 15 consultants and up to 90 seasonal employees.

E.

Share Ownership

The following tables set forth the share ownership of those persons listed in subsection 6A above and includes details of all options and warrants to purchase shares of the Company held by such persons:

Name	Shares held at July 30, 2007	Date Granted	Option Balance	Exercise Price	Expiry Date

Peter Dasler	105,800	May 26/03	100,000	0.10	May 26/08
		Sept 10/03	50,000	0.25	Sept 10/08
		June 25/04	800,000	0.10	June 25/08
		Nov 5/04	120,000	0.40	Nov 5/09
		Nov 29/04	50,000	0.45	Nov 29/09
		Mar 7/05	65,000	0.58	Mar 7/10
		Oct 14/05	470,000	0.45	Oct 14/10
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12

Harry Barr	1,235,117	Nov 24/97	36,665	0.50	Nov 24/07
		Sept 10/03	122,500	0.25	Sept 10/08
		Nov 29/04	25,000	0.45	Nov 29/09
		Mar 7/05	68,000	0.58	Mar 7/10
		Nov 5/04	270,000	0.40	Nov 5/09

Harry Barr (continued)		Oct 14/05	500,000	0.45	Oct 14/10
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12

Emil Fung	8,643	Mar 7/05	10,000	0.58	Mar 7/10
		July 13/05	75,000	0.35	July 13/10
		Oct 14/05	175,000	0.45	Oct 14/10
		Feb 14/06	200,000	0.42	Feb 14/11
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12

Thomas Graham Jr.	Nil	Mar 30/07	500,000	0.74	Mar 30/12

Bernard Barlin	Nil	Sept 10/03	30,000	0.25	Sept 10/08
		Nov 5/04	75,000	0.40	Nov 5/09
		Oct 14/05	50,000	0.45	Oct 14/10
		Nov 16/06	50,000	0.50	Nov 16/11

Colin Bird	112,500	Sept 10/03	25,000	0.25	Sept 10/08
		Nov 5/04	100,000	0.40	Nov 5/09
		Oct 14/05	50,000	0.45	Oct 14/10
		Nov 16/06	50,000	0.50	Nov 16/11

Hubert Marleau	Nil	Oct 14/05	12,500	0.45	Oct 14/10
		Nov 16/06	37,500	0.50	Nov 16/11

Karl Schimann	6,700	Nov 5/04	100,000	0.40	Nov 5/09
		Mar 7/05	65,000	0.58	Mar 7/10
		Oct 14/05	800,000	0.45	Oct 14/10
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12

Gordon Steblin	Nil	Feb 23/00	15,000	0.50	Feb 23/10
		Nov 5/04	100,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
		Oct 14/05	180,000	0.45	Oct 14/10
		Nov 16/06	100,000	0.50	Nov 16/11
		Mar 30/07	25,000	0.74	Mar 30/12

Taryn Downing	41,272	Feb 23/00	17,000	0.50	Feb 23/10
		Nov 5/04	95,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
		Oct 14/05	180,000	0.45	Oct 14/10
		Nov 16/06	75,000	0.50	Nov 16/11
		Mar 30/07	25,000	0.74	Mar 30/12

Warrants to Purchase Shares

Name	Purchase Date	Warrant Balance	Exercise Price	Expiry Date

Harry Barr	Nov 14/02	890,000	$0.12	Nov 14/07

(1)

Of the 105,800 common shares beneficially owned by Peter Dasler, 55,000 are owned directly, 50,800 are owned by Bay Geological Inc., a wholly-owned company of Mr. Dasler.  Of the 2,195,000 options granted to Peter Dasler, 1,655,000 are owned by Bay Geological Inc, a wholly-owned company of Mr. Dasler.

(2)

Of the 1,235,117 shares beneficially owned by Harry Barr, 723,076 are held directly, 212,042 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and 299,999 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.  Of the 1,562,165 options granted to Harry Barr, 733,000 are held directly, 36,665 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and 792,500 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.  Of the 890,000 warrants held by Mr. Barr, 430,000 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and 460,000 are held by Canadian Gravity Recovery Inc., a company wholly-owned by Mr. Barr.

(3)

Subsequent to year end effective June 13, 2007, Mr. Barr resigned from the Board of Directors.

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

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 15,450,578 to 21,552,571 shares.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 15,450,578 shares.  As of the Record Date, 11,681,665 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options	-	2,199,500
Shares reserved for issuance pursuant to unexercised incentive stock options	-	11,681,665
Unallocated shares available for future grants of incentive stock options	-	1,569,413
TOTAL		15,450,578

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 21,552,571 shares, representing 20% of the issued and outstanding shares of the Company as at the Record Date.

Amendment to Previously Granted Incentive Stock Options

TSX Venture Exchange policy requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider

(as that terms is defined in the policies of the TSX Venture Exchange) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held September 20, 2006, the approval of disinterested shareholders will be sought at the Meeting for any reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2007:

Number outstanding 30 April 2006	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
10,000	-	-	10,000	-	$0.50	7 August 2006
16,000	-	-	16,000	-	$0.50	28 August 2006
122,850	-	122,325	525	-	$0.35	31 August 2006
4,751	-	4,751	-	-	$0.35	22 September 2006
29,500	-	6,400	-	23,100	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
91,000	-	91,000	-	-	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
520,000	-	247,500	-	272,500	$0.25	10 September 2008
800,000	-	-	-	800,000	$0.10	25 June 2008
1,565,000	-	392,500	50,000	1,122,500	$0.40	5 November 2009
275,000	-	100,000	-	175,000	$0.45	29 November 2009
117,000	-	15,000	-	102,000	$0.50	23 February 2010
413,000	-	5,000	30,000	413,000	$0.58	7 March 2010
150,000	-	150,000		-	$0.32	1 May 2010
75,000	-			75,000	$0.35	13 July 2010
3,300,000	-	75,000	20,000	3,205,000	$0.45	14 October 2010
200,000	-			200,000	$0.42	14 February 2011
-	50,000	-	-	50,000	$0.50	21 July 2011
-	25,000	-	-	25,000	$0.50	8 August 2011
-	50,000	-	-	50,000	$0.50	22 August 2011
-	80,000	-	-	80,000	$0.50	4 October 2011
-	3,000,000	-	-	3,000,000	$0.50	16 November 2011
-	100,000	-	-	100,000	$0.75	13 February 2012
-	1,000,000	-	-	1,000,000	$0.74	30 March 2012
7,825,766	4,305,000	(1,209,476)	(126,525)	10,794,765

Stock Options

The following table sets out the options granted to directors, executive officers, and others during the Company’s most recently completed financial year.

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry
Employees/Consultants	21 July 2011	50,000	$0.50	21 July 2011
Employees/Consultants	8 August 2011	25,000	$0.50	8 August 2011
Employees/Consultants	22 August 2011	50,000	$0.50	22 August 2011
Employees/Consultants	4 October 2011	80,000	$0.50	4 October 2011
Directors/Officers	16 November 2011	2,085,000	$0.50	16 November 2011
Employees/Consultants	16 November 2011	915,000	$0.50	16 November 2011
Employees/Consultants	13 February 2012	100,000	$0.75	13 February 2012
Directors/Officers	30 March 2012	950,000	$0.74	30 March 2012
Employees/Consultants	30 March 2012	50,000	$0.74	30 March 2012
		4,305,000

The following table sets out the options exercised to directors, executive officers, and others during the Company’s most recently completed financial year.

Optionee	Date of Grant	Number of Shares Acquired on Exercise	Exercise Price	Date of Expiry
Directors/Officers	May 15/97	6,400	$0.50	May 15/07
Directors/Officers	Feb 23/00	10,000	$0.50	Feb 23/10
Employees/Consultants	Feb 23/00	5,000	$0.50	Feb 23/10
Directors/Officers	Sept 10/03	172,500	$0.25	Sept 10/08
Employees/Consultants	Sept 10/03	75,000	$0.25	Sept 10/08
Employees/Consultants	Nov 1/03	150,000	$0.32	May 1/10
Employees/Consultants	Feb 10/04	91,000	$0.35	Feb 10/07
Directors/Officers	Nov 5/04	155,000	$0.40	Nov 5/09
Employees/Consultants	Nov 5/04	237,500	$0.40	Nov 5/09
Employees/Consultants	Nov 29/04	100,000	$0.45	Nov 29/09
Employees/Consultants	Mar 7/05	5,000	$0.58	Mar 7/10
Employees/Consultants	Aug 31/05	122,325	$0.35	Aug 31/06
Employees/Consultants	Sept 22/05	4751	$0.35	Sept 22/06
Directors/Officers	Oct 14/05	25,000	$0.45	Oct 14/10
Employees/Consultants	Oct 14/05	50,000	$0.45	Oct 14/10
		1,209,476

The following table sets out the options cancelled/expired to directors, executive officers, and others during the Company’s most recently completed financial year.

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry
Employees/Consultants	Aug 7/96	10,000	$0.50	Aug 7/06
Directors/Officers	Aug 28/96	14,000	$0.50	Aug 28/06
Employees/Consultants	Aug 28/96	2,000	$0.50	Aug 28/06
Employees/Consultants	Nov 5/04	50,000	$0.40	Nov 5/09
Employees/Consultants	Mar 7/05	30,000	$0.58	Mar 7/10
Employees/Consultants	Oct 14/05	20,000	$0.45	Oct 14/10
Employees/Consultants	Aug 31/05	525	$0.35	Aug 31/06
		126,525

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at July 30, 2007.

Shareholder Name And Address	Number Of Shares Held (2)	Percentage Of Issued Shares
CDS & Company(1) 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	96,516,441	89.6%
Cede & Co.(1) PO Box 20 Bowling Green Stn New York, NY 10274	8,503,511	7.9%

Notes

(1)

CDS & Co. and Cede & Co. are depositories, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS and Cede & Co. is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2007, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended April 30, 2007 consolidated financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2007 which contains an audit report dated August 15, 2007.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Since January 4, 1988, the common shares of the Company have been listed on the TSX Venture Exchange as is a Tier 1 Company.

The high and low market prices for the shares of the Company on the TSX Venture Exchange for the five most recently completed financial years:

Year Ended	High	Low
May 2006 – April 2007	0.97	0.38
May 2005 – April 2006	0.76	0.26
May 2004 – April 2005	0.64	0.10
May 2003 – April 2004	0.45	0.09
May 2002 – April 2003	0.32	0.09

The high and low market prices for the shares of the Company on the TSX Venture Exchange for each quarter for the two most recently completed financial years:

Year Ended	High	Low
First Quarter July 2006	0.77	0.41
Second Quarter October 2006	0.58	0.38
Third Quarter January 2007	0.97	0.54
Fourth Quarter April 2007	0.85	0.61

First Quarter July 2005	0.455	0.26
Second Quarter October 2005	0.50	0.325
Third Quarter January 2006	0.56	0.305
Fourth Quarter April 2006	0.76	0.37

The high and low market prices for the shares of the Company on the TSX Venture Exchange for the most recent six months:

Month Ended	High	Low
July 2007	0.66	0.55
June 2007	0.65	0.54
May 2007	0.73	0.60
April 2007	0.82	0.67
March 2007	0.83	0.61
February 2007	0.85	0.69

The high and low market prices for the shares of the Company on the TSX Venture Exchange on the first trading day in the most recent six months:

Month Ended	High	Low
July 2007	0.63	0.61
June 2007	0.63	0.61
May 2007	0.68	0.64
April 2007	0.82	0.76
March 2007	0.78	0.70
February 2007	0.84	0.80

On April 30, 2007 the closing sale price of the common shares on the TSX Venture Exchange was $0.67 per share.

Since July 20, 1999, the common shares of the Company have been listed on the OTC Bulletin Board.

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for the five most recent full financial years:

Year Ended	High	Low
May 2006 – April 2007	0.835	0.31
May 2005 – April 2006	0.75	0.21
May 2004 – April 2005	0.52	0.07
May 2003 – April 2004	0.39	0.06
May 2002 – April 2003	0.24	0.06

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each full financial quarter for the two most recent full financial years:

Year Ended	High	Low
First Quarter July 2006	0.71	0.35
Second Quarter October 2006	0.53	0.31
Third Quarter January 2007	0.835	0.471
Fourth Quarter April 2007	0.743	0.524

First Quarter July 2005	0.38	0.21
Second Quarter October 2005	0.45	0.275
Third Quarter January 2006	0.49	0.257
Fourth Quarter April 2006	0.75	0.301

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low
July 2007	0.635	0.516
June 2007	0.61	0.50
May 2007	0.668	0.56
April 2007	0.719	0.59
March 2007	0.743	0.524
February 2007	0.73	0.59

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low
July 2007	0.59	0.58
June 2007	0.589	0.569
May 2007	0.62	0.58
April 2007	0.719	0.667
March 2007	0.65	0.5831
February 2007	0.71	0.681

On April 30, 2007 the closing sale price of the common shares on the OTCBB was $0.62 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at July 30, 2007, the number of record holders of common shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On July 30, 2007, 107,762,858 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at July 30, 2007
567	98	9,833,196	9.1%

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of July 30, 2007, the Company has 107,762,858 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

CanAlaska Uranium Ltd. executive and registered and records office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, telephone number (604) 685-1870.

CanAlaska Uranium Ltd. was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Uranium Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.

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

C.

Material Contracts for the year ended April 30, 2007.

During the year ended April 30, 2007 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2007, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2007, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Peter Dasler and the Company’s Chief Financial Officer, Gordon Steblin.  Based on the evaluation of the disclosure controls performed, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  During the current year audit, it was determined that our U.S. – Canadian generally accepted accounting principles (“GAAP”) reconciliation was materially incorrect and the information for prior year was restated.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting and has retained an independent consultant for the current year to assist with such disclosures.

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

During the Company’s most recently completed financial year ended April 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

The Auditors did not test the effectiveness of nor rely on the internal controls of the Company for the fiscal years ended April 30, 2007, 2006 and 2005.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL REPORT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of CanAlaska Uranium Ltd. (“CVV”) is to provide an open avenue of communication between CVV’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of CVV’s financial reporting and disclosure practices; process for identifying the principal financial risks of CVV and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of CVV’s Auditors.

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

Services	Year Ended April 30, 2007	Year Ended April 30, 2006
Audit Services	$31,808	27,943
Audit – and review – related services	$-	-
Tax Services	$-	8,650
All Other Services	$-	-
	$31,808	36,593

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

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

Exhibit 1

Financial Statements

Management’s Responsibility for Financial Reporting

Auditor’s Report dated August 15, 2007.

Former Auditor’s Report dated July 11, 2006 (except for Note 5(k) which is at July 21, 2006)

Consolidated Balance Sheet as at April 30, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

April 30, 2007, 2006 and 2005

Consolidated Statements of Loss for the Fiscal Years Ended April 30, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the Fiscal Years Ended April 30, 2007, 2006 and 2005

Consolidated Schedules of Mineral Property Costs for the Fiscal Years Ended April 30, 2007 and 2006

Notes to Consolidated Financial Statements

Exhibit 2

Management Discussion and Analysis

Exhibit 3

CEO Certification of Annual Filings

Exhibit 4

CFO Certification of Annual Filings

Exhibit 5

Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 6

Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 7

Certification of CEO Pursuant To 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 8

Certification of CFO Pursuant To 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 9

Code of Business Conduct and Ethics

Exhibit 10

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 11

Notice of Meeting and Information Circular

Exhibit 12

Annual Report

Exhibit 13

Proxy

Exhibit 14

Supplemental

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated August 27, 2007

CANALASKA URANIUM LTD.

“Peter Dasler”

President & CEO

“Gordon Steblin”

Chief Financial Officer

74