Form 20-F
period 2008-04-30
CANALASKA URANIUM LTD
filed 2008-10-31
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

OCTOBER 24, 2008

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2008
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
1788 – 650 West Georgia Street, Vancouver, British Columbia V6B 4N7
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
125,869,814 Shares
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

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

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

ITEM 4.

INFORMATION ON THE COMPANY

14

A.

History and Development of the Company

14

B.

Business Overview

14

C.

Organizational Structure

15

D.

Property Plant and Equipment

15

SECTION 1 - DRILLING-COMMENCED URANIUM PROJECTS

16

1.

CREE EAST PROJECT, SASKATCHEWAN

16

2.

FOND DU LAC PROJECT, SASKATCHEWAN

16

3.

HELMER PROJECT AND FDLC AREA, SASKATCHEWAN

16

4.

KEY LAKE PROJECT, SASKATCHEWAN

17

5.

LAKE ATHABASCA PROJECT, SASKATCHEWAN

17

6.

WATERBURY PROJECT, SASKATCHEWAN

17

7.

WEST MACARTHUR PROJECT, SASKATCEWAN

18

SECTION 2 – DRILL-READY URANIUM PROJECTS

18

1.

CREE WEST PROJECT, SASKATCHEWAN

18

2.

GREASE RIVER PROJECT, SASKATCHEWAN

19

3.

HODGSON PROJECT, SASKATCHEWAN

19

4.

POPLAR PROJECT, SASKATCHEWAN

19

5.

McTAVISH PROJECT, SASKATCHEWAN

19

6.

MOON PROJECT, SASKATCHEWAN

20

7.

NE WOLLASTON PROJECT, SASKATCHEWAN/MANITOBA

20

SECTION 3 – EXPLORATORY URANIUM PROJECTS

20

1.

ALBERTA PROJECT, ALBERTA

20

2.

ARNOLD PROJECT, SASKATCHEWAN

20

3.

BLACK LAKE PROJECT, SASKATCHEWAN

21

4.

CAMSELL PROJECT, SASKATCHEWAN

21

5.

CARSWELL PROJECT, SASKATCHEWAN

21

6.

FORD PROJECT, SASKATCHEWAN

21

7.

KASMERE PROJECT, ALBERTA

21

8.

MISTY PROJECT, ALBERTA

21

SECTION 4 – OTHER PROJECTS

21

1.

ELLIOT LAKE PROJECT, ONTARIO

21

2.

RAINBOW HILL PROJECT, ALASKA

21

3.

VOISEY’S BAY PROJECT, LABRADOR

22

4.

ZEBALLOS PROJECT, BRITISH COLUMBIA

22

5.

GLITTER LAKE PROJECT, QUEBEC

22

6.

NEW ZEALAND PROJECTS

23

a.

GRANITE DOME (permit 39278), West Coast, South Island

23

b.

GREYMOUTH NORTH (permit 39279), West Coast, South Island

23

c.

MT. MITCHELL (permit 40669), Northland, North Island

23

d.

REEFTON SOUTH (permit 40667), West Coast, South Island

24

e.

RISE AND SHINE (Option from Oceana Gold), Cromwell, Otago, South Island

24

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

A.

Operating Results

24

Critical Accounting Estimates

24

Twelve Months Ended April 30, 2008 compared to

Twelve Months Ended April 30, 2007

25

Outlook

26

Twelve Months Ended April 30, 2007 compared to

Twelve Months Ended April 30, 2006

28

B.

Liquidity and Capital Resources

29

Twelve Months Ended April 30, 2008 compared to

Twelve Months Ended April 30, 2007

30

Twelve Months Ended April 30, 2007 compared to

Twelve Months Ended April 30, 2006

30

C.

Research and Development, Patents and Licenses, etc.

30

D.

Trend Information

30

E.

Off-Balance Sheet Arrangements

30

F.

Tabular Disclosure of Contractual Obligations

30

G.

Safe Harbor

31

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

31

A.

Directors and Senior Management

32

B.

Compensation

34

C.

Board Practices – Mandate of the Board of Directors

39

D.

Employees

43

E.

Share Ownership

43

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

46

A.

Major Shareholders

46

B.

Related Party Transactions

46

C.

Interests of Experts and Counsel

46

ITEM 8.

FINANCIAL INFORMATION

46

A.

Consolidated Statements and Other Financial Information

46

B.

Significant Changes

46

ITEM 9.

THE OFFER AND LISTING

46

A.

Offer and Listing Details

46

B.

Plan of Distribution

47

C.

Markets

47

D.

Selling Shareholders

47

E.

Dilution

47

F.

Expenses of the Issue

47

ITEM 10.

ADDITIONAL INFORMATION

47

A.

Share Capital

47

B.

Memorandum and Articles of Association

47

C.

Material Contracts

48

D.

Exchange Controls

48

E.

Taxation

48

F.

Dividends and Paying Agents

54

G.

Statements by Experts

54

H.

Documents on Display

54

I.

Subsidiary Information

54

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

54

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

55

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

55

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

55

ITEM 15.

CONTROLS AND PROCEDURES

55

ITEM 16.

[ RESERVED ]

56

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

56

Audit Committee Charter

56

ITEM 16B.

CODE OF ETHICS

58

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

62

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

62

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS

62

PART III

ITEM 17.

CONSOLIDATED FINANCIAL STATEMENTS

63

ITEM 18.

CONSOLIDATED FINANCIAL STATEMENTS

63

ITEM 19.

EXHIBITS

63

SIGNATURES

64

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement:

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
Athabasca Basin

The region located in northern Saskatchewan province, Canada hosting the world’s richest uranium deposits and all of Canada’s producing uranium mines.  The basin is approximately 400 km across east/west and 150 km north/south.  Its geology is characterized by metasedimentary bedrock overlain by younger sandstones.

Audio-Magnetotellurics (AMT)	An geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	A round or oval depression in the Earth's surface, containing the youngest section of rock in its lowest, central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	Stock symbol for CanAlaska Uranium Ltd. on the TSX.V Exchange
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	Holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.

Dickite	Dickite is a polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
Dravite	A complex sodium/magnesium/aluminum/boron silicate formed from hydrothermal environments.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient Survey	A geophysical method used to map and mathematically model underground fault structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Gpt	Grams per tonne.
Hydrothermal Alteration

Rock alteration simply means changing the mineralogy of the rock.  The old minerals are replaced by new ones because there has been a change in the conditions.  These changes could be changes in temperature, pressure, or chemical conditions or any combination of these.  Hydrothermal alteration is a change in the mineralogy as a result of interaction of the rock with hot water fluids, called “hydrothermal fluids”.

Hydrothermal Fluids

Hydrothermal fluids cause hydrothermal alteration of rocks by passing hot water fluids through the rocks and changing their composition by adding or removing or redistributing components.  Temperatures can range from weakly elevated to boiling.  Fluid composition is extremely variable.  They may contain various types of gases, salts (briney fluids), water, and metals.

Illite	Illite is a layered alumino-silicate clay that is formed from hydrothermal environments.
Induced Polarization (IP)

A geophysical survey method which measures the electrochemical properties of rocks.  Time domain IP methods measure the voltage decay or chargeability over a specified time interval after the induced voltage is removed.  Frequency domain IP methods use alternating currents (AC) to induce electric charges in the subsurface, and the apparent resistivity is measured at different AC frequencies.

g/t Au	Grams per tonne gold.
Kimberlite	A blue/grey igneous rock which contains olivine, serpentine, calcite and silica.
Km	A measure of distance known as a kilometre.

Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach or dissolve from the rocks.
Lode	Zone of metal veins.
Mb	The chemical symbol for molybdenum.
Mg	The chemical symbol for magnesium.
Mafic	Igneous rocks with dark minerals.
Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel.
NSR	Net Smelter Returns. A royalty paid from the sale of mined minerals.
Opt	Ounce per ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.
Proterozoic	Period of time in Earth’s history between 2.5 billion years ago and 544 million years ago.
Ppm	Parts per million.
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Th	The chemical symbol for thorium.
U	The chemical symbol for uranium.

U3O8

Uranium oxide. The mixture of uranium oxides produced after milling uranium ore from a mine.  Sometimes loosely called “yellowcake”.  It is yellow in colour and is usually represented by the empirical formula U3O8. Uranium is sold in this form.

Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.
Unconformity Deposit Model

The theoretical model for the characterization of major uranium deposits located in the Athabasca Basin.  Deposition/concentration of high-grade “unconformity” uranium deposits are thought to result from the chemical interaction of dissolved uranium present in water-saturated sediments above the unconformity with reducing gases and fluids generated from significant hydrothermal activity emanating from below the unconformity.  High-grade uranium deposits have been observed to occur at, above, and/or below the unconformity.

Many unconformity-type deposits are marked by the surrounding presence of sandstone and basement rocks that have also been chemically-altered due to hydrothermal activity.  These larger rock “alteration” zones represent the primary targets for uranium explorers as the altered physical properties of the rocks can be detected via various airborne and land-based geophysical survey methods.  In addition, the presence of geological fault structures is highly-correlated with high-grade uranium deposition, with the fault structures likely acting as the conduits for the upwelling of hydrothermal fluids.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

CanAlaska Uranium Ltd. (“CanAlaska” or the “Company”) has a limited history of operations and has not generated any operating revenues.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date, the Company has not paid any dividends on the common shares and it does not expect to pay dividends in the foreseeable future.

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the generally accepted accounting principles accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note No. 13 to the April 30, 2008 Audited Consolidated Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended April 30

	Year Ended April 30, 2008	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005	Year Ended April 30, 2004
Cash	7,151,603	10,076,042	6,748,271	2,935,422	2,011,877
Total Assets	43,007,220	33,207,438	18,822,102	7,071,197	4,510,989
Current Liabilities	2,618,931	1,333,560	278,281	97,301	67,298
Shareholders’ Equity	39,011,883	30,927,861	18,543,821	6,973,896	4,443,691
Interest Income	280,280	222,549	86,332	40,976	15,308
Gain on Sale of Available for Sale Securities	149,146	40,312	51,145	-	49,624
General & Other Expenses	3,874,702	2,054,845	1,764,173	1,841,441	742,922
Mineral Properties Written Off	960,746	1,939,894	179,399	539,151	24,855
Write-down of Investments	-	10,338	-	64,061	55,463
Net Comprehensive Loss	(3,090,221)	(1,828,759)	(328,159)	(1,912,218)	(712,481)
Deficit	23,819,198	(21,089,312)	(19,260,553)	(18,932,394)	(17,020,176)
Weighted Avg.# of Shares O/S	117,043,232	86,919,917	55,633,446	33,356,642	20,468,864
Net Loss Per Share	(0.02)	(0.02)	(0.01)	(0.06)	(0.03)

Selected Financial Data

U.S. GAAP

(in Canadian Dollars)

Selected Financial Data Restated for the Fiscal Year Ended April 30

	Year Ended April 2008	Year Ended April 2007	Restated Year Ended April 2006	Restated Year Ended April 2005	Year Ended April 2004
Cash	7,151,603	10,076,042	4,148,887	2,000,697	2,011,877
Total Assets	12,503,395	15,848,377	8,924,796	3,947,715	2,918,297
Current Liabilities	2,618,931	1,333,560	278,281	97,301	67,298
Shareholders Equity	9,884,464	14,514,817	8,646,515	3,850,450	2,850,999
Interest Income	280,280	222,549	86,332	40,976	15,308
Write Down of Investments	-	10,388	-	64,061	55,463
Gain on Available for Sale Securities	149,146	40,312	51,145	-	49,624
General and Other Expenses	3,874,702	2,054,845	1,764,173	1,841,441	742,922
Net Exploration Expenditures	12,618,617	7,481,303	7,180,785	1,343,076	273,313
Primary Loss	(16,031,373)	(10,448,543)	(8,944,554)	(3,789,594)	(985,939)
Deficit	(58,556,784)	(42,525,411)	(32,076,868)	(23,132,314)	(19,496,320)
Weighted Avg. # of Shares O/S	117,043,232	86,919,917	55,633,446	33,356,642	20,468,864
Net Loss Per Share	(0.14)	(0.12)	(0.16)	(0.11)	(0.05)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.  The Company has completed risk assessments with the help of professional management consultants, BGH Consulting, and has adopted an operational and insurance scheme to quantify and minimize the Company’s risks and uncertainties.  The Company also consulted and implemented field operational, safety and environmental policies consistent with its ongoing needs.

(1)

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities.  Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company.  The prices of mineral commodities have fluctuated widely in recent years.  Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

(2)

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

(3)

Foreign Political Risk

The Company’s material property interests are currently located in Canada, the United States and New Zealand.  An insignificant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties.  The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

(4)

Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters.  Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects.  In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations Communities.  There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

(5)

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed.  Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties.  To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares.  If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

(6)

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

(7)

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available.  If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects.  The sources of funds currently available to the Company are the sale of marketable securities, raising of equity capital or the offering of an ownership interest in its projects to a third party.  There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

(8)

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees.  Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

(9)

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

(10)

Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies.  The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility.  Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations.  The Company does not actively hedge against foreign currency fluctuations.

(11)

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest.  As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

(12)

Forward Looking Information

Forward-looking information is included in this Form 20-F, which involves known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.  Forward-looking information is identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.  Such information may involve, but are not limited to, comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this Annual Report.  Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the following factors (as discussed above): industry; commodity prices; competition; foreign political risk; government laws; regulation and permitting; title to properties; estimates of mineral resources; cash flows and additional funding requirements; key management; possible dilution to present and prospective shareholders; material risk of dilution presented by large number of outstanding share purchase options and warrants; trading volume; volatility of share price; foreign currency risk; and conflict of interest.

Although the forward-looking information contained in this Annual Report is based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information.  Forward-looking information reflects management’s current beliefs and is based on information currently available to the Company.  Such information reflects current assumptions regarding future events and operating performance including, without limitation, a strong global demand for mineral commodities, continued

funding and continued strength in the industry in which the Company operates, and speaks only as of the date of this discussion.  The forward-looking information is made as of the date of this Annual Report.

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.

B.

Business Overview

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties in Canada, the United States and New Zealand with the aim of advancing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.

The Company has undertaken four years of diligent exploration in Canada’s uranium-rich Athabasca Basin.  In this period, CanAlaska has experienced tremendous growth and has realized major exploration achievements. During the past year, the Company’s exploration teams have defined and drill-tested new targets on four separate projects, producing in each area evidence of uranium mineralization and confirming the potential for significant economic discovery.  On each of the Company’s twenty-two exploration projects, CanAlaska has methodically delineated priority exploration targets, many of which are now ready for drill testing.

CanAlaska today controls an exploration property portfolio in the Athabasca Basin totaling over 4,000 sq. miles, rivaling the combined land holdings of established uranium producing giants Cameco and AREVA. Our property portfolio singularly represents the most strategic holding of uranium exploration prospects in the world’s richest uranium-producing region.  In the Athabasca, the grade of mined uranium ore exceeds that of other world-class uranium mines by several orders of magnitude.

Technically, CanAlaska has developed a dedicated and proficient exploration team to carry out exploration. Highly-experienced exploration leaders such as Dr. Karl Schimann, V.P. Exploration, and Dr. Guy Marquis, Chief Geophysicist, together with their respective specialists, geologists, technicians and field crews, comprise one of the most aggressive and technologically-advanced teams engaged in uranium exploration in Canada today. The Company’s recently opened office in Saskatoon, the world’s uranium capital, anchors the needs of CanAlaska’s expanding team of professionals, as well as serves to attract new staff due to the region’s favourable environs.

The Company’s corporate successes in 2007 were also numerous. Led by Emil Fung, V.P. Corporate Development, CanAlaska finalized strategic exploration investment relationships with Japan’s Mitsubishi Development Pty Ltd., and with a Korean Consortium comprising Hanwha Corp., KORES, KEPCO and SK Energy Co. Ltd.  We also formed alliances with fellow Canadian explorer Mega Uranium as well as with other major explorers and uranium end-users.  In light of the current re-adjustments in the financial markets and the growing scarcity in the availability of exploration capital, CanAlaska’s strong “end-user” financial backing and capable in-house exploration team assures the Company of both the funding and expertise necessary to deliver on its corporate mission of discovering one or more major uranium deposits.

CanAlaska’s commitment to the Athabasca Basin region has also seen it cementing ties with First Nations communities. The Company recently obtained overwhelming approval from the communities of Black Lake and Fond du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (INAC). In doing so, the Company  achieved the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years.  CanAlaska’s strong record of operational safety and environmental compliance was recognized as a key contributing factor during the review process, and marks our company as a leader in responsible and sound exploration.

Since late 2004, CanAlaska has expended over $45 million on exploration and research towards the advancement of uranium discovery on our twenty-two project areas.  CanAlaska’s confidence in achieving its corporate mission rests on the detailed results and modeling obtained from this vast information gathering event.  The Company expects its exploration efforts to begin to bear fruit over the coming months.

In summary, the Company is well-positioned as a premier uranium exploration investment.  The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide CanAlaska with the long-term financial incentive to succeed.  Uranium sourced from the Athabasca Basin represents the world’s smallest environmental footprint for this energy metal.  The staggering ore grades and mine valuations from this region serve to affirm the value of CanAlaska’s exploration focus.  The Board of Directors and the management team will continue to seek out opportunities to ensure that CanAlaska is equipped with the resources and strategic backing necessary in order to realize discovery success.

As at August 13, 2008, the Company had 137,533,650 shares outstanding with a total market capitalization of $28.9 million.

The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.  The Company’s common shares are also quoted on the OTCBB since December 3, 1999 under the symbol of “CVVUF”.

C.

Organizational Structure

The Company is the sole shareholder of CanAlaska Resources Ltd. USA, a Nevada corporation, CanAlaska West McArthur Uranium Ltd., Golden Fern Resources Limited, New Zealand, and also holds 82.6% of CanAlaska Korea Uranium Ltd. and Canada-Korea Uranium Limited Partnership and holds a 71.5% interest in the Rise and Shine Joint Venture, New Zealand, as of April 30, 2008.

The Company carries out its operations in Alaska through its wholly-owned subsidiary, CanAlaska Resources Ltd.,USA, incorporated May 16, 1988 in the State of Nevada, USA.  The Company is the sole shareholder of CanAlaska Resources Ltd. USA. The Company’s agent in the host country is Incorp Services, Inc., 3155 East Patrick Lane, Suite 1, Las Vegas, NV 89120-3481.

The Company owns 100% of a New Zealand subsidiary, Golden Fern Resources Limited.  Golden Fern Resources Limited was incorporated in New Zealand under the Companies Act 1993 on August 15, 2002 as Dunedin Goldfields Limited and changed its name to CanAlaska Ventures NZ Limited on the July 23, 2004 and further changed its name to Golden Fern Resources Limited on May 17, 2005.

The Company has a wholly-owned subsidiary, CanAlaska West McArthur Uranium Ltd., incorporated on March 15, 2007 under the laws of the Province of British Columbia, Canada.

The Company holds a 82.6% interest in both CanAlaska Korea Uranium Ltd. and Canada-Korea Uranium Limited Partnership as at April 30, 2008.  CanAlaska Korea Uranium Ltd. was incorporated on July 4, 2007 in the Province of British Columbia, Canada.  Canada-Korea Uranium Limited Partnership was registered under Section 51 of the Partnership Act of British Columbia, Canada on the December 14, 2007.

The Company’s registered and executive office is located at 1788 – 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7, telephone number +1-604-688-3211.  The Company is a reporting issuer in the Province of British Columbia, Alberta, Ontario and Newfoundland, Canada.  The Company is extra-provincially registered in Newfoundland, Saskatchewan, Manitoba and Alberta, Canada.

D.

Property, Plant and Equipment

The Company's principal mineral properties and claims are situated in Saskatchewan, Alberta, and Manitoba, with additional properties in Labrador and Newfoundland, Quebec, British Columbia, Alaska, USA and New Zealand.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constituted and will constitute an exploration search.

The Company has committed over 90% of its current exploration efforts to uranium exploration in Canada.  The uranium projects in which drilling has commenced are in Section 1, uranium projects that are drill-ready are in Section 2, uranium projects that are in the exploratory stages are in Section 3, and all of the Company’s other projects are briefly outlined in Section 4.

SECTION 1:

DRILLING-COMMENCED URANIUM PROJECTS

1.

Cree East Project, Saskatchewan

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin.  The project is comprised of 16 contiguous mineral claims totaling 55,935 ha.  Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres in the south, but with depths extending to 800-900 metres in the north.  A significant portion of the property is considered to be underlain by rocks of the Wollaston Domain, and a number of structures and conductive targets have been identified from the Company’s exploration efforts.

On May 7, 2007, a consortium of four South Korean companies led by Hanwha Corp., signed an MOU with CanAlaska to work towards an agreement whereby a Korean Consortium may earn a 50% ownership interest in the project by providing funding of $19 million.  These agreements were finalized with Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd., in December 2007.  All exploration expenditures incurred by CanAlaska since June 1, 2007 have been recompensed under these agreements.  The claim holdings are now separately controlled by CanAlaska Korean Uranium Ltd., which acts as the general partner for the Canada-Korea Uranium Limited Partnership.  As at August 1, 2008, the Korean Consortium has contributed $5,280,000 towards exploration of the project and holds a 23.0% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership.

In 2006, detailed collection of over 2,000 surface rock samples and over 400 lake sediment samples by CanAlaska's field crews defined three large areas of dravite and clay alteration on surface, and localised boulder samples containing anomalous uranium.  Before April 30, 2007, initial ground geophysical data from the first lines of IP-Resistivity surveys, which cost $532,035, provided the Company with evidence of strong alteration in the sandstone horizons overlying these basement conductors.  Additional IP-Resistivity and Audio Magneto Telluric geophysical surveys were used to further define these targets at a total cost of $899,668 during the current year.  Drill programs started on the project in late February 2008 cost $630,374, and large zones of alteration were intercepted.  However, the Company experienced problems with completing the majority of the drill holes because of extreme clay alteration and unconsolidated sands.  A $1.68 million drill program for continued drill testing of these targets in summer 2008 has been approved by the Korean Consortium.

2.

Fond du Lac Project, Saskatchewan

On October 18, 2006, CanAlaska optioned the Fond du Lac project from the Fond du Lac Denesuline First Nation.  The project is 39,093 ha in size and contains a uranium deposit with a historical (non 43-101 compliant) resource.  CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project.  In addition, the Company is also scheduled to pay the Fond du Lac Denesuline First Nation as consideration $130,000 ($40,000 paid) and 300,000 shares (100,000 shares issued).

In early 2007, a VTEM airborne survey costing $110,822 was carried out on the project, but additional ground work could not be carried out without federal permits.  In early 2008, Indian and Northern Affairs Canada (INAC) issued all of the necessary consents to allow exploration on the ground.  The Company received the exploration permit on June 24, 2008, and immediately commenced a select program of drill testing in and around areas of historical drill exploration.

3.

Helmer Project and FDLC Area, Saskatchewan

This contiguous block of 22 mineral claims totaling 60,607 ha lies in the central part of the north rim of the Athabasca Basin west of and south of Fond du Lac, and 50 km southeast of Uranium City.  Athabasca sandstones overlie Archean basement throughout most of the property with the unconformity at depths varying from less than 100 metres to approximately 650 metres.  Prior exploration located boulders of sandstone assaying up to 2.23% U3O8 on the project.  The main structural event on the property is the Grease River Fault Zone (GRFZ).  This is one of the major geological structures cutting the Athabasca Basin and the vertical offset in this area is up to 400 metres displacement.  Parallel structures and offset splays are associated with the trace of the GRFZ.  The Fond due Lac unconformity uranium deposit further to the east is also believed to be associated with this structure.

A series of airborne electromagnetic surveys in 2006 and 2007 conducted by the Company detected major basement conductors, which had not been detected by previous surveys.  A BHP Billiton Falcon Gravity Survey was carried out over the majority of the property in 2006.  In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes at a cost of $742,273.  The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but slightly elevated uranium background levels.  Further geophysical modelling was carried out at the end of the field season, and more drilling is expected on these targets.  The Company is actively marketing this project for third party option to support a more extensive drill program.

4.

Key Lake Project, Saskatchewan

This project is comprised of four mineral claims in three separate blocks totaling 5,998 ha lying within 15 km of the formerly producing Key Lake mine.  These claims were acquired by staking.  Two claims lie a few km south of the Athabasca Basin and are underlain by basement rocks.  The third is underlain by sandstones overlying basement, at depths of 50 to 150 metres.

By agreement dated March 2, 2006, the Company optioned to International Arimex Resources Inc. (now Westcan Uranium Ltd. (“Westcan”)) up to 75% interest in the Key Lake project.  Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million.  Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project.  The Company will act as operator of the project until Westcan has a vested 60% interest, at which time Westcan may elect to become the operator.  Should the project reach commercial production, the Company will receive a 3% net smelter royalty.

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area.  In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (.058% U3O8 over 1 metre), but with strong alteration and faulting.  In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization.  Further drilling is proposed. As at April 30, 2008, Westcan has contributed $815,872 towards exploration expenditures.

5.

Lake Athabasca Project, Saskatchewan

This large project comprises 13 contiguous mineral claims totaling 62,395 ha, chiefly on Lake Athabasca, southwest of Uranium City.  Islands south of Crackingstone Point and the former producing Gunnar Mine comprise about 8% of the property area.  Athabasca group sandstones underlie an estimated 90% of the property with depths to underlying older metamorphic basement varying from 0 to 600 metres.  High-grade uranium mineralization occurs in Athabasca sandstone at Stewart Island, in the northeast corner of the property.

In 2005 and 2006, the Company carried out airborne electromagnetic-magnetic surveys over the project.  These confirmed previously-identified shallow conductors and indicated new conductors at greater depths.  In 2006, extensive geophysical and marine seismic work was completed on the project.  Additionally, extensive and detailed mapping was performed on selected areas in and around the Stewart Island showing to investigate the nature and the controls on the mineralization.  This work also found several other types of mineralization, most notably, granite-hosted mineralization similar to that found at the Gunnar uranium deposit.

Evaluation of the project at the end of 2006 indicated that the areas of major interest are concentrated near the shore of the Crackingstone Peninsula, and areas in the archipelago to the south.  Claims distant from these areas were terminated.  Drilling began in winter 2007.  These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE.  In early winter 2008, the Company completed five more holes at three new targets near Johnston Island for total drilling costs of $435,130.  Two holes targeted uranium mineralization in basement intrusive rocks.  Holes near Johnston Island focused on known mineralized zones.  The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity.  A total of $3,259,500 in exploration expenditures were incurred during the year ended April 30, 2008.  Additional drilling is planned for the 2009 season.

6.

Waterbury Project, Saskatchewan

The Waterbury project includes nine mineral claims totaling 12,417 ha in six separate blocks lying within an area measuring approximately 20 km x 30 km and was acquired by staking.  One cluster of four blocks lies 10 km to 35 km northeast of the Cigar Lake Mine, and includes claim S-107965 on Waterbury Lake, midway between Cigar Lake and Midwest Lake mines along the strike of basement formations.  The other two blocks lie 10 and 20 km southeast of Cigar Lake mine.  All are underlain by Athabasca group rocks unconformably overlying Aphebian and Archean basement rocks.  Depths to the unconformity are approximately 200 metres in southeasterly claims to 450 metres in the extreme northwest.

In winter 2006, several targets were drilled and exhibited clay alteration, along with elevated uranium values.  In winter 2006/07, exploration continued, following up on a series of targets along a conductor that were located under Waterbury

Lake.  Additional geophysical surveying, which had direct geophysical costs of $401,207, and drilling were performed along the first drilled conductor in winter 2007.  However, results were not conclusive.

The project was previously under option to Northwestern Mineral Ventures Inc. (“Northwestern”).  However, due to a corporate restructuring at Northwestern, this option was terminated by Northwestern in late-2007 after paying for survey costs.  The Company intends to find an alternate partner to help it explore this strategic and interesting land position.

7.

West McArthur Project, Saskatchewan

The West McArthur project is one of the priority exploration projects within the Company’s Athabasca holdings.  In July 2006, Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan, entered into an MOU with CanAlaska to option a 50% interest in the project by expending a minimum $11 million over 3½ years.  This transaction was finalized on April 5, 2007.  As at April 30, 2008, Mitsubishi Development has contributed $7,728,548 towards the exploration of the project.

The West McArthur project is strategically located immediately west of the landholdings of the McArthur River Mine operated by Cameco Corp.  The property is underlain by the favorable formations of the Wollaston Domain rocks.  Very little exploration had been carried out on the project before it was staked by the Company in 2004, due to the thick sandstone units overlying the target unconformity.  Modern airborne survey methods have now overcome the obstacle of defining conductive targets at depth in and under the sandstone, making the project highly desirable for exploration.

Several drill phases have been undertaken on the West McArthur Project since 2006.  They have been concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered by the first airborne survey in December 2004.  To date, there have been 12 holes drilled on the project.  In spring 2006, four holes were drilled.  In all four holes, elevated uranium values, clay (Illite/Dravite) alteration and pathfinder minerals such as cobalt, copper, nickel, and boron were present.  In summer 2006, three holes were drilled to define further the extent and nature of the mineralization.  Again, heavy clay alteration, pathfinder mineralization and stringer uranium was intercepted.  In Winter/Spring 2007, five holes were drilled at a cost of $389,892 to test targets outlined by ongoing geophysical exploration.  Most significantly, hole WMA 010 intersected a significant zone of alteration including silicification, brecciation and clay alteration.   In early 2008, extensive detailed ground geophysical surveys with direct geophysical costs of $885,335 were carried out over the current drill areas and in further areas of interest.  Further drilling is anticipated in 2009.

SECTION 2 – DRILL-READY URANIUM PROJECTS

1.

Cree West Project, Saskatchewan

The Company acquired a 100% interest in 4 mineral claims (12,860 ha,) through staking two separate blocks of two claims, located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin.  Athabasca sandstone overlies basement at depths of approximately 800 to 1,000 metres.  The claims straddle a northeasterly trending structure that is being actively explored by others, and the Company is planning deep penetrating geophysical surveys.

By agreement dated April 24, 2006, the Company optioned to International Arimex Resources Inc. (now called Westcan Uranium) up to a 75% interest in the Cree West project.  Westcan may, at its option earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures.  Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project. The Company will act as operator of the project until Westcan has a vested 60% interest, at which time Westcan may become the operator.  Should the project reach commercial production, the Company will receive a 3% net smelter royalty.  As at August 1, 2008, Westcan has contributed $736,066 towards exploration expenditures.

An airborne magnetic and electromagnetic survey was carried out in 2006-07, and ground AMT surveys were carried out in early winter 2008 at a direct cost of $106,046.  Drill testing has been recommended to determine the cause of the anomalous geophysical targets.

2.

Grease River Project, Saskatchewan

The Grease River project covers approximately 81,821 ha in three separate claim blocks that extend from Bulyea River, north of Fond du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

The Company acquired a 100% interest in certain minerals claims through staking, and on April 10, 2007, Yellowcake Plc entered into an option agreement with CanAlaska Uranium to earn a 60% interest in the project.  Yellowcake may exercise its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5 million.  In July 2007, CanAlaska consented to the introduction of Uranium Prospects plc as an additional earn-in partner.  Should the project reach commercial production, the Company will receive a 3% Yellowcake royalty, with the optionees having the right to purchase up to half of this royalty for $3 million.  As at April 30, 2008, Yellowcake/Uranium Prospects have contributed a total $1,370,695 towards exploration expenditures.

In winter 2006/07, a compilation of all the historical work was completed in preparation for the summer exploration season.  In the 2007 summer season, the majority of the project area was prospected and lakes were re-sampled for uranium.  Over a dozen zones were identified where uranium mineralization in boulders or outcrop exceeded 0.1% U3O8, and values in some zones exceeded 1% U3O8.  Further sampling and detailed work was recommended to quantify the size and extent of the new discoveries.  This field work commenced in June, 2008.

3.

Hodgson Project, Saskatchewan

This large project of seven contiguous claims totaling 30,262 ha lie between 23 and 57 km west of the Cigar Lake mine.  Uranium mineralization occurs in sandstone adjacent to the eastern end of the property at Tucker Lake, and prior drilling indicates 600 to 800 metres of sandstone overlying the basement.  In summer 2006, a Geotech V-TEM electromagnetic survey was completed and ground-based sampling/lake sediment analysis was performed on the project.  In early winter 2008, ground AMT surveys were carried out on a reconnaissance basis which cost $140,619.  These surveys confirmed conductive zones in the sandstones, as well as structures which need to be investigated further.  Additional AMT surveys are planned to better define drill targets.  The Company is actively marketing this project for third party option to support a more extensive drill program.

4.

Poplar Project, Saskatchewan

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 27 claim blocks totaling 110,268 ha.

In mid-2007, the Company entered into agreements with Mega Uranium Ltd. (“Mega”) to evaluate the area, and on October 1, 2007, Mega selected the Poplar area for option whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (25,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period.  The Company will act as operator for the project until earn-in and will be responsible for carrying out all exploration activities.  Following the formation of the 50/50 joint venture, Mega may choose to act as operator.  Mega may increase its ownership interest to 55% by paying the Company a further $2 million and 100,000 Mega shares.  As at April 30, 2008, Mega Uranium has contributed a total $1,347,962 towards exploration expenditures.

The majority of the project is covered by Lake Athabasca, where the unconformity lies at relatively shallow depths below the lake.  Very little exploration work has ever been carried out in this area of the lake.  However, historical prospecting and exploration efforts have identified small zones of uranium mineralization in the basement rocks immediately north of the lake.  In late 2007, a detailed VTEM airborne survey was completed over the majority of the project at a cost of $963,240.  This survey identified a number of conductors and structures, as well as features of interest along the edge of the Athabasca basin sandstone.  Further detailed seismic and other geophysical surveys, lake bottom sampling, prospecting and mapping, with a budget of $1.7 million was approved by Mega for summer 2008.

5.

McTavish Project, Saskatchewan

The McTavish project was reduced from one contiguous claim block to three blocks totaling seven mineral claims covering 16,384 ha in 2007.  These claims are centered approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake mine, with the southeastern claim located approximately 10km due west of Cameco Corp.’s Millenium uranium deposit.  Athabasca sandstones overlie metamorphic basement rocks throughout the project with depths to the unconformity estimated to be 600 to 900 metres.  There is a historical geophysics survey identifying a series of conductors crossing the southeastern claim block, and one drill hole just outside the block.  Work to-date included summer, 2006 ground-based sampling/lake sediment analysis and a Geotech VTEM airborne survey.  The claims covering the main VTEM conductive targets were re-staked in 2007 for a cost of $59,304.  They require further ground surveys in preparation for drill testing.  The Company is actively marketing this project for third party option to support more extensive exploration.

6.

 Moon Project, Saskatchewan

This project is comprised of three mineral claims covering 4,785 ha lying in two separate blocks approximately midway between the McArthur River and Key Lake mines, and just west of the Key-McArthur road.  The larger western block is approximately 8 km southeast of the Millenium uranium deposit. Athabasca sandstones comprise bedrock and overlie basement rocks at depths of about 300 metres.  In summer 2006, a Geotech VTEM survey was completed and ground-based sampling/lake sediment analysis was carried out on the project.  Winter geophysical work is planned for 2009.

7.

NE Wollaston Project, Saskatchewan & Manitoba

The very large (404,162 ha) project straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting  uranium deposits which include Rabbit Lake, Collins Bay B and Eagle Point Mines.  The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin.  There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks.  There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued into reconnaissance, and then detailed airborne surveys.  In 2006, exploration was accelerated, and a framework of discoveries highlighted extensive uranium-mineralized belts, either within, or cutting across all rock types in the area.  The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties.  However, further detailed work was carried out in Summer, 2007 on each of the current targets as well as on additional preliminary targets.  In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.  Cumulative exploration expenditures on the NE Wollaston project presently exceed $6.5 million.

As at August 1, 2008, further exploration on the project awaits the conclusion of land use consultations between the Government of Manitoba and local First Nations communities.  The Company is assisting the Government in its efforts and is also in discussions with local communities in an endeavor to re-commence operations in the near future.  The Company is also in negotiation with outside parties for financial assistance with work programs on this very large land package.  The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

SECTION 3 – EXPLORATORY URANIUM PROJECTS

1.

Alberta Project, Alberta

This large project comprises 13 contiguous permits totaling 97,150 ha covering most of the Alberta portion of Lake Athabasca.  Flat-lying Athabasca sandstone underlies most of the project with depths to the unconformity at its base varying from 0 to 800 metres.  In 2006, additional marine seismic surveying was performed as follow-up to the success of our 2005 waterborne survey program.  First-pass grid coverage of the entire project was accomplished using deep-penetrating multi-channel seismic equipment.  In the early part of 2006, the Company flew a MEGATEM® electromagnetic airborne survey over the property, which was then sent for further processing by Condor Consulting of Denver.  The permit area in Alberta was then reduced to that which management believes is suitable for the conduct of further exploration.  In early 2008, a geophysical survey camp was operated in the Fiddler Point area to define a series of targets identified by the previous work programs utilizing IP and AMT surveys and had direct geophysical costs of $362,437.  The Company has now established viable drill targets in these zones and intends to present the information to the Government of Alberta for consultation meetings with the local community and permitting.

2.

Arnold Project, Saskatchewan

This project is a contiguous block of 5 mineral claims totaling 24,285 ha located 30 km west of the McArthur River mine.  Flat-lying Athabasca sandstones unconformably overlie basement at depths varying from 600 to 900 metres.  Prior geophysical surveys were not effective to this depth, making the property prospective for current techniques.

In summer 2006, a Geotech V-TEM survey was completed and ground-based sampling/lake sediment analysis was performed on the project.  The Company has identified zones of anomalous conductivity, suggestive of alteration zones in the sandstone.  However, more detailed geophysical work is required to define drill locations.

3.

Black Lake Project, Saskatchewan

In December 2006, CanAlaska optioned the project from the Black Lake Denesuline First Nation. The project consists of three blocks totaling 32,037 ha.  CanAlaska holds an option to spend $2 million in exploration to earn a 49% interest in the project.  CanAlaska will also pay the Black Lake Denesuline additional consideration of $130,000 ($40,000 paid), and 300,000 CanAlaska shares (100,000 issued).

In early 2007, a VTEM electromagnetic airborne survey was undertaken on the project which cost $75,492. The Company received ground exploration permits from Indian and Northern Affairs Canada (INAC) in early August, 2008, and ground prospecting and surveys have commenced.

4.

Camsell Project, Saskatchewan

The Camsell project (30,165 ha) is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of lake Athabasca.  It covers a large magnetic feature, which is thought to have potential for associated uranium mineralization.  During 2006, a MEGATEM® electromagnetic survey was flown on the property and the data was processed by Condor Consulting of Denver.  The project area was expanded on the strength of the results of this survey and, in 2007, preliminary seismic surveying was carried out.  The Company is awaiting further developments in the area, or support from an outside partner.

5.

Carswell Project, Saskatchewan

The Company staked claims covering 9,404 ha in the vicinity of Cluff Lake uranium mine in early 2008 at a cost of $102,321.  No work has been carried out to-date.

6.

Ford Project, Saskatchewan

The Company staked claims covering 9,691 ha immediately east of the Cree East project in early 2008 at a cost of $24,510.  No work has been carried out to-date.

7.

Kasmere Project, Manitoba

The Company applied for mineral exploration licenses adjoining the northern boundary of the NE Wollaston project covering 232,937 ha in northwestern Manitoba in 2007.  These licence applications are on strike with the mineralized Wollaston Domain rocks which underlie the NE Wollaston project.  The Company is awaiting approval of exploration licenses and permits from the Manitoba Government pending the conclusion of land use consultations with local First Nations communities.

8.

Misty Project, Manitoba

The Company applied for a mineral exploration license covering 53,080 ha and adjoining the southern boundary of the NE Wollaston project in April, 2008.  The project shows evidence of high-grade rare earth elements (REE) mineralization.

In May, 2008, Great Western Minerals Group Ltd. entered into an option agreement with the Company whereby it may earn a 51% interest in the project by contributing $6 million in exploration expenditures.  The grant of exploration licenses and permits by the Government of Manitoba is pending the successful conclusion of its land use consultations with local First Nations communities.

SECTION 4 – OTHER PROJECTS

1.

Elliot Lake Project, Ontario

The Company acquired by staking in October, 2004, and January, 2005, two groups of prospective uranium claims in the Elliot Lake area of Ontario, totaling 12 mineral claims and 145 claim units (approximately 2,320 acres).  Five of the claims (60 claim units) are located in Joubin Township, and the remaining 7 claims (85 claim units) are in Gaiashk Township.  In October, 2006, the Company entered into an agreement with Pele Mountain Resources Inc. ("Pele") under which Pele purchased a 100% interest in five unpatented mining claims comprising the Pardee property in Elliott Lake, Ontario.  Pele has paid CanAlaska a total of $13,000 in cash, and issued 60,000 common shares of Pele at an attributed value of $13,200, and has granted to CanAlaska a 1.75% net smelter return royalty (“NSR”).  Pele retains the right to buy-back up to 1 percent of the NSR for a total of $1 million.

2.

Rainbow Hill Project, Alaska

The Rainbow Hill project is located in the Valdez Creek area, 225 road miles southeast of Fairbanks, Alaska.  The project is situated near the headwaters of Valdez Creek and is road accessible.  The Company owns a 100% interest in the 12 lode mining claims located in the State of Alaska, U.S.A., through its wholly-owned subsidiary, CanAlaska Resources Ltd. USA. CanAlaska Resources Ltd. USA was incorporated under the laws of the State of Nevada on May 16, 1988 and was registered to transact business in the State of Alaska on December 9, 1988.  In 1988, the claims were acquired for a cash payment of US $25,000 and the issuance of 37,500 post-consolidation shares of the Company (issued at $2.40 per share).

In 2006, the Company determined that the results of its exploration programs on the project did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,147.  The Company also terminated its option on the adjacent Gold Hill claims in May 2006, but retained the unpatented lode claims for future sale.

3.

Voisey’s Bay Project, Labrador

The Company has a direct and indirect interest in mineral claims located in Labrador, Newfoundland.

(a)

Mineral Licences 785M and 787M

The Company owns a 50% interest in mineral licences 785M and 787M.  Licence 785M consists of 60 claims and licence 787M consists of 72 claims.  Columbia Yukon Resources Ltd. (“CYR”) also has a 50% interest in these claims, which was earned under an option agreement between the two companies dated February 21, 1995.  CYR and the Company subsequently entered into a joint venture agreement dated March 6, 1997 with respect to the two claim groups.  The joint venture agreement provides for a management committee in which the Company and CYR have equal representation.  CYR is the initial operator.  The Company owns a 1.5% NSR and CYR a 1% NSR.  In the event that the Company’s working interest is diluted to 10% or less it converts to a 10% net profits interest.

(i)

VBE – 1: Mineral Licence 785M

CanAlaska had no plans to expend funds on this project in 2007 and has communicated this to its joint venture partner.  In December, 2007, CYR paid a mineral assessment deposit of $64,800 to maintain the licence in good standing and has communicated to CanAlaska that it will continue to operate the project.

(ii)

VBE – 2: Mineral Licence 787M

In October 2006, Celtic Minerals (“Celtic”) and Merrex Gold (“Merrex”) entered into an option agreement to acquire a 100% interest in the project for $1.6 million in expenditures over four years and cash payments of $250,000 ($75,000 received) to be split with 50% co-owner CRY, together with 125,000 shares (50,000 shares received) of both Merrex and Celtic to be split equally between the co-owners. CanAlaska and CYR together hold a 2% Net Smelter Return on the project, of which Celtic and Merrex can purchase 0.5% from each co-owner (for 1%) for $2 million.

4.

Zeballos Project, British Columbia

The Company acquired a 50% interest in the Zeballos Gold project from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) by an agreement dated August 23, 1988, as amended November 10, 1988.  The Zeballos project consists of 22 Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia   Access is by road from the nearby town of Zeballos, BC.  The Company acquired the remaining 50% for a total 100% interest in the Zeballos Property in 2002.

In 2006, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,382.  The Zeballos property is maintained in good standing with yearly payments of the crown grant land taxes.  The Company plans to pursue joint venture possibilities for this project.

5.

Glitter Lake Project, Quebec

The Company acquired a 100% interest in certain mineral claims prospective for nickel and platinum group metals located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the Company.  The project is located 135 km north northeast of Matagami Quebec, and is accessible by helicopter in the summer and in the winter by road 13 km from km 212 on the James Bay Highway.  The property is subject to a 1.5% NSR.

The project is located adjacent to and along strike of the Horden Lake Nickel deposit, previously owned by Noranda and Inco.  This deposit is currently being evaluated by Southampton Ventures Inc. who report a historical non 43-101 a prefeasibility study from 1993 (completed by Watts, Griffis and McOuat).  The one-strike property has been sampled and, in 2007, an airborne VTEM survey was completed.  From this work, a drill program is recommended.

By agreement dated August 15, 2003 and amended in April 30, 2005, April 30, 2006, and April 1, 2008, the Company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp. (PFN).  To acquire a 50% interest, PFN must, at its option, complete $700,000 of work and issue 60,000 shares and make $45,000 of payments.

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

6.

New Zealand Projects

The Company holds indirectly, through its wholly-owned New Zealand subsidiary Golden Fern Resources Limited five mineral exploration permits in New Zealand.  Three projects are on the west coast of the South Island near the historic Reefton, Croesus gold camps and alluvial gold fields.  A further project in the South Island near Cromwell, the Rise and Shine Project, is operated as a joint venture with Oceana Gold.  The one project in the North Island covers the historic mercury-silver deposits of the Puhi Puhi area near Mt. Mitchell in Northland.  All of the projects have been maintained by the Company, with the intention of developing joint ventures or a separate exchange listing.

Granite Dome (Permit 39278), West Coast, South Island

The Granite Dome project is located 20 km east of Greymouth, New Zealand.  Paved roads cross the property at various locations.  During 2004, the Company made application for the Granite Dome permit covering 1,544 sq. kilometres.

The Company has carried out initial prospecting and sediment sampling around the major intrusive centres on the project and is planning further detailed mapping and sampling.  In 2006, follow-up mapping and sampling was carried out around target areas delineated by the initial survey.  An airborne magnetic-electromagnetic survey is now proposed for a portion of the property.

Greymouth North (Permit 39279), West Coast, South Island

The Greymouth North project is located 10 km north of the town of Greymouth.  Access is by helicopter.  The permit covers 235 sq. kilometres.

The Company carried-out initial prospecting and sediment sampling across the property in 2005 and identified a large number of quartz vein systems with varying gold content.  The project covers a number of old gold workings and mines and requires further sampling and mapping.  In 2006, follow-up mapping and sampling was carried-out around target areas delineated by the initial survey.  An airborne magnetic-electromagnetic survey is proposed for the project to allow a focus for further geological work.

Mt. Mitchell (Permit 40669), Northland, North Island

The Mt. Mitchell project is located 10 km north of Hokianaga, New Zealand.  Access is by a network of paved roads from Highway 1.  The Company made application for the Mt. Mitchell Exploration Permit in 2004, and commenced exploration work in 2005.  The Mt. Mitchell permit covers 61.7 sq. kilometres.

The Company has compiled all of the previous historical data and prepared an interactive data base.  Historical work identified soil geochemical anomalies for gold, and one significant intersection of gold mineralization in a drill hole.  Access arrangements were concluded with one landowner for drill access, and a first pass drill program was carried out in early 2008 in areas to the north of the previously identified gold target.  This program identified other zones of quartz veining, mineralization and clay alteration, but did not intersect economic gold values.

Reefton South (Permit 40677), West Coast, South Island

The Reefton South project is located 20 km south of Reefton, New Zealand.  Access is by paved roads from the Reefton-Greymouth main road.  The Reefton Exploration permit was granted in 2004 and covers 118.95 sq. kilometres.

The Company is compiling an interactive data base for the project, and processing historical geophysical information.  Further surface sampling and mapping is required to identify specific targets.  Airborne magnetic and electromagnetic surveys are required to localize and detail geological features.

Rise and Shine (Option from Oceana Gold), Cromwell, Otago, South Island

The Rise and Shine project is located 20 km northeast of Cromwell, New Zealand.  By agreement dated December 14, 2004, and amended July 21, 2006 with Oceana Gold, the Company has now earned a 70% interest in the project.  The terms of the agreement were for the Company to complete a minimum 1,000 metre drill program prior to July 31, 2005, and in subsequent years, complete an additional $100,000 of field expenditures by June 30, 2006, and a further $150,000 by June 30, 2007.

The project encompasses a number of historic high-grade underground gold mines on nine major vein systems in the Bendigo Gold Field and along the 4 km of the Rise and Shine Shear Zone, which is the immediate target for exploration activities.  There are three gold producing zones related to the shear zone target, which is a mineralized regional shear structure similar to the Hyde-Macraes Shear Zone, the host structure of the Macraes gold mine operated by Oceana.

The Company has carried out two limited drill programs on the property, and identified pervasive gold mineralization associated with the known previously worked areas.  A ground geophysical survey in early 2006 identified new structures and target areas for drilling.  Drilling in 2006 and 2007 was successfully completed and the results are currently undergoing analysis.  The Company is preparing for further sampling mapping and drill programs.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual consolidated financial statements.

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

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, and determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007

Results of Operations

The year ended April 30, 2008 resulted in a net comprehensive loss of $3,090,221 which compares with a loss of $1,828,759 for the same period in 2007. The loss for 2008 has been reduced by $840,801 (2007: $1,173,486), which is the tax benefit associated with the renunciation of flow-through shares.

During the year, the Company adopted the financial instrument standard whereby any gain or loss in the value of its available-for-sale securities is reported as other comprehensive income or loss.  On May 1, 2007, there was a transition adjustment of $526,147 to the opening balance of accumulated other comprehensive income and an unrealized loss of $360,335 on its available-for-sale securities was recognized during the current year.

General and administrative expenses for the year ended April 30, 2008 were $3,874,702 (2007: $2,054,845) an increase of $1,819,857 over the same period in 2007.  Most of this increase is attributable to the total fair value of stock options as calculated using the Black-Scholes Option Pricing Model that were vested during the year and resulted in stock-based compensation expense of $1,095,013 for the year ended April 30, 2008 compared to $597,314 for the previous year. The stock compensation expense of $1,095,013 has been allocated by expense category on the income statement with an additional $467,438 being attributed to mineral properties.

Management fees of $171,021 were recorded as compared to $110,704 in the prior year as a management agreement with the former Chairman was terminated with the payout of one year’s compensation plus a bonus payment of six months compensation.

Wages of $503,317 (2007: $70,743) were recorded, as several people that were previously paid as consultants were hired as full-time permanent employees and additional staff were hired to handle the increased work of the exploration projects.

In the year ended April 30, 2008, rent of $170,841 (2007: $48,188) was recorded as the Company entered into additional lease agreements for its downtown Vancouver office and its new exploration and service office in Saskatoon.

Legal fees of $261,359 were recorded, an increase of $231,980 compared with the same period in the previous year, as the Company required outside legal advise to prepare the agreements for the Cree East project joint venture with the Korean Consortium.

In late 2007, the Company entered into an agreement whereby it undertook a long-term lease for a warehouse in La Ronge, Saskatchewan to support exploration activities.   The Company paid a total consideration of $200,000 to the previous leaseholder and incurred additional construction expenses of $47,832.  These leasehold improvements are part of property, plant and equipment expenditures incurred during the year totalling $768,450, and total amortization was $188,197 (2007: $75,260).

All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $280,280 (2007: $222,549) an increase of $57,731 as the Company had higher cash balances.  Recovery of administration costs of $670,413 was earned for being the operator of six option and joint venture agreements on certain Saskatchewan mineral properties.  Option payments received in excess of exploration costs of $136,731 (2007: $334,509) are reported when such payments exceed the carrying value of the related mineral property, such that once the related carrying cost of the property has been fully recovered, any excess is recognized as income.  Payments were received from the Cree West, Key Lake and Newfoundland projects.

A $149,146 (2007: $40,312) gain was realized on the sale of some of the Company’s available-for-sale securities.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $342,837 (2007: $278,581) an increase of $64,256.  Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence, the Company required staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  The Company produced a corporate video in conjunction with 21st Century Business with Alexander Haig outlining its uranium exploration activities in the Athabasca Basin as well as its major corporate alliances.  Due to the recent financial market downturn, the Company began to minimize its overall trade show attendance but did attend two local trade shows to update investors on corporate activities as well as to make presentations to financial institutions.

The Company recognized a $3,194,713 increase in contributed surplus on the formation of the Cree East project joint venture with the Korean consortium.

Outlook

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high-grade uranium deposits.  CanAlaska currently has optioned or joint-ventured seven of its Saskatchewan and Manitoba projects to several companies, and continues to operate these projects under management services agreements for a fee.  The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures.  The Company ended 2008 fiscal year with a strong cash position and, subsequent to year-end, issued 10,922,660 flow-through units for gross proceeds of $3,713,704.  This will enable the Company to continue its own exploration efforts in Canada and New Zealand.  The Company is continuing to attract new personnel to operate its projects and has established itself as a strong and well-recognised uranium explorer in the Athabasca Basin.

Since late 2004, CanAlaska has expended over $45 million on exploration and research towards the advancement of uranium discovery on our twenty-two project areas.  Our confidence in achieving our corporate mission rests on the detailed results and modeling obtained from this vast information gathering event.  We expect our exploration efforts to begin to bear fruit over the coming months.  A breakdown of the Company’s historical and forecasted exploration expenditures in the Athabasca Basin as at April 30, 2008, together with a summary of the Company’s exploration projects subject to joint venture are as outlined below:

PROJECT	MACRO SURVEYING	TARGET DELINEATION		DRILL TESTING
	Airborne / Marine	Prospecting / Mapping	Geophysics/ Geochem	Holes Drilled	Estimated Unconformity Depth (m)
South-East Region
Arnold	X	X	X/P	W	700 - 900
Cree East	X	X	X	2/S/W	250 - 800
Cree West	X	X	X/W	W*	500 - 900
Ford	-	-	-	-	200-400
Hodgson	X	X	X/W		600 - 900
Key	X	X	W	2/W*	Surface - 250
McTavish	X	X	W	W	500 - 900
Moon	X	S	W	W	400 - 600
Waterbury	X	X	X/W	6 / W*	200 - 450
West McArthur	X	X	X/W	12 / W*	650 - 900
North-East Region
Kasmere	X	S	S		surface
Misty	X	X	-	-	surface
NE Wollaston	X	X	X		surface
North-West Region
Alberta	X	X	X/W	W	0 - 800
Athabasca	X	X	X/W	7/W	0 - 400
Black Lake	X	XS	W	S	0 - 300
Camsell	X	S	S	W	0- 300
Carswell	W	-		-	200-1000
Fond du Lac	X	S	S/W	7/S	0 - 400
Grease River	S	XS	S	W	surface
Helmer	X	X	X/S	7	0 - 600
Poplar	X	S	S	W*	0 - 400
	X: Completed Activity			* To Be Advised - post JV budget approval
S: Planned Summer '08 Activity
W: Planned Winter '09 Activity

EXPLORATION PROJECT	Funding Partner	Ownership Earn-In %	Joint Venture Earn-In Commitments	Joint Venture Commitments Paid
				Note: Includes Summer 2008 Advances
South-East Region
Cree East	Korean Consortium	50%	19,000,000	5,280,000
Cree West	Westcan Uranium	50%/60%/75%	4,000,000	736,066
Key	Westcan Uranium	50%/60%/75%	2,000,000	815,872
West McArthur	Mitsubishi Dev.	50%	11,000,000	7,728,548
North-East Region
Misty	Great Western Min.	51%	6,000,000	-
North-West Region
Grease River	Uranium Prospects	60%	5,000,000	1,440,695
Poplar	Mega Uranium	50%/55%	8,000,000	3,047,962
Total Expenditure			$ 55,000,000	$ 19,049,143

In summary, CanAlaska is well-positioned as a premier uranium exploration investment.  The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide us with the long-term financial incentive to succeed.  Uranium sourced from the Athabasca Basin represents the world’s smallest environmental footprint for this energy metal.  The staggering ore grades and mine valuations for this region serve to affirm the value of CanAlaska’s exploration focus.  The Board of Directors and the management team will continue to seek out opportunities to ensure that CanAlaska is equipped with the resources and strategic backing necessary in order to realize discovery success.

Twelve Months Ended April 30, 2007 Compared to Twelve Months Ended April 30, 2006

Results of Operations

The year ended April 30, 2007 resulted in a net loss of $1,828,759 which compares with a loss of $328,159 for the same period in 2006.  The loss for 2007 has been reduced by $1,173,486 (2006: $1,435,610), which tax benefit associated with the recognition of previously unrecorded losses and/or current period losses.  General and administrative expenses for the year ended April 30, 2007 were $2,054,845, an increase of $290,672 over the same period in 2006.  The total fair market value of stock options that vested, using the Black-Scholes Option Pricing Model resulted in stock based compensation of $597,314 for the year ended April 30, 2007 compared to $420,014 for the previous year.  The stock compensation expense has been allocated by expense category on the income statement.  All general and administrative costs were consistent when compared to the previous fiscal year as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $222,549, an increase of $136,217 over the same period in 2006 as the Company has significantly higher cash balances.  Recovery of administration cost of $464,268 was earned for being operator of six option agreements on certain of its Saskatchewan mineral properties.  The Company also earned other income of $334,509 from property options compared to $10,000 in the prior year.  This other income results when option payments received on an option agreement exceeds the carrying value of the related mineral property, such that once the related carrying cost of the property has been fully recovered any excess is recognized as income.  The amount has increased substantially over the prior year due to increase in option payments being received on the Waterbury, Key Lake and Cree West properties.  A $40,312 gain was realized on the sale of available for-sale securities.

For the year ended April 30, 2007, the Company incurred gross mineral property exploration costs of $15,094,458 with $6,069,754 being recovered in the form of option receipts in cash and shares and recovered exploration costs from optionees.  The Company incurred exploration costs of $4,002,564 on the West McArthur project and received $3,934,411 of option payments from Mitsubishi Development Pty Ltd., under the terms of their option agreement.  The Company spent $1,029,379 on the Cree East property compared to $139,768 due to the geophysics program undertaken in the current year.  The Company spent $1,478,867 on the Lake Athabasca project as compared to $747,260 in the prior year due to geophysical and marine seismic work undertaken during the year.  The Company spent $3,495,075 on the NE Wollaston project as compared to $1,156,218 in the prior year due to detailed structural mapping, surface sampling and geological surveying undertaken in 2007.  Staking costs in Saskatchewan accounted for $282,585 of this amount.  Acquisition costs including staking and share issuance and cash costs amounted to $309,732.  This was offset by option payments received from exploration property options both in shares and cash of $504,405 for a net recovery of $194,673.  Mineral property costs of $1,939,894 were written off as the Zeballos, B.C., Geikie Project, SK, Newfoundland and Labrador, and certain New Zealand projects.  The Alaskan optioned properties were terminated, but the core claims were retained in the Rainbow Hill area.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence, the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year.  Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $278,581 for the year ended April 30, 2007, a decrease of $28,762 over the same period in 2006.

B.

Liquidity and Capital Resources

The Company expects that its existing requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the Company’s existing cash position.  The Company has sufficient funds to meet its general and administrative expenses over the next 12 months to complete its proposed exploration programs.  The Labrador and Zeballos projects have no internal exploration funds budgeted.  Certain existing third party expenditures are required and further joint ventures with third parties are continually being negotiated to further develop these properties.

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

Future profitability will also be affected by the level of taxes imposed by the jurisdiction in which the Company operates.  Furthermore, the Company’s operations may be affected by regulatory authorities in the jurisdictions in which the Company operates.  The Company is not currently aware of any factors or current recommendations by the taxation or regulatory authorities in Canada that may have a material impact on the Company’s operations.

The Company is in the business of acquiring and exploring mineral properties and does not have an established source of revenue at this time, except that the Company receives fees on projects where it acts as operator.  The Company's historical capital needs have been met by equity subscriptions from both private investors (including members of management) and the public.  In addition, the Company has entered into various option agreements and joint venture partnerships under which its exploration efforts are funded by the partner/investor.

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

Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007

Liquidity and Capital Resources

As at April 30, 2008, the Company’s working capital, defined as current assets less current liabilities, was $7,758,258  (2007: $12,497,057).  Current liabilities for the year increased from previous year’s level as a result of an increase in exploration activity and corresponding transactions with vendors.

Cash and cash equivalents are comprised of bank balances and short term deposits of $7,151,603 (2007: $10,076,042).

During the year ended April 30, 2008, 8,771,988 flow-through private placement units were issued for gross proceeds of $4,100,612 and must be spent on Canadian mineral exploration expenditures before December 31, 2008.  This amount was spent during the year as part of a total $14,353,205 in uranium exploration expenditures incurred in the Athabasca Basin with contributions of $6,638,322 received from exploration partners under option and joint venture agreements.  A further 7,629,968 regular private placement units were issued for gross proceeds of $2,899,388.  This amount was used to fund the cash used on operating activities for the year of $2,136,487 and future general and administrative costs.

The Company has available for-sale securities with a market value of $882,268 as at April 30, 2008.  The main investments consist of 1,046,800 shares of Pacific North West Capital Corp., 263,000 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc.  All these companies previously had certain directors in common.  These amounts are included in the above working capital.

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

F.

Tabular Disclosure of Contractual Obligations

The Company has committed to an operating lease dated July 1, 2005 for office space in Kerrisdale, Vancouver, expiring June 30, 2010 with monthly lease payments of $4,969.  The Company has committed to an operating lease dated May 22, 2007 for office space in Saskatoon, Saskatchewan, expiring May 31, 2012 with monthly lease payments of $6,837.

The Company has committed to an operating lease dated July 31, 2007 for additional office space in Vancouver, expiring August 31, 2010 with monthly lease payments of $4,560.  The Company has committed to a lease for land dated October 1, 2007 for warehouse space in La Ronge, Saskatchewan, expiring May 31, 2021 with monthly lease payments of $52.  The future minimum lease payments are as follows:

Lease Commitments
2009	$ 197,024
2010	197,024
2011	110,851
2012	82,673
Thereafter	12,498
$ 600,070

By agreements dated March 3, 2008, the Company agreed to pay the President and VP Corporate Development $165,000 each annually.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent, whichever is greater.

No mineral option payments have been included as they are being funded by various partners under option or joint venture agreements that may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the April 30, 2008 audited consolidated financial statements.

G.

Safe Harbor

The Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Annual Report, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations”, "Description of Business" and "Description of Property".  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risk), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects  capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company, Province/State and Country of Residence	Period(s) with the Company
Peter Dasler Delta, BC, Canada President , Chief Executive Officer & Director of CanAlaska Uranium Ltd.	Since 2004
Emil Fung North Vancouver, BC, Canada VP, Corporate Development & Director of CanAlaska Uranium Ltd.	Since 2005
Hubert Marleau Montreal, PQ, Canada Director of CanAlaska Uranium Ltd.	Since 1996
Jean Luc Roy Vancouver, B.C., Canada Director of CanAlaska Uranium Ltd.	Since 2007
Amb. Thomas Graham Jr. Bethesda, MD, USA Director of CanAlaska Uranium Ltd.	Since 2007
Victor Fern Fond du Lac, SK., Canada Director of CanAlaska Uranium Ltd.	Since 2008
Karl Schimann Vancouver, BC, Canada VP, Exploration of CanAlaska Uranium Ltd.	Since 2004
Gordon Steblin Richmond, BC, Canada Chief Financial Officer of CanAlaska Uranium Ltd.	Since 2002
Frances Petryshen Burnaby, BC, Canada Corporate Secretary of CanAlaska Uranium Ltd.	Since 2007

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Peter Dasler – President, Chief Executive Officer and Director

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of President and Chief Executive Officer of CanAlaska Uranium Ltd. (2004-present) and Vice President, Business Development for Pacific North West Capital Corp. (2003 – 2007).

Emil Fung – Vice President, Corporate Development and Director

Mr. Fung holds a B.A.Sc. (Ch.E.) degree from the University of Toronto and is a M.B.A. graduate from the Schulich School of Business at York University, Toronto.  He began his career as a design engineer of Canadian nuclear reactors. In the mid-80's, Mr. Fung was engaged in investment banking in New York, where he headed mergers and acquisitions for Toronto Dominion Securities.  During the 90's, Mr. Fung pursued his entrepreneurial interests in Asia where he founded several media, telecoms and entertainment companies.  He later formed a venture capital fund to invest exclusively in entrepreneurial start-ups in China.  Mr. Fung returned to Canada in 2003 with a view to bridge the growing gap between resource-hungry Asian economies and the commodity riches of Canada.  He teamed with the Company in January, 2005 to advance the Company's corporate development efforts.

Hubert Marleau - Director

Mr. Marleau, a graduate of the University of Ottawa, is currently a Director of CanAlaska Uranium Ltd. and President & CEO of Palos Capital Corp. (1998-present).  He currently sits on the boards of numerous companies.

Jean Luc Roy – Director

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country.  Mr. Roy is currently CEO and President of El Nino Ventures Inc.

Amb. Thomas Graham Jr. – Director

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

Victor Fern – Director

Mr. Fern is the past chief of the Fond du Lac Denesuline First Nation.  Since 1984 Mr. Fern has gained experience at uranium operations in Northern Saskatchewan and is currently involved at mill operations at a nearby mine.  He is active in community development, environmental monitoring and works on local committees.  He is also involved with various private business interests in the Fond du Lac, Black Lake area of Saskatchewan.

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

Gordon Steblin – Chief Financial Officer

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia.  In 1985, he became a Certified General Accountant and has over 20 years experience in the mining industry.  He is currently the Chief Financial Officer of CanAlaska Uranium Ltd. and Freegold Ventures Ltd.  Most recently, he was also the CFO of Pacific North West Capital Corp. and El Nino Ventures Inc., public mineral exploration companies listed on the Toronto Stock Exchange.  Previously, Mr. Steblin was the accountant for Pacific North West Capital Corp., El Nino Ventures Inc., Freegold Ventures Limited and CanAlaska Uranium Ltd. from 1995 to 2002.

Frances Petryshen – Corporate Secretary

Ms. Petryshen has over 25 years experience as administrator, corporate secretary, director and officer for several exchange listed resource companies.  More recently, she has been involved as a principal in commercial real estate and agricultural projects in the USA and Canada.

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

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2008.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Peter Dasler, President and CEO	2008 2007 2006	165,000 75,000(1) 75,000(1)	7,500 10,000 15,000	Nil Nil Nil	705,000 540,000 176,250	274,500 540,,000 293,750	Nil Nil Nil	Nil Nil Nil
Harry Barr, Former Chairman(2)	2008 2007 2006	171,021 106,782 102,075	Nil 3,922 6,276	Nil Nil Nil	Nil 540,000 187,500	Nil 540,000 312,500	Nil Nil Nil	Nil Nil Nil

Gordon Steblin, CFO	2008 2007 2006	35,200(1) 31,600(1) 26,800(1)	3,500(1) 2,231(1) 3,570(1)	Nil Nil Nil	415,000 125,000 67,500	146,400 125,000 112,500	Nil Nil Nil	Nil Nil Nil
Emil Fung Vice President	2008	135,417	37,500	Nil	1,700,000	574,000	Nil	Nil
Karl Schimann Vice President	2008	165,000(1)	29,136(1)	Nil	1,295,000	392,000	Nil	Nil

Notes

(1)

Fees paid through a service company.

(2)

Mr. Barr resigned from his position as the Chairman of the Company on June 13, 2007.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company’s most recently completed financial year:

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of in the Money Options at April 30, 2008(1)	Expiry Date
Peter Dasler	100,000	0.62	Nil	Jun 28/12
	605,000	0.40	Nil	Dec 20/12
Emil Fung	200,000	0.62	Nil	Jun 28/12
	1,500,000	0.40	Nil	Dec 20/12
Hubert Marleau	10,000	0.62	Nil	Jun 28/12
	440,000	0.40	Nil	Dec 20/12
Jean Luc Roy	100,000	0.45	Nil	Oct 31/12
	400,000	0.40	Nil	Dec 20/12
Amb. Thomas Graham Jr.	500,000	0.74	Nil	Mar 30/12
Victor Fern	500,000	0.40	Nil	Mar 24/13
Karl Schimann	100,000	0.62	Nil	Jun 28/12
	1,195,000	0.40	Nil	Dec 20/12
Gordon Steblin	15,000	0.62	Nil	Jun 28/12
	400,000	0.40	Nil	Dec 20/12
Frances Petryshen	200,000	0.40	Nil	Dec 20/12

(1)On April 30, 2008, the closing price of the Company’s common shares on the TSX Venture Exchange was $0.25 per share.

Options/SARs Granted During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended April 30, 2008 are set out in the following table:

Name (a)	Securities Under Option/SARs Granted (#) (b)	% of Total Options/SARs Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Dasler President & CEO	100,000 605,000	8%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12
Gordon Steblin CFO	15,000 400,000	5%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12
Emil Fung Vice President	200,000 1,500,000	20%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12
Karl Schimann Vice President	100,000 1,195,000	15%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2008 and the number and value of unexercised options as at April 30, 2008.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Peter Dasler President & CEO	600,000	$167,000	1,711,250 / 588,750	Nil
Gordon Steblin CFO	Nil	Nil	505,000 / 345,000	Nil
Emil Fung Vice President	Nil	Nil	1,390,000 / 1,310,000	Nil
Karl Schimann Vice President	100,000	$16,000	1,417,500 / 1,282,500	Nil

Notes

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on April 30, 2008 of $0.25 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended April 30, 2008, no options to NEOs were cancelled or expired.

Option and SAR Repricings

During the financial year ended April 30, 2008, no options to NEOs were repriced.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2008, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

On June 1, 1995, the Company entered into a three-year management agreement dated June 1, 1995, with the Chairman and COO.  Pursuant to the terms of this agreement, compensation was set at $8,103 per month plus benefits.  This agreement was terminated in June 2007.

By agreement dated March 3, 2008, the Company entered into a three-year employment contract with each of the CEO, Peter Dasler and the Vice President of Corporate Development, Emil Fung, for an annual salary of $165,000 per year plus benefits.  The contact may be terminated by giving 90 days notice.  The agreement also provides for certain compensation in the event of termination due to change of control.

By agreement dated March 3, 2008, the Company entered into a consulting contract with Schimann Consulting Inc., whereby Karl Schimann, Vice President of Exploration is compensated at a rate of $650.00 per day.  Karl Schimann holds controlling interest in Schimann Consulting Inc.  The agreement is cancelable by either party with 90 days notice and also contains certain provisions for compensation in the event of termination due to change of control.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors through the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

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

The Company bases the compensation for the Company’s executive officers on the responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and they are intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

For details of executive compensation, see page 34 for summary compensation table.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005, the outside directors have been remunerated as follows: $500 per month, $500 per directors meeting attended and $500 per committee meeting.  In addition, each independent director holds incentive stock options to purchase up to 500,000 common shares of the Company as set forth in the following table:

Name	Number of Shares	Exercise Price	Expiry Date
Hubert Marleau	12,500 37,500 10,000 440,000	$0 45 $0.50 $0.62 $0.40	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12
Amb Thomas Graham Jr.	500,000	$0.74	Mar 30/12
Jean Luc Roy	100,000 400,000	$0.45 $0.40	Oct 31/12 Dec 20/12
Victor Fern	500,000	$0.40	Mar 24/13

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	34,820,915	$0.51	1,951,571
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	34,820,915(1)	$0.51	1,951,571 (2)

Notes

(1)

Of the 34,820,915 shares to be issued upon the exercise of options, warrants and other rights, 16,598,500 are to be issued upon the exercise of options, 18,222,415, are to be issued upon the exercise of warrants.

(2)

Of the 1,951,571 shares remaining available for future issuance, all of these shares are available to be issued under the Company’s Stock Option Plan.

Indebtedness of Directors and executive officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year to the current financial year ended April 30, 2008.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

C.

Board Practices

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s board mandate is as follows:

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The main objective of the board of directors mandate is the responsibility for the appointment and overseeing of a competent management team for the effective running of the business affairs of CanAlaska Uranium Ltd. (the “Company”) on behalf if its shareholders.

The board will effectively carry out its professional, legal and regulatory duties by the creation and management of a system of corporate governance practices that will enable it to discharge its duties in an efficient and practical manner.

The board is responsible for creating this mandate along with its Corporate Governance Committee, which will be amended and revised from time to time as determined by the strategic direction of the Company, or as determined by any changes in legal requirements or as dictated by any governing regulatory agency.  However, the board is required to review and update this mandate annually.

The performance of the board will be evaluated in accordance with this mandate on an annual basis.

STRUCTURE FOR CORPORATE GOVERNANCE

The board has developed the following structure to efficiently manage its governing responsibilities.

By the creation of a Corporate Governance Committee, consisting of the lead director and two independent directors, the board has delegated the following responsibilities to the committee:

•

Mandate of the Board of Directors

•

Corporate Governance Policy

•

Audit Committee Charter

It is through the implementing of these policies and guidelines that the board can exercise care, diligence and skill as well as have confidence in their ability to oversee its operations and supervise its management.

STRATEGIC PLANNING

The board is responsible to review the Company’s long-term strategic objectives and monitor the progress in reaching these goals.

The board must review and approve business plans and budgets on an annual or as needed basis and monitor the implementation of these plans.  The board must review and approve any significant strategic transactions that are not considered to be in the ordinary course of business.

The board shall review the organizational structure of the Company.

MONITORING AND ACTING

Risk Management

The board must identify and assess the principle risks inherent in its business activities and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks.  The board must insure that the assets of the Company are adequately protected and there are sufficient internal checks and balances.

The identification and management of risk is an important first step in the establishment of information management systems, internal controls, internal audit, strategic planning, business planning and risk policy setting.

Internal Controls and Management Information Systems

The board is responsible for overseeing and monitoring the integrity of the Company’s internal controls and procedures, management information systems, audit procedures and its financial reporting and financial control systems.  The Board should ensure that the internal audit function is properly structured and receives an adequate amount of information regarding the Company’s  business.

The internal audit function should provide regular and ongoing information to the audit committee an all material concerns and issues arising regarding strategic, financial, operational and administrative matters in the organization.  An annual report on the internal audit activities should be provided to the audit committee.  External assistance may be obtained, but it cannot be from the same firm that is carrying out the external audit.

The control processes include security, systems security, segregation of duties, authorizations, manpower management, management information systems, financial accounting, reporting and credit management.

Succession Planning

The board is responsible to see that succession planning for the senior management team is in place.  The succession planning will take into consideration corporate strategy and will be capable of being easily implemented in emergency conditions.  It will be an ongoing process that will develop suitable skill levels throughout the management chain to avoid major new recruitment processes each time a senior management official leaves the Company or is promoted.

The Board will determine suitable succession policies that will form the basis for the development of succession procedures and training programs.  These policies are to be re-evaluated periodically by the Board or a Board Committee.

Financial Risk Management

The board has the responsibility to ensure that the operational and financial performance of the Company is adequately reported to shareholders and regulators on a timely basis.  The financial statements are prepared in accordance with Canadian generally accepted accounting practices.

The board should review the general content of the auditors report on the financial aspects of the Company’s annual information form, management information circular, management’s discussion and analysis.

REPORTING

A Disclosure Policy is in existence to enable the Company to effectively communicate to shareholders.  The board must oversee the implementation of the policy and monitor its performance.

The Board is responsible for ensuring that the Company meets financial and other regulatory disclosure requirements in accordance with legislation and stock exchange rules.  A strong disclosure ethic will enable the Company to benefit, as it will promote a transparent and open image that shareholders and partners can trust and rely on.

LEGAL REQUIREMENTS

The board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Company.  The board has the responsibility for the approval of management proxy circulars, the annual financial statements, any changes in by-laws, take-over bid circulars, filling the vacancies on the board or in the appointment of auditors.

BOARD FUNCTIONING

The board has the responsibility to manage its own affairs including developing its own agenda and procedures.  Consider its size and identify and approve prospective nominees to the board.  Ensure the comprehensive orientation of all directors.

Regularly assess the effectiveness and contribution of the Board, its committees and each board member.  Take measures to satisfy itself as to the integrity of management.  To ensure that key management are appropriately compensated to encourage the Company’s long-term success.

Choose the Chief Executive Officer (“CEO”) and approve the appointment of other senior management including but not limited to the lead director and the chairman.  Monitor performance of the CEO and of senior management.  Place limits of authority delegated to senior management.

The board will review on an annual basis the Company’s Code of Ethics and monitor compliance with the code.

Establish and review its own policies and practices at least on an annual basis.

Meeting of the board will be held at least on a quarterly basis, in person, or via teleconferencing.

COMMITTEES OF THE BOARD

The board will establish committees of the board and delegate certain duties and responsibilities to such committees.  The board will oversee such committees and oversee their performance.  According to applicable regulations the board shall appoint the following standing committees annually, each composed of a majority of independent directors:

AUDIT COMMITTEE – comprised of three independent directors

CORPORATE GOVERNANCE COMMITTEE – comprised of three independent directors, the lead director and two members of the audit committee

COMPENSATION COMMITEE – comprised of 3 directors – one managing director and two audit committee members

Board of Directors

The Board is currently composed of six directors, for particulars see table at ITEM 6 A., Directors and Senior Management.  For details of Directors compensation see ITEM 6 B., Compensation of Directors, Report on Executive Compensation, and summary compensation table.

Audit Committee

The Audit Committee is comprised of Jean Luc Roy, Chairman, Amb. Thomas Graham Jr. and Hubert Marleau who are financially literate in accordance with Section 1.5 of MI 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a range and level of complexity of accounting issues that are generally comparable to the range and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Each of the members of the Audit Committee is independent in accordance with the standards of director independence set out under MI 52-110.

Mr. Jean Luc Roy has been a director or executive officer of several exploration and mining companies for over 20 years.  He currently is the President and CEO of El Nino Ventures Inc.

Mr. Hubert Marleau has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position with Palos Capital.

Ambassador Thomas Graham Jr. is currently Chairman of Cypress Fund for Peace and Security, Chairman of Mexco Energy and Executive Chairman of Thorium Power, Ltd.

The Audit Committee reviews and recommends to the Board for approval the annual consolidated financial statements and the annual report of the Company.  The quarterly consolidated financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the consolidated financial statements of the Company.

Additional information regarding the Audit Committee and the Audit Committee Charter may be found at the company’s web site www.canalaska.com or www.sedar.com  or www.edgar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual consolidated financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2008	$40,000	Nil	Nil	Nil
April 30, 2007	$31,808	Nil	Nil	Nil

Compensation Committee

As at September 15, 2008, the Compensation Committee was comprised of Hubert Marleau, Amb. Thomas Graham Jr. and Peter Dasler.  This committee reviews the compensation of senior management on an annual basis and assists in the administration of the Company’s employee stock option plan.

The compensation committee is responsible for ensuring the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right caliber to meet the organizations needs.  For further details refer to above sections - Composition of Compensation Committee, Report on Executive Compensation and Compensation of Directors.

Corporate Governance Committee

As at the Record Date, the Corporate Governance Committee was comprised of Hubert Marleau, Chairman, Amb. Thomas Graham Jr. and Victor Fern.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.  A copy of the Company’s Corporate Governance polices, objectives and practices may also be found at the Company’s web site www.canalaska.com or www.sedar.com  or www.edgar.com.

D.

Employees

During the fiscal year ended April 30, 2008, the Company has 30 employees, 10 consultants and up to 80 seasonal employees.

E.

Share Ownership

The following tables set forth the share ownership of those persons listed in Subsection 6A above and include details of options and warrants to purchase shares of the Company held by such persons:

Name	Shares Owned	Date Granted	Option Balance	Exercise Price	Expiry Date
Peter Dasler	1,020,800 (1)	Sept 10/03	50,000	0.25	Sept 10/08
		Nov 5/04	120,000	0.40	Nov 5/09
		Nov 29/04	50,000	0.45	Nov 29/09
		Mar 7/05	65,000	0.58	Mar 7/10
		Oct 14/05	470,000	0.45	Oct 14/10
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12
		June 28/07	100,000	0.62	June 28/12
		Dec 21/07	605,000	0.40	Dec 20/12
			2,000,000
Emil Fung	8,643	Mar 7/05	10,000	0.58	Mar 7/10
		July 13/05	75,000	0.35	July 13/10
		Oct 14/05	175,000	0.45	Oct 14/10
		Feb 14/06	200,000	0.42	Feb 14/11
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12
		June 28/07	200,000	0.62	June 28/12
		Dec 21/07	1,500,000	0.40	Dec 20/12
			2,700,000
Amb Thomas Graham Jr.	Nil	Mar 30/07	500,000	0.74	Mar 30/12
Hubert Marleau	Nil	Oct 14/05	12,500	0.45	Oct 14/10
		Nov 16/06	37,500	0.50	Nov 16/11
		June 28/07	10,000	0.62	June 28/12
		Dec 21/07	440,000	0.40	Dec 20/12
			500,000
Jean Luc Roy	Nil	Oct 31/07	100,000	0.45	Oct 31/12
		Dec 21/07	400,000	0.40	Dec 20/12
			500,000

Victor Fern	Nil	Mar 25/08	500,000	0.40	Mar 24/13
Frances Petryshen	30,000	Dec 21/07	200,000	0.40	Dec 20/12
Karl Schimann	106,700	Mar 7/05	65,000	0.58	Mar 7/10
		Oct 14/05	800,000	0.45	Oct 14/10
		Nov 16/06	440,000	0.50	Nov 16/11
		Mar 30/07	100,000	0.74	Mar 30/12
		June 28/07	100,000	0.62	June 28/12
		Dec 21/07	1,195,000	0.40	Dec 20/12
			2,700,000
Gordon Steblin	Nil	Feb 23/00	15,000	0.50	Feb 23/10
		Nov 5/04	100,000	0.40	Nov 5/09
		Mar 7/05	15,000	0.58	Mar 7/10
		Oct 14/05	180,000	0.45	Oct 14/10
		Nov 16/06	100,000	0.50	Nov 16/11
		Mar 30/07	25,000	0.74	Mar 30/12
		June 28/07	15,000	0.62	June 28/12
		Dec 21/07	400,000	0.40	Dec 20/12
			850,000
			10,450,000

Warrants to Purchase Shares

Name	Purchase Date	Warrant Balance	Exercise Price	Expiry Date
Peter Dasler	May 13, 2008	29,412	$ 0.50	May 12, 2010

Stock Option Plan

The Board of Directors of the Company adopted a stock option plan (the ”Plan”) on September 5, 1995.  The Board of Directors may allocate non-transferable options to purchase common shares of the Company to directors, officers, employees, and consultants of the Company and its subsidiaries.  The aggregate number of shares to be issued upon exercise of all options granted under the Plan and the aggregate number of shares issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

Amendment to Stock Option Plan

At the Company’s Annual General Meeting,  held on September 23, 2008, disinterested shareholders of the Company (being those shareholders who are not insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) were asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 21,552,571 to 27,500,000.  Both shareholder approval and TSX Venture Exchange approvals have been received and this change has been implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 21,552,571 shares.  As of the August 8, 2008, shares issuable under the Plan have been issued, reserved for issuance, or available for issue as follows:

Shares issued upon exercise of incentive stock options	-	3,369,500
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	16,306,500 1,876,571

TOTAL		21,552,571

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 27,500,000 shares, representing approximately 20% of the issued and outstanding shares of the Company as at August 5, 2008.

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

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held September 23, 2008, the approval of disinterested shareholders will be sought at the Meeting for any reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

Options and Other Rights to Purchase Shares

Directors, officers, employees and contractors are granted options to purchase common shares under the Company’s stock option plan.  The terms and outstanding balance are disclosed in the following table:

Number outstanding 30 April 2007	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry Date
23,100	-	(15,100)	(8,000)	-	$0.50	15-May-07
36,665	-	-	(36,665)	-	$0.50	24-Nov-07
100,000	-	(100,000)	-	-	$0.10	26-May-08
800,000	-	(500,000)	-	300,000	$0.10	25-Jun-08
272,500	-	(35,000)	(65,000)	172,500	$0.25	10-Sep-08
1,122,500	-	(175,000)	(180,000)	767,500	$0.40	5-Nov-09
175,000	-	-	-	175,000	$0.45	29-Nov-09
102,000	-	-	(45,000)	57,000	$0.50	23-Feb-10
378,000	-	-	(20,000)	358,000	$0.58	7-Mar-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,205,000	-	(20,000)	(95,000)	3,090,000	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
50,000	-	-	(50,000)	-	$0.50	21-Jul-11
25,000	-	-	-	25,000	$0.50	8-Aug-11
50,000	-	-	(50,000)	-	$0.50	22-Aug-11
80,000	-	-	-	80,000	$0.50	4-Oct-11
3,000,000	-	(25,000)	(220,000)	2,755,000	$0.50	16-Nov-11
100,000	-	-	(50,000)	50,000	$0.75	13-Feb-12
1,000,000	-	-	(25,000)	975,000	$0.74	30-Mar-12
-	100,000	-	-	100,000	$0.70	7-May-12
-	960,000	-	(175,000)	785,000	$0.62	28-Jun-12
-	10,000	-	(10,000)	-	$0.62	27-Aug-12
-	170,000	-	-	170,000	$0.45	30-Oct-12
-	100,000	-	-	100,000	$0.45	31-Oct-12
-	6,078,500	-	(390,000)	5,688,500	$0.40	20-Dec-12
-	150,000	-	-	150,000	$0.40	23-Jan-13
-	225,000	-	-	225,000	$0.40	10-Feb-13
-	600,000	-	-	600,000	$0.40	24-Mar-13
10,794,765	8,393,500	(870,100)	(1,419,665)	16,898,500

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at July 31, 2008.

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Company (1) 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	109,698,708	79.76
Goodman & Company (2) One Adelaide Street East, 29th Floor Toronto, Ontario M5C 2V9	11,323,529 / 15,735,293 (3)	8.23 /11.09

Notes

(1)

CDS & Co. and Cede & Co. are depositories; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and   has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s   shares.

(2)

11,323,529 common shares and 4,411,764 warrants are held within mutual funds and other client accounts managed by Goodman & Company, Investment Counsel Ltd., acting as Investment Counsel and Portfolio Manager.

(3)

Calculated on a partially diluted basis only, assuming the exercise of the warrants.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2008, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2008 consolidated financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2008 which contains an audit report dated July 28, 2008.

B.

Significant Changes

No significant changes have occurred since the date of the annual consolidated financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is not requirement to provide any information under this section.

B.

Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the Toronto Venture Exchange since January 4, 1988 under the trading symbol “CVV” and on the OTCBB from December 3, 1999 and under the trading symbol of “CVVUF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of April 30, 2008, the Company had 125,869,814 common shares without par value issued and outstanding which are fully paid.

As of August 31, 2008, the Company has 137,533,650 common shares without par value issued and outstanding which are fully paid.  The Company has 16,598,500 outstanding stock options and 18,222,415 outstanding share purchase warrants for a total of 172,354,565 calculated on a partially diluted basis only, assuming the exercise of the options and warrants.

B.

Memorandum and Articles of Association

CanAlaska Uranium Ltd. executive, registered and records office is located at 1788 - 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7, telephone number +1.604.685.1870.

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVUF since December 3, 1999.

The Company is a reporting company in British Columbia, Alberta, Ontario and Newfoundland.  The Company is extra-provincially registered in Newfoundland, Saskatchewan, Manitoba, and Alberta, Canada.

C.

Material Contracts for the year ended April 30, 2008.

During the year ended April 30, 2008, there were no material contracts entered into by the Company other than entered into during the normal course of business as disclosed in ITEM 4, Section D, Property, Plant and Equipment.

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

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada".  The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.

Taxation

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Canadian Federal Income Tax Consequences” below).

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital.

Currency Exchange Gains or Losses

U.S. Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. A gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transaction generally will be treated as an ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a tax year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than a capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company (“PFIC”)

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30, 1988 and the fiscal years ended from April 30, 1989 through April 30, 2005.  There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as a long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as a long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

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

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company’s common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of the gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

A Holder who is resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately the disposition and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

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

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 1788 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N7, Canada, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2008, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15  -  CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of April 30, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the Company’s most recently completed financial year ended April 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The Company’s audit committee members are Jean Luc Roy, Amb. Thomas Graham Jr. and Hubert Marleau.  They are all independent directors.

Mr. Roy is chairman and an independent member of the audit committee and is financially literate.  Mr. Roy has been a director or executive officer of several exploration and mining companies for the past 20 years.  He currently is the President and CEO of El Nino Ventures Inc.

Mr. Marleau is an independent member of the audit committee and is financially literate.  With Mr. Marleau’s extensive work history working with private and public companies as a director, Mr. Marleau has an understanding of internal controls and procedures for financial reporting.

Ambassador Thomas Graham Jr. is a member of the audit committee and is financially literate.  Mr. Graham is currently chairman of Cypress Fund for Peace and Security, chairman of Mexco Energy and executive chairman of Thorium Power, Ltd.

The Board of Directors has adopted the following Audit Committee Charter:

AUDIT COMMITTEE CHARTER

The audit committee is elected annually by the board of directors to assist the board in fulfilling its oversight responsibilities.  The committee is primarily responsible for the accuracy and integrity of the consolidated financial statements and other financial reports provided by the Canalaska Uranium Ltd., (the “Company”) to any regulatory authority or to the public.  Secondly, the committee is required to review the system of internal controls for finance, accounting, and legal compliance.  Performance of other duties as may be required from time to time by the board of directors or as required by the amendment of this charter.

COMPOSITION OF AUDIT COMMITTEE

The audit committee is composed of three independent directors.  A quorum shall be a majority of members.  The chair of the audit committee will be elected by the committee among their number.

RELEVANT EDUCATION AND EXPERIENCE

All of the members of the audit committee shall be financially literate.  Financially literate is the ability to read and understand a set of financial statements that present a level of complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.  Members will have relevant education or experience to sufficiently execute their duties and responsibilities.

The audit committee is required to name the financial expert who should have a strong financial ability to understand and assess accounting principles relating to estimates, accruals and reserves and financial statements, an understanding of internal controls and the financial reporting process, and experience in the preparation and auditing or evaluating issuers of a similar level of accounting complexity.

ROLE OF THE AUDIT COMMITTEE

The primary purpose of the audit committee is to:

•

Oversee the selecting and appointment of an auditor;

•

Oversee the conducting of the audit;

•

Review and appraise the performance of the auditors, and recommend replacement if warranted;

•

Set the remuneration to be paid to the auditors for the audit and any other services;

•

Identify and manage principle risks that could impact the financial reporting process;

•

Monitor the integrity of the financial reporting process and system of internal controls regarding the reporting process and ensure implementation of such controls and procedures;

•

Oversee the Company’s compliance with legal and regulatory reporting;

•

Where appropriate, engage independent counsel and or other advisors as may be necessary to carry out its duties; and

•

Review and update this Audit Committee Charter on an annual basis or as required.

RELATIONSHIP WITH AUDITORS

The audit committee members shall:

•

Review and discuss any disclosed relationships or services that may impact the objectivity and independence of the auditors;

•

Consult with auditors independent of management;

•

Review any significant judgments made by management in the preparation of the financial statements;

•

Review and significant disagreements or difficulties during the audit; and

•

Review and approve any non-audit services to be provided to the Company.

INTERNAL CONTROL OVERSIGHT

The internal control function is an effective system that is necessary to ensure the accuracy and integrity of its activities.  The audit committee must provide oversight activities of the internal control procedures and systems to ensure that they are effective in controlling the financial, monetary, operational, technical and administrative processes undertaken by the Company which may include:

•

business functions

•

accounting processes

•

cash transactions

•

information technology systems

•

information management

•

document and records handling

•

personnel

•

assets and liabilities

•

disclosure and reporting

•

authorization and management systems

•

administration systems

MEETINGS OF THE AUDIT COMMITTEE

The committee will meet at least four times per year and to discuss specific issues when necessary.  These meetings will be either of in person or via teleconferencing.  A quorum will be a minimum of two members, or the committee may delegate some of its duties to one or more members.

The minutes of the meetings should be recorded and approved as a true record of the decisions taken.  A secretary should be appointed to set up the meetings, prepare the agendas, take minutes and prepare any necessary information for the members.

The committee is authorized to invite management or other specialists to meetings in order to provide expert opinion or information in respect of issues being discussed.

PUBLIC DISCLOSURE OF FINANCIAL INFORMATION

The audit committee must review and approve the Company’s annual and interim consolidated financials statements before the Statements go to the Board for approval and before information is disclosed to the public.

SAFE HARBOUR

The audit committee must establish a procedure for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or auditing issues.

AUTHORITIES

In order to undertake its activities, the committee is authorized to study and investigate any activity within the organization or its subsidiaries, and shall require all employees to co-operate fully with such investigations.  The committee is also authorized to appoint any additional experts that it considers necessary in the completion of its duties.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer and all directors, officers, employees, consultants and contractors.  A copy will be provided to any person without charge, upon request by mail but may also be made by telephone, telecopy or other electronic means of communication. The Board has adopted the following Code of Ethics:

CODE OF ETHICS

SCOPE OF POLICY

Purpose of the Code

The purpose of a Code of Ethics is to define certain fundamental principles, policies and procedures that will govern the directors, officers, consultants, advisors, contractors and employees (the “Representatives”)  of CanAlaska Uranium Ltd. (the “Company”).

This code will assist to:

•

Establish a framework for accepted/unacceptable behaviours

•

Prompt high standards of business conduct and practice

•

Promote accountability and adherence to this code

•

Develop a corporate culture steeped in honest and ethical conduct

 Principles of the Code

The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  It is intended that the Company’s business practices are compatible with the economic, environmental and social priorities of the areas in which we operate.  Any Representative of the Company is expected to comply with this code in all aspects of their business activities.  Where uncertainty exists in certain applications of the code, you are expected to seek guidance through the channels provided.  Violators of this code will be subject to disciplinary action.

CONFLICTS OF INTEREST

Explained

The Company’s Representatives have an obligation to give their complete loyalty to the best interest of the Company.  They must avoid any action that may involve or appear to involve a conflict of interest with the Company.  These

Representatives should not have any financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgment they may need to make on behalf of the Company.  Any potential conflict of interest must be reported to the appropriate person as outlined in the reporting of violators section of the code.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners.  These courtesies include such things as meals, tickets to sporting or cultural events, discounts, travel, accommodation, merchandise or services.  In some cultures these gifts play an important role in business relationships.  However, a problem may occur when such courtesies compromise or appear to compromise your ability to make objective and fair business decisions.

Offering or receiving a gift that may be perceived to unfairly influence a business relationship should be avoided.  No gift or entertainment should be given, provided or accepted by any Representative of the Company unless it is not a cash gift, is consistent with customary practices, is not excessive in value, cannot be construed to be a bribe or payoff, and does not violate any applicable laws or regulations.

Competitive Practices

The Company believes that fair competition is one of its core values.  In this regard the Company complies with and supports laws of which prohibit restraints of trade, unfair practices, or abuses of economic power.  Therefore the Company will not enter into arrangements that would restrict its ability to compete with other businesses or the ability of any other business to compete fairly with the Company.

The code prohibits its Representatives from entering into understandings that may result in unfair business practices or anticompetitive behaviour. To never offer, or promise to pay or give anything of value, directly or indirectly, to any official for the purposes of influencing and act or a decision related to retaining or obtaining business directly or directing business to any other person, company or organization.

Public Relations

The Company’s Chief Executive Officer (CEO) and Vice President (VP) of Corporate Development are responsible for public relations, including all contact with media.  All other Representatives may not respond to inquiries or requests for information unless specifically authorized to do so.  If contacted by the media, representatives must refer the contact to the CEO or VP.

Representatives must be careful not to disclose confidential, personal or business information through public or casual discussions and must have read and are familiar with the Company’s Disclosure Policy.

LEGAL COMPLIANCE

Compliance with Laws, Rules, and Regulations

All Company Representatives are expected to comply in good faith at all times with all applicable laws, rules, and regulations are to behave in an ethical manner.  Representatives are required to educate themselves on laws, rules and regulations that govern their work.  When an individual has questions or is uncertain of the laws that govern them, they should seek assistance in understanding these laws from a member of the Corporate Governance Committee or the Corporate Secretary.

All Company Representatives are subject to Insider Trading Regulations.  Security Laws prohibit the trading in securities of any company while in possession of material, non-public information regarding such company.  You will receive a copy of the Company’s Disclosure Policy upon your hiring or appointment.  The policy will be up dated periodically and it is up to the individual to insure that they thoroughly understand the policy and any changes or updates.  Informational sessions will be held from time to time and Representatives are encouraged to continuously educate themselves about these laws, rules and regulations.

Confidential Information

During the normal course of business, Representatives will have access to business information and records of a confidential nature.  Confidential information is described as: “information which has not been made public by the Company through its public channels”.  Confidential business information is not to be disclosed externally or used for inappropriate purposes.  See the Company’s Disclosure Policy.  This requirement applies both during and after termination of employment or services.

Financial Reporting and Records

The Company maintains accurate and complete records.  Honest and accurate recording and reporting of information is critical to our financial reporting and our ability to make business decisions.  Transactions between the Company and outside individuals and organizations are promptly and accurately entered in our books in accordance with generally accepted accounting practices and principles.

All Representatives who have control over the Company’s assets and transactions are responsible for establishing or maintaining a system of internal controls in their area of responsibility designed to prevent unauthorized, unrecorded transactions, and permit the preparation of financial statements according to acceptable accounting principles.

No one shall rationalize or even consider misrepresenting facts or falsifying records.  All Representatives have a responsibility to ensure that the Company’s records, including accounting records, do not contain any false or misleading entries or omissions.

No Representative shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

Records Retention

Records should be retained and destroyed in accordance with the Company’s records and storage and retention policy.

COMPANY ASSETS

Use of Company Property

All Representatives are required to protect the assets and opportunities and ensure their efficient use.  Assets (information, technology, intellectual property, property, buildings, equipment, machines, software and cash) must be used for legitimate business purposes only.  Company assets may not be used for illegal purposes.

Destruction or Theft of Property

Theft, carelessness and waste have a direct impact on the Company’s operations.  All Representatives shall not damage, destroy or misplace any property of the Company.

Intellectual Property of Others

Representatives may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner.  Software used in connection with the Company’s operations must be properly licensed and used only in accordance with that license.

Information Technology

Email systems and internet services are provided to help us perform our duties.  Occasional personal use is permitted, but not for personal gain or improper use.  Your messages including voice mail and computer information are considered to be the property of the Company and therefore you will not be entitled to any privacy in regard to these messages.  Employees will be provided with a copy of the Employee Handbook which more clearly details the rights and responsibilities of utilizing the Company’s information technology.

Corporate Opportunities

Representatives are not allowed to take for themselves opportunities that arise through the use of corporate property, information or position, or from using corporate property information or position for personal gain.  Representatives have a duty to advance the interests of the Company and when opportunities arise they are obligated to use these opportunities for corporate advancement.

WORKPLACE

Harassment or Discrimination

All or our Representatives deserve a workplace where they are respected, satisfied, and appreciated.  The Company respects cultural diversity and will not tolerate harassment or discrimination prohibited by law.  We are committed to equal opportunity in all aspects of employment.

Providing an environment that supports honesty, integrity, respect, trust, and responsibility permits us the opportunity to achieve excellence in the workplace.  While everyone who works with the Company must contribute to the creation and maintenance of such an environment, our executives and management assume the special responsibility for fostering a work environment that is free from the fear of retribution and will bring out the best in all of us.  Managers must be careful in words and deeds to avoid placing or seeming to place pressure on subordinates that could cause them to deviate from acceptable ethical behaviour.

Health and Safety

The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations.  All Representatives must report any safety issues as they arise so that corrective action may be taken.

Employee Handbook

Upon hiring, you will receive a copy of the current Employee Handbook.  This handbook details for you among other things, our corporate structure, environment, policies, procedures and our expectations from you.  It is your responsibility to read and understand these policies.  The policies will be reviewed and amended from time to time as required.  If you have any questions or problems feel free to contact your immediate supervisor, the CEO or the Corporate Secretary.

WAIVERS OF THE CODE

Any waiver of this code of ethics with respect to any Representative may only be made by the Board of Directors and or the Corporate Governance Committee.  Any such waiver will be promptly disclosed as required by applicable laws or regulatory policies.

REPORTING VIOLATIONS

The Company has a serious commitment to conduct our business in a lawful and ethical manner.  Representatives are encouraged to talk to their immediate supervisors or alternate when in doubt about the best course of action in connection with a particular situation or a direct violation of the code of ethics.  When it is not appropriate or comfortable to report suspected violations to your immediate supervisor or alternate, report to the Lead Director or a member of the Audit Committee.

If you observe or become aware of an actual or potential violation of this code or any law or regulation, it is your responsibility to report the incident.  The code is designed to provide a safe environment, without reprisal, for the reporting of any incident.

The disciplinary measures are to be conducted by the Board of Directors for the Company.  Measures that may be invoked could include, counseling, oral or written reprimand, warnings, probation or suspension without pay, demotions, termination of employment and restitution.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

Services	Year Ended April 30, 2008	Year Ended April 30, 2007
Audit Services	$40,000	31,808
Audit and Review – Related Services	$-	-
Tax Services	$-	-
All Other Services	$-	-
	$40,000	31,808

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

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases made on behalf of the issuer or any affiliate issuer during this reporting period.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

(a)

Consolidated Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditors’ Report dated July 28, 2008

Consolidated Balance Sheets as at April 30, 2008 and 2007

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

  April 30, 2008, 2007 and 2006

Consolidated Statements of Loss and Comprehensive loss for the Fiscal Years Ended April 30, 2008, 2007 and   2006

Consolidated Statements of Cash Flows for the Fiscal Years Ended April 30, 2008, 2007 and 2006

Consolidated Schedules of Mineral Property Costs for the Fiscal Years Ended April 30, 2008 and 2007

  Notes to Consolidated Financial Statements

(b)

Exhibits

The following exhibits are filed as part of this Form 20F Annual Report.

1.

Certification Of CEO Pursuant To 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2.

Certification Of CFO Pursuant To 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3.

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

4.

Mangement's Discussion & Analysis

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:

October 24, 2008

CANALASKA URANIUM LTD.

“Peter Dasler”

President & CEO

“Gordon Steblin”

Chief Financial Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Uranium Ltd. for the year ending April 30, 2008, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of CanAlaska Uranium Ltd.

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

October 23, 2008

CANALASKA URANIUM LTD.

“Peter Dasler”

Peter Dasler

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of CanAlaska Uranium Ltd. for the year ending April 30, 2008, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of CanAlaska Uranium Ltd.

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

Date:

October 23, 2008

CANALASKA URANIUM LTD.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

Exhibit 1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20F for the year ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange   Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result   of the operations of the Company.

Date:

 October 23, 2008

“Peter Dasler”

Chief Executive Officer

Exhibit 2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20F for the year ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange   Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result   of the operations of the Company.

Date:

 October 23, 2008

“Gordon Steblin”

Chief Financial Officer

2

Exhibit 3

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of CanAlaska Uranium Ltd. (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

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

Date:      October 23, 2008

“Peter Dasler”

Peter Dasler, Chief Executive Officer

“Gordon Steblin”

Gordon Steblin, Chief Financial Officer