Form 20-F
period 2009-04-30
CANALASKA URANIUM LTD
filed 2009-10-16
CIK 1023109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

OCTOBER 15, 2009

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2009
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
1020- 625 Howe Street, Vancouver, B.C. V6C 2T6
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
143,660,414 Shares
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

Indicate by check mark whether the registrant has submitted electronically and posted on its Corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the proceeding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                               YES   ________________      NO         ________X_______

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

6

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

10

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

13

C.

Reasons for the Offer and Use of Proceeds

13

D.

Risk Factors

13

ITEM 4.

INFORMATION ON THE COMPANY

15

A.

History and Development of the Company

15

B.

Business Overview

15

C.

Organizational Structure

16

D.

Property Plant and Equipment

17

1.

CREE EAST PROJECT, SASKATCHEWAN

18

2.

WEST MCARTHUR PROJECT, SASKATCHEWAN

19

3.

POPLAR PROJECT, SASKATCHEWAN

20

4.

FOND DU LAC PROJECT, SASKATCHEWAN

21

5.

BLACK LAKE PROJECT, SASKATCHEWAN

21

6.

GREASE RIVER PROJECT, SASKATCEWAN

22

7.

CREE WEST PROJECT, SASKATCHEWAN

22

8.

KEY LAKE, PROJECT, SASKATCHEWAN

23

9.

COLLINS BAY EXTENSION PROJECT, SASKATCHEWAN

24

10.

HELMER PROJECT, SASKATCHEWAN

24

11.

LAKE ATHABASCA PROJECT, SASKATCHEWAN

24

12. NE WOLLASTON PROJECT, MANITOBA

25

13.

MCTAVISH PROJECT, SASKATCHEWAN

25

14.

OTHER PROJECTS

26

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

27

A.

Operating Results

27

Change in Accounting Policy

27

Results of Operations - Consolidated Statement of Loss, Comprehensive Loss and

Deficit for the twelve months ending April 30, 2009, 2008 and 2007

28

Narrative discussion of operating results for the twelve months ending April 30, 2009, 2008 and 2007

28

B.

Liquidity and Capital Resources

30

C.

Research and Development, Patents and Licenses, etc.

31

D.

Trend Information

32

E.

Off-Balance Sheet Arrangements

32

F.

Tabular Disclosure of Contractual Obligations

32

G.

Safe Harbor

32

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

A.

Directors and Senior Management

33

B.

Compensation

35

C.

Board Practices – Mandate of the Board of Directors

42

D.

Employees

45

E.

Share Ownership

45

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

47

A.

Major Shareholders

47

B.

Related Party Transactions

47

C.

Interests of Experts and Counsel

48

ITEM 8.

FINANCIAL INFORMATION

48

A.

Consolidated Statements and Other Financial Information

48

B.

Significant Changes

48

ITEM 9.

THE OFFER AND LISTING

48

A.

Offer and Listing Details

48

B.

Plan of Distribution

48

C.

Markets

48

D.

Selling Shareholders

48

E.

Dilution

48

F.

Expenses of the Issue

49

ITEM 10.

ADDITIONAL INFORMATION

49

A.

Share Capital

49

B.

Memorandum and Articles of Association

50

C.

Material Contracts

50

D.

Exchange Controls

50

E.

Taxation

50

F.

Dividends and Paying Agents

56

G.

Statements by Experts

56

H.

Documents on Display

56

I.

Subsidiary Information

57

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

57

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

57

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

57

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

57

ITEM 15.

CONTROLS AND PROCEDURES

57

ITEM 16.

[ RESERVED ]

58

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

58

ITEM 16B.

CODE OF ETHICS

58

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

59

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

59

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS

59

ITEM 16F.

CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

59

ITEM 16G

CORPORATE GOVERNANCE

59

PART III

ITEM 17.

CONSOLIDATED FINANCIAL STATEMENTS

59

ITEM 18.

CONSOLIDATED FINANCIAL STATEMENTS

59

ITEM 19.

EXHIBITS - attachments

A - Consolidated Financial Statements and Notes thereto dated April 30, 2009

B - Management Discussion and Analysis of Financial Condition and Results of Operations

Dated August 27, 2009

C – Audit Committee Charter

D – Code of Ethics

E – Corporate Governance Policy

F - Exhibits

SIGNATURES

61

Certifications

62

Exhibit 1

64

Exhibit 2

65

Exhibit 3

66

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

Audio-Magnetotellurics (AMT)	An geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	In geology a round or oval depression in the Earth's surface, containing younger rock in its central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	Stock symbol for CanAlaska Uranium Ltd. on the TSX.V Exchange
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim

An area marked on a map or the ground, where the Government has given current mineral title to the registered owner. Holder usually has the right to carry out mineral exploration and apply to mine on the located area.

Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.

Dickite	Dickite is a polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
Dravite	A complex sodium/magnesium/aluminum/boron silicate formed from hydrothermal environments.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient Survey	A geophysical method used to map and mathematically model underground fault structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Gpt, or g/t	Grams per tonne.
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

Hydrothermal Fluids

Hydrothermal fluids cause hydrothermal alteration of rocks by passing (hot) water fluids through the rocks and changing their composition by adding or removing or redistributing components.  Temperatures can range from weakly elevated to boiling.  Fluid composition is extremely variable.  They may contain various types of gases, salts (briney fluids), water, and metals.

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

Uraninite	A mineral consisting of uranium oxide and trace amounts of radium and thorium and polonium and lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

CanAlaska Uranium Ltd. (“CanAlaska” or the “Company”) has been in the business of exploring for various minerals since 1985 and has not generated operating revenues.  The following table sets forth, for the periods and the dates indicated selected financial and operating data for the Company.  This information should be read in conjunction with the Company's “Consolidated Financial Statements and Notes thereto” (Exhibit A) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Exhibit B) included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date, the Company has not paid any dividends on the common shares and it does not expect to pay dividends in the foreseeable future.

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the generally accepted accounting principles accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note No. 20 to the April 30, 2009 Audited Consolidated Financial Statements.

Selected Financial Data

Canadian GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2009	2008	2007	2006	2005
Assets
Cash	6,339	7,376	10,076	6,748	2,935
Other Non-current Assets	1,272	3,003	3,755	1,146	483
Mineral Properties	39,133	31,661	18,370	10,707	3,463
Other Assets	1,144	1,598	1,006	221	190
Total Assets	47,888	43,638	33,207	18,822	7,071
Liabilities
Current Liabilities	1,194	2,619	1,333	278	97
Future Income Tax Liability	1,341	1,445	946	-	-
Non-controlling Interest	7,600	3,600	-	-	-
Shareholders Equity
Common Shares	56,183	54,079	48,864	36,561	25,084
Contributed Surplus	7,940	5,392	3,153	1,243	822
Accumulated Other Comprehensive Income	9	166	-	-	-
Deficit	(26,379)	(23,663)	(21,089)	(19,260)	(18,932)

Revenues	-	-	-	-	-
Expensed Exploration Costs	1,008	899	1,571	169	539
Other Expenses	2,815	2,447	1,431	1,595	1,907
Loss before income taxes	3,823	3,346	3,002	1,764	2,446
Future income tax recovery	(1,107)	(772)	(1,173)	(1,436)	(534)
Loss for the year	2,716	2,574	1,829	328	1,912
Unrealized loss on available-for-sale securities	157	360	-	-	-
Comprehensive loss for the year	2,873	2,934	1,829	328	1,912
Weighted Avg.# of Shares Outstanding	137,160	117,043	86,920	55,633	33,357
Net Loss Per Share	0.02	0.02	0.02	0.01	0.06

Selected Financial Data

U.S. GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

000’s	2009	2008	2007	2006	2005
Assets
Cash	6,339	7,376	10,076	4,149	2,001
Restricted Cash	-	-	-	2,599	934
Other Non-current Assets	1,272	3,003	4,281	1,653	583
Mineral Properties	583	529	485	303	240
Other Assets	1,144	1,598	1,006	221	190
Total Assets	9,338	12,506	15,848	8,925	3,948
Liabilities
Current Liabilities	1,194	2,619	1,334	278	97
Future Income Tax Liability	-	-	-	-	-
Non-controlling Interest	7,600	3,600	-	-	-
Shareholders Equity
Common Shares	62,219	59,247	52,918	38,531	25,618
Contributed Surplus	8,383	5,835	3,595	1,686	1,265
Accumulated Other Comprehensive Income	9	166	526	507	100
Deficit	(70,067)	(58,961)	(42,525)	(32,077)	(23,132)

Revenues	-	-	-	-	-
Expensed Exploration Costs	8,426	14,146	9,052	7,350	1,882
Other Expenses	2,680	2,289	1,396	1,595	1,907
Loss before income taxes	11,106	16,435	10,448	8,945	3,789
Future income tax recovery	-	-	-	-	-
Loss for the year	11,106	16,435	10,448	8,945	3,789
Unrealized loss (gain) on available-for-sale securities	157	360	(20)	(407)	341
Comprehensive loss for the year	11,263	16,795	10,428	8,538	4,130
Weighted Avg.# of Shares Outstanding	137,160	117,043	86,920	55,633	33,357
Net Loss Per Share	0.08	0.14	0.12	0.16	0.11

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

 (3)

Foreign Political Risk

The Company’s material property interests are currently located in Canada, USA and New Zealand. An insignificant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

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

(4)

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

(5)

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

(6)

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the raising of equity capital, further financing from the Companies strategic partners, or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

(7)

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

(10)

Foreign Currency Exchange

A small portion of the Company’s expenses are now incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.  The registered office is #1020 – 625 Howe Street, Vancouver, B.C., V6C 2T6, CANADA.  The company’s host agent in the United States is Incorp Services Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

B.

Business Overview

The Company currently has over 23 projects and in fiscal 2009 spent $11.6 million in fiscal 2009 on exploration costs in the Athabasca Basin. Of these expenditures, over 32% ($3.7 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium. A further 19% ($2.2 million) of the exploration dollars were spent by Mitsubishi on the West McArthur project. $1.7 million (or 15% of total expenditures) was spent on the Poplar project, of which $1.5 million was reimbursed by Mega Uranium prior to termination of an option agreement. An MOU with ERI has now replaced the Mega Uranium option agreement. The Company has spent $1.6 million and $0.8 million of its own funds in advancing both the Fond Du Lac and Black Lake projects respectively.

The Company had also spent $1.0 million on its Grease River project, of which $0.3 million was reimbursed by Uranium Prospects prior to the termination of the option agreement.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.

($000's) Total Deferred Exploration	Quarterly								Year Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09
Camp Cost & Operations	1,529	2,232	482	1,805	415	488	338	663	6,048	1,904
Drilling	1,175	783	202	1,457	157	1,239	58	1,759	3,617	3,213
General & Admin	70	200	481	1,586	185	745	113	442	2,337	1,485
GeoChemistry	151	643	127	124	89	166	77	75	1,045	407
Geology	125	788	268	304	682	521	235	328	1,485	1,766
GeoPhysics	611	2,162	1,245	1,662	322	658	205	457	5,680	1,642
Other	262	709	168	355	145	146	568	342	1,494	1,201
Gross Expenditures	3,923	7,517	2,973	7,293	1,995	3,963	1,594	4,066	21,706	11,618
Reimbursement	(1,736)	(2,855)	(1,775)	(1,461)	(1,474)	(1,233)	(468)	(710)	(7,827)	(3,885)
Net Expenditures	2,187	4,662	1,198	5,832	521	2,730	1,126	3,356	13,879	7,733

C.

Organizational Structure

The Company is the sole shareholder of CanAlaska Resources Ltd. USA, a Nevada corporation, CanAlaska West McArthur Uranium Ltd., Ravenstone Resources Ltd., Golden Fern Resources Limited, New Zealand, and also holds 70% of CanAlaska Korea Uranium Ltd., Canada-Korea Uranium Limited Partnership and holds a 72% interest in the Rise and Shine Joint Venture, New Zealand, as of April 30, 2009.

The Company is the sole shareholder of CanAlaska Resources Ltd. USA. The Company’s agent in the host country is Incorp Services, Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

The Company has a wholly-owned subsidiary, CanAlaska West McArthur Uranium Ltd., incorporated on March 15, 2007 under the laws of the Province of British Columbia, Canada.

The Company has a wholly-owned subsidiary, Poplar Uranium Limited, incorporated as Ravenstone Resources Limited on October 15, 2007 and changed its name to Poplar Uranium Limited on August 13, 2009.

The Company owns 100% of a New Zealand subsidiary, Golden Fern Resources Limited.  Golden Fern Resources Limited was incorporated in New Zealand under the Companies Act 1993 on August 15, 2002 as Dunedin Goldfields Limited and changed its name to CanAlaska Ventures NZ Limited on the July 23, 2004 and further changed its name to Golden Fern Resources Limited on May 17, 2005.

The Company holds a 70% interest in both CanAlaska Korea Uranium Ltd. and Canada-Korea Uranium Limited Partnership as at April 30, 2009.  CanAlaska Korea Uranium Ltd. was incorporated on July 4, 2007 in the Province of British Columbia, Canada.  Canada-Korea Uranium Limited Partnership was registered under Section 51 of the Partnership Act of British Columbia, Canada on the December 14, 2007, as amended September 4, 2008.

The Company’s registered and executive office is located at #1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone number +1-604.688.3211.  The Company is a reporting issuer in the Province of British Columbia, Alberta, Ontario and Labrador and Newfoundland, Canada.  The Company is extra-provincially registered in Canada in the provinces of Labrador and Newfoundland, Saskatchewan, Manitoba and Alberta.

D.

Property, Plant and Equipment

Northwest Territories
Camsell
Poplar
Grease River
Kasmere
NE Wollaston
Black Lake
Alberta
Lake Athabasca
Fond du Lac
Helmer
Misty
ATHABASCA BASIN
Carswell
Collins Bay Extension
Waterbury
Hodgson
Arnold
Manitoba
Mc Tavish
West McArthur
Cree West
Cree East
Moon
Ford
Key
Alberta
Saskatchewan

ATHABASCA BASIN

★ Uranium Deposits
CanAlaska Projects
Areva/Cameco/UEX

CanAlaska Uranium Projects in the Athabasca Basin

0 25 50 75 100
Kilometres

August 2009
NAD 83, UTM Zone 13
Map Drafted by Ana Sirbu (CanAlaska Uranium Ltd.)

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East	-	3,706	-	3,706	-	7,936	-	7,936
West McArthur	13	2,210	(2,015)	208	65	12,138	(9,743)	2,460
Poplar	-	1,744	(1,497)	247	166	3,033	(2,940)	259
Fond du Lac	29	1,524	-	1,553	120	1,737	-	1,857
Black Lake	29	804	-	833	143	1,049	-	1,192
Grease River	-	978	(271)	707	118	2,594	(1,909)	803
Cree West	-	52	(52)	-	40	1,070	(1,110)	-
Key Lake	-	51	(50)	1	24	1,012	(1,035)	1
NE Wollaston	-	75	-	75	16	6,571	-	6,587
Helmer	-	136	-	136	64	4,656	-	4,720
Lake Athabasca	8	112	-	120	112	5,772	-	5,884
Alberta	-	39	-	39	11	2,301	-	2,312
Hodgson	-	6	-	6	44	1,200	-	1,244
Arnold	-	11	-	11	35	1,237	-	1,272
Other Athabasca	53	38	-	91	236	3,431	(1,570)	2,097
Other interests	20	240	(521)	(261)	398	1,334	(1,223)	509
Total	152	11,726	(4,406)	7,472	1,592	57,071	(19,530)	39,133

The Company's principal mineral properties and claims are situated in the Canadian provinces of Saskatchewan, Alberta, and Manitoba, with additional properties in Labrador and Newfoundland, British Columbia, New Zealand and  the state of Alaska.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constituted and will constitute an exploration search.

At this time, the Company has committed the majority of its current exploration efforts to uranium exploration in Canada.

To review the most current information and exploration details on the company’s mineral properties and claims, please refer to our web site at www.canalaska.com under the Projects heading.

1.

Cree East Project, Saskatchewan – Joint Venture with the Korean Consortium

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totaling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.) agreed in December 2007 to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As at April 30, 2009, the Korean Consortium has contributed $7.6 million towards exploration of the project and holds a 30% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. A further $880,000 contribution was received on July 31st, 2009, to fund Summer 2009 exploration increasing the consortium ownership interest to 31.9%. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year, and life to date (“LTD”) expenditure on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the agreement the company accounts for the joint venture as a variable-interest entity (“VIE”) and fully consolidates the joint venture and shows the Korean consortium‘s contributions as a non-controlling interest in the consolidated balance sheet.

Table 1: ($000's)	Quarterly								Year Ended
Cree East Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	38	309	40	236	28	126	88	268	623	510	1,431
Drilling	-	-	8	734	9	983	20	908	742	1,920	2,662
General & Admin	22	-	5	5	5	13	33	69	32	120	187
GeoChemistry	-	169	22	8	17	5	16	29	199	67	367
Geology	6	32	17	32	6	70	85	147	87	308	521
GeoPhysics	33	445	480	14	7	199	-	14	972	220	1,521
Management Fees	-	-	170	103	7	141	25	151	273	324	594
Other	-	128	-	-	1	17	97	122	128	237	653
Net Expenditures	99	1,083	742	1,132	80	1,554	364	1,708	3,056	3,706	7,936

Drill programs started on the project in late February 2008 (Q408) and large zones of alteration were intercepted. However, the Company experienced problems completing the majority of the drill holes due to extreme clay alteration and unconsolidated sands. Drilling re-commenced in mid-August 2008 (Q209) and up to October 31, 2008, 2,681 metres had been drilled with 275 samples being taken as at October 31, 2008.

The Q209 drill program demonstrated the presence of several zones of faulting and alteration in the sandstone and in the basement indicating hydrothermal activity typical of unconformity uranium deposits. The geophysics carried out in the summer (Q209) completed earlier surveys and processing of the combined data together with the drilling results identified targets for the Q409 (winter) drill program.

In May 2009, the Company announced the results from the Q409 drilling program, where anomalous uranium and nickel metal indicators were received from samples in 11 of the 15 holes, and anomalous associated geochemistry in 13 of the 15 holes drilled. The most significant radioactivity response was from hole CRE017 in zone D in the centre of the 5km long target area. Extensive zones of hematite and boron alteration were also intercepted in holes drilled in target areas A and B. The series of strong geophysical targets in the centre of the Cree East project show moderate to intense hydrothermal alteration within the overlying sandstone units, and strong alteration with zones of intense hematite alteration in the basement rocks.

A total of fifteen drill holes were completed on five target areas in the Q409 season. Thirteen of these drill holes showed anomalous geochemistry in the last 10 to 60 metres of the sandstone unit overlying the basement. Eleven of the holes contained uranium and nickel geochemistry exhibiting over five times background values (up to 24.5 ppm and 87.3 ppm) respectively. Subsequent to year end (Summer 2009), the Company embarked on a further $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM and ground TDEM surveys.  The targeting data received from these surveys will be used to guide winter 2009/2010 drilling efforts.

In fiscal 2009, 52% of the costs were associated with drilling, as the Company completed its winter Q409 drill program of 6,512 metres. This is in addition to Q209, where 2,620 metres were completed. Under the Cree East agreement, the Company is entitled to charge an operator fee of 10% to recoup non-direct costs associated with the project which is recognized as management fees.

2.

West McArthur Project, Saskatchewan – Optioned to Mitsubishi Development Pty Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, has been optioned to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan, whereby Mitsubishi can earn a 50% interest in the project by expending a minimum of $10 million over 3½ years and paying a further $1 million to the Company upon completion. As at April 30, 2009, Mitsubishi Development has contributed $9.7 million towards the exploration of the project. The West McArthur project is strategically located immediately west of the McArthur River uranium mine operated by Cameco Corp.

Table 2: ($000's)	Quarterly								Year Ended
West McArthur Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	326	233	166	536	2	1	113	217	1,261	333	2,104
Drilling	572	11	-	9	-	-	22	675	592	697	4,689
General & Admin	5	21	196	135	11	355	49	140	357	555	1,694
Geochemistry	19	112	29	60	3	1	-	23	220	27	230
Geology	12	28	6	11	17	39	18	101	57	175	311
Geophysics	112	196	118	502	14	10	10	175	928	209	2,395
Other	48	26	16	140	8	12	78	129	230	227	780
Gross Expenditures	1,094	627	531	1,393	55	418	290	1,460	3,645	2,223	12,203
Reimbursement	(1,127)	(846)	(764)	(1,057)	(62)	(310)	(244)	(1,399)	(3,794)	(2,015)	(9,743)
Net Expenditures	(33)	(219)	(233)	336	(7)	108	46	61	(149)	208	2,460

Drill programs since 2006 have concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered by airborne survey. In Q108, five holes were drilled to test new targets outlined by ongoing geophysical exploration, and previous drill successes. One of these holes (WMA 010) intersected a significant zone of alteration including silicification, brecciation and clay alteration and mineralization in the basement (0.29% U3O8 over 0.5 metres). In Q408, extensive detailed ground geophysical surveys were carried out over the current drill areas and in further areas of interest.

During Q409, an exploration program comprising a total of 4,751 metres of drilling, together with corresponding TDEM geophysical surveys, tested the previously un-drilled Grid 4 zone located in the southern region of the West McArthur Project. In this new area, VTEM magnetic and electromagnetic airborne surveys, ground-based AMT and EM surveys identified a new, well-defined, but variably-conductive zone, approximately 6 km in length associated with apparent alteration in the sandstone column. The Q409 drill program involved seven drill holes (WMA013 - WMA019) along 4 km of the Grid 4 trend, of which two drill holes were terminated near surface due to drilling problems. The five successful drill holes tested four discrete targets. The mineralized and altered rocks encountered in the drill holes show the potential for a uranium mineralizing system associated with graphitic pelite horizons. The 4km-long zone tested appears to have multiple targets for future detailed evaluation. The Grid 4 area is only one of multiple mineralized target zones identified on the property.

Drill hole WMA019, located 400 metres to the south of drill hole WMA016, exhibited the best uranium intersection. This hole contained a generally normal clay pattern in the upper levels, again with silicification from 780 to 830 metres, with elevated uranium (to 1 ppm) and boron (to 90 ppm) in the last 14 metres of the sandstone column above the unconformity. The basement of drill hole WMA019 is predominantly semi-pelites with abundant leucosome. A sheared leucosome section of 2 metres from 880.2 to 882.2 assayed 0.034% U3O8. A major graphite zone was intersected from 946 to 968 metres. For a complete understanding of the drill results reference should be made to the Company’s news release dated June 4, 2009.

In fiscal 2009, drilling costs comprised 31% of the total exploration costs at West McArthur from the 4,751 metre drill program completed in the fourth quarter. Included within General and Administrative expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.

3.

Poplar Project, Saskatchewan –MOU with East Resources Inc.

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 28 claim blocks totaling approximately 112,000 hectares.

In 2007, the Company entered into agreements with Mega Uranium Ltd. (“Mega”) to evaluate the area, and on October 1, 2007, Mega selected the Poplar area for option whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (50,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period. The Company acted as the operator for the project until the option was terminated in December 2008.

In June, 2009, the Company announced that it has executed a MOU with East Resources Inc. (“ERI”) on the Poplar project. ERI had executed a similar agreement with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. However, due to continual delays incurred in the receipt of exploration permits from the Government of Manitoba owing to aborgininal consultations, both CanAlaska and ERI have opted to initiate their cooperation by first conducting uranium exploration in Saskatchewan.

Table 3: ($000's)	Quarterly							Year Ended
Poplar Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	66	-	1	213	179	28	5	67	425	640
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	63	59	63	67	(12)	(3)	122	115	293
Geochemistry	-	-	-	-	31	80	15	1	-	127	127
Geology	-	-	-	15	63	145	41	29	15	278	293
Geophysics	-	453	123	414	304	280	61	25	990	670	1,660
Other	-	2	3	51	2	3	112	12	56	129	186
Gross Expenditures	-	521	189	540	676	754	245	69	1,250	1,744	3,199
Reimbursement	-	(840)	(737)	134	(623)	(719)	(95)	(60)	(1,443)	(1,497)	(2,940)
Net Expenditures	-	(319)	(548)	674	53	35	150	9	(193)	247	259

During fiscal 2009, the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres. This work program has outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in lake covered area have also shown a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data is underway.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

4.

 Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project. In addition, the Company is also scheduled to pay the Fond Du Lac Denesuline First Nation as consideration $130,000 ($50,000 paid; June 2010: $40,000; June 2011:$40,000) and 300,000 shares (200,000 shares issued; June 2010: 50,000; June 2011: 50,000).

Table 4: ($000's)	Quarterly								Year Ended
Fond Du Lac Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	-	2	-	76	150	93	28	2	347	349
Drilling	-	-	-	-	122	242	16	5	-	385	385
General & Admin	4	1	20	-	6	18	7	6	25	37	103
Geochemistry	-	-	-	-	1	36	31	13	-	81	81
Geology	1	2	1	-	30	105	11	10	4	156	181
Geophysics	-	-	-	6	1	98	146	92	6	337	452
Option Payments	-	-	-	-	-	29	-	-	-	29	117
Other	-	-	2	1	18	46	99	18	3	181	189
Net Expenditures	5	3	25	7	254	724	403	172	40	1,553	1,857

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008, and immediately prepared a select program of drill testing in and around areas of historical drill exploration. In July and August 2008, the Company carried out preliminary drill programs (1,300 metres) in the vicinity of the zone of known uranium mineralization. In mid-September 2008 (Q209) the company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q209 and Q309, the Company undertook over 2,500 kilometres of airborne geophysics and 63 kilometres of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

In fiscal 2009, drilling comprised 25% and geophysics comprised 22% of the exploration expenditures at Fond Du Lac. The increase in camp costs and operations for Q209 is consistent with the drill program that was being conducted at that time as is the increase in geology costs associated with core logging. The second half of the year was focused on geophysics where 176 gravity stations were undertaken.

5.

Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the Black Lake project. To earn its interest the Company must pay $130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued; July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($1.0m incurred; July 2010: $0.7m; July 2011: $1.2m; July 2012: $2.0m).

Table 5: ($000's)	Quarterly								Year Ended
Black Lake Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	3	-	1	-	2	16	16	121	4	155	159
Drilling	-	-	-	-	-	-	-	172	-	172	172
General & Admin	-	1	20	-	1	4	3	19	21	27	89
Geochemistry	-	3	-	-	-	23	7	8	3	38	41
Geology	6	22	10	3	27	78	17	26	41	148	194
Geophysics	-	66	-	-	-	-	-	141	66	141	283
Option Payments	-	-	-	-	-	29	-	-	-	29	123
Other	3	-	2	2	3	-	64	56	7	123	131
Net Expenditures	12	92	33	5	33	150	107	543	142	833	1,192

During fiscal 2009, drilling, geology and geophysics comprised 21%, 18% and 17% respectively of total exploration costs. The drill program comprised 649 metres during the fourth quarter. In August 2009, the results of Q409 drill campaign at Black Lake were announced with elevated uranium values of 12ppm being intersected in the north and the eastern-most drill hole in the south intersecting 140ppm of uranium. For full results of the winter-spring drill program reference should be made to the Company’s News Release of August 5, 2009.

During the first six months, the Company undertook approximately 640 kilometres of prospecting. In the fourth quarter 32 kilometres of IP-Resistivity was completed. The option payment costs of $29,000 in Q209 comprised the fair value of shares of $19,000 and cash payments of $10,000 which are consistent with the option agreement on the property.

6.

Grease River Project, Saskatchewan

The Grease River project covers approximately 82,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5 million. This option was terminated in June 2009.

Table 6: ($000's)	Quarterly								Year Ended
Grease River Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	103	214	4	91	54	11	-	23	412	88	565
Drilling	-	-	-	-	33	13	-	-	-	46	46
General & Admin	9	29	1	173	88	17	9	11	212	125	339
Geochemistry	31	54	5	(1)	6	12	4	-	89	22	111
Geology	45	337	124	20	444	63	49	11	526	567	1,105
Geophysics	192	4	-	48	-	-	-	-	244	-	244
Other	63	-	-	1	60	1	67	2	64	130	302
Gross Expenditures	443	638	134	332	685	117	129	47	1,547	978	2,712
Reimbursement	(250)	(1,035)	(3)	(185)	(781)	(114)	(131)	755	(1,473)	(271)	(1,909)
Net Expenditures	193	(397)	131	147	(96)	3	(2)	802	74	707	803

Geology costs comprise 58% of the exploration spend for the year with the bulk of that expenditure incurring in Q109. In Q109, the Company undertook 1,056 kilometres of prospecting (total fiscal year was 1,162 km). The Company had been accruing for the reimbursement of costs from Uranium Prospects but reversed this reimbursement in the fourth quarter as no cash had been received and the option was subsequently terminated in June 2009.

7.

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West Project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to Westcan Uranium Ltd (“Westcan”) (formerly International Airmex Resources Inc.) an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As at April 30, 2009, Westcan had contributed $0.8 million towards exploration expenditures. Subsequent to year end, the Company granted an extension to Westcan in respect of its exploration commitments under the agreement.

Table 7: ($000's)	Quarterly								Year Ended
Cree West Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	37	28	19	-	-	-	-	84	-	158
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	2	127	-	50	(3)	-	129	47	287
Geochemistry	17	52	18	(11)	-	-	-	-	76	-	102
Geology	6	39	3	61	3	1	-	-	109	4	117
Geophysics	-	-	-	1	-	-	-	-	1	-	290
Other	-	-	-	(3)	-	-	1	-	(3)	1	156
Gross Expenditures	23	128	51	194	3	51	(2)	-	396	52	1,110
Reimbursement	(207)	(134)	(19)	(35)	(3)	(51)	4	(2)	(395)	(52)	(1,110)
Net Expenditures	(184)	(6)	32	159	-	-	2	(2)	1	-	-

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Due to uncertain nature of the continuing involvement of Westcan in the project, only minimal expenditures were incurred through fiscal 2009.

8.

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totaling approximately 6,000 hectares located within 15 km of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2009, Westcan had contributed $0.9 million towards exploration expenditures. Subsequent to year end, the Company granted an extension to Westcan in respect of its exploration commitments under the agreement.

Table 8: ($000's)	Quarterly								Year Ended
Key Lake Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	1	-	61	125	1	-	-	-	187	1	252
Drilling	3	-	16	173	(8)	1	-	-	192	(7)	427
General & Admin	1	-	7	56	-	39	-	1	64	40	114
Geochemistry	-	-	-	3	3	-	-	-	3	3	8
Geology	4	3	6	9	9	-	2	-	22	11	47
Geophysics	-	-	1	1	-	-	-	-	2	-	139
Other	-	-	-	-	-	-	3	-	-	3	49
Gross Expenditures	9	3	91	367	5	40	5	1	470	51	1,036
Reimbursement	(152)	-	-	(318)	(5)	(40)	(2)	(3)	(470)	(50)	(1,035)
Net Expenditures	(143)	3	91	49	-	-	3	(2)	-	1	1

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area. In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Further drilling is proposed. As at April 30, 2009, Westcan had contributed $0.9 million towards exploration expenditures. No significant exploration activity occurred at Key Lake during fiscal 2009.

9.

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation. ("Bayswater") to commence exploration of the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years and issuing a total of 500,000 Company shares to Bayswater over this period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

10.

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totaling approximately 55,000 hectares in the central part of the north rim of the Athabasca Basin west of and south of Fond Du Lac, and 50 km southeast of Uranium City.

In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes. The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but elevated uranium background levels. Further geophysical modeling was carried out at the end of the field season, and more drilling is expected on these targets. The Company is actively marketing this project for third party option to support a more extensive drill program. The expenditure in Q409 relates to the refund of a reclamation bond that had previously been credited against general and administration costs instead of reclamation bonds on the balance sheet.

Table 10: $000's	Quarterly								Year Ended
Helmer Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	289	381	36	7	8	2	-	-	713	10	980
Drilling	201	771	172	31	-	-	-	-	1,175	-	1,175
General & Admin	8	68	(38)	392	2	7	1	45	430	55	735
Geochemistry	46	35	4	6	1	-	-	-	91	1	101
Geology	2	233	4	1	23	(5)	7	-	240	25	333
Geophysics	(15)	167	211	(2)	4	24	6	-	361	34	878
Other	131	210	14	1	1	-	10	-	356	11	518
Net Expenditures	662	1,865	403	436	39	28	24	45	3,366	136	4,720

11.

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totaling approximately 49,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. Islands south of Crackingstone Peninsula comprise about 8% of the property area.

Table 11: ($000's)	Quarterly								Year Ended
Lake Athabasca Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	413	349	94	437	21	6	(9)	-	1,293	18	1,820
Drilling	397	1	6	510	1	-	-	-	914	1	1,056
General & Admin	43	46	14	167	1	17	-	-	270	18	634
Geochemistry	5	41	6	9	19	1	3	-	61	23	94
Geology	26	41	43	102	30	4	-	-	212	34	327
Geophysics	16	203	109	136	6	19	(18)	-	464	7	1,662
Other	6	13	11	39	1	8	10	-	69	19	291
Net Expenditures	906	694	283	1,400	79	55	(14)	-	3,283	120	5,884

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE. In early winter 2008, the Company completed five more holes at three new targets near Johnston Island. Two holes targeted uranium mineralization in basement intrusive rocks. Holes near Johnston Island focused on known mineralized zones. The third target south of

Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity. Additional drilling is currently being considered. The negative numbers in Q309 represent the reversal of costs from Q209 that were associated with another project.

12.

NE Wollaston Project, Manitoba

NE Wollaston comprises approximately 154,000 hectares which straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting uranium deposits which include Rabbit Lake, Collins Bay and Eagle Point Mines. The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys. The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties. However, further detailed work was carried out in the Summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

Table 12: ($000's)	Quarterly								Year Ended
NE Wollaston Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	316	425	5	(6)	(6)	(4)	9	-	740	(1)	1,362
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	(25)	43	11	180	1	9	-	1	209	11	696
Geochemistry	18	100	30	5	-	-	-	-	153	-	797
Geology	-	30	41	19	19	21	4	1	90	45	2,303
Geophysics	80	273	19	-	3	1	-	-	372	4	905
Other	5	32	-	-	2	1	13	-	37	16	151
Net Expenditures	394	903	106	198	19	28	26	2	1,601	75	6,587

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

On December 10, 2008, the Company entered into a MOU with ERI for the exploration and development of the Manitoba portion of this project (refer to section 2.1). Due to continuing permitting delays a further MOU with ERI was signed for the Poplar project in June 2009.

13.

McTavish Project, Saskatchewan

The McTavish project was reduced from one contiguous claim block to three blocks totaling seven mineral claims covering 16,000 ha in 2007. These claims are centered approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake mine, with the southeastern claim located approximately 10km due west of Cameco Corp.’s Millenium uranium deposit. Work to-date included summer, 2006 ground-based sampling/lake sediment analysis and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007. They require further ground surveys in preparation for drill testing.

Table 13: ($000's)	Quarterly								Year Ended
McTavish Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	14
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	3	-	5	-	-	1	-	8	1	523
GeoChemistry	-	-	-	11	-	-	-	-	11	-	12
Geology	-	-	-	-	-	-	-	-	-	-	1
GeoPhysics	-	-	-	3	-	-	-	-	3	-	182
Other	-	36	2	18	-	-	-	-	56	-	58
Net Expenditures	-	39	2	37	-	-	1	-	78	1	789

In August 2009, the Company announced that it has entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4,000,000 in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule: 100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the "Effective Date") by the TSX Venture Exchange of a filing to be made in respect of the proposed option; $600,000 expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date; a further $800,000 expenditures and 50,000 Kodiak Shares on or prior to the second anniversary of the Effective Date;  a further $1,200,000 expenditures and 50,000 Kodiak shares on or prior to the third anniversary of the Effective Date; a further $1,400,000 expenditures and 50,000 Kodiak shares on or prior to the fourth anniversary of the Effective Date; and a further 700,000 Kodiak shares on or prior to the fifth anniversary of the Effective Date.

Kodiak may earn a further 10% interest in the project (60% total), by expending $3,000,000 in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds of U3O8 during the same period, Kodiak's interest may increase to 70%.

14.

Other Projects

For a full description of the Company’s other projects, reference should be made to the Company’s website at www.canalaska.com.

Table 14 Other projects update	Status April 30, 2009	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets have been identified on these claims
Hodgson	High priority - Seeking Venture Partner	Initial assessment completed
Moon	Seeking Venture Partner	Geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Camsell	Seeking Venture Partner	Initial assessment completed
Carswell	Seeking Venture Partner	Initial assessment completed
Ford	Seeking Venture Partner	Initial assessment completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group	Land use consultations ongoing with local First Nations Communities
Rainbow Hill AK	Optioned to District Gold in October 2008	No significant work undertaken
Voisey’s Bay East “VB1”	Disposed
Voisey’s Bay South “VB2”	JV With Columbia Yukon	Airborne and ground surveys undertaken
Zeballos	Seeking Venture Partner	43-101 report commissioned
Glitter Lake	Disposed	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Last drill program 2006
Reefton Property, NZ	Optioned to Kent Exploration	Drill program March 2007

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, (EP 40 677) of South Island, New Zealand. Under the option agreement, $5,000 is payable on execution and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the option agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the option agreement and the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the option agreement, 500,000 on or before the third anniversary of the option agreement and 1,000,000 on or before the end of the fifth anniversary of the option agreement.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., the pending holder under joint venture of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement with Glass Earth Gold Ltd., for the sale of a 70% ownership interest in Golden Fern. The funding for Golden Fern will allow detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Gold Ltd. to the Company over the course of the program.

During the year, the Company disposed of its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The VBE1 Project was dropped by Canalaska and its partner Columbia Yukon The company also wrote-down its Mt. Mitchell claims ($0.3 million) and did not renew its prospecting permit on this property subsequent to year end.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2009 (attached as Exhibit A) and the Management Discussion and Analysis for the same period (attached as Exhibit B).

Change in Accounting Policy

Particular attention should be paid to the Company’s accounting policies that are contained in the notes to the audited consolidated financial statements and to the following change in accounting policy:

During the fiscal year ended April 30, 2009  the Company reviewed its accounting policy in respect of the Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”). Under the previous accounting treatment the Company proportionately consolidated the financial statements of CKU Partnership and CKUL.

Under Canadian Generally Accepted Accounting Principles (“GAAP”) (Accounting Guideline 15 – Consolidation of Variable Interest Entities) the Company must reconsider its initial decision whether to consolidate or not whenever the CKU Partnership issues new variable interests. During the year, additional contributions totalling $4.0 million have been received from our partners. These contributions combined with the recent activity undertaken, suggest that the funds available are not sufficient to fully develop the property and has led the Company to apply the principles of Accounting Guideline 15 and fully consolidate the accounts of both the CKU Partnership and CKUL.

The Company has adopted this change retrospectively as is encouraged under Accounting Guideline 15 and therefore the consolidated balance sheet of the Company as at April 30, 2008 has been restated:

Increase (Debit)

Cash and cash equivalents

$211,770

Increase (Debit)

Restricted cash

$12,846

Decrease (Credit)

Accounts receivable

$(222,383)

Increase (Debit)

Mineral properties

$628,276

Increase (Credit)

Future income tax liability

$(68,890)

Increase (Credit)

Non-controlling interest

$(3,600,000)

Decrease (Debit)

Contributed surplus

$3,194,713

Increase (Credit)

Retained earnings

$(156,332)

Results of Operations – Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the years ending April 30	2009	2008	2007
	($000's)	($000's)	($000's)
		(restated)
EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	1,017	915	-
Mineral property write-offs	494	550	1,906
Equipment rental income	(316)	(429)	-
Net option payments	(187)	(137)	(335)
	1,008	899	1,571
OTHER EXPENSES
Consulting, labour & professional fees	1,049	1,474	630
Depreciation & amortization	232	188	75
Foreign exchange gain	(193)	(28)	93
Insurance, licenses & filing fees	61	212	187
Interest income	(167)	(280)	(223)
Other corporate costs	218	180	92
Investor relations & presentations	60	343	279
Rent	200	95	48
Stock-based compensation	1,509	1,095	597
Travel & accommodation	80	212	147
Write-down/loss (gain) on available-for-sale securities	394	(149)	(30)
Management fees	(628)	(895)	(464)
	2,815	2,447	1,431

Loss before income taxes	3,823	3,346	3,002
Future income tax recovery	(1,107)	(772)	(1,173)
Loss for the year	2,716	2,574	1,829

Other comprehensive loss
Unrealized loss on available-for-sale securities	157	360	-
Comprehensive loss for the year	2,873	2,934	1,829

Deficit-beginning of the year	(23,663)	(21,089)	(19,260)
Deficit-end of the year	(26,379)	(23,663)	(21,089)

Basic and diluted loss per share ($ per share)	$0.02	$0.02	$0.02

Weighted average common shares outstanding (000's)	137,160	117,043	86,920

Narrative Discussion - Results of Operations

Net indirect exploration expenses are cost associated with running our field operation office in Saskatchewan and our warehouse in La Ronge, and time and cost of our exploration team when their time is not directly charged to a project.

Net indirect exploration expenses were $1,017,000 (2008: $915,000; 2007: $-) the significant increase from 2007 was as a due to a change in accounting practice whereby in 2008 and 2009 indirect expenses were expensed rather than deferred on the balance sheet.

Mineral property write-offs were $494,000 (2008: $550,000; 2007: $1,906,000).  In 2009, the Company recorded property write-downs on two of its New Zealand projects where it withdrew its license application prior to fiscal year end. Subsequent to fiscal year end, the Company also did not renew its license on the Puhi Puhi (Mt Mitchell) property and recorded a further write-down of $0.3 million in the forth quarter of  2009.

Included in mineral property write-offs for 2008 were $399,000 associated with the Rise and Shine Joint Venture and $90,000 associated with an impairment charge on the Company’s Alaska property.  In 2007, write-offs were taken on the Zeballos, Geikie, Labrador and Newfoundland and certain NZ projects.

Equipment rental income is comprised of income (cost recapture) of charging projects for rent of camps and other miscellaneous equipment that was previously purchased by the Company and is maintained at our La Ronge warehouse.  Equipment rental income was $316,000 (2008: $429,000; 2007: $-), the slight decrease in equipment rental income is consistent with the decrease in exploration activity year on year.  In 2009, the Company had spent over $11.6 million in exploration compared with $21.7 million in the previous year.  Prior to 2008, the Company was not separately recovering its indirect costs through equipment rental as all the indirect expenditure was being allocated to the projects and deferred on the balance sheet.

Net option payments represent payments generated from properties in excess of the cost of those properties, these payments may include either cash or the fair value of shares received from Company’s that optioned our properties.  In 2009, options payments received in excess of cost were $187,000 (2008: $137,000; 2007: $335,000), these amounts will vary annually depending on what projects the Company currently has optioned and their cost base.  In 2009, $101,000 was recorded in respect of the Rainbow Hill property in Alaska (that had previously been written-off), the 2008 amount was received in respect of the Key Lake property.

Consulting, labour and professional fees were $1,049,000 (2008: $1,474,000; 2007: $630,000) the decrease in fees from 2008 to 2009 can be attributed to legal costs incurred in 2008 in excess of $260,000 due in part from the legal costs associated with the completion of the Cree East Agreement. The increase from 2007 is consistent with increase in exploration activity that incurred in 2008 particularly with the introduction of the Korean consortium’s participation in Cree East.

Depreciation & amortization was $232,000 (2008: $188,000; 2007: $75,000) which is consistent with the increase in the property and equipment over the same period.

Interest income was $167,000 (2008: $280,000; 2007: $223,000), the decrease from past years can be attributed to lower average cash balances and lower average interest rates.

Investor relations & presentation costs were $60,000 (2008: $343,000; 2007: 279,000), the decrease from the prior years was as a result of a conscious decision to reduce activities over the past eighteen months due to the economic environment.  Included within the 2008 comparative, was the cost of producing a corporate video.

Rent costs were up in 2009 to $200,000 (2008:$95,000; 2007: $48,000) as a result of transferring the Glitter Lake property and its associated costs, to exit an existing office sub-lease agreement and also the establishment of an office in downtown Vancouver in 2008.

Stock-based compensation was $1,509,000 (2008: $1,095,000; 2007: $597,000).  The increase in stock-based compensation is consistent with the increase in the total number of options outstanding each year as the Company fair values, these options using the black-scholes methodology,and expenses them over the vesting period of the options.

Write-down /loss (gain) on available-for-sale securities were $394,000 (2008: gain $149,000; 2007: gain $30,000).  As a result of the economic downturn a number of the Company’s available-for-sale securities experienced significant price deterioration and the Company viewed these decreases as other than temporary and recorded write-downs of $394,000.  The gain in 2008 resulted from the sales of approximately $175,000 of various available-for-sale securities.

Management fees stem from operator fees that are charged on projects that have been optioned to various third parties including the Cree East and West McArthur properties.  Management fees decreased in 2009 (2009: $628,000; 2008: $895,000; 2007: $464,000) which is consistent with a reduction in exploration expenses year over year particularly the reduced level of spending on the West McArthur project.

Future income tax recovery of $1,107,000 (2008: $772,000; 2007: $1,173,000) arises from the renouncement of tax losses associated with the Company’s flow-through offerings and the corresponding recognition of tax losses to offset these renouncements. The amount of recovery will vary both on the size of the flow-through offering and the amount of tax losses available to offset the associated future income liability.

Unrealized losses on available-for-sale securities of $157,000 (2008: $360,000; 2007: $-) stem from mark to market valuations of available-for-sale securities that are then charged to comprehensive loss.  These amounts will vary each year based on the carrying value of the underlying investments.

B.

Liquidity and Capital Resources

As of April 30, 2009 the Company had cash and cash equivalents of $6.3 million (April 30, 2008: $7.4m). The Company’s working capital position as at April 30, 2009 was $6.4 million (April 30, 2008: $7.8m).

The Company has entered into option agreements with a Korean Consortium and Mitsubishi and they are currently funding exploration on two of its properties located in Athabasca. As of April 30, 2009, the Korean Consortium and Mitsubishi have funded $7.6 million out of a total of $19 million and $9.7 million amount out of a total of $11 million respectively.

With the impact of the global credit crisis still being felt in the junior mining sector, CanAlaska views itself as fortunate to have strong strategic relationships with its partners. The long-term and strategic support from Mitsubishi and our Korean Consortium partners allows the Company to continue to advance two significant projects forward in these challenging economic times. CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating all of its projects. The recent tie-up with ERI for the Poplar Project and Kodiak Exploration for the McTavish Project represent further evidence that the Company continues to develop and nurture relationship with strategic partners regardless of the economic climate.

In August 2009, the Company closed two tranches of a non-brokered flow-through private placement for gross proceeds of $990,550.  The Company believes that with the completion of this private placement, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months and work towards its strategic goal of discovering of one or more high grade uranium deposits.

The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships.

Cash and Working Capital ($000’s)	Apr-08 (restated)	Apr-09
Cash and cash equivalents	$7,376	$6,339
Accounts receivable and prepaids	2,121	996
Available-for-sale securities	882	276
Accounts payable and accruals	(2,619)	(1,194)
Net working capital	$7,760	$6,417

Cash and Working Capital

Included within cash and cash equivalents are $0.4 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the audited consolidated financial statements for further details.

Included within accounts receivable and prepaids is approximately $0.7 million in GST refunds associated with exploration programs during the year. The decrease from April 30, 2008 is due to a reduction in receivables from our partners that existed at April 30, 2008.

During the second quarter (October 2008), the Company recorded a permanent impairment on a number of its investments and wrote the balances down to their markets values due to the significant decline in market value due to economic downturn that was viewed as other than temporary.

The decrease in accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter on the Cree East and Lake Athabasca projects that remained unpaid at April 30, 2008 ($505,000) and geophysics ($670,000) undertaken at West McArthur and Alberta projects.

Shareholders’ Equity ($000’s)	Apr-09	Jul-09
Common shares	$56,183	$56,190
Contributed surplus	7,940	8,432
Accumulated other comprehensive income	9	(39)
Deficit	(26,379)	(27,203)
Total shareholders’ equity	$37,753	$37,380

Equity Instruments ($000’s)	Apr-09	Jul-09
Common shares outstanding	137,784	137,834
Options outstanding
Number	21,372	21,948
Weighted average price	$0.36	$0.34
Warrants outstanding
Number	6,307	6,307
Weighted average price	$0.50	$0.50

Equity instruments

As of July 31, 2009 the Company had 137,833,650 common shares outstanding. In August 2009, the Company undertook a non-brokered flow-through private placement and issued 5,826,764 common shares through two tranches of unit offerings.  It also issued 50,000 shares under the Collins Bay Extension Option Agreement to bring the total shares outstanding as at September 24, 2009 to 143,660,414 common shares.

Proceeds from Financings
Date	Type / Gross Proceeds	Intended Use	Actual Use
August 2009	5,826,764 flow-through units $1.0 million	Uranium exploration in Saskatchewan	Pending
May 2008	10,922,660 flow-through units $3.7 million	Uranium exploration in Saskatchewan, Manitoba, and Alberta	As Intended
October 2007	7,660,877 flow-through units $3.6 million	Uranium exploration in Athabasca Basin in general working capital	As Intended
September 2007	1,111,111 flow-through units $0.5 million	Uranium exploration in Athabasca Basin in general working capital	As Intended

In August 2009, the Company announced the closing of two tranches of a non-brokered flow-through private placement and has issued a total of 5,826,764 units at $0.17 per unit for gross proceeds of $990,550.  Each unit consists of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per share.

In connection with this closing, the Company has paid an aggregate of $49,528 in cash and issued an aggregate of 277,837 compensation options, as finders' fees. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

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

F.

Tabular Disclosure of Contractual Obligations

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

$000’s	Payments due by period
Contractual Obligations:	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	504	209	290	5	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under GAAP of the primary financial statements	-	-	-	-	-
TOTAL	504	209	290	5	-

The Company has outstanding future commitments under mineral property agreements to pay cash and or issue common shares of the Company.  Reference should be made to note 10 to the audited consolidated financial statements attached hereto as Exhibit A.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director or officer of the Company.

Name, Position in Company, Province/State and Country of Residence	Period(s) with the Company
Peter Dasler President ,Chief Executive Officer & Director Delta, BC, Canada	Since 2004
Emil Fung Vice President Corporate Development & Director West Vancouver, BC, Canada	Since 2005
Hubert Marleau Director Montreal, PQ, Canada	Since 1996
Jean Luc Roy Director Vancouver, BC, Canada	Since 2007
Amb. Thomas Graham Jr. Director Bethesda, MD, USA	Since 2007
Victor Fern Director Fond Du Lac, SK., Canada	Since 2008
Karl Schimann Vice President Exploration Vancouver, BC, Canada	Since 2004
Damian Towns Chief Financial Officer North Vancouver, BC, Canada	Since 2008
Frances Petryshen Corporate Secretary Vancouver, BC, Canada	Since 2007

Additional details including principal occupation of the above directors or executive officers are as follows:

Peter Dasler – President, Chief Executive Officer and Director

Mr. Dasler has over 35 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler holds Bachelor’s (1974) and Master’s (1981) degrees from Canterbury University, New Zealand and is a member of the professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the position of President and Chief Executive Officer of CanAlaska Uranium Ltd. (2004-present).

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

Jean Luc Roy – Director

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country.  Subsequent to the fiscal year ending April 30, 2009 Mr. Roy resigned as CEO and President of El Nino Ventures Inc.

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

Victor Fern – Director

Mr. Fern is the past chief of the Fond du Lac Denesuline First Nation.  Since 1984 Mr. Fern has gained experience at uranium operations in Northern Saskatchewan and was previously involved at mill operations at a nearby mine.  Currently Mr. Fern is employed as a road maintenance supervisor for Athabasca Development Corporation.  He is active in community development, environmental monitoring and works on local committees.  He is also involved with various private business interests in the Fond du Lac, Black Lake area of Saskatchewan.

Karl Schimann – Vice President Exploration

Dr. Schimann holds a Ph.D. from the University of Alberta and has worked extensively in the Uranium industry.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.

Dr. Schimann has directed the Company’s uranium exploration efforts in the Athabasca Basin, since 2004.  He has devoted his time to the construction of the field crews necessary for the systematic exploration effort by the Company over its extensive landholdings in the Athabasca Basin.  Dr. Schimann’s previous experience includes 20 years in exploration with Cogema/Areva and specifically in the Athabasca Project Manager for the Cigar Lake discovery team in the early 1980’s, as well as Manager of the McClean Lake Mine Geology Department for Cogema/Areva.

Damian Towns – Chief Financial Officer

Mr. Towns is a qualified Chartered Accountant in New Zealand with a strong audit background stemming from his prior engagement as Audit Manager for PricewaterhouseCoopers.  He brings to CanAlaska considerable experience from First Quantum Minerals Ltd., where Mr. Towns held the position of controller for 2002 – 2006.  Mr. Towns is also the Chief Financial Officer for Coro Mining Corporation, since 2006.

Frances Petryshen – Corporate Secretary

Ms. Petryshen has over 25 years experience as administrator, corporate secretary, director and officer for several exchange listed resource companies.  More recently, she has been involved as a principal in commercial real estate and agricultural projects in the USA and Canada.  Ms. Petryshen is a member of the Canadian Society of Corporate Secretaries and recently completed the Director’s Education and Accreditation Program through the Chartered Secretaries of Canada.

B.

Compensation

Named Executive Officers

During the fiscal year ended April 30, 2009, the Company had four Named Executive Officers of the Company, being: Peter Dasler, the Chief Executive Officer (“CEO”), Emil Fung, Vice President – Corporate Development, Karl Schimann, Vice President – Exploration, and Damian Towns, the Chief Financial Officer (“CFO”).  Mr. Gordon Steblin resigned as CFO for the Company at December 31, 2008.  Mr. Steblin has been retained as a consultant to the Company for a one year term ending December 31, 2009.  “Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed fiscal year ending April 30, 2009 whose total compensation was, individually, more than $150,000; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion & Analysis

The compensation of the directors and officers of the Company is set by the Board of Directors as recommended by the Compensation Committee.  The Compensation Committee reviews at least on an annual basis the cash compensation, performance and overall compensation package for each executive officer.  The Compensation Committee will then present to the Board of Directors its findings and any proposals or recommendations are considered and require full board approval.  The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the managing executives.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its executive officers that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.

The Company’s executive officers are also eligible for annual bonuses.  Bonuses are generally based on overall success in obtaining the goals and objectives of the Company during the calendar year and largely upon the Company’s cash position.  No executive bonuses were paid during the calendar fiscal year ending April 30, 2009.

The Company maintains a Stock Option Plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board of Directors for approval.

Summary Compensation Table

Set out below is a summary of compensation paid during the Company’s three most recently completed fiscal years to the Company’s Named Executive Officers:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(4)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Peter Dasler CEO	2009 2008 2007	$173,250 $165,000 $ 75,000	Nil Nil Nil	$60,661 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $7,500 $10,000	$233,911 $172,500 $ 85,000
Damian Towns CFO	2009	$25,000(3)	Nil	$78,374	Nil	Nil	Nil	Nil	$103,374
Gordon Steblin(1) (Former CFO)	2009 2008 2007	$ 60,342 $ 35,200 $ 31,600	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$24,000(5) $3,500 $2,231	$ 84,342 $ 38,700 $ 33,831
Emil Fung Vice President Corporate Development	2009 2008	$173,250 $135,417	Nil Nil	$60,661 Nil	Nil Nil	Nil Nil	Nil Nil	Nil $37,500	$233,911 $172,917
Karl Schimann Vice President Exploration(2)	2009 2008	$174,850 $165,000	Nil Nil	$60,661 Nil	Nil Nil	Nil Nil	Nil Nil	Nil $29,136	$235,511 $194,136

Notes:

(1)

Mr. Steblin’s compensation was paid as a management fee to his management company.

(2)

Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.

(3)

Mr. Towns was appointed CFO effective January 1, 2009 and the above compensation is from that date.

(4)

In determining the fair value of the options granted, the Company followed the principles established under Canadian

Generally   Accepted Accounting Principles, which requires the determination of the fair value of options granted using the   black scholes methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected   life   of the options, expected volatility and expected dividends.  The Company used the following assumptions in   determining   the fair value of the options:

Risk-free rate:               1.4% to 4.6%

Expected Life               2.8 to 5 years

Expected volatility        76% to 135%

Expected dividends      0%

(5)

Mr. Steblin received marketable securities valued at $24,000 as part of his severance package.

Narrative Discussion

The Company has entered into employment agreements with its key management.  For details of these agreements, refer to “Termination and Change of Control Benefits”.

Incentive Plan Awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers of the Company during the most recently completed fiscal year ending April 30, 2009:

Outstanding Share-Based Awards and Option-Based Awards as at April 30, 2009

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler CEO	120,000 50,000 65,000 470,000 440,000 100,000 100,000 605,000 810,000	0.40 0.45 0.58 0.45 0.50 0.74 0.62 0.40 0.12	Nov 5/09 Nov 29/09 Mar 7/10 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14	- - - - - - - - 32,400	N/A	N/A
Damian Towns CFO	1,000,000 810,000	0.25 0.12	Dec 9/13 Jan 25/14	Nil 32,400	N/A	N/A
Gordon Steblin (Former CFO)	15,000 100,000 15,000 180,000 100,000 25,000 15,000 400,000	0.50 0.40 0.58 0.45 0.50 0.74 0.62 0.40	Feb 23/10 Nov 5/09 Mar 7/10/09 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12	- - - - - - - -	N/A	N/A
Emil Fung Vice President Corporate Development	10,000 75,000 175,000 200,000 440,000 100,000 200,000 1,500,000 810,000	0.58 0.35 0.45 0.42 0.50 0.74 0.62 0.40 0.12	Mar 7/10 Jul 13/10 Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14	- - - - - - - - 32,400	N/A	N/A
Karl Schimann VicePresident Exploration	65,000 800,000 440,000 100,000 100,000 1,195,000 810,000	0.58 0.45 0.50 0.74 0.62 0.40 0.12	Mar 7/10 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14	- - - - - - 32,400	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year ending April 30, 2009  by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Fiscal Year ending April 30, 2009

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler CEO	Nil	Nil	Nil
Damian Towns CFO	Nil	Nil	Nil
Gordon Steblin CFO	Nil	Nil	Nil
Emil Fung Vice President	Nil	Nil	Nil
Karl Schimann VicePresident	Nil	Nil	Nil

(1)

All options that were vested during the fiscal year were out of the money and therefore the values have been recorded as Nil.

Narrative Discussion

The Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) as approved by the shareholders on September 5, 1995 and as further amended on September 23, 2008 and by the TSX Venture Exchange on September 26, 2008. The Board of Directors upon recommendation of the Compensation Committee, may allocate non-transferable options to directors and officers to purchase common shares of the Company.  The managing directors may allocate incentive options to employees and consultants of the Company.  The aggregate number of shares to be issued upoexercise of all options granted under the Plan and the aggregate number of shares issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares of the Company are then listed or other regulatory body having jurisdiction.

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 27,500,000 shares.  As of the April 30, 2009, shares issuable under the Plan have been issued, reserved for issuance, or available for issue as follows:

Shares issued upon exercise of incentive stock options	-	3,294,500
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	21,371,500 2,834,000

TOTAL		27,500,00

Management believes that awards under the Plan are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently standard in the mineral exploration industry.

Termination and Change of Control Provisions

The Company has entered into Employment Agreements, subject to change of control provisions, with Peter Dasler under which Mr. Dasler acts as President, Chief Executive Officer and a director of the Company and with Emil Fung under which Mr. Fung acts as Vice President of Corporate Development and a director of the Company.  Under these Employment Agreements Mr. Dasler and Mr. Fung are to receive a fee of $165,000 per annum subject to annual review.  The fee may be increased at the discretion of the Compensation Committee and with Board approval, providing that the amount of increase shall be not less than the greater of: (a) the annual percentage rate of inflation; or (b) five percent.  On May 1, 2008, the fee was increased by 5% to $173,250.  In addition to the annual review, Mr. Dasler and Mr. Fung are entitled to participate in any incentive bonus plans and are entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board of Directors.  No management bonuses were paid during the period ending April 30, 2009. The agreement may be terminated by the employee or the Company with 90 days written notice.

The Company has entered into a consulting agreement, subject to change of control provisions, dated March 3, 2008 with Schimann Consulting Inc., for the services of Karl Schimann under which Mr. Schimann acts as consultant and Vice President of Exploration for the Company.  The Company shall pay a daily fee of $650.00, reviewable annually by the Compensation Committee.  Mr. Schimann is entitled to participate in any incentive bonus plans and any incentive stock options as recommended by the compensation committee and approved by the board of directors.  The agreement may be terminated by the employee of the Company with 90 days written notice.

In the event of a change of control of the Company the employment agreements with Peter Dasler, Emil Fung and the consulting agreement with Karl Schimann are subject to certain provisions.  If a change of control occurs and the employee or consultant is terminated without just cause, or if the employee terminates his employment for good reason, a contingency agreement is triggered which provides for partial compensation for loss of employment an amount which is the lesser of: (a) three times the current annual compensation; or, (b) a lump sum payment representing the future compensation to be earned by the employee until retirement.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers during the Company’s most recently completed fiscal year ended April 30, 2009:

Director Compensation Table

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	$11,000	Nil	$11,234	Nil	Nil	Nil	$22,234
Amb. Thomas Graham Jr.	$29,850(2)	Nil	$11,234	Nil	Nil	Nil	$41,084
Jean Luc Roy	$14,000	Nil	$11,234	Nil	Nil	Nil	$25,234
Victor Fern	$8,500	Nil	$11,234	Nil	Nil	Nil	$19,734

Notes:

(1)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Risk-free rate:               1.4% to 4.6%

Expected Life               2.8 to 5 years

Expected volatility        76% to 135%

Expected dividends      0%

(2)

Fees earned were USD $25,000.  For convenience, this amount has been translated at the period end rate of   Cdn$1.194.

Narrative Discussion

The directors are paid $500 per month and $500 for attending a board meeting in person or by teleconference.  Directors are also paid $500 for each committee meeting that they attend either in person or by teleconference.  Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of $25,000 USD converted to Canadian dollars ($29,850) using the historical exchange rate of Cdn$1.194 at April 30, 2009.  Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the directors of the Company before, and remain outstanding at the end of the most recently completed fiscal year ending April 30, 2009.

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Hubert Marleau	12,500 37,500 10,000 440,000 150,000	$0.45 $0.50 $0.62 $0.40 $0.12	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14	- - - - $6,000	Nil	Nil
Amb.Thomas Graham Jr.	500,000 150,000	$0.74 $0.12	Mar 30/12 Jan 25/14	- $6,000	Nil	Nil
Jean Luc Roy	100,000 400,000 150,000	$0.45 $0.40 $0.12	Oct 31/12 Dec 20/12 Jan 25/14	- - $6,000	Nil	Nil
Victor Fern	500,000 150,000	$0.40 $0.12	Mar 24/13 Jan 25/14	- $6,000	Nil	Nil

Notes:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year, and the exercise or base price of the option.  The Company’s common shares closed at $0.16 per share on April 30, 2009.

   Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director.

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Fiscal Year ending April 30, 2009

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Hubert Marleau	Nil	Nil	Nil
Amb. Thomas Graham Jr.	Nil	Nil	Nil
Jean Luc Roy	Nil	Nil	Nil
Victor Fern	Nil	Nil	Nil

Notes:

(1)

All options vested during the year were out of the money and therefore values above have been recorded as Nil.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau

MCO Capital Inc.

A.I.S. Resources Limited (AIS-V)

Sofame Inc.

Gobimin Inc. (previously Goldsat Mining)

Maudore Minerals Ltd

Buzz Telecom (previously Knowlton Capital Inc.)

Huntington Exploration Inc.

Warnex Inc.

Niocan Inc.

Mitec Telecom Inc.

UnSelect Inc.

Amb. Thomas Graham Jr.	Thorium Power, Ltd. Mexco Energy Corporation

Directors and Officers Insurance

The Company subscribes to Directors and Officers Liability Insurance with a limit of $5,000,000 per claim.  The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company.  In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the fiscal year ended April 30, 2009, the Company’s Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.  The following table sets forth information with respect to the Company’s Stock Option Plan as at the year ended April 30, 2009.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	21,371,500	0.36	2,834,000
Equity compensation plans not approved by the securityholders	-	-	-
Total	21,371,500		2,834,000

Indebtedness of Directors and executive officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed fiscal year ending April 30, 2009, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed fiscal year to the current fiscal year ended April 30, 2009.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of Management and insiders in material transactions

None of the directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed fiscal year ending April 30, 2009 or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

C.

Board Practices

The board of directors is nominated each year at the Company’s Annual General Meeting and appointed to hold office until the next Annual General Meeting or until their replacements are elected or appointed, subject to the provisions of the Company’s Articles.

There currently are no service contracts in place for the Company’s board members, providing for benefits upon termination of employment, except as disclosed previously in Employment Agreements with the CEO, Vice President Corporate Development and Vice President Exploration as disclosed in Section B - Compensation, under Termination and Change of Control Benefits.

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

Internal Controls and Management Information Systems

The board is responsible for overseeing and monitoring the integrity of he Company’s internal controls and procedures, management information systems, audit procedures and its financial reporting and financial control systems.  The Board should ensure that the internal audit function is properly structured and receives an adequate amount of information regarding the companies business.

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

Legal Requirements

The board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Company.  The board has the responsibility for the approval of management proxy circulars, the annual financial statements, any changes in by-laws, take-over bid circulars, filling the vacancies on the board or in the appointment of auditors

Board Functioning

The board has the responsibility to manage its own affairs including developing its own agenda and procedures.  Consider its size and identify and approve prospective nominees to the board.  Insure the comprehensive orientation of all directors.

Regularly assess the effectiveness and contribution of the Board, its committees and each board member.  Take measures to satisfy itself as to the integrity of management.  To ensure that key management are appropriately compensated to encourage the Company’s long-term success.

Choose the Chief Executive Officer (“CEO”) and approve the appointment of other senior management including but not limited to the led director and the chairman.  Monitor performance of the CEO and of senior management.  Place limits of authority delegated to senior management.

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

COMPENSATION COMMITEE – comprised of three independent Directors

Compensation Committee

As at January 23, 2009 the Compensation Committee was comprised of Hubert Marleau, Amb. Thomas Graham Jr. and Jean Luc Roy, Chairman.  This committee reviews the compensation of senior management on an annual basis and assists in the administration of the Company’s employee stock option plan.

The compensation committee is responsible for ensuring the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right caliber to meet the organizations needs.  For further details refer to above sections Report on Executive Compensation and Compensation of Directors.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Hubert Marleau, Chairman, Amb. Thomas Graham Jr. and Victor Fern.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.  A copy of the Company’s Corporate Governance Policy is attached as Exhibit E.

D.

Employees

During the fiscal year ended April 30, 2009, the Company had up to 25 employees, 10 consultants and up to 40 seasonal employees.  The employees are located at the Head Office in Vancouver, BC, the Field Office in Saskatoon, SK and at the warehouse located in LaRonge, SK.  During the field seasons, summer and winter the seasonal workers and consultants are distributed among the companies various projects in Manitoba, Saskatchewan and Alberta and generally will work from the Saskatoon office when not in the field.

E.

Share Ownership

The following tables set forth the share ownership of those persons listed in Subsection 6B above and include details of options and warrants to purchase shares of the Company held by such persons for the most recently completed fiscal year ending April 30, 2009:

Name	Shares Owned	Number of Shares Optioned	Date Option Granted	Exercise Price	Expiry Date
Peter Dasler	1,136,125
		120,000 50,000 65,000 470,000 440,000 100,000 100,000 605,000 810,000	Nov 5/04 Nov 29/05 Mar 7/05 Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09	0.40 0.45 0.58 0.45 0.50 0.74 0.62 0.40 0.12	Nov 5/09 Nov 29/09 Mar 7/10 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14
Emil Fung	8,643
		10,000 75,000 175,000 200,000 440,000 100,000 200,000 1,500,000 810,000	Mar 7/05 Jul 13/05 Oct 14/05 Feb 14/06 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09	0.58 0.35 0.45 0.42 0.50 0.74 0.62 0.40 0.12	Mar 7/10 Jul 13/10 Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14
Hubert Marleau	nil
		12,500 37,500 10,000 440,000 150,000	Oct 14/05 Nov 16/06 Jun 28/07 Dec 21/07 Jan 26/09	0.45 0.50 0.62 0.40 0.12	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14
Jean Luc Roy	nil
		100,00 400,000 150,000	Oct 31/07 Dec 21/07 Jan 26/09	0.45 0.40 0.12	Oct 31/12 Dec 20/12 Jan 25/14
Amb. Thomas Graham Jr	200,000
		500,000 150,000	Mar 30/07 Jan 26/09	0.74 0.12	Mar 30/12 Jan 25/14
Victor Fern	nil
		500,000 150,000	Mar 25/07 Jan 26/09	0.40 0.12	Mar 24/13 Jan 25/14
Karl Schimann	106,700
		65,000 800,000 440,000 100,000 100,000 1,195,000 810,000	Mar 7/05 Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/0	0.58 0.45 0.50 0.74 0.62 0.40 0.12	Mar 7/10 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14
Damian Towns	nil
		1,000,000 810,000	Dec 10/08 Jan 26/09	0.25 0.12	Dec 9/13 Jan 25/14
Frances Petryshen	nil
		200,000 450,000	Dec 21/07 Jan 26/09	0.40 0.12	Dec 20/12 Jan 25/14

Warrants to Purchase Shares

Name	Purchase Date	Warrant Balance	Exercise Price	Expiry Date
Peter Dasler	May 13, 2008	29,412	$0.50	May 12, 2010

Options and Other Rights to Purchase Shares

Directors, officers, employees and contractors are granted options to purchase common shares under the Company’s stock option plan.  For details of such rights refer to note 13 of the attached Exhibit A Audited Consolidated Financial Statements for the fiscal year ending April 30, 2009.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at August 11, 2009, the Company had 137,833,650 shares issued and the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	121,360,106	88.04%
CEDE & CO (2) P.O. Box 20, Bowling Green Stn. New York, NY 10274	14,021,448	10.17%
Ravensden Asset Management Inc. (3) One Adelaide Street East, 29th Floor, Toronto, Ontario M5C 2V9	11,323,529 / 15,735,293 (4)	8.21% / 11.06% (4)

Notes

(1)

CDS & Co. is a depository; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(2)

CEDE & Co. is a depository; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CEDE is not within the knowledge of the Company and has been extracted from the register of the shareholders maintained by the registrar agent for the Company’s shares.

(3)

11,323,529 common shares and 4,411,764 warrants are held on behalf of the portfolios of investment funds and private client’s accounts managed by Ravensden Asset Management.  This information has been extracted from the early warning report filed by Ravensden pursuant to National Instrument 62-103.

(4)

Calculated on a partially diluted basis only, assuming the exercise of the warrants.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2009, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2009 consolidated financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2009 which contains an audit report dated July 31, 2009. Attached hereto as Exhibit A.

 B.

Significant Changes

In August of 2009 the Company closed a non-brokered flow-through private placement of 5,826,764 units at a price of $0.17 per unit for gross proceeds of $990,550.  Each unit consists of one common share and one half of a warrant.  Each whole warrant is exercisable for a two year period at an exercise price of $0.24 per common share.

In addition reference should be made to the Company’s Q1 2010 consolidated financial statements and MD&A filed on September 25, 2009 on SEDAR and on September 29th, on EDGAR.  These documents may also be found at the Company’s web site www.canalaska.com .

ITEM 9.

THE OFFER AND LISTING

This Form 20F is being filed as an annual report under the Exchange Act, and as such provides information called for by items 9.A.4 and 9.C.

A.

Offer and Listing Details

4).

Information regarding pricing history of the stock shall be disclosed as follows:

(a)

The annual high and low market prices

for the five most recent financial years

Year Ended	High	Low
May 2008 – April 2009 May 2007 – April 2008 May 2006 – April 2007 May 2005 – April 2006 May 2004 – April 2005	0.31 0.70 0.97 0.76 0.64	0.045 0.25 0.38 0.26 0.10

B.

Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV” and are listed on the OTCBB from December 3, 1999 and under the trading symbol of “CVVUF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of April 30, 2009, the Company had 137,783,650 common shares without par value issued and outstanding which are fully paid.  The Company has unlimited authorized capital at no par value.  On July 14, 2009 the Company issued 50,000 common shares in connection with a property transaction and on August 14 and August 20 an additional 5,826,764 flow-through shares were issued pursuant to a non-brokered private placement for gross proceeds of $990,550.

As of October 15, 2009, the Company has 143,660,414 common shares without par value issued and outstanding which are fully paid.  The Company has 21,947,500 outstanding stock options and 9,657,303 outstanding share purchase warrants for a total of 175,265,217 calculated on a partially diluted basis only, assuming the exercise of the options and warrants.

B.

Memorandum and Articles of Association

1.

The Company is permitted to conduct any lawful business, that is it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business that the Company may conduct. CanAlaska Uranium Ltd. executive, registered and records office is located at 1020 – 625 Howe Street,   Vancouver, British Columbia, Canada, V6C 2T6, telephone number +1.604.688.3211.

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

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now   the TSX Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has   been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and   under the symbol CVVUF since December 3, 1999, and on the Frankfurt Stock Exchange, Open Market under   the trading symbol DH7.

The Company is a reporting company in British Columbia, Alberta, Ontario and Labrador and Newfoundland.    The Company is extra-provincially registered in Labrador and Newfoundland, Saskatchewan, Manitoba, and Alberta, Canada.

2.

A director who is, in any way, directly or indirectly interested in an existing proposal or contract or transaction   with the Company, where a conflict of interest is declared, the nature and extent of the conflict which must be disclosed as required by the Business Corporations Act (British Columbia), may not vote in respect to the   approval of the transaction.

3.

All of the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.  The holders of the common shares are entitled to one vote for each common share on all matters to be voted on by the shareholders.  There are no sinking fun provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4.

The rights of the shareholders may be changed only by the shareholders passing a special resolution approved   by members holding three fourths of the shares.

5.

The Board of Directors must call an annual general meeting once each calendar year, not later than 13 months   after the last such meeting.  The Board many call an extraordinary meeting of shareholders at any time.  Notice of such meetings must be accompanied by an Information Circular describing the proposed business to be dealt   with and disclosures as prescribed by statute.  Not less than 21 days notice shall be given for any meeting. A quorum shall be two members in person or proxy not representing less than 5% of the issued shares.

6.

The articles of the Company contain no limitations on the rights of non-resident or foreign shareholders.

7.

There are no provisions in the Company’s articles that would have an effect of delaying, deferring or preventing   a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

8.

There are no provisions in the Company’s articles governing ownership threshold.

C.

Material Contracts for the year ended April 30, 2009.

During the year ended April 30, 2009, there were no material contracts entered into by the Company other than entered into during the normal course of business as disclosed in ITEM 4, Section D, Property, Plant and Equipment and ITEM 5 Section F, Tabular Disclosure of Contractual Obligations.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

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

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 1020 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which are not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2009, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of a fully segregated financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting has an inherent limitation in respect of the financial close process (as identified above) and therefore is not permitted to conclude that the issuer’s internal control over financial reporting was effective as of April 30, 2009.  Management and the audit committee however have concluded that the after taking into account the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of a fully segregated financial close process.

During the Company’s most recently completed financial year ended April 30, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The Company’s audit committee members are Jean Luc Roy, Amb. Thomas Graham Jr. and Hubert Marleau.  They are all independent directors.

Mr. Roy is chairman and an independent member of the audit committee and is financially literate.  Mr. Roy has been a director or executive officer of several exploration and mining companies for the past 20 years.  Subsequent to the Company’s year end Mr. Roy resigned as the President and CEO of El Nino Ventures Inc.

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

For further information on the structure and responsiblities of the audit committee see attached Appendix C – Audit Committee Charter.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all of its officers, directors, advisors, employees and contractors.  The Code of Ethics is posted on the Company’s web site, has been posted to SEDAR and EDGAR and is attached hereto as Appendix D.  A copy of the Code may be requested by contacting the head office at #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, by telephone 604.688.3211, fax 604.688.3217 or via e-mail at canalaska.com.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit of the Company’s accounts are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2009	$40,000.00	$9,500.00	$8,000.00	Nil
2008	$40,000.00	$3,000.00	$2,000.00	Nil

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

ITEM 16F.

CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

The consolidated financial statements as at April 30th, 2007 were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated August 15, 2007.

ITEM 16G.

CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ significantly from the standards and guidelines that have been set by the regulatory agencies.  A copy of the Company’s Corporate Governance Policy is published on the corporate web site, has been posted to SEDAR and EDGAR, and is attached hereto as Appendix E.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Audited Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

(A)

Audited Consolidated Financial Statements

Description of Document:

 Cover Sheet

Management’s Responsibility for Financial Reporting

Auditors’ Report dated July 31,2009

Consolidated Balance Sheets as at April 30, 2009 and 2008

Consolidated Statements of Loss, Comprehensive loss and defitcit for the Fiscal Years Ended April 30, 2009,

2008 and  2007

Consolidated Statements of Cash Flows for the Fiscal Years Ended April 30, 2009, 2008 and 2007

  Notes to Consolidated Financial Statements

(B)

Management Discussion and Analysis dated August 27, 2009.

(C)

Audit Committee Charter

(D)

Code of Ethics

(E)

Corporate Governance Policy

(F)

Exhibits

The following exhibits are filed as part of this Form 20F Annual Report.

Certifications of CEO and CFO for financial reporting, disclosure and internal controls

(1)

Certification of CEO Pursuant To 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(2)

Certification of CFO Pursuant To 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(3)

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:

October 15, 2009

CANALASKA URANIUM LTD.

“Peter Dasler”

President & CEO

“Damian Towns”

Chief Financial Officer

CERTIFICATIONS

I, Peter Dasler, Chief Executive Officer, certify that:

1.

I have reviewed this annual report on Form 20F of CanAlaska Uranium Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:

October 15, 2009

CANALASKA URANIUM LTD.

“Peter Dasler”

Peter Dasler

Chief Executive Officer

CERTIFICATIONS

I, Damian Towns, Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 20F of CanAlaska Uranium Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:

October 15, 2009

CANALASKA URANIUM LTD.

“Damian Towns”

Damian Towns

Chief Financial Officer

Exhibit 1

CERTIFICATION PURSUANT TO

SECTION 1350 OF CHAPTER 63 OF TITLE 18,

OF THE UNITED STATES CODE (18U.S.C.1350)

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20F for the year ended April 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange   Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result   of the operations of the Company.

Date:

October 15, 2009

“Peter Dasler”

Chief Executive Officer

Exhibit 2

CERTIFICATION PURSUANT TO

SECTION 1350 OF CHAPTER 13 OF TITLE 18

OF THE UNITED STATES CODE (18U.S.C.1350)

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20F for the year ended April 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Damian Towns, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange   Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result   of the operations of the Company.

Date:

 October 15, 2009

“Damian Towns”

Chief Financial Officer

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

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

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

Date:   October 15, 2009

“Peter Dasler”

Peter Dasler, Chief Executive Officer

“Damian Towns”

Damian Towns, Chief Financial Officer

66