Form 20-F
period 2010-04-30
CANALASKA URANIUM LTD
filed 2010-09-14
CIK 1023109

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

SEPTEMBER 13, 2010

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2010
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
171,866,213 Shares
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

Indicate by check mark whether the registrant has submitted electronically and posted on its Corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                               YES   ________________      NO         ________X_______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	IFRS	OTHER	X
International Financial Reporting
Standards as issued by the International Accounting Standards Board
Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES	NO	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES	NO

	D.	Employees	49
	E.	Share Ownership	49

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		51
	A.	Major Shareholders	51
	B.	Related Party Transactions	51
	C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION		51
	A.	Consolidated Statements and Other Financial Information	51
	B.	Significant Changes	51

ITEM 9.	THE OFFER AND LISTING		56
	A.	Offer and Listing Details	57
	B.	Plan of Distribution	57
	C.	Markets	57
	D.	Selling Shareholders	57
	E.	Dilution	57
	F.	Expenses of the Issue	58

ITEM 10.	ADDITIONAL INFORMATION		58
	A.	Share Capital	58
	B.	Memorandum and Articles of Association	58
	C.	Material Contracts	59
	D.	Exchange Controls	59
	E.	Taxation	59
	F.	Dividends and Paying Agents	65
	G.	Statements by Experts	65
	H.	Documents on Display	65
	I.	Subsidiary Information	65

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		66

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		66

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES		66

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
	AND USE OF PROCEEDS		66

ITEM 15.	CONTROLS AND PROCEDURES		66

ITEM 16.	[ RESERVED ]		67

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT			68

ITEM 16B. CODE OF ETHICS			68

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES			68

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES			69

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER
	AND AFFILIATED PURCHASERS		69

ITEM 16F.	CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT		69

ITEM 16G	CORPORATE GOVERNANCE	69

PART III
ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS	69
ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS	69
ITEM 19.	EXHIBITS	69
	SIGNATURES	71
Certifications of CEO and CFO for financial reporting, disclosure and internal controls
	Certification of the Chief Executive Officer	72
	Certification of the Chief Financial Officer	73
	Certification of CEO Pursuant To 18 U.S.C. Section 1350
	Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	74
	Certification of CFO Pursuant To 18 U.S.C. Section 1350 Adopted
	Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	75
	Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer	76
	APPENDIX

(A)	Audited Consolidated Financial Statements
(B)	Management Discussion and Analysis dated August 30, 2010.
(C)	Audit Committee Charter
(D)	Code of Ethics
(E)	Reporting Package Change of Auditor
(F)	Corporate Governance Policy
(G)	Articles of Incorporation

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement:

Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Aphebian	Period of time in the Earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the Earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Athabasca Basin

The region located in northern Saskatchewan province, Canada hosting the world’s richest uranium deposits and all of Canada’s producing uranium mines.  The basin is approximately 400 km across east/west and 150 km north/south.  Its geology is characterized by metasedimentary bedrock overlain by younger sandstones.

Audio-Magnetotellurics (AMT)	A geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	In geology a round or oval depression in the Earth's surface, containing younger rock in its central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	Stock symbol for CanAlaska Uranium Ltd. on the TSX.V Exchange
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

CanAlaska Uranium Ltd. (“CanAlaska” or the “Company”) has been in the business of exploring for various minerals since 1985 and has not generated operating revenues.  The following table sets forth, for the periods and the dates indicated selected financial and operating data for the Company.  This information should be read in conjunction with the Company's “Consolidated Financial Statements and Notes thereto” Appendix (A) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" Appendix (B) included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date, the Company has not paid any dividends on the common shares and it does not expect to pay dividends in the foreseeable future.

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the generally accepted accounting principles accepted in the United States ("U.S. GAAP") as applied to the Company.  For a comparison of these differences, refer to Note 21 to the April 30, 2010 Audited Consolidated Financial Statements.

U.S. Dollar/Canadian Dollar Exchange Rates for the Five Most Recent Financial Years

Fiscal Year Ended	Average	High	Low	Close
April 30, 2010	1.0109	1.1079	1.0038	1.0158
April 30, 2009	1.1926	1.1977	1.1875	1.1930
April 30, 2008	1.0079	1.0121	1.0037	1.0072
April 30, 2007	1.1106	1.1163	1.1048	1.1101
April 30, 2006	1.1208	1.1254	1.162	1.1180

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

2010	March	April	May	June	July	August
High	1.0197	1.0179	1.0499	1.0648	1.0376	1.0158
Low	1.1025	1.0038	1.0414	1.0495	1.0264	1.0619

On September 8, 2010 the exchange rate of the Canadian dollar into United States Dollars based on the nominal rate for U.S. Dollars reported by the Bank of Canada was $1.00 equals C$1.04.

Selected Financial Data

Canadian GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2010	2009 (*restated)	2008 (*restated)	2007	2006
Assets
Cash	8,722	6,339	7,376	10,076	6,748
Other Current Assets	1,409	1,272	3,003	3,755	1,146
Mineral Properties	46,245	39,133	31,661	18,370	10,707
Other Non-current Assets	1,134	1,144	1,598	1,006	221
Total Assets	57,510	47,888	43,638	33,207	18,822
Liabilities
Current Liabilities	1,626	1,194	2,619	1,333	278
Future Income Tax Liability	3,399	2,654	1,919	946	-
Non-controlling Interest	12,600	7,600	3,600	-	-
Shareholders’ Equity
Common Shares	60,878	56,183	54,079	48,864	36,561
Contributed Surplus	9,665	7,940	5,392	3,153	1,243
Accumulated Other Comprehensive Income	10	9	166	-	-
Deficit	(30,668)	(27,692)	(24,137)	(21,089)	(19,260)

Revenues	-	-	-	-	-
Expensed Exploration Costs	477	1,008	899	1,571	169
Other Expenses	2,960	2,815	2,447	1,431	1,595
Loss before income taxes	(3,437)	(3,823)	(3,346)	(3,002)	(1,764)
Future income tax recovery	461	268	298	1,173	1,436
Net loss for the year	(2,976)	(3,555)	(3,048)	(1,829)	(328)
Unrealized (gain) loss on available-for-sale securities	(1)	157	360	-	-
Comprehensive loss for the year	(2,975)	(3,712)	(3,408)	(1,829)	(328)
Weighted Avg.# of Shares Outstanding	153,766	137,160	117,043	86,920	55,633
Net Loss Per Share - basic and diluted	(0.02)	(0.03)	(0.03)	(0.02)	(0.01)

* The consolidated financial statements of the Company for the years ended April 30, 2009 and 2008 have been restated to reflect the income tax losses and other carry forward balances as reported by the Company on its formal Canadian income tax filings and as ultimately assessed by Canada Revenue Agency.  The differences between the previously reported amounts and the restated amounts are due to changes in taxation estimates, the expiration of Canadian non-capital loss balances in 2009 and 2008, and accounting for the income tax effect of flow-through shares issued in 2009.

Selected Financial Data

U.S. GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

000’s	2010	2009 (restated)	2008 (restated)	2007	2006
Assets
Cash	7,889	6,339	7,376	10,076	4,149
Restricted Cash	833	-	-	-	2,599
Other Non-current Assets	1,409	1,272	3,003	4,281	1,653
Mineral Properties	1,043	583	529	485	303
Other Assets	1,134	1,144	1,598	1,006	221
Total Assets	12,308	9,338	12,506	15,848	8,925
Liabilities
Current Liabilities	1,626	1,194	2,619	1,334	278
Future Income Tax Liability	-	-	-	-	-
Non-controlling Interest	9,554	5,972	3,068	-	-
Shareholders’ Equity
Common Shares	67,655	62,219	59,247	52,918	38,531
Contributed Surplus	10,108	8,383	5,835	3,595	1,686
Accumulated Other Comprehensive Income	10	9	166	526	507
Deficit	(76,645)	(68,439)	(58,429)	(42,525)	(32,077)

Revenues	-	-	-	-	-

Expensed Exploration Costs	6,652	8,426	14,146	9,052	7,350
Other Expenses	2,973	2,680	2,289	1,396	1,595
Loss before income taxes	(9,625)	(11,106)	(16,435)	(10,448)	(8,945)
Future income tax recovery	-	-	-	-	-
Net loss for the year	(9,625)	(11,106)	(16,435)	(10,448)	(8,945)
Loss attributable to non-controlling interests	1,418	1,097	532	-	-
Loss attributable to common shareholders	(8,207)	(10,009)	(15,903)	(10,448)	(8,945)
Unrealized loss (gain) on available-for-sale securities	(1)	157	360	(20)	(407)
Comprehensive loss for the year	(9,624)	(11,263)	(16,795)	(10,428)	(8,538)
Weighted Avg.# of Shares Outstanding	153,766	137,160	117,043	86,920	55,633
Net Loss Per Share – basic and diluted	0.05	0.07	0.14	0.12	0.16

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. The funds spent on the exploration and development of a mineral deposit may not result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.  The registered office is #1020 – 625 Howe Street, Vancouver, B.C., V6C 2T6, CANADA.  The telephone number is 1.604.688.3211 the fax number is 1.604.688.3217.  The company’s host agent in the United States is Incorp Services Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

B.

Business Overview

The Company currently has over 21 projects and in fiscal 2010, the Company spent $9.3 million on exploration costs in the Athabasca Basin. Of these expenditures, over 38% ($3.5 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium. A further 19% ($1.8 million) of the exploration dollars were spent by Mitsubishi on the West McArthur project. $0.5 million (or 5% of total expenditures) was spent on the Poplar project, of which $0.3 million was reimbursed by ERI. The Company has spent $0.9 million and $0.9 million of its own funds in advancing the Fond Du Lac, Black Lake and Collins Bay Extension projects respectively.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.  The reimbursements figures represent contributions from Mitsubishi and ERI on West McArthur and Poplar projects.

($000's) Total Deferred Exploration	Quarterly								Year Ended
	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10
Camp Cost & Operations	415	488	338	663	154	360	206	1,124	1,904	1,844
Drilling	157	1,239	58	1,759	418	52	94	1,983	3,213	2,547
General & Admin	185	745	113	442	117	89	126	135	1,485	467
GeoChemistry	89	166	77	75	24	57	5	61	407	147
Geology	682	521	235	328	241	197	179	445	1,766	1,062
GeoPhysics	322	658	205	457	466	427	370	936	1,642	2,199
Other	145	146	568	342	317	226	743	(299)	1,201	987
Gross Expenditures	1,995	3,963	1,594	4,066	1,737	1,408	1,723	4,385	11,618	9,253
Reimbursement/Writeoffs	(1,474)	(1,233)	(468)	(710)	(91)	(328)	(398)	(1,353)	(3,885)	(2,170)
Net Expenditures	521	2,730	1,126	3,356	1,646	1,080	1,325	3,032	7,733	7,083

C.

Organizational Structure

The Company is the sole shareholder of CanAlaska Resources Ltd. USA. The Company’s agent in the host country is Incorp Services, Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

The Company has a wholly-owned subsidiary, CanAlaska West McArthur Uranium Ltd., incorporated on March 15, 2007 under the laws of the Province of British Columbia, Canada.  This subsidiary acts as the operator for the West McArthur Joint Venture and holds the claims for the partners.  The joint venture was entered into in February 2010 and is held 50/50 by MC Resources Canada Ltd. and the Company.

The Company has a wholly-owned subsidiary, Poplar Uranium Limited.  This subsidiary was incorporated as Ravenstone Resources Limited on October 15, 2007 and changed its name to Poplar Uranium Limited on August 13, 2009.

The Company owns 100% of a New Zealand subsidiary, Golden Fern Resources Limited.  Golden Fern Resources Limited was incorporated in New Zealand under the Companies Act 1993 on August 15, 2002 as Dunedin Goldfields Limited and changed its name to CanAlaska Ventures NZ Limited on the July 23, 2004 and further changed its name to Golden Fern Resources Limited on May 17, 2005.

The Company holds a 59.4% interest in both CanAlaska Korea Uranium Ltd. and Canada-Korea Uranium Limited Partnership as at April 30, 2010.  CanAlaska Korea Uranium Ltd. was incorporated on July 4, 2007 in the Province of British Columbia, Canada.  Canada-Korea Uranium Limited Partnership was registered under Section 51 of the Partnership Act of British Columbia, Canada on the December 14, 2007, as periodically amended.

The Company’s registered and executive office is located at #1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone number +1-604.688.3211.  The Company is a reporting issuer in the Province of British Columbia, and is extra provincially registered in the Provinces of Alberta, Saskatchewan, Manitoba and Labrador and Newfoundland, Canada.

D.

Property and Equipment

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

	2010 Fiscal Expenditures			Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East	-	3,493	-	3,493	-	11,429	-	11,429
West McArthur	-	1,814	(1,551)	263	65	13,952	(11,294)	2,723
Poplar	-	453	(270)	183	166	3,486	(3,210)	442
Fond du Lac	-	916	-	916	120	2,653	-	2,773
Black Lake	4	438	-	442	147	1,487	-	1,634
Grease River	-	49	-	49	118	2,643	(1,909)	852
Cree West	-	39	-	39	40	1,109	(1,110)	39
Key Lake	-	12	-	12	24	1,024	(1,035)	13
NE Wollaston	-	40	-	40	16	6,611	-	6,627
Helmer	43	344	-	387	107	5,000	-	5,107
Lake Athabasca	-	129	-	129	112	5,901	-	6,013
Alberta	-	28	-	28	11	2,329	-	2,340
Hodgson	-	20	-	20	44	1,220	-	1,264
Arnold	-	2	-	2	35	1,239	-	1,274
Collins Bay	-	886	-	886		886	-	886
McTavish	-	(62)	-	(62)	74	654	-	728
Carswell	64	388	-	452	173	416	-	589
Other Athabasca	-	153	(349)	(196)	53	2,840	(1,919)	974
Other Interests	-	30	(1)	29	398	1,364	(1,224)	538
Total	111	9,172	(2,171)	7,112	1,703	66,243	(21,701)	46,245

1.

Cree East Project, Saskatchewan – Korean Consortium

Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totaling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2010, the Korean Consortium has contributed $12.6 million towards exploration of the project and holds a 40.6% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the partnership agreements, the Company accounts for the joint venture as a variable-interest entity (“VIE”), and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest on CanAlaska’s consolidated balance sheet.

Table 1: ($000's)	Quarterly								Year Ended
Cree East Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	28	126	88	268	8	145	123	379	510	655	2,085
Drilling	9	983	20	908	-	-	58	842	1,920	900	3,563
General & Admin	5	13	33	69	37	39	33	14	120	123	311
Geochemistry	17	5	16	29	5	6	2	27	67	40	407
Geology	6	70	85	147	27	17	19	184	308	247	768
Geophysics	7	199	-	14	361	285	55	262	220	963	2,484
Management Fees	7	141	25	151	45	50	35	178	324	308	902
Other	1	17	97	122	40	30	88	99	237	257	909
Net Expenditures	80	1,554	364	1,708	523	572	413	1,985	3,706	3,493	11,429

In April 2010, the Company announced the preliminary results from the April 2010 (Q410) winter drilling program, where 14 holes were completed (6,139 metres). Initial information from the winter drill program indicates four areas of basement faulting, hydrothermal alteration, and radioactivity, consistent with Athabasca uranium deposit models. At the commencement of the program, ten separate target zones had been defined by airborne and ground geophysics, along a 5 kilometre trend. Locally, these features exhibited strong electromagnetic responses.

The Company is currently awaiting laboratory assay results from drill core zones with high radiometric counts, as well as the results of the trace element geochemistry for these and surrounding drill holes. Based on the preliminary Winter 2010 results, Zone A warrants additional drilling in the summer of 2010 to precisely test the East-West structural trends, and the associated large fault uplifts (over 50 metres vertical).

Drill hole CRE043 at Zone G exhibited several zones of strong fracturation and bleaching in the sandstone over 97.5 metres (from 231 metres to the unconformity at 328.5 metres). At this location, the basement rocks also gave indications of uranium mineralization at 402 metres (maximum of 2,224 counts per second on probe), this equates to a radiometric grade of 2.15 metres @ 0.024 eU1. CRE043 also exhibited hematite alteration to 431 metres depth. For a complete understanding of the drilling results reference should be made to the Company’s press release of April 13, 2010.

In July 2009, the Company embarked on a $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM (4,368 kilometres) and ground TDEM surveys. The targeting data received from these surveys will be used to guide future drilling efforts. In Q110 and Q210 respectively, the Company also conducted 40 and 85 kilometres of induced polarization (“IP”) resistivity surveys. In fiscal 2010, 28% and 26% of exploration expenditures were associated with geophysics and drilling respectively.  Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

2.

West McArthur Project, Saskatchewan – Joint Venture with MC Resources Canada Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to MC Resources Canada Ltd. (formerly Mitsubishi Development Pty Ltd.), a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, MC Resources Canada Ltd. (“MC Canada”) could exercise an option to earn a 50% interest in the property by investing $11 million. In February 2010, MC Canada exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp.

Table 2: ($000's)	Quarterly								Year Ended
West McArthur Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	2	1	113	217	4	3	51	432	333	490	2,594
Drilling	-	-	22	675	-	-	36	749	697	785	5,474
General & Admin	11	355	49	140	25	11	18	34	555	88	1,782
Geochemistry	3	1	-	23	2	5	-	26	27	33	263
Geology	17	39	18	101	31	17	55	136	175	239	550
Geophysics	14	10	10	175	4	7	281	406	209	698	3,093
Option Payments	-	-	-	-	-	-	-	(1,000)	-	(1,000)	(1,000)
Other	8	12	78	129	30	24	230	197	227	481	1,261
Gross Expenditures	55	418	290	1,460	96	67	671	980	2,223	1,814	14,017
Reimbursement	(62)	(310)	(244)	(1,399)	(91)	(57)	(398)	(1,005)	(2,015)	(1,551)	(11,294)
Net Expenditures	(7)	108	46	61	5	10	273	(25)	208	263	2,723

During Q410, the Company carried out a 6,071 metre drilling program combined with ground geophysics. The six-hole drill program was focused on a large conductive zone in the Grid 1 area on the western portion of the project. Previous drill holes, located over an area 2.0 kilometres by 2.5 kilometres, have intersected separate zones of anomalous uranium mineralization, silicification, and sandstone alteration. The 2010 winter drilling was successful in intersecting graphitic horizons which follow the conductive trend. Of particular note is uranium mineralization in two holes.  Drill hole WMA022: (0.5 metres @ 0.013% U3O8 in the basement (888.1-888.6 metres)) and drill hole WMA024: (0.5 metres @ 0.018% U3O8 in sandstone (729.4-729.9 metres)).

Where there was evidence of hydrothermal alteration, it extended well into the sandstone and matches the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

Following discussion of the winter 2010 exploration results at a recent joint venture management meeting, the joint venture will now contract further geophysical surveys on a property-wide basis commencing this summer and extend the winter geophysical survey for Grid 5 (located 10 kilometres SSE of Grid 1), where a well-defined conductor and low resistivity geophysical zone has been identified. The plan for exploration is progressively to test the seven grids on the property with Phase 1 surveys to outline potential and to provide the basis for Phase 2 target definition. Drilling is planned on Grid 5 in Winter 2011 as part of the Phase 1 evaluation program. For a complete understanding of the drilling results reference should be made to the Company’s press release of June 21, 2010.

In fiscal 2010, drilling costs comprised 43% of the total exploration costs at West McArthur from the 6,071 metre drill program completed in the fourth quarter. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.

3.

Poplar Project, Saskatchewan –MOU with East Resources Inc.

The Poplar project, comprising approximately 71,000 hectares, was staked by the Company in 2006 and covers all of the northern edge of the Athabasca Basin located between CanAlaska’s Helmer and Lake Athabasca projects.

In June 2009, the Company announced that it had executed an MOU with East Resource Inc. (“ERI”) on the Poplar project. ERI had a prior, similar MOU with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. However, due to prolonged delays in receiving exploration permits for NE Wollaston from the Province of Manitoba which required aboriginal consultations, East Resource Inc. and CanAlaska agreed to work together on the Poplar project under similar earn-in terms as the prior MOU for NE Wollaston.

Table 3: ($000's)	Quarterly								Year Ended
Poplar Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	213	179	28	5	2	152	11	1	425	166	806
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	63	67	(12)	(3)	16	9	5	17	115	47	340
Geochemistry	31	80	15	1	-	12	-	-	127	12	139
Geology	63	145	41	29	25	45	12	9	278	91	384
Geophysics	304	280	61	25	12	1	5	-	670	18	1,678
Other	2	3	112	12	20	97	2	-	129	119	305
Gross Expenditures	676	754	245	69	75	316	35	27	1,744	453	3,652
Reimbursement	(623)	(719)	(95)	(60)	-	(270)	-	-	(1,497)	(270)	(3,210)
Net Expenditures	53	35	150	9	75	46	35	27	247	183	442

During fiscal 2009, the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres. This work program outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in the lake-covered area also show a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data continues.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

In August 2009, ERI funded $270,000 under their MOU for exploration work on the project. Accordingly, in Q210, six ERI geologists from China, along with CanAlaska personnel commenced geological mapping and prospecting of 5 target zones in preparation for future drilling programs.  In Q410, discussions on a definitive agreement between the Company and ERI in respect of the Poplar project continued.

4.

 Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska can earn a 49% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($50,000 paid; June 2010: $40,000; June 2011:$40,000) and 300,000 shares (200,000 shares issued; June 2010: 50,000; June 2011: 50,000).

Table 4: ($000's)	Quarterly								Year Ended
Fond Du Lac Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	76	150	93	28	100	53	9	9	347	171	520
Drilling	122	242	16	5	224	52	-		385	276	661
General & Admin	6	18	7	6	6	23	39	2	37	70	173
Geochemistry	1	36	31	13	8	24	1	4	81	37	118
Geology	30	105	11	10	94	40	43	7	156	184	365
Geophysics	1	98	146	92	18	9	4	1	337	32	484
Option Payments	-	29	-	-	-	-	-	-	29	-	117
Other	18	46	99	18	47	65	23	11	181	146	335
Net Expenditures	254	724	403	172	497	266	119	34	1,553	916	2,773

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008. In July and August 2008, the Company carried out a 1,300 metre drill program in the vicinity of the zone of known uranium mineralization. In mid-September 2008, the Company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q209 and Q309, the Company undertook over 2,500 kilometres of airborne geophysics and 63 line kilometres of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

During January, 2010, the Company completed 2,814 metres of drilling. In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac which included the results from hole FDL017. Hole FDL017 returned 40.4 metres averaging 0.32% U3O8, including 6 metres averaging 1.13% U3O8 with individual values of half-metre samples grading up to 3.77% U3O8. For a complete understanding of the assays results from this drill program, reference should be made to the Company’s press release of September 22, 2009. It also undertook surface trench sampling and mapping on the western portion of the Fond Du Lac project where significant surface, and near surface uranium mineralization, was discovered. For a full understanding of the results, reference should be made to the Company’s press release of September 16, 2009.

In fiscal 2010, drilling comprised 30% and geology comprised 20% of the exploration expenditures at Fond Du Lac. The decrease in camp costs and operations for fiscal 2010 is consistent with the drill program that was being conducted at that time. The second half of the year was focused on interpretation of the drilling data.

5.

Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the project. To earn its interest the Company must make payments totaling $130,000 ($101,628 paid; July 2011: $28,372), issue 300,000 shares (200,000 issued; July 2010: 50,000 shares; July 2011: 50,000 shares), and incur exploration expenditures of $2 million ($1.0 million incurred; July 2010: $0.7 million; July 2011: $1.2 million; July 2012: $2.0 million).

Table 5: ($000's)	Quarterly								Year Ended
Black Lake Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	2	16	16	121	39	1	-	-	155	40	199
Drilling	-	-	-	172	194	-	-	-	172	194	366
General & Admin	1	4	3	19	6	3	1	-	27	10	99
Geochemistry	-	23	7	8	9	-	-	-	38	9	50
Geology	27	78	17	26	30	1	8	1	148	40	234
Geophysics	-	-	-	141	43	1	-	-	141	44	327
Option Payments	-	29	-	-	52	-	-	-	29	52	175
Other	3	-	64	56	32	2	8	11	123	53	184
Net Expenditures	33	150	107	543	405	8	17	12	833	442	1,634

In Q110, the Company completed its 1,923 metre drill program, which comprised 649 metres in Q409 and 1,272 metres in Q110.  In August 2009, the results of Q409 drill campaign at Black Lake were announced with elevated uranium values of 12 parts per million (“ppm”) being intersected in the north and the eastern-most drill hole in the south intersecting 140 ppm of uranium. For full results of the winter-spring drill program, reference should be made to the Company’s press release of August 5, 2009.

In Q110, the Company paid $51,628 to Indian and Northern Affairs Canada on behalf of the Black Lake Denesuline First Nations. These payments will be offset against future options payments. During the remainder of fiscal 2010, only limited activity was undertaken on the project as the Company was interpreting the drilling data.

In fiscal 2010, drilling costs comprised 44% of the total exploration costs at Black Lake from the 1,272 metre drill program completed in the first quarter.

6.

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation to commence exploration on the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4.0 million in exploration expenditures within 5 years, and issuing a total of 500,000 (100,000 issued) shares to Bayswater over the same period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2.0 million in exploration expenditures over a further period of 3 years.

Table 6: ($000’s)		Quarterly							Year Ended
Collins Bay Extension Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	1	5	9	180	-	195	195
Drilling	-	-	-	-	-	-	-	279	-	279	279
General & Admin	-	-	-	-	1	-	6	1	-	8	8
Geochemistry	-	-	-	-	-	-	-	2	-	2	2
Geology	-	-	-	-	6	13	6	51	-	76	76
Geophysics	-	-	-	-	1	-	2	139	-	142	142
Option Payments	-	-	-	-	8	-	-	-	-	8	8
Other	-	-	-	-	6	3	15	152	-	176	176
Net Expenditures	-	-	-	-	23	21	38	804	-	886	886

In Q110, the $8,000 option payment cost represents the fair value of the 50,000 CanAlaska shares issued to Bayswater.

In September 2009, field crews mapped and sampled mineralization in the Fife Island area north of the Eagle Point mine, and along the same geological trend in preparation for the winter drill program.

In Q410, CanAlaska carried out a two drill program on the property. One program concentrated on the vein mineralization on the northern part of Fife Island. This drilling intersected uranium mineralization in four drill holes. The second program southwest of Blue Island was identified from the VTEM airborne geophysical survey completed in 2007.  In house inversion of the data defined two large zones (700 metres by 500 metres) of very high conductivity in basement rocks, located below conductive lake sediments, and straddling an east-west magnetic structural trend.  Detailed gravity surveys across the target in January 2010 have confirmed a large gravity low associated with each of the deeper conductive zones.  The drill program provided evidence of a large geological event with uranium, breccias and structured displacement.

In fiscal 2010, drilling costs comprised 31% of the total exploration costs at Collins Bay Extension from the 1,133 metre drill program completed in the fourth quarter.

7.

Grease River Project, Saskatchewan - Optioned to Westcan Uranium

The Grease River project covers approximately 70,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares, and making exploration expenditures of $5 million. This option was terminated in June 2009.

Table 7: ($000's)	Quarterly								Year Ended
Grease River Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	54	11	-	23	-	-	-	-	88	-	565
Drilling	33	13	-	-	-	-	-	-	46	-	46
General & Admin	88	17	9	11	8	-	2	9	125	19	358
Geochemistry	6	12	4	-	-	-	-	-	22	-	111
Geology	444	63	49	11	15	6	2	-	567	23	1,127
Geophysics	-	-	-	-	-	-	-	-	-	-	244
Other	60	1	67	2	5	2	-	-	130	7	310
Gross Expenditures	685	117	129	47	28	8	4	9	978	49	2,761
Reimbursement	(781)	(114)	(131)	755	-	-	-	-	(271)	-	(1,909)
Net Expenditures	(96)	3	(2)	802	28	8	4	9	707	49	852

In Q109, the Company undertook detailed prospecting and mapping on the Grease River property. The Company had recorded accruals for the reimbursement of costs from Uranium Prospects. This receivable was reversed and written-off in Q409, as no cash had been received. The option was subsequently terminated in June 2009. Only minimal activity occurred on the property during the fiscal year ended April 30, 2010.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

8.

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2010, Westcan had contributed $0.8 million towards exploration expenditures. The Company has granted an extension to Westcan in respect of its exploration commitments under the agreement and expects Westcan to continue the exploration of the project in 2010.

Table 8: ($000's)	Quarterly								Year Ended
Cree West Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	158
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	50	(3)	-	-	-	-	39	47	39	326
Geochemistry	-	-	-	-	-	-	-	-	-	-	102
Geology	3	1	-	-	-	-	-	-	4	-	117
Geophysics	-	-	-	-	-	-	-	-	-	-	290
Other	-	-	1	-	-	-	-	-	1	-	156
Gross Expenditures	3	51	(2)	-	-	-	-	39	52	39	1,149
Reimbursement	(3)	(51)	4	(2)	-	-	-	-	(52)	-	(1,110)
Net Expenditures	-	-	2	(2)	-	-	-	39	-	39	39

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets.

9.

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totaling approximately 6,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2010, Westcan had contributed $ 0.9 million towards exploration expenditures. The Company granted an extension to Westcan in respect of its exploration commitments under the agreement and expects Westcan to continue exploration of the project in 2010.

Table 9: ($000's)	Quarterly								Year Ended
Key Lake Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	1	-	-	-	-	-	-	-	1	-	252
Drilling	(8)	1	-	-	-	-	-	-	(7)	-	427
General & Admin	-	39	-	1	-	-	-	4	40	4	118
Geochemistry	3	-	-	-	-	-	-	-	3	-	8
Geology	9	-	2	-	-	-	4	3	11	7	54
Geophysics	-	-	-	-	-	-	1	-	-	1	140
Other	-	-	3	-	-	-	-	-	3	-	49
Gross Expenditures	5	40	5	1	-	-	5	7	51	12	1,048
Reimbursement	(5)	(40)	(2)	(3)	-	-	-	-	(50)	-	(1,035)
Net Expenditures	-	-	3	(2)	-	-	5	7	1	12	13

In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization.

10.

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totaling approximately 57,000 hectares in the central part of the north rim of the Athabasca Basin west and south of Fond Du Lac, and 50 kilometres southeast of Uranium City.

In Q410, the Company drill tested a group of targets along the Grease River fault, which were modeled from airborne EM and gravity surveys. The target area is just south of CanAlaska’s Fond Du Lac project, and is located on the eastern part of the Helmer project.  Previous airborne surveys provided strong evidence of conductive targets in the lower levels of the Athabasca sandstone, immediately above a strong zone of dislocation in the Grease River fault system.  The drilling was completed in March 2010, and the Company is reviewing results and interpreting the drill data.

In fiscal 2010, drilling costs comprised 29% and camp cost & operations comprised 32% of the total exploration costs at Helmer.

Table 10: $000's	Quarterly								Year Ended
Helmer Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	8	2	-	-	-	-	-	122	10	122	1,102
Drilling	-	-	-	-	-	-	-	114	-	114	1,289
General & Admin	2	7	1	45	-	-	6	11	55	17	752
Geochemistry	1	-	-	-	-	-	-	1	1	1	102
Geology	23	(5)	7	-	-	-	3	27	25	30	363
Geophysics	4	24	6	-	1	2	7	14	34	24	902
Other	1	-	10	-	3	-	46	30	11	79	597
Net Expenditures	39	28	24	45	4	2	62	319	136	387	5,107

11.

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totaling approximately 41,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. About 8% of the property area is comprised of islands located south of the Crackingstone Peninsula.

Table 11: ($000's)	Quarterly								Year Ended
Lake Athabasca Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	21	6	(9)	-	-	3	-	-	18	3	1,823
Drilling	1	-	-	-	-	-	-	-	1	-	1,056
General & Admin	1	17	-	-	5	2	3	1	18	11	645
Geochemistry	19	1	3	-	-	7	2	1	23	10	104
Geology	30	4	-	-	1	33	23	8	34	65	392
Geophysics	6	19	(18)	-	12	7	7	-	7	26	1,688
Other	1	8	10	-	-	8	4	2	19	14	305
Net Expenditures	79	55	(14)	-	18	60	39	12	120	129	6,013

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 kilometres to the south-east. In early winter 2008, the Company completed five more drill holes at three new targets near Johnston Island. Two holes targeted uranium mineralization in basement intrusive rocks. Holes near Johnston Island focused on known mineralized zones. The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity. Additional drilling is currently being considered.

12.

NE Wollaston Project, Manitoba

NE Wollaston comprises mineral claims of approximately 144,000 hectares which straddle the Saskatchewan-Manitoba border and lie between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium Mines. The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

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

Table 12: ($000's)	Quarterly								Year Ended
NE Wollaston Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	(6)	(4)	9	-	-	-	1	-	(1)	1	1,363
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	1	9	-	1	8	-	2	1	11	11	707
Geochemistry	-	-	-	-	-	-	-	-	-	-	797
Geology	19	21	4	1	-	8	1	1	45	10	2,313
Geophysics	3	1	-	-	-	-	-	-	4	-	905
Other	2	1	13	-	2	7	5	4	16	18	169
Net Expenditures	19	28	26	2	10	15	9	6	75	40	6,627

Further exploration on the project awaited the conclusion of land use consultations between the Province of Manitoba and local First Nations communities and on March 13, 2010, the Manitoba Government issued exploration permits for ground work and drilling on the property. Community consultation is ongoing.

13.

McTavish Project, Saskatchewan – Optioned to Kodiak Exploration Limited

The McTavish project covers 16,000 hectares. The claims are centered approximately 50 kilometres southeast of the McArthur River mine and 40 kilometres northwest of the Key Lake mine, with the southeastern claim located approximately 10 kilometres due west of Cameco Corp.’s Millennium uranium deposit. Work-to-date includes summer 2006 ground-based sampling/lake sediment analysis, and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007.

Table 13: ($000's)	Quarterly								Year Ended
McTavish Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	14
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	1	-	-	-	3	-	1	3	525
Geochemistry	-	-	-	-	-	-	-	-	-	-	12
Geology	-	-	-	-	-	-	-	-	-	-	1
Geophysics	-	-	-	-	1	-	1	-	-	2	186
Option Payment	-	-	-	-	-	(67)	-	-	-	(67)	(67)
Other	-	-	-	-	-	-	-	-	-	-	57
Net Expenditures	-	-	1	-	1	(67)	4	-	1	(62)	728

In August 2009, the Company announced that it had entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest, Kodiak must complete $4.0 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska (100,000 issued) as follows: 100,000 on or before the date of acceptance of the transaction by the TSX Venture Exchange and then, on or before each anniversary date thereafter, make annual work expenditures and issue shares respectively of: first year – $0.6 million and 50,000 shares; second year – $0.8 million and 50,000 shares; third year – $1.2 million and 50,000 shares; fourth year – $1.4 million and 50,000 shares, and; fifth year – $nil and the remaining balance of 700,000 shares.

Kodiak may earn a further 10% interest in the project (60% total), by: (1) expending a further $3 million, over an additional three year period; (2) issuing an additional 550,000 Kodiak shares, and; (3) producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds or more of U3O8 during the same period, Kodiak's interest may increase to 70%.

Kodiak carried out ZTEM airborne geophysical surveys across the property in September 2009 and carried out a drill program consisting of two holes in March and April 2010.

The negative option payment amount of $67,000 in Q210 represents the fair value of the 100,000 Kodiak common shares received as part of our option agreement.

14.

Carswell Project, Saskatchewan

Table 14: ($000's)	Quarterly								Year Ended
Carswell Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	-	-	-	-	2	2	-	4	5
Geochemistry	-	-	-	-	-	-	-	-	-	-	-
Geology	-	-	-	-	1	-	3	16	-	20	20
Geophysics	-	-	-	-	-	114	2	14	-	130	130
Option Payment	-	-	-	-	-	-	200	-	-	200	200
Other	25	-	7	2	-	1	82	15	34	98	234
Net Expenditures	25	-	7	2	1	115	289	47	34	452	589

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million. The Company is currently completing a comprehensive project report.

The option payment amount of $200,000 in Q310 represents the fair value of the 1,250,000 CanAlaska common shares issued to Hawk Uranium Inc. as part of our option agreement.

15.

Other Projects

A full description of the Company’s other projects can be found on the Company’s website at www.canalaska.com.

Table 15 Other projects update	Status	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets identified on these claims
Hodgson	High priority - Seeking Venture Partner	Further detailed work planned
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group terminated June 2010	Land use consultations ongoing with local First Nations Communities
Rainbow Hill AK	Option to District Gold terminated in December 2009	No significant work undertaken
Voisey’s Bay East “VB2”	JV With Columbia Yukon
Voisey’s Bay South “VB1”	Disposed	Geophysics surveys undertaken
Zeballos	Ridgeback Global Resources Plc	43-101 report completed
Glitter Lake	Disposed, NSR retained	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Recent mapping and geophysics
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project. The agreement was terminated by Kent in August 2009.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., the pending holder under joint venture of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern. The funding for Golden Fern will allow detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Gold Ltd. to the Company over the course of the program. This agreement was terminated by Glass Earth in June 2010.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2010 attached as Appendix (A) and the Management Discussion and Analysis for the same period attached as Appendix (B).

Critical Accounting Policies

The Company’s significant accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended April 30, 2010.

Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading. The classification is not changed subsequent to initial recognition.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the year term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Available-for-sale securities

Available-for-sale securities are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

Mineral properties and deferred exploration expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of resource properties, for option payments for exploration advances and for recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

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

Mineral exploration tax credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

Asset retirement obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at April 30, 2010 and 2009.

Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years at the substantively enacted income tax rates expected to be in effect when the temporary differences are likely to be reversed.  The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. Under Canadian GAAP, when resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Recently Adopted Standards

Section 3064 - Goodwill and Intangible Assets

Effective May 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new Handbook Section 3064 “Goodwill and Intangible Assets”. This Section replaced Section 3062 “Goodwill and Intangible Assets” and Section 3450 “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. On adoption of this new Standard, EIC 27 “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred. No material adjustments were required upon adoption of this new Standard.

EIC – 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending April 30, 2010, with retroactive application.  The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

EIC – 174 - Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued EIC-174 “Mining Exploration Costs”. The EIC provides additional guidance in light of the potential adverse impact of the current economic and financial turmoil on the carrying value of the deferred exploration costs. The EIC is effective for financial statements issued on or after the date of the date of the EIC. This EIC did not have a material impact on the Company's financial statements as it had previously recognized a significant impairment charge with respect to its exploration projects in the prior financial statements.

Section 3862 - Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after September 30, 2009. The three levels of fair value hierarchy under Section 3862 are:

o

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

o

Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The disclosures required as a result of adopting the new section are presented in note 20 of the Audited Consolidated Financial Statements dated April 30, 2010.

Future Accounting Changes

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. The new standards replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items. The Company has not adopted these new standards but continues to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments – Recognition and Measurement

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

IFRS Convergence

In February 2008, the CICA announced that GAAP for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2012 and apply them to its opening May 1, 2010 balance sheet.  The Company intends to file its consolidated financial statements in accordance with IFRS as permitted for Foreign Private Issuers with the Securities and Exchange Commission for the fiscal year ending April 30, 2012.

Results of Operations – Consolidated Statements of Loss and Comprehensive Loss
For the years ending April 30	2010	2009	2008
	($000’s)	($000's)	($000's)
		(restated)	(restated)
EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	320	1,017	915
Mineral property write-offs	349	494	550
Equipment rental income	(267)	(316)	(429)
Net option payments	75	(187)	(137)
	477	1,008	899
OTHER EXPENSES
Consulting, labour & professional fees	1,438	1,049	1,474
Depreciation & amortization	211	232	188
Foreign exchange gain	16	(193)	(28)
Insurance, licenses & filing fees	103	61	212
Interest income	(88)	(167)	(280)
Other corporate costs	236	218	180
Investor relations & presentations	90	60	343
Rent	167	200	95
Stock-based compensation	1,052	1,509	1,095
Travel & accommodation	85	80	212
Impairment and loss (gain) on disposal of available-for-sale securities	89	394	(149)
Management fees	(439)	(628)	(895)
	2,960	2,815	2,447

Loss before income taxes	(3,437)	(3,823)	(3,346)
Future income tax recovery	461	268	298
Loss for the year	(2,976)	(3,555)	(3,048)

Other comprehensive loss
Unrealized (gain) loss on available-for-sale securities	(1)	157	360
Comprehensive loss for the year	(2,975)	(3,712)	(3,408)

Basic and diluted loss per share ($ per share)	($0.02)	($0.03)	($0.03)

Weighted average common shares outstanding (000's)	153,766	137,160	117,043

Narrative Discussion - Results of Operations

As the Company is in a loss position the basic loss per share and diluted loss per share are equivalent.

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, Saskatchewan (“SK”), Canada and our warehouse in La Ronge, SK and payroll and related cost of our exploration teams where they are not directly chargeable to an exploration project. Net indirect exploration expenses were $320,000 (2009: $1,017,000; 2008: $915,000). The decrease in net indirect exploration expenses in 2010 is a result of a reallocation of exploration costs which were directly allocated to specific projects.

Mineral property write-offs were $349,000 (2009: $494,000; 2008: $550,000).  In 2010, the Company recorded property write-downs on two of its projects (Ford Lake and Camsell) where it chose not to renew its permits. In 2009, the Company recorded property write-downs on two of its New Zealand projects where it withdrew its license application prior to fiscal year end. Subsequent to fiscal year end, the Company also did not renew its license on the Puhi Puhi (Mt Mitchell) property and recorded a further write-down of $0.3 million in the fourth quarter of 2009.

Included in mineral property write-offs for 2008 were $399,000 associated with the Rise and Shine Joint Venture and $90,000 associated with an impairment charge on the Company’s Alaska property.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. Equipment rental income was $267,000 (2009: $316,000; 2008: $429,000). The equipment rental income in 2010 is consistent with the winter drilling program. The slight decrease in equipment rental income in 2009 is consistent with the decrease in exploration activity year on year.  In 2009, the Company had spent over $11.6 million in exploration compared with $21.7 million in the previous year.  Prior to 2008, the Company was not separately recovering its indirect costs through equipment rental as all the indirect expenditure was being allocated to the projects and deferred on the balance sheet.

Net option payments represent payments generated from properties in excess of the cost of those properties, these payments may include either cash or the fair value of shares received from the Company’s that optioned our properties. In 2010, net options payments were $75,000 (2009: income $187,000; 2008: income $137,000), these amounts will vary annually depending on what projects the Company currently has optioned and their cost base.  Net option payments in 2010 is an expense as a result of the Company writing-off the option payments from District Gold on the Rainbow Hill property in Alaska, USA. The Company had previously accrued for these receivables. In 2009, $101,000 was recorded in respect of the Rainbow Hill property in Alaska (that had previously been written-off), the 2008 amount was received in respect of the Key Lake property.

Consulting, labour and professional fees were $1,438,000 (2009: $1,049,000; 2008: $1,474,000) Consulting, labour, and professional fees were higher in fiscal 2010 compared to fiscal 2009. The increase was primarily attributed to increases in salaried expenses, consulting service and audit related fees. The decrease in fees from 2008 to 2009 can be attributed to legal costs incurred in 2008 in excess of $260,000 due in part from the legal costs associated with the completion of the legal agreement between the Korean Consortium and the Company with regards to Cree East project.

Depreciation & amortization was $211,000 (2009: $232,000; 2008: $188,000) which is consistent with the increase in the property and equipment over the same period.

Foreign exchange gain was $16,000 (2009: loss $193,000; 2008: loss $28,000). The primary reason why it was a gain was due to the stronger Canadian dollar.

Insurance, licenses & filing fees was $103,000 (2009: $61,000; 2008: $212,000). Insurance, licenses & filing fees were higher in fiscal 2010 compared to fiscal 2009.  The increase was due to the increase in filing fees.

Interest income was $88,000 (2009: $167,000; 2008: $280,000). The decrease in 2010 compared to 2009 can be attributed to lower average cash balances and lower average interest rates.

Other corporate cost was $236,000 (2009:$218,000; 2008: $180,000).  The other corporate cost was up in 2010 primarily as a result of a $54,000 provision for doubtful accounts in Q210. The remaining difference is consistent with prior period results.

Investor relations & presentation costs were $90,000 (2009: $60,000; 2008: $343,000).  The increase was due to greater spending in advertisement.  For 2009, the decrease was a result of a conscious decision to reduce activities over the past eighteen months due to the economic environment.  Included within the 2008 comparative, was the cost of producing a corporate video.

Rent costs were up in 2010 was $167,000 2009 ($200,000; 2008:$95,000). There was a slight decrease in 2010.  The increase in 2009 was a result of transferring the Glitter Lake property and its associated costs, to exit an existing office sub-lease agreement and also the establishment of an office in downtown Vancouver in 2008.

Stock-based compensation was $1,052,000 (2009: $1,509,000; 2008: $1,095,000).  The large increase in stock-based compensation in 2009 is consistent with the increase in the total number of options outstanding each year as the Company fair values, these options using the Black-Scholes methodology, and expenses them over the vesting period of the options.

Travel and accommodation was $85,000 (2009: $80,000; 2008: $212,000). Compared with 2009, there was only a slight increase in 2010.

Impairment and loss on disposal of available-for-sale securities were $89,000 (2009: $394,000 ; 2008: gain $149,000). In 2009, the economic downturn a number of the Company’s available-for-sale securities experienced significant price deterioration and the Company viewed these decreases as other than temporary and recorded write-downs of $394,000. The gain in 2008 resulted from the sales of approximately $175,000 of various available-for-sale securities.

Management fees stem from operator fees that are charged on projects that have been optioned to various third parties including the Cree East and West McArthur properties.  Management fees decreased in 2010 $439,000 (2009: $628,000; 2008: $895,000) which is consistent with a reduction in exploration expenses year over year particularly the reduced level of spending on the West McArthur project.

Future income tax recovery of $461,000 (2009: $268,000; 2008: $298,000). The increase in 2010 was due to the recovery of non-capital losses of the renouncement of flow-through shares.

Unrealized gain on available-for-sale securities was $1,000 (2009: loss $157,000; 2008: loss $360,000) was due to mark to market evaluations of available-for-sale securities.  These amounts will vary each year based on the carrying value of the underlying investments.

B.

Liquidity and Capital Resources

As of April 30, 2010 the Company had cash and cash equivalents of $8.7 million (April 30, 2009: $6.3 million). The Company’s working capital position as at April 30, 2010 was $8.5 million (April 30, 2009: $6.4 million).

The Company has entered into joint venture agreements with the Korean Consortium and Mitsubishi and they are currently fully or partially funding exploration on two of its properties located in Athabasca. As of April 30, 2010, the Korean Consortium has funded $12.6 million out of a total commitment of $19 million and in February 2010, Mitsubishi completed $11.0 million of funding, and CanAlaska and Mitsubishi entered into a 50/50 joint venture. Subsequent to the formation of the joint venture, Mitsubishi has provided funding of $1.6 million for the West McArthur project.

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

From August to December 2009, the Company closed four non-brokered flow-through private placements and one non-brokered private placement for gross proceeds of $6.2 million. The Company believes that with the completion of these private placements, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months and work towards its strategic goal of discovering one or more high grade uranium deposits.

The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships.

Cash and Working Capital ($000’s)	Apr-09	Apr-10
Cash and cash equivalents	$6,339	$8,722
Accounts receivable and prepaids	996	1,148
Available-for-sale securities	276	261
Accounts payable and accruals	(1,194)	(1,626)
Working capital	$6,417	8,505

Cash and Working Capital

Included within cash and cash equivalents are $2.0 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the audited consolidated financial statements for further details.

Included within accounts receivable and prepaids is approximately $1.0 million in GST refunds, an increase of $0.3 million from 2009.

During the fourth quarter (April 2010), the Company recorded a permanent impairment on a number of its investments and wrote the balances down to their markets values due to the significant decline in market value that was viewed as other than a temporary impairment.

The increase in accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter that remained unpaid at April 30, 2010.

Shareholders’ Equity ($000’s)	Apr-09 (restated)	Apr-10
Common shares	$56,183	$60,878
Contributed surplus	7,940	9,665
Accumulated other comprehensive income	9	10
Deficit	(27,692)	(30,668)
Total shareholders’ equity	$36,440	$39,885

Equity Instruments (000’s)	Apr-09	Apr-10
Common shares outstanding	137,784	171,886
Options outstanding
Number	21,372	20,943
Weighted average price	$0.36	$0.32
Warrants outstanding
Number	6,307	28,469
Weighted average price	$0.50	$0.32

Equity instruments

The Company has an unlimited amount of authorized common shares without par value.  As of April 30, 2010 the Company had 171,866,213 common shares outstanding.

Proceeds from Financings
Date	Type / Gross Proceeds	Intended Use	Actual Use
December 2009	3,876,300 flow-through units 10,897,571 regular units $2.7 million	Uranium exploration in Athabasca Basin in general working capital	As Intended
Oct/Nov 2009	11,904,428 flow-through units $2.5 million	Uranium exploration in Saskatchewan, Manitoba, and Alberta	As Intended
August 2009	5,826,764 flow-through units $1.0 million	Uranium exploration in Saskatchewan	As Intended

In December 2009, the Company issued 10,897,571 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $0.28 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $119,760 using the Black Scholes model. A finder’s fee of $12,500 in cash and 71,429 warrants were issued in connection with the financing.

In December 2009, the Company issued 3,876,300 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $18,289 using the Black Scholes model.  A finder’s fee of $31,185 in cash and 148,500 warrants were issued in connection with the financing.

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $69,885 using the Black Scholes model.  A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $7,755 using the Black Scholes model.  A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $52,404 using the Black Scholes model.  A finder’s fee of $49,528 in cash, 145,667 warrants and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

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

F.

Tabular Disclosure of Contractual Obligations

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

$000’s	Payments due by period
Contractual Obligations:	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	364	234	115	15	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under GAAP of the primary financial statements	-	-	-	-	-
TOTAL	364	234	115	15	-

The Company has outstanding future commitments under mineral property agreements to pay cash and or issue common shares of the Company.  Reference should be made to note 10 to the audited consolidated financial statements attached hereto as Appendix A.

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

Name, Position in Company, Province, State, Country of Residence	Period(s) with the Company
Peter Dasler President, Chief Executive Officer & Director Tsawwassen, BC, Canada	Since 2004
Emil Fung Vice President Corporate Development & Director West Vancouver, BC, Canada	Since 2005

Name, Position in Company, Province, State, Country of Residence	Period(s) with the Company
Hubert Marleau Director Montreal, PQ, Canada	Since 1996
Jean Luc Roy Director Burkina Faso, Africa	Since 2007
Amb. Thomas Graham Jr. Director Bethesda, MD, USA	Since 2007
Victor Fern Director Fond Du Lac, SK., Canada	Since 2008
Karl Schimann Vice President Exploration Vancouver, BC, Canada	Since 2004
Ram Ramachandran Chief Financial Officer Toronto, ON, Canada	Since 2010

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

Hubert Marleau - Director

Mr. Marleau is an independent Director of the Company (1996-present); founder and Chairman of Palos Capital Corp. (1998-present); and Director of several other companies.

Jean Luc Roy – Director

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country.  Past President and CEO of El Nino Ventures Inc., Mr. Roy is presently a resident of Burkina Faso where is COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

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

Independent Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997-present); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.)(2006-present).

Victor Fern – Director

Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present);  mill training foreman and a mill process operator for Cameco Corporation; past Chief of the Fond Du Lac Denesuline First Nation (/2005–2007).

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

Ram Ramachandran – Chief Financial Officer

Ram has over 25 years of financial reporting experience in a multitude of capacities. For over 10 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Ram’s contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service currently available through the CICA's Knotia website. Ram has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a principal in the national office of an international accounting firm. Ram was also a member of the OSC’s Continuous Disclosure Advisory Committee and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales.

Other Principle Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau

MCO Capital Inc. (MCO.H-X)

Above Security

FRV Media (FRV.H)

A.I.S. Resources Limited (AIS-V)

Gobimin Inc. (GMN)

Maudore Minerals Ltd. (MAO)

Buzz Telecom (BZZ)

Huntington Exploration Inc. (HEI)

Warnex Inc. (WNX)

Niocan Inc.(NIO)

Mitec Telecom Inc. (MTM)

Woulfe Mining Corp. (WOF)

Uni-Select Inc. (UNS)

Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR) Mexco Energy Corporation (MXC) United Arab Emirates’ International Advisory Board

B.

Compensation

EXECUTIVE COMPENSATION

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer (“NEO”) means each of the following individuals:

(a)

a CEO;

(b)

a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option.

Named Executive Officers

During the financial year ended April 30, 2010, the Company had the following NEOs: Peter Dasler, President and CEO; Ram Ramachandran, CFO; Damian Towns, former CFO; Joseph Bowes, former CFO; Emil Fung, Vice President, Corporate Development; and Karl Schimann, Vice President, Exploration.

Compensation Discussion & Analysis

Compensation of the NEOs of the Company is set by the Company’s board of directors (the “Board”) as recommended by the Company’s compensation committee (the “Compensation Committee”).  The Compensation Committee reviews, at least on an annual basis, the cash compensation, performance and overall compensation package for each NEO.  The Compensation Committee then presents its findings and any recommendations to the Board for consideration and, if acceptable to the Board, approval.  The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.  Once the base salary has been established it will be reviewed by the Compensation Committee on an annual basis. For further details see “Termination and Change of Control Provisions” of this Information Circular.

The Company’s executive officers are also eligible for annual bonuses.  Bonuses are generally based on overall success in obtaining the financial goals and exploration objectives of the Company during the calendar year and largely upon the Company’s cash position.

Option Based Awards

The Company maintains a stock option plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval.  Previous grants of option-based awards are taken into account when considering new grants.

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position	Year	Salary ($)	Option-based awards ($)(6)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Peter Dasler President, CEO and Director	2010 2009 2008	181,920 173,250 165,000	108,133 60,661 Nil	50,853 Nil Nil	Nil Nil Nil	Nil Nil 7,500	340,906 233,911 172,500
Gordon Steblin Former CFO(1)	2009 2008	57,842 35,200	Nil Nil	Nil Nil	Nil Nil	24,000 3,500	81,842 38,700
Damian Towns Former CFO(2)	2010 2009	38,500 25,000	11,390 78,374	Nil Nil	Nil Nil	Nil Nil	49,890 103,374
Joseph Bowes Former CFO(3)	2010	135,447	114,269	1,000	Nil	Nil	250,716
Ram Ramachandran CFO(4)	2010	6,667	Nil	Nil	Nil	Nil	6,667
Emil Fung Vice President Corporate Development	2010 2009 2008	181,920 173,250 165,000	53,308 60,661 Nil	48,300 Nil Nil	Nil Nil Nil	Nil Nil 37,500	283,528 233,911 202,500
Karl Schimann(5) Vice President Exploration	2010 2009 2008	179,960 174,850 165,000	35,250 60,661 Nil	57,500 Nil Nil	Nil Nil Nil	Nil Nil 29,136	272,710 235,511 194,136

Notes:

(1)

Mr. Steblin was CFO from October 1, 2002 to December 31, 2008.  Mr. Steblin’s compensation was paid as a management fee to his management company.

(2)

Mr. Towns was appointed CFO from December 10, 2008 to October 19, 2009 and the above compensation is from that period.

(3)

Mr. Bowes was acting CFO for the period October 19, 2009 to March 31, 2010.  Mr. Bowes compensation was paid as a management fee to consulting company in which he holds a beneficial interest.

(4)

Mr. Ramachandran was appointed CFO on April 1, 2010.  Mr. Ramachandran’s compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.

(5)

Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.

(6)

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

Risk-free rate:               1.10% to 1.81%

Expected Life               1.5 to 3.1 years

Expected volatility       80% to 102%

Expected dividends      0%

Narrative discussion

The Company has entered into employment agreements with its key management for details of these agreements refer to “Termination and Change of Control Benefits” of this compensation section.

Incentive Plan Awards

The following table sets forth details of all awards outstanding for the NEOs at the end of the most recently completed financial year, including awards granted to the NEOs in prior years.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	470,000 440,000 100,000 100,000 605,000 810,000 350,000 900,000 225,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.17 0.15	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/12 Apr 30/14 Dec 3/14 Apr 30/13	24,300	N/A	N/A
	4,000,000
Emil Fung Vice President Corporate Development	175,000 200,000 440,000 100,000 200,000 1,500,000 810,000 350,000 150,000 150,000	0.45 0.42 0.50 0.74 0.62 0.40 0.12 0.19 0.19 0.15	Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13	24,300	N/A	N/A
	4,075,000
Karl Schimann Vice President Exploration	800,000 440,000 100,000 100,000 1,195,000 810,000 350,000 65,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.15	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/13	24,300	N/A	N/A
	3,860,000

Note:

(1)

The value of the unexercised in-the-money options was calculated based on the difference between the market value of $0.15 per share and the exercise price of $0.12 by the number of share options.  The market value of $0.15 per share is determined by using the closing price of the Company’s shares on April 30, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler CEO	$12,150	Nil	Nil
Damian Towns CFO	$6,075	Nil	Nil
Emil Fung VP	$12,150	Nil	Nil
Karl Schimann VP	$12.150	Nil	Nil

Note:

(1)

The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.15 per share is the closing price of the Company’s shares at April 30, 2010.

Termination and Change of Control Provisions

Dasler Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Peter Dasler (the “Dasler Employment Agreement”) with respect to Mr. Dasler’s position as the President, CEO and a director of the Company, pursuant to which Mr. Dasler was paid a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee shall not be less than the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $181,920 on May 1, 2009.  Mr. Dasler is entitled to participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $50,853 was paid to Mr. Dasler during the Company’s financial year ended April 30, 2010.  The initial term of the Dasler Employment Agreement is for a five year period terminating on March 2, 2013.  The Dasler Employment Agreement may be terminated by Mr. Dasler or by the Company at any time by providing 90 days written notice.

In the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement and if the employment of Mr. Dasler is terminated without cause, or adversely modified, as a result of such change of control, the Company and Mr. Dasler have agreed to terms and conditions that will govern such termination or modification of Mr. Dasler’s employment in such circumstances.  In the event of a change of control that results in a material change to the Dasler Employment Agreement, a contingency agreement will be triggered which provides for compensation for loss of employment in an amount equal to the lesser of (a) three times the Mr. Dasler’s annual compensation under the Dasler Employment Agreement (up to a maximum of $545,760); or (b) a lump sum payment equal to the compensation that Mr. Dasler would have received or earned if he had continued working until his retirement.

Fung Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Emil Fung (the “Fung Employment Agreement”) with respect to Mr. Fung’s position as the Vice President of Corporate Development and a director of the Company, pursuant to which Mr. Fung as paid a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee shall not be less than the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $181,920 on May 1, 2009.  Mr. Fung is entitled to participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $48,300 was paid to Mr. Fung during the Company’s financial year ended April 30, 2010.  The Fung Employment Agreement may be terminated by Mr. Fung or by the Company at any time by providing 90 days written notice.

In the event that a change of control of the Company occurs during the term of the Fung Employment Agreement and if the employment of Mr. Fung is terminated without cause, or adversely modified, as a result of such change of control, the Company and Mr. Fung have agreed to terms and conditions that will govern such termination or modification of Mr. Fung’s employment in such circumstances.  In the event of a change of control that results in a material change to the Fung Employment Agreement, a contingency agreement will be triggered which provides for compensation for loss of employment in an amount equal to the lesser of (a) three times the Mr. Fung’s annual compensation under the Fung Employment Agreement (up to a maximum of $545,760); or (b) a lump sum payment equal to the compensation that Mr. Fung would have received or earned if he had continued working until his retirement.

Schimann Consulting Agreement

Effective March 3, 2008, the Company entered into a consulting agreement with Schimann Consulting Inc. (the “Schimann Consulting Agreement”) a Company in which Mr. Karl Schimann, Vice President of Exploration, holds a beneficial interest.  The Schimann Consulting Agreement is for a five year term ending March 2, 2013.  Pursuant to the Schimann Consulting Agreement, the Company was paid a fee of $650 per day for consulting services provided to the Company by Mr. Schimann.  The daily rate was increased to $700 on May 1, 2009.  The fee is subject to an annual review by the Compensation Committee and Mr. Schimann is entitled to receive incentive stock options or bonuses authorized by the Compensation Committee and approved by the Board.  A management bonus of $57,500 was paid to Mr. Schimann during the financial year ended April 30, 2010.  The Schimann Consulting Agreement may be terminated by Schimann Consulting Inc. or the Company by providing 90 days written notice.

In the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement and if the Schimann Consulting Agreement is terminated without cause, or adversely modified, as a result of such change of control, the Company and Schimann Consulting Inc. have agreed to terms and conditions that will govern such termination or modification of the Schimann Consulting Agreement in such circumstances.  In the event of a change of control that results in a material change to the Schimann Consulting Agreement, a contingency agreement will be triggered which provides for compensation for loss of consulting income in an amount equal to the lesser of (a) three times the consulting fees paid annually under the Schimann Consulting Agreement (up to a maximum of $539,880); or (b) a lump sum payment equal to the consulting fees that Mr. Schimann would have received or earned if he had continued providing consulting services to the Company until his retirement.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors other than the NEOs (the “Other Directors”) during the Company’s most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	8,000	Nil	6,834	Nil	Nil	14,834
Amb. Thomas Graham Jr.	25,290(2)	Nil	6,834	Nil	Nil	32,124
Jean Luc Roy	19,000	Nil	6,834	Nil	Nil	25,434
Victor Fern	7,500	Nil	6,834	Nil	Nil	14,334

Notes:

(1)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally Accepted Accounting Principles, which requires the determination of the fair value of options granted using the Black Scholes methodology.  The Black Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Risk-free rate:               1.10% to 1.81%

Expected Life               1.5 to 3.1 years

Expected volatility       80% to 102%

Expected dividends      0%

(2)

Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 1.0116 as of April 30, 2010

Narrative Discussion

The Other Directors are paid $500 per month and $500 for attending a board meeting in person or by teleconference.  The Other Directors are also paid $500 for each committee meeting that they attend either in person or by teleconference.

Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of US $25,000 converted to Canadian dollar ($25,290) using the exchange rate of 1.0116 as at April 30, 2010.  Jean Luc Roy received a $10,000 bonus for the additional time he committed to assist with the reformatting and the content of the Company’s financial statements along with the disclosure in the Company’s management discussion and analysis and his participation with the process of selecting new auditors and the Chief Financial Officer for the Company.

The Other Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Hubert Marleau	12,500 37,500 10,000 440,000 150,000 75,000	0.45 0.50 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14	- - - - 4,500 -	Nil	Nil
725,000
Amb.Thomas Graham Jr	500,000 150,000 75,000	0.74 0.12 0.19	Mar 30/12 Jan 25/14 Apr 30/14	- 4,500 -	Nil	Nil
725,000
Jean Luc Roy	100,000 400,000 150,000 75,000	0.45 0.40 0.12 0.19	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14	- - 4,500 -	Nil	Nil
725,000
Victor Fern	500,000 150,000 75,000	0.40 0.12 0.19	Mar 24/13 Jan 25/14 Apr 30/14	- 4,500 -	Nil	Nil
725,000

Notes:

(1)

The Company’s common shares closed at $0.15 per share on April 30, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Hubert Marleau	2,250	Nil	Nil
Amb Thomas Graham Jr.	2,250	Nil	Nil
Jean Luc Roy	2,250	Nil	Nil
Victor Fern	2,250	Nil	Nil

Note:

(1)

The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.15 per share is the closing price of the Company’s shares at April 30, 2010.   The exercise price of the option is $0.12 per share.

Pension Plan Benefits

The Company does not have any pension benefits or arrangements in place for the NEOs or the Other Directors.

Directors and Officers Insurance

The Company subscribes to a Directors and Officers Liability Insurance to a limit of $5,000,000 per claim.  The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company.  In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers.

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

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, four of the six members of the Board are independent.  The members who are independent are Hubert Marleau, Jean Luc Roy, Amb. Thomas Graham Jr. and Victor Fern.  Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (President and CEO).  Emil Fung is not independent by virtue of the fact that he is an executive officer of the Company (VP Corporate Development).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that its independent Directors are in attendance at all Board meetings.

Board Mandate

The Corporate Governance Committee has the responsibility to adopt and manage a written mandate which outlines and acknowledges the responsibly of its members.  The mandate discusses establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of conflicts of interest and disclosure policies.  A copy of the board mandate can be found at the company’s web site www.canalaska.com .

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.  The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Nomination of Directors

The Corporate Governance Committee acts informally as the nominations committee.  There currently is not a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

The Committees of the Board include:

•

Corporate Governance Committee

•

Audit Committee

•

Compensation Committee.

COMPENSATION COMMITTEE

The Company’s Compensation Committee is comprised of three independent directors: Jean Luc Roy, Hubert Marleau and Amb. Thomas Graham Jr.  During fiscal 2010, none of these directors were officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the committee with fulfilling its responsibilities.  The main duties of the Committee include:

•

review the compensation and benefits of the directors and executive officers

•

review and recommend the compensation of the CEO, and other senior management

•

review and approve stock option allocations to employees and management

•

review and authorise public disclosure of executive compensation

•

approve any special compensation arrangements

•

review compensation practices annually or as required

•

review the charter on an annual basis

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act of British Columbia, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company.  The Company must also, pursuant to the provisions of NI 52-110, have a written charter which sets out the duties and responsibilities of its audit committee.

Audit Committee Charter

The Company’s Audit Committee Charter is attached to this Form 20 F Appendix (C).  The Audit Committee Charter is also posted to the corporate web site www.canalaska.com  on SEDAR at www.sedar.com on EDGAR at www.edgar.com A copy of the Audit Committee Charter may also be obtained by contacting the company.

Composition of the Audit Committee

The audit committee is composed of three independent, financially literate directors, Mr. Jean Luc Roy, Amb. Thomas Graham Jr. and Mr. Hubert Marleau.  Mr. Roy is the Chairman of the Audit Committee and is the financial expert.  All of these audit committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As managing director for First Quantum Minerals, Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is past President and CEO of El Nino Ventures Inc.  Currently Mr. Roy is presently a resident of Burkina Faso where is COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

Mr. Hubert Marleau is founder and Chairman of Palos Capital Corporation since 1998.  With over 40 years of experience in the business and financial community.  Mr. Marleau has structured many mergers and acquisitions as well as designed and created numerous financial transactions in Canada.  Hubert sits on the board of directors of several public companies.

Ambassador Thomas Graham Jr. is a former senior-level diplomat and a world-renowned authority on nuclear non-proliferation.  He serves as executive chairman of the board of directors for Lightbridge Corporation and board chairman of Mexco Energy Corporation.  In 2010, Ambassador Graham was appointed to the United Emirates’ International Advisory Board.  He has lectured at the University of Washington, Stanford, Georgetown, and the University of Virginia Law School, among others, on topics related to disarmament and nuclear security.  He has authored numerous articles and books in the non-proliferation field.  He earned his J.D. from Harvard Law School and his bachelor’s degree from Princeton.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Provisions or Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption form NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

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

The board should review the general content of the auditors’ report on the financial aspects of the Company’s annual information form, management information circular, management’s discussion and analysis.

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

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the committee with fulfilling its responsibilities.  The main duties of the Committee include:

•

review the compensation and benefits of the directors and executive officers;

•

review and recommend the compensation of the CEO, and other senior management;

•

review and recommend, subject to Board approval, stock option allocations to employees and management;

•

review and authorise public disclosure of executive compensation;

•

approve any special compensation arrangements;

•

review compensation practices annually or as required; and

•

review the charter on an annual basis.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Hubert Marleau, Chairman, Amb. Thomas Graham Jr. and Victor Fern.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

D.

Employees

During the fiscal year ended April 30, 2010, the Company had up to 25 employees, 10 consultants and up to 40 seasonal employees and contractors.  The employees are located at the Head Office in Vancouver, BC, the Field Office in Saskatoon, SK and at the warehouse located in LaRonge, SK.  During the field seasons, summer and winter the seasonal workers and consultants are distributed among the companies various projects in Manitoba, Saskatchewan and Alberta and generally will

work from the Saskatoon office when not in the field.    The number of consultants and seasonal employees varies from season to season and year to year depending on the work programs that are funded and undertaken by the Company.  The change in employees has not been significant over the past three years.

E.

Share Ownership

The following tables set forth the share ownership of those persons listed in Subsection 6B above and include details of options and warrants to purchase shares of the Company held by such persons for the most recently completed fiscal year ending April 30, 2010:

Name	Purchase Date	Warrant Balance	Exercise Price	Expiry Date
Peter Dasler President, CEO and Director	Dec 21, 2009	121,000	$0.28	June 22, 2011
Emil Fung Vice President Corporate Development	Dec 21, 2009	100,000	$0.28	June 22, 2011
Karl Schimann Vice President Exploration	Dec 21, 2009	119,150	$0.28	June 22, 2011
Jean Luc Roy Director	Dec 21, 2009	57,000	$0.28	June 22, 2011

Warrants to Purchase Shares

Name	Shares Owned	Number of Shares Optioned	Date Option Granted	Exercise Price	Expiry Date
Peter Dasler	1,351,125	4,000,000
President, CEO and Director		470,000 440,000 100,000 100,000 605,000 810,000 350,000 900,000 225,000	Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 Dec 4/09 Apr 30/09	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.17 0.15	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Dec 03/14 Apr 30/13
Emil Fung	208,643	4,150,000
Vice President Corporate Development and Director		75,000 175,000 200,000 440,000 100,000 200,000 1,500,000 810,000 350,000 150,000 150,000	July 13/05 Oct 14/05 Feb 14/06 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 May 1/09 Apr 30/10	0.35 0.45 0.42 0.50 0.74 0.62 0.40 0.10 0.19 0.19 0.15	July 13/10 Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13
Hubert Marleau	Nil	725,000
Director		12,500 37,500 10,000 440,000 150,000 75,000	Oct 14/05 Nov 16/06 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09	0.45 0.50 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/13
Jean Luc Roy	57,000	725,000
Director		100,000 400,000 150,000 75,000	Oct 31/07 Dec 21/07 Jan 26/09 May 1/09	0.45 0.40 0.12 0.19	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/13
Amb. Thomas Graham Jr	200,000	725,000
Director		500,000 150,000 75,000	Mar 30/07 Jan 26/09 Apr 30/09	0.74 0.12 0.19	Mar 30/12 Jan 25/14 Apr 30/14
Victor Fern	Nil	725,000
Director		500,000 150,000 75,000	Mar 25/07 Jan 26/09 Apr 30/09	0.40 0.12 0.19	Mar 24/13 Jan 25/14 Apr 30/14
Karl Schimann	345,000	3,860,000
Vice President Exploration		800,000 440,000 100,000 100,000 1,195,000 810,000 350,000 65,000	Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 Apr 30/10	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.15	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/13
Ram Ramachandran	Nil	nil
Chief Financial Officer

Common Shares and Share Options

Options and Other Rights to Purchase Shares

Directors, officers, employees and contractors are granted options to purchase common shares under the Company’s stock option plan.  For details of such rights refer to note 14 of the attached Appendix (A) Audited Consolidated Financial Statements for the fiscal year ending April 30, 2010.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at August 5, 2010, the Company had 171,866,213 shares issued and the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	144,752,818	84.19%
Ravensden Asset Management Inc. (2) One Adelaide Street East, 29th Floor, Toronto, Ontario M5C 2V9	16,085,529 / 22,878,293 (3)	9.36% / 12.8% (3)

Notes:

(1)

CDS & Co. is a depository for securities; the Company has no knowledge as to the beneficial ownership of

these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the   Company and has been extracted from the register of shareholders maintained by the registrar and transfer   agent for the Company’s shares.

(2)

16,085,529 common shares and 6,792,764 warrants are held on behalf of the portfolios of investment funds and   private client’s accounts managed by Ravensden Asset Management.  This information has been extracted from   the early warning report filed by Ravensden pursuant to National Instrument 62-103.

(3)

Calculated on a partially diluted basis only, assuming the exercise of the warrants.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2010, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2010 consolidated financial statements attached as Appendix (A).

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2010 which contains an audit report dated attached hereto as Appendix (A).

 B.

Significant Changes

The Company will hold its Annual General and Special Meeting (“AGM”) of the shareholders on September 23, 2010.  On August 26th the notice of meeting and information circular were mailed to all shareholders of record at August 5, 2010.  In addition to the regular business of the AGM, the shareholders are being asked to consider the following proposed changes:

1.

Approval of Consolidation of Shares

The Board believes that, having regard to the large number of common shares of the Company outstanding, it is in the best interests of the Company and the shareholders to consolidate all of the issued and outstanding common shares on the basis of one new share for every ten existing shares, or such lower consolidation ratio as the directors may determine (the “Proposed Consolidation”) in order to facilitate any future financings. As of the Record Date, there are 171,916,213 common shares issued and outstanding and approximately 17,191,621 common shares will be issued and outstanding if and when the Proposed Consolidation is effected.  The Proposed Consolidation is subject to TSX Venture and shareholder approval.

The Board proposes that the shareholders consider and approve a special resolution to authorize the Board to give effect to the Proposed Consolidation. If, as a result of the Proposed Consolidation, a shareholder would otherwise be entitled to a fraction of a common share in respect of the total aggregate number of pre-consolidation common shares held by such shareholder, no such fractional common share will be awarded and the aggregate number of common shares that such shareholder is entitled to will be rounded down to the next closest whole number of common shares if the fraction is less than half of a share, as provided by section 83 of the Business Corporations Act (British Columbia) (the “Act”). If the fraction is at least half of a share, it may be changed to one whole common share as provided for by section 83 of the Act. Except for any change resulting from the rounding described above, the change in the number of common shares outstanding that would result from the Proposed Consolidation will cause no change in the stated capital attributable to the common shares. The Proposed Consolidation will not materially affect the percentage of ownership in the Company by the shareholders even though such ownership will be represented by a smaller number of common shares. The Proposed Consolidation will merely proportionately reduce the number of common shares held by the shareholders. The number of common shares issuable upon the exercise of any outstanding convertible securities of the Company (i.e. stock options or warrants) and the exercise price therefor, will also be adjusted proportionately to reflect the Proposed Consolidation.

Assuming approval and implementation of the Proposed Consolidation, a letter of transmittal will be sent by mail to shareholders instructing them to surrender the certificates evidencing their common shares for replacement certificates representing the number of post-consolidation common shares to which they are entitled as a result of the Proposed Consolidation. Shareholders will not have to pay a transfer or other fee in connection with the exchange of certificates. Shareholders should not submit certificates for exchange until requested to do so. Until surrendered, each certificate formerly representing common shares will be deemed for all purposes to represent the number of common shares to which the holder thereof is entitled as a result of the Proposed Consolidation.

Accordingly, shareholders of the Company will be asked at the Meeting to pass a special resolution in the following terms:

“RESOLVED as a special resolution that:

1.

subject to acceptance of the TSX Venture Exchange, the issued and outstanding common shares of the Company be consolidated on the basis of ten old common shares for one new common share or such lower consolidation ratio as the directors may determine;

2.

any one director or officer of the Company is authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this special resolution; and

3.

notwithstanding the approval of the proposal to consolidate the issued and outstanding common shares of the Company, the directors of the Company be authorized without further approval of the shareholders to revoke the special resolution consolidating the issued and outstanding common shares before it is acted upon if the directors determine it would be in the best interests of the Company to do so.

A special resolution requires the approval of at least two-thirds of the votes cast at the Meeting. It is the intention of the persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the special resolution authorizing the Proposed Consolidation.

The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the consolidation.

2.

Repricing of Stock Options

Due to present market conditions, and in order to bring the exercise price of the outstanding stock options of the Company in line with the current market price of the Company’s shares, the Board has approved, subject to acceptance by the TSX Venture, the reduction in the exercise price of all outstanding stock options (the “Options”) previously granted to directors, officers, employees and consultants of the Company, some of whom are insiders of the Company.  As of the date hereof 20,772,500 options are outstanding under the Existing Plan.  The policies of the TSX Venture require the reduction in the price of options held by insiders to be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to shares beneficially owned by insiders and their associates.  None of the holders of the Options are insiders of the Company other than the persons listed in the table below (the “Insiders”), which persons hold the number of Options set forth opposite their respective names:

Name of Insider	Date of Grant of Options	Number of Unexercised Options	Exercise Price of Options	Date of Expiry of Options
Peter Dasler President and CEO	Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 Dec 4/09	470,000 440,000 100,000 100,000 605,000 810,000 350,000 900,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.17	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/12 Apr 30/14 Dec 3/14
Emil Fung Vice President Corporate Development	Oct 14/05 Feb 14/06 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 May 1/09	175,000 200,000 440,000 100,000 200,000 1,500,000 810,000 350,000 150,000	0.45 0.42 0.50 0.74 0.62 0.40 0.12 0.19 0.19	Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14
Karl Schimann Vice President Exploration	Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09	800,000 440,000 100,000 100,000 1,195,000 810,000 350,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14
Hubert Marleau Director	Oct 14/05 Nov 16/06 Jun 28/07 Dec 1/07 Jan 26/09 May 1/09	12,500 37,500 10,000 440,000 150,000 75,000	0.45 0.50 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14
Amb. Thomas Graham Jr. Director	Mar 30/07 Jan 26/09 May 1/09	500,000 150,000 75,000	0.74 0.12 0.19	Mar 30/12 Jan 25/14 Apr 30/14
Jean Luc Roy Director	Oct 31/07 Dec 21/07 Jan 26/09 May 1/09	100,000 400,000 150,000 75,000	0.45 0.40 0.12 0.19	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14
Victor Fern Director	Mar 25/08 Jan 26/09 May 1/09	500,000 150,000 75,000	0.40 0.12 0.19	Mar 24/13 Jan 25/14 Apr 30/14

The exercise price of all the Options, including the Options held by Insiders, will be reduced to $0.085, ($0.85 post consolidation) being the close of market price of the common shares of the Company on August 16, 2010, the date of this Information Circular.  Pursuant to the policies of the TSX Venture, the exercise price of any Options which were granted within six months of the date of acceptance of the re-pricing of the Options by the TSX Venture will not be reduced.  The policies of the TSX Venture require that at least six months have elapsed since the date of grant of an option before it may be re-priced.

Shareholders of the Company, with the Insiders and their associates abstaining from voting, will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1.

subject to acceptance of the TSX Venture Exchange, the existing exercise price of all the outstanding unexercised stock options of the Company currently issued to insiders and others be reduced to $0.085 the closing market price of the Company’s common shares on August 16, 2010; and

2.

any one director or officer of the Company is authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as may be necessary or desirable to give effect to the foregoing resolution and to complete all transactions in connection with the re-pricing of the stock options.

The re-pricing of the Options will not be effective unless and until it has been approved by the disinterested shareholders of the Company at the Meeting and accepted for filing by the TSX Venture.

3.

Approval of New Share Option Plan

The shareholders of the Company will be asked at the Meeting to approve the proposed new Share Option Plan (the “New Plan”). The New Plan increases the maximum aggregate number of common shares of the Company which may be reserved for issuance under the New Plan to 34,000,000 common shares, which represents approximately 20% of the current issued and outstanding common shares of the Company.  Implementation of the New Plan is subject to approval by the TSX Venture and the shareholders of the Company.

As set forth under the heading “Existing Stock Option Plan”, the Company has in place the Existing Plan, the principal purpose of which was to give directors, officers, employees and consultants the opportunity to participate in the profitability and growth of the Company by granting to such individuals options, exercisable over periods of up to ten years as determined by the Board, to buy shares of the Company at a price not less than the closing market price of the Company’s shares on the day preceding the date of granting of the option. The Existing Plan provides for the reservation of a maximum of 27,500,000 common shares of the Company for the issuance of stock options. As of the date hereof, a total of 20,772,500 options are outstanding under the Existing Plan.

The Board of Directors of the Company concluded that it would be in the Company’s best interests to adopt the New Plan and approved the New Plan on July 15, 2010. The New Plan was conditionally approved by the TSX Venture on July 21, 2010, and the Company is seeking shareholder approval of the New Plan at the Meeting.  The New Plan requires approval by ordinary resolution of the shareholders of the Company before it may be implemented by the Company.

The New Plan, if approved, will replace the Existing Plan and, except to the extent that the rights and entitlements of an optionee would be impaired, options previously governed by the Existing Plan will be governed by the New Plan.  The principal changes from the Existing Plan to the New Plan are that the New Plan:

(a)

accommodates the rules and policies (the “Exchange Policies”) of both the TSX Venture and The Toronto Stock Exchange (“TSX”), depending upon which stock exchange the shares of the Company are listed for trading at the relevant time;

(b)

provides that the maximum aggregate number of common shares reserved for issuance under the New Plan and all other share compensation arrangements of the Company is 34,000,000 common shares, representing approximately 20% of the Company’s current issued and outstanding shares;

(c)

provides that if an option expires:

(i)

during a period (a “Blackout Period”) in which the Company has imposed restrictions on trades in its securities by its directors, officers or employees, the expiry date will be a date which is 10 business days after expiry of the Blackout Period; or

(ii)

immediately following a Blackout Period, the expiry date will be a date which is 10 business days after expiry of the Blackout Period less the number of business days between the date of expiry of the option and the date on which the Blackout Period ends;

The expiry dates for Blackout Periods are subject to the discretion of the board of directors;

(d)

provides for accelerated vesting of options on a sale of all or substantially all of the assets of the Company, or a change of control of the Company;

(e)

provides that, to the extent the grant or exercise of an option gives rise to any tax or other statutory withholding obligations, prior to the delivery of an option or any common shares being acquired upon the exercise of an option, as the case may be, the Company may require an optionee to remit to the Company a cash payment, or may withhold from any remuneration or consideration payable to an optionee, an amount sufficient to pay any tax or other statutory withholding obligations associated with the grant or exercise of an option;

(f)

provides that the directors may amend the New Plan or any option without shareholder approval, subject to any necessary approvals required by securities regulators or the Exchange Policies, amend, suspend, terminate or discontinue the New Plan or the terms of any option granted under the New Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the New Plan will, without the written consent of all optionees, impair the rights and entitlements of any optionee pursuant to a then-outstanding option unless such amendment is the result of a change in the Exchange Policies, and without limiting the generality of the foregoing, may:

(i)

amend the time or times that the shares subject to each option will become purchasable by an optionee, including accelerating the vesting terms, if any, applicable to an option;

(ii)

amend the process by which an optionee who wishes to exercise his or her option can do so, including the required form of payment for the shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(iii)

reduce the exercise price or extending the term of an option, other than an option held by an insider of the Company;

(iv)

amend the terms of the plan relating to the effect of termination, cessation or death of an optionee on the right to exercise options (including options held by an insider of the Company);

(v)

make any amendments of a typographical, grammatical or clerical nature; and

(vi)

make any amendments necessary to bring the plan into compliance with applicable securities and corporate laws and the Exchange Policies;

(g)

provides that an option commitment, in a prescribed form, be completed and delivered to each optionee detailing the terms of options granted under the New Plan including vesting terms, if any;

(h)

provides, in compliance with certain TSX Venture policies:

(i)

a condition that no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period, unless the Company has obtained disinterested shareholder approval;

(ii)

a provision that the Company must obtain disinterested Shareholder approval of options if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in:

A.

the number of shares reserved for issuance under options granted to Insiders exceeding 10% of the Company’s shares; or

B.

the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares;

(iii)

a provision requiring vesting terms on options granted to Consultants conducting Investor Relations Activities; and

(iv)

a provision allowing for the issuance of shares on the exercise of options without the TSX Venture hold period on the shares where the exercise price of the options is greater than or equal to the current market price of the Company’s shares.

The full text of the New Plan will be available at the Meeting.  You may also request a copy of the proposed New Plan by contacting the Company, see “Additional Information” below.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.

the Company’s new Share Option Plan dated August 16, 2010, be and is hereby adopted and approved including reserving a maximum of 34,000,000 common shares for issuance under the new Share Option Plan; and

2.

any one director or officer of the Company is authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with adopting the new Share Option Plan.”

The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the New Plan.

Investor Relations Contract

On September 1, 2010 the Company announced that it has retained CHF Investor Relations (Cavalcanti Hume Funfer Inc., “CHF”), a well-established Canadian investor relations firm headquartered in Toronto and operating under the same management for the past 17 years.

The IR services agreement, effective September 1st, 2010, is for a term of up to 12 months, subject to a satisfactory performance review at the six-month mark.  It is intended that CHF will initiate a market liquidity program, more commonly referred to as market-making, through CHF's Calgary office.  The market-making activity will be undertaken by CHF through a registered broker in compliance with the guidelines established by the TSX Venture Exchange Policy 3.4 and other relevant policies.

Subject to TSX Venture Exchange approval, CanAlaska will compensate CHF with monthly fees of $7,500 and incentive stock options.  CanAlaska has granted CHF 300,000 CVV options exercisable at 10 cents and 200,000 exercisable at 15 cents, exercisable for two years. All stock options are subject to the minimum vesting rules of the TSX-V, which specifies that no more than 25 per cent of the granted options may vest in any three-month period.  In the event of CHF's termination, any outstanding options would expire according to provisions of the company's stock option plan.

Prior to the grant of options described above, CHF had no interest, direct or indirect, in the Company or its securities.  Further information regarding CHF can be accessed at http://www.chfir.com.

ITEM 9.

THE OFFER AND LISTING

This Form 20F is being filed as an annual report under the Exchange Act, and as such provides information called for by items 9.A.4 and 9.C.

A.

Offer and Listing Details

4).

Information regarding pricing history of the stock shall be disclosed as follows:

(a)

The annual high and low market prices for the five most recent financial years as quoted on the TSX Venture Exchange

Year Ended	High	Low
May 2009 – April 2010 May 2008 – April 2009 May 2007 – April 2008 May 2006 – April 2007 May 2005 – April 2006	0.195 0.31 0.70 0.97 0.76	0.145 0.045 0.25 0.38 0.26

(b)

The two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter as quoted on the TSX Venture Exchange:

TSX Venture Exchange	High	Low
2009
First Quarter	0.325	0.21
Second Quarter	0.235	0.07
Third Quarter	0.14	0.045
Fourth Quarter	0.195	0.10
2010
First Quarter	0.20	0.15
Second Quarter	0.235	0.145
Third Quarter	0.195	0.155
Fourth Quarter	0.18	0.145

(c)

The high and low market prices for the most recent six months as quoted on the TSX Venture Exchange

2010	High	Low
March	0.175	0.160
April	0.165	0.145
May	0.155	0.11
June	0.125	0.105
July	0.11	0.10
August	0.10	0.09

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

B.

Memorandum and Articles of Association

1.

The Company is permitted to conduct any lawful business, that it is not restricted from conducting by its

memorandum and articles, neither of which contain any restriction on the lawful business that the Company   may conduct. CanAlaska Uranium Ltd. executive, registered and records office is located at 1020 – 625 Howe   Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone number +1.604.688.3211.

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada   under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to   CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for   one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company   consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The   Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company   changed its name to CanAlaska Uranium Ltd. on October 11, 2006.  The Company Articles of Incorporation    are attached as Appendix (G).

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

4.

The rights of the shareholders may be changed only by the shareholders passing a special resolution approved   by members holding two thirds of the votes cast.

5.

The Board of Directors must call an annual general meeting once each calendar year, not later than 13 months   after the last such meeting.  The Board may call an extraordinary meeting of shareholders at any time.  Notice   of such meetings must be accompanied by an Information Circular describing the proposed business to be dealt   with and disclosures as prescribed by statute.  Not less than 21 days notice shall be given for any meeting.  A   quorum shall be two members in person or proxy not representing less than 5% of the issued shares.

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

9.

With respect to items 2 through 8 above, the law applicable to the company in these areas is not significantly   different from that in the host country.

10.

Conditions imposed by the memorandum and articles governing changes in the capital require a special resolution of shareholders requiring two thirds of the votes cast.

C.

Material Contracts for the year ended April 30, 2010.

During the year ended April 30, 2010, there were no material contracts entered into by the Company other than entered into during the normal course of business as disclosed in ITEM 4, Section D, Property, Plant and Equipment and ITEM 5 Section F, Tabular Disclosure of Contractual Obligations.

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

Passive Foreign Investment Company (“PFIC”)

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30, 1988 and the fiscal years ended from April 30, 1989 through April 30, 2010.  There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2010, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual

Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting Procedures” ” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

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

The Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the design and operation of internal control over financial reporting as of April 30, 2010. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded our internal control over financial reporting was not effective as at April 30, 2010 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness was identified in management's assessment as resulting from the inadequate segregation of duties.

The specific deficiency in question was that management’s verification of the future income tax calculations failed to detect a computational error contained therein. This resulted in the overstatement of prior year income tax recovery amounts under Canadian GAAP with a corresponding effect on the U.S. GAAP reconciliation. The appropriate corrections were made prior to the completion of the financial statements and resulted in an increase to the Company's net losses for the years ended April 30, 2009 and 2008. Such a control deficiency, if not remediated, could result in a material misstatement to the financial statements that would not be prevented or detected.

The Company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of April 30, 2010. During the period covered by this annual report on Form 20-F, the Company has not been able to remediate the material weaknesses identified above. To remediate such weaknesses, the Company plans to implement the following changes during fiscal year ending December 31, 2010: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance.

The remediation efforts set out above are largely dependent upon the Company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

The Company’s internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

During the Company’s most recently completed financial year ended April 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The Company’s audit committee members are Jean Luc Roy, Amb. Thomas Graham Jr. and Hubert Marleau.  They are all independent directors.

Mr. Roy is chairman and an independent member of the audit committee and is financially literate.    Mr. Roy has an understanding of generally accepted accounting principles and financial statements.  He has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves.  In addition he has the background and experience to deal with the complexity of accounting issues that can be reasonably raised by the registrant’s financial statements.  Mr. Roy has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function.  Mr. Roy has been a director or executive officer of several exploration and mining companies for the past 20 years.  Mr. Roy was the past President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

Mr. Marleau is an independent member of the audit committee and is financially literate.  With Mr. Marleau’s extensive work history working with private and public companies as a director, Mr. Marleau has an understanding of internal controls and procedures for financial reporting.

Ambassador Thomas Graham Jr. is an independent member of the audit committee and is financially literate.  Amb. Graham is a former senior-level diplomat and a world-renowned authority on nuclear non-proliferation.  He serves as executive chairman of the board of directors for Lightbridge Corporation and board chairman of Mexco Energy Corporation.  In 2010, Ambassador Graham was appointed to the United Emirates’ International Advisory Board.  He has lectured at the University of Washington, Stanford, Georgetown, and the University of Virginia Law School, among others, on topics related to disarmament and nuclear security.  He has authored numerous articles and books in the non-proliferation field.  He earned his J.D. from Harvard Law School and his bachelor’s degree from Princeton.

For further information on the structure and responsibilities of the audit committee see attached Appendix (C) – Audit Committee Charter.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics (“Code”) which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors.  The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  A copy of the Code is provided to all individuals associated with the Company including outside contractors.

The Code establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and Health and Safety.  A whistle blower system for reporting violations to the Code has been established and is routinely revisited during regular employee meeting and orientations.

The Code of Ethics is posted on the Company’s web site, has been posted to SEDAR and EDGAR and is attached hereto as Appendix (D).  A copy of the Code may be requested by contacting the head office at #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, by telephone 604.688.3211, fax 604.688.3217 or via e-mail at canalaska.com.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit of the Company’s accounts are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2010	$40,000	$13,400	$20,000	Nil
2009	$40,000	$ 9,500	$ 8,000	Nil

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

ITEM 16F.

CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

James Stafford, Inc. Chartered Accountants, resigned as auditor for the Company on February 3, 2010 at the request of the Company.  The recommendation to appoint Deloitte & Touche LLP to fill the vacancy in the position of auditors was approved by the Audit Committee and the Board of the Company.

The Company’s determination to change auditors was not the result of any “Reportable Event” as such term is defined in National Instrument 51-102 (“NI 51-102”).  The auditor’s reports of James Stafford, Inc. on the financial statements of the Company do not contain any reservations, and there have been no reportable events at the time of the resignation.

A copy of the reporting package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities.  The reporting package is attached hereto as Appendix (E).  The reporting package consists of (i) Notice of Change of Auditor; (ii) Letter from James Stafford Inc.; and (iii) Letter from Deloitte & Touche LLP.

ITEM 16G.

CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ significantly from the standards and guidelines that have been set by the regulatory agencies.  A copy of the Company’s Corporate Governance Policy is published on the corporate web site, has been posted to SEDAR and EDGAR, and is attached hereto as Appendix (F).

PART III

ITEM 17.

CONSOLIDATED FINANCIAL STATEMENTS

See the Audited Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

Signatures

Certifications of CEO and CFO for financial reporting, disclosure and internal controls

Certification of the Chief Executive Officer

Certification of the Chief Financial Officer

Certification of CEO Pursuant To 18 U.S.C. Section 1350

Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certification of CFO Pursuant To 18 U.S.C. Section 1350 Adopted

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

APPENDIX

(A)

Audited Consolidated Financial Statements

(B)

Management Discussion and Analysis dated August 30, 2010.

(C)

Audit Committee Charter

(D)

Code of Ethics

(E)

Reporting Package Change of Auditor

(F)

Corporate Governance Policy

(G)

Articles of Incorporation

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:

September 14, 2010.

CANALASKA URANIUM LTD.

“Peter Dasler”

President & CEO

“Ram Ramachandran”

Chief Financial Officer

CERTIFICATIONS

I, Peter Dasler, certify that:

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

Date:  September 14, 2010.

CANALASKA URANIUM LTD.

“Peter Dasler”

Peter Dasler

Chief Executive Officer

CERTIFICATIONS

I, Ram Ramachandran, certify that:

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

Date:

September 14, 2010.

CANALASKA URANIUM LTD.

“Ram Ramachandran”

Ram Ramachandran

Chief Financial Officer

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

September 14, 2010.

“Peter Dasler”

Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 1350 OF CHAPTER 13 OF TITLE 18

OF THE UNITED STATES CODE (18U.S.C.1350)

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20F for the year ended April 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ram Ramachandran, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange   Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result   of the operations of the Company.

Date:

September 14, 2010.

“Ram Ramachandran”

Chief Financial Officer

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

Date:     September 14, 2010.

“Peter Dasler”

Peter Dasler, Chief Executive Officer

“Ram Ramachandran”

Ram Ramachandran, Chief Financial Officer