Form 20-F
period 2011-04-30
CANALASKA URANIUM LTD
filed 2011-08-22
CIK 1023109

 UNITED STATES
Securities and Exchange Commission
Washington, DC 20549

Form 20-F
August 15, 2011

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
Or
☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended		APRIL 30, 2011
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
19,829,995 Shares
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES	NO	☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES	NO	☒

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

YES	☒ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its Corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                               YES________☐________ NO ________☒_______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	IFRS	OTHER	☒
International Financial Reporting
Standards as issued by the International Accounting Standards Board
Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES	NO	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES	NO

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS			46
	A.	Major Shareholders	46
	B.	Related Party Transactions	46
	C.	Interests of Experts and Counsel	46

ITEM 8.	FINANCIAL INFORMATION		46
	A.	Consolidated Statements and Other Financial Information	46
	B.	Significant Changes	47

ITEM 9.	THE OFFER AND LISTING		47
	A.	Offer and Listing Details	47
	B.	Plan of Distribution	48
	C.	Markets	48
	D.	Selling Shareholders	48
	E.	Dilution	48
	F.	Expenses of the Issue	48

ITEM 10.	ADDITIONAL INFORMATION		48
	A.	Share Capital	48
	B.	Memorandum and Articles of Association	49
	C.	Material Contracts	49
	D.	Exchange Controls	50
	E.	Taxation	50
	F.	Dividends and Paying Agents	55
	G.	Statements by Experts	55
	H.	Documents on Display	55
	I.	Subsidiary Information	56

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		56

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		56

	PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS	59

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS	59

ITEM 19.	EXHIBITS	59

	SIGNATURES	61

Certifications of CEO and CFO for financial reporting, disclosure and internal controls

	Certification of the Chief Executive Officer	62

	Certification of the Chief Financial Officer	63

	Certification of CEO Pursuant To 18 U.S.C. Section 1350
	Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	64

	Certification of CFO Pursuant To 18 U.S.C. Section 1350 Adopted
	Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	65

	Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer	66

APPENDIX

(A)	Audited Consolidated Financial Statements

(B)	Management Discussion and Analysis dated August 15, 2011

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement:

Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Aphebian	Period of time in the Earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the Earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Athabasca Basin
The region located in northern Saskatchewan province, Canada hosting the world’s richest uranium deposits and all of Canada’s producing uranium mines.  The basin is approximately 400 km across east/west and 150 km north/south.  Its geology is characterized by metasedimentary bedrock overlain by younger sandstones.

Audio-Magnetotellurics (AMT)	A geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	In geology a round or oval depression in the Earth's surface, containing younger rock in its central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	Stock symbol for CanAlaska Uranium Ltd. on the TSX Exchange
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim
An area marked on a map or the ground, where the Government has given current mineral title to the registered owner. Holder usually has the right to carry out mineral exploration and apply to mine on the located area.

Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.
Dickite	Dickite is a polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
Dravite	A complex sodium/magnesium/aluminum/boron silicate formed from hydrothermal environments.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Exploration Permit	See licence for New Zealand operations
Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient Survey	A geophysical method used to map and mathematically model underground fault structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Gpt, or g/t	Grams per tonne.
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

g/t Au	Grams per tonne gold.
Kimberlite	A blue/grey igneous rock which contains olivine, serpentine, calcite and silica.
Km	A measure of distance known as a kilometre.
Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach or dissolve from the rocks.
Licence	See claim, but not necessarily physically marked on the ground.
Lode	Zone of metal veins.
Mb	The chemical symbol for molybdenum.
Mg	The chemical symbol for magnesium.
Mafic	Igneous rocks with dark minerals.
Max-Min EM	A specific type of electromagnetic geophysical survey.
MEL	See licence, specifically for Manitoba, Canada
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel.
NSR	Net Smelter Returns. A royalty paid from the sale of mined minerals.
Opt	Ounce per ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.

Oz	A measure of weight known as an ounce.
Permit	Paperwork to allow certain types of activities in exploration
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.
Proterozoic	Period of time in Earth’s history between 2.5 billion years ago and 544 million years ago.
Ppm	Parts per million.
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Rare Earth Elements (REE)	The rare earth elements (“Rare Earths” or “REE”) include the 15 elements in the Periodic Table of Elements, plus yttrium and scandium which have multiple uses in technology.
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Th	The chemical symbol for thorium.
U	The chemical symbol for uranium.
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

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the generally accepted accounting principles accepted in the United States ("U.S. GAAP") as applied to the Company.  For a comparison of these differences, refer to Note 16 to the April 30, 2011 Audited Consolidated Financial Statements.

U.S. Dollar/Canadian Dollar Exchange Rates for the Five Most Recent Financial Years

Fiscal Year Ended	Average	High	Low	Close
April 30, 2011	0.9873	1.0582	0.9218	0.9464
April 30, 2010	1.0109	1.1079	1.0038	1.0158
April 30, 2009	1.1926	1.1977	1.1875	1.1930
April 30, 2008	1.0079	1.0121	1.0037	1.0072
April 30, 2007	1.1106	1.1163	1.1048	1.1101

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

2011	February	March	April	May	June	July
High	1.0299	1.0340	1.0582	1.0550	1.0390	1.0630
Low	1.0016	1.0026	1.0286	1.0187	1.0093	1.0288

On July 29, 2011 the exchange rate of the Canadian dollar into United States Dollars based on the nominal rate for U.S. Dollars reported by the Bank of Canada was $1.00 equals C$1.0466.

Selected Financial Data
Canadian GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30
$000’s	2011	2010	2009	2008	2007
Assets
Cash	11,416	8,722	6,339	7,376	10,076
Other Current Assets	981	1,409	1,272	3,003	3,755
Mineral Properties	54,142	46,245	39,133	31,661	18,370
Other Non-current Assets	959	1,134	1,144	1,598	1,006
Total Assets	67,498	57,510	47,888	43,638	33,207
Liabilities
Current Liabilities	2,461	1,626	1,194	2,619	1,333
Future Income Tax Liability	3,596	3,399	2,654	1,919	946
Shareholders’ Equity
Common Shares	65,182	60,878	56,183	54,079	48,864
Contributed Surplus	9,798	9,665	7,940	5,392	3,153
Accumulated Other Comprehensive Income	267	10	9	166	-
Deficit	(32,806)	(30,668)	(27,692)	(24,137)	(21,089)
Non-controlling Interest	19,000	12,600	7,600	3,600	-

Revenues	-	-	-	-	-
Exploration Costs	(86)	477	1,008	899	1,571
Other Expenses	2,175	2,960	2,815	2,447	1,431
Loss before income taxes	(2,089)	(3,437)	(3,823)	(3,346)	(3,002)
Future income tax (expense) recovery	(49)	461	268	298	1,173
Net loss for the year	(2,138)	(2,976)	(3,555)	(3,048)	(1,829)
Unrealized (gain) loss on available-for-sale securities	(257)	(1)	157	360	-
Comprehensive loss for the year	(1,881)	(2,975)	(3,712)	(3,408)	(1,829)
Weighted Avg.# of Shares Outstanding	18,144	15,376	13,716	11,704	8,692
Net Loss Per Share - basic and diluted	(0.12)	(0.19)	(0.26)	(0.26)	(0.21)

Selected Financial Data
U.S. GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30
000’s	2011	2010	2009	2008	2007
Assets
Cash	11,416	7,889	6,339	7,376	10,076
Restricted Cash	-	833	-	-	-
Other Non-current Assets	981	1,409	1,272	3,003	4,281
Mineral Properties	1,137	1,043	583	529	485
Other Assets	959	1,134	1,144	1,598	1,006
Total Assets	14,493	12,308	9,338	12,506	15,848
Liabilities
Current Liabilities	2,461	1,626	1,194	2,619	1,334
Future Income Tax Liability	-	-	-	-	-
Non-controlling Interest	13,664	9,554	5,972	3,068	-
Shareholders’ Equity
Common Shares	72,138	67,655	62,219	59,247	52,918
Contributed Surplus	10,241	10,108	8,383	5,835	3,595
Accumulated Other Comprehensive Income	267	10	9	166	526
Deficit	(84,278)	(76,645)	(68,439)	(58,429)	(42,525)

Revenues	-	-	-	-	-
Expensed Exploration Costs	7,803	6,652	8,426	14,146	9,052
Other Expenses	2,089	2,973	2,680	2,289	1,396
Loss before income taxes	(9,892)	(9,625)	(11,106)	(16,435)	(10,448)
Future income tax recovery	-	-	-	-	-
Net loss for the year	(9,892)	(9,625)	(11,106)	(16,435)	(10,448)
Loss attributable to non-controlling interests	1,874	1,418	1,097	532	-
Loss attributable to common shareholders	(8,018)	(8,207)	(10,009)	(15,903)	(10,448)
Unrealized loss (gain) on available-for-sale securities	(257)	(1)	157	360	(20)
Comprehensive loss for the year	(9,635)	(9,624)	(11,263)	(16,795)	(10,428)
Weighted Avg.# of Shares Outstanding	18,114	15,376	13,716	11,704	8,692
Net Loss Per Share – basic and diluted	0.44	0.53	0.72	1.36	1.20

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

(3)         Foreign Political Risk

The Company’s material property interests are currently located in Canada and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

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

(7)         Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.  On November 8, 2010 the Company consolidated its share capital on a 10 for one basis.  On June 21, 2011 the Company’s shares were listed for trading on the Toronto Stock Exchange and were de-listed from the TSX-Venture Exchange.  The registered office is #1020 – 625 Howe Street, Vancouver, B.C., V6C 2T6, CANADA.  The telephone number is 1.604.688.3211 the fax number is 1.604.688.3217.  The company’s host agent in the United States is Incorp Services Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

B.          Business Overview

The Company currently has 20 projects and in fiscal 2011, the Company spent $9.7 million on exploration costs in the Athabasca Basin. Of these expenditures, over 47% ($4.6 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium. A further 18% ($1.8 million) of the exploration dollars were spent by Mitsubishi on the West McArthur project. $0.8 million (or 8% of total expenditures) was spent on the Grease River project that was funded through an option agreement with Westcan Uranium Ltd. The Company has spent $1.6 million and $0.4 million of its own funds in advancing the Fond Du Lac and Collins Bay Extension projects respectively.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.  The reimbursements figures represent contributions from Mitsubishi and Westcan on West McArthur and Grease River projects.

	Quarterly								Year Ended
($000's) Total Deferred Exploration	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11
Camp Cost & Operations	154	360	206	1,124	260	262	214	556	1,844	1,292
Drilling	418	52	94	1,983	508	893	59	1,382	2,547	2,842
General & Admin	117	89	126	135	52	39	54	100	467	245
GeoChemistry	24	57	5	61	77	71	10	52	147	210
Geology	241	197	179	445	245	378	124	294	1,062	1,041
GeoPhysics	466	427	370	936	302	463	99	1,639	2,199	2,503
Other	317	226	743	(299)	462	419	264	506	987	1,651
Gross Expenditures	1,737	1,408	1,723	4,385	1,906	2,525	824	4,529	9,253	9,784
Reimbursement/Writeoffs	(91)	(328)	(398)	(1,353)	(184)	(189)	(165)	(1,420)	(2,170)	(1,958)
Net Expenditures	1,646	1,080	1,325	3,032	1,722	2,336	659	3,109	7,083	7,826

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

The Company holds a 50% interest in both CanAlaska Korea Uranium Ltd. and Canada-Korea Uranium Limited Partnership as at April 30, 2011.  CanAlaska Korea Uranium Ltd. was incorporated on July 4, 2007 in the Province of British Columbia, Canada.  Canada-Korea Uranium Limited Partnership was registered under Section 51 of the Partnership Act of British Columbia, Canada on the December 14, 2007, as periodically amended.

The Company’s registered and executive office is located at #1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone number +1-604.688.3211.  The Company is a reporting issuer in the Province of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Labrador and Newfoundland, Canada.

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

	2011 Fiscal Expenditures				Life to Date - April 30, 2011
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East	-	4,581	-	4,581	-	16,010	-	16,010
West McArthur	-	1,770	(920)	850	65	15,722	(12,214)	3,573
Poplar	-	140	-	140	166	3,626	(3,210)	582
Fond du Lac	-	1,621	-	1,621	120	4,274	-	4,394
Black Lake	-	16	-	16	147	1,503	-	1,650
Grease River	15	801	(891)	(75)	133	3,444	(2,800)	777
Cree West	8	3	(27)	(16)	48	1,112	(1,137)	23
Key Lake	-	3	(12)	(9)	24	1,027	(1,047)	4
NW Manitoba	-	97	-	97	16	6,708	-	6,724
Helmer	-	30	-	30	107	5,030	-	5,137
Lake Athabasca	6	65	-	71	118	5,966	-	6,084
Alberta	-	-	-	-	11	2,329	-	2,340
Hodgson	65	10	-	75	109	1,230	-	1,339
Arnold	-	101	-	101	35	1,340	-	1,375
Collins Bay	-	402	-	402	-	1,288	-	1,288
McTavish	-	17	(108)	(91)	74	671	(108)	637
Carswell	-	19	-	19	173	435	-	608
Other	-	14	-	14	53	2,854	(1,919)	988
Rise and Shine, NZ	-	-	(7)	(7)	301	416	(407)	310
Reefton and Other NZ Projects	-	67	-	67	24	669	(481)	212
Other Projects, Various	-	11	-	11	73	357	(343)	87
Total	94	9,768	(1,965)	7,897	1,797	76,011	(23,666)	54,142

1.           Cree East Project, Saskatchewan – Korean Consortium

Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2011, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the partnership agreements, the Company accounts for the joint venture as a variable-interest entity (“VIE”), and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest on CanAlaska’s consolidated balance sheet.

Cree East Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	8	145	123	379	227	222	203	161	655	813	2,898
Drilling	-	-	58	842	522	891	26	367	900	1,806	5,370
General & Admin	37	39	33	14	15	8	10	32	123	65	376
Geochemistry	5	6	2	27	23	45	9	9	40	86	492
Geology	27	17	19	184	151	178	38	76	247	443	1,210
Geophysics	361	285	55	262	51	83	60	356	963	550	3,034
Management Fees	45	50	35	178	111	152	38	110	308	411	1,313
Other	40	30	88	99	131	104	76	96	257	407	1,317
Net Expenditures	523	572	413	1,985	1,231	1,683	460	1,207	3,493	4,581	16,010

In June 2011, the Company announced the results for the three holes drilled at the Cree East project during winter 2011 exploration. The eighteen hole winter drill program, which was to be comprised of approximately 7,650 metres of drilling split between three target zones on the property, was suspended following a fatal accident with a crew member of our drill contractor. Operations at the project are due to continue and the Company is planning to continue the drill programs and additional geophysics in December 2011 and January 2012.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

2.           West McArthur Project, Saskatchewan – Joint Venture with MC Resources Canada Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares.

West McArthur Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	4	3	51	432	6	6	4	-	490	16	2,611
Drilling	-	-	36	749	-	-	34	-	785	34	5,508
General & Admin	25	11	18	34	33	27	30	26	88	116	1,898
Geochemistry	2	5	-	26	12	8	-	-	33	20	283
Geology	31	17	55	136	66	36	14	15	239	131	681
Geophysics	4	7	281	406	165	147	16	977	698	1,305	4,398
Other	30	24	230	197	45	24	20	59	481	148	1,408
Gross Expenditures	96	67	671	1,980	327	248	118	1,077	2,814	1,770	16,787
Reimbursement	(91)	(57)	(398)	(2,005)	(169)	(129)	(59)	(563)	(2,551)	(920)	(13,214)
Net Expenditures	5	10	273	(25)	158	119	59	514	263	850	3,573

During 2011, the Company carried out a deep penetrating ZTEM survey across the project. This initial survey was followed up by intensive geophysical surveying on four grid areas across the property for a total budget of $2.6 million. This geophysical survey, work which includes ground EM surveys and ground resistivity surveys, commenced in winter 2011 and has continued into summer 2011.

On the property, there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

Included within other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

3.           Poplar Project, Saskatchewan

The Poplar project, comprising approximately 42,000 hectares, was staked by the Company in 2006 and covers all of the northern edge of the Athabasca Basin located between CanAlaska’s Helmer and Lake Athabasca projects.

The Company MOU with East Resource Inc. (“ERI”) on the Poplar project has now lapsed. The Company carried out its own airborne geophysical work across the central eastern portion of the property in Q311 and prepared further technical studies for the Felix Bay area of the property.

Poplar Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	2	152	11	1	1	-	-	2	166	3	809
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	16	9	5	17	(4)	-	2	7	47	5	345
Geochemistry	-	12	-		-	-	-	-	12	-	139
Geology	25	45	12	9	1	-	3	4	91	8	392
Geophysics	12	1	5	-	-	-	-	118	18	118	1,797
Other	20	97	2	-	-	-	6	-	119	6	310
Gross Expenditures	75	316	35	27	(2)	-	11	131	453	140	3,792
Reimbursement	-	(270)	-	-	-	-	-	-	(270)	-	(3,210)
Net Expenditures	75	46	35	27	(2)	-	11	131	183	140	582

4.            Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 17,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska may earn a 50% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($130,000 paid) and 40,000 shares (40,000 issued).

Fond Du Lac Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	100	53	9	9	22	3	5	253	171	283	804
Drilling	224	52	-		1	-	-	757	276	758	1,419
General & Admin	6	23	39	2	1	1	2	13	70	17	190
Geochemistry	8	24	1	4	35	12	-	35	37	82	200
Geology	94	40	43	7	-	1	21	123	184	145	510
Geophysics	18	9	4	1	-	-	1	100	32	101	585
Option Payments	-	-	-	-	-	98	-	-	-	98	215
Other	47	65	23	11	53	-	39	45	146	137	471
Net Expenditures	497	266	119	34	112	115	68	1,326	916	1,621	4,394

In Q111, the Company was focused on interpretation of the drilling data. In Q211, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project.

In October 2010, an NI 43-101 technical summary report was published for the Fond Du Lac project.  This report, available on SEDAR and EDGAR databases for public viewing, provides detailed information on the current state of the project.

In Q311, the Company began a program of reverse circulation drilling on the Fond Du Lac project, concentrating on geochemical targets outside of the current mineral deposit. This program will continue until late March 2012. Currently, 34 drill holes have been completed. At the same time a localized airborne EM survey was carried out over the Fond Du Lac west area. A short program of diamond drilling was carried out on the Fond Du Lac west zone to test a 2 km long conductor zone, which had previously been drilled in the 1950’s. Limited uranium mineralization was discovered and the drill returned for a short drill program to test the north-south structure indicated by the first mineralized reverse circulation drill holes. The anticipated winter drill program at Fond Du Lac was delayed following the relocation of the diamond drill to the nearby Grease River project. Results from this Fond Du Lac reverse circulation drilling were released after compilation in Q112.

5.           Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the project, which covers approximately 16,000 hectares. To earn its interest, the Company must make payments totalling $130,000 (paid), issue 30,000 shares (issued) and incur exploration expenditures of $2 million ($1.7 million incurred; July 2010: $0.7 million; July 2011: $1.2 million; July 2012: $2.0 million).

Black Lake Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	39	1	-	-	-	-	-	-	4 0	-	199
Drilling	194	-	-		-	-	-	-	194	-	366
General & Admin	6	3	1	-	-	-	-	-	10	-	99
Geochemistry	9	-	-		-	-	-	-	9	-	50
Geology	30	1	8	1	-	-	-	-	40	-	234
Geophysics	43	1	-	-	-	-	-	-	44	-	327
Option Payments	52	-	-	-	6	-	-	-	52	6	181
Other	32	2	8	11	10	-	-	-	53	10	194
Net Expenditures	405	8	17	12	16	-	-	-	442	16	1,650

In Q110 and Q112, the Company paid $51,628 and $22,298 respectively to Indian and Northern Affairs Canada on behalf of the Black Lake Denesuline First Nations. These payments were offset against future options payments. During fiscal 2011, only limited activity was undertaken on the project. A summer program of mapping and sampling was carried out in July 2011.

6.           Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009 and subsequently amended March 2011, the Company entered into an option agreement with Bayswater Uranium Corporation to commence exploration on the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in Saskatchewan. CBX, which covers approximately 39,000 hectares, contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4.0 million in exploration expenditures within 6 years, and by issuing a total of 50,000 (10,000 issued) shares to Bayswater over the same period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2.0 million in exploration expenditures over a further period of 3 years.

Collins Bay Extension Project		Quarterly							Year Ended
($000’s)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	1	5	9	180	1	11	-	2	195	14	210
Drilling	-	-	-	279	(15)	-	-	-	279	(15)	264
General & Admin	1	-	6	1	1	-	1	3	8	5	13
Geochemistry	-	-	-	2	5	3	-	-	2	8	10
Geology	6	13	6	51	14	21	36	2	76	73	148
Geophysics	1	-	2	139	17	159	21	8	142	205	346
Option Payments	8	-	-	-	-	-	-	-	8	-	8
Other	6	3	15	152	11	2	47	52	176	112	289
Net Expenditures	23	21	38	804	34	196	105	67	886	402	1,288

In Q111 and Q211, the Company carried out a seismic survey profiling of the lake and basement terrain across the Blue Island target. This profiling identified major structures within the diatreme. The Company had constructed drill roads for the winter works, but the drill program was cancelled due to a delay by permitting and then by poor ice conditions. Bayswater acceded to a request to push out the current property agreement payments and work dates for one year due to force majeure.

7.           Grease River Project, Saskatchewan - Optioned to Westcan Uranium

The Grease River project covers approximately 38,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4.5 million by December 2013. The Company will act as the operator for the exploration project and will earn a management fee of 10% on the exploration expenditures incurred. In November 2010, the Company received 804,808 common shares from Westcan as part of the option agreement.

Grease River Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	-	-	-	-	-	17	-	137	-	154	719
Drilling	-	-	-	-	-	2	-	258	-	260	306
General & Admin	8	-	2	9	-	2	3	2	19	7	365
Geochemistry	-	-	-	-	-	2	-	5	-	7	118
Geology	15	6	2	-	4	111	2	49	23	166	1,293
Geophysics	-	-	-	-	-	3	-	68	-	71	315
Other	5	2	-	-	-	16	2	133	7	151	461
Gross Expenditures	28	8	4	9	4	153	7	652	49	816	3,577
Reimbursement	-	-	-	-	-	(50)	(82)	(759)	-	(891)	(2,800)
Net Expenditures	28	8	4	9	4	103	(75)	(107)	49	(75)	777

In January 2011, Westcan approved a $0.8 million winter drill program for the Grease River project. Between January 2011 to April 2011, the Company received $0.8 million in funds from Westcan.

In February 2011, an NI 43-101 technical summary report was published for the Grease River project.  This report is available on SEDAR and EDGAR databases for public viewing.

An airborne survey was carried out across the eastern portion of the project in the vicinity of the Bradley showing in February 2011. Drilling was carried out on the project in March 2011.  A total of 6 drill holes (796 metres) tested the surface uranium mineralization in the intrusive dyke system in the Shearika ridge area, and two drill holes (126 metres) tested the eastern “Bradley Showing”, where there is uranium mineralization in sediments. Assay results were released in July 2011.

In August 2011, the option agreement with WestCan for the Grease River project was terminated.

8.           Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West project comprises a 100% interest in 6 mineral claims (approximately 20,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. In April 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4.0 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares and expending a minimum of $1.0 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2011, Westcan had contributed $0.8 million towards exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 2010.

An airborne magnetic and electromagnetic survey was carried out in 2006 and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets.  Only minimal activity occurred through fiscal 2010 and 2011.

In August 2011, WestCan’s earn-in option for the Cree West project expired.

9.           Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises of 5 mineral claims in three separate blocks totalling approximately 6,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. In March 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2011, Westcan had contributed $ 0.9 million towards exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan.  The common shares of Westcan were received by the Company on November 2010.

In winter 2007, three holes costing $0.2 million were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Only minimal activity occurred through fiscal 2010 and 2011.

In August 2011, WestCan’s earn-in option for the Key Lake project expired.

10.           Helmer Project, Saskatchewan

The Helmer Project comprises of a contiguous block of 15 mineral claims totalling approximately 57,000 hectares in the central part of the north rim of the Athabasca Basin, southwest of Fond Du Lac and 50 kilometres southeast of Uranium City.

In Q410, the Company drill tested a group of targets along the Grease River fault, which were modeled from airborne EM and gravity surveys. The target area is just south of CanAlaska’s Fond Du Lac project and is located on the eastern part of the Helmer project. Previous airborne surveys provided strong evidence of conductive targets in the lower levels of the Athabasca sandstone, immediately above a strong zone of dislocation in the Grease River fault system. The target was tested with one drill hole, but no significant mineralization was recorded. The Company did not carry out work on the property in 2011.

11.           Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises of 12 contiguous mineral claims totalling approximately 44,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. About 8% of the property area is comprised of islands located south of the Crackingstone Peninsula.

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

In February 2011, an NI 43-101 technical summary report was published for the Lake Athabasca project. This report is available on SEDAR and EDGAR databases for public viewing. There was no other work carried out on the project in 2011

12.           NW Manitoba, Manitoba (formerly NE Wollaston Project, Manitoba)

NW Manitoba comprises of mineral claims of approximately 144,000 hectares and lie between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium Mines. The geological targets across the NW Manitoba project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

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

NW Manitoba Project	Quarterly								Year Ended
($000's)	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	-	-	1	-	-	2	1	-	1	3	1,367
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	8	-	2	1	(5)	-	4	-	11	(1)	706
Geochemistry	-	-	-	-	-	-	-	-	-	-	797
Geology	-	8	1	1	2	16	5	-	10	23	2,336
Geophysics	-	-	-	-	-	-	-		-	-	906
Other	2	7	5	4	10	21	20	21	18	67	238
Net Expenditures	10	15	9	6	7	39	30	21	40	97	6,724

Further exploration on the project awaited the conclusion of land use consultations between the Province of Manitoba and local First Nations communities and on March 2010, the Manitoba Government issued exploration permits for ground work and drilling on the property. Community consultation is ongoing with the aim to complete a MOU with the community by Q212.

In February 2011, an NI 43-101 technical summary report was published for the NW Manitoba project.  This report is available on SEDAR and EDGAR databases for public viewing.

13.           McTavish Project, Saskatchewan

The McTavish project covers 16,000 hectares. The claims are centered approximately 50 kilometres southeast of the McArthur River mine and 40 kilometres northwest of the Key Lake mine, with the south-eastern claim located approximately 10 kilometres due west of Cameco Corp.’s Millennium uranium deposit. Work-to-date includes summer 2006 ground-based sampling/lake sediment analysis, and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007.

In August 2009, the Company announced that it had entered into an option agreement with Prodigy Gold Incorporated ("Prodigy") (formerly Kodiak Exploration Limited) on the McTavish project. Prodigy has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest, Prodigy must complete $4.0 million in exploration and issue 1,000,000 (150,000 issued) Prodigy shares to CanAlaska over a period of five years.

Prodigy carried out ZTEM airborne geophysical surveys across the property in September 2009 and carried out a drill program consisting of two holes in March and April 2010. Prodigy terminated the option, with advance payments for assessment in March 2011.  The Company is marketing the project for further drilling in the vicinity of the zones drill tested by Prodigy.

14.           Carswell Project, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 125,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

The option payment amount of $200,000 in Q310 represents the fair value of the 125,000 CanAlaska common shares issued to Hawk Uranium Inc. as part of our option agreement.

In November 2010, an NI 43-101 technical summary report was published for the Carswell project. This report is available on SEDAR and EDGAR databases for public viewing. In June 2011, the Company contracted for a ZTEM airborne geophysical survey of the project.

15.           Other Projects

A full description of the Company’s other projects can be found on the Company’s website at www.canalaska.com.

Other projects update	Status	Recent work undertaken
Waterbury	Seeking Venture Partner	43-101 report completed
Hodgson	Seeking Venture Partner	ZTEM survey commissioned June 2011
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	New ZTEM surveys completed
Kasmere	Under application	Exploration permits pending
Rainbow Hill AK	Option to District Gold terminated in December 2009	No significant work undertaken
Zeballos	Under review for purchase
Glitter Lake	Disposed, NSR retained
Rise and Shine, NZ	10 year lease expired on Oct 2010	New Lease applied
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2011 attached as Appendix (A) and the Management Discussion and Analysis for the same period attached as Appendix (B).

Significant Accounting Policies

The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended April 30, 2011.

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

There are no asset retirement obligations as at April 30, 2011 and 2010.

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

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

New Accounting Pronouncement

IFRS Convergence

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2011 and apply them to its opening May 1, 2010 balance sheet.

Results of Operations – Consolidated Statements of Loss and Comprehensive Loss
For the years ending April 30	2011	2010	2009
	($000’s)	($000’s)	($000's)

EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	223	320	1,017
Mineral property write-offs	-	349	494
Equipment rental income	(303)	(267)	(316)
Net option payments	(6)	75	(187)
	(86)	477	1,008
OTHER EXPENSES (INCOME)
Consulting, labour & professional fees	1,299	1,438	1,049
Depreciation & amortization	178	211	232
Gain on disposal of property and equipment	(11)	-	-
Foreign exchange gain	4	16	(193)
Insurance, licenses & filing fees	130	103	61
Interest income	(80)	(88)	(167)
Other corporate costs	159	236	218
Investor relations & presentations	163	90	60
Rent	118	167	200
Stock-based compensation	719	1,052	1,509
Travel & accommodation	94	85	80
Impairment and loss (gain) on disposal of available-for-sale securities	(28)	89	394
Management fees	(560)	(439)	(628)
	2,175	2,960	2,815

Loss before income taxes	(2,089)	(3,437)	(3,823)
Future income tax (expense) recovery	(49)	461	268
Loss for the year	(2,138)	(2,976)	(3,555)

Other comprehensive loss
Unrealized (gain) loss on available-for-sale securities	(257)	(1)	157
Comprehensive loss for the year	(1,881)	(2,975)	(3,712)

Basic and diluted loss per share ($ per share)	(0.12)	($0.09)	($0.26)

Weighted average common shares outstanding (000's)	18,114	15,376	13,716

Narrative Discussion - Results of Operations

As the Company is in a loss position the basic loss per share and diluted loss per share are equivalent.

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, Saskatchewan (“SK”), Canada and our warehouse in La Ronge, SK and payroll and related cost of our exploration teams where they are not directly chargeable to an exploration project. Net indirect exploration expenses were $223,000 (2010: $320,000; 2009: $1,017,000). The decrease in net indirect exploration expenses in 2011 is a result of reallocation of exploration costs which were directly allocated to specific projects.

Mineral property write-offs were $nil (2010: $349,000; 2009: $494,000). In 2011, the Company withdrew its exploration permit application and recorded a mineral property write-down of $367 for the Misty property. In 2010, the Company recorded property write-downs on two of its projects (Ford Lake and Camsell) where it chose not to renew its permits. In 2009, the Company recorded property write-downs on two of its New Zealand projects where it withdrew its license application prior to fiscal year end.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. Equipment rental income was $303,000 (2010: $267,000; 2009: $316,000). The equipment rental income in 2011 is consistent with the winter drilling program. The increase in equipment rental income in 2011 is consistent with the increase in exploration activity year on year.  In 2011, the Company had spent over $9.8 million in exploration compared with $9.2 million in the previous year.

Net option payments represent payments generated from properties in excess of the cost of those properties, these payments may include either cash or the fair value of shares received from the Companies that optioned our properties. In 2011, net options payments were $6,000 (2010: payout (75,000); 2009: income $187,000), these amounts will vary annually depending on what projects the Company currently has optioned and their cost base.  Net option payments in 2010 is an expense as a result of the Company writing-off the option payments from District Gold on the Rainbow Hill property in Alaska, USA. The Company had previously accrued for these receivables.

Consulting, labour and professional fees were $1,299,000 (2010: $1,438,000; 2009: $1,049,000) Consulting, labour, and professional fees were lower in fiscal 2011 compared to fiscal 2010. The decrease was primarily attributed to decreases in audit related fees, consulting service and salaries expenses.

Depreciation & amortization was $178,000 (2010: $211,000; 2009: $232,000) which is consistent with the property and equipment over the same period.

Foreign exchange gain was $4,000 (2010: gain $16,000; 2009: loss $193,000). The primary reason for the gain was due to the stronger Canadian dollar.

Insurance, licenses & filing fees was $130,000 (2010: $103,000; 2009: $61,000). Insurance, licenses & filing fees were higher in fiscal 2011 compared to fiscal 2010.  The increase was primarily due to the increase in filing fees.

Interest income was $90,000 (2010: $88,000; 2009: $167,000). The increase in 2011 compared to 2010 can be attributed to higher average cash balances.

Other corporate cost was $159,000 (2010: $236,000; 2009: $218,000).  The other corporate cost was down in 2011 primarily as a result of a $54,000 provision for doubtful accounts recorded in 2010. The remaining difference is consistent with prior period results.

Investor relations & presentation costs were $163,000 (2010: $90,000; 2009: $60,000).  The increase was primary due to the Company retaining the service of an established Canadian investor relations firm.

Rent costs in 2011 was $118,000 (2010: $167,000; 2009 $200,000). There was a decrease in 2011.  The decrease in 2011 was a result of the expiry of an office lease in downtown Vancouver.

Stock-based compensation was $719,000 (2010: $1,052,000; 2009: $1,509,000).  The decrease in stock-based compensation in 2011 is consistent with the decrease in the total number of options granted each year. The Company calculates the fair values of these options using the Black-Scholes methodology, and expenses them over the vesting period of the options.

Travel and accommodation was $94,000 (2010: $85,000; 2009: $80,000). Compared with 2010, there was only a slight increase in 2011.

Impairment and loss/(gain) on disposal of available-for-sale securities were gain $28,000 (2010: loss $89,000; 2009: loss $394,000). The gain in 2011 resulted from the sale of $77,000 of available for sale securities. In 2009, the economic downturn a number of the Company’s available-for-sale securities experienced significant price deterioration and the Company viewed these decreases as other than temporary and recorded write-downs of $394,000.

Management fees stem from operator fees that are charged on projects that have been optioned to various third parties including the Cree East and West McArthur properties.  Management fees increased in 2011 $560,000 (2010: $439,000 ;2009: $628,000) which is consistent with the increase in exploration expenses year over year.

Unrealized gain on available-for-sale securities was $257,000 (2010: gain $1,000; 2009: loss $157,000) was due to mark to market evaluations of available-for-sale securities.  These amounts will vary each year based on the carrying value of the underlying investments.

B.           Liquidity and Capital Resources

As of April 30, 2011 the Company had cash and cash equivalents of $11.4 million (April 30, 2010: $8.7 million). The Company’s working capital position as at April 30, 2011 was $9.9 million (April 30, 2010: 8.5 million).

The Company has entered into joint venture agreements with the Korean Consortium and Mitsubishi and they are currently fully or partially funding exploration on two of its properties located in Athabasca. As of April 30, 2011, the Korean Consortium has completed $19.0 million of funding. In February 2010, Mitsubishi completed $11.0 million of funding, and CanAlaska and Mitsubishi entered into a 50/50 joint venture. Subsequent to the formation of the joint venture, Mitsubishi has provided funding of $3.0 million for the West McArthur project.

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

In December 2010, the Company closed a non-brokered flow-through private placements and a non-brokered private placement for gross proceeds of $3.5 million. The Company believes that with the completion of these private placements, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months and work towards its strategic goal of discovering one or more high grade uranium deposits.

The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships.

 Cash and Working Capital

Cash and Working Capital ($000’s)	Apr-10	Apr-11
Cash and cash equivalents	8,722	11,416
Accounts receivable and prepaid expenses	1,148	422
Available-for-sale securities	261	559
Accounts payable and accruals	(1,626)	(2,461)
Working capital	8,505	9,936

Included within cash and cash equivalents are $3.5 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the consolidated financial statements for further details.

Included within accounts receivable and prepaid expenses is approximately $0.3 million in GST refunds. The decrease from April 30, 2010 is due primarily to a decrease in the Goods and Services Tax receivable account.

The increase in available-for-sale securities is a result of marking the securities to market and recording the increase in other comprehensive income.

The increase in accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter that remained unpaid at April 30, 2011.

Shareholders’ Equity ($000’s)	Apr-10	Apr-11
Common shares	60,878	65,182
Contributed surplus	9,665	9,798
Accumulated other comprehensive income	10	267
Deficit	(30,668)	(32,806)
	39,885	42,411
Non-controlling interest	(12,600)	(19,000)
	52,485	61,441

Equity Instruments (000’s)	Apr-10	Apr-11
Common shares outstanding	17,187	19,830
Options outstanding
Number	2,094	1,790
Weighted average price	$3.20	$1.03
Warrants outstanding
Number	2,847	3,439
Weighted average price	$3.20	$2.44

Equity instruments

The Company has an unlimited amount of authorized common shares without par value.  As of April 30, 2011 the Company had 19,829,995 common shares outstanding.

Proceeds from Financings
Date	Type / Gross Proceeds	Intended Use	Actual Use
December 2010	$2.75 million – 1,721,708 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2010	$0.71 million – 446,167 flow-through units	Uranium exploration in Saskatchewan	As Intended

On September 23, 2010, shareholders approved a share consolidation of ten to one.  The shares of the Company began trading on a consolidated basis on November 8, 2010. All references to common shares, stock options, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

In December 2010, the Company issued 1,721,708 ordinary units for gross proceeds of $2,754,733. Each unit consists of one common share and one-half of a share purchase warrant. Each warrant entitles the holder to purchase on additional common share for a period of twenty four months from the closing date, at a price of $1.90 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $205,499 using the Black Scholes model. A finder’s fee of $119,055 in cash and 31,250 common shares and 136,192 warrants were issued in connection with the financing.

In December 2010, the Company issued 446,167 flow-through units for gross proceeds of $713,867. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date at a price of $1.90 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $53,254 using the Black Scholes model.  A finder’s fee of $29,280 in cash and 18,300 warrants were issued in connection with the financing.

C.           Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.           Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

E.           Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

$000’s	Payments due by period
Contractual Obligations:	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	826	235	304	287	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under GAAP of the primary financial statements	-	-	-	-	-
TOTAL	826	235	304	287	-

The Company has outstanding future commitments under mineral property agreements to pay cash and or issue common shares of the Company.  Reference should be made to note 10 to the audited consolidated financial statements attached hereto as Appendix A.

G.           Safe Harbor

The Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Annual Report, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations”, "Description of Business" and "Description of Property".  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risk), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects  capital expenditures (collectively "Cautionary Statements").  There are certain future uncertainties relating specifically to uranium projects and to additional regulatory or naturally occurring events as recently experienced in Japan.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director or officer of the Company.

Name, Position in Company, Province, State, Country of Residence	Period(s) with the Company
Peter Dasler President, Chief Executive Officer & Director Tsawwassen, BC, Canada	Since 2004
Emil Fung Vice President Corporate Development & Director West Vancouver, BC, Canada	Since 2005
Hubert Marleau Director Montreal, PQ, Canada	Since 1996
Jean Luc Roy Director Burkina Faso, Africa	Since 2007
Amb. Thomas Graham Jr. Chairman, Director Bethesda, MD, USA	Since 2007
Victor Fern Director Fond Du Lac, SK., Canada	Since 2008
Michael E. Riley Director Surrey, BC, Canada	Since 2011
Karl Schimann Vice President Exploration Vancouver, BC, Canada	Since 2004
Ram Ramachandran Chief Financial Officer Toronto, ON, Canada	Since 2010
Frances Petryshen Corporate Secretary Vancouver, BC, Canada	Since 2007

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

Jean Luc Roy – Director
Mr. Roy is an independent Director of the Company (2007 – present).  He has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country.  Mr. Roy is presently a resident of Burkina Faso where is COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

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

Chairman of the Company since June 2011; Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in December, 2009; Chairman of the Board of Mexco Energy Corporation (July 1997-present); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.)(2006-present).

Victor Fern – Director
Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present);  mill training foreman and a mill process operator for Cameco Corporation; past Chief of the Fond Du Lac Denesuline First Nation (/2005–2007).

Michael E. Riley – Director
Independent Director and audit committee member of the Company since June 2011.  He was an audit partner with Ernst & Young from 1985 – 2006. Currently Director and Chairman of the audit committees for Primero Mining Corp and BC Lottery Corporation; a director and member of the audit and finance committees of The Vancouver Symphony Society and the BCAA Road Safety Foundation.

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

Mr. Ramachandran is a Director of Rio Alto Mining Limited (May, 2011 – present); White Tiger Gold (2010 – present); Viper Gold Ltd. (2011 – present) and serves as CFO for Purepoint Uranium Group Inc. (2005 – present)

Frances Petryshen – Corporate Secretary
Ms. Petryshen brings a strong background of over 25 years of management and administration of junior resource companies.  She has been a Director and Officer of several public and private companies.  Ms. Petryshen was recently admitted as a Fellow of the Institute of Chartered Secretaries and Administrators (FCIS) and has been elected a Director and Secretary of the BC Branch of Institute she is also a graduate of the Accredited Director Program.  In addition, she is a member of the Canadian Society of Corporate Secretaries.

Other Principle Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau
A.I.S. Resources Limited (AIS-V)
Buzz Telecom (BZZ)
FRV Media (FRV.H)
Gobimin Inc. (GMN)
Greystar Resources Ltd. (GSL)
Huntington Exploration Inc. (HEI)
Maudore Minerals Ltd. (MAO)
Mitec Telecom Inc. (MTM)
Niocan Inc.(NIO)
Woulfe Mining Corp. (WOF)
Uni-Select Inc. (UNS)

Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR) Mexco Energy Corporation (MXC)
Michael E. Riley	Primero Mining Corp. (TSX - P)
Ram Ramachandran	Rio Alto Mining Limited (RIO) Viper Gold Ltd. (VPR) White Tiger Gold (WTG)

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

“closing market price” means the price at which the Company’s security was last sold, on the applicable date in the security’s principle marketplace in Canada;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

Named Executive Officers

During the financial year ended April 30, 2011, the Company had the following NEOs: Peter Dasler, President and CEO; Ram Ramachandran, CFO; Emil Fung, Vice President, Corporate Development; and Karl Schimann, Vice President, Exploration.

Compensation Discussion & Analysis

Compensation of the NEOs of the Company is set by the Company’s board of directors (the “Board”) as recommended by the Company’s compensation committee (the “Compensation Committee”).  The Compensation Committee reviews, on an annual basis, the cash compensation, performance and overall compensation package for each NEO.  The Compensation Committee then presents its findings and any recommendations to the Board for consideration and, if acceptable to the Board, approval.  The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

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

Consulting Agreement Ram Ramachandran

The Company has renewed a consulting agreement with Ram Ramachandran (dba 1530622 Ontario Inc.) to provide Chief Financial Officer services for a period of one year effective June 1, 2011.  The Company has agreed to pay an annual fee of $70,000 for production of the interim and annual financial statements and management discussion and analysis, production of the Form 20F and liaison with the Company’s auditors, IFRS conversion and restatement.  The fee for the design and implementation of internal controls and internal audit systems will be determined dependant upon agreed deliverables.  This consulting agreement may be terminated by either party with 30 days written notice.

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

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position (a)	Year (b)	Salary ($) (c)	Option-based awards ($)(3) (e)	Non-equity incentive plan compensation ($) (f)		All other compensation ($) (h)	Total compensation ($) (i)
				Annual incentive plans (f1)	Long-term incentive plans (f2)
Peter Dasler President, CEO and Director	2011 2010 2009	191,016 181,920 173,250	29,769 108,133 60,661	28,750 50,853 Nil	Nil Nil Nil	Nil Nil Nil	249,535 340,906 233,911
Ram Ramachandran CFO(1)	2011 2010	80,000 6,667	15,835 Nil	2,000 Nil	Nil Nil	Nil Nil	97,835 6,667
Emil Fung Vice President Corporate Development	2011 2010 2009	191,016 181,920 173,250	6,334 53,308 60,661	28,750 48,300 Nil	Nil Nil Nil	Nil Nil Nil	226,100 283,528 233,911
Karl Schimann(2) Vice President Exploration	2011 2010 2009	175,975 179,960 174,850	59,538 35,250 60,661	28,750 57,500 Nil	Nil Nil Nil	Nil Nil Nil	264,263 272,710 235,511

Notes:
(1)	Mr. Ramachandran was appointed CFO on April 1, 2010. Mr. Ramachandran’s compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.
(2)	Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.
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

Risk-free rate: 1.25% to 1.92%
Expected Life 1.3 to 3.0 years
Expected volatility 102% to 113%
Expected dividends 0%

Narrative discussion

At the September 23, 2010 Annual General and Special Meeting of the shareholders, the Company received disinterested shareholder approval to re-price all of the qualifying outstanding incentive stock options to the Exchange minimum exercise price of $0.10 per share and to consolidate the share capital on a ten old for one new basis.  Subsequent to the meeting, all qualified employee, director, officer and consultant incentive stock options were re-priced to the Exchange minimum exercise price of $0.10 per share.  On November 8, 2010 the shares of the Company were consolidated on a ten old for one new basis which then resulted in a further adjustment to the exercise price of all of the qualified options to $1.00 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler CEO	110,340	Nil	Nil
Ram Ramachandran	15,835	Nil	Nil
Emil Fung VP	39,817	Nil	Nil
Karl Schimann VP	90,801	Nil	Nil
Note:
(1)
The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.84 per share is the closing price of the Company’s shares at April 29, 2011.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors other than the NEOs (the “Other Directors”) during the Company’s most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	$14,650	Nil	18,210	Nil	Nil	32,860
Amb. Thomas Graham Jr.	$23,660(2)	Nil	11,084	Nil	Nil	37,744
Jean Luc Roy	$16,400	Nil	17,418	Nil	Nil	33,818
Victor Fern	$12,700	Nil	17,418	Nil	Nil	30,118

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

Risk-free rate:               1.25% to 1.92%
Expected Life                1.3 to 3.0 years
Expected volatility       102% to 113%
Expected dividends     0%

(2)	Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 0.9464 as of April 29, 2011.

Narrative Discussion

Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of US $25,000 converted to Canadian dollars ($23,660) using the exchange rate of 0.9464 as at April 29, 2011.  The other Directors are paid an annual retainer fee of $15,000 per year.  The audit committee chair receives an additional $2,500 per year and the Executive Compensation and Corporate Governance Committee Chairs receive an additional $1,500 per year.  In addition a meeting fee of $700.00 is paid for each Board meeting attended and a fee of $600.00 is paid for each committee meeting.

The Other Directors are also compensated through the grant of incentive stock options.

(1)	The Company’s common shares closed at $0.84 per share on April 29, 2011 therefore the in-the-money options are nil.

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Hubert Marleau	24,150	Nil	Nil
Amb Thomas Graham Jr.	17,024	Nil	Nil
Jean Luc Roy	23,358	Nil	Nil
Victor Fern	23,358	Nil	Nil
Note:
(1)
The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.84 per share is the closing price of the Company’s shares at April 30, 2011.   The exercise price of the option is $1.00 per share.

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

1.
The board of directors is nominated each year at the Company’s Annual General Meeting and appointed to hold office until the next Annual General Meeting or until their replacements are elected or appointed, subject to the provisions of the Company’s Articles.

2.
There currently are no service contracts in place for the Company’s board members, providing for benefits upon termination of employment, except as disclosed previously in Employment Agreements with the CEO, Vice President Corporate Development and Vice President Exploration as disclosed below:

Termination and Change of Control Provisions

Dasler Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Peter Dasler (the “Dasler Employment Agreement”) with respect to Mr. Dasler’s position as the President, CEO and a director of the Company, pursuant to which Mr. Dasler is entitled to a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee must be the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $191,016 on May 1, 2010.  Mr. Dasler is entitled to receive performance bonuses, participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $28,750 was paid to Mr. Dasler during the Company’s financial year ended April 30, 2011.  The term of the Dasler Employment Agreement is for five years, terminating on March 2, 2013.  The Dasler Employment Agreement may be terminated by Mr. Dasler or by the Company at any time by providing 90 days written notice.

In addition to the Dasler Employment Agreement, the Company and Mr. Dasler have also entered into a contingency agreement (the “Contingency Agreement”) which will govern the termination or modification of Mr. Dasler’s employment in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement.  Pursuant to the Contingency Agreement, if Mr. Dasler employment is terminated without cause, or adversely modified, as a result of such change of control, Mr. Dasler is entitled to compensation for loss of employment in an amount equal to the lesser of (a) three times Mr. Dasler’s annual compensation under the Dasler Employment Agreement (which amount includes the annual fee payable to Mr. Dasler; any bonuses which the Board estimates would have been payable to Mr. Dasler; and one-half of the value of all salaries, bonuses and benefits which were paid or payable to Mr. Dasler during the 24 months preceding termination)(up to a maximum payable of $660,000); or (b) a lump sum payment equal to the compensation that Mr. Dasler would have received or earned if he had continued working until his retirement.  The term of the Contingency Agreement is for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Dasler or the Company 90 days prior to renewal.

Fung Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Emil Fung (the “Fung Employment Agreement”) with respect to Mr. Fung’s position as the Vice President – Corporate Development and a director of the Company, pursuant to which Mr. Fung is entitled to a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee must be the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $191,016 on May 1, 2010.  Mr. Fung is entitled to receive performance bonuses, participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $28,750 was paid to Mr. Fung during the Company’s financial year ended April 30, 2011.  The term of the Fung Employment Agreement is for five years, terminating on March 2, 2013.  The Fung Employment Agreement may be terminated by Mr. Fung or by the Company at any time by providing 90 days written notice.

In addition to the Fung Employment Agreement, the Company and Mr. Fung have also entered into a contingency agreement (the “Contingency Agreement”) which will govern the termination or modification of Mr. Fung’s employment in the event that a change of control of the Company occurs during the term of the Fung Employment Agreement.  Pursuant to the Contingency Agreement, if Mr. Fung employment is terminated without cause, or adversely modified, as a result of such change of control, Mr. Fung is entitled to compensation for loss of employment in an amount equal to the lesser of (a) three times Mr. Fung’s annual compensation under the Fung Employment Agreement (which amount includes the annual fee payable to Mr. Fung; any bonuses which the Board estimates would have been payable to Mr. Fung; and one-half of the value of all salaries, bonuses and benefits which were paid or payable to Mr. Fung during the 24 months preceding termination)(up to a maximum of $660,000); or (b) a lump sum payment equal to the compensation that Mr. Fung would have received or earned if he had continued working until his retirement.  The term of the Contingency Agreement is for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Fung or the Company 90 days prior to renewal.

Schimann Consulting Agreement

Effective March 3, 2008, the Company entered into a consulting agreement (the “Schimann Consulting Agreement”) with Schimann Consulting Inc. (“Schimann Consulting”) a company in which Mr. Karl Schimann, Vice President of Exploration, holds a beneficial interest.  The Schimann Consulting Agreement is for a five year term ending March 2, 2013.  Pursuant to the Schimann Consulting Agreement, Schimann Consulting was paid a fee of $650 per day for consulting services provided to the Company by Mr. Schimann.  The daily rate was increased to $715 on May 1, 2010.  The fee is subject to an annual review by the Compensation Committee and Mr. Schimann is entitled to receive incentive stock options or bonuses as authorized by the Compensation Committee and approved by the Board.  A management bonus of $28,750 was paid to Mr. Schimann during the financial year ended April 30, 2011.  The Schimann Consulting Agreement may be terminated by Schimann Consulting Inc. or the Company by providing 90 days written notice.

In addition to the Schimann Consulting Agreement, the Company and Mr. Schimann have also entered into a contingency agreement (the “Contingency Agreement”) which will govern the termination or modification of Mr. Schimann’s consulting agreement in the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement.  Pursuant to the Contingency Agreement, if Mr. Schimann’s agreement is terminated without cause, or adversely modified, as a result of such change of control, Mr. Schimann is entitled to compensation for loss of employment in an amount equal to the lesser of (a) three times Mr. Schimann’s annual compensation under the Schimann Consulting Agreement (which amount includes the annual fee payable to Mr. Schimann; any bonuses which the Board estimates would have been payable to Mr. Schimann; and one-half of the value of all consulting fees, bonuses and benefits which were paid or payable to Mr. Schimann during the 24 months preceding termination)(up to a maximum of $615,000); or (b) a lump sum payment equal to the compensation that Mr. Schimann would have received or earned if he had continued working until his retirement.  The term of the Contingency Agreement is for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Schimann or the Company 90 days prior to renewal.

3.           The Committees of the Board include:

•	Corporate Governance Committee
•	Audit Committee
•	Compensation Committee

CORPORATE GOVERNANCE COMMITTEE

CORPORATE GOVERNANCE OBJECTIVES

The objective of this corporate governance policy is to set out an effective, transparent system of guidelines establishing the accountability for the supervising and managing of the affairs of CanAlaska Uranium Ltd. (the “Company”).  These guidelines have been implemented to insure that adequate information is made available so that management decisions can be independently monitored and reviewed.

It is management’s belief that through the implementation of these practices, the overall stewardship of the Company will be affected in a positive way, by strengthening the effectiveness of its Board of Directors and by empowering the independent action of its special committees.

Within the framework of ongoing development and implementation of these policy’s and procedures, the Company will realize a more comprehensive system of communicating and reporting which in turn will insure a high level of confidence from all of its shareholders and business partners.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Committee

A Corporate Governance Committee (CGC) has been established for the Company.  The Committee is to consist of the lead director and two independent directors.  The Chairperson will be the lead director.  The term for the members of the CGC will be for one year at which time they may be re-nominated.  Currently the members of the committee are Michael Riley, (Chairman), Amb. Thomas Graham, Jr., and Victor Fern.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

•	Identify suitable corporate governance policies
•	Regulate board organization and other committee structures
•	Assess potential candidates for nomination to the Board
•	Review the performance of the Board
•	Oversee selection and appointment of the CEO
•	Develop suitable policies for management succession
•	Specify Board composition and qualifications

Code of Ethics

The CGC shall have the responsibility to develop and maintain a Code of Ethics for the Company to be used as principle guidelines of conduct for all of its directors, officers, contractors, consultants, advisors and employees.  The code will be included in the orientation of all new employees, directors, officers, contractors, consultants, advisors and committee members.

These guidelines shall include accountability to adherence to the code and a system for the reporting of unethical conduct.  This Code of Ethics will be reviewed and amended by the CGC at a minimum of an annual basis.

Board Mandate

The CGC will have the responsibility to see that the board adopts a written mandate which outlines and acknowledges the responsibility of the members.  This mandate will include, among other things, establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of any conflicts of interest and disclosure policies.  This mandate must include a process where any breach of the directives of this mandate can effectively be reported and dealt with.

Board Composition

The Board is currently comprised of 7 members.  This is considered to be the optimal size at this time.  The Board will reconsider its actual size from time to time.

The Board believes that the majority of its members should be independent.  On an annual basis the Board will determine which of its directors is independent based on the rules of applicable securities regulators and will publish its determination in the management proxy circular for the Company’s annual meeting of shareholders.

Director Expectations

The CGC shall be responsible to develop a comprehensive list of expectations of its directors.  The CGC members have the responsibility to insure that the existing directors have an orientation including an overview of the roll of the board of directors.  Any new incoming directors shall be made familiar with these expectations and understand that they must be willing to comply with the duties and responsibilities of the directorship.  The directors will receive a copy, read, and be familiar with the Company’s Code of Ethics and Disclosure Policy  The CGC will review these guidelines at least on an annual basis for any changing requirements of its board.

Advisory Board Guidelines

The CGC has developed set of guidelines for the members of its advisory board.  Each of the Company’s advisors will receive a copy of the guidelines along with a copy of the Code of Ethics and Disclosure Policy.   The guidelines will be reviewed and amended as required on an annual basis.

Nomination Committee

The CGC will also act as the Company’s Nominating Committee and as such will have the responsibility of identifying individuals qualified to become members of the board, or to sit on any of its committees.  The CGC will recommend changes in the composition of the board or any of its committees when deficiencies have been identified, and will carry out a complete assessment of the performance of the board on an annual basis.

Compensation Committee

The Company’s compensation committee is comprised of three independent directors.  This committee must review the compensation of senior management on an annual basis and assist in the administration of the Company’s employee stock option plan.

The Compensation Committee is responsible for ensuring that the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right calibre to meet the organizations needs.  The Compensation Committee should establish a framework for all remuneration packages within the Company.

Compensation policies established by the committee should be in line with the Company’s overall strategic goals and objectives and should be linked to the achievement of these goals.  The policies should be constructed to avoid creating conflict of interest situations thereby ensuring that the executive management and other employees are encouraged to always act in the best interest of the Company.

The committee should consider the issues of compensation differentials within the organization to ensure that there is parity between the compensation of executives and the value of their contribution to the organization.  There should be particular consideration given to CEO remuneration levels to ensure that performance and reward are linked in accordance with usual practice within that industry, relative values at other similar organizations and previous awards given in prior years.

Audit Committee

The CGC has the responsible to see that the Company is in compliance with the requirement to appoint the audit committee after each annual shareholders meeting.  The audit committee is to be comprised of 3 independent directors.

The audit committee is among other things charged with the responsibility of establishing auditor independence, to access the effectiveness of internal control system and for reviewing and approving the annual financial statements of the Company before they are forwarded for full board approval and then distributed to the public.  The audit committee also reviews and approves the interim financial statements before they are distributed to the public.

The CGC will review and approve the Audit Committee Charter on an annual basis.

Public Disclosure of Corporate Governance

The Company will disclose on its website the current version of these guidelines, the Code of Ethics, Audit Committee Charter, Disclosure Policy and any other policies that are developed in the future.

AUDIT COMMITTEE

Audit Committee

Pursuant to the provisions of NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, all of whom must be independent.  The Company must also have a written charter which sets out the duties and responsibilities of its Audit Committee.

Audit Committee Charter

The Audit Committee Charter is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com, and on EDGAR at www.edgar.com .  A copy of the Audit Committee Charter may also be obtained by contacting the Company (see “Additional Information”).

Composition of the Audit Committee

The Audit Committee is composed of three independent, financially literate directors, Jean Luc Roy, Michael Riley. and Hubert Marleau.  Mr. Roy is the Chairman of the Audit Committee and is the financial expert.  All of these Audit Committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As managing director for First Quantum Minerals, Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is the former President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

Mr. Marleau is the founder and Chairman of Palos Capital Corporation since 1998. He has over 40 years of experience in the business and financial community.  Mr. Marleau has structured many mergers and acquisitions as well as designed and created numerous financial transactions in Canada.  He sits on the board of directors of several public companies.

Mr. Michael Riley is a Chartered Accountant was a former audit partner with Ernst & Young LLP from 1985 to 2006.  Mr. Riley has a B.Comm. (Honors) degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University.  He is currently chair of the Audit Committee of BC Lottery Corporation and Chair of the Audit Committee of Primero Mining Corp.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Fees(1)	All Other Fees
2011	$59,810	$nil	$30,788	nil
2010	$69,960	$nil	$13,500	nil
Notes:
 (1)           Services rendered for tax compliance, tax advice or tax planning.

Assessments

Regular director assessments have not been conducted with respect to the effectiveness and contribution of the board members.  The Board believes that such formal assessments are not appropriate for its members at this stage of the Company’s development.  The Board as a whole conducts informal evaluations of the performance and effectiveness of the members as a whole.

COMPENSATION COMMITTEE

The Company’s Compensation Committee is comprised of three independent directors: Jean Luc Roy, Hubert Marleau and Amb. Thomas Graham Jr.  During fiscal 2011, none of these directors were officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the committee with fulfilling its responsibilities.  The main duties of the Committee include:

•	review the compensation and benefits of the directors and executive officers
•	review and recommend the compensation of the CEO, and other senior management
•	review and approve stock option allocations to employees and management
•	review and authorise public disclosure of executive compensation
•	approve any special compensation arrangements
•	review compensation practices annually or as require
•	review the charter on an annual basis

D.	Employees

During the fiscal year ended April 30, 2011, the Company had up to 25 employees, 10 consultants and up to 20 seasonal employees and contractors.  The employees are located at the Head Office in Vancouver, BC, the Field Office in Saskatoon, SK and at the warehouse located in LaRonge, SK.  During the field seasons, summer and winter the seasonal workers and consultants are distributed among the companies various projects in Manitoba, Saskatchewan and Alberta and generally will
work from the Saskatoon office when not in the field.    The number of consultants and seasonal employees varies from season to season and year to year depending on the work programs that are funded and undertaken by the Company.  The change in employees has not been significant over the past three years.

E.	Share Ownership

The following tables set forth the share ownership of those persons listed in Subsection 6B above and include details of warrants, options to purchase shares of the Company and common shares beneficially owned by such persons for the most recently completed fiscal year ending April 30, 2011:

Common Shares and Stock Options at April 30, 2011:

Name Position	Number of Common Shares Beneficially Owned #	Number of Securities underlying unexercised Options #	Option Issue Date	Option Exercise price ($)	Option Expiration Date
Peter Dasler President, Chief Executive Officer and Director		44,000 10,000 10,000 60,500 81,000 35,000 90,000 22,500 47,000	Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 Dec 4/09 Apr 30/09 Oct 30/10	$1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.50 $1.00	Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Dec 3/14 Apr 30/14 Oct 31/13
	150,737	400,000
Emil Fung Vice President Corporate Development and Director		44,000 10,000 20,000 150,000 81,000 35,000 15,000 15,000 10,000	Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 May 1/09 Apr 30/10 Oct 30/10	$1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.50 $1.00	Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13 Oct 31/13
	56,489	380,000
Amb. Thomas Graham Jr. Chairman and Director		50,000 15,000 7,500 17,500	Mar 30/07 Jan 26/09 Apr 30/09 Oct 30/10	$1.00 $1.00 $1.00 $1.00	Mar 30/12 Jan 25/14 Apr 30/14 Oct 31/13
	20,000	90,000
Hubert Marleau Director		3,750 1,000 44,000 15,000 7,500 28,750	Nov 16/06 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 Oct 30/10	$1.00 $1.00 $1.00 $1.00 $1.00 $1.00	Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13
	Nil	100,000
Jean Luc Roy Director		10,000 40,000 15,000 7,500 27,500	Oct 31/07 Dec 21/07 Jan 26/09 May 1/09 Oct 30/10	$1.00 $1.00 $1.00 $1.00 $1.00	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13
	5,700	100,000
Victor Fern Director		50,000 15,000 7,500 27,500	Mar 25/07 Jan 26/09 Apr 30/09 Oct 30/10	$1.00 $1.00 $1.00 $1.00	Mar 24/13 Jan 25/14 Apr 30/14 Oct 31/14
	Nil	100,000
Karl Schimann Vice President Exploration		20,250 6,500	May 1/09 Apr 30/10	$1.00 $1.50	Jan 25/14 Apr 30/13
	423,375	26,750
Ram Ramachandran Chief Financial Officer		25,000	Nov 1/10	$1.00	Oct 31/13
	Nil	25,000

Name and Position	Date of Issue	Number of Warrants	Exercise Price	Expiry Date
Peter Dasler President, CEO and Director	Dec 21, 2009 Dec 21,2009 Dec 23, 2010	9,400 2,700 7,812	$2.80 $2.80 $1.90	June 22, 2011 Dec 22, 2011 Dec 22, 2012
Emil Fung Vice President Corporate Development	Dec 21, 2009 Dec 23, 2010	10,000 7,812	$2.80 $1.90	June 22, 2011 Dec 22, 2012
Karl Schimann Vice President Exploration	Dec 21, 2009 Dec 23, 2010	11,915 7,812	$2.80 $1.90	June 22, 2011 Dec 22, 2012
Jean Luc Roy Director	Dec 21, 2009	5,700	$2.80	Dec 22, 2011

Warrants to purchase additional common shares at April 30, 2011:

Options and Other Rights to Purchase Shares

Share Option Plan:

The disinterested shareholders of the Company approved a Share Option Plan (the “Plan”) at the Annual General Meeting of shareholders held on September 23, 2010. The Plan increased the maximum aggregate number of common shares of the Company which may be reserved for issuance under the New Plan to 34,000,000 common shares, which represented approximately 20% of the issued and outstanding common shares of the Company at that date.  In addition, the exercise price of all of the qualified issued incentive share options were adjusted to the Exchange minimum exercise price of $0.10 per share.

On November 8, 2010 the Company consolidated its share capital on a ten old for one new basis resulting in the maximum shares issuable under the Plan having been reduced to a maximum issuable of 3,400,000 shares and the exercise price of the qualified outstanding share options were adjusted accordingly to the exercise price of $1.00 per share.

The principal purpose of the Plan is to give directors, officers, employees and consultants the opportunity to participate in the profitability and growth of the Company by granting to such individuals options, exercisable over periods of up to ten years as determined by the Board, to buy shares of the Company at a price not less than the closing market price of the Company’s shares on the day preceding the date of granting of the option.

The Plan :

(a)
provides that the maximum aggregate number of common shares reserved for issuance under the Plan and all other share compensation arrangements of the Company is 3,400,000 common shares, representing approximately 17% of the Company’s current issued and outstanding shares;

(b)	provides that if an option expires:

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

The expiry dates for Blackout Periods are subject to the discretion of the board of directors;

(c)	provides for accelerated vesting of options on a sale of all or substantially all of the assets of the Company, or a change of control of the Company;

(d)
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

(e)
provides that the directors may amend the Plan or any option without shareholder approval, subject to any necessary approvals required by securities regulators or the Exchange Policies, amend, suspend, terminate or discontinue the Plan or the terms of any option granted under the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all optionees, impair the rights and entitlements of any optionee pursuant to a then-outstanding option unless such amendment is the result of a change in the Exchange Policies, and without limiting the generality of the foregoing, may:

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

(iii)	reduce the exercise price or extending the term of an option, other than an option held by an insider of the Company;

(iv)	amend the terms of the Plan relating to the effect of termination, cessation or death of an optionee on the right to exercise options (including options held by an insider of the Company);

(v)	make any amendments of a typographical, grammatical or clerical nature; and

(vi)	make any amendments necessary to bring the Plan into compliance with applicable securities and corporate laws and the Exchange Policies;

(e)	provides that an option commitment, in a prescribed form, be completed and delivered to each optionee detailing the terms of options granted under the Plan including vesting terms, if any.

The Share Option Plan is administered by the Compensation Committee of the Company.  Management will make recommendations to the Compensation Committee for proposed allocations.  Once the Compensation Committee approves of the allotment the proposed issuance is forwarded to the Board for acceptance.

The full text of the Share Option Plan is available by contacting the Company and has been posted on SEDAR at www.sedar.com  and EDGAR at www.edgar.com .

The current status of the Share Option Plan is as follows:

Shares issued upon exercise of incentive stock options	-	419,250
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	1,790,000 1,190,750

TOTAL		3,400,000

Management believes that incentive plan awards are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently an industry standard.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

1. (a)
To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at August 9, 2011, the Company had 20,253,136 shares issued and the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	15,480,262	76%

Notes:
(1)         CDS & Co. is a depository for securities; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

1. (b)
For the past three years Ravensden Asset Management (Goodman & Company) has reported managing 8.23% in 2008, 8.21% in 2009 and 9.36%  in 2010 of the Company’s common shares in mutual funds and client accounts.  In 2010 Ravensden reported that it was no longer holding over 5% of the common shares of the Company.

1. (c)         No shareholders have any special voting rights, one common share, one vote.

2.
The most recent records show that the Company has approximately 5,950 shareholders of record holding 20,253,136 common shares of the Company.  Of the 5,950 shareholders, 3,800 or approximately 64% of the shareholders are located in Canada.

3.	To the extent known to the Company, the Company is not owned or controlled directly or indirectly by another corporation, by any foreign government, or any other legal person(s) severally or jointly.

4.	There are no arrangements known to the Company of which may at a subsequent date result in a change of control of the Company.

B.           Related Party Transactions

There were no material related party transactions from the last fiscal year end April 30, 2010, to the current date of this report.  There are no proposed material related party transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2011 consolidated financial statements attached as Appendix (A).

C.           Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.                      FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

This Annual Report contains consolidated financial statements for the Company for fiscal year end April 30, 2011 which contains an audit report dated August 16, 2011 attached hereto as Appendix (A).

B.           Significant Changes

There have been no significant changes, other than disclosed in this annual report in the Company’s financial statements since the financial year ended April 30, 2011.

ITEM 9.                      THE OFFER AND LISTING

This Form 20F is being filed as an annual report under the Exchange Act, and as such provides information called for by items 9.A.4 and 9.C.

A.           Offer and Listing Details

(a)           The annual high and low market prices for the five most recent financial years as quoted on the TSX Venture Exchange

Year Ended	High	Low
May 2010 – April 2011 May 2009 – April 2010 May 2008 – April 2009 May 2007 – April 2008 May 2006 – April 2007	1.79 1.95 3.10 7.00 9.70	0.84 1.45 0.45 2.50 3.80

(b)           The two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter as quoted on the TSX Venture Exchange:

TSX Venture Exchange	High	Low
2010
First Quarter	2.00	1.50
Second Quarter	2.35	1.45
Third Quarter	1.85	1.55
Fourth Quarter	1.80	1.45
2011
First Quarter	1.50	1.00
Second Quarter	1.40	0.90
Third Quarter	1.79	1.15
Fourth Quarter	1.68	0.84

(c)           The high and low market prices for the most recent six months as quoted on the TSX Venture Exchange and the Toronto Stock Exchange

2011	High	Low
February	1.68	1.42
March	1.53	0.86
April	1.02	0.84
May	0.83	0.71
June	0.76	0.68
July	0.71	0.64

B.           Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.           Markets

The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV” and are listed on the OTCBB from December 3, 1999 and under the trading symbol of “CVVUF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7N.  On June 21, 2011 the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under the same symbol “CVV”.

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

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVUF since December 3, 1999, and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.  On June 21, 2011 the Company delisted it’s shares from the TSX-Venture Exchnage and listed on the Toronto Stock Exchange.

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

8.	There are no provisions in the Company’s articles governing ownership threshold.

9.	With respect to items 2 through 8 above, the law applicable to the company in these areas is not significantly different from that in the host country.

10.	Conditions imposed by the memorandum and articles governing changes in the capital require a special resolution of shareholders requiring two thirds of the votes cast.

A copy of the Articles are incorporated by reference to the Form 20-F, filed on September  20, 2010.

C.           Material Contracts

During the two years immediately proceeding August 12, 2011, there were no material contracts entered into by the Company other than entered into during the normal course of business as disclosed in ITEM 4, Section D, Property, Plant and Equipment and ITEM 5 Section F, Tabular Disclosure of Contractual Obligations.  Private Placements disclosed in financial statements.

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

Passive Foreign Investment Company (“PFIC”)

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30, 1988 and the fiscal years ended from April 30, 1989 through April 30, 2011.  There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2011, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual

Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting Procedures”.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

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

The Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the design and operation of internal control over financial reporting as of April 30, 2011. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded our internal control over financial reporting was not effective as at April 30, 2011 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The Company is taking steps to enhance and improve the design of our internal controls over financial reporting; however these steps were not complete as of April 30, 2011. During the period covered by this annual report on Form 20-F, the Company has not been able to remediate the material weaknesses identified above. To remediate such weaknesses, the Company plans to implement the following changes during fiscal year ending April 30, 2012: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance.

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

During the Company’s most recently completed financial year ended April 30, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

ITEM 16.                      [Reserved]

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The Company’s audit committee members are Jean Luc Roy, Michael Riley and Hubert Marleau.  They are all independent directors.  The board of directors has determined that the Chairman of the Company’s Audit Committee, Jean Luc Roy, qualifies as an “audit committee financial expert” as that term is defined in Item 16A(b) of Form 20-F.  As a result of their education and experience, each member of the audit committee has familiarity with, and understanding of, or experience in accounting principles used by the Company to prepare its financial statements, in reviewing and evaluating the financial statements and are familiar with internal controls and procedures for financial reporting.

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

Mr. Michael Riley in an independent member of the audit committee and is financially literate.  Mr. Michael Riley is a Chartered Accountant was a former audit partner with Ernst & Young LLP from 1985 to 2006.  Mr. Riley has a B.Comm. (Honors) degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University.  He is currently chair of the Audit Committee of BC Lottery Corporation and Chair of the Audit Committee of Primero Mining Corp.

A copy of the audit committee charter is available on the Company’s web site and is available by contacting the Company directly.  The Audit Committee Charter is incorporated by reference to the Form 20-F filed on September 20, 2010.

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

The Code of Ethics is posted on the Company’s web site, has been posted to SEDAR and EDGAR.  A copy of the Code may be requested by contacting the head office at #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, by telephone 604.688.3211, fax 604.688.3217 or via e-mail at canalaska.com.  The Code of Ethics is incorporated by reference to the 20-F filing dated September 20, 2010.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services in Canadian Dollars.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit of the Company’s accounts are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2011	$59,810	$nil	$30,788	Nil
2010	$69,960	$nil	$13,500	Nil

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

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company is not exempt from the listing standards for audit committees required by Exchange Act Rule 10A-3(d).

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases made on behalf of the issuer or any affiliate issuer during this reporting period.

ITEM 16F.	CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

There has not been a change in the Company’s certifying accountant since reporting on the Company’s Form 20-F filing dated September 20, 2010.

ITEM 16G.	CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ significantly from the standards and guidelines that have been set by the regulatory agencies.  A copy of the Company’s Corporate Governance Policy is published on the corporate web site, has been posted to SEDAR and EDGAR, and is incorporated by reference to the Form 20-F.that was filed by the Company on September 20, 2010.

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

(B)               Management Discussion and Analysis dated August 15, 2011.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:           August 17, 2011.

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

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date:  August 17, 2011.

CANALASKA URANIUM LTD.

"Peter Dasler"
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

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date:           August 17, 2011.

CANALASKA URANIUM LTD.

"Ram Ramachandran"
Ram Ramachandran
Chief Financial Officer

CERTIFICATION PURSUANT TO
SECTION 1350 OF CHAPTER 63 OF TITLE 18,
OF THE UNITED STATES CODE (18U.S.C.1350)
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the "Company") on Form 20F for the year ended April 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)           the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date:           August 17, 2011.

"Peter Dasler"
Chief Executive Officer

CERTIFICATION PURSUANT TO
SECTION 1350 OF CHAPTER 13 OF TITLE 18
OF THE UNITED STATES CODE (18U.S.C.1350)
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the "Company") on Form 20F for the year ended April 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ram Ramachandran, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)           the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

(2)           the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date:           August 17, 2011.

"Ram Ramachandran"
Chief Financial Officer

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") of CanAlaska Uranium Ltd. (the "Company"), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A "conflict of interest" exists when an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company's annual reports before certifying and filing them with the SEC.

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

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company's Code of Ethics (the "Code").  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the Code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company's website within five business days of the Board of Directors' or designated Board committee's vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company's files as required by law.

Date:     August 17, 2011.

"Peter Dasler" Peter Dasler, Chief Executive Officer
"Ram Ramachandran" Ram Ramachandran, Chief Financial Officer