Form 20-F
period 2012-04-30
CANALASKA URANIUM LTD
filed 2012-07-31
CIK 1023109

 UNITED STATES
Securities and Exchange Commission
Washington, DC 20549

Form 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	APRIL 30, 2012
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Address of Principal Executive Offices)
Mr. Peter Dasler Telephone 604.688.3211 - E-mail - pdasler@canalaska.com 1020 - 625 Howe Street, Vancouver, BC, V6C 2T6
(Name, telephone number, e-mail and address of company contact person)

Title of Each Class	Name on Each Exchange On Which Registered
Not Applicable	Not Applicable
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
22,058,136 Common Shares without par value issued and outstanding at April 30, 2012
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No 

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  Accelerated filer  Non-accelerated filer X
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board		X	OTHER

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17			Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

yes		no	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

yes		no

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		51
	A.	Major Shareholders	51
	B.	Related Party Transactions	51
	C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION		51
	A.	Consolidated Statements and Other Financial Information	51
	B.	Significant Changes	51

ITEM 9.	THE OFFER AND LISTING		52
	A.	Offer and Listing Details	52
	B.	Plan of Distribution	53
	C.	Markets	53
	D.	Selling Shareholders	53
	E.	Dilution	53
	F.	Expenses of the Issue	54

ITEM 10.	ADDITIONAL INFORMATION		54
	A.	Share Capital	54
	B.	Memorandum and Articles of Association	54
	C.	Material Contracts	55
	D.	Exchange Controls	55
	E.	Taxation	55
	F.	Dividends and Paying Agents	62
	G.	Statements by Experts	62
	H.	Documents on Display	62
	I.	Subsidiary Information	62

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		62

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		62

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES		62

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		63

ITEM 15.	CONTROLS AND PROCEDURES		63

ITEM 16.	[ RESERVED ]		63

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		63

ITEM 16B.	CODE OF ETHICS		64

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		64

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES		65

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		65

ITEM 16F.	CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT		65

ITEM 16G.	CORPORATE GOVERNANCE	65

ITEM 16H.	MINE SAFETY DISCLOSURE	65

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS	65

ITEM 18.	FINANCIAL STATEMENTS	65

ITEM 19.	EXHIBITS	65

	SIGNATURES	67

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Chartered Accountants on Consolidated Financial Statements.

•	Consolidated Statements of Financial Position as at April 30, 2012 and 2011 and May 1, 2010.

•	Consolidated Statements of Net Loss and Comprehensive Loss for the year ended April 30, 2012 and 2011.

•	Consolidated Statements of Changes in Equity for the year ended April 30, 2012 and 2011.

•	Consolidated Statements of Cash Flows for the year ended April 30, 2012 and 2011.

•	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
1.1	Articles of Incorporation*
11.1	Code of Ethics
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
14.1	Management Discussion and Analysis dated July 30, 2012
14.2	Audit Committee Charter
14.3	Corporate Governance Policy

* Previously filed and incorporated by reference from our Form 20-F filed with the SEC on September 14, 2010

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement:

Aeromagnetic survey	A geophysical survey using a magnetometer aboard or towed behind an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Aphebian	Period of time in the Earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the Earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Athabasca Basin
The region located in northern Saskatchewan province, Canada, hosting the world’s richest uranium deposits and all of Canada’s producing uranium mines.  The basin is approximately 400 km across east/west and 150 km north/south.  Its geology is characterized by metasedimentary bedrock overlain by younger sandstones.

Audio-Magnetotellurics (AMT)	A geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	In geology a round or oval depression in the Earth's surface, containing younger rock in its central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	Stock symbol for CanAlaska Uranium Ltd. on the TSX Exchange
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim
An area marked on a map or the ground, where the Government has given current mineral title to the registered owner. Holder usually has the right to carry out mineral exploration and apply to mine on the located area.

Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.
Dickite	A polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
Dravite	A complex sodium/magnesium/aluminum/boron silicate formed from hydrothermal environments.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Exploration Permit	See licence for New Zealand operations
Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.

Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient Survey	A geophysical method used to map and mathematically model underground fault structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Gpt, or g/t	Grams per tonne.
Hydrothermal Alteration
The change in the mineralogy of the rock.  The old minerals are replaced by new ones because there has been a change in the conditions.  These changes could be changes in temperature, pressure, chemical conditions or any combination of these.  Hydrothermal alteration is a change in the mineralogy as a result of interaction of the rock with hot water fluids, called “hydrothermal fluids”.

Hydrothermal Fluids
It causes hydrothermal alteration of rocks by passing (hot) water fluids through the rocks and changing their composition by adding, removing or redistributing components.  Temperatures can range from weakly elevated to boiling.  Fluid composition is extremely variable.  They may contain various types of gases, salts (briney fluids), water and metals.

Illite	A layered alumino-silicate clay that is formed from hydrothermal environments.
Induced Polarization (IP)
A geophysical survey method which measures the electrochemical properties of rocks.  Time domain IP methods measure the voltage decay or chargeability over a specified time interval after the induced voltage is removed.  Frequency domain IP methods use alternating currents (AC) to induce electric charges in the subsurface and the apparent resistivity is measured at different AC frequencies.

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
Unconformity Deposit Model
The theoretical model for the characterization of major uranium deposits located in the Athabasca Basin.  Deposition/concentration of high-grade “unconformity” uranium deposits are thought to result from the chemical interaction of dissolved uranium present in water-saturated sediments above the unconformity with reducing gases and fluids generated from significant hydrothermal activity emanating from below the unconformity.  High-grade uranium deposits have been observed to occur at, above and/or below the unconformity.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Such statements are included, among other places in this Annual Report on Form 20-F, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations”, "Description of Business" and "Description of Property."  Forward-looking statements are subject to a variety of known and unknown risks and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved.  Uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation, permitting and liability;
•	political and regulatory risks associated with mining and exploration;
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Although the forward-looking information contained in this Annual Report is based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information.  Forward-looking information reflects management’s current beliefs and is based on information currently available to the Company.  Such information reflects current assumptions regarding future events and operating performance including, without limitation, a strong global demand for mineral commodities, continued funding and continued strength in the industry in which the Company operates, and speaks only as of the date of this discussion.  The forward-looking information is made as of the date of this Annual Report.  The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

ITEM 1.                           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.                       OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.                       KEY INFORMATION

A.	Selected Financial Data

1.
The selected financial data and the information in the following tables of the Company for the years ended April 30, 2012 and April 30, 2011 were derived from the consolidated financial statements of the Company.  These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  These IFRS consolidated financial statements are the Company’s first annual consolidated financial statements prepared in accordance with IFRS for the year ending April 30, 2012. Previously, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Subject to certain transition elections disclosed in the consolidated financial statements filed herewith, the Company has consistently applied the same accounting policies in the opening IFRS statement of financial position as at May 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 17 in the consolidated financial statements, filed herewith, discloses the impact of the transition to IFRS on the Company’s reported consolidated statements of financial position, statement of net loss and comprehensive loss and statement of cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended April 30, 2011.

The Company’s consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments which are measured at fair value.

The selected financial data should be read in conjunction with the consolidated financial statements along with the notes thereto, the Management Discussion and Analysis (“MDA”) dated July 30, 2012, filed herewith, and ITEM 5 – Operating and Financial Review Prospects.

2.
The table below summaries certain consolidated financial information in accordance with  IFRS for the years ending April 30, 2012 and April 30, 2011.  The information has been derived from the consolidated financial statements filed herewith.  The consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and periods ended April 30, 2010, 2009 and 2008.  The consolidated financial statements at the year ended April 30, 2011 have been adjusted in accordance with IFRS 1, and therefore the financial information set forth in this annual report for the year ended April 30, 2011 may differ from information previously published.  The Company adopted IFRS transition date of May 1, 2010.  For details regarding the adjustments made with respect to the comparative data refer to Note 17 in the consolidated financial statements filed herewith.

International Financial Reporting Standards
 (in Canadian Dollars) for the Fiscal Year Ended April 30
$000’s	2012	2011
Assets
Cash and cash equivalents	4,394	9,642
Other current assets	466	981
Mineral properties	1,356	1,797
Other non-current assets	849	959
Total assets	7,065	13,379
Liabilities
Current liabilities	1,792	2,461
Shareholders’ Equity
Common shares	73,210	72,108
Equity reserve	10,506	10,170
Investment revaluation reserve	53	267
Deficit	(78,496)	(71,627)

Revenues	-	-
Exploration costs	5,119	7,717
Other expenses	1,750	2,079
Net loss for the year	(6,869)	(9,796)
Unrealized loss (gain) on available-for-sale securities	214	(257)
Total comprehensive loss for the year	(7,083)	(9,539)
Weighted Avg.# of shares outstanding (000’s)	20,425	18,114
Net loss per share – basic and diluted	(0.34)	(0.54)

2. (a)
The table below summaries certain consolidated financial information for the years ending April 30, 2010, 2009 and 2008 in accordance with U.S. GAAP in Canadian dollars, which have been derived from previously published consolidated financial statements for the year ended dates.

U.S. GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30
$000’s	2010	2009	2008
Assets
Cash	7,889	6,339	7,376
Restricted cash	833	-	-
Other current assets	1,409	1,272	3,003
Mineral properties	1,043	583	529
Other non-current assets	1,134	1,144	1,598
Total assets	12,308	9,338	12,506
Liabilities
Current liabilities	1,626	1,194	2,619
Future income tax liability	-	-	-
Shareholders’ Equity
Common shares	67,655	62,219	59,247
Contributed surplus	10,108	8,383	5,835
Accumulated other comprehensive income	10	9	166
Deficit	(76,645)	(68,439)	(58,429)
Non-controlling interest	9,554	5,972	3,068

Revenues	-	-	-
Exploration costs	6,652	8,426	14,146
Other expenses	2,973	2,680	2,289
Loss before income taxes	(9,625)	(11,106)	(16,435)
Future income tax (expense) recovery	-	-	-
Net loss for the year	(9,625)	(11,106)	(16,435)
Loss attributable to non-controlling interests	1,418	1,097	532
Loss attributable to common shareholders	(8,207)	(10,009)	(15,903)
Unrealized (gain) loss on available-for-sale securities	(1)	157	360
Comprehensive loss for the year	(9,624)	(11,263)	(16,795)
Weighted Avg.# of Shares Outstanding	15,376	13,716	11,704
Net Loss Per Share – basic and diluted	(0.53)	(0.72)	(1.36)

2. (b)
The table below summaries certain consolidated financial information for the years ending April 30, 2010, 2009 and 2008 in accordance with Canadian GAAP in Canadian dollars, which have been derived from previously published consolidated financial statements for the year ended dates.

Canadian GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30
$000’s	2010	2009	2008
Assets
Cash	8,722	6,339	7,376
Other current assets	1,409	1,272	3,003
Mineral properties	46,245	39,133	31,661
Other non-current assets	1,134	1,144	1,598
Total assets	57,510	47,888	43,638
Liabilities
Current liabilities	1,626	1,194	2,619
Future income tax liability	3,399	2,654	1,919
Shareholders’ Equity
Common shares	60,878	56,183	54,079
Contributed surplus	9,665	7,940	5,392
Accumulated other comprehensive income	10	9	166
Deficit	(30,668)	(27,692)	(24,137)
Non-controlling interest	12,600	7,600	3,600

Revenues	-	-	-
Exploration costs	477	1,008	899
Other expenses	2,960	2,815	2,447
Loss before income taxes	(3,437)	(3,823)	(3,346)
Future income tax (expense) recovery	461	268	298
Net loss for the year	(2,976)	(3,555)	(3,048)
Unrealized (gain) loss on available-for-sale securities	(1)	157	360
Comprehensive loss for the year	(2,975)	(3,712)	(3,408)
Weighted Avg.# of Shares Outstanding	15,576	13,716	11,704
Net Loss Per Share – basic and diluted	(0.19)	(0.26)	(0.26)

3. (a)	On July 26, 2012 the exchange rate of the Canadian dollar into United States Dollars based on the nominal rate for U.S. Dollars reported by the Bank of Canada was $1.00 equals C$0.99.

3. (b)           U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

2012	February	March	April	May	June
High	1.0158	1.0161	1.0204	1.0173	0.9837
Low	0.9960	0.9965	0.9950	0.9647	0.9576

3. (c)           U.S. Dollar/Canadian Dollar Exchange Rates for the Five Most Recent Financial Years

Fiscal Year Ended	Average	High	Low	Close
April 30, 2012	0.9959	1.0630	0.9383	0.9879
April 30, 2011	0.9873	1.0582	0.9218	0.9464
April 30, 2010	1.0109	1.1079	1.0038	1.0158
April 30, 2009	1.1926	1.1977	1.1875	1.1930
April 30, 2008	1.0079	1.0121	1.0037	1.0072

B.           Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.           Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.           Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. An investment in our common shares is highly speculative and subject to a number of known and unknown risks.  Only those persons who can bear the risk of the entire loss of their investment should purchase our securities.  An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares.  There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  The risks described below are not the only ones faced.  Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business.  If any of these risks occur, operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and the investor may lose all of their investment.  The risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other filings with the SEC and Canadian securities regulators may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Commodity Prices
The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. At the current time, uranium prices have remained depressed following the Fukushima nuclear incident. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition
The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. The Company has a large land position in the Athabasca Basin, and has carried out extensive exploration, but has not defined an economic deposit. Other exploration companies have been successful with the discovery of deposits in the Athabasca, and these companies tend to attract investors away from CanAlaska.  CanAlaska relies on the ongoing support of its JV partners to fund their portion of exploration, however additional funding from the current partners is uncertain. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Mineral Exploration Risks
Mineral exploration activities and, if warranted, development activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land-slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  We may become subject to liability for certain hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons.  The payment of such liabilities may have a material, adverse effect on our financial position.  At the present time, we do not conduct any mining operations and none of our properties are under development, and, therefore, we do not carry insurance to protect us against certain inherent risks associated with mining.  Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

We Are An Exploration Stage Company
At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.   The development of uranium and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of uranium or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for uranium and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Canadian and U.S. Reporting of Reserves Are Different
Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC.  It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

The Company believes it is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders
U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2012, and may be a PFIC in future tax years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Cash Flows and Additional Funding Requirements
The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the company expects its current 884,364 ha of property to reduce to 864,407 ha by December 31 2012, and 582,776 ha by December 31 2014.  The Company’s Fond Du Lac property reaches its last anniversary on February 13 2013, following which time a new lease will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada.   The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date.

Key Management
The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.  The Company has terminated all long term employment contracts with senior management and is in the process of completing the negotiation of reduced contracts with the CEO, CFO, VP Corporate Development and VP Exploration.  Non essential technical staff have been terminated and remaining technical staff are currently occupied on third party contracts, and projects which require minimal funding.   This status is being monitored and adjusted on a monthly basis.

Volatility of Share Price
Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

Our Stock Is Thinly Traded
The trading market for our shares is not always liquid. The market price of our common shares has ranged from a high of $0.83 and a low of $0.31 during the twelve month period ended April 30, 2012.  Although our shares trade on the Toronto Stock Exchange, FINRA Over-the-Counter Bulletin Board and on the Frankfurt Stock Exchange, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

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

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999, the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.  On November 8, 2010, the Company consolidated its share capital on a 10 for one basis.  On June 21, 2011, the Company’s shares were listed for trading on the Toronto Stock Exchange and were de-listed from the TSX-Venture Exchange.  The registered office is #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, CANADA.  The telephone number is 604.688.3211 the fax number is 604.688.3217.  The company’s host agent in the United States is Incorp Services Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

B.	Business Overview

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus has been exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Due to increasingly difficult market conditions facing junior uranium exploration, the Company’s management is evaluating its priorities and taking steps to reduce discretionary expenditures. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

The Company intends to restrict its exploration activity in the uranium sector until financial markets recover.  Management intends to continue its efforts to joint venture or sell its various uranium assets to reduce ongoing expenditures and strengthen its treasury. The Company also intends to reduce the size of its operations team to match reduced project funding and market financings.

The Company is the early stages of exploration on all of its mineral properties

The Company generates the majority of its exploration projects, and in the past has organised and managed technical staff and field crews to carry out project work on its own behalf and for others. The Company has reduced its overall staff levels, and will continue this path if there is a continued decline in the ability to support uranium exploration.

The Company can give no estimate of the time to reach discovery on any of its projects.  This is dependent upon the availability of funding, the prospectivity of the projects, and the successful completion of exploration and drill programs.

As part of its efforts to conserve its cash position and reduce obligations, the Company has terminated the management contracts of all of its senior management team.  The termination dates run from July 13 – July 31, 2012.  For details of the contract terminations, see “Executive Compensation” section of this 20-F.

C.	Organizational Structure

CanAlaska Resources Ltd. USA (“CanAlaska USA”) is a wholly owned subsidiary incorporated by the Company in the State of Nevada on May 16, 1988 for the purpose of mineral exploration in Alaska.  The Company’s registered agent in the State of Nevada is Incorp Services Inc., 2360 Corporate Circle – Suite 400, Henderson, Nevada 89074-7722 USA.

Golden Fern Resources Limited is a wholly owned subsidiary incorporated under the Companies Act of New Zealand on August 15, 1993 for the purpose of exploration of mineral resources in New Zealand.

CanAlaska West McArthur Uranium Ltd. (“CWMU”) is a wholly owned subsidiary that was incorporated under the Business Corporation’s Act of British Columbia on March 15, 2007.  CWMU acts as the operator for the 50/50 West McArthur Joint Venture Project located in the Athabasca basin Saskatchewan, Canada, with MC Resources Canada Ltd., (a division of Mitsubishi Development PTY Ltd.) and the Company.

Canada-Korea Uranium Limited Partnership (“CKULP”) was registered under the Partnership Act (Section 51) on December 14, 2007, for the partners to carry out uranium exploration and development of the Cree East Property located in the Athabasca basin, Saskatchewan, Canada.  The partners include a consortium of four Korean entities consisting of Hanwha Resources (Canada) Ltd., Kores Canada Corp., Kepco Canada Energy Ltd., SK Networks Co., Ltd., (together referred to the “Consortium” (50%)) and the Company (50%).

CanAlaska Korea Uranium Limited (“CKUL”) was incorporated on July 4, 2007 under the Business Corporations Act of British Columbia to act as General Partner of the Canada-Korea Uranium Limited Partnership for the purpose of exploring the Cree East Joint Venture Property located in the Athabasca basin, Saskatchewan, Canada.  CKUL is held 50% by the Consortium members and 50% by the Company.

Poplar Uranium Limited is a wholly owned subsidiary that was incorporated under the Business Corporation’s Act of British Columbia on August 22, 2007. The company holds the title to one recently acquired gold property in Nunavut.

D.	Property, Plants and Equipment

Overview
The Company currently has over 19 projects within the Athabasca basin area and has carried out exploration programs on 6 of these in the past year. In fiscal 2012, the Company spent $5.6 million ($7.6 million net of 2.0 million from reimbursements from partners and write-offs) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

As part of the transition to IFRS, the Company adopted an accounting policy to retrospectively expense all pre-feasibility exploration and evaluation costs, whereby these costs had previously been capitalized under Canadian GAAP. The effects of this transitional change are as follows:

(i)  At May 1, 2010:
a)     decrease deferred exploration assets of $44,542,000
b)     increase opening deficit by $44,542,000

(ii)  At April 30, 2011:
a)     decrease deferred exploration assets of $52,345,000
b)     increase opening deficit by $44,542,000
c)     increase net loss by $7,803,000

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East which is disclosed in Table 3 below (all numbers in accordance with IFRS).

Total Exploration ($000's)	Quarterly								Year Ended
	Q111	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Apr-11	Apr-12
Camp Cost & Operations	260	262	214	556	8	15	303	512	1,292	838
Drilling	508	893	59	1,382	(2)	-	256	2,348	2,842	2,602
General & Admin	52	39	54	100	130	13	39	47	245	229
Geochemistry	77	71	10	52	38	10	5	60	210	113
Geology	245	378	124	294	125	64	61	393	1,041	643
Geophysics	302	463	99	1,639	1,116	218	244	789	2,503	2,367
Other	462	419	264	506	143	56	218	361	1,651	778
Gross Expenditures	1,906	2,525	824	4,529	1,558	376	1,126	4,510	9,784	7,570
Reimbursement/Write-offs	(184)	(189)	(165)	(1,420)	(453)	(144)	(193)	(1,188)	(1,958)	(1,978)
Net Expenditures	1,722	2,336	659	3,109	1,105	232	933	3,322	7,826	5,592

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

1           Cree East Project, Saskatchewan – Korean Consortium
Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2012, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project.

Cree East Project	Quarterly								Year Ended
($000's)	Q111	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Apr-11	Apr-12	LTD
Camp Cost & Operations	227	222	203	161	-	-	163	279	813	442	3,340
Drilling	522	891	26	367	(6)	-	186	1,163	1,806	1,343	6,713
General & Admin	15	8	10	32	62	(19)	6	15	65	64	440
Geochemistry	23	45	9	9	3	1	2	32	86	38	530
Geology	151	178	38	76	30	14	44	211	443	299	1,509
Geophysics	51	83	60	356	4	10	171	38	550	223	3,257
Management Fees	111	152	38	110	8	(31)	60	182	411	219	1,532
Other	131	104	76	96	10	2	27	66	407	105	1,422
Net Expenditures	1,231	1,683	460	1,207	111	(23)	659	1,986	4,581	2,733	18,743

In June 2011 the Company announced the results for the three holes drilled at the Cree East project during winter 2011 exploration. The eighteen-hole winter drill program, which was to be comprised of approximately 7,650 metres of drilling split between three target zones on the property, was suspended following a fatal accident with a crew member of our drill contractor. Operations at the project have now been approved to continue, the Company continued the drill programs and additional geophysics in December 2011 and January 2012.

In August 2011, the Company processed the data from the three new holes completed into the basement during the winter drilling program on the Cree East project. All three winter drill holes that reached into the basement rocks (CRE072, CRE073 and CRE074) showed distinctly anomalous alteration and mineralization features, further extending the zones of strong alteration which characterize Zone A and Zone I. Of particular interest was drill hole CRE073, which was finally lost in a highly-altered zone of strongly hematised massive clay in basement rock at Zone A. The analyses of the samples from drill hole CRE073 show elevated silver (highest 6.4 oz/t), associated with elevated copper, cobalt, nickel, zinc and minor uranium mineralization in the basement clay zones.

In November 2011, the Company reported the approval by the joint venture partners of Cree East uranium project of a $3.1 million winter 2012 exploration program, comprising ground geophysics and 7,650 metres of diamond drilling.  Drilling commenced in January 2012 and focused on a 5 kilometre long basement conductor, in the centre of Grid 7.  Geophysical ground resistivity surveys commenced in December 2011 and targeted the eastern and north-eastern portion of Grid 7, where previous exploration had identified strong conductive targets at depth.

In December 2011, geophysical survey work commenced on the Cree East project and was completed in early January 2012.  In January 2012, the winter drill program commenced which entails 7,600 metres in 18 drill holes within Zones A, B, C, D, G, I and J with two drills.

In April 2012, the Company announced a preliminary summary of drilling at its Cree East project. Fifteen diamond drill holes were attempted during late January, February and March 2012 with completed drilling of 6,012 metres. Only ten drill holes reached their target depth in the basement. This was mostly due to extremely difficult drilling conditions. The Zone B target became the priority drill target with the discovery, in the first drill hole, of a major hydrothermal system. In the drill hole the entire 400 metre sandstone column is heavily fractured, clay altered and friable. Additional drilling occurred in Zone A, J, and G. Drill core samples were transited to the laboratory for multi-element analyses to confirm the uranium content of intersections showing occasional radioactive spikes, or high background radioactivity.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

IFRS impact on accounting for Cree East Project
Under Canadian GAAP, the Company accounted for its interest in CKULP (“Partnership”) as a variable interest entity (“VIE”) with the Company as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine exploration and development activities without additional financial support from its partners. Consequently, the Company concluded that the entity was a VIE and identified the primary beneficiary of the Partnership as the Company. Accordingly, the Company consolidated 100% of the Partnership, and previously reported a non‐controlling interest.

IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of the Partnership under the contractual provisions of the joint venture agreement (the “JV Agreement”).  The Company does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both the Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors. Decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company. Under IFRS, the Company has elected to apply the proportionate consolidation method to account for its interest in the Partnership.

Under the JV Agreement the contributions by the Consortium to obtain its 50% ownership have occurred over time commencing with the formation of the Partnership in 2007. The change from full consolidation to proportionate consolidation has resulted in periodic dilution gains attributable to increased cash contributions by the Consortium. These gains have been reflected in equity during the year ended April 30, 2011 as they result from transactions at the shareholder level and do not result in a change of joint control. The effects of the deconsolidation and the dilution gains are as follows:

(i)  At May 1, 2010:
a)     cash decreased by $836,000
b)     non-controlling interest decreased by $12,600,000
c)    dilution gain resulting from above credited to deficit in the amount of $11,764,000

(ii)  At April 30, 2011:
a)     cash decreased by $1,774,000
b)     non-controlling interest decreased by $19,000,000
c)     dilution gain resulting from above credited to deficit in the amount of $5,462,000

2           West McArthur Project, Saskatchewan – Mitsubishi
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

West McArthur Project	Quarterly								Year Ended
($000's)	Q111	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Apr-11	Apr-12	LTD
Camp Cost & Operations	6	6	4	-	-	-	143	230	16	373	2,984
Drilling	-	-	34	-	-	-	72	1,165	34	1,237	6,745
General & Admin	33	27	30	26	40	32	27	23	116	122	2,020
Geochemistry	12	8	-	-	8	4	1	27	20	40	323
Geology	66	36	14	15	19	49	10	176	131	254	935
Geophysics	165	147	16	977	652	161	63	274	1,305	1,150	5,548
Other	45	24	20	59	50	29	53	106	148	238	646
Gross Expenditures	327	248	118	1,077	769	275	369	2,001	1,770	3,414	19,201
Reimbursement	(169)	(129)	(59)	(563)	(403)	(144)	(193)	(1,041)	(920)	(1,781)	(13,995)
Net Expenditures	158	119	59	514	366	131	176	960	850	1,633	5,206

During fiscal 2011, the Company carried out a deep penetrating ZTEM survey across the project. This initial survey was followed up by intensive geophysical surveying on four grid areas across the property for a total budget of $2.6 million. This geophysical survey, work, which includes ground EM surveys and ground resistivity surveys, commenced in winter 2011 and continued into summer 2011.

On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

In June 2011, the Company commenced a ground resistivity survey over Grid 1 and Grid 7. These surveys followed a successful airborne ZTEM survey undertaken on the project last year.

In November 2011, the Company reported surface geophysical moving loop TDEM and DC resistivity surveys carried out on the West McArthur project through 2011 winter and summer. The $2.4 million program has delineated several new drill targets at Grids 1, 5 and 7. The Grid 5 drill targets have been approved by the joint venture and were drill tested in the 2012 winter drill program.

The Grid 5 geophysical surveys followed up on geological modeling of airborne survey results, and current exploration information on potential uranium bearing basement stratigraphy. The EM surveys on Grid 5 have defined an east to north-east trending conductor package, located 12 kilometres south of the Grid 1 conductor trend and 6 kilometres north of the Grid 4 conductor trend. The Grid 5 conductor, as a result of follow-up DC resistivity surveys, exhibits six discrete zones of low sandstone resistivity overlying the graphitic conductor where low resistivity breaches the surface.

The Grid 1 geophysical surveys confirmed the character of the main conductor and possible locations of apparent sandstone breaches. The 2011 results have delineated several new drill targets in proximity of current drill holes at Grid 1 West. In the northern sector of the project at Grid 7, a new basement conductor has been traced, and structural offsets with possible sandstone alteration have been located. These areas are scheduled for additional geophysical surveys as part of the Phase 1 reconnaissance evaluation by the joint venture.

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing was present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

3            Fond Du Lac Project, Saskatchewan
In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 17,000 hectares and contains a uranium deposit with a historical (43-101 compliant) resource. CanAlaska may earn a 50% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company was committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($130,000 paid), 40,000 shares (40,000 issued) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of April 30, 2012, the Company had met the work commitment and had incurred cumulative $4.5 million in exploration expenditures on the property.

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

In Q311, the Company began a program of reverse circulation drilling on the Fond Du Lac project, concentrating on geochemical targets outside of the current mineral deposit. This program continued until late March 2011.  At the same time a localized airborne EM survey was carried out over the Fond Du Lac west area. A short program of diamond drilling was carried out on the Fond Du Lac west zone to test a 2 kilometres long conductor zone, which had previously been drilled in the 1950’s. Limited uranium mineralization was discovered and the drill returned for a short drill program to test the north-south structure indicated by the first mineralized reverse circulation drill holes. The anticipated winter drill program at Fond Du Lac was delayed following the relocation of the diamond drill to the nearby Grease River project. Results from this Fond Du Lac reverse circulation drilling were released after compilation in Q212.

In June 2011, the Company released results from its 2011 Phase One reverse circulation ("RC") and initial diamond core drilling program.

4           Grease River Project, Saskatchewan
The Grease River project covers approximately 38,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan can earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4.5 million by December 2013.

In November 2010, the Company received 804,808 common shares of Westcan to fulfill the share commitment related to the option agreement and in January 2011, Westcan approved a $0.8 million winter drill program for the Grease River project. Between January 2011 and April 2011, the Company received $0.8 million in funds from Westcan.

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

5           Cree West Project, Saskatchewan
The Cree West project comprises a 100% interest in 6 mineral claims (approximately 13,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. In April 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 2010.

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Only minimal activity occurred through fiscal 2011 and 2012.

In August 2011, WestCan’s earn-in option for the Cree West project expired.

6           Key Lake Project, Saskatchewan
The Key Lake project comprises of 2 mineral claims in two separate blocks totalling approximately 3,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. In March 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million.

In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company in November 2010.

In winter 2007, three holes costing $0.2 million were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Only minimal activity occurred through fiscal 2011 and 2012.

In August 2011, WestCan’s earn-in option for the Key Lake project expired.

7           Carswell Project, Saskatchewan
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

In June 2011, the Company commenced an airborne ZTEM geophysical survey, which covered CanAlaska's claims on the western portion of the Carswell structure.  This survey has confirmed basement conductors in areas where previous VTEM surveys were hampered because of conductive overburden. CanAlaska has assembled a large land position, north and north-west of the new discoveries by Areva and UEX, and west and south of the historic Cluff Lake uranium mines, located within the basement uplift.

8           NW Manitoba, Manitoba
This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The recent ground resistivity gravity geophysical surveys localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey.

9           Other Projects
The Company uses its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties.  For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Property” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Other projects update	Status	Recent work undertaken
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Title expired subsequent to year end
BC Copper	Option with private third party	Work Applications being completed
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Helmer	Seeking Venture Partner	Reports of work
Hodgson	Seeking Venture Partner	ZTEM survey completed
Kasmere	Under application	Exploration permits pending
Lake Athabasca	Seeking Venture Partner	43-101 report completed
McTavish	Seeking Venture Partner	Evaluating drill targets
Moon	Seeking Venture Partner	Evaluating drill targets
Poplar	Seeking Venture Partner	Evaluating drill targets
Waterbury	Seeking Venture Partner	Evaluating drill targets
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property,NZ	Seeking Venture Partner	Sampling and mapping completed
Ruttan	Seeking Venture Partner	Five claims staked

BC Copper is comprised of approximately 25,000 hectares located in south central British Columbia. In November 2011, the Company optioned the claims to Tyrone Docherty and subsequently amended the agreement in February 2012 whereby certain acquired claims were included and excluded in the option as well as a reduction in the required exploration expenditure. Tyrone Docherty may earn a 50% interest in the property by making payments of $30,000 (received) and making exploration expenditures of $250,000 before July 2014.

In the year ended April 30, 2012, the Company recognized an impairment on its Black Lake claim for ($147,000) as it did not renew its permits on this property after the expiration in February 2012.

In the year ended April 30, 2012, the Company recognized an impairment on its Rise and Shine claim of ($301,000) as the lease expired and the ground was forfeited.

In fiscal 2012, the Company wrote down its Voisey’s Bay claim ($3,000) as it did not intend to renew its permits on this property.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., carried out mapping and sampling work on the Reefton lease, EP 40677, located in the Reefton District, west coast South Island New Zealand, which is held 100% by the Company.

2.2.9           Project Expenditure Summary
Details of life to date (“LTD”) exploration and evaluation expenditures:

	2012 Fiscal Expenditures				Life to Date - April 30, 2012
Project ($000’s)	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	2,733	-	2,733	-	18,743	-	18,743
West McArthur	-	3,414	(1,781)	1,633	65	19,136	(13,995)	5,206
Poplar	-	11	-	11	166	3,637	(3,210)	593
Fond Du Lac	-	123	-	123	120	4,397	-	4,517
Black Lake	-	79	(147)	(68)	-	1,582	-	1,582
Grease River	-	50	(50)	-	133	3,494	(2,850)	777
Cree West	-	-	-	-	48	1,112	(1,137)	23
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	564	-	564	16	7,272	-	7,288
Helmer	-	2	-	2	107	5,032	-	5,139
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	-	-	-	11	2,329	-	2,340
Hodgson	-	250	-	250	109	1,480	-	1,589
Arnold	-	1	-	1	35	1,341	-	1,376
Collins Bay	-	21	-	21	-	1,309	-	1,309
McTavish	-	12	-	12	74	683	(108)	649
Carswell	-	295	-	295	173	730	-	903
Other	-	15	-	15	53	2,868	(1,919)	1,002
New Zealand
Rise and Shine, NZ	-	-	(301)	(301)	-	416	(407)	9
Reefton and Other NZ Projects	-	111	-	111	24	780	(481)	323
Other
Other Projects, Various	10	126	(3)	133	80	483	(343)	220
Total	10	7,807	(2,282)	5,535	1,356	83,817	(25,497)	59,676

	2011 Fiscal Expenditures				Life to Date - April 30, 2011
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimbursement	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimbursement	Total
Athabasca Basin
Cree East	-	4,581	-	4,581	-	16,010	-	16,010
West McArthur	-	1,770	(920)	850	65	15,722	(12,214)	3,573
Poplar	-	140	-	140	166	3,626	(3,210)	582
Fond du Lac	-	1,621	-	1,621	120	4,274	-	4,394
Black Lake	-	16	-	16	147	1,503	-	1,650
Grease River	15	801	(891)	(75)	133	3,444	(2,800)	777
Cree West	8	3	(27)	(16)	48	1,112	(1,137)	23
Key Lake	-	3	(12)	(9)	24	1,027	(1,047)	4
NW Manitoba	-	97	-	97	16	6,708	-	6,724
Helmer	-	30	-	30	107	5,030	-	5,137
Lake Athabasca	6	65	-	71	118	5,966	-	6,084
Alberta	-	-	-	-	11	2,329	-	2,340
Hodgson	65	10	-	75	109	1,230	-	1,339
Arnold	-	101	-	101	35	1,340	-	1,375
Collins Bay	-	402	-	402	-	1,288	-	1,288
McTavish	-	17	(108)	(91)	74	671	(108)	637
Carswell	-	19	-	19	173	435	-	608
Other	-	14	-	14	53	2,854	(1,919)	988
New Zealand
Rise and Shine, NZ	-	-	(7)	(7)	301	416	(407)	310
Reefton and Other NZ Projects	-	67	-	67	24	669	(481)	212
Other
Other Projects, Various	-	11	-	11	73	357	(343)	87
Total	94	9,768	(1,965)	7,897	1,797	76,011	(23,666)	54,142

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results
This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2012 as filed herewith and the Management Discussion and Analysis dated July 27, 2012 as filed herewith.

Significant Accounting Policies
The complete list of the Company’s significant accounting policies are set out in Note 3 of the consolidated financial statements, filed herewith, for the year ended April 30, 2012.

Financial assets and liabilities
Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

These financial instruments are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and liabilities is determined at the time of initial recognition. AFS securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income in the investments revaluation reserve with the exception of significant or prolonged losses which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of net loss and comprehensive loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the financial position reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss. Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. Other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Available-for-sale securities	Available-for-sale
Trade and other receivables	Loans and receivables
Trade and other payables	Other financial liabilities

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s available for sale investments are classified as Level 1 financial instruments. There have been no transfers between fair value levels during the reporting period.

Exploration and evaluation expenditures
Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred as mineral property expenditures. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

Acquisition costs are capitalized to the extent that these costs can be related directly to the acquisition of a specific area of interest where it is considered likely to be recoverable by future exploitation or sale.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of expensing all costs relating to exploration for and development of mineral claims and crediting all proceeds received for option or farm-out arrangements or recovery of costs against the mineral expenditures.
Decommissioning liabilities
Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised.

There are no decommissioning liabilities obligations as at April 30, 2012, April 30, 2011 and May 1, 2010.

Income taxes
Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of net loss and comprehensive loss except to the extent it relates to items recognized directly in equity, in which case the related taxes are recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:
•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
•	initial recognition of goodwill;
•
investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments
The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company.  The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in Note 10 in the  consolidated financial statements, filed herewith. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

Flow-through shares
Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the residual difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income when the Company has the intention to renounce the expenditures with the Canadian taxation authorities for qualifying expenditures previously incurred.

New Accounting Pronouncement

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

Results of Operations – Consolidated Statements of Loss and Comprehensive Loss
For the years ending April 30	2012	2011
	($000’s)	($000’s)

EXPENSED EXPLORATION COSTS
Mineral property expenditures	4,825	8,026
Mineral property write-offs	451	-
Equipment rental income	(157)	(303)
Net option payments	-	(6)
	5,119	7,717
OTHER EXPENSES
Consulting, labour and professional fees	1,255	1,299
Depreciation and amortization	136	178
Gain on disposal of property and equipment	(7)	(11)
Foreign exchange (gain) loss	(4)	4
Insurance, licenses and filing fees	115	130
Interest income	(119)	(90)
Other corporate costs	164	159
Investor relations and presentations	132	163
Rent	134	118
Share-based payments	319	623
Travel and accommodation	68	94
Management fees	(363)	(560)
Impairment and loss (gain) on disposal of available-for-sale securities	122	(28)
Premium on flow-through shares	(202)	-
	1,750	2,079

Net loss for the year	(6,869)	(9,796)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities	214	(257)
Total comprehensive loss for the year	(7,083)	(9,539)

Basic and diluted loss per share ($ per share)	(0.34)	(0.54)

Weighted average common shares outstanding (000's)	20,425	18,114

Operating Results - Narrative Discussion
In the fiscal year ended April 30, 2012, the Company spent $5.6 million ($7.6 million net of $2.0 million from reimbursements from partners and impairments) in the Athabasca Basin.

In Q412, the Company recorded mineral property impairments on three of it projects (Black Lake, Voisey’s Bay and Rise and Shine) for a total write-down of $0.5 million as the Company did not renew its permits for the Black Lake and Voisey’s Bay project and the lease expired and the ground forfeited on the Rise and Shine project.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects. Equipment rental income in fiscal 2012 is lower compared to fiscal 2011 as the Company did not conduct summer exploration program in fiscal 2012.

Consulting, labour, and professional fees are lower than prior periods. The decrease is primarily attributed to a decrease in salaries expense. In fiscal 2012, salaries expense decreased by approximately $167,000 with a corresponding increase in consulting fees of approximately $112,000.

Insurance, licenses and filing fees are consistent with prior periods. During the fiscal year ended April 30, 2012, the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange.

Interest income was higher in 2012 compared to 2011. The increase was attributed to both the increased in the cash balances held during the year and better investment rates of return.

Investor relations expenses were lower in 2012 compared to 2011. The decrease is primarily attributed to a decrease in various sponsorship opportunities relative to 2011. Investor related expenses of the Company include the retention of the services of an established Canadian investor relations firm which has been terminated subsequent to year end.

The share-based payments amount for the year is lower than the amount for previous years. The decrease was primarily due to the share-based payment expense on the incremental fair value of the stock options which were modified in Q211.

Write-down on available-for-sale securities increased in Q412. The increase is attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as significant or prolonged impairment of the investments.

Management fees were lower in fiscal 2012 compared to fiscal 2011. This was primarily due to the decrease in our exploration activities relative to last year.  During the same period last year, the Company spent $9.8 million on exploration, of which $7.0 million were related to our joint venture projects where management fees were generated. During fiscal 2012, the Company spent $6.2 million on exploration, of which the majority of the expenditures was related to our joint venture projects.

B.           Liquidity and Capital Resources

As of April 30, 2012 the Company had cash and cash equivalents of $4.4 million (April 30, 2011: $9.6 million). The Company’s working capital position as at April 30, 2012 was $3.1 million (April 30, 2011: 8.2 million).

The Company has entered into joint venture agreements with the Korean Consortium and Mitsubishi and they are currently fully or partially funding exploration on two of its properties located in Athabasca. As of April 30, 2012, the Korean Consortium has completed $19.0 million of funding. In February 2010, Mitsubishi completed $11.0 million of funding, and CanAlaska and Mitsubishi entered into a 50/50 joint venture. Subsequent to the formation of the joint venture, Mitsubishi has provided funding of $4.3 million for the West McArthur project.

CanAlaska views itself as fortunate to have strong strategic relationships with its partners. The strategic support from Mitsubishi and our Korean Consortium partners allowed the Company to continue to advance two significant projects in these challenging economic times. CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating all of its projects.

In May 2011 and March 2012, the Company closed non-brokered common share and flow-through private placements for aggregate gross proceeds of $1.4 million. The Company believes that with the completion of these private placements, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months given the continuing funding from our joint venture partners. Due to increasingly difficult market conditions facing junior uranium exploration companies, management is currently in the process of evaluating its priorities and taking steps to streamline non discretionary expenditures.

The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships.

 Cash and Working Capital

Cash and Working Capital ($000’s)	Apr-12	Apr-11
Cash and cash equivalents	4,394	9,642
Trade and other receivables	243	422
Available-for-sale securities	223	559
Trade and other payables	(1,792)	(2,461)
Working capital	3,068	8,162

Included within cash and cash equivalents are $0.4 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to Note 5 of the consolidated financial statements, filed herewith, for further details.

As at April 30, 2012, included within trade and other receivables is approximately $163,000 in HST refunds. The decrease for April 30, 2011 is due primarily to decrease in the HST receivable account.

The decrease in available-for-sale securities is a result of marking the securities to market as well as recording an impairment of approximately $122,000 on a number of investments.

The decrease in trade and other payables is consistent with the decrease in exploration activities compared with the fourth quarter 2011. The winter drill season in 2012 ended earlier than 2011 as we had warmer weather in late March and early April. This resulted in an early break up for our winter 2012 drill season.

Other Assets and Liabilities ($000’s)	Apr-12	Apr-11
Reclamation bonds	345	343
Property and equipment	504	616
Mineral property interests	1,356	1,797

During the fiscal year ended April 30, 2012, exploration and evaluation expenditures were made primarily on the West McArthur, Cree East, Carswell, Hodgson, Fond Du Lac and NW Manitoba projects.

During fiscal 2012, the Company wrote down its Voisey’s Bay, Black Lake and Rise and Shine projects for an aggregate amount of $451,000.

Shareholders’ Equity ($000’s)	Apr-12	Apr-11
Common shares	73,210	72,108
Contributed surplus	10,506	10,170
Accumulated other comprehensive income	53	267
Deficit	(78,496)	(71,627)
Total shareholders’ equity	5,273	10,918

Equity Instruments (000’s)	Apr-12	Apr-11
Common shares outstanding	22,058	19,830
Options outstanding
Number	2,906	1,790
Weighted average price	$0.81	$1.03
Warrants outstanding
Number	1,311	3,439
Weighted average price	$1.83	$2.44

Equity instruments
The Company has an unlimited amount of authorized common shares without par value.  As of April 30, 2012 the Company had 22,058,136 common shares outstanding.

Proceeds from Financings
Date	Type / Gross Proceeds	Intended Use	Actual Use
March 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended
May 2011	$0.5 million – 418,141 flow through common shares	Uranium exploration in Saskatchewan	As Intended

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 which was determined using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220.  A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500. $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

C.           Research and Development, Patents and Licenses, etc.
As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.           Trend Information
As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.           Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations
The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

$000’s	Payments due by period
Contractual Obligations:	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease Obligations	638	198	300	140	-
TOTAL	638	198	300	140	-
The Company has outstanding future commitments under mineral property agreements to issue common shares of the Company.  Reference should be made to Note 8 of the consolidated financial statements filed herewith.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management
The following table the name, province or state and country of residence for each director and executive officer of the Company, their principle occupation over the past five years, years of service and the number of securities held.  Each director will hold office until the next annual general meeting of the shareholders and until such director’s successor is elected and qualifies, or until the director’s earlier death, resignation or removal.  The executive officers and committee members of the Company are elected annually at the first director’s meeting immediately following the annual general meeting of shareholders.

Name, Residence and Current Position(s) with the Company	Principle Occupation	Director of the Company Since	Number of Securities Held
Peter Dasler Tsawwassen, BC, Canada President, Chief Executive Officer & Director

President, CEO and Director of the Company (2004-present).  Mr. Dasler has over 35 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler holds Bachelor’s (1974) and Master’s (1981) degrees from Canterbury University, New Zealand, and is a member of the professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.

		September 20 2006	179,380 Common shares 7,812 Warrants 536,000 Stock Options
Emil Fung West Vancouver, BC, Canada Vice president Corporate Development & Director

Vice President of Corporate Development and Director of the Company (2007- present); Consultant and employee of the Company (2005-2007).  Mr. Fung holds a B.A.Sc. (Ch.E.) degree from the University of Toronto and is a M.B.A. graduate from the Schulich School of Business at York University, Toronto.  He began his career as a design engineer of Canadian nuclear reactors. In the mid-80's, Mr. Fung was engaged in investment banking in New York, where he headed mergers and acquisitions for Toronto Dominion Securities.  During the 90's, Mr. Fung pursued his entrepreneurial interests in Asia where he founded several media, telecoms and entertainment companies.  He later formed a venture capital fund to invest exclusively in entrepreneurial start-ups in China.  Mr. Fung returned to Canada in 2003 with a view to bridge the growing gap between resource-hungry Asian economies and the commodity riches of Canada.  He teamed with the Company in January, 2005 to advance the Company's corporate development efforts.

		June 28 2007	56,489 Common shares 7,812 Warrants 506,000 Stock Options
Amb. Thomas Graham Jr. Bethesda, MD, United States Chairman & Director

Appointed Chairman of the Board June 3, 2011.  Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997-present); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.)(2006-present).  Ambassador Thomas Graham, Jr. is one of the world's leading experts in nuclear non-proliferation.  Amb. Graham has served under four successive U.S. Presidents as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years. This includes the SALT, START, ABM, INF, NPT, CFE and CTBT Treaties. Amb. Graham has served with the U.S. Arms Control and Disarmament Agency and as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, in which role he successfully led U.S. government efforts to achieve the permanent extension of the Nuclear Non-Proliferation Treaty.

		March 30 2007	20,000 Common shares 150,000 Stock Options

Hubert Marleau (1)(2)(3) Montreal, QC, Canada Director	Independent Director of the Company (1996-present); Founder and Chairman of Palos Capital Corp. (1998-present); and Director of several other public companies.	April 17 1996	149,000 Stock Options
Jean Luc Roy (1)(2)(4) Burkina Faso, Africa Director

Independent Director of the Company (2007-present); Former President and CEO of El Nino Ventures Inc.(2006-2009); Manager for SOMISY SA (2008 – 2009); COO of Ampella Mining Limited (2009 – present).  He has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country.  Mr. Roy is presently a resident of Burkina Faso where is COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

		October 31 2007	5,700 Common shares 150,000 Stock Options
Victor Fern (2)(3) Fond du Lac, SK, Canada Director

Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present); mill training foreman and a mill process operator for Cameco Corporation; former Chief of the Fond Du Lac Denesuline First Nation (2005–2007).
		March 25 2008	150,000 Stock Options
Michael E. Riley (1)(3)(5) Surrey, BC, Canada Director

Independent Director of the Company since June 3, 2011; Director and Chair of the Audit Committee of BC Lottery Corporation (2008 – present); Director and Chair of the Audit Committee of Primero Mining Corp. (2010 – present); Director and member of the Finance Committee of Vancouver Symphony Society; former audit partner with Ernst & Young LLP (1985 – 2006).
		June 3 2011	150,000 Stock Options
Karl Schimann Vancouver, BC, Canada Vice President Exploration

Dr. Schimann joined CanAlaska in late 2004 as exploration manager where he directs a top-flight team of geophysicist and geologists.  He was appointed Vice President on June 28, 2007.  Dr. Schimann holds a Ph.D. from the University of Alberta and has worked extensively in the Uranium industry.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.
		June 7 2004	423,375 Common shares 7812 Warrants 231,750 Stock Options
Ram Ramachandran Toronto, ON, Canada Chief Financial Officer

Mr. Ramachandran is a Director of Rio Alto Mining Limited (May, 2011- present); White Tiger Gold (2010 - present); Viper Gold Ltd. (2011 - 2012) and serves as CFO for Purepoint Uranium Group Inc. (2005 - present).  Ram has over 25 years of financial reporting experience in a multitude of capacities. For over 10 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Ram’s contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service currently available through the CICA's Knotia website. Ram has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a principal in the national office of an international accounting firm. Ram was also a member of the OSC’s Continuous Disclosure Advisory Committee and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales.
		April 5 2010	55,000 Stock Options
Frances Petryshen Vancouver, BC Canada Corporate Secretary

Ms. Petryshen was appointed by the board to serve as Corporate Secretary of the Company since December 2007.  Ms. Petryshen brings a strong background of over 25 years of management and administration of junior resource companies.  She has been a Director and Officer of several public and private companies.  Ms. Petryshen was recently admitted as a Fellow of the Institute of Chartered Secretaries and Administrators (FCIS), has been elected a Director and Secretary of the BC Branch of Institute and was recently appointed to the Committee for Canada; she is also a graduate of the ICSA Accredited Director Program (Acc.Dir.).  She is a member of the Canadian Society of Corporate Secretaries.
		Dec 14 2007	33,625 Common shares 7812 Warrants 235,000 Stock Options

Notes:
(1)                 Member of Audit Committee
(2)                 Member of Compensation Committee
(3)                 Member of Governance Committee
(4)                 Chair of the Audit Committee and Compensation Committee
(5)                 Chair of the Governance Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or officers of the Company:

(a)
is, as at the date of this Form 20-F, or has been, within ten years before the date of this Form 20-F, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

In August 2003, Mr. Marleau sought registration as a Financial Advisor with the Commission des valeurs mobilières du Québec (“CVMQ”), and duly filed an application for said purpose at that time. On November 13, 2003, Mr. Marleau and Gestion Palos Inc. undertook with the CVMQ to cease acting as dealers or advisors until such time as Gestion Palos Inc. was registered with the CVMQ as an advisor. Such registrations were granted by the CVMQ on December 15, 2003.

Mr. Marleau was:
•	Required by the TSX Venture Exchange, on September 3, 2003, to complete a workshop prior to acting as an officer of Stanstead Capital Inc.
•
Required by the TSX Venture Exchange, in May 2007, to submit an undertaking to the TSX Venture Exchange concerning the submission in a true and correct manner of all future Personal Information Forms in relation to acting as director of Artevo Corporation.

•
Reprimanded by the TSX Venture Exchange, on May 12, 2011, for the breach of his 2007 undertaking to the TSX Venture Exchange; required to attend a workshop; required to pay a fee of $3,000; required to provide a written acknowledgement that he had read the TSX Venture Exchange correspondence and that the 2007 undertaking remains in effect.

•
A director of Magistral Biotech Inc. in early 2006 when it was subject to a cease trade order imposed by L’Autorité des marchés financiers and the British Columbia Securities Commissions because it did not file a comparative financial statement for the financial year ended December 31, 2005.  Magistral Biotech Inc. subsequently filed the necessary disclosures and in late 2006, L’Autorité des marchés financiers and the British Columbia Securities Commissions each issued Partial Revocation Orders allowing Magistral Biotech Inc. to effect certain transactions to complete a reverse take-over with Immunotec Research Ltd.

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)
is, as at the date of this Form 20-F, or has been, within ten years before the date of this Form 20-F, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

Mr. Marleau was a director of Malette International Inc. (“Malette”) a reporting issuer listed on the Toronto Stock Exchange Venture Exchange when, on February 26, 2007, Malette Industries Inc., a wholly-owned subsidiary of Malette, filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act. On February 27, 2007, a creditor of Malette Hardwood Flooring Inc., another subsidiary of Malette, obtained a receivership order from the Superior Court of Québec. On February 2, 2007, the Autorité des marches financiers issued a cease trade order against Malette for its failure to file financial statements for the year ended September 30, 2006. Effective March 1, 2007, Mr. Marleau resigned from the board of directors of Malette.

Mr. Ramachandran was a director of Century Mining Corporation (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30, 2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver by the Quebec Superior Court with respect to Century’s assets.

(c)
has, within the ten years before the date of this Form 20-F, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Other Principle Directorships
In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau	A.I.S. Resources Limited (AIS-V) Gobimin Inc. (GMN) Eco Oro Mineral Corp. (EOM)) Huntington Exploration Inc. (HEI) Niocan Inc.(NIO) Woulfe Mining Corp. (WOF) Uni-Select Inc. (UNS)
Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR)
Michael E. Riley	Primero Mining Corp. (TSX - P)

B.           Compensation

In this Form 20-F:

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

(c)
each of the three most highly compensated executive officers of the company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date in the security’s principle marketplace in Canada;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

Named Executive Officers
During the financial year ended April 30, 2012, the Company had the following NEOs: Peter Dasler, President and CEO; Ram Ramachandran, CFO; Emil Fung, Vice President, Corporate Development; and Karl Schimann, Vice President, Exploration.

Compensation Discussion & Analysis
Due to increasingly difficult conditions facing junior uranium exploration, the Company’s management and board of directors have approved a plan to significantly reduce the overhead of the Company.  Employment and consulting contracts with all of the Company’s NEOS have been amended or terminated as discussed below:

Ram Ramachndran Consulting Agreement
Effective May 1, 2012 the Company has amended a consulting agreement with Ram Ramachandran (dba 1530622 Ontario Inc.) to provide Chief Financial Officer services.  The Company has agreed to pay an annual fee of $30,000 for production of the interim and annual financial statements and management discussion and analysis, production of the AIF and liaison with the Company’s auditors, IFRS conversion and restatement.  This consulting agreement may be terminated by either party with 30 days written notice.

Dasler Employment Agreement
The existing employment agreement dated March 3, 2008, with Peter Dasler (the “Dasler Employment Agreement”) with respect to Mr. Dasler’s position as the President, CEO and a director of the Company, pursuant to which Mr. Dasler is entitled to a fee of $191,016 per annum has been terminated pursuant to Section 4 of the Employment Agreement.  Mr. Dasler was provided 90 day written notice of termination ending on July 31, 2012.

In addition to the Dasler Employment Agreement, the contingency agreement was also terminated.  The Company and Mr. Dasler entered into a contingency agreement which governed the termination or modification of Mr. Dasler’s employment in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement.

Mr. Dasler maintains his stock option position with the Company and  he will continue on as President, and CEO. A revised compensation program will be recommended by the independent compensation committee for board acceptance prior to August 15, 2012.

Fung Employment Agreement
The existing employment agreement dated March 3, 2008, with Emil Fung (the “Fung Employment Agreement”) with respect to Mr. Fung’s position as the Vice President of Corporate Development and a director of the Company, pursuant to which Mr. Fung is entitled to a fee of $191,016 per annum, has been terminated pursuant to Section 4 of the Employment Agreement.  Mr. Fung was provided 90 day written notice of termination ending on July 13, 2012.

In addition to the Fung Employment Agreement, the contingency agreement was also terminated.  The Company and Mr. Fung entered into a contingency agreement which governed the termination or modification of Mr. Fung’s employment in the event that a change of control of the Company occurs during the term of the Fung Employment Agreement.

Mr. Fung maintains his stock option position with the Company and he will continue on as Vice President of Corporate Development. A revised  compensation program will be recommended by the independent compensation committee for board acceptance prior to August 15, 2012 .

Schimann Consulting Agreement
The existing consulting agreement dated March 3, 2008, (the “Schimann Consulting Agreement”) with Schimann Consulting Inc. (“Schimann Consulting”) a company in which Mr. Karl Schimann, Vice President of Exploration, holds a beneficial interest has been terminated pursuant to Section 4 of the Schimann Consulting Agreement.  Pursuant to the Schimann Consulting Agreement, Schimann Consulting was paid a fee of $715 per day for consulting services provided to the Company by Mr. Schimann.

In addition to the Schimann Consulting Agreement, the Company and Mr. Schimann have also entered into a contingency agreement (the “Contingency Agreement”) was also terminated.  The Contingency Agreement governed the termination or modification of Mr. Schimann’s consulting agreement in the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement.

Mr. Schimann maintains his stock option position with the Company and he will continue as Vice President of Exploration. A revised compensation program will be recommended by the independent compensation committee for board acceptance prior to August 15, 2012.

Performance Graph
The common shares of the Company commenced trading on the TSX on June 21, 2011 under the symbol “CVV”.  The following chart compares the total cumulative shareholder return for CDN $100 invested in common shares of the Company on April 30, 2008, with the cumulative total return of the S&P/TSX Composite Index (formally the TSE 300 Composite Index) for the period from April 30, 2008 to April 30, 2012.  The performance of common shares of the Company as set out in the graph does not necessarily indicate future price performance.

	Apr. 2008	Apr. 2009	Apr. 2010	Apr. 2011	Apr. 2012
S&P/TSX Composite Index	$103.88	$69.50	$91.01	$103.94	$88.20
CanAlaska Uranium Ltd.	$37.31	$23.88	$22.39	$12.54	$17.20

Share Based and Option Based Awards
The Company maintains a stock option plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval.  Previous grants of option-based awards are taken into account when considering new grants.  See “Narrative Discussion” under “Incentive Plan Awards” below for details of the Company’s stock option plan.

Compensation Governance
Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s compensation committee (the “Compensation Committee”).  The Compensation Committee consists of three independent directors namely Jean Luc Roy, Chair, Victor Fern and Hubert Marleau.  None of the above members have any direct experience that is relevant to the responsibilities in executive compensation.

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

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.  Once the base salary has been established, it will be reviewed by the Compensation Committee on an annual basis.  The Company’s compensation committee is currently reviewing the compensation packages for the executive management.

The Committee meets at least annually or more frequently if required.  On an annual basis, the Compensation Committee will report to the Board that it is compliant with its Charter.

The Compensation committee is currently evaluating its compensation practices and will be formulating polices that are flexible and reflective of current market conditions while limiting any risks arising out of compensation practices

Summary Compensation Table
The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position (a)	Year Ended April 30 (b)	Salary ($) (c)	Option-based awards ($)(3) (e)	Non-equity incentive plan compensation ($) (f)		All other compensation ($) (h)	Total compensation ($) (i)
				Annual incentive plans (f1)	Long-term incentive plans (f2)
Peter Dasler President, CEO and Director	2012 2011 2010	191,016 191,016 181,920	48,213 29,769 108,133	Nil 28,750 50,853	Nil Nil Nil	Nil Nil Nil	239,229 249,535 340,906
Ram Ramachandran CFO(1)	2012 2011 2010	67,500 80,000 6,667	6,027 15,835 Nil	Nil 2,000 Nil	Nil Nil	Nil Nil	73,527 97,835 6,667
Emil Fung Vice President Corporate Development	2012 2011 2010	191,016 191,016 181,920	48,213 6,334 53,308	Nil 28,750 48,300	Nil Nil Nil	Nil Nil Nil	239,229 226,100 283,528
Karl Schimann(2) Vice President Exploration	2012 2011 2010	160,160 175,975 179,960	48,213 59,538 35,250	Nil 28,750 57,500	Nil Nil Nil	Nil Nil Nil	208,373 264,263 272,710

Notes:
(1)	Mr. Ramachandran was appointed CFO of the Company on April 1, 2010. Mr. Ramachandran’s compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.
(2)	Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.
(3)
In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology.  The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate: 15.40% to 15.42%
Risk-free rate: 1.08% to 1.74%
Expected Life 1.48 to 2.79 years
Expected volatility 82% to 94%
Expected dividends 0%

Outstanding Share-Based and Option-Based Awards
The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2012, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	10,000 60,500 81,000 35,000 90,000 22,500 47,000 200,000	$1.00 $1.00 $1.00 $1.00 $1.00 $1.50 $1.00 $0.50	Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Dec 3/14 Apr 30/14 Oct 31/13 Nov 7/14	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
546,000
Emil Fung Vice President Corporate Development	20,000 150,000 81,000 35,000 15,000 15,000 10,000 200,000	$1.00 $1.00 $1.00 $1.00 $1.00 $1.50 $1.00 $0.50	Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13 Oct 31/13 Nov 7/14	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
526,000
Karl Schimann Vice President Exploration	20,250 6,500 200,000	$1.00 $1.50 $0.50	Jan 25/14 Apr 30/13 Nov 7/14	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
226,750
Ram Ramachandran CFO	25,000 25,000	$1.00 $0.50	Oct 31/13 Nov 7/14	Nil Nil	Nil Nil	Nil Nil
50,000

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	Nil	Nil	Nil
Ram Ramachandran	Nil	Nil	Nil
Emil Fung	Nil	Nil	Nil
Karl Schimann	Nil	Nil	Nil
The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2012:

Notes:
(1)
The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.425 per share is the closing price of the Company’s shares at April 30, 2012.

Narrative Discussion
The disinterested shareholders of the Company approved a stock option plan (the “Plan”) at the Annual General Meeting of shareholders held on September 23, 2010. The Plan increased the maximum aggregate number of common shares of the Company which may be reserved for issuance under the Plan to 34,000,000 common shares, which represented approximately 20% of the issued and outstanding common shares of the Company at that date.  In addition, the exercise price of all of the qualified stock options outstanding under the Plan as at September 23, 2010 were adjusted to the minimum exercise price permitted by the TSX-V of $0.10 per share.

On November 8, 2010 the Company consolidated its share capital on a ten old for one new basis resulting in the maximum shares issuable under the Plan having been reduced to a maximum issuable of 3,400,000 shares and the exercise price of the outstanding stock options were adjusted accordingly to the exercise price of $1.00 per share.

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

The Plan provides that the maximum aggregate number of common shares reserved for issuance under the Plan and all other share compensation arrangements of the Company is 3,400,000 common shares, representing approximately 15% of the Company’s issued and outstanding share capital.

The Plan is administered by the Compensation Committee of the Company.  Management will make recommendations to the Compensation Committee for proposed allocations.  Once the Compensation Committee approves the allotment, the proposed issuance is forwarded to the Board for acceptance.

The full text of the Plan is available by contacting the Company and has been posted on SEDAR at www.sedar.com and EDGAR at www.edgar.com .

The current status of the Plan is as follows:

Shares issued upon exercise of incentive stock options	-	419,250
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	2,906,250 74,500
TOTAL		3,400,000

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

Director Compensation Table
The following table sets forth the details of compensation provided to the directors other than the NEOs (the “Other Directors”) during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	$19,600	Nil	$12,957	Nil	Nil	$32,557
Amb. Thomas Graham Jr.	$24,698(2)	Nil	$14,464	Nil	Nil	$39,162
Jean Luc Roy	$22,300	Nil	$12,053	Nil	Nil	$34,353
Victor Fern	$17,100	Nil	$12,053	Nil	Nil	$29,153
Michael Riley	$19,725	Nil	$39,400	Nil	Nil	$59,125

Notes:
(1)
In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology.  The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:              15.40% to 15.42%
Risk-free rate:               1.08% to 1.74%
Expected Life 1.48 to 2.79 years
Expected volatility 82% to 94%
Expected dividends 0%

(2)	Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 0.9879 as of April 30, 2012.

Narrative Discussion
Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of US $25,000 converted to Canadian dollars $24,698 using the exchange rate of 0.9879 as at April 30, 2012.  The Other Directors are paid an annual retainer fee of $15,000 per year.  The chairman of the Audit Committee receives an additional $2,500 per year and the Compensation and Corporate Governance Committee Chairs receive an additional $1,500 per year.  In addition, a meeting fee of $700.00 is paid for each Board meeting attended and a fee of $600.00 is paid for each committee meeting attended.

Pension Plan Benefits
As at the year ended April 30, 2012, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the other Directors.

Termination and Change of Control Benefits
As of July 31, 2012, all senior management contracts will have been terminated by providing the required 90 day working notice.  In addition, all change of control compensatory provisions will be terminated at that time.

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

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth details of all awards outstanding for the Other Directors as at the year ended April 30, 2012, and includes awards granted to the Other Directors in prior years.

	Option-based Awards				Share-based Awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Amb. Thomas Graham Jr. (2)	15,000 7,500 17,500 60,000	$1.00 $1.00 $1.00 $0.50	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14	nil	nil	nil
100,000
Hubert Marleau	1,000 44,000 15,000 7,500 28,750 53,750	$1.00 $1.00 $1.00 $1.00 $1.00 $0.50	Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14	nil	nil	nil
150,000
Jean Luc Roy	10,000 40,000 15,000 7,500 27,500 50,000	$1.00 $1.00 $1.00 $1.00 $1.00 $0.50	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14	nil	nil	nil
150,000
Victor Fern	50,000 15,000 7,500 27,500 50,000	$1.00 $1.00 $1.00 $1.00 $0.50	Mar 24/13 Jan 25/14 Apr 30/14 Oct 31/14 Nov 7/14	nil	nil	nil
150,000
Michael Riley	100,000 50,000	$1.00 $0.50	July 24/14 Nov 7/14	nil	nil	nil
150,000

Notes:

(1)
Disclose the aggregate dollar amount of in-the-money unexercised options held at the end of the year. Calculate this amount based on the difference between the market value of the securities underlying the instruments at the end of the year, and the exercise or base price of the option.  The Company’s common shares closed at $0.425 per share on April 30, 2012 therefore the in-the-money options are nil.

(2)	On May 9, 2012 the Company granted incentive options to Thomas Graham Jr. for the purchase of 50,000 common shares at an exercise price of $0.42 per share for a three year period from the grant date.

C.           Board Practices

1.           The election and retirement of our directors are provided for in the Companies articles. An election of directors takes place at each annual meeting of shareholders.  A director retains office only until the election of his successor.  The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders.  If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. The last annual general meeting was held on September 23, 2011.  Company articles permit the directors to add additional directors to the board between annual general meetings as long as the number appointed does not exceed one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The officers of the Company are re-appointed at a directors' meeting following each annual general meeting.

2.           As at July 31, 2012 the Company and any of its subsidiaries have no service contracts with any of its directors providing for benefits upon termination of employment.

3.           The members of our audit committee included Jean Luc Roy (Chairperson), Hubert Marleau and Michael Riley. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as the accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The members of the nominating and corporate governance committee included Michael Riley (Chairperson), Hubert Marleau and Victor Fern. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee included Jean Luc Roy (Chairperson), Hubert Marleau and Victor Fern. The compensation committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation and stock options.

D.	Employees
At July 30, 2012 the Company will have 10 full time employees.  At the fiscal year end April 30, 2012, the Company employed 18 full time and 8 fixed term personnel.  During the height of the winter exploration season there were 22 full time and 13 fixed term employees.  The Company also engages contractors and consultants from time to time to work on specific projects and for administration, legal and other services that are required.  Management continues to pare down the staffing requirements of the Company in response to the downturn in the financial markets and the decrease in exploration activity for the Company.  Management intends to satisfy the staffing requirements on a consulting or fixed term basis.

E.	Share Ownership
The following tables set forth the share ownership of those persons listed in Subsection 6B above and include details of warrants, options to purchase shares of the Company and common shares beneficially owned by such persons for the most recently completed fiscal year ending April 30, 2012:

Common Shares and Stock Options at July 30, 2012:
Name Position	Number of Common Shares Beneficially Owned #	Number of Securities underlying unexercised Options #	Option Issue Date	Option Exercise price ($)	Option Expiration Date	Number of Warrants	Exercise Price ($)	Warrant Expiry Date
Peter Dasler President, Chief Executive Officer and Director		60,500 81,000 35,000 90,000 22,500 47,000 200,000	Dec 21/07 Jan 26/09 May 1/09 Dec 4/09 Apr 30/09 Oct 30/10 Nov 8/11	$1.00 $1.00 $1.00 $1.00 $1.50 $1.00 $0.50	Dec 20/12 Jan 25/14 Apr 30/14 Dec 3/14 Apr 30/14 Oct 31/13 Nov 7/14	7,812	$1.90	Dec 22/12
	179,380	536,000				7,812
Emil Fung Vice President Corporate Development and Director		150,000 81,000 35,000 15,000 15,000 10,000 200,000	Dec 21/07 Jan 26/09 May 1/09 May 1/09 Apr 30/10 Oct 30/10 Nov 8/11	$1.00 $1.00 $1.00 $1.00 $1.50 $1.00 $0.50	Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13 Oct 31/13 Nov 7/14	7,812	$1.90	Dec 22/12
	56,489	506,000				7,812
Amb. Thomas Graham Jr. Chairman and Director		15,000 7,500 17,500 60,000 50,000	Jan 26/09 Apr 30/09 Oct 30/10 Nov 8/11 May 9/12	$1.00 $1.00 $1.00 $0.50 $0.42	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Apr 30/15
	20,000	150,000				nil
Hubert Marleau Director		44,000 15,000 7,500 28,750 53,750	Dec 21/07 Jan 26/09 May 1/09 Oct 30/10 Nov 8/11	$1.00 $1.00 $1.00 $1.00 $0.50	Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14
	Nil	149,000				nil
Jean Luc Roy Director		10,000 40,000 15,000 7,500 27,500 50,000	Oct 31/07 Dec 21/07 Jan 26/09 May 1/09 Oct 30/10 Nov 8/11	$1.00 $1.00 $1.00 $1.00 $1.00 $0.50	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14
	5,700	150,000				nil
Victor Fern Director		50,000 15,000 7,500 27,500 50,000	Mar 25/07 Jan 26/09 Apr 30/09 Oct 30/10 Nov 8/11	$1.00 $1.00 $1.00 $1.00 $0.50	Mar 24/13 Jan 25/14 Apr 30/14 Oct 31/14 Nov 7/11
	Nil	150,000				nil
Michael Riley Director		100,000 50,000	Jul 25/11 Nov 8/11	$1.00 $0.50	Jul 24/14 Nov 7/14
	Nil	150,000				nil
Karl Schimann Vice President Exploration		20,250 6,500 200,000 5,000	May 1/09 Apr 30/10 Nov 8/11 May 9/12	$1.00 $1.50 $0.50 $0.42	Jan 25/14 Apr 30/13 Nov 7/14 Apr 30/15	7,812	$1.90	Dec 22/12
	423,375	231,750				7,812
Ram Ramachandran Chief Financial Officer		25,000 25,000 5,000	Nov 1/10 Nov 8/11 May 9/12	$1.00 $0.50 $0.42	Oct 31/13 Nov 7/14 Apr 30/15
	Nil	55,000				nil
Frances Petryshen Corporate Secretary		20,000 45,000 12,500 22,500 25,000 10,000 100,000	Dec 21/07 Jan 26/09 May 1/09 Dec 4/09 Apr 30/10 Nov 1/10 Nov 8/11	$1.00 $1.00 $1.00 $1.00 $1.50 $1.00 $0.50		7,812	$1.90	Dec 22/12
	33,625	235,000				7,812

Share Option Plan:
Management believes that incentive plan awards are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently an industry standard.  For a description of the share option plan please refer to Item 6. Directors, Senior Management and Employees; Subsection B. Compensation.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

1. (a)
To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at April 30, 2012, the Company had 22,058,136 shares issued and there are no shareholders beneficially owning, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company.

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

2.
The most recent records show that the Company has approximately 6,000 shareholders of record holding 22,058,136 common shares of the Company.  Approximately 75% of the shareholders are located in Canada 15% in the United States 7% in Asia and the balance in Europe.

3.	To the extent known to the Company, the Company is not owned or controlled directly or indirectly by another corporation, by any foreign government, or any other legal person(s) severally or jointly.

4.	There are no arrangements known to the Company of which may at a subsequent date result in a change of control of the Company.

B.               Related Party Transactions
There were no material related party transactions from the last fiscal year end April 30, 2011, to the current date of this report.  There are no proposed material related party transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2012 consolidated financial statements filed herewith.

C.               Interests of Experts and Counsel
This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.                          FINANCIAL INFORMATION

A.               Consolidated Statements and Other Financial Information

This Form 20-F contains consolidated financial statements for the Company for fiscal year end April 30, 2012 which contains an audit report dated July 27, 2012 filed herewith under Item 19.

 B.               Significant Changes

There have been no significant changes since the financial year ended April 30, 2012, other than disclosed in this
Form 20-F.

ITEM 9.                          THE OFFER AND LISTING

This Form 20-F is being filed as an annual report under the Exchange Act, and as such provides information called for by items 9.A.4 and 9.C.

A.           Offer and Listing Details
Information regarding pricing history of the stock shall be disclosed as follows:

1.           TSX Venture Exchange and Toronto Stock Exchange Trading Activity*

(a)           The annual high and low market prices for the five most recent financial years as quoted on the TSX Venture Exchange and the Toronto Stock Exchange:

Year Ended	High	Low
May 2011 – April 2012 May 2010 – April 2011 May 2009 – April 2010 May 2008 – April 2009 May 2007 – April 2008	0.83 1.79 1.95 3.10 7.00	0.30 0.84 1.45 0.45 2.50

(b)           The two most recent full financial years and any subsequent period: the high and low marketprices for each full financial quarter as quoted on the TSX or the TSX Venture Exchange:
TSX Venture Exchange	High	Low
2012
First Quarter	0.83	0.64
Second Quarter	0.66	0.42
Third Quarter	0.53	0.30
Fourth Quarter	0.52	0.41
2011
First Quarter	1.50	1.00
Second Quarter	1.40	0.90
Third Quarter	1.79	1.15
Fourth Quarter	1.68	0.84

(c)           The high and low market prices for the most recent six months as quoted on the Toronto Stock Exchange:

2012	High	Low
January	0.50	0.41
February	0.52	0.48
March	0.51	0.44
April	0.48	0.41
May	0.43	0.33
June	0.41	0.32

The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV”.  On June 21, 2011 the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under the same symbol “CVV”.

2.           Over-the-Counter Bulletin Board Trading Activity

(a)           The annual high and low market prices for the five most recent financial years as quoted on the Over-the-Counter Bulletin Board:

Year Ended	High	Low
May 2011 – April 2012 May 2010 – April 2011 May 2009 – April 2010 May 2008 – April 2009 May 2007 – April 2008	0.87 1.79 2.00 3.50 6.40	0.30 0.70 1.30 0.40 2.60

(b)           The two most recent full financial years and any subsequent period: the high and low marketprices for each full financial quarter as quoted on the Over-the-Counter Bulletin Board:
Quarter Ended	High	Low
2012
First Quarter	0.87	0.67
Second Quarter	0.72	0.40
Third Quarter	0.52	0.30
Fourth Quarter	0.54	0.40
2011
First Quarter	1.50	0.90
Second Quarter	1.40	0.70
Third Quarter	1.79	1.12
Fourth Quarter	1.68	0.85

(c)          The high and low market prices for the most recent six months as quoted on the Over-the-Counter Bulletin Board:

2012	High	Low
January	0.52	0.40
February	0.54	0.47
March	0.49	0.45
April	0.49	0.40
May	0.43	0.30
June	0.36	0.29

B.           Plan of Distribution
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.           Markets
The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV” and are listed on the OTCBB from December 3, 1999 and under the trading symbol of “CVVUF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7N.  On June 21, 2011, the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under the same symbol “CVV”.

D.           Selling Shareholders
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.           Dilution
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.           Expenses of the Issue

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.                      ADDITIONAL INFORMATION

A.	Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.               Memorandum and Articles of Association

1.	The Company is permitted to conduct any lawful business, that it is not restricted from conducting by itsmemorandum and articles, neither of which contain any restriction on the lawful business that the Companymay conduct. CanAlaska Uranium Ltd. executive, registered and records office is located at 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone number 604.688.3211.

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canadaunder the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name toCanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999, the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) since January 4, 1988 and is a Tier 1 Company. The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVUF since December 3, 1999, and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7. On June 21, 2011, the Company delisted its shares from the TSX-Venture Exchange and listed on the Toronto Stock Exchange.

The Company is a reporting company in British Columbia, Alberta, Ontario and Labrador and Newfoundland. The Company is extra-provincially registered in Labrador and Newfoundland, Saskatchewan, Manitoba, andAlberta, Canada.

2.	A director who is, in any way, directly or indirectly interested in an existing proposal or contract or transaction with the Company, where a conflict of interest is declared, the nature and extent of the conflict which must be disclosed as required by the Business Corporations Act (British Columbia), may not vote in respect to the approval of the transaction.

3.
All of the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.  The holders of the common shares are entitled to one vote for each common share on all matters to be voted on by the shareholders.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

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

A copy of our Articles of Incorporation are incorporated by reference as Exhibit 1.1 to this Annual Report on Form 20-F.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.  No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders
For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders
For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules
If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  The Company believes that it was classified as a PFIC during the tax year ended April 30, 2012, and may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company
The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.  For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares.  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code
If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”  A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).  Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return.  However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years). A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).  Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.
A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares
The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares
Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares.  Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.
Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income
For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.  Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.           Dividends and Paying Agents
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.           Statements by Experts
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.           Documents on Display
Any statement in this Annual Report about any of the Company's contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company also files electronically through the EDGAR system.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

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

ITEM 11.                         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2012, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, financial performance, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended April 30, 2012, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, our CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual report on internal control over financial reporting

As at the end of the period covered by this annual report, management of the Company, with the participation of the CEO and the CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting as required by Canadian securities laws. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report, the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The CEO and the CFO have also concluded that, as of the end of the period covered by this annual report, the internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its internal control over financial reporting, the Company used the Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's internal control over financial reporting. During the year ended April 30, 2012, there were no changes to the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

ITEM 16.                         [Reserved]

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee
The Company’s audit committee members are Jean Luc Roy, Michael Riley and Hubert Marleau.  They are all independent directors as such term is defined by the listing standards of the NYSE MKT.  The board of directors has determined that the Chairman of the Company’s Audit Committee, Jean Luc Roy, qualifies as an “audit committee financial expert” as that term is defined in Item 16A(b) of Form 20-F.  As a result of their education and experience, each member of the audit committee has familiarity with, and understanding of, or experience in accounting principles used by the Company to prepare its financial statements, in reviewing and evaluating the financial statements and are familiar with internal controls and procedures for financial reporting.

Mr. Roy is chairman and an independent member of the audit committee and is financially literate.  Mr. Roy has an understanding of IFRS and financial statements.  He has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves.  In addition he has the background and experience to deal with the complexity of accounting issues that can be reasonably raised by the registrant’s financial statements.  Mr. Roy has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function.  Mr. Roy has been a director or executive officer of several exploration and mining companies for the past 20 years.  Mr. Roy was the past President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

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

A copy of the audit committee charter is available on the Company’s web site and is available by contacting the Company directly.  The Audit Committee Charter is filed herewith.

ITEM 16B.                      CODE OF ETHICS

The Company has adopted a Code of Ethics (“COE”) which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors.  The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  A copy of the COE is provided to all individuals associated with the Company including outside contractors.

The COE establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and Health and Safety.  A whistle blower system for reporting violations to the COE has been established and is routinely revisited during regular employee meeting and orientations.

The COE is posted on the Company’s web site, has been posted to SEDAR and EDGAR.  A copy of the COE may be requested by contacting the head office at #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, by telephone 604.688.3211, fax 604.688.3217 or via e-mail at canalaska.com.  The Code of Ethics is filed herewith.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm, Deloitte & Touche LLP for various services in Canadian Dollars.

External Auditor Service Fees
The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit of the Company’s accounts are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2012	$50,290	$40,125	$79,871	Nil
2011	$48,150	$11,660	$30,788	Nil

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

None.

ITEM 16E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases made on behalf of the issuer or any affiliate issuer during this reporting period.

ITEM 16F.             CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

ITEM 16G.             CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                     MINE SAFETY DISCLOSURE

Not applicable
PART III

ITEM 17.                       CONSOLIDATED FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                       FINANCIAL STATEMENTS

See the consolidated financial statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19.                        EXHIBITS

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. The financial statements appear on Pages F-1 through F-41.  This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below.

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Chartered Accountants on Consolidated Financial Statements.

•	Consolidated Statements of Financial Position as at April 30, 2012 and 2011 and May 1, 2010.

•	Consolidated Statements of Net Loss and Comprehensive Loss for the year ended April 30, 2012 and 2011.

•	Consolidated Statements of Changes in Equity for the year ended April 30, 2012 and 2011.

•	Consolidated Statements of Cash Flows for the year ended April 30, 2012 and 2011.

•	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
1.1	Articles of Incorporation*
11.1	Code of Ethics
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
14.1	Management Discussion and Analysis dated July 30, 2012
14.2	Audit Committee Charter
14.3	Corporate Governance Policy

* Previously filed and incorporated by reference from our Form 20-F filed with the SEC on September 14, 2010

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:           July 30, 2012

CANALASKA URANIUM LTD.

“Peter Dasler”
President & CEO

“Ram Ramachandran”
Chief Financial Officer