Form 20-F
period 2013-04-30
CANALASKA URANIUM LTD
filed 2013-07-30
CIK 1023109

UNITED STATES
Securities and Exchange Commission
Washington, DC 20549

Form 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended APRIL 30, 2013
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

22,058,136 Common Shares without par value issued and outstanding at April 30, 2013

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	OTHER

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

yes	no	☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

yes	no

(i)

TABLE OF CONTENTS

GLOSSARY OF MINING TERMS	(vi)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	(ix)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS			1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE			1

ITEM 3.	KEY INFORMATION			1
	A.	Selected Financial Data		1
	B.	Capitalization and Indebtedness		4
	C.	Reasons for the Offer and Use of Proceeds		4
	D.	Risk Factors		5

ITEM 4.	INFORMATION ON THE COMPANY			8
	A.	History and Development of the Company		8
	B.	Business Overview		9
	C.	Organizational Structure		9
	D.	Property Plant and Equipment		10

		1.	WEST MCARTHUR PROJECT, SASKATCHEWAN	10
		2.	CREE EAST PROJECT, SASKATCHEWAN	11
		3.	NW MANITOBA, MANITOBA	12
		4.	RUTTAN, MANITOBA	12
		5.	PATTERSON CLAIMS, SASKATCHEWAN	12
		6.	BC COPPER, BIG CREEK, QUESNEL CLAIMS	12
		7.	COLLINS BAY, SASKATCHEWAN	12
		8.	OTHER PROJECTS	12

ITEM 4A.	UNRESOLVED STAFF COMMENTS			15

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS			15
	A.	Operating Results		15
		Significant Accounting Policies		15
		Results of Operations - Consolidated Statement of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2013 and 2012		20
	B.	Liquidity and Capital Resources		22
	C.	Research and Development, Patents and Licenses, etc.		24
	D.	Trend Information		24
	E.	Off-Balance Sheet Arrangements		24
	F.	Tabular Disclosure of Contractual Obligations		25

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES			25
	A.	Directors and Senior Management		26
	B.	Compensation		28
	C.	Board Practices – Mandate of the Board of Directors		35
	D.	Employees		36
	E.	Share Ownership		36

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS			38
	A.	Major Shareholders		38
	B.	Related Party Transactions		38
	C.	Interests of Experts and Counsel		38

(ii)

ITEM 8.	FINANCIAL INFORMATION		38
	A.	Consolidated Statements and Other Financial Information	38
	B.	Significant Changes	38

ITEM 9.	THE OFFER AND LISTING		38
	A.	Offer and Listing Details	38
	B.	Plan of Distribution	40
	C.	Markets	40
	D.	Selling Shareholders	40
	E.	Dilution	40
	F.	Expenses of the Issue	40

ITEM 10.	ADDITIONAL INFORMATION		40
	A.	Share Capital	40
	B.	Memorandum and Articles of Association	41
	C.	Material Contracts	42
	D.	Exchange Controls	42
	E.	Taxation	42
	F.	Dividends and Paying Agents	48
	G.	Statements by Experts	48
	H.	Documents on Display	49
	I.	Subsidiary Information	49

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		49

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		49

PART II

(iii)

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS	65

ITEM 18.	FINANCIAL STATEMENTS	65

ITEM 19.	EXHIBITS	65

	SIGNATURES	67

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

●	Report of Independent Registered Chartered Accountants on Consolidated Financial Statements for the years ended April 30, 2013 and 2012.

●	Consolidated Statements of Financial Position as at April 30, 2013 and 2012.

●	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2013 and 2012.

●	Consolidated Statements of Changes in Equity for the years ended April 30, 2013 and 2012.

●	Consolidated Statements of Cash Flows for the years ended April 30, 2013 and 2012.

●	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
1.1	Articles of Incorporation*
11.1	Code of Ethics
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
14.1	Management Discussion and Analysis dated July 19, 2013
14.2	Audit Committee Charter
14.3	Corporate Governance Policy
99.1	Consolidated Financial Statements for the year ended April 30, 2013 and 2012

* Previously filed and incorporated by reference from our Form 20-F filed with the SEC on September 14, 2010

(iv)

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

(v)

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

(vi)

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

(vii)

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

(viii)

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

ITEM 3.               KEY INFORMATION

A.           Selected Financial Data

1.
The selected financial data and the information in the following tables of the Company for the years ended April 30, 2013 and April 30, 2012 were derived from the consolidated financial statements of the Company.  These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standard as issued by the International Accounting Standards Boards (“IFRS”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The Company’s consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments which are measured at fair value.

The selected financial data should be read in conjunction with the consolidated financial statements along with the notes thereto, the Management Discussion and Analysis (“MDA”) dated July 19, 2013, filed herewith, and Item 5 – Operating and Financial Review Prospects.

2.
The table below summaries certain consolidated financial information in accordance with IFRS for the years ending April 30, 2013, April 30, 2012 and April 30, 2011.  The information has been derived from the consolidated financial statements filed herewith.

International Financial Reporting Standards
 (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2013	2012	2011
Assets
Cash and cash equivalents	1,265	4,394	9,642
Other current assets	144	466	981
Mineral properties	1,238	1,356	1,797
Other non-current assets	578	849	959
Total assets	3,225	7,065	13,379
Liabilities
Current liabilities	195	1,792	2,461
Shareholders’ Equity
Common shares	73,205	73,210	72,108
Equity reserve	10,682	10,506	10,170
Investment revaluation reserve	(1)	53	267
Deficit	(80,856)	(78,496)	(71,627)

Revenues	-	-	-
Exploration costs	876	5,119	7,717
Other expenses	1,484	1,750	2,079
Net loss for the year	(2,360)	(6,869)	(9,796)
Unrealized loss (gain) on available-for-sale securities	54	214	(257)
Total comprehensive loss for the year	(2,414)	(7,083)	(9,539)
Weighted Avg.# of shares outstanding (000’s)	22,058	20,425	18,114
Net loss per share – basic and diluted	(0.11)	(0.34)	(0.54)

2. (a)
The table below summaries certain consolidated financial information for the years ending April 30, 2010 and 2009 in accordance with U.S. GAAP in Canadian dollars, which have been derived from previously published consolidated financial statements for the year ended dates.

U.S. GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2010	2009
Assets
Cash	7,889	6,339
Restricted cash	833	-
Other current assets	1,409	1,272
Mineral properties	1,043	583
Other non-current assets	1,134	1,144
Total assets	12,308	9,338
Liabilities
Current liabilities	1,626	1,194
Future income tax liability	-	-
Shareholders’ Equity
Common shares	67,655	62,219
Contributed surplus	10,108	8,383
Accumulated other comprehensive income	10	9
Deficit	(76,613)	(68,439)
Non-controlling interest	9,554	5,972

Revenues	-	-
Exploration costs	6,652	7,418
Other expenses	2,973	3,688
Loss before income taxes	(9,625)	(11,106)
Future income tax (expense) recovery	-	-
Net loss for the year	(9,625)	(11,106)
Loss attributable to non-controlling interests	1,418	1,097
Loss attributable to common shareholders	(8,207)	(10,009)
Unrealized (gain) loss on available-for-sale securities	(1)	157
Comprehensive loss for the year	(9,624)	(11,263)
Weighted Avg.# of Shares Outstanding	15,376	13,716
Net Loss Per Share – basic and diluted	(0.53)	(0.72)

2. (b)
The table below summaries certain consolidated financial information for the years ending April 30, 2010 and 2009 in accordance with Canadian GAAP in Canadian dollars, which have been derived from previously published consolidated financial statements for the year ended dates.

Canadian GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2010	2009
Assets
Cash	8,722	6,339
Other current assets	1,409	1,272
Mineral properties	46,245	39,133
Other non-current assets	1,134	1,144
Total assets	57,510	47,888
Liabilities
Current liabilities	1,626	1,194
Future income tax liability	3,399	2,654
Shareholders’ Equity
Common shares	60,878	56,183
Contributed surplus	9,665	7,940
Accumulated other comprehensive income	10	9
Deficit	(30,668)	(27,692)
Non-controlling interest	12,600	7,600

Revenues	-	-
Exploration costs	477	1,008
Other expenses	2,960	2,815
Loss before income taxes	(3,437)	(3,823)
Future income tax (expense) recovery	461	268
Net loss for the year	(2,976)	(3,555)
Unrealized (gain) loss on available-for-sale securities	(1)	157
Comprehensive loss for the year	(2,975)	(3,712)
Weighted Avg.# of Shares Outstanding	15,576	13,716
Net Loss Per Share – basic and diluted	(0.19)	(0.26)

3. (a)	On July 19, 2013 the exchange rate of the Canadian dollar into United States Dollars based on the nominal rate for U.S. Dollars reported by the Bank of Canada was $1.00 equals C$1.04.

3. (b)	U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

2013	February	March	April	May	June
High	1.0314	1.0343	1.0295	1.0402	1.0556
Low	0.9989	1.0174	1.0119	1.0054	1.0186

3. (c)	U.S. Dollar/Canadian Dollar Exchange Rates for the Five Most Recent Financial Years

Fiscal Year Ended	Average	High	Low	Close
April 30, 2013	1.0035	1.0397	0.9683	1.0075
April 30, 2012	0.9959	1.0630	0.9383	0.9879
April 30, 2011	0.9873	1.0582	0.9218	0.9464
April 30, 2010	1.0109	1.1079	1.0038	1.0158
April 30, 2009	1.1926	1.1977	1.1875	1.1930

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

Cash Flows and Additional Funding Requirements
The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 780,358 ha of property to reduce to 741,319 ha by December 31 2013, and 683,728 ha by December 31 2014. The Company’s Fond Du Lac property reaches its last anniversary on February 25 2014, following which time a new lease will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada.  The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date.

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

Foreign Political Risk
The Company’s property interests are currently located in Canada, Alaska, and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

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

Key Management
The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.  The Company on July 31, 2012 terminated all long term employment contracts with senior management and completed the negotiation of reduced contracts with the CEO, former CFO and VP Exploration.  The VP Corporate Development position was terminated and the responsibilities have been assumed by the CEO. Remaining technical staff are working on part time contracts. In January 2013, Mr. Chan, the Corporate Controller took over the position of CFO replacing Mr. Ramachandran. In June 2013, the Company received the resignation of board member, Hubert Marleau.

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

We Are An Exploration Stage Company
At present, none of our properties have a qualified and measured body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.  The development of uranium and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of uranium or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

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

The Company believes it is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2013, and may be a PFIC in future tax years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Our Stock Is Thinly Traded
The trading market for our shares is not always liquid. The market price of our common shares has ranged from a high of $0.43 and a low of $0.12 during the twelve month period ended April 30, 2013.  Although our shares trade on the Toronto Stock Exchange, FINRA Over-the-Counter Bulletin Board and on the Frankfurt Stock Exchange, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

ITEM 4.               INFORMATION ON THE COMPANY

A.           History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999, the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The Company was transitioned under the British Columbia Business Corporations Act on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.  On November 8, 2010, the Company consolidated its share capital on a 10 for one basis.  On June 21, 2011, the Company’s shares were listed for trading on the Toronto Stock Exchange and were de-listed from the TSX Venture Exchange.  The registered office is #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, Canada.  The telephone number is 604.688.3211 the fax number is 604.688.3217.  The Company’s host agent in the United States is Incorp Services Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

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

Due to increasingly difficult market conditions facing junior uranium exploration, the Company’s management is evaluating its priorities and has taken steps to reduce discretionary expenditures. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

The Company intends to restrict its exploration activity in the uranium sector until financial markets recover.  Management intends to continue its efforts to joint venture or sell its various uranium assets to reduce ongoing expenditures and strengthen its treasury. The Company has reduced the size of its operations team to match reduced project funding and market financings.

The Company is in the early stages of exploration on all of its mineral properties.

The Company generates the majority of its exploration projects, and in the past has organized and managed technical staff and field crews to carry out project work on its own behalf and for others. The Company has reduced its overall staff levels, and will continue this path if there is a continued decline in the ability to support uranium exploration.

The Company can give no estimate of the time to reach discovery on any of its projects.  This is dependent upon the availability of funding, the prospectivity of the projects, and the successful completion of exploration and drill programs.

As part of its efforts to conserve its cash position and reduce obligations, between July 13 and July 31, 2012 the Company terminated the management contracts of all of its senior management team and entered into new management contracts on August 1, 2012.  For details of the new management contracts, see “Executive Compensation” section of this 20-F.

C.           Organizational Structure

CanAlaska Resources Ltd. USA (“CanAlaska USA”) is a wholly-owned subsidiary incorporated by the Company in the State of Nevada on May 16, 1988 for the purpose of mineral exploration in Alaska.  The Company’s registered agent in the State of Nevada is Incorp. Services Inc., 2360 Corporate Circle – Suite 400, Henderson, Nevada 89074-7722 USA.

Golden Fern Resources Limited is a wholly-owned subsidiary incorporated under the Companies Act of New Zealand on August 15, 1993 for the purpose of exploration of mineral resources in New Zealand.

CanAlaska West McArthur Uranium Ltd. (“CWMU”) is a wholly-owned subsidiary that was incorporated under the Business Corporations Act of British Columbia on March 15, 2007.  CWMU acts as the operator for the 50/50 West McArthur Joint Venture Project located in the Athabasca basin Saskatchewan, Canada, with MC Resources Canada Ltd., (a division of Mitsubishi Development PTY Ltd.) and the Company.

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

Poplar Uranium Limited is a wholly owned subsidiary that was incorporated under the Business Corporations Act of British Columbia on August 22, 2007. The company holds the title to one recently acquired gold property in Nunavut.

D.           Property, Plants and Equipment

Overview
The Company currently has 18 projects within the Athabasca basin area and has carried out exploration programs on 6 of these in the past year. In fiscal 2013, the Company spent $0.6 million ($1.0 million net of $0.4 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the fourth quarter of 2013 is significantly down from the same comparative quarter of 2012, as the Company has reduced its exploration spend to conserve cash relative to the prior period. In the fourth quarter, the Company historically spent this time drilling in the winter season in the Athabasca Basin at our various projects.

The following table summarizes the Company’s expenditures for twelve months ended April 30, 2013.

Table 2: ($000's) Total Exploration	Cree East	West McArthur	Fond du Lac	NW Manitoba	Other Athabasca Basin Projects	New Zealand	Other and Generative Projects	Total
Camp Cost & Operations	4	(7)	-	-	-	-	9	6
Drilling	-	-	9	-	-	-	-	9
General & Admin	37	77	3	10	13	6	129	275
Geochemistry	6	16	-	1	-	-	8	31
Geology	73	65	1	8	20	-	75	242
Geophysics	2	226	4	8	23	-	62	325
Other	62	28	-	10	1	-	21	122
Gross Expenditures	184	405	17	37	57	6	304	1,010
Reimbursement	(91)	(213)	-	-	-	-	(74)	(378)
Net Expenditures	93	192	17	37	57	6	230	632

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

1.           West McArthur Project, Saskatchewan – Mitsubishi

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

Table 3: ($000's)	Quarterly								Year Ended
West McArthur Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
Camp Cost & Operations	-	-	143	230	-	-	-	(8)	373	(8)	2,976
Drilling	-	-	72	1,165	-	-	-	-	1,237	-	6,745
General & Admin	40	32	27	23	31	26	12	8	122	77	2,097
Geochemistry	8	4	1	27	15	1	-	-	40	16	339
Geology	19	49	10	176	48	16	1	-	254	65	1,000
Geophysics	652	161	63	274	211	12	4	-	1,150	227	5,775
Other	50	29	53	106	20	3	6	-	238	29	674
Gross Expenditures	769	275	369	2,001	325	58	23	-	3,414	406	19,606
Reimbursement	(403)	(144)	(193)	(1,041)	(171)	(30)	(12)	-	(1,781)	(213)	(14,208)
Net Expenditures	366	131	176	960	154	28	11	-	1,633	193	5,398

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

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

2.           Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. In December 2007 a Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2013, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2013, the Company is holding approximately $605,000 of joint venture funds.

Table 4: ($000's)	Quarterly								Year Ended
Cree East Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
Camp Cost & Operations	-	-	163	279	4	-	-	-	442	4	3,344
Drilling	(6)	-	186	1,163	-	-	-	-	1,343	-	6,713
General & Admin	62	(19)	6	15	5	-	14	18	64	37	477
Geochemistry	3	1	2	32	5	1	-	-	38	6	536
Geology	30	14	44	211	49	2	2	20	299	73	1,582
Geophysics	4	10	171	38	1	-	1	-	223	2	3,259
Management Fees	8	(31)	60	182	10	1	3	6	219	20	1,552
Other	10	2	27	66	30	4	5	3	105	42	1,464
Net Expenditures	111	(23)	659	1,986	104	8	25	47	2,733	184	18,927

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

The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of drill exploration. Work permits are in place, but current expenditures are minimized.

3.           NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The project was re-started in March 2012 following a four and a half year permitting delay due to consultations between the government of Manitoba and the local community. The Company has now concluded an operating MOU with the local community and recommenced ground survey work. The ground resistivity gravity geophysical surveys carried out in March 2012 localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey. These targets are similar in style to the Andrew Lake uranium project in Nunavut, which has similar resistivity and gravity geophysical responses related to uranium mineralization hosted in regional fault structures.

The Company is actively seeking a joint venture partner for this project and has permitting for drilling in 2013.

4.           Ruttan, Manitoba

In June 2012, the Company acquired the Ruttan property by staking two blocks of claims, totaling 1,055 hectares adjacent to and northeast of the past-producing Ruttan copper mine, located near Leaf Rapids in Northern Manitoba. There is a drill target indication from geophysics and historical drill information. The Company is actively seeking a joint venture partner and has applied for drill permits.

5.           Patterson Claims, Saskatchewan

In January 2013, the Company acquired the Patterson property by staking three blocks of claims, totaling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin.

6.           BC Copper, Big Creek, Quesnel Claims

BC Copper is comprised of approximately 7,000 hectares in multiple claim blocks, located in south central British Columbia.  In March 2012, the Company optioned the claims to Tyrone Docherty (“Doherty”) to earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012, the Company amended the agreement where a third party, Discovery Ventures Ltd., and Docherty, could earn a 50% interest for the expenditure of $75,000 (spent) in summer 2012, a further $87,500 of exploration expenditure by July 1, 2013, and a further $87,500 of exploration expenditure by July 1, 2014.

In April 2013, the Company recognized an impairment on certain of its BC Copper claims ($6,863) as it did not renew its permits on these claims. The Company has kept two claim blocks (Big Creek and Quesnel).

On July 2, 2013, the option agreement with Docherty and Discovery Venture Ltd. for the BC Copper (Big Creek) project was terminated.

7.           Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation was amended whereby the Company extended the option period from six years to eight years. In consideration for the amendment, the Company accelerated its staged common share issuances and issued 10,000 common shares on July 12, 2013. As a result, as of July 2013, the Company has issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

8.           Other Projects

The Company has used its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties.  For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Projects” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Table 5: Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Grease River	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	ZTEM survey evaluation
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Seeking Venture Partner	No significant work undertaken
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property,NZ	Option with Atlantic Industrial Minerals Inc.	Underground evaluation carried out

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., completed an agreement for work on the project in September 2012 with Atlantic Industrial Minerals Inc. Atlantic Industrial Minerals Inc. has carried out the first work and entered the underground workings of the Morning Star Mine.

In fiscal 2013, the Company recognized an impairment on its Arnold, Cree West, Alberta and certain of its BC Copper claims for approximately $101,000 as it did not renew its permit on these properties.

CanAlaska maintains 14 other projects in the Athabasca basin; one project in New Zealand; one project in Alaska and two projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. These projects are being marketed for sale or joint venture, and the Company hopes to realize increased value in the future.

Project Expenditure Summary
Details of life to date (“LTD”) exploration and evaluation expenditures:

Table 6: ($000’s)	2013 Fiscal Expenditures					Life to Date - April 30, 2013
Project	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	184	-	184	-	18,927	-	18,927
West McArthur	-	406	(213)	193	65	19,541	(14,208)	5,398
Poplar	-	-	-	-	166	3,637	(3,210)	593
Fond Du Lac	-	17	-	17	120	4,415	-	4,535
Grease River	-	-	-	-	133	3,494	(2,850)	777
Cree West	-	-	(48)	(48)	-	1,112	(1,112)	-
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	36	-	36	16	7,308	-	7,324
Helmer	-	14	-	14	107	5,046	-	5,153
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	2	(11)	(9)	-	2,331	-	2,331
Hodgson	-	81	-	81	109	1,561	-	1,670
Arnold	-	-	(35)	(35)	-	1,341	-	1,341
Collins Bay	-	-	-	-	-	1,309	-	1,309
McTavish	-	4	-	4	74	687	(108)	653
Carswell	-	23	(37)	(14)	137	753	-	890
Ruttan	15	32	-	47	15	34	-	49
Other	4	2	-	6	57	2,870	(1,919)	1,008
New Zealand
Reefton, NZ	-	6	-	6	24	786	(481)	329
Other
Other Projects, Various	1	194	(82)	113	74	675	(425)	324
Total	20	1,001	(426)	595	1,238	82,820	(25,360)	58,698

Table 7: ($000’s)	2012 Fiscal Expenditures					Life to Date - April 30, 2012
Project	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	2,733	-	2,733	-	18,743	-	18,743
West McArthur	-	3,414	(1,781)	1,633	65	19,136	(13,995)	5,206
Poplar	-	11	-	11	166	3,637	(3,210)	593
Fond Du Lac	-	123	-	123	120	4,397	-	4,517
Black Lake	-	79	(147)	(68)	-	1,582	-	1,582
Grease River	-	50	(50)	-	133	3,494	(2,850)	777
Cree West	-	-	-	-	48	1,112	(1,137)	23
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	564	-	564	16	7,272	-	7,288
Helmer	-	2	-	2	107	5,032	-	5,139
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	-	-	-	11	2,329	-	2,340
Hodgson	-	250	-	250	109	1,480	-	1,589
Arnold	-	1	-	1	35	1,341	-	1,376
Collins Bay	-	21	-	21	-	1,309	-	1,309
McTavish	-	12	-	12	74	683	(108)	649
Carswell	-	295	-	295	173	730	-	903
Other	-	15	-	15	53	2,868	(1,919)	1,002
New Zealand
Rise and Shine, NZ	-	-	(301)	(301)	-	416	(407)	9
Reefton and Other NZ Projects	-	111	-	111	24	780	(481)	323
Other
Other Projects, Various	10	126	(3)	133	80	483	(343)	220
Total	10	7,807	(2,282)	5,535	1,356	83,817	(25,497)	59,676

ITEM 4A -           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results
This discussion should be read in conjunction with the consolidated financial statements of the Company for the fiscal year ended April 30, 2013 and the Management Discussion and Analysis dated July 19, 2013 as filed herewith.

Significant Accounting Policies
The complete list of the Company’s significant accounting policies are set out in Note 3 of the consolidated financial statements  for the year ended April 30, 2013, filed herewith.

Financial assets and liabilities
Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

These are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Available-for-sale securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income ("OCI”) in the investments revaluation reserve with the exception of significant or prolonged losses which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of net loss and comprehensive loss for the period.

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

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.  Subsequent costs are capitalized to the respective mineral property interests.

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

Impairment of financial assets
Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of net loss and comprehensive loss. With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Impairment of non-financial assets
At each reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates, generally by mineral property interests. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.  For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the rights to explore, substantive expenditure in the specific area is neither budgeted or planned, and if the entity has decided to discontinue exploration activity in the specified area.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s non-financial assets are impaired. External sources of information management considers include changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its non-financial assets.  Internal sources of information management consider include the manner in which non-financial assets are being used or are expected to be used and indications of economic performance of the assets.

Decommissioning liabilities
Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised. There are no decommissioning liabilities obligations as at April 30, 2013 and April 30, 2012.

Income taxes
Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of net loss and comprehensive loss except to the extent it relates to items recognized directly in equity, in which case the related taxes are recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

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

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10 of the Company’s audited financial statements for the year ended April 30, 2013 and 2012. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

Flow-through shares
Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby a company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the residual difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income when the Company has the intention to renounce the expenditures with the Canadian taxation authorities for qualifying expenditures previously incurred.  The deferred tax impact, if any, is recorded at the same time.

Future Accounting pronouncements
Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is determining the impact of the adoption of these standards on its reported results or financial position.

(i)
IFRS 9, Financial Instruments, was issued in November, 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

(ii)
Requirements for financial liabilities were added to IFRS 9 in October, 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 is January 1, 2015.

(iii)
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under exiting IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

(iv)
IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the point operation.

(v)
IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity's interests in other entities.

(vi)
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vii)
There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 - 13.

(viii)
IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

Results of Operations – Consolidated Statements of Loss and Comprehensive Loss
For the years ending April 30	2013	2012
	($000’s)	($000’s)

EXPENSED EXPLORATION COSTS
Mineral property expenditures	632	4,825
Mineral property write-offs	137	451
Equipment rental income	(3)	(157)
Write-down on reclamation bonds	110	-
	876	5,119
OTHER EXPENSES
Consulting, labour and professional fees	834	1,255
Depreciation and amortization	108	136
Gain on disposal of property and equipment	4	(7)
Foreign exchange (gain) loss	(1)	(4)
Insurance, licenses and filing fees	85	115
Interest income	(24)	(119)
Other corporate costs	67	164
Investor relations and presentations	52	132
Rent	127	134
Share-based payments	176	319
Travel and accommodation	19	68
Management fees	(46)	(363)
Impairment and loss (gain) on disposal of available-for-sale securities	83	122
Premium on flow-through shares	-	(202)
	1,484	1,750

Net loss for the year	(2,360)	(6,869)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities	54	214
Total comprehensive loss for the year	(2,414)	(7,083)

Basic and diluted loss per share ($ per share)	(0.11)	(0.34)
Weighted average common shares outstanding (000's)	22,058	20,425

A.           Operating Results - Narrative Discussion

In the fiscal year ended April 30, 2013, the Company spent $1.0 million on exploration costs and recovered $0.4 million from our exploration partners for a net mineral property expenditure of $0.6 million.

In Q113, the Company recognized mineral property impairments on the Arnold project for approximately $35,000 and in Q213, the Company recognized mineral property impairments on the Cree West project for approximately $48,000 as the Company did not renew its permit for these projects. In Q413, the Company recognized mineral property impairments on the Alberta project and on certain of the BC Copper and Carswell claims for approximately $54,000 as the Company did not renew its permit for these claims.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects. .  In Q1 and Q2, 2013, the rental income is related to the summer work program on the BC Copper project. Equipment rental income in fiscal 2013 is lower compared to fiscal 2012 as the Company did not conduct a summer or winter exploration program in fiscal 2013.

Consulting, labour, and professional fees are lower than the same comparative prior period.  The decrease is primarily attributed to a decrease in the salaries expense from the re-negotiated employment agreements for senior staff and management which began effective August 2012. The Company has terminated most of its staff and re-negotiated employment agreements with senior staff and management in efforts to minimize the Company’s operating costs. The Company also reduced it usage of professionals and consultants in Q413 compared to Q412.

Insurance, licenses and filing fees are lower for fiscal 2013 compared to fiscal 2012. In Q413, insurance, license and filing fees are consistent relative to the same comparative prior period.

Interest income was lower in 2013 compared to 2012. The decrease was attributed to the decreased cash balances held during the year.

Investor relations expenses were lower in 2013 compared to 2012. The decrease is primarily attributed to the decrease in services provided by a Canadian investor relations firm. During the three months ended April 30, 2012, we received contract services from the Canadian investor relations firm which started in June of 2011 and terminated in July 2012.

Rent expense was lower in Q413 compared to Q313 as a Company sublet its office space in its effort to reduce it cash operating costs going forward.

The share-based payments amount for the year is lower than the amount for the previous year. The decrease was primarily due to the decrease in the fair value calculation on the options granted in fiscal 2013 relative to fiscal 2012. During fiscal 2013, there were 1,357,500 options granted with an average fair value of $0.13 per option compared to 1,339,500 option granted with an average fair value of $0.24 per option in fiscal 2012.

A write-down on available-for-sale securities of approximately $83,000 was recorded in Q413. This was attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as other than a temporary impairment.

Management fees were lower in fiscal 2013 compared to fiscal 2012. This was primarily due to the decrease in our exploration activities relative to last year.  During the same period last year, the Company spent $6.2 million on exploration, of which the majority of the expenditures was related to our joint venture projects where management fees were generated.

B.           Liquidity and Capital Resources

As of April 30, 2013, the Company had $1.3 million in cash and cash equivalents and working capital of $1.2 million compared to $4.4 million in cash and cash equivalents and working capital of $3.1 million at April 30, 2012.

Operating Activities
The Company’s operating activities resulted in net cash outflows of $3.2 million and $6.5 million for the fiscal years ended April 30, 2013 and 2012 respectively. Operating activities and costs for fiscal 2013 are lower than fiscal 2012 as the Company reduced its exploration activities as well as continued its efforts to minimize it operating costs to conserve its cash reserves.

Financing Activities
Financing activities resulted in net cash outflows of $5,000 and net cash inflows of $1.3 million for the fiscal years ended April 30, 2013 and 2012 respectively. During the fiscal year ended April 30, 2012, the Company raised $0.9 million from flow-through and ordinary common share financings completed in March 2012, and $0.5 million from a flow-through financing completed in May 2011. In fiscal 2013, the Company incurred TSX listing fees related to the Company’s share compensation plan. Currently, junior uranium exploration companies are finding it difficult to seek financing.  The Company is working to sell, option or joint-venture non-core assets.

Investing Activities
Investing activities resulted in net cash inflows of $72,000 for fiscal year ended April 30, 2013. During the year ended April 30, 2013, the Company acquired the Ruttan property and the Patterson Lake property by staking five blocks of claims totalling 7,742 hectares for approximately $20,000 and received $75,000 in option payments from Discovery Ventures Ltd. The Company also received approximately $19,000 from the sale of certain property and equipment. During the year ended April 30, 2012, the Company purchased additional property and equipment of approximately $43,000 and received proceeds approximately $26,000 from the sale of certain property and equipment. The new Ruttan and Patterson Lake projects and others are being actively marketed under non-disclosure agreements.

Cash and Working Capital

Table 8: ($000’s) Cash and Working Capital	Apr-13	Apr-12
Cash and cash equivalents	1,265	4,394
Trade and other receivables	58	243
Available-for-sale securities	86	223
Trade and other payables	(195)	(1,792)
Working capital	1,214	3,068

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5, Cashflow and Liquidity Review, in the Company’s Management Discussion and Analysis for the year ended April 30, 2013.  Included within cash and cash equivalents are $0.3 million in funds from the CKU Partnership which are dedicated to the Cree East project. For further details, reference should be made to note 5 of the audited financial statements for the year ended April 30, 2013.  The referenced financial statements and Management’s Discussion and Analysis are available on the Company’s website at www.canalaska.com, and filed SEDAR and EDGAR.

As at April 30, 2013, included within trade and other receivables is approximately $5,000 in Goods and Services Tax ("GST") refunds. The decrease in trade and other receivables for April 30, 2013 is due primarily to decrease in the GST receivable account as the Company reduced its exploration expenditures in winter 2013 compared to winter 2012.

The decrease in available-for-sale securities is a result of marking the securities to market as well as recording an impairment of approximately $61,000 on a number of investments.

The decrease in trade and other payables is consistent with the decrease in exploration activities compared with the fourth quarter of 2012. The Company did not operate an extensive winter 2013 exploration program compared to that of the winter 2012 season.

Other Assets and Liabilities

Table 9: ($000’s) Other Assets and Liabilities	Apr-13	Apr-12
Reclamation bonds	203	345
Property and equipment	375	504
Mineral property interests (Section 2.2)	1,238	1,356

During the fiscal year ended April 30, 2013, approximately $110,000 of reclamation bonds were written down as these deficiency deposits were forfeited due to a lack of assessment credits.

During the fiscal year ended April 30, 2013, exploration and evaluation expenditures were made primarily on the West McArthur, Cree East, Hodgson and BC Copper (Section 2).

During fiscal 2013, the Company acquired the Ruttan property by staking two blocks of claims totalling 1,055 hectares for approximately $16,000 and the Patterson property by staking three blocks of claim totalling 6,687 hectares for approximately $4,000. In addition, the Company recognized an impairment on its Arnold, Cree West, Alberta and certain of its BC Copper and Carswell claims for approximately $137,000 as it did not renew its permits for these properties.

Equity and Financings

Table 10: ($000’s) Shareholders’ Equity	Apr-13	Apr-12
Common shares	73,205	73,210
Equity reserve	10,682	10,506
Investment revaluation reserve	(1)	53
Deficit	(80,856)	(78,496)
Total shareholders’ equity	3,030	5,273

Table 11: (000’s) Equity Instruments	Apr-13	Apr-12
Common shares outstanding	22,058	22,058
Options outstanding
Number	3,598	2,924
Weighted average price	$0.55	$0.81
Warrants outstanding
Number	72	1,311
Weighted average price	$0.55	$1.83

Equity instruments

As of July 18, 2013, the Company had the following securities outstanding. Common shares - 22,068,136; Stock options – 3,532,750; and Warrants – 72,200.

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project.

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

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

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500, of which $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

Table 12: Proceeds from Financings
Date	Type	Intended Use	Actual Use

March, 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March, 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended
May, 2011	$0.5 million – 418,141 flow through common shares	Uranium exploration in Saskatchewan	As Intended

C.           Research and Development, Patents and Licenses, etc.
As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.           Trend Information
As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.           Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations
The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

$000’s	Payments due by period
Contractual Obligations:	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Operating Lease Obligations	440	150	283	7	-
TOTAL	440	150	283	7	-

The Company has outstanding future commitments under mineral property agreements to issue common shares of the Company.  Reference should be made to Note 8 of the consolidated financial statements filed herewith.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management
The following table the name, province or state and country of residence for each director and executive officer of the Company, their principle occupation over the past five years, years of service and the number of securities held.  Each director will hold office until the next annual general meeting of the shareholders and until such director’s successor is elected and qualifies, or until the director’s earlier death, resignation or removal.  The executive officers and committee members of the Company are elected annually at the first directors’ meeting immediately following the annual general meeting of shareholders.

Name, Residence and Current Position(s) with the Company	Principle Occupation	Director of the Company Since	Number of Securities Held
Peter Dasler Tsawwassen, BC, Canada President, Chief Executive Officer & Director

President, CEO and Director of the Company (2004-present). Mr. Dasler has over 35 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC. Mr. Dasler holds Bachelor’s (1974) and Master’s (1981) degrees from Canterbury University, New Zealand, and is a member of the professional Engineers and Geoscientists Association of BC. His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Irons and Mine, as well as management of junior exploration companies in Canada.

		Sept 20, 2006	286,538 (6) Common shares 703,000 Stock Options
Amb. Thomas Graham, Jr. (1)(2)(3) Bethesda, MD, United States Chairman & Director

Appointed Chairman of the Board on June 3, 2011. Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997-2012); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.) (2006-present). Ambassador Graham is one of the world's leading experts in nuclear non-proliferation. He has served under four successive U.S. Presidents as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years. This includes the SALT, START, ABM, INF, NPT, CFE and CTBT Treaties. Amb. Graham has served with the U.S. Arms Control and Disarmament Agency and as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, in which role he successfully led U.S. government efforts to achieve the permanent extension of the Nuclear Non-Proliferation Treaty.

		Mar 30, 2007	20,000 Common shares 200,000 Stock Options
Jean Luc Roy (1)(2)(4) Burkina Faso, Africa Director

Independent Director of the Company (2007-present); Former President and CEO of El Nino Ventures Inc.(2006-2009); Manager for SOMISY SA (2008 – 2009); COO of Ampella Mining Limited (2009 – present). Mr. Roy has over 20 years’ experience in the mining industry. The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals. Mr. Roy has managed projects from exploration through to production in three different countries. As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is presently a resident of Burkina Faso where is COO of Ampella Mining Ltd. an Australian listed company focused on gold exploration in West Africa with their flagship property, Batie West.

		Oct 31, 2007	200,000 Stock Options

Name, Residence and Current Position(s) with the Company	Principle Occupation	Director of the Company Since	Number of Securities Held
Victor Fern (2)(3) Fond du Lac, SK, Canada Director

Independent Director of the Company (2007-present);Road Maintenance Supervisor for Athabasca Development Corporation (2009-present); Mill Training Foreman and a Mill Process Operator for Cameco Corporation; former Chief of the Fond Du Lac Denesuline First Nation (2005–2007).

		Mar 25, 2008	150,000 Stock Options
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

		June 3, 2011	100,000 Common shares 150,000 Stock Options
Karl Schimann Vancouver, BC, Canada Vice-President Exploration

Dr. Schimann joined CanAlaska in late 2004 as exploration manager where he directs a top-flight team of geophysicist and geologists.  He was appointed Vice-President on June 28, 2007.  Dr. Schimann holds a Ph.D. from the University of Alberta and has worked extensively in the Uranium industry.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.

		June 7, 2004	423,375 Common shares 475,250 Stock Options
Harry Chan Vancouver, BC, Canada Chief Financial Officer

Mr. Chan has over 20 years of experience working in several different industries ranging from public practice, sports entertainment, wholesale distribution and telecommunications. He is a graduate of the University of British Columbia and received his Certified General Accountant designation in BC in 1996.

		Jan 1, 2013	142,500 Stock Options
Dianne Szigety Vancouver, BC, Canada Corporate Secretary

President, PubliCo Services Ltd., a private consulting company, since 1994.  Served as President of Excalibur Resources Ltd. (2009-2010).  Director and Corporate Secretary of Excalibur Resources Ltd. (1996-present).  Corporate Secretary, Canadian Mining Company Inc. (2007-present); Corporate Secretary, Shamrock Enterprises Inc. (2008-present); Corporate Secretary, Victory Ventures Ltd. (2011-present); Corporate Secretary, Great Quest Metals Ltd. (2011-2013) and Corporate Secretary, CanAlaska Uranium Ltd. (2012-present).

		Aug 1, 2012	5,500 Common shares 142,500 Stock Options
Notes:
(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Governance Committee
(4)	Chair of the Audit Committee and Compensation Committee
(5)	Chair of the Governance Committee
(6)	Of these shares, 179,380 are held indirectly in the name of Bay Geological Inc., a private company controlled by Mr. Dasler.

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

Named Executive Officers
During the financial year ended April 30, 2013, the Company had the following NEOs: Peter Dasler, President and CEO; Harry Chan, CFO; Ram Ramachandran, Former CFO; and Karl Schimann, Vice-President, Exploration.

Compensation Discussion & Analysis
Due to increasingly difficult conditions facing junior uranium exploration, in April 2012 the Company’s management and Board of Directors, approved a plan to significantly reduce the overhead of the Company. Employment and consulting contracts with all of the Company’s NEOS were amended or terminated as discussed below.

Ram Ramachndran Consulting Agreement
Effective May 1, 2012 the Company amended a consulting agreement with Ram Ramachandran (dba 1530622 Ontario Inc.) to provide Chief Financial Officer services. The Company agreed to pay an annual fee of $30,000 for production of the interim and annual financial statements and management discussion and analysis, production of the Annual Information Form, liaison with the Company’s auditors, IFRS conversion and restatement. Mr. Ramachandran resigned from the Company on January 1, 2013 and his consulting agreement was terminated.

Dasler Employment Agreement
The Company entered into an employment agreement dated August 1, 2012 (the “Dasler Employment Agreement”) with Peter Dasler, President, CEO and a director of the Company. Pursuant to the terms of the Dasler Employment Agreement, Mr. Dasler is paid a monthly retainer fee of $10,000 (the “Fee”) for approximately 60% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

The Dasler Employment Agreement may be terminated for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Mr. Dasler terminates the Dasler Employment Agreement.

In addition to the Dasler Employment Agreement, the Company and Mr. Dasler have also entered into a Contingency Agreement dated August 1, 2012. The Contingency Agreement governs the termination or modification of Mr. Dasler’s consulting agreement in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement.

Chan Consulting Agreement
The Company entered into an employment agreement dated February 1, 2013 (the “Chan Employment Agreement”) with Harry Chan, CFO of the Company. Pursuant to the terms of the Chan Employment Agreement, Mr. Chan is paid a monthly retainer fee of $8,333 for approximately 80% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

Schimann Consulting Agreement
The Company entered into a consulting agreement dated August 1, 2012 (the “Schimann Consulting Agreement”) with Schimann Consulting Inc., a company in which Mr. Karl Schimann, Vice-President of Exploration, holds a beneficial interest. Schimann Consulting Inc. is paid a monthly retainer fee of $5,000. This Fee is based on priority access up to 30% (7 days) of Mr. Schimann’s time. The Schimann Consulting Agreement may be terminated prior to the end of the term by the Company or Schimann Consulting for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Schimann Consulting terminates the Agreement.

In addition to the Schimann Consulting Agreement, the Company and Mr. Schimann have also entered into a contingency agreement dated August 1, 2012. The Contingency Agreement governs the termination or modification of Mr. Schimann’s consulting agreement in the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement.

Performance Graph
The common shares of the Company commenced trading on the TSX on June 21, 2011 under the symbol “CVV”. The following chart compares the total cumulative shareholder return for CDN $100 invested in common shares of the Company on April 30, 2009, with the cumulative total return of the S&P/TSX Composite Index (formally the TSE 300 Composite Index) for the period from April 30, 2009 to April 30, 2013. The performance of common shares of the Company as set out in the graph does not necessarily indicate future price performance.

	Apr. 2009	Apr. 2010	Apr. 2011	Apr. 2012	Apr. 2013
S&P/TSX Composite Index	$100	$130.95	$149.54	$131.83	$131.05
CanAlaska Uranium Ltd.	$100	$93.75	$52.50	$26.88	$8.75

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

Compensation Governance
Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s compensation committee (the “Compensation Committee”).  The Compensation Committee consists of three independent directors namely Jean Luc Roy, Chair, Victor Fern, and Amb. Thomas Graham, Jr.

The Compensation Committee reviews, on an annual basis, the cash compensation, performance and overall compensation package for each NEO.  The Compensation Committee then presents its findings and any recommendations to the Board for consideration and approval, if acceptable to the Board . The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.  Once the base salary has been established, it is reviewed by the Compensation Committee on an annual basis.  The Committee meets at least annually or more frequently if required.  On an annual basis, the Compensation Committee will report to the Board that it is compliant with its Charter.

The Compensation committee has formulated polices that are flexible and reflective of current market conditions, while limiting any risks arising out of compensation practices.

Summary Compensation Table
The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position (a)	Year Ended April 30 (b)	Salary ($) (c)	Option-based awards ($) (4) (e)	Non-equity incentive plan compensation ($) (f)		All other compensation ($) (h)	Total compensation ($) (i)
				Annual incentive plans (f1)	Long-term incentive plans (f2)
Peter Dasler President, CEO and Director	2013 2012 2011	158,885 191,016 191,016	31,238 48,213 29,769	Nil Nil 28,750	Nil Nil Nil	Nil Nil Nil	190,123 239,229 249,535
Harry Chan CFO (1)	2013 2012 2011	33,333 N/A N/A	12,640 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	45,973 N/A N/A
Ram Ramachandran Former CFO (2)	2013 2012 2011	20,000 67,500 80,000	833 6,027 15,835	Nil Nil 2,000	Nil Nil Nil	Nil Nil Nil	20,833 73,527 97,835
Karl Schimann(3) Vice-President Exploration	2013 2012 2011	130,914 160,160 175,975	32,229 48,213 59,538	Nil Nil 28,750	Nil Nil Nil	Nil Nil Nil	163,143 208,373 264,263
Emil Fung (5) Former Vice- President Corporate Development	2013 2012 2011	59,891 191,016 191,016	Nil 48,213 6,334	Nil Nil 28,750	Nil Nil Nil	Nil Nil Nil	59,891 239,229 226,100

Notes:
(1)	Mr. Chan was appointed CFO of the Company on January 1, 2013. Mr. Chan’s compensation was paid as a management fee.
(2)	Mr. Ramachandran resigned as CFO of the Company on January 1, 2013. Mr. Ramachandran’s compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.
(3)	Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.
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

Forfeiture rate:	15.4%
Risk-free rate:	1.1% to 1.26%
Expected Life	2.4 to 2.54 years
Expected volatility	78.7% to 93.8%
Expected dividends	0%

(5)	Mr. Fung`s employment as Vice-President, Corporate Development was terminated on August 12, 2012.

Outstanding Share-Based and Option-Based Awards
The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2013, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	81,000 35,000 90,000 47,000 200,000 45,000 5,000 200,000	$1.00 $1.00 $1.00 $1.00 $0.50 $0.25 $0.25 $0.25	Jan 25/14 Apr 30/14 Dec 3/14 Oct 31/13 Nov 7/14 Aug 12/17 Oct 3/17 Feb 1/18	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
703,000
Harry Chan CFO	20,000 5,000 17,500 100,000	$1.00 $1.00 $0.50 $0.25	Oct 28/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
142,500
Ram Ramachandran Former CFO	25,000 25,000 5,000	$1.00 $0.50 $0.42	Oct 31/13 Nov 7/14 Apr 30/15	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
55,000
Karl Schimann Vice-President Exploration	20,250 200,000 5,000 50,000 200,000	$1.00 $0.50 $0.42 $0.25 $0.25	Jan 25/14 Nov 7/14 Apr 30/15 Aug 13/17 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
475,250

The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	Nil	Nil	Nil
Harry Chan	Nil	Nil	Nil
Ram Ramachandran	Nil	Nil	Nil
Karl Schimann	Nil	Nil	Nil

Notes:
(1)
The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.135 per share is the closing price of the Company’s shares at April 30, 2013.

Stock Option Plan - Narrative Discussion
The Company adopted a stock option plan (the “Plan”) dated September 30, 2010 (which was last approved by the shareholders of the Company at an annual general meeting on September 27, 2012).  On November 8, 2010 the Company consolidated its share capital on a ten old for one new basis resulting in the maximum shares issuable under the Plan having been reduced to a maximum issuable of 3,400,000 shares and the exercise price of the outstanding stock options were adjusted accordingly to the exercise price of $1.00 per share. At the Company’s annual general meeting held September 27, 2012, shareholders approved that the Plan be increased to the maximum aggregate number of common shares of the Company which may be reserved for issuance under the Plan to 4,400,000 common shares, which represented approximately 20% of the issued and outstanding common shares of the Company.  In addition, the exercise price of all of the qualified stock options outstanding under the Plan as at September 23, 2010 was adjusted to the minimum exercise price permitted by the TSX-V of $0.10 per share.

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

The Plan provides that the maximum aggregate number of common shares reserved for issuance under the Plan and all other share compensation arrangements of the Company is 4,400,000 common shares, representing approximately 20% of the Company’s issued and outstanding share capital.

The Plan is administered by the Compensation Committee of the Company.  Management will make recommendations to the Compensation Committee for proposed allocations.  Once the Compensation Committee approves the allotment, the proposed issuance is forwarded to the Board of Directors for acceptance.

The full text of the Plan is available by contacting the Company and has been posted on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

The current status of the Plan is as follows:

Shares reserved for issuance pursuant to unexercised incentive stock options Unallocated shares available for future grants of incentive stock options	3,532,750 867,250
TOTAL	4,400,000

Management believes that incentive plan awards are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently an industry standard.

Director Compensation Table
The following table sets forth the details of compensation provided to the directors, other than the NEOs, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau (2)	$14,700	Nil	$12,008	Nil	Nil	$26,708
Amb. Thomas Graham, Jr.	$16,666(3)	Nil	$14,650	Nil	Nil	$31,316
Jean Luc Roy	$18,666	Nil	$12,640	Nil	Nil	$31,306
Victor Fern	$13,400	Nil	$6,320	Nil	Nil	$19,720
Michael Riley	$16,225	Nil	$6,320	Nil	Nil	$22,545
Emil Fung (4)	$59,891	Nil	Nil	Nil	Nil	$59,891

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

Forfeiture rate:	15.4%%
Risk-free rate:	1.1% to 1.26%
Expected Life	2.4 to 2.54 years
Expected volatility	78.7% to 93.8%
Expected dividends	0%

(2)	Mr. Marleau resigned as a Director of the Company on June 20, 2013.
(3)	Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 0.9862 as of April 30, 2013.
(4)	Mr. Fung resigned as a Director of the Company on September 6, 2012.

Director Compensation - Narrative Discussion
During the year ended April 30, 2013, the following cash payments were made to the independent Directors:

(i)	Amb. Thomas Graham Jr., the Chairman of the Company, was paid a fee of US$12,500, converted to Canadian dollars $12,328 using the exchange rate of 0.9862 as at April 30, 2013;

(ii)	The independent Directors, Jean Luc Roy, Michael Riley, Victor Fern and Hubert Marleau were each paid a pro-rated annual retainer fee of $15,000 per year;

(iii)	The Chairman of the Audit Committee, Jean Luc Roy, received a pro-rated annual retainer of $2,500 per year;

(iv)	the Compensation Committee Chair, Jean Luc Roy, and Corporate Governance Committee Chair, Michael Riley, each received a pro-rated annual retainer of $1,500 per year;

(v)	A meeting fee of $700 was paid to each independent directors for each board meeting attended, and a fee of $600 was paid for each committee meeting attended.

In December 2012, the Company discussed plans to change the form of directors’ compensation from cash to a mechanism for share compensation. As of January 1, 2013, the independent directors of the Company have not received directors’ fees in the form of cash or otherwise, in order to assist the Company in its plans to control its operation costs.

Pension Plan Benefits
As at the year ended April 30, 2013, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the other Directors.

Termination and Change of Control Benefits
As of July 19, 2013, all senior management contracts may be terminated by providing the required 90 day working notice. In addition, all change of control compensatory provisions will be terminated at that time.

Directors and Officers Insurance
The Company subscribes to a Directors and Officers Liability Insurance to a limit of $5,000,000 per claim. The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company. In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers. The Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth details of all awards outstanding for Directors of the Company, other than the NEOs, as at the year ended April 30, 2013, and includes awards granted to the Directors in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Amb. Thomas Graham Jr.	15,000 7,500 17,500 60,000 50,000 50,000	$1.00 $1.00 $1.00 $0.50 $0.42 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Apr 30/15 Feb 1/18	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
200,000
Hubert Marleau (2)	15,000 7,500 28,750 53,750 95,000	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
200,000
Jean Luc Roy	15,000 7,500 27,500 50,000 100,000	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
200,000
Victor Fern	15,000 7,500 27,500 50,000 50,000	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
150,000
Michael Riley	100,000 50,000 50,000	$1.00 $0.50 $0.25	July 24/16 Nov 7/14 Feb 1/18	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
200,000

Notes:

(1)           The Company’s common shares closed at $0.135 per share on April 30, 2013, therefore the options were not in the money as at that date.
(2)           Mr. Marleau resigned as a Director of the Company on June 20, 2013.

C.           Board Practices

1.           The election and retirement of our directors are provided for in the Company’s Articles. An election of directors takes place at each annual meeting of shareholders. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. The last annual general meeting was held on September 27, 2012. Company Articles permit the directors to add additional directors to the board between annual general meetings as long as the number appointed does not exceed one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The officers of the Company are re-appointed at a directors' meeting following each annual general meeting.

2.           As at July 19, 2013 the Company, or any of its subsidiaries, had service contracts with any of its directors providing for benefits upon termination of employment.

3.           The members of our audit committee included Jean Luc Roy (Chairperson), Michael Riley and Amb. Thomas Graham, Jr. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as the accounting, financial and operating controls. The audit committee also reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the Board of Directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the Board of Directors.

The members of the nominating and corporate governance committee included Michael Riley (Chairperson),  Victor Fern and Amb. Thomas Graham, Jr. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee included Jean Luc Roy (Chairperson), Victor Fern and Amb. Thomas Graham, Jr. The compensation committee reviews and approves the total compensation package for the Company’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation and stock options.

D.           Employees
At July 19, 2013 the Company had four part-time employees.  At the fiscal year end April 30, 2013, the Company employed one full-time, three part-time and one fixed term personnel.  The Company also engages contractors and consultants from time to time to work on specific projects and for administration, legal and other services that are required.  Management continues to reduce the staffing requirements of the Company in response to the downturn in the financial markets and the decrease in exploration activity for the Company.  Management intends to satisfy the staffing requirements on a consulting or fixed term basis.

E.           Share Ownership
The following tables set forth the share ownership of those persons listed in Subsection 6B above and include details of warrants, options to purchase shares of the Company and common shares beneficially owned by such persons for the most recently completed fiscal year ending April 30, 2013:

Common Shares and Stock Options

Name Position	Number of Common Shares Beneficially Owned #	Number of Securities underlying unexercised Options #	Option Issue Date	Option Exercise price ($)	Option Expiration Date	Number of Warrants	Exercise Price ($)	Warrant Expiry Date
Peter Dasler President, Chief Executive Officer and Director		81,000 35,000 90,000 47,000 200,000 45,000 5,000 200,000	Jan 26/09 May 1/09 Dec 4/09 Nov 1/10 Nov 8/11 Aug 3/12 Oct 3/12 Feb 1/13	$1.00 $1.00 $1.00 $1.00 $0.50 $0.25 $0.25 $0.25	Jan 25/14 Apr 30/14 Dec 3/14 Oct 31/13 Nov 7/14 Aug 13/17 Oct 3/17 Feb 1/18
	286,538	703,000				Nil

Name Position	Number of Common Shares Beneficially Owned #	Number of Securities underlying unexercised Options #	Option Issue Date	Option Exercise price ($)	Option Expiration Date	Number of Warrants	Exercise Price ($)	Warrant Expiry Date
Amb. Thomas Graham Jr. Chairman and Director		15,000 7,500 17,500 60,000 50,000 50,000	Jan 26/09 May 1/09 Nov 1/10 Nov 8/11 May 9/12 Feb 1/13	$1.00 $1.00 $1.00 $0.50 $0.42 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Apr 30/15 Feb 1/18
	20,000	200,000				Nil
Hubert Marleau Former Director		15,000 7,500 28,750 53,750 95,000	Jan 26/09 May 1/09 Nov 1/10 Nov 8/11 Feb 1/13	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18
	Nil	200,000				Nil
Jean Luc Roy Director		15,000 7,500 27,500 50,000 100,000	Jan 26/09 May 1/09 Nov 1/10 Nov 8/11 Feb 1/13	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18
	Nil	200,000				Nil
Victor Fern Director		15,000 7,500 27,500 50,000 50,000	Jan 26/09 May 1/09 Nov 1/10 Nov 8/11 Feb 1/13	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18
	Nil	150,000				Nil
Michael Riley Director		100,000 50,000 50,000	Jul 25/11 Nov 8/11 Feb 1/13	$1.00 $0.50 $0.25	Jul 24/16 Nov 7/14 Feb 1/18
	100,000	200,000				Nil
Karl Schimann Vice-President Exploration		20,250 200,000 5,000 50,000 200,000	Jan 26/09 Nov 8/11 May 9/12 Aug 13/12 Feb 1/13	$1.00 $0.50 $0.42 $0.25 $0.25	Jan 25/14 Nov 7/14 Apr 30/15 Aug 13/17 Feb 1/18
	423,375	475,250				Nil
Harry Chan Chief Financial Officer		20,000 5,000 17,500 100,000	Oct 29/09 Nov 1/10 Nov 8/11 Feb 1/13	$1.00 $1.00 $0.50 $0.25	Oct 28/14 Oct 31/13 Nov 7/14 Feb 1/18
	Nil	142,500				Nil
Dianne Szigety Corporate Secretary		50,000 50,000 42,500	Aug 13/12 Oct 3/12 Feb 1/13	$0.25 $0.25 $0.25	Aug 13/17 Oct 3/17 Feb 1/18
	5,500	142,500				Nil

Share Option Plan
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

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

1. (a)
To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at April 30, 2013, the Company had 22,058,136 shares issued and there are no shareholders beneficially owning, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company.

(b)	Not applicable.

(c)	No shareholders have any special voting rights, one common share, one vote.

2.
The most recent records show that the Company has approximately 550 shareholders of record, holding 22,058,136 common shares of the Company.  Approximately 82% of the shareholders are located in Canada, 16% in the United States, and the balance in Asia, Africa, New Zealand and Europe.

3.	To the extent known to the Company, the Company is not owned or controlled directly or indirectly by another corporation, by any foreign government, or any other legal person(s) severally or jointly.

4.	There are no arrangements known to the Company of which may at a subsequent date result in a change of control of the Company.

B.           Related Party Transactions
There were no material related party transactions from the last fiscal year end April 30, 2012, to the current date of this report.  There are no proposed material related party transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2013 consolidated financial statements filed herewith.

C.           Interests of Experts and Counsel
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.               FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information
This Form 20-F contains consolidated financial statements for the Company for fiscal year end April 30, 2013 which contains an audit report dated July 16, 2013 filed herewith under Item 19.

B.           Significant Changes
There have been no significant changes since the financial year ended April 30, 2013, other than disclosed in this Form 20-F.

ITEM 9.               THE OFFER AND LISTING

This Form 20-F is being filed as an annual report under the Exchange Act, and as such provides information called for by items 9.A.4 and 9.C.

A.           Offer and Listing Details
Information regarding pricing history of the stock shall be disclosed as follows:

1.           TSX Venture Exchange and Toronto Stock Exchange Trading Activity

(a)           The annual high and low market prices for the five most recent financial years as quoted on the TSX Venture Exchange and the Toronto Stock Exchange:

Year Ended	High	Low
May 2012 – April 2013 May 2011 – April 2012 May 2010 – April 2011 May 2009 – April 2010 May 2008 – April 2009	0.43 0.83 1.79 1.95 3.10	0.12 0.30 0.84 1.45 0.45

(b)           The two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter as quoted on the TSX or the TSX Venture Exchange:

TSX Venture Exchange	High	Low
2013
First Quarter	0.43	0.25
Second Quarter	0.26	0.15
Third Quarter	0.32	0.15
Fourth Quarter	0.25	0.12
2012
First Quarter	0.83	0.64
Second Quarter	0.66	0.42
Third Quarter	0.53	0.30
Fourth Quarter	0.52	0.41

(c)           The high and low market prices for the most recent six months as quoted on the Toronto Stock Exchange:

2013	High	Low
January	0.32	0.17
February	0.25	0.12
March	0.19	0.15
April	0.17	0.12
May	0.15	0.11
June	0.13	0.10

The Company’s common shares have traded on the TSX Venture Exchange since January 4, 1988 under the trading symbol “CVV”.  On June 21, 2011 the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under the same symbol “CVV”.

2.           Over-the-Counter Bulletin Board Trading Activity

(a)           The annual high and low market prices for the five most recent financial years as quoted on the Over-the-Counter Bulletin Board:

Year Ended	High	Low
May 2012 – April 2013 May 2011 – April 2012 May 2010 – April 2011 May 2009 – April 2010 May 2008 – April 2009	0.44 0.87 1.79 2.00 3.50	0.11 0.30 0.70 1.30 0.40

(b)           The two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter as quoted on the Over-the-Counter Bulletin Board:

Quarter Ended	High	Low
2013
First Quarter	0.44	0.25
Second Quarter	0.27	0.16
Third Quarter	0.30	0.15
Fourth Quarter	0.24	0.11
2012

First Quarter	0.87	0.67
Second Quarter	0.72	0.40
Third Quarter	0.52	0.30
Fourth Quarter	0.54	0.40

(c)           The high and low market prices for the most recent six months as quoted on the Over-the-Counter Bulletin Board:

2013	High	Low
January	0.30	0.17
February	0.24	0.13
March	0.17	0.14
April	0.17	0.11
May	0.15	0.11
June	0.13	0.09

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

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd.  On June 14, 1985, the Company changed its name to  CanAlaska Resources Ltd.  On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd.  On October 19, 1999, the Company  consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.  The  Company was transitioned under the Business Corporations Act (British Columbia) on September 24, 2004.  The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006.

The Company’s common stock (the “Common Shares”) has been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) since January 4, 1988 as a Tier 1 Company.  The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF from July 20, 1999 and under the symbol CVVUF since December 3, 1999, and on the Frankfurt Stock Exchange, Open Market under the trading symbol DH7.  On June 21, 2011, the Company delisted its shares from the TSX-Venture Exchange and listed on the Toronto Stock Exchange.

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

5.
The Board of Directors must call an annual general meeting once each calendar year, not later than 15 months after the last such meeting.  The Board may call an extraordinary meeting of shareholders at any time.  Notice of such meetings must be accompanied by an Information Circular describing the proposed business to be dealt with and disclosures as prescribed by statute.  Not less than 21 days’ notice shall be given for any meeting.  A quorum shall be two members in person or proxy not representing less than 5% of the issued shares.

6.	The Articles of the Company contain no limitations on the rights of non-resident or foreign shareholders.

7.
There are no provisions in the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

8.	There are no provisions in the Company’s Articles governing ownership threshold.

9.	With respect to items 2 through 8 above, the law applicable to the Company in these areas is not significantly different from that in the host country.

10.	Conditions imposed by the Memorandum and Articles governing changes in the capital require a special resolution of shareholders requiring two-thirds of the votes cast.

A copy of our Articles of Incorporation are incorporated by reference as Exhibit 1.1 to this Annual Report on Form 20-F.

C.           Material Contracts
During the two years immediately preceding April 30, 2013, there were no material contracts entered into by the Company other than entered into during the normal course of business as disclosed in Item 4, Section D, Property, Plant and Equipment and Item 5 Section F, Tabular Disclosure of Contractual Obligations.  For disclosure of the private placements conducted in the preceding two years, see the audited consolidated financial statements for the year ending April 30, 2013 attached at Part III, Item 18.

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

Passive Foreign Investment Company Rules
If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended April 30, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2013, the Company believes that a 10% change in exchange rates would not have a material adverse effect on its financial position, financial performance, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
At the end of the period covered by this annual report for the fiscal year ended April 30, 2013, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, our CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee
The Company’s audit committee members are Jean Luc Roy, Michael Riley and Amb Thomas Graham, Jr.  Messrs. Roy and Riley are independent directors as such term is defined by the listing standards of the NYSE MKT.  The board of directors has determined that the Chairman of the Company’s Audit Committee, Jean Luc Roy, qualifies as an “audit committee financial expert” as that term is defined in Item 16A(b) of Form 20-F.  As a result of their education and experience, each member of the audit committee has familiarity with, and understanding of, or experience in accounting principles used by the Company to prepare its financial statements, in reviewing and evaluating the financial statements and are familiar with internal controls and procedures for financial reporting.

Mr. Roy is chairman and an independent member of the audit committee and is financially literate.  Mr. Roy has an understanding of IFRS and financial statements.  He has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves.  In addition he has the background and experience to deal with the complexity of accounting issues that can be reasonably raised by the registrant’s financial statements.  Mr. Roy has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function.  Mr. Roy has been a director or executive officer of several exploration and mining companies for the past 20 years.  Mr. Roy was the past President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd., an Australian-listed company focused on gold exploration in West Africa, with their flagship property, Batie West.

Mr. Riley in an independent member of the audit committee and is financially literate.  Mr. Riley is a Chartered Accountant and was a former audit partner with Ernst & Young LLP from 1985 to 2006.  Mr. Riley has a B.Comm. (Honors) degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University.  He is currently chair of the Audit Committee of BC Lottery Corporation and Chair of the Audit Committee of Primero Mining Corp.

Amb. Thomas Graham, Jr. is not an independent member of the audit committee, due to his position as Chairman of the Company. Amb. Graham has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves. He also has background and experience to deal with the complexity of accounting issues that can be reasonably raised by the registrant’s financial statements. Amb. Graham has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function.

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

The COE is posted on the Company’s web site, and has been posted on SEDAR and EDGAR. A copy of the COE may be requested by contacting the head office at #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, by telephone 604.688.3211, fax 604.688.3217 or via e-mail at dszigety@canalaska.com. The Code of Ethics is included as Exhibit 11.1 herewith.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm, Deloitte LLP, for various services in Canadian Dollars.

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2013	$40,000	$24,610	$17,280	$Nil
2012	$50,290	$40,125	$79,981	$Nil

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

ITEM 19.            EXHIBITS

The audited consolidated financial statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. The financial statements appear on Pages F-1 through F-41.  This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the audited consolidated financial statements and exhibits listed below.

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

●	Report of Independent Registered Chartered Accountants on Consolidated Financial Statements for the years ended April 30, 2013 and 2012.
●	Consolidated Statements of Financial Position as at April 30, 2013 and 2012.
●	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2013 and 2012.
●	Consolidated Statements of Changes in Equity for the years ended April 30, 2013 and 2012.
●	Consolidated Statements of Cash Flows for the years ended April 30, 2013 and 2012.
●	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
1.1	Articles of Incorporation*
11.1	Code of Ethics
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
14.1	Management Discussion and Analysis dated July 19, 2012
14.2	Audit Committee Charter
14.3	Corporate Governance Policy
99.1	Consolidated Financial Statements for the year ended April 30, 2013 and 2012

* Previously filed and incorporated by reference from our Form 20-F filed with the SEC on September 14, 2010

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:   July 29, 2013

CANALASKA URANIUM LTD.

“Peter Dasler”
President & CEO

“Harry Chan”
Chief Financial Officer