Form 20-F/A
period 2013-04-30
CANALASKA URANIUM LTD
filed 2014-03-26
CIK 1023109

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F/A

(Amendment No. 1)

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
	For the Fiscal Year Ended	APRIL 30, 2013
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

( i )

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for CanAlaska Uranium Ltd. (the “Company”) for the fiscal year ended April 30, 2013 filed on July 29, 2013 (the “2013 Form 20-F”) is being filed for the purpose of providing additional disclosures on certain of the Company’s mineral properties in accordance with Industry Guide 7 and to restate the consolidated financial statements to include the Company’s consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the year ended April 30, 2011, as well as the related disclosures for the year in the notes to the consolidated financial statements, as had previously been reported as this was not originally presented in the 2013 Form 20-F.

This Amendment No. 1 has not been updated except as required to reflect the revisions noted above and only amends and restates Part I, Item 3, 4, 4A, 5, 18 and 19, Exhibits 12.1, 12.2, 11.1 and 13.2 described below as required to reflect the revisions described above. Disclosures related to this matter are included in Part II, Item 15, under “Controls and Procedures”, which describes a material weakness with respect to the Company’s internal control over financial reporting, and management’s conclusion that the Company’s internal control over financial reporting was not effective as of April 30, 2013.

( ii )

TABLE OF CONTENTS

	GLOSSARY OF MINING TERMS				(vi)

	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS				(ix)

PART I

ITEM 3.	KEY INFORMATION				1
	A.	Selected Financial Data			1
	B.	Capitalization and Indebtedness			4
	C.	Reasons for the Offer and Use of Proceeds			4
	D.	Risk Factors			5

ITEM 4.	INFORMATION ON THE COMPANY				8
	A.	History and Development of the Company			8
	B.	Business Overview			9
	C.	Organizational Structure			9
	D.	Property Plant and Equipment			10

		1	.	WEST MCARTHUR PROJECT, SASKATCHEWAN	10
		2	.	CREE EAST PROJECT, SASKATCHEWAN	11
		3	.	NW MANITOBA, MANITOBA	12
		4	.	RUTTAN, MANITOBA	12
		5	.	PATTERSON CLAIMS, SASKATCHEWAN	12
		6	.	BC COPPER, BIG CREEK, QUESNEL CLAIMS	12

		7	.	COLLINS BAY, SASKATCHEWAN	12
		8	.	OTHER PROJECTS	12

ITEM 4A.	UNRESOLVED STAFF COMMENTS				15

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS				15
	A.	Operating Results			15
		Significant Accounting Policies			15
		Results of Operations - Consolidated Statement of Loss, Comprehensive Loss and Deficit
		for the years ended April 30, 2013 and 2012			20
	B.	Liquidity and Capital Resources			22
	C.	Research and Development, Patents and Licenses, etc.			24
	D.	Trend Information			24
	E.	Off-Balance Sheet Arrangements			24
	F.	Tabular Disclosure of Contractual Obligations			25

ITEM 8.	FINANCIAL INFORMATION				38
	A.	Consolidated Statements and Other Financial Information			38
	B.	Significant Changes			38

PART II

ITEM 15.	CONTROLS AND PROCEDURES				49
( iii )

PART III
ITEM 18.	FINANCIAL STATEMENTS	65
ITEM 19.	EXHIBITS	65
	SIGNATURES	67

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements for the years ended April 30, 2013, 2012, and 2011.
•	Consolidated Statements of Financial Position as at April 30, 2013 and 2012.
•	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2013, April 30, 2012 and April 30, 2011.
•	Consolidated Statements of Changes in Equity for the years ended April 30, 2013, April 30, 2012 and April 30, 2011.
•	Consolidated Statements of Cash Flows for the years ended April 30, 2013, April 30, 2012 and April 30, 2011.
•	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
99.1	Consolidated Financial Statements April 30, 2013, 2012 and 2011 (Restated)

( iv )

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Statement:

Aeromagnetic survey	A geophysical survey using a magnetometer aboard or towed behind an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black variety of gabbro, made up of plagioclase with a mafic content of less than 10%.
Aphebian	Period of time in the Earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the Earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Athabasca Basin	The region located in northern Saskatchewan province, Canada, hosting the world’s richest uranium deposits and all of Canada’s producing uranium mines. The basin is approximately 400 km across east/west and 150 km north/south. Its geology is characterized by metasedimentary bedrock overlain by younger sandstones.
Audio-Magnetotellurics (AMT)	A geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	In geology a round or oval depression in the Earth's surface, containing younger rock in its central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
CVV	Stock symbol for CanAlaska Uranium Ltd. on the TSX Exchange
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	An area marked on a map or the ground, where the Government has given current mineral title to the registered owner. Holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.
Dickite	A polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
Dravite	A complex sodium/magnesium/aluminum/boron silicate formed from hydrothermal environments
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Exploration Permit	See licence for New Zealand operations
( v )

Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
Gabbro	A dark, coarse-grained intrusive igneous rock.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient Survey	A geophysical method used to map and mathematically model underground fault structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Gpt, or g/t	Grams per tonne.
Hydrothermal Alteration	The change in the mineralogy of the rock. The old minerals are replaced by new ones because there has been a change in the conditions. These changes could be changes in temperature, pressure, chemical conditions or any combination of these. Hydrothermal alteration is a change in the mineralogy as a result of interaction of the rock with hot water fluids, called “hydrothermal fluids”.
Hydrothermal Fluids	It causes hydrothermal alteration of rocks by passing (hot) water fluids through the rocks and changing their composition by adding, removing or redistributing components. Temperatures can range from weakly elevated to boiling. Fluid composition is extremely variable. They may contain various types of gases, salts (briney fluids), water and metals.
Illite	A layered alumino-silicate clay that is formed from hydrothermal environments.
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
( vi )

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

( vii )

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F/A and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places in this Annual Report on Form 20-F/A, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations”, "Description of Business" and "Description of Property." Forward-looking statements are subject to a variety of known and unknown risks and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. Uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F/A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Although the forward-looking information contained in this Annual Report is based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information. Forward-looking information reflects management’s current beliefs and is based on information currently available to the Company. Such information reflects current assumptions regarding future events and operating performance including, without limitation, a strong global demand for mineral commodities, continued funding and continued strength in the industry in which the Company operates, and speaks only as of the date of this discussion. The forward-looking information is made as of the date of this Annual Report. The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

( viii )

PART I

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

1.	The selected financial data and the information in the following tables of the Company for the years ended April 30, 2013, April 30, 2012 and April 30, 2011 were derived from the consolidated financial statements of the Company. These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standard as issued by the International Accounting Standards Boards (“IFRS”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

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

3. (a)       On March 17, 2014 the exchange rate of the Canadian dollar into United States Dollars based on the nominal rate for U.S. Dollars reported by the Bank of Canada was $1.00 equals C$1.11.

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

This Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

1.	West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at April 30, 2013, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator under the supervision and guidance of Dr. Karl Schimann,, P. Geo. and Mr. Peter Dasler, P. Geo.and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

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

The West McArthur project is located between 6 and 30 kilometres west of the producing McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares. On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for West McArthur were acquired between October 2004 and February 2009 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107561, S-107562, S-107563, S-107565, S-107773, S-108010, S-108011, S-108012, S-111412 S-111413, S-111511 and S-111512. The mineral rights to West McArthur are valid and in good standing with the earliest claim requiring renewal in October 2029 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

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

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex ( High REE, Sandstone hosted) types of uranium. Previous exploration was hampered by the depths to the basement, however, recent advances with airborne geophysical survey technology has enabled penetration to those depths. Multiple exploration programs since 2005 have identified targets with strong geophysical feature, similar to those near existing uranium mines. Limited drill testing in several of these areas have shown the basement offsets, hydrothermal clay alteration, and elevated uranium geochemistry consistent with the Athabasca unconformity deposit model. The project, has four target areas which are being evaluated for further drill testing.

The property has undergone a series of exploration programs, including extensive geophysics and drilling of over 35 drill holes since 2005. Approximately $19.6 million has been spent by the joint venture.

The next drill programs are dependant on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2014 which will be funded 50% by CanAlaska and 50% by Mitsubishi.

As at April 30, 2013, the total exploration costs incurred for the West McArthur project was $19.6 million. Further exploration expenditures for this project has been deferred in 2013/2014 to await better capital market conditions in order to raise exploration funds. The West McArthur property is without known reserves and any proposed program is exploratory in nature.

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

As of April 30, 2013, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The remaining 50% interest is held by CanAlaska. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2013, the Company is holding approximately $605,000 of joint venture funds.

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

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for Cree East were acquired between November 2004 and June 2010 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107757, S-107774, S-107775, S-107776, S-107777, S-107778, S-107779, S-107780, S-108357, S-108358, S-108382, S-108383, S-108384, S-108385, S-108386, S-108387 and S-111809. The mineral rights to Cree East are valid and in good standing with the earliest claim requiring renewal in November 2020 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

The property has undergone extensive exploration since 2005 with $18.9 million expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts. The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. There is a planned program of geophysics to be performed by an external third party for winter field season 2014, budgeted at $350,000 which will be funded by the joint venture funds held. A $3 million summer drill program has been approved, subject to financing.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees. CanAlaska acts as project operator under the supervision and guidance of Dr. Karl Schimann,, P. Geo. and Mr. Peter Dasler, P. Geo.

As at April 30, 2013, the total exploration costs incurred for the Cree East project was $18.9 million. Further exploration expenditures for this project has been deferred. The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of drill exploration. Work permits are in place, but current expenditures are minimized. The Cree East property is without know reserves and any proposed program is exploratory in nature.

3.	NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies in northwest Manitoba just east of the border of northeast Saskatchewan, between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. It is 70 kilometres north of the community of Lac Brochet. As at April 30, 2013, CanAlaska holds a 100% interest in this property. The mineral exploration licenses for NW Manitoba were applied for and acquired between January 2005 and April 2006 from the Department of Innovation, Energy and Mines in the province of Manitoba, Canada. The exploration licenses are as follows, 166B, 236B and 247B. The mineral exploration licenses are valid to with the earliest license requiring renewal in January 2014. The Company has applied to renew the mineral exploration licenses with the Department of Innovation, Energy and Mines in the province of Manitoba for a further 5 year period. The Company will not incur a renew fee as CanAlaska has enough assessment credits for the renewal.

The property is accessible during the winter exploration period by ski equipped aircraft of by ski-doo from Lac Brochet. During the summer exploration period, the property is accessible by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The property is underlain by rocks of the Lower Proterozoic (Trans Hudson) age Wollaston domain. These supercrustals are composed of psammites, pelites, graphitic pelites, calcsilicates and greenstones. These rocks rest on an Archean basement and are intruded by numerous small uraniferous pegmatites, and granite.

Exploration was carried out in the 1970's by SMDC and SERU and included detailed geologic mapping, geochemical surveys and airborne geophysics. These exploration programs located uraniferous boulder trains, many conductors, numerous lake sediment, and radiometric anomalies. CanAlaska commenced work in 2005 and carried out extensive exploration across the project until 2007. Exploration detailed numerous uranium, base metal and rare earth (REE) occurrences. In mid 2007 exploration was put on hold pending community consultation by the Province of Manitoba. A 43-101 geological report filed in 2011 details ten areas for immediate drill testing. .

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

As at April 30, 2013, the total exploration costs incurred for the NW Manitoba project was $7.3 million. Further exploration expenditures for this project had been deferred. As at April 30, 2013, the Company was actively seeking a joint venture partner for this project and did apply for permits for drilling activities in 2013. As at April 30, 2013, the Company did not have a detailed plan to conduct exploration, however, an option agreement with a third party was entered into in September 2013 with MPVC Inc. The NW Manitoba property is without known reserves and any proposed program is exploratory in nature.

The property is currently under an option agreement with MPVC Inc., and for up to $11.4 million of work for the incoming party to earn up to 80% interest in the project. The work programs will be constructed by the MPVC Inc and MPVC Inc will act as the project operator.

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

In January 2013, the Company acquired the Patterson property by staking three blocks of claims, totaling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. As of April 30, 2013, the Company is actively seeking a joint venture partner for this project. A recent agreement with Makena Resources Inc is allowing for the first work on the property.

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

The Company is restricting its exploration activities on this property until financial markets recover.

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

Table 5: Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Grease River	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	ZTEM survey evaluation
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Makena Resources Inc.	No significant work undertaken
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property,NZ	Option with Atlantic Industrial Minerals Inc.	Underground evaluation carried out

The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intents to continue its efforts to seek a venture partner either through a joint venture or sales of its other projects.

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

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Our exploration activities requires permitting in the Province of Saskatchewan. For our projects in Saskatchewan, the Company applies for surface exploration permits from the Ministry of Environment, a letter of advice from the Heritage Resources Branch of the Ministry of Tourism, Parks, Culture and Sport, and a Right to Use Water from the Saskatchewan Water Authority. For our exploration projects in the Province of Manitoba, the Company applies for a Prospecting License, a Work Permit from the Manitoba Department of Conservation, and a notification to the Director of Mines for airborne surveys. In addition, all exploration activities have to conform to the Fisheries Act in terms of protection of fish habitat.

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

  significant financial difficulty of the issuer or counterparty; or
  default or delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

(i)	IFRS 9, Financial Instruments, was issued in November, 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

(ii)	Requirements for financial liabilities were added to IFRS 9 in October, 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 is January 1, 2015.

(iii)	IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under exiting IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

(iv)	IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the point operation.

(v)	IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity's interests in other entities.

(vi)	IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vii)	There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 - 13.

(viii)	IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

Results of Operations – Consolidated Statements of Loss and Comprehensive Loss
For the years ending April 30	2013	2012	2011
	($000’s)	($000’s)	($000’s)

EXPENSED EXPLORATION COSTS
Mineral property expenditures	632	4,825	8,026
Mineral property write-offs	137	451	-
Equipment rental income	(3)	(157)	(303)
Net option payment	-	-	(6)
Write-down on reclamation bonds	110	-	-
	876	5,119	7,717
OTHER EXPENSES
Consulting, labour and professional fees	834	1,255	1,299
Depreciation and amortization	108	136	178
Gain on disposal of property and equipment	4	(7)	(11)
Foreign exchange (gain) loss	(1)	(4)	4
Insurance, licenses and filing fees	85	115	130
Interest income	(24)	(119)	(90)
Other corporate costs	67	164	159
Investor relations and presentations	52	132	163
Rent	127	134	118
Share-based payments	176	319	623
Travel and accommodation	19	68	94
Management fees	(46)	(363)	(560)
Impairment and loss (gain) on disposal of available-for-sale securities	83	122	(28)
Premium on flow-through shares	-	(202)	-
	1,484	1,750	2,079

Net loss for the year	(2,360)	(6,869)	(9,796)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities	54	214	(257)
Total comprehensive loss for the year	(2,414)	(7,083)	(9,539)

Basic and diluted loss per share ($ per share)	(0.11)	(0.34)	(0.54)
Weighted average common shares outstanding (000's)	22,058	20,425	18,114

A.	Operating Results - Narrative Discussion

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

The share-based payments amount for the year is lower than the amount for the previous year. The decrease was primarily due to the decrease in the fair value calculation on the options granted in fiscal 2013 relative to fiscal 2012. During fiscal 2013, there were 1,357,500 options granted with an average fair value of $0.13 per option compared to 1,339,500 option granted with an average fair value of $0.24 per option in fiscal 2012. The share-based payments amount for the year ended April 30, 2012 was lower than the amount for the previous year. The decrease was primarily due to the share-based payment expense on the incremental fair value of the stock options which were modified in Q211.

A write-down on available-for-sale securities of approximately $83,000 was recorded in Q413. This was attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as other than a temporary impairment.

Management fees were lower in fiscal 2013 compared to fiscal 2012. This was primarily due to the decrease in our exploration activities relative to last year. During the same period last year, the Company spent $6.2 million on exploration, of which the majority of the expenditures was related to our joint venture projects where management fees were generated. Management fees were lower in fiscal 2012 compared to fiscal 2011. This was primarily due to the decrease in our exploration activities relative to prior years. During fiscal 2011, the Company spent $9.8 million on exploration, of which $7.0 million were related to our joint venture projects where management fees were generated.

B.	Liquidity and Capital Resources

As of April 30, 2013, the Company had $1.3 million in cash and cash equivalents and working capital of $1.2 million compared to $4.4 million in cash and cash equivalents and working capital of $3.1 million at April 30, 2012.

Operating Activities

The Company’s operating activities resulted in net cash outflows of $3.2 million, $6.5 million and $7.4 million for the fiscal years ended April 30, 2013, 2012 and 2011 respectively. Operating activities and costs for fiscal 2013 are lower than fiscal 2012 and 2011 as the Company reduced its exploration activities as well as continued its efforts to minimize it operating costs to conserve its cash reserves.

Financing Activities

Financing activities resulted in net cash outflows of $5,000 and net cash inflows of $1.3 million and $9.2 million for the fiscal years ended April 30, 2013, 2012 and 2011 respectively. For the fiscal year ended April 30, 2011, the Company raised $3.3 million from an ordinary and a flow-through financing in December 2010 and received net cash contributions of $5.5 million from our Korean joint venture partner. During the fiscal year ended April 30, 2012, the Company raised $0.9 million from flow-through and ordinary common share financings completed in March 2012, and $0.5 million from a flow-through financing completed in May 2011. In fiscal 2013, the Company incurred TSX listing fees related to the Company’s share compensation plan. Currently, junior uranium exploration companies are finding it difficult to seek financing. The Company is working to sell, option or joint-venture non-core assets.

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

Equity and Financings

Table 10: ($000’s) Shareholders’ Equity	Apr-13	Apr-12	Apr-11
Common shares	73,205	73,210	72,108
Equity reserve	10,682	10,506	10,170
Investment revaluation reserve	(1)	53	267
Deficit	(80,856)	(78,496)	(71,627)
Total shareholders’ equity	3,030	5,273	10,918

Table 11: (000’s) Equity Instruments	Apr-13	Apr-12
Common shares outstanding	22,058	22,058
Options outstanding
Number	3,598	2,924
Weighted average price	$0.55	$0.81
Warrants outstanding
Number	72	1,311
Weighted average price	$0.55	$1.83

Equity Instruments

As of March 17, 2014, the Company had the following securities outstanding. Common shares - 22,068,136; Stock options – 3,917,000; and Warrants – nil.

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

In September 2010, the Company issued 20,000 common shares under the amended option agreement for the Fond Du Lac project. In July 2010, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

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

A.	Consolidated Statements and Other Financial Information

This Form 20-F/A (Amendment No.1) contains consolidated financial statements for the Company for fiscal year end April 30, 2013 which contains an audit report dated March 21, 2014 filed herewith under Item 19.

B.	Significant Changes

There have been no significant changes since the financial year ended April 30, 2013, other than disclosed in this Form 20-F/A.

Subsequent to April 30, 2013, the Company recognized mineral property impairments on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell properties for approximately $317,000 as the Company did not renew certain of its permits for these projects.

In November 2013, the Company applied to list its shares on the TSX Venture Exchange in response to the Company no longer meeting the market capital requirement of the TSX. The Company's common shares delisted from the TSX and commenced trading on the TSX Venture Exchange on December 30, 2013.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended April 30, 2013, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation in our original filing of the 2013 Form 20-F on July 30, 2013, our CEO and CFO concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Subsequent to the evaluation of our disclosure controls and procedures as of April 30, 2013, in connection with the restatement discussed in Note 18 to the consolidated financial statements included in Item 18 of this Amendment No.1, management, with the participation of our CEO and CFO, re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2013, and our CEO and CFO concluded that, because of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective at the reasonable assurance level as of April 30, 2013.

Management’s Annual report on internal control over financial reporting
As at the end of the period covered by the 2013 Form 20-F, management of the Company, with the participation of the CEO and the CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the CEO and the CFO concluded that, as of the end of the period covered by the 2013 Form 20-F, the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The CEO and the CFO also concluded that, as of the end of the period covered by this annual report, the internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its internal control over financial reporting, the Company used the Internal Control – Integrated Framework (1992) (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There were no material weaknesses in the Company's internal control over financial reporting. During the year ended April 30, 2013, there were no changes to the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent to the evaluation of the effectiveness of our internal control over financial reporting as of April 30, 2013, in connection with the restatement discussed in Note 18 to the consolidated financial statements included in Item 18 of this Amendment No. 1, management re-evaluated the effectiveness of our internal control over financial reporting and, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the COSO, determined that the material weakness described below existed as of April 30, 2013. Accordingly, as a result of this material weakness, management concluded that our internal control over financial reporting was not effective as of April 30, 2013. As a result, management has restated Management's Annual Report on Internal Control over Financial Reporting.

In connection with our assessment of internal control over financial reporting under section 404 of the Sarbanes Oxley Act of 2002, we identified a material weakness in our internal control over financial reporting related to financial reporting as of April 30, 2013. The Company did not have adequate controls designed and in place to ensure the completeness of the Company's financial information, in particular with respect to including the required comparative financial statements that cover the latest three financial years. Specifically, the Company inadvertently included the Canadian financial statements, which required comparative financial statements that covered the latest two years, in their 20-F annual report. The Company is determining improvements in its financial reporting process to remediate this material weakness.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the company to provide only management’s report in this annual report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

PART III

ITEM 18.	FINANCIAL STATEMENTS

See the consolidated financial statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19.	EXHIBITS

The audited consolidated financial statements of the Company and exhibits listed below are filed with this annual report on Form 20-F/A in the United States. The financial statements appear on Pages F-1 through F-41. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the audited consolidated financial statements and exhibits listed below.

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements for the years ended April 30, 2013, April 30, 2012 and April 30, 2011.
•	Consolidated Statements of Financial Position as at April 30, 2013 and 2012.
•	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2013 , April 30, 2012 and April 30, 2011.
•	Consolidated Statements of Changes in Equity for the years ended April 30, 2013, April 30, 2012 and April 30, 2011.
•	Consolidated Statements of Cash Flows for the years ended April 30, 2013, April 30, 2012 and April 30, 2011.
•	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
99.1	Consolidated Financial Statements April 30, 2013, 2012 and 2011 (Restated)

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 26, 2014

CANALASKA URANIUM LTD.

“Peter Dasler”

President & CEO

“Harry Chan”

Chief Financial Officer