Form 20-F
period 2014-04-30
CANALASKA URANIUM LTD
filed 2014-08-29
CIK 1023109

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
	For the Fiscal Year Ended	APRIL 30, 2014
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
22,068,136 Common Shares without par value issued and outstanding at April 30, 2014
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
yes		no

(i)

TABLE OF CONTENTS

	GLOSSARY OF MINING TERMS			(vi)

	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS			(viii)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS			1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE			1

ITEM 3.	KEY INFORMATION			1
	A.	Selected Financial Data		1
	B.	Capitalization and Indebtedness		4
	C.	Reasons for the Offer and Use of Proceeds		4
	D.	Risk Factors		5

ITEM 4.	INFORMATION ON THE COMPANY			9
	A.	History and Development of the Company		9
	B.	Business Overview		10
	C.	Organizational Structure		10
	D.	Property Plant and Equipment		10

		(i)	WEST MCARTHUR PROJECT, SASKATCHEWAN	11
		(ii)	CREE EAST PROJECT, SASKATCHEWAN	13
		(iii)	NW MANITOBA, MANITOBA	14
		(iv)	GREASE RIVER	15
		(v)	POPLAR	15
		(vi)	LAKE ATHABASCA	15
		(vii)	HODGSON	15
		(viii)	COLLINS BAY	15
		(ix)	CARSWELL	15
		(x)	PATTERSON	15
		(xi)	REEFTON	15
		(xii)	BC COPPER	16
		(xiii)	HANSON	16
		(xiv)	KASMERE	16
		(xv)	OTHER PROJECTS	16

ITEM 4A.	UNRESOLVED STAFF COMMENTS			18

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS			18
		Significant Accounting Policies		18
		Results of Operations - Consolidated Statement of Loss, Comprehensive Loss and Deficit
		for the years ended April 30, 2014, 2013 and 2012		23
	A.	Operating Results – Narrative Discussion		24
	B.	Liquidity and Capital Resources		24
	C.	Research and Development, Patents and Licenses, etc.		27
	D.	Trend Information		27
	E.	Off-Balance Sheet Arrangements		27
	F.	Tabular Disclosure of Contractual Obligations		27

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES			27
	A.	Directors and Senior Management		28
	B.	Compensation		30
	C.	Board Practices – Mandate of the Board of Directors		35
	D.	Employees		35
	E.	Share Ownership		36

(ii)

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		36
	A.	Major Shareholders	36
	B.	Related Party Transactions	36
	C.	Interests of Experts and Counsel	37

ITEM 8.	FINANCIAL INFORMATION		37
	A.	Consolidated Statements and Other Financial Information	37
	B.	Significant Changes	37

ITEM 9.	THE OFFER AND LISTING		37
	A.	Offer and Listing Details	37
	B.	Plan of Distribution	38
	C.	Markets	38
	D.	Selling Shareholders	39
	E.	Dilution	39
	F.	Expenses of the Issue	39

ITEM 10.	ADDITIONAL INFORMATION		39
	A.	Share Capital	39
	B.	Memorandum and Articles of Association	39
	C.	Material Contracts	39
	D.	Exchange Controls	40
	E.	Taxation	40
	F.	Dividends and Paying Agents	47
	G.	Statements by Experts	47
	H.	Documents on Display	47
	I.	Subsidiary Information	47

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		47

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		48

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES		48

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
	AND USE OF PROCEEDS		48

ITEM 15.	CONTROLS AND PROCEDURES		48

ITEM 16.	NOT APPLICABLE

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		49

ITEM 16B.	CODE OF ETHICS		49

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		50

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDES FOR AUDIT COMMITTEES		50

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER
	AND AFFILIATED PURCHASERS		50

ITEM 16F.	CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT		50

ITEM 16G.	CORPORATE GOVERNANCE		50

ITEM 16H.	MINE SAFETY DISCLOSURE		50

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS		50

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS		50

ITEM 19.	EXHIBITS		51

	SIGNATURES		53

(iii)

The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements for the years ended April 30, 2014, 2013, and 2012.
•	Consolidated Statements of Financial Position as at April 30, 2014 and 2013.
•	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2014, April 30, 2013 and April 30, 2012.
•	Consolidated Statements of Changes in Equity for the years ended April 30, 2014, April 30, 2013 and April 30, 2012.
•	Consolidated Statements of Cash Flows for the years ended April 30, 2014, April 30, 2013 and April 30, 2012.
•	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
1.1	Articles of Incorporation*
11.1	Code of Ethics
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
14.1	Management Discussion and Analysis dated July 29, 2014
14.2	Audit Committee Charter
14.3	Corporate Governance Policy

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

(v)

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

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

1.	The selected financial data and the information in the following tables of the Company for the years ended April 30, 2014, April 30, 2013 and April 30, 2012 were derived from the consolidated financial statements of the Company. These consolidated financial statements have been prepared in accordance with and in compliance with International Financial Reporting Standard as issued by the International Accounting Standards Boards (“IFRS”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The Company’s consolidated financial statements are presented in Canadian dollars. The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments which are measured at fair value.

The selected financial data should be read in conjunction with the consolidated financial statements along with the notes thereto, the Management Discussion and Analysis (“MDA”) dated August 7, 2014, filed herewith, and Item 5 – Operating and Financial Review Prospects.

2.	The table below summaries certain consolidated financial information in accordance with IFRS for the years ending April 30, 2014, April 30, 2013, April 30, 2012 and April 30, 2011. The information has been derived from the consolidated financial statements filed herewith.

International Financial Reporting Standards

(in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2014	2013	2012	2011
Assets
Cash and cash equivalents	1,044	1,265	4,394	9,642
Other current assets	466	144	466	981
Mineral properties	813	1,238	1,356	1,797
Other non-current assets	483	578	849	959
Total assets	2,806	3,225	7,065	13,379
Liabilities
Current liabilities	382	195	1,792	2,461
Shareholders’ Equity
Common shares	73,205	73,205	73,210	72,108
Equity reserve	10,807	10,682	10,506	10,170
Investment revaluation reserve	(24)	(1)	53	267
Deficit	(81,564)	(80,856)	(78,496)	(71,627)

Revenues	-	-	-	-
Exploration costs	(127)	876	5,119	7,717
Other expenses	835	1,484	1,750	2,079
Net loss for the year	(708)	(2,360)	(6,869)	(9,796)
Unrealized loss (gain) on available-for-sale securities	23	54	214	(257)
Total comprehensive loss for the year	(731)	(2,414)	(7,083)	(9,539)
Weighted Avg.# of shares outstanding (000’s)	22,066	22,058	20,425	18,114
Net loss per share – basic and diluted	(0.03)	(0.11)	(0.34)	(0.54)

2. (a)      The table below summaries certain consolidated financial information for the year ending April 30, 2010 in accordance with U.S. GAAP in Canadian dollars, which have been derived from previously published consolidated financial statements for the year ended dates.

U.S. GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2010
Assets
Cash	7,889
Restricted cash	833
Other current assets	1,409
Mineral properties	1,043
Other non-current assets	1,134
Total assets	12,308
Liabilities
Current liabilities	1,626
Future income tax liability	-
Shareholders’ Equity
Common shares	67,655
Contributed surplus	10,108
Accumulated other comprehensive income	10
Deficit	(76,613)
Non-controlling interest	9,554

Revenues	-
Exploration costs	6,652
Other expenses	2,973
Loss before income taxes	(9,625)
Future income tax (expense) recovery	-
Net loss for the year	(9,625)
Loss attributable to non-controlling interests	1,418
Loss attributable to common shareholders	(8,207)
Unrealized (gain) loss on available-for-sale securities	(1)
Comprehensive loss for the year	(9,624)
Weighted Avg.# of Shares Outstanding	15,376
Net Loss Per Share – basic and diluted	(0.53)

2. (b)      The table below summaries certain consolidated financial information for the year ending April 30, 2010 in accordance with Canadian GAAP in Canadian dollars, which have been derived from previously published consolidated financial statements for the year ended dates.

Canadian GAAP (in Canadian Dollars) for the Fiscal Year Ended April 30

$000’s	2010
Assets
Cash	8,722
Other current assets	1,409
Mineral properties	46,245
Other non-current assets	1,134
Total assets	57,510
Liabilities
Current liabilities	1,626
Future income tax liability	3,399
Shareholders’ Equity
Common shares	60,878
Contributed surplus	9,665
Accumulated other comprehensive income	10
Deficit	(30,668)
Non-controlling interest	12,600

Revenues	-
Exploration costs	477
Other expenses	2,960
Loss before income taxes	(3,437)
Future income tax (expense) recovery	461
Net loss for the year	(2,976)
Unrealized (gain) loss on available-for-sale securities	(1)
Comprehensive loss for the year	(2,975)
Weighted Avg.# of Shares Outstanding	15,376
Net Loss Per Share – basic and diluted	(0.19)

3. (a)      On July 31, 2014 the exchange rate of the Canadian dollar into United States Dollars based on the nominal rate for U.S. Dollars reported by the Bank of Canada was $1.00 equals C$1.09.

3. (b)       U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

2014	February	March	April	May	June
High	0.9141	0.9128	0.9210	0.9247	0.9393
Low	0.8932	0.8866	0.9046	0.9085	0.9122

3. (c) U.S. Dollar/Canadian Dollar Exchange Rates for the Five Most Recent Financial Years

Fiscal Year Ended	Average	High	Low	Close
April 30, 2014	0.9429	0.9983	0.8866	0.9124
April 30, 2013	1.0035	1.0397	0.9683	1.0075
April 30, 2012	0.9959	1.0630	0.9383	0.9879
April 30, 2011	0.9873	1.0582	0.9218	0.9464
April 30, 2010	1.0109	1.1079	1.0038	1.0158

B.	Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.	Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. An investment in our common shares is highly speculative and subject to a number of known and unknown risks.  Only those persons who can bear the risk of the entire loss of their investment should purchase our securities.  An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares.  There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.   Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business.  If any of these risks occur, operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and the investor may lose all of their investment.  The risk factors set forth below and elsewhere in this Annual Report, may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Cash Flows and Additional Funding Requirements May Be Required

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 741,794 ha of property to reduce to 695,283 ha by December 31 2014, and 655,495 ha by December 31 2015. The Company’s Fond Du Lac property reached its last anniversary on February 25 2014, after February 2015 a new lease or a special lease extension will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada. The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date.

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

Failure to Maintain Adequate Internal Control Over Financial Reporting

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act. During the Company’s five most recent fiscal years, management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and, for its fiscal years 2006 through 2011, SOX required an attestation report by the Company’s independent auditors addressing the effectiveness of internal control over financial reporting. However, in April 2012 the requirement of auditor attestation was, with respect to “emerging growth companies,” repealed by the “Jumpstart Our Business Startups Act” (“JOBS Act”). Because the Company is presently an “emerging growth company” within the meaning of the JOBS Act, it is now exempt from the SOX requirement of auditor attestation regarding its internal controls over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company identified a material weakness over its internal control over financial reporting related to financial reporting as of April 30, 2013 which has been remediated as of April 30, 2014. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, particularly as a result of reduced staff, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

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

Canadian and U.S. Reporting of Reserves Are Different

Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

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

The Company believes it is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2014, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Our Stock Is Thinly Traded

The trading market for our shares is not always liquid. The market price of our common shares has ranged from a high of $0.28 and a low of $0.09 during the twelve month period ended April 30, 2014. Although our shares trade on the Toronto Stock Exchange, FINRA Over-the-Counter Bulletin Board and on the Frankfurt Stock Exchange, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

The Company was incorporated on May 22, 1985 under the laws of the Province of British Columbia, Canada under the name Canadian Gravity Recovery Group Ltd. On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd. On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd. On October 19, 1999, the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd. The Company was transitioned under the British Columbia Business Corporations Act on September 24, 2004. The Company changed its name to CanAlaska Uranium Ltd. on October 11, 2006. On November 8, 2010, the Company consolidated its share capital on a ten for one basis. On June 21, 2011, the Company’s shares were listed for trading on the Toronto Stock Exchange and were de-listed from the TSX Venture Exchange. On December 27, 2013 the Company’s shares were delisted from trading on the Toronto Stock Exchange and on December 30, 2013 its shares were listed for trading on the TSX Venture Exchange. The registered office is #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, Canada. The telephone number is 604-688-3211 the fax number is 604-688-3217. The Company’s host agent in the United States is Incorp Services Inc., 375 N. Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909, USA.

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

The Company has responded to the drop in market activity and values since the Fukushima nuclear incident by actively marketing its expertise and uranium exploration projects to industry and end users for project financings or sales. There has been a slow resurgence in interest, and at the end of the fourth quarter of our 2014 fiscal year, some renewed interest from North American and Chinese industry groups in response to the Canada-China nuclear accord. Management has continued evaluating its priorities, taking steps to streamline non-discretionary expenditures, continuing its efforts to raise funds and explore all opportunities to sell and/or joint venture its properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to the difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

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

In May 2014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings. The New Zealand subsidiary is being liquidated after the sale of the Reefton project to Stevenson Mining Ltd. and there are no significant assets or liabilities remaining in the entity.

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

Overview

The Company currently has 18 projects within the Athabasca basin area and has carried out exploration programs on four of these in the past year. In fiscal 2014, the Company spent $0.3 million ($0.5 million net of $0.2 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the fourth quarter of 2014 is significantly down from the same comparative quarter of 2013, as the Company has reduced its exploration spend to conserve cash relative to the prior period. In the fourth quarter, the Company historically spent this time drilling in the winter season in the Athabasca Basin at our various projects.

The following table summarizes the Company’s expenditures for twelve months ended April 30, 2014.

($000's) Total Exploration	Cree East	West McArthur	Fond Du Lac	NW Manitoba	Other Athabasca Basin Projects	New Zealand	Other and Generative Projects	Total
Camp Cost & Operations	(12)	-	4	-	-	-	-	(8)
Drilling	27	-	6	-	1	-	-	34
General & Admin	26	36	1	11	14	25	55	168
Geochemistry	-	-	-	-	-	-	1	1
Geology	1	-	-	-	8	-	-	9
Geophysics	151	-	-	-	32	-	-	183
Other	28	2	-	76	3	-	(12)	97
Gross Expenditures	221	38	11	87	58	25	44	484
Reimbursements	(111)	(19)	-	(83)	-	-	-	(213)
Net Expenditures	110	19	11	4	58	25	44	271

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects. Reimbursements represents the amounts received from our joint venture partners and option partners to be applied against the expenditures for the project.

(i)	West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised its option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at April 30, 2014, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo. and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

($000's)	Quarterly								Year Ended
West McArthur Project	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	Apr-13	Apr-14	LTD
Camp Cost & Operations	-	-	-	(8)	-	-	-	-	(8)	-	2,976
Drilling	-	-	-	-	-	-	-	-	-	-	6,745
General & Admin	31	26	12	8	6	8	10	11	77	35	2,132
Geochemistry	15	1	-	-	-	-	-	-	16	-	339
Geology	48	16	1	-	-	-	-	-	65	-	1,000
Geophysics	211	12	4	-	-	-	-	-	227	-	5,775
Other	20	3	6	-	1	2	-	-	29	3	677
Gross Expenditures	325	58	23	-	7	10	10	11	406	38	19,644
Reimbursement	(171)	(30)	(12)	-	(4)	(5)	(5)	(6)	(213)	(19)	(14,227)
Net Expenditures	154	28	11	-	3	5	5	5	193	19	5,417

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

The next drill programs are dependent on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2014 which will be funded 50% by CanAlaska and 50% by Mitsubishi.

As at April 30, 2014, the total exploration costs incurred for the West McArthur project was $19.6 million. Further exploration expenditures for this project have been deferred in 2013/2014 to await better capital market conditions in order to raise exploration funds. The West McArthur property is without known reserves and any proposed program is exploratory in nature.

(ii)	Cree East Project, Saskatchewan – Korean Consortium

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

As of April 30, 2014, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The remaining 50% interest is held by CanAlaska. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2014, the Company is holding approximately $176,000 of joint venture funds.

($000's)	Quarterly								Year Ended
Cree East Project	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	Apr-13	Apr-14	LTD
Camp Cost & Operations	4	-	-	-	-	1	(13)	-	4	(12)	3,332
Drilling	-	-	-	-	-	27	-	-	-	27	6,740
General & Admin	5	-	14	18	-	13	5	9	37	26	502
Geochemistry	5	1	-	-	-	-	-	-	6	-	537
Geology	49	2	2	20	-	1	-	-	73	1	1,583
Geophysics	1	-	1	-	-	-	-	151	2	151	3,410
Management Fees	10	1	3	6	1	4	-	17	20	22	1,574
Other	30	4	5	3	-	-	-	7	42	7	1,471
Net Expenditures	104	8	25	47	1	46	(8)	184	184	222	19,149

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

The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformity overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

The property has undergone extensive exploration since 2005 with $19.1 million expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts. The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. There is a program of geophysics to be performed by an external third party for winter field season 2014, budgeted at $350,000 which will be funded by the joint venture funds held. A $3 million summer drill program has been approved, subject to financing.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees. CanAlaska acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo.

As at April 30, 2014, the total exploration costs incurred for the Cree East project was $19.1 million. In March 2014 the Joint Venture carried out geophysical surveys over the Zone B target area. This surveying was in preparation for a proposed summer drill program. The summer drill program is dependent upon financing by CanAlaska or others. The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of the drill exploration. Work permits are in place for summer 2014 drilling. The Cree East property is without known reserves and any proposed program is exploratory in nature.

(iii)	NW Manitoba, Manitoba

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

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, making a cash payment of $35,000, issuing 12 million common shares and issuing 6 million common share purchase warrants.

On February 28, 2014, the option agreement with MPVC for the NW Manitoba project was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the option agreement, MPVC paid a further non-refundable cash deposit in the amount of $50,000 on March 14, 2014.

In April 2014, the Company announced that MPVC Inc. had received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. MPVC reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization.

(iv)	Grease River

In Q114 and Q214, the Company recognized an impairment on certain of its Grease River claims of approximately $57,000 as it did not renew its permits on these claims.

(v)	Poplar

During fiscal 2014, the Company recognized an impairment on certain of its Poplar claims of approximately $35,000 as it did not renew its permits on these claims.

(vi)	Lake Athabasca

In Q114 and Q414, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $20,000 as it did not renew its permits on these claims.

(vii)	Hodgson

In Q114, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property. In Q314, the Company re-staked certain claim blocks for $6,895.

(viii)	Collins Bay

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013. As a result, in July 2013, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

(ix)	Carswell

In January 2014, the Company recognized an impairment on its Carswell claim of approximately $136,000 as it did not renew its permits on this property.

(x)	Patterson

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

(xi)	Reefton

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire a 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year, and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. In Q414, the Company recognized a loss on disposal of the Reefton project of approximately $4,000.

(xii)	BC Copper

The Company has two claim blocks (Big Creek and Quesnel). Big Creek was under option, but in July 2013, the option agreement with Discovery Ventures Ltd. and Tyrone Docherty was terminated. The property is currently being marketed for sale or option.

(xiii)	Hanson

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17,272 hectares located in Saskatchewan for $10,374.

In January 2014, the Company entered into a purchase agreement for two claim blocks in the Hanson project to Copper Reef Mining Corp. ("Copper Reef") for aggregate purchase consideration of $50,000 in cash and the issuance of 1,000,000 common shares in the capital of Copper Reef and completion of $50,000 of exploration expenditures. The Company retains a 2% net smelter royalty in the agreement.

(xiv)	Kasmere

In April 2014, the Company announced that it had entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company, East Resources Ltd. for an aggregate cash payment totalling $1.8 million. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to year end, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

(xv)	Other Projects

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

Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	No significant work undertaken
Grease River	Seeking Venture Partner	No significant work undertaken
Hanson	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	No significant work undertaken
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Option with Makena Resources Inc.	Airborne surveys have been contracted
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property, NZ	Sale to Stevenson Mining Ltd.

The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intends to continue its efforts to seek a venture partner either through a joint venture or sales of its other projects.

In fiscal 2014, the Company recognized an impairment on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell claims for approximately $357,000 as it did not renew certain of its claims on these properties.

In May 2014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings. The New Zealand subsidiary is being liquidated after the sale of the Reefton project to Stevenson Mining Ltd. and there are no significant assets or liabilities remaining in the entity.

CanAlaska maintains 12 other projects in the Athabasca basin; one project in Alaska and four projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. A number of these projects are being marketed for sale or joint venture, and the company hopes to realize increased value in the future.

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

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

Project Expenditure Summary

Details of life to date (“LTD”) exploration and evaluation expenditures:

($000’s)	2014 Fiscal Expenditures				Life to Date - April 30, 2014
Project	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	223	-	223	-	19,150	-	19,150
West McArthur	-	37	(19)	18	65	19,578	(14,227)	5,416
Fond Du Lac	-	11	-	11	120	4,427	-	4,547
NW Manitoba	-	3	-	3	16	7,311	-	7,327
Poplar	-	-	(35)	(35)	166	3,637	(3,245)	558
Grease River	-	1	(57)	(56)	133	3,495	(2,907)	721
Key Lake	-	-	-	-	24	1,027	(1,047)	4
Helmer	-	1	-	1	107	5,047	-	5,154
Lake Athabasca	-	-	(20)	(20)	118	5,966	(20)	6,064
Hodgson	7	-	(109)	(102)	116	1,561	(109)	1,568
Collins Bay	-	10	-	10	-	1,319	-	1,319
McTavish	-	-	-	-	74	687	(108)	653
Ruttan	-	33	-	33	15	67	-	82
Carswell	-	1	(137)	(136)	137	754	(137)	754
Other	0	1	-	1	57	2,568	(1,616)	1,009
New Zealand
Reefton, NZ	-	25	(24)	1	24	811	(505)	330
Other
Other Projects, Various	12	17	-	29	86	692	(425)	353
Total	19	363	(401)	(19)	1,258	78,097	(24,346)	55,009

($000’s)	2013 Fiscal Expenditures				Life to Date - April 30, 2013
Project	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	184	-	184	-	18,927	-	18,927
West McArthur	-	406	(213)	193	65	19,541	(14,208)	5,398
Poplar	-	-	-	-	166	3,637	(3,210)	593
Fond Du Lac	-	17	-	17	120	4,415	-	4,535
Grease River	-	-	-	-	133	3,494	(2,850)	777
Cree West	-	-	(48)	(48)	-	1,112	(1,112)	-
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	36	-	36	16	7,308	-	7,324
Helmer	-	14	-	14	107	5,046	-	5,153
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	2	(11)	(9)	-	2,331	-	2,331
Hodgson	-	81	-	81	109	1,561	-	1,670
Arnold	-	-	(35)	(35)	-	1,341	-	1,341
Collins Bay	-	-	-	-	-	1,309	-	1,309
McTavish	-	4	-	4	74	687	(108)	653
Carswell	-	23	(37)	(14)	136	753	-	889
Ruttan	15	32	-	47	15	34	-	49
Other	4	2	-	6	57	2,870	(1,919)	1,008
New Zealand
Reefton, NZ	-	6	-	6	24	786	(481)	329
Other
Other Projects, Various	1	194	(82)	113	74	675	(425)	324
Total	20	1,001	(426)	595	1,238	82,820	(25,360)	58,698

ITEM 4A	- UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

This discussion should be read in conjunction with the consolidated financial statements of the Company for the fiscal year ended April 30, 2014 and the Management Discussion and Analysis dated August 7, 2014 as filed herewith.

Significant Accounting Policies

The complete list of the Company’s significant accounting policies are set out in Note 3 of the consolidated financial statements for the year ended April 30, 2014, filed herewith.

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

Option payments made by an interested acquirer are recorded as a reduction of the value of the asset, with any excess over the carrying value of the asset recorded into income.

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

Decommissioning liabilities

Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised. There are no decommissioning liabilities obligations as at April 30, 2014 and April 30, 2013.

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

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10 of the Company’s audited financial statements for the year ended April 30, 2014 and 2013. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

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

New accounting standards adopted

The following standards were adopted effective May 1, 2013.

(i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(ii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in jointly controlled entities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iii) IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flow. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iv) IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on May 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at May 1, 2013.

(v) The Company has adopted the amendments to IAS 1 effective May 1, 2013. These amendments required the Company to group other comprehensive income by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The adoption of this standard had no effect on the Company's consolidated financial statements.

Future Accounting pronouncements

Unless otherwise noted, the following new or revised standards will be effective for the Company in future periods.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

(ii) IFRIC 21, Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 is effective for the Company beginning on May 1, 2014. The Company is currently assessing the impact of this guidance.

Results of Operations – Consolidated Statements of Net Loss and Comprehensive Loss
For the years ending April 30	2014	2013	2012
	($000’s)	($000’s)	($000’s)

EXPENSED EXPLORATION COSTS
Mineral property expenditures	271	632	4,825
Mineral property write-offs	357	137	451
Equipment rental income	(12)	(3)	(157)
Recoveries on option payment received	(746)	-	-
Write-down on reclamation bonds	3	110	-
	(127)	876	5,119
OTHER EXPENSES
Consulting, labour and professional fees	402	834	1,255
Depreciation and amortization	80	108	136
Loss (gain) on disposal of property and equipment	5	4	(7)
Foreign exchange loss (gain)	1	(1)	(4)
Insurance, licenses and filing fees	98	85	115
Interest income	(10)	(24)	(119)
Other corporate costs	33	67	164
Investor relations and presentations	22	52	132
Rent	26	127	134
Share-based payments	125	176	319
Travel and accommodation	9	19	68
Management fees	(30)	(46)	(363)
Impairment of available-for-sale securities	74	83	122
Premium on flow-through shares	-	-	(202)
	835	1,484	1,750

Net loss for the year	(708)	(2,360)	(6,869)

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on available-for-sale securities	23	54	214
Total comprehensive loss for the year	(731)	(2,414)	(7,083)

Basic and diluted loss per share ($ per share)	(0.03)	(0.11)	(0.34)

A.	Operating Results - Narrative Discussion

In the fiscal year ended April 30, 2014, the Company spent $0.5 million on exploration costs and recovered $0.2 million from our exploration partners for a net mineral property expenditure of $0.3 million.

For the fiscal year ended April 30, 2014, the Company recognized mineral property impairments on the Grease River, Poplar, Lake Athabasca, Hodgson and Carswell projects for approximately $357,000 as the Company did not renew certain of its permits for these projects.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects. In Q1 and Q2, 2013, the rental income is related to the summer work program on the BC Copper project. In Q3 and Q4 2014, the rental income is related to the rental of tents and camp supplies to a 3rd party.

Consulting, labour, and professional fees are lower than the same comparative prior period. The decrease is primarily attributed to a decrease in the salaries expense from the re-negotiated employment agreements for senior staff and management which began effective August 2012. The Company has terminated some staff and re-negotiated employment agreements with senior staff and management in efforts to minimize the Company’s operating costs. The Company also reduced it usage of professionals and consultants in Q414 compared to Q413. As of January 1, 2013, the independent directors of the Company have not received directors’ fees in the form of cash, in order to assist the Company in its plans to control its operation costs.

Insurance, licenses and filing fees are higher for fiscal 2014 compared to fiscal 2013. The increase is primarily due to the TSX Venture listing fees incurred in Q314 as the Company’s shares began trading on the TSX Venture Exchange on December 30, 2013. In Q1, Q2 and Q4 2014, insurance, license and filing fees were consistent relative to the same comparative prior periods.

Interest income was lower in 2014 compared to 2013. The decrease was attributed to the decreased cash balances held during the year.

Investor relations expenses were lower in 2014 compared to 2013. The decrease is primarily attributed to the decrease in services provided by a Canadian investor relations firm. The Company received contract services from the Canadian investor relations firm which started in June of 2011 and terminated in July 2012.

Rent expense was lower in Q414 compared to Q314 as a Company sublet its office space in its effort to reduce it cash burn and operating costs going forward. The Company is however committed to the full lease amount, not the net for the head lease on the Vancouver office space.

The share-based payments amount for the year is lower than the amount for the previous year. The decrease was primarily due to the decrease in the fair value calculation on the options granted in fiscal 2014 relative to fiscal 2013. During fiscal 2014, there were 1,591,750 options granted with an average fair value of $0.07 per option compared to 1,357,500 option granted with an average fair value of $0.13 per option in fiscal 2013.

A write-down on available-for-sale securities of approximately $74,000 was recorded in fiscal 2014. This was attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as other than a temporary impairment.

Management fees were lower in fiscal 2014 compared to fiscal 2013. This was primarily due to the decrease in our exploration activities relative to last year. During fiscal 2014, the Company spent $0.5 million on exploration, of which $0.3 million were related to our joint venture projects where management fees were generated. During fiscal 2013, the Company spent $1.0 million on exploration, of which $0.6 million were related to joint venture projects.

B.	Liquidity and Capital Resources

As of April 30, 2014, the Company had $1.0 million in cash and cash equivalents and working capital of $1.1 million and as of April 30, 2013, the Company had $1.3 million in cash and cash equivalents and working capital of $1.2 million.

5.1	Operating Activities

The Company’s operating activities resulted in net cash outflows of $0.6 million and $3.2 million for the fiscal years ended April 30, 2014 and 2013 respectively. Operating activities and costs for fiscal 2014 are lower than fiscal 2013 as the Company reduced its exploration activities and option or sold several of its projects during the year, as well as continued its efforts to minimize it operating costs to conserve its cash reserves.

5.2	Financing Activities

Financing activities resulted in net cash outflows of approximately $1,000 and $5,000 for the fiscal years ended April 30, 2014 and 2013 respectively. During the fiscal year ended April 30, 2014, the Company paid finders fees related to a prior financing in March 2012. In fiscal 2013, the Company incurred TSX listing fees related to the Company’s share compensation plan. Currently, junior uranium exploration companies are finding it difficult to seek financing. The Company is working to sell option or joint venture non core assets.

5.3	Investing Activities

Investing activities resulted in net cash inflow of approximately $396,000 and $72,000 for fiscal year ended April 30, 2014 and 2013 respectively. During the year ended April 30, 2014, the Company received cash option payments of approximately $385,000. The Company also staked the Hansen project for approximately $10,000, the Hodgson project for approximately $7,000 and the Big Creek project for approximately $1,000. The Company also recovered approximately $10,000 of reclamation bonds deposited with the Manitoba Mines Branch and the Company also sold the Reefton project for $20,000 to Stevenson Mining during the year. During the year ended April 30, 2013, the Company acquired the Ruttan property and the Patterson Lake property by staking five blocks of claims totalling 7,742 hectares for approximately $20,000 and received $75,000 in option payments from Discovery Ventures Ltd. The Company also received approximately $19,000 from the sale of certain property and equipment.

Cash and Working Capital

($000’s) Cash and Working Capital	Apr-14	Apr-13
Cash and cash equivalents	1,044	1,265
Trade and other receivables	52	58
Available-for-sale securities	414	86
Trade and other payables	(382)	(195)
Working capital	1,128	1,214

For analysis and discussion of the movement in cash and cash equivalents reference should be made to section 5 of this MD&A. Included within cash and cash equivalents are $0.2 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the consolidated financial statements for further details.

As at April 30, 2014, included within trade and other receivables is approximately $13,000 in Goods and Services Tax ("GST") refunds. The increase in available-for-sale securities is primarily a result of receiving 1,000,000 shares from Makena Resources Inc. for our Patterson project in Q314, 500,000 shares from Copper Reef for our Hanson project and 2,250,000 shares from MPVC Inc. for our NW Manitoba project in Q414. The decrease in trade and other receivables for April 30, 2014 is due primarily to a reduction its exploration expenditures in winter 2014 compared to winter 2013.

The increase in trade and other payables is due primarily to our exploration activities at our Cree East project compared with the fourth quarter of 2013. The Company intends to operate an extensive geophysics program at our Cree East project in winter 2014.

3.1	Other Assets and Liabilities

($000’s) Other Assets and Liabilities	Apr-14	Apr-13
Reclamation bonds	189	203
Property and equipment	294	375
Mineral property interests (section 2.2)	813	1,238

During the fiscal year ended April 30, 2014, the Company received approximately $10,000 cash from a refund of a reclamation bond from the Manitoba Mines Branch and also wrote down approximately $3,000 of reclamation bonds.

During the fiscal year ended April 30, 2014, exploration and evaluation expenditures were made primarily on the West McArthur, Cree East, Hodgson and BC Copper (section 2).

During fiscal 2014, the Company acquired the Hanson property by staking 14 blocks of claims totalling 17,272 hectares for approximately $10,000. The Company also re-staked three blocks of claims totally 11,492 hectares of the Hodgson property for approximately $7,000 to maintain its interest in the property. The Company also staked two block of claims totalling 723 hectares in south central British Columbia for approximately $1,000. In addition, the Company recognized an impairment on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell claims for approximately $357,000 as it did not renew certain of its permit for these properties.

3.2	Equity and Financings

($000’s) Equity	Apr-14	Apr-13
Common shares	73,205	73,205
Equity reserve	10,807	10,682
Investment revaluation reserve	(24)	(1)
Deficit	(81,564)	(80,856)
Total equity	2,424	3,030

(000’s) Equity Instruments	Apr-14	Apr-13
Common shares outstanding	22,068	22,058
Options outstanding
Number	3,851	3,598
Weighted average price	$0.20	$0.55
Warrants outstanding
Number	-	72
Weighted average price	-	$0.55

Equity instruments

As of July 29, 2014, the Company had the following securities outstanding. Common shares - 22,068,136; Stock options – 4,125,500; and Warrants – nil.

On June 12, 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project.

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of 18 months from the closing date, at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of 18 months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500, of which $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

Proceeds from Financings
Date	Type	Intended Use	Actual Use
March 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended

C.	Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.	Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

$000’s	Payments due by period
Contractual Obligations:	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Operating Lease Obligations	290	150	133	7	-
TOTAL	290	150	133	7	-

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
Peter Dasler Tsawwassen, BC, Canada President, Chief Executive Officer & Director

President and CEO since 2004; Mr. Dasler has over 35 years’ experience in exploration geology including 20 years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC. Mr. Dasler holds Bachelor’s (1974) and Master’s (1981) degrees from Canterbury University, New Zealand, and is a member of the professional Engineers and Geoscientists Association of BC. His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Irons and Mine, as well as management of junior exploration companies in Canada.

		Sept 20, 2006	286,538 (6) Common shares 800,000 Stock Options
Amb. Thomas Graham, Jr. (2)(3)(5) Bethesda, MD, United States Chairman & Director

Chairman of the Board since June 3, 2011); Member of the International Advisory Board for the nuclear program of the United Arab Emirates since 2010; Chairman of the Board of Mexco Energy Corporation (July 1997-2012); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.) (2006-present). Ambassador Graham is one of the world's leading experts in nuclear non-proliferation. He has served under four successive U.S. Presidents as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years. This includes the SALT, START, ABM, INF, NPT, CFE and CTBT Treaties. Amb. Graham has served with the U.S. Arms Control and Disarmament Agency and as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, in which role he successfully led U.S. government efforts to achieve the permanent extension of the Nuclear Non-Proliferation Treaty.

		Mar 30, 2007	20,000 Common shares 425,000 Stock Options
Jean Luc Roy (1)(2)(4) Burkina Faso, Africa Director

Independent Director of the Company (2007-present); Former President and CEO of El Nino Ventures Inc.(2006-2009); Manager for SOMISY SA (2008 – 2009); COO of Ampella Mining Limited (2009 – present). Mr. Roy has over 20 years’ experience in the mining industry. The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Senafo, and First Quantum Minerals. Mr. Roy has managed projects from exploration through to production in three different countries. As Managing Director for First Quantum Minerals, Jean Luc played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is presently a resident of Burkina Faso where he is the COO of Ampella Mining Ltd., an Australian listed company focused on gold exploration in West Africa with their flagship property, Batie West.

		Oct 31, 2007	425,000 Stock Options

Name, Residence and Current Position(s) with the Company	Principle Occupation	Director of the Company Since	Number of Securities Held
Victor Fern (1)(2)(3) Fond du Lac, SK, Canada Director

Independent Director of the Company (2008-present); Road Maintenance Supervisor for Athabasca Development Corporation (2009-present); Mill Training Foreman and a Mill Process Operator for Cameco Corporation; former Chief of the Fond Du Lac Denesuline First Nation (2005–2007).

		Mar 25, 2008	425,000 Stock Options
Karl Schimann (3) Vancouver, BC, Canada Vice-President Exploration and Director

Vice-President Exploration since June 28, 2007. Dr. Schimann holds a Ph.D. from the University of Alberta, and is member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.

		Sept 26, 2013	423,375 Common shares 800,000 Stock Options
Kathleen K. Townsend (1) Shady Side, Maryland, USA Director

Independent Director of the Company. Member of the Bar, State of Maryland, USA. Managing Director, The Rock Creek Group, a Washington, D.C.-based investor adviser, since 2007; Director, Lightbridge Corporation since 2013.

		Jan 7, 2014	425,000 Stock Options
Harry Chan Vancouver, BC, Canada Chief Financial Officer

Certified General Accountant. Mr. Chan has over 20 years of experience working in several different industries ranging from public practice, sports entertainment, wholesale distribution and telecommunications.

		Jan 1, 2013	250,000 Stock Options

Notes:

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Governance Committee
(4)	Chair of the Audit Committee and the Compensation Committee
(5)	Chair of the Governance Committee
(6)	Of these shares, 179,380 are held indirectly in the name of Bay Geological Inc., a private company controlled by Mr. Dasler.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or officers of the Company:

(a)	is, as at the date of this Form 20-F, or has been, within ten years before the date of this Form 20-F, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30

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

Other Principle Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR)
Kathleen K. Townsend	Lightbridge Corporation (LTBR)

B.	Compensation

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

Named Executive Officers

During the financial year ended April 30, 2014, the Company had the following NEOs: Peter Dasler, President and CEO, and Harry Chan, CFO.

Compensation Discussion & Analysis

Due to increasingly difficult conditions facing junior uranium exploration, in April 2012 the Company’s management and Board of Directors, approved a plan to significantly reduce the overhead of the Company. Employment and consulting contracts with all of the Company’s NEOS were amended or terminated as discussed below.

Dasler Employment Agreement

The Company entered into an employment agreement dated August 1, 2012 (the “Dasler Employment Agreement”) with Peter Dasler, President, CEO and a director of the Company. Pursuant to the terms of the Dasler Employment Agreement, Mr. Dasler was paid a monthly retainer fee of $10,000 for approximately 60% of his professional time on a monthly basis. Commencing June 27, 2014 the Company entered into an employment agreement with Mr. Dasler for the payment of a monthly retainer fee of $15,000 (the “Fee”) for approximately 90% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

The Dasler Employment Agreement may be terminated for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Mr. Dasler terminates the Dasler Employment Agreement.

In addition to the Dasler Employment Agreement, the Company and Mr. Dasler have also entered into a Contingency Agreement dated June 27, 2014. The Contingency Agreement governs the termination or modification of Mr. Dasler’s consulting agreement in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement.

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

Performance Graph

The common shares of the Company commenced trading on the TSX on June 21, 2011 under the symbol “CVV” until December 27, 2013. On December 30, 2013 the Company’s shares were delisted from the TSX and commenced trading on the TSX Venture Exchange. The following chart compares the total cumulative shareholder return for CDN $100 invested in common shares of the Company on April 30, 2010, with the cumulative total return of the S&P/TSX Composite Index (formally the TSE 300 Composite Index) for the period from April 30, 2010 to April 30, 2014. The performance of common shares of the Company as set out in the graph does not necessarily indicate future price performance.

CanAlaska Uranium Performance Graph
140.00
120.00
100.00
80.00
60.00
40.00
20.00
-
4/30/2010
4/30/2011
4/30/2012
4/30/2013
4/30/2014
CVV
S&P/ TSX

	Apr. 2010	Apr. 2011	Apr. 2012	Apr. 2013	Apr. 2014
S&P/TSX Composite Index	$100.00	$114.20	$100.67	$102.01	$119.99
CanAlaska Uranium Ltd.	$100.00	$56.00	$28.67	$9.33	$14.67

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

Compensation Governance

Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s compensation committee (the “Compensation Committee”). The Compensation Committee consists of three independent directors namely Jean Luc Roy (Chair), Victor Fern, and Amb. Thomas Graham, Jr.

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

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position (a)	Year Ended April 30 (b)	Salary ($) (c)	Option-based awards ($) (2) (e)	Non-equity incentive plan compensation ($) (f)		All other compensation ($) (h)	Total compensation ($) (i)
				Annual incentive plans (f1)	Long-term incentive plans (f2)
Peter Dasler President, CEO and Director	2014 2013 2012	120,000 158,885 191,016	14,584 31,238 48,213	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	134,584 190,123 239,229
Harry Chan CFO (1)	2014 2013 2012	100,000 33,333 N/A	4,199 12,640 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	104,199 45,973 N/A

Notes:

(1)	Mr. Chan was appointed CFO of the Company on January 1, 2013. Mr. Chan’s compensation was paid as a management fee.
(2)	In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology. The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends. The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:        15.4%

Risk-free rate:         1.12% to 1.15%

Expected Life         2.21 to 2.24 years

Expected volatility 113.4% to 118.2%

Expected dividends  0%

Outstanding Share-Based and Option-Based Awards

The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2014, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	90,000 200,000 45,000 5,000 200,000 144,000	$0.10 $0.50 $0.25 $0.25 $0.25 $0.12	Dec 3/14 Nov 7/14 Aug 13/17 Oct 3/17 Feb 1/18 Nov 5/18	10,350 (1) (1) (1) (1) 13,680	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
656,000
Harry Chan CFO	20,000 17,500 100,000 62,500	$0.10 $0.25 $0.25 $0.12	Oct 28/14 Nov 7/14 Feb 1/18 Nov 5/18	2,300 (1) (1) 5,938	Nil Nil Nil Nil	Nil Nil Nil Nil
200,000

(1)	The Company’s common shares closed at $0.215 per share on April 30, 2014, therefore these options were not in the money as at that date.

The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	Nil	Nil	Nil
Harry Chan	Nil	Nil	Nil

(1)	The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option. The market value of $0.215 per share is the closing price of the Company’s shares at April 30, 2014.

Stock Option Plan - Narrative Discussion

The Company adopted a stock option plan (the “Plan”) dated September 30, 2010 (which was last approved by the shareholders of the Company at an annual general meeting on September 26, 2013). On November 8, 2010 the Company consolidated its share capital on a ten old for one new basis resulting in the maximum shares issuable under the Plan having been reduced to a maximum issuable of 3,400,000 shares and the exercise price of the outstanding stock options were adjusted accordingly to the exercise price of $1.00 per share. At the Company’s annual general meeting held September 27, 2012, shareholders approved that the Plan be increased to the maximum aggregate number of common shares of the Company which may be reserved for issuance under the Plan to 4,400,000 common shares, which represented approximately 20% of the issued and outstanding common shares of the Company. In addition, the exercise price of all of the qualified stock options outstanding under the Plan as at September 23, 2010 was adjusted to the minimum exercise price permitted by the TSX-V of $0.10 per share.

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

The full text of the Plan is available by contacting the Company and has been posted on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

The current status of the Plan is as follows:

Shares reserved for issuance pursuant to unexercised incentive stock options Unallocated shares available for future grants of incentive stock options	4,225,500 174,500
TOTAL	4,400,000

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

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the NEOs, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Amb. Thomas Graham, Jr.	Nil	Nil	11,334	Nil	Nil	11,334
Jean Luc Roy	Nil	Nil	11,174	Nil	Nil	11,174
Victor Fern	Nil	Nil	14,017	Nil	Nil	14,017
Michael Riley	Nil	Nil	2,667	Nil	Nil	2,667
Karl Schimann	81,808	Nil	21,425	Nil	Nil	103,233
Kathleen Townsend	Nil	Nil	36,786	Nil	Nil	36,786

(1)	In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology. The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends. The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:          15.4%%

Risk-free rate:            1.12% to 1.15%

Expected Life            2.21 to 2.24 years

Expected volatility     113.4% to 118.2%

Expected dividends     0%

Director Compensation - Narrative Discussion

During the year ended April 30, 2014, the directors did not receive directors’ fees in the form of cash in order to assist the Company in its plans to control its operation costs.

Pension Plan Benefits

As at the year ended April 30, 2014, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the other Directors.

Termination and Change of Control Benefits

As of July 19, 2014, all senior management contracts may be terminated by providing the required 90 day working notice. In addition, all change of control compensatory provisions will be terminated at that time.

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

1.            The election and retirement of our directors are provided for in the Company’s Articles. An election of directors takes place at each annual meeting of shareholders. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. The last annual general meeting was held on September 26, 2013. Company Articles permit the directors to add additional directors to the board between annual general meetings as long as the number appointed does not exceed one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The officers of the Company are re-appointed at a directors' meeting following each annual general meeting.

2.            As at August 27, 2014 the Company did not, nor any of its subsidiaries, have service contracts with any of its directors providing for benefits upon termination of employment.

3.            The members of our audit committee included Jean Luc Roy (Chair), Kathleen K. Kennedy and Victor Fern. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as the accounting, financial and operating controls. The audit committee also reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the Board of Directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the Board of Directors.

The members of the nominating and corporate governance committee included Amb. Thomas Graham, Jr (Chair), Victor Fern and Karl Schimann. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee included Jean Luc Roy (Chair), Victor Fern and Amb. Thomas Graham, Jr. The compensation committee reviews and approves the total compensation package for the Company’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation and stock options.

D.	Employees

At the fiscal year end April 30, 2014, the Company employed four part-time and one fixed term personnel. The Company also engages contractors and consultants from time to time to work on specific projects and for administration, legal and other services that are required. Management continues to reduce the staffing requirements of the Company in response to the downturn in the financial markets and the decrease in exploration activity for the Company. Management intends to satisfy the staffing requirements on a consulting or fixed term basis.

E.	Share Ownership

The following tables set forth the share ownership of those persons listed in Subsection 6B above and include details of warrants, options to purchase shares of the Company and common shares beneficially owned by such persons for the most recently completed fiscal year ending April 30, 2014:

Common Shares and Stock Options

Name and Position	Number of Common Shares Beneficially Owned #	Number of Securities underlying unexercised Options #	Option Issue Date	Option Exercise price ($)	Option Expiration Date	Number of Warrants	Exercise Price ($)	Warrant Expiry Date
Peter Dasler President, Chief Executive Officer and Director		90,000 200,000 45,000 5,000 200,000 144,000	Dec 4/09 Nov 8/11 Aug 13/12 03-Oct-12 01-Feb-13 05-Nov-13	$0.10 $0.50 $0.25 $0.25 $0.25 $0.12	Dec 3/14 Nov 7/14 Aug 13/17 Oct 3/17 Feb 1/18 Nov 5/18
	286,538	684,000				Nil
Harry Chan Chief Financial Officer		20,000 17,500 100,000 62,500	Oct 29/09 Nov 8/10 Feb 1/13 Nov 5/13	$0.10 $0.25 $0.25 $0.12	Oct 28/14 Nov 7/14 Feb 1/18 Nov 5/18
	Nil	200,000				Nil

Share Option Plan

Management believes that incentive plan awards are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently an industry standard. For a description of the share option plan please refer to Item 6. Directors, Senior Management and Employees; Subsection B. Compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION,

A.	Major Shareholders

1. (a)    To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CST Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at April 30, 2014, the Company had 22,068,136 shares issued and there are no shareholders beneficially owning, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company.

   (b)     Not applicable.

   (c)     No shareholders have any special voting rights, one common share, one vote.

2.	The most recent records show that the Company has approximately 551 shareholders of record, holding 22,068,136 common shares of the Company. Approximately 82% of the shareholders are located in Canada, 16% in the United States, and the balance in Asia, Africa, New Zealand and Europe.

3.	To the extent known to the Company, the Company is not owned or controlled directly or indirectly by another corporation, by any foreign government, or any other legal person(s) severally or jointly.

4.	There are no arrangements known to the Company of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

There were no material related party transactions from the last fiscal year end April 30, 2013, to the current date of this report. There are no proposed material related party transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year ended April 30, 2013 consolidated financial statements filed herewith.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Form 20-F contains consolidated financial statements for the Company for fiscal year end April 30, 2014 which contains an audit report dated July 24, 2014 filed herewith under Item 19.

B.	Significant Changes

There have been no significant changes since the financial year ended April 30, 2014, other than disclosed in this Form 20-F.

ITEM 9.	THE OFFER AND LISTING

This Form 20-F is being filed as an annual report under the Exchange Act, and as such provides information called for by items 9.A.4 and 9.C.

1.	TSX Venture Exchange and Toronto Stock Exchange Trading Activity

(a) The annual high and low market prices for the five most recent financial years as quoted on the TSX Venture Exchange and the Toronto Stock Exchange:

Year Ended	High	Low
May 2013 – April 2014 May 2012 – April 2013 May 2011 – April 2012 May 2010 – April 2011 May 2009 – April 2010	0.28 0.43 0.83 1.79 1.95	0.09 0.12 0.30 0.84 1.45

(b) The two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter as quoted on the TSX or the TSX Venture Exchange:

TSX Venture Exchange	High	Low
2014
First Quarter	0.15	0.09
Second Quarter	0.16	0.09
Third Quarter	0.28	0.10
Fourth Quarter	0.26	0.18
2013
First Quarter	0.43	0.25
Second Quarter	0.26	0.15
Third Quarter	0.32	0.15
Fourth Quarter	0.25	0.12

(c) The high and low market prices for the most recent six months as quoted on the Toronto Stock Exchange:

2014	High	Low
February	0.23	0.19
March	0.26	0.18
April	0.24	0.20
May	0.24	0.16
June	0.20	0.14
July	0.17	0.15

The Company’s common shares commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) on January 4, 1988 under the trading symbol “CVV”. On June 21, 2011 the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under the same symbol “CVV”. On December 27, 2013 the Company’s shares were delisted from the Toronto Stock Exchange and commenced trading on the TSX Venture Exchange on December 30, 2013.

2.	Over-the-Counter Bulletin Board Trading Activity

(a)             The annual high and low market prices for the five most recent financial years as quoted on the Over-the-Counter Bulletin Board:

Year Ended	High	Low
May 2013 – April 2014 May 2012 – April 2013 May 2011 – April 2012 May 2010 – April 2011 May 2009 – April 2010	0.26 0.44 0.87 1.79 2.00	0.08 0.11 0.30 0.70 1.30

(b)            The two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter as quoted on the Over-the-Counter Bulletin Board:

Quarter Ended	High	Low
2014
First Quarter	0.15	0.08
Second Quarter	0.14	0.09
Third Quarter	0.26	0.10
Fourth Quarter	0.24	0.16
2013
First Quarter	0.44	0.25
Second Quarter	0.27	0.16
Third Quarter	0.30	0.15
Fourth Quarter	0.24	0.11

(c)             The high and low market prices for the most recent six months as quoted on the Over-the-Counter Bulletin Board:

2014	High	Low
February	0.22	0.17
March	0.24	0.16
April	0.22	0.19
May	0.20	0.18
June	0.18	0.13
July	0.15	0.13

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.	Markets

The Company’s common shares commenced trading on the Vancouver Stock Exchange (now theTSX Venture Exchange) on January 4, 1988 under the trading symbol “CVV”; have been listed on the OTCBB since December 3, 1999 under the trading symbol of “CVVUF”, and on the Frankfurt Stock Exchange, Open Market, under the trading symbol DH7N. On June 21, 2011, the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under its existing symbol “CVV”. On December 27, 2013 the Company’s shares were delisted from the Toronto Stock Exchange and commenced trading on the TSX Venture Exchange on December 30, 2013 under the same symbol, “CVV”.

D.	Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.	Dilution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.	Expenses of the Issuer

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

The Company’s common stock (the “Common Shares”) havebeen listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) (since January 4, 1988 as a Tier 1 Company. The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF from July 20, 1999 and under the symbol CVVUF since December 3, 1999, and on the Frankfurt Stock Exchange, Open Market, under the trading symbol DH7. On June 21, 2011, the shares of the Company were delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange under its existing symbol “CVV”. On December 27, 2013 the Company’s shares were delisted from the Toronto Stock Exchange and commenced trading on the TSX Venture Exchange as a Tier 2 Company on December 30, 2013 under the same symbol, “CVV”.

The Company is a reporting company in British Columbia, Alberta, Ontario and Labrador and Newfoundland. The Company is extra-provincially registered in Labrador and Newfoundland, Saskatchewan, Northern Manitoba, and Alberta, Canada.

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

During the two years immediately preceding April 30, 2014, there were no material contracts entered into by the Company other than during the normal course of business as disclosed in Item 4, Section D, Property, Plant and Equipment and Item 5 Section F, Tabular Disclosure of Contractual Obligations.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended April 30, 2014, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter). Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer cash payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible

.

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

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a - 15(e)and 15d - 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of April 30, 2014, based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of April 30, 2014.

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

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The Company’s audit committee members are Jean Luc Roy, Victor Fern and Kathleen K. Townsend. All of the audit committee members are independent directors, as such term is defined by the listing standards of the NYSE MKT. The board of directors has determined that the Chairman of the Company’s audit committee, Jean Luc Roy, qualifies as an “audit committee financial expert” as that term is defined in Item 16A(b) of Form 20-F. As a result of their education and experience, each member of the audit committee has familiarity with, and understanding of, or experience in accounting principles used by the Company to prepare its financial statements, in reviewing and evaluating the financial statements and are familiar with internal controls and procedures for financial reporting.

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

Victor Fern is an independent member of the audit committee and is financially literate. Mr. Fern has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves.

Kathleen Townsend is an independent member of the audit committee and is financially literate. Ms. Townsend has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves. She is a Managing Director at the Rock Creek Group, an investment management company. Ms. Townsend founded the Center for Retirement Initiatives at the McCourt School of Public Policy at Georgetown University, where she is a Research Professor. As the State of Maryland’s first woman Lieutenant Governor, Ms. Townsend was in charge of a multimillion dollar budget and had oversight of major cabinet departments, including Economic Development and Transportation, State Police, Public Safety and Correction and Juvenile Justice. Prior to being elected Lt. Governor, Ms. Townsend served as Deputy Assistant Attorney General of the United States.

A copy of the audit committee charter is available on the Company’s website and is available by contacting the Company directly. The Audit Committee Charter is filed herewith.

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

The COE is posted on the Company’s website, and has been posted on SEDAR and EDGAR. A copy of the COE may be requested by contacting the head office at #1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, by telephone 604.688.3211, fax 604.688.3217 or via e-mail at dszigety@canalaska.com. The Code of Ethics is included as Exhibit 11.1 herewith.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm, Deloitte LLP, for various services in Canadian Dollars.

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2014	$45,000	$20,910	$28,623	$Nil
2013	$40,000	$24,610	$17,280	$Nil

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases made on behalf of the issuer or any affiliate issuer during this reporting period.

ITEM 16F.	CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS

See the consolidated financial statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19.	EXHIBITS

The audited consolidated financial statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. The financial statements appear on Pages F-1 through F-41. The following financial statements are attached to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements for the years ended April 30, 2014, April 30, 2013 and April 30, 2012 .
•	Consolidated Statements of Financial Position as at April 30, 2014 and 2013.
•	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended April 30, 2014, April 30, 2013 and April 30, 2012.
•	Consolidated Statements of Changes in Equity for the years ended April 30, 2014, April 30, 2013 and April 30, 2012.
•	Consolidated Statements of Cash Flows for the years ended April 30, 2014, April 30, 2013 and April 30, 2012.
•	Notes to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit
1.1	Articles of Incorporation*
11.1	Code of Ethics
12.1	Section 302 Certification of the Company's Chief Executive Officer
12.2	Section 302 Certification of the Company's Chief Financial Officer
13.1	Section 906 Certification of the Company's Chief Executive Officer
13.2	Section 906 Certification of the Company's Chief Financial Officer
14.1	Management Discussion and Analysis dated July 29, 2014
14.2	Audit Committee Charter
14.3	Corporate Governance Policy

* Previously filed and incorporated by reference from our Form 20-F filed with the SEC on September 14, 2010

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 27, 2014

CANALASKA URANIUM LTD.

“Peter Dasler”

President & CEO

“Harry Chan”

Chief Financial Officer

CanAlaska Uranium Ltd.

Consolidated Financial Statements

April 30, 2014, 2013 and 2012

(Expressed in Canadian dollars, except where indicated)

Deloitte LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: 604-669-4466

Fax: 778-374-0496

www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CanAlaska Uranium Ltd.

We have audited the accompanying consolidated financial statements of CanAlaska Uranium Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2014 and April 30, 2013, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended April 30, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CanAlaska Uranium Ltd. and subsidiaries as at April 30, 2014 and April 30, 2013, and their financial performance and their cash flows for each of the years in the three year period ended April 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company does not earn revenues from its operations, incurred a net loss of $0.7 million during the year ended April 30, 2014, and has a deficit of $81.6 million at April 30, 2014. Accordingly, the Company depends on its ability to raise financing in order to discharge its commitments and liabilities in the normal course of business. These matters, along with the other matters set forth in Note 2, indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

/s/Deloitte LLP

Chartered Accountants

July 29, 2014

Vancouver, Canada

CanAlaska Uranium Ltd.

Consolidated Statements of Financial Position

As at April 30, 2014 and 2013

(Expressed in Canadian dollars except where indicated)

	April 30 2014 $000’s	April 30 2013 $000’s
Assets
Current assets
Cash and cash equivalents (note 5)	1,044	1,265
Trade and other receivables	52	58
Available-for-sale securities (note 6)	414	86
Total current assets	1,510	1,409

Non-current assets
Reclamation bonds	189	203
Property and equipment (note 7)	294	375
Mineral property interests (note 8)	813	1,238
Total assets	2,806	3,225

Liabilities
Current liabilities
Trade and other payables	382	195

Equity
Common shares (note 9)	73,205	73,205
Equity reserve (note 10)	10,807	10,682
Investment revaluation reserve	(24)	(1)
Deficit	(81,564)	(80,856)
	2,424	3,030
	2,806	3,225

Going Concern (note 2)
Commitments (note 13)
Subsequent Events (note 17)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

	2014	2013	2012
	($000's)	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures	271	632	4,825
Mineral property write-offs (note 8)	357	137	451
Write-down on reclamation bonds	3	110	-
Equipment rental income	(12)	(3)	(157)
Recoveries on option payments received (note 8)	(746)	-	-
	(127)	876	5,119
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	402	834	1,255
Depreciation and amortization (note 7)	80	108	136
Loss (gain) on disposal of property and equipment	5	4	(7)
Foreign exchange loss (gain)	1	(1)	(4)
Insurance, licenses and filing fees	98	85	115
Interest income	(10)	(24)	(119)
Other corporate costs	33	67	164
Investor relations and presentations	22	52	132
Rent	26	127	134
Share-based payments (note 10)	125	176	319
Travel and accommodation	9	19	68
Management fee income	(30)	(46)	(363)
Impairment of available-for-sale securities (note 6)	74	83	122
Premium on flow-through shares (note 9)	-	-	(202)
	835	1,484	1,750

Net loss for the year	(708)	(2,360)	(6,869)

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on available-for-sale securities (note 6)	23	54	214
Total comprehensive loss for the year	(731)	(2,414)	(7,083)

Basic and diluted loss per share ($ per share)	(0.03)	(0.11)	(0.34)

Basic and diluted weighted average common shares outstanding (000's)	22,066	22,058	20,425

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Changes in Equity

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

	Common Shares		Equity Reserve $000’s
	Shares 000’s	Amount $000’s
Balance-May 1, 2011	19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash	2,223	1,168	-	-	-	1,168
Warrants issued on private placement	-	-	12	-	-	12
Issued to acquire mineral property interest	5	4	-	-	-	4
Share issuance costs	-	(70)	-	-	-	(70)
Share-based payments	-	-	324	-	-	324
Unrealized loss on available-for-sale securities	-	-	-	(214)	-	(214)
Net loss for the year	-	-	-	-	(6,869)	(6,869)
Balance-April 30, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share issuance costs	-	(5)	-	-	-	(5)
Share-based payments	-	-	176	-	-	176
Change in fair value of available-for-sale securities	-	-	-	(137)	-	(137)
Reclassification of losses on available-for-sale securities to earnings	-	-	-	83	-	83
Net loss for the year	-	-	-	-	(2,360)	(2,360)
Balance-April 30, 2013	22,058	73,205	10,682	(1)	(80,856)	3,030
Issued to acquire mineral property interest	10	1	-	-	-	1
Share issuance costs	-	(1)	-	-	-	(1)
Share-based payments	-	-	125	-	-	125
Unrealized loss on available-for-sale securities	-	-	-	(23)	-	(23)
Loss for the year	-	-	-	-	(708)	(708)
Balance-April 30, 2014	22,068	73,205	10,807	(24)	(81,564)	2,424

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Cash Flows

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

	2014	2013	2012
	$000’s	$000’s	$000’s
Cash flows used in operating activities
Net loss for the year	(708)	(2,360)	(6,869)
Items not affecting cash
Impairment of available-for-sale securities (note 6)	74	83	122
Loss (gain) on disposal of property and equipment	5	4	(7)
Depreciation and amortization (note 7)	80	108	136
Premium on flow-through shares (note 9)	-	-	(202)
Mineral property write-offs	357	137	451
Write-down on reclamation bonds	3	110	-
Other	-	-	10
Recoveries on option payments received	(746)	-	-
Share-based payments (note 10)	125	176	319
Interest income	(10)	(24)	(119)
	(820)	(1,766)	(6,159)
Interest received	15	30	118
Change in non-cash operating working capital
Decrease in trade and other receivables	2	180	181
Increase (decrease) in trade and other payables	187	(1,640)	(670)
	(616)	(3,196)	(6,530)
Cash flows from/used in financing activities
Issuance of common shares (net of share issue costs)	(1)	(5)	1,311
	(1)	(5)	1,311
Cash flows from/used in investing activities
Additions to mineral property interests	(19)	(20)	(10)
Acquisition of property and equipment	-	(2)	(43)
Option payments received	385	75	-
Proceeds from disposal of property and equipment	20	19	26
Reclamation bond	10	-	(2)
	396	72	(29)

Decrease in cash and cash equivalents	(221)	(3,129)	(5,248)

Cash and cash equivalents - beginning of year (note 5)	1,265	4,394	9,642

Cash and cash equivalents - end of year (note 5)	1,044	1,265	4,394

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company may brings the properties to production, structures joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On December 30, 2013, the Company’s shares commenced trading on the TSX Venture Exchange under the symbol “CVV” and ceased trading on the Toronto Stock Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent acquisition costs incurred to date, net of recoveries.

At April 30, 2014, the Company had cash and cash equivalents of $1.0 million (April 30, 2013: $1.3 million) (note 5) and working capital of $1.1 million (April 30, 2013: $1.2 million). The Company does not earn revenues from its operations, incurred a net loss of $0.7 million during the year ended April 30, 2014, and has a deficit of $81.6 million at April 30, 2014. Management believes that the cash on hand is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months and closed a substantial cash injection transaction following the year end (note 17). Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. Management has taken steps to streamline non-discretionary expenditures and financial overheads and is working to option, joint venture or sell its individual exploration projects. The above factors may cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with and in compliance with International Financial Reporting Standard as issued by the International Accounting Standards Boards (“IFRS”). The policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS issued and effective at April 30, 2014. These consolidated financial statements were approved by the Board of Directors for issue on July 29, 2014.

b)	Basis of preparation

These consolidated financial statements are presented in Canadian dollars. The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

  CanAlaska Resources Ltd. U.S.A., a Nevada company
  CanAlaska West McArthur Uranium Ltd., a B.C. company
  Golden Fern Resources Limited, a New Zealand company
  Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the Company's share of the jointly held assets, its jointly incurred liabilities, and its share of the revenues and expenses of the CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

c)	Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

d)	Income taxes

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

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

e)	Flow-through shares

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

f)	Property and equipment

Property and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company provides for amortization of its property and equipment as follows:

Automotive	30% declining balance basis
Leasehold improvements	30% declining balance basis
Mining equipment	30% declining balance basis
Office equipment	20% declining balance basis

g)	Exploration and evaluation expenditures

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

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

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

Option payments made by an interested acquirer are recorded as a reduction of the value of the asset, with any excess over the carrying value of the asset recorded into income.

h)	Impairment of non-financial assets

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

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

i)	Foreign currencies

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the spot rates prevailing at the date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the date of the transaction and not revalued every period.

j)	Financial assets and liabilities

Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

These are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Available-for-sale securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income ("OCI") in the investments revaluation reserve with the exception of significant or prolonged losses which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of net loss and comprehensive loss for the period.

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

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

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

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

k)	Investment revaluation reserve

Investment revaluation reserve includes unrealized gains and losses on available-for-sale securities, none of which are included in the calculation of net earnings or losses until realized or until there is a significant or prolonged decline in the investments value.

l)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposits in banks, bankers’ acceptances and certificates of deposits (note 5) and are readily convertible into a known amount of cash with maturity days of three months or less.

m)	Decommissioning liabilities

Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised. There are no decommissioning liabilities obligations as at April 30, 2014 and April 30, 2013.

n)	Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

o)	Provisions

A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

p)	Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

q)	Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Stock options, shares to be issued, and warrants outstanding are not included in the computation of diluted (loss) earnings per share if their inclusion would be anti-dilutive.

r)	Segment reporting

A segment is a component of the Company that is distinguishable by economic activity (business segment), or by its geographical location (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Company operates in one business segment, the exploration of mineral property interests.

s)	New accounting standards adopted

The following standards were adopted effective May 1, 2013.

(i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(ii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in jointly controlled entities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iii) IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flow. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iv) IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on May 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at May 1, 2013.

(v) The Company has adopted the amendments to IAS 1 effective May 1, 2013. These amendments required the Company to group other comprehensive income by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The adoption of this standard had no effect on the Company's consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

t)	Future Accounting Pronouncements

Unless otherwise noted, the following new or revised standards will be effective for the Company in future periods.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

(ii) IFRIC 21, Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 is effective for the Company beginning on May 1, 2014. The Company is currently assessing the impact of this guidance.

4	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

4	Significant Accounting Judgments and Estimates (continued)

a)	Critical judgments

•	The Company believes that the cash on hand at April 30, 2014 is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months and that the presentation of these consolidated financial statements on a going concern basis is appropriate.
•	The Company has determined that it will account for its investment in CKU Partnership as a joint operation to reflect its joint control with the Korean Consortium. In assessing whether the Company has joint control the Company assessed whether all the parties, or a group of the parties, control the arrangement. This assessment necessarily involves judgment as to whether the Korean Consortium and the Company have equal contractual rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors and each of the parties have rights to the assets and has obligations for the liabilities related to the CKU Partnership.
•	The Company decided not to recognize deferred tax assets arising from Canadian exploration expenses, capital losses and unused tax losses as it considered it not to be probable that taxable income will be available in the near future to offset the reversal of these items.
•	Under IFRS, the Company ;may elect a policy for accounting for costs related to exploration and evaluation expenditures to either capitalize or expense the costs as incurred until a decision is made that commercial exploitation is probable, from which point the costs are capitalized. The Company has elected a policy to expense all costs related to exploration and evaluation expenditures.
•	Management assesses each mineral property interest at each reporting period to determine whether any indication of impairment exists, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as future capital requirements and assessments of preliminary assay results. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.

b)	Estimates

•	the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for stock options and warrants in the consolidated statements of comprehensive loss;
•	the accounting and recognition of income taxes which is included in the consolidation statement of net loss and comprehensive loss and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position; and,
•	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

5	Cash and Cash Equivalents

	April 30, 2014 $000’s	April 30, 2013 $000’s
CKULP funds	176	290
Option-in advance	93	116
Cash in bank and other short term deposits	775	859
Total	1,044	1,265

CKULP funds are held by the Company for expenditures on the properties held by the CKULP.

Option-in advance are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are readily convertible to cash, with an original maturity of 90 days or less as follows:

	April 30, 2014 $000’s	April 30, 2013 $000’s
Cash	319	364
Short-term investments	725	901
Total	1,044	1,265

6 Available-for-Sale Securities

	April 30, 2014		April 30, 2013
	Cost $000’s	Fair Value $000’s	Cost $000’s	Fair Value $000’s
Pacific North West Capital Corp.	17	17	42	42
Westcan Uranium Corp.	-	-	6	6
Mega Uranium Ltd.	3	11	6	6
Makena Resources Inc.	155	80	-	-
Copper Reef Mining Corp.	20	10	-	-
MPVC Inc.	225	259	-	-
Other available-for-sale securities	18	37	33	32
Total	438	414	87	86

The Company reviewed the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company recognized an impairment on available-for-sale securities of $74,000 during the year ended April 30, 2014 (2013: $83,000; 2012: $122,000).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

7	Property and Equipment

Property and equipment are comprised of the following:

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2012	82	270	1,024	501	1,877
Additions	-	-	-	2	2
Disposals	(57)	-	(2)	(47)	(106)
At April 30, 2013	25	270	1,022	456	1,773
Disposals	-	-	-	(1)	(1)
At April 30, 2014	25	270	1,022	455	1,772

Accumulated Depreciation and Amortization
At May 1, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(4)	(20)	(61)	(23)	(108)
Disposals	54	-	2	27	83
At April 30, 2013	(17)	(125)	(880)	(376)	(1,398)
Depreciation and amortization	(3)	(20)	(42)	(15)	(80)
Disposals	-	-	-	-	-
At April 30, 2014	(20)	(145)	(922)	(391)	(1,478)

Carrying Value
At April 30, 2013	8	145	142	80	375
At April 30, 2014	5	125	100	64	294

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests

The Company holds approximately 742,000 hectares of mining claims in the Athabasca region located across the provinces of Saskatchewan and Manitoba in Canada. The holdings are through 18 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in Alaska and British Columbia. The Company held a property in New Zealand which it sold in March 2014 (note 8(k)).

Details of acquisition costs and mineral property impairments for the years ended April 30, 2014 and April 30, 2013 respectively are as follows:

Project ($000’s)	May 1, 2012	Additions/ write-offs	April 31, 2013	Additions/ write-offs/Recoveries	April 30, 2014
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River (c)	133	-	133	(57)	76
Cree West	48	(48)	-	-	-
Key Lake	24	-	24	-	24
NW Manitoba (d)	16	-	16	(8)	8
Poplar (e)	166	-	166	(35)	131
Helmer	107	-	107	-	107
Lake Athabasca (f)	118	-	118	(20)	98
Alberta	11	(11)	-	-	-
Hodgson (g)	109	-	109	(102)	7
Arnold	35	(35)	-	-	-
Collins Bay (h)	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell (i)	173	(37)	136	(136)	-
Ruttan	-	15	15	-	15
Patterson (j)	-	4	4	(2)	2
Other	53	-	53	-	53
New Zealand
Reefton, NZ (k)	24	-	24	(24)	-
Other
Other Projects, Various (l)	80	(6)	74	(41)	33
Total	1,356	(118)	1,238	(425)[1]	813

1 Includes mineral property write-offs of approximately $357,000, disposal of the Reefton project of approximately $24,000, net option payments of approximately $63,000 and additions to mineral property interests of approximately $19,000.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

	Total
Summary of option payments remaining due by CanAlaska in the years ending April 30	Cash $000’s	Spend[1] $000’s	Shares
2015	-	-	-
2016		600	30,000
Thereafter	-	3,000	80,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s mineral property interests. The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

	Total
Summary of option payments receivable by CanAlaska in the years ending April 30 [2]	Cash $000’s	Spend [1] $000’s	Shares
2015	25	3,475	3,500,000
2016	25	3,925	750,000
Thereafter	-	13,025	7,500,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.

2 Represents optionees' commitments to maintain certain interest in the Company’s properties (see note 8(d), note 8(j) and note 8(l)).

a)	Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium (“Consortium”) to develop Cree East. Under the terms of agreements, the Korean Consortium invested $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period (April 30, 2013: 50%; April 30, 2012: 50%). The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The total expenditures on the property for the year ended April 30, 2014 was $223,000 (2013: $184,000; 2012: $2,733,000) and has a carrying value of $nil.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

b)	West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. The total expenditures on the property for the year ended April 30, 2014 was $37,000 (2013: $193,000; 2012: $1,633,000) and has a carrying value of approximately $65,000.

c)	Grease River, Saskatchewan

In May and September 2013, the Company recognized an impairment on certain of its Grease River claims of approximately $57,000 as it did not renew its permits on these claims.

d)	NW Manitoba, Manitoba

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. The project covers 143,603 hectares along the Saskatchewan/Manitoba border. In January 2014, the option agreement was revised whereby MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a cash payment of $35,000, issue 12 million common shares and issue 6 million common share purchase warrants. In February 2014, the option agreement with MPVC was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the option agreement, MPVC paid a non-refundable deposit in the amount of $50,000 on March 14, 2014 to the Company. The NW Manitoba property has a carrying value of approximately $8,000.

e)	Poplar, Saskatchewan

In May 2013, November 2013 and February 2014, the Company recognized an impairment on certain of its Poplar claims of approximately $35,000 as it did not renew its permits on these claims.

f)	Lake Athabasca, Saskatchewan

In July 2013 and April 2014, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $20,000 as it did not renew its permits on these claims.

g) Hodgson, Saskatchewan

In May and July 2013, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property. In December 2013, the Company re-acquired through staking three blocks of claims totalling 11,492 hectares west of the Cigar Lake mine for $6,895.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

h)	Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013 (note 8). As a result, in July 2013, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

i)	Carswell, Saskatchewan

In January 2014, the Company recognized an impairment on its Carswell claim of approximately $136,000 as it did not renew its permits on this property.

j)	Patterson – Saskatchewan

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016. The Patterson property has a carrying value of approximately $2,000.

k)	Reefton – New Zealand

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. The Company recognized a loss on disposal of the Reefton project of approximately $4,000.

l)	Other Projects

BC Copper, British Columbia

BC Copper is comprised of approximately 7,000 hectares located in south central British Columbia. In March 2012, the Company optioned the claims to Tyrone Docherty. Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the Company amended the agreement where a third party, Discovery Ventures Ltd and Docherty could earn 50% interest for the expenditure of $250,000 by July 1 2014. No amounts were received. On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Venture Ltd. was terminated.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

Hanson, Saskatchewan

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17,272 hectares located in Saskatchewan for $10,374.

In January 2014, the Company entered into a purchase agreement for two claim blocks in the Hanson project to Copper Reef Mining Corp. ("Copper Reef") for aggregate purchase consideration of $50,000 (received) in cash and the issuance of 1,000,000 (500,000 common shares received) common shares in the capital of Copper Reef and completion of $50,000 of exploration expenditures. The Company retains a 2% net smelter royalty in the agreement. The Hanson property has a carrying value of $nil.

Kasmere, Manitoba

In March 2014, the Company entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company East Resources Ltd. for an aggregate cash payment totalling $1.8 million. The Company retains a 2.5% net smelter royalty on any future production. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to year end, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

9	Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project (see note 8(h)).

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

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In May and October 2012, the Company incurred share issuance costs totalling approximately $5,000.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

9	Share Capital (continued)

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500. $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

10	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	1,790	1.03
Granted	1,340	0.54
Expired	(191)	1.00
Forfeited	(15)	1.00
Outstanding – April 30, 2012	2,924	0.81
Granted	1,358	0.26
Expired	(661)	1.09
Forfeited	(23)	1.21
Outstanding – April 30, 2013	3,598	0.55
Granted	1,592	0.12
Expired	(753)	0.69
Forfeited	(586)	0.34
Outstanding – April 30, 2014	3,851	0.20

As at April 30, 2014, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	971	971	$0.25	2015
	1,288	1,288	$0.25	2018
	1,592	1,592	$0.12	2019
Total	3,851	3,851

On September 26, 2013, the Company, after receipt of regulatory and shareholder approvals, repriced an aggregate of 1,502,500 previously granted stock options, from original exercise prices ranging from $0.42 to $1.00 per share, to a revised price of $0.25 per share. All other terms of the stock options remained unchanged. The incremental fair value of these repriced options were $19,834 was recognized as an expense during the year ended April 30, 2014.

For the year ended April 30, 2014, total share-based compensation expense was $124,363 (2013: $175,981; 2012: $324,295), which was recognized as share-based payments expense in the year.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	3,439	2.44
Granted	72	0.55
Expired	(2,200)	2.74
Outstanding – April 30, 2012	1,311	1.83
Expired	(1,239)	1.90
Outstanding – April 30, 2013	72	0.55
Expired	(72)	0.55
Outstanding – April 30, 2014	-	-

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange or the TSX Venture Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2014:

Options
Weighted average fair value	$0.07
Forfeiture rate	15.4%
Risk-free interest rate	1.12% - 1.15%
Expected life	2.21 – 2.24 years
Expected volatility	113.4% - 118.2%
Expected dividend	0%

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2013:

Options
Weighted average fair value	$0.13
Forfeiture rate	15.4%
Risk-free interest rate	1.1% - 1.26%
Expected life	2.4 – 2.54 years
Expected volatility	78.7% - 93.8%
Expected dividend	0%

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2012:

	Warrants	Options
Weighted average fair value	$0.16	$0.24
Forfeiture rate	0%	15.40% - 15.42%
Risk-free interest rate	1.28%	1.08% - 1.74%
Expected life	1.5 years	1.48 – 2.79 years
Expected volatility	84%	82% - 94%
Expected dividend	0%	0%

11	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the years ended April 30, 2014, April 30, 2013 and April 30, 2012 were as follows. Certain compensation is paid to Schimann Consultants, a company controlled by the VP of Exploration.

($000’s)	2014 $	2013 $	2012 $
Employment benefits	220	272	450
Schimann Consultants	82	131	160
Directors fees	-	80	95
Share-based compensation	118	129	242

The directors and key management were awarded the following share options under the employee share option plan during the year ended April 30, 2014:

Date of grant	Number of options	Exercise price	Expiry
November 5, 2013	1,103,750	$0.12	November 5, 2018
January 7, 2014	400,000	$0.12	January 7, 2019

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

12	Income Tax

Income tax expense differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to CanAlaska Uranium Ltd., to the income (loss) before tax provision due to the following:

	2014 $000’s	2013 $000’s	2012 $000’s
Loss before income taxes	(708)	(2,360)	(6,869)
Canadian federal and provincial income tax rates	26.00%	25.40%	26.39%
Income tax (recovery)/ expense based on Canadian federal and provincial income tax rates	(184)	(599)	(1,813)
Increase (decrease) attributable to:
Non-deductible expenditures	72	84	465
True-up of tax provisions in respect of prior years	335	(65)	117
Flow-through shares renounced	-	-	329
Tax losses expired	110	-	-
Changes in unrecognized deferred tax assets	51	474	861
Changes in deferred tax rates and other	(384)	106	41
Income tax expense (recovery)	-	-	-

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	2014 $000’s	2013 $000’s
Non-capital loss carry forwards	11,853	12,066
Available for sale investments	373	324
Excess tax value of property and equipment over book value	1,529	1,448
Mineral property interests	22,226	21,813
Share issuance costs	63	173
Investment tax credit	563	1,020
	36,607	36,844

The Company has income tax loss carry-forwards of approximately $9,679,126 (April 30, 2013 - $10,088,893) for Canadian tax purposes. These un-recognized tax losses will expire between 2015 to 2034.

The Company has investment tax credits of approximately $563,095 (April 30, 2013 - $1,019,763) for Canadian tax purposes. These un-recognized investment tax credits will expire between 2030 to 2034.

The Company has income tax loss carry-forwards of approximately $101,103 (April 30, 2013 - $99,818) for the United States tax purposes. These un-recognized tax losses will expire between 2026 to 2034.

The Company has income tax loss carry-forwards of approximately $2,072,762 (April 30, 2013 - $1,877,789) for New Zealand tax purposes. These un-recognized tax losses are carried forward indefinitely.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

13	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2015	150
2016	133
Thereafter	7
Total	290

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 8).

The Company has sub leased its Vancouver office space to reduce its operating costs. However, the Company is committed for the full office lease amount.

14	Financial Instruments

The fair value of the Company’s cash and cash equivalent, trade and other receivables, available-for-sale securities and trade and other payables approximate their carrying values due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

a)	Currency Risk

The Company’s presentation and functional currency is the Canadian dollar. The Company is therefore exposed to the financial risk related to the fluctuation of foreign exchange rates, both in the New Zealand dollar relative to the Canadian dollar , and in the US$ relative to the Canadian dollar. A 10% change in either of these currencies would not have a significant impact on the comprehensive loss.

The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

14	Financial Instruments (continued)

b)	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and trade and other receivables. To mitigate exposure to credit risk, the Company deposits cash and cash equivalents with high quality large Canadian financial institutions as determined by rating agencies.

As at April 30, 2014, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and trade and other receivables.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is reliant upon equity issuances as it source of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash and cash equivalents to capital and operating needs. For further information related to liquidity refer to note 2.

d)	Interest Rate Risk

The Company’s interest income earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

15	Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

16	Geographic Segmented Information

The Company operates in one business segment, the exploration of mineral property interests. The following summarizes the Company’s operations based on the geographic areas in which it operates:

April 30, 2014 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current assets	1,290	6	-	1,296
Total assets	2,771	6	29	2,806
Total liabilities	380	-	2	382
Loss for the year	669	2	37	708

April 30, 2013 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current assets	1,786	6	24	1,816
Total assets	3,185	6	34	3,225
Total liabilities	193	-	2	195
Loss for the year	2,342	9	9	2,360

April 30, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current assets	2,174	6	24	2,205
Total assets	7,009	6	50	7,065
Total liabilities	1,784	-	8	1,792
Loss for the year	6,454	10	405	6,869

17	Subsequent event

On May 20, 2014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings. The New Zealand subsidiary is being liquidated after the sale of the Reefton project to Stevenson Mining Ltd and there are no significant assets or liabilities remaining in the entity.

On June 26, 2014, the Company received the final cash instalment of $1.5 million from East Resources for the purchase of the Kasmere South project.

On June 30, 2014, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for a six month extension on the work program, Makena agreed to return the Patterson Lake North project and the Patterson Lake East project to the Company.

CANALASKA URANIUM LTD.

CODE OF ETHICS

SCOPE OF POLICY

Purpose of the Code of Ethics

The purpose of a Code of Ethics (“COE”) is to define certain fundamental principles, policies and procedures that will govern the directors, officers, consultants, advisors, contractors and employees (the “Representatives”) of CanAlaska Uranium Ltd. (the “Company”).

This COE will assist to:

•	Establish a framework for accepted/unacceptable behaviours
•	Prompt high standards of business conduct and practice
•	Promote accountability and adherence to this COE
•	Develop a corporate culture steeped in honest and ethical conduct

Principles of the COE

The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics. It is intended that the Company’s business practices are compatible with the economic, environmental and social priorities of the areas in which we operate. Any Representative of the Company is expected to comply with this COE in all aspects of their business activities. Where uncertainty exists in certain applications of the COE, you are expected to seek guidance through the channels provided. Violators of this COE will be subject to disciplinary action.

CONFLICTS OF INTEREST

Explained

The Company’s Representatives have an obligation to give their complete loyalty to the best interest of the Company. They must avoid any action that may involve or appear to involve a conflict of interest with the Company. These Representatives should not have any financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of the Company. Any potential conflict of interest must be reported to the appropriate person as outlined in the reporting of violators section of the COE.

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

The COE prohibits its Representatives from entering into understandings that may result in unfair business practices or anticompetitive behaviour. To never offer, or promise to pay or give anything of value, directly or indirectly, to any official for the purposes of influencing and act or a decision related to retaining or obtaining business directly or directing business to any other person, company or organization.

Public Relations

The Company’s Chief Executive Officer (CEO) is responsible for public relations, including all contact with media. To the extent that there is a vacancy in either position, then the acting individual shall be responsible for public relations and media contact. All other Representatives may not respond to inquiries or requests for information unless specifically authorized to do so. If contacted by the media, representatives must refer the contact to the CEO or VP.

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

All Company Representatives are subject to Insider Trading Regulations. Security Laws prohibit the trading in securities of any company while in possession of material, non-public information regarding such company. Each Representative will receive a copy of the Company’s Disclosure Policy upon hiring or appointment. The policy will be updated periodically and it is up to the individual to ensure that they thoroughly understand the policy and any changes or updates. Informational sessions will be held from time to time and Representatives are encouraged to continuously educate themselves about these laws, rules and regulations.

Additional Conditions for Directors and Senior Officers

The following additional conditions apply to directors and senior officers of the Company. A director or senior officer of the Company must file an insider report with the Canadian provincial and territorial securities regulations within 5 days of a purchase or sale of the Company’s securities or grant of stock option. In order to reduce the likelihood of the violation of these trading and tipping restrictions, the Company has adopted the following policy:

i.	Trading in the Company’s securities, or related securities such as options, must not take place during blackout periods. Each blackout period begins one business day before the issuance of a news release and ends at the end of the second business day after the day the Company issues the release publically. If there are any doubts whether or not any particular day is within a blackout period contact the CEO or Corporate Secretary. In addition, when the
2

director or senior officer is aware of a material fact that has not yet been disclosed to the public, they must remain in blackout until the material change has been reported publically.

ii.	Each year the Company holds an annual shareholder meeting. In connection with these meetings, it mails out a proxy circular to its shareholders giving notice of the shareholder meeting and providing information to shareholders with respect to matters of business to be dealt with at the meeting. A director or senior officer must not trade from the date of mailing until the end of the fifth business day following the date of mailing of a proxy circular to shareholders. This restriction also applies to special or extraordinary shareholder meetings. If there are any doubts as to when this period applies, contact the CEO or Corporate Secretary.

iii.	Directors and senior officers are encouraged to give prior notice to the CEO or Corporate Secretary of their intention to exercise a stock option and obtain confirmation that any sale of securities in connection with the exercise of a stock option will not occur during a blackout period.

Notification of Blackout Periods

The CEO, Corporate Secretary or the Vice President of Corporate Development will endeavour to notify the appropriate parties by e-mail of any blackout periods. If you are not certain of the current blackout status please confirm by contacting the above individuals prior to engaging in activities involving the Company’s securities.

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

Records Retention

Records should be retained and destroyed in accordance with any existing legal requirements.

3

COMPANY ASSETS

Use of Company Property

All Company Representatives are required to protect the assets and opportunities and ensure their efficient use. Assets (information, technology, intellectual property, property, buildings, equipment, machines, software and cash) must be used for legitimate business purposes only. Company assets may not be used for illegal purposes.

Destruction or Theft of Property

Theft, carelessness and waste have a direct impact on the Company’s operations. All Company Representatives shall not damage, destroy or misplace any property of the Company.

Intellectual Property of Others

Company Representatives may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner. Software used in connection with the Company’s operations must be properly licensed and used only in accordance with that license.

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

Corporate Opportunities

Company Representatives are not allowed to take for themselves opportunities that arise through the use of corporate property, information or position, or from using corporate property information or position for personal gain. Representatives have a duty to advance the interests of the Company and when opportunities arise they are obligated to use these opportunities for corporate advancement.

WORKPLACE

Harassment or Discrimination

All Company Representatives deserve a workplace where they are respected, satisfied, and appreciated. The Company respects cultural diversity and will not tolerate harassment or discrimination prohibited by law. We are committed to equal opportunity in all aspects of employment.

Providing an environment that supports honesty, integrity, respect, trust, and responsibility permits us the opportunity to achieve excellence in the workplace. While everyone who works with the Company must contribute to the creation and maintenance of such an environment, our executives and management assume the special responsibility for fostering a work environment that is free from the fear of retribution and will bring out the best in all of us. Managers must be careful in words and deeds to avoid placing or seeming to place pressure on subordinates that could cause them to deviate from acceptable ethical behaviour. See the Respectful Work Environment policy located in the Employee Handbook, Operations Manual and on the Company Server. The Respectful Work Environment policy is posted at all office, warehouse and camp locations operated by the Company.

4

Environment, Health and Safety

The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations and has developed a Environment, Health, Safety and Community Policy (“HSE&C”) All Company Representatives must report any safety issues as they arise so that corrective action may be taken. The Company’s Operations Manual outlines detailed specific expectations and behaviours in connection with its HSE&C policies in the field. Each Field Employee or Company Representative is expected to be educated and aware of the policies that are applicable to their particular job description.

Employee Handbook

Upon hiring, you will receive a copy of the current Employee Handbook. This handbook details among other things, our corporate structure, environment, policies, procedures and our expectations from you. It is your responsibility to read and understand these policies. The policies will be reviewed and amended from time to time as required. If you have any questions or problems feel free to contact your immediate supervisor, the CEO or the Corporate Secretary.

WAIVERS OF THE COE

Any waiver of this Code of Ethics with respect to any Representative may only be made by the Board of Directors and or the Corporate Governance Committee. Any such waiver will be promptly disclosed as required by applicable laws or regulatory policies.

REPORTING VIOLATIONS

The Company has a serious commitment to conduct our business in a lawful and ethical manner. Representatives are encouraged to talk to their immediate supervisors or alternate when in doubt about the best course of action in connection with a particular situation or a direct violation of the Code of Ethics. When it is not appropriate or comfortable to report suspected violations to your immediate supervisor or alternate, report to the Chair of the Corporate Governance Committee or the Chair of the Audit Committee.

If you observe or become aware of an actual or potential violation of this COE or any law or regulation, it is your responsibility to report the incident. The COE is designed to provide a safe environment, without reprisal, for the reporting of any incident.

The disciplinary measures are to be conducted by the Board of Directors for the Company. Measures that may be invoked could include counselling, oral or written reprimand, warnings, probation or suspension without pay, demotions, termination of employment and restitution.

ANNUAL ACKNOWLEDGEMENT AND CONFIRMATION

All Representatives will acknowledge and confirm in writing on an annual basis that they are fully compliant with the COE or will report in writing to the Governance Chair the details where they are not compliant.

5

CERTIFICATIONS

I, Peter Dasler, certify that:

1. I have reviewed this annual report on Form 20-F of CanAlaska Uranium Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
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

5.	The Company’s other certifying officers and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: August 29, 2014

CANALASKA URANIUM LTD

“Peter Dasler”

Peter Dasler

Chief Executive Officer

www.canalaska.com

CERTIFICATIONS

I, Harry Chan, certify that:

1. I have reviewed this annual report on Form 20-F of CanAlaska Uranium Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.	The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
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

5.	The Company’s other certifying officers and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: August 29, 2014

CANALASKA URANIUM LTD

“Harry Chan”

Harry Chan

Chief Financial Officer

www.canalaska.com

CERTIFICATION PURSUANT TO

SECTION 1350 OF CHAPTER 63 OF TITLE 18,

OF THE UNITED STATES CODE (18U.S.C.1350)

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20-F for the year ended April 30, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date: August 29, 2014

“Peter Dasler”

Peter Dasler

Chief Executive Officer

www.canalaska.com

CERTIFICATION PURSUANT TO

SECTION 1350 OF CHAPTER 13 OF TITLE 18

OF THE UNITED STATES CODE (18U.S.C.1350)

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20-F for the year ended April 30, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Chan, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date: August 29, 2014

“Harry Chan”

Harry Chan

Chief Financial Officer

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 1 of 24

CanAlaska Uranium Ltd.

CVV - TSX CVVUF - OTCBB DH7N – Frankfurt

Management Discussion and Analysis

For the Fourth Quarter and Year Ended

April 30, 2014

Dated July 29, 2014

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. The following information is prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS) and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2014.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND STRATEGY	2
2.	MILESTONES AND PROJECT UPDATES	4
3.	FINANCIAL POSITION	14
4.	Expenditures Review	17
5.	CASHFLOW REVIEW	18
6.	Other matters	19
7.	Quarterly and annual Financial information	24

This MD&A contains forward-looking information. Refer to section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 2 of 24

1.	OVERVIEW OF THE COMPANY

✓	Exploration expenditures of $0.3 million ($0.5 million net of $0.2 million from reimbursements from partners) for year ended April 30, 2014 in the Athabasca Basin
✓	Over 18 projects covering 742,000 hectares focused on Uranium
✓	Cash resources of $1.0 million (as at April 30, 2014)
✓	22,068,136 common shares issued and outstanding (July 29, 2014)

The Company has responded to the drop in market activity and values since the Fukushima nuclear incident by actively marketing its expertise and uranium exploration projects to industry and end users for project financings or sales. There has been a slow resurgence in interest, and at the end of the fourth quarter of our 2014 fiscal year, some renewed interest from North American and Chinese industry groups in response to the Canada-China nuclear accord. Management has continued with evaluating its priorities, taken steps to streamline non-discretionary expenditures, continued its efforts to raise funds and continue to explore all opportunities to sell and/or joint venture its properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to the difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

1.1	Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus for the past nine years has been the exploration for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. There are four projects on which the Company has expended most of its recent efforts. Three of these projects, West McArthur, Cree East and Fond Du Lac are 50% joint ventures, and the fourth, NW Manitoba, is 100% owned by the Company. Going forward it is expected that the Company will focus its effort on two of the projects, West McArthur and Cree East. The Company is actively marketing the remainder of its projects for option, joint venture or sale.

Table 1: Canadian Strategic Property Summary
Property / Project Name	Notes	Hectares	Life-to Date ("LTD") Expenditures
West McArthur	Ventured with Mitsubishi	36,000	$19,644
Cree East	Ventured with Korean Consortium	58,000	$19,149
NW Manitoba	Option with MPVC Inc.	144,000	$7,327
Fond Du Lac	Option with Fond Du Lac Denesuline	10,000	$4,546
TOTAL			$50,667

In the Athabasca Basin, the Company’s most advanced projects are those which the Company has under joint venture with Japanese and Korean entities. The Company has a strong in-house exploration team along with outside consultants which it can access and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) on the West McArthur project. On the Cree East project, the Company is the Operator of a 50% joint venture with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Networks Co. Ltd.

Throughout the region, the Company controls an exploration portfolio of 18 projects totalling over 2,864 square miles (742,000 hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva The largest of these projects is the NW Manitoba Project, located just east of the Saskatchewan-Manitoba provincial border. In 2012, the Company re-started exploration at the NW Manitoba project, after waiting since 2007 for the Manitoba government approvals related to community consultation. In early 2012, the Company completed an operating MOU with the local community and geophysics work and target definition started in March 2012. At the current time, the Company has optioned the project to MPVC Inc. MPVC Inc. may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program (see section 2.2.3).

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 3 of 24

In addition, CanAlaska is the operator of a joint venture with the Fond Du Lac Denesuline community over an area which covers the historic Fond Du Lac uranium deposit, and where the Company has extended the target area to the east, with a drill intercept of 40.4 metres grading 0.32% uranium.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office) and La Ronge, Saskatchewan (Field Support and Equipment Warehouse).

The Company believes that the fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices. Since 2004, CanAlaska has expended over $78 million on exploration and research towards the advancement of uranium discovery on our current project areas. The information gained from this work has provided the Company with significant evidence regarding the nature and location of mineral rich hydrothermal systems in areas of the Athabasca where previous information was lacking. The increase in understanding of the geology of the target areas, and the integration of modern geophysical methods with data processing to get more precise target definition at depth gives management the confidence to continue exploration for large scale uranium deposits on our projects.

As of July 28, 2014, the Company had 22,068,136 shares outstanding with a total market capitalization of $3.3 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”) and are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”). On December 30, 2013, the Company's shares commenced trading on the TSX Venture Exchange and ceased trading on the Toronto Stock Exchange.

The financial statements and the Management Discussion and Analysis have been prepared under IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the year ended April 30, 2014, the Company reported a loss of $0.7 million and as at that date had cash and cash equivalents of $1.0 million, net working capital balance of $1.1 million and an accumulated deficit of $81.6 million. The Company is pursuing a number of financing alternatives including selling and or joint venturing some of its properties.

The Company's ability to continue as a going concern is dependent upon its ability to obtain additional funding from debt, equity or through other arrangements. Management believes that the cash on hand is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months. Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. Management has taken steps to streamline non-discretionary expenditures and financial overheads and is working to option, joint venture or sell its individual exploration projects. The above factors cast doubt regarding the Company’s ability to continue as a going concern.

1.2	Strategic and Operating Intent

•         Targeted marketing of uranium projects for financing

•         Restriction of uranium exploration activity until financial markets recover in this sector

•         Strong commitment to option, joint venture or sale of individual exploration projects

•         Evaluate alternate commodities and projects suitable for market financing, or acquisition and sale

•         Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to maintain a position in the uranium exploration sector, but, due to increasingly difficult market conditions facing junior mining and junior uranium exploration companies, management has taken steps to streamline non-discretionary expenditures and financial overheads

•         The Company has tax loss carry-forwards of approximately $9 million and cumulative Canadian exploration expenses of approximately $18 million

•         Our Korean partners have contributed all of their $19.0 million funding commitment towards the Cree East project, but have requested a slow-down in expenditures, or the introduction of an incoming partner

•         At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska which has been deferred in 2013/2014 to await better market conditions

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 4 of 24

2.	MILESTONES AND PROJECT UPDATES

2.1	Overview– May 1, 2013 to July 29, 2014
•	Kasmere south uranium project sale completed (June 2014)
•	Strongly anomalous radon results received from MPVC NW Manitoba project (April 2014)
•	Kasmere sales agreement (April 2014)
•	Reefton purchase agreement (March 2014)
•	Listed on the TSX Venture Exchange (December 2013)
•	Application to list on the TSX Venture Exchange (November 2013)
•	NI43-101 report filed for the Cree East project (November 2013)
•	Entered into option agreement with MPVC Inc. on NW Manitoba project (September 2013)
•	Entered into optioned agreement with Makena on Patterson project (August 2013)
•	Reefton option agreement terminated (August 2013)
•	Hanson project - staked twelve claim blocks (July, August and November 2013)
•	BC Copper option agreement terminated (July 2013)
•	Reduced project activities and marketing non-core assets (June 2013)

In June 2014, the sale of the Kasmere South uranium project in Northern Manitoba to East Resource for a total cash payment of $1.8 million and a 2.5% net smelter royalty was completed.

In April 2014, the Company announced that MPVC Inc. had received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. This is located within MPVC's Northwest Manitoba uranium project which was recently optioned from CanAlaska. MPVC reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization.

In April 2014, the Company announced that it had entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company, East Resources Ltd., for cash payments totalling $1.8 million.

In March 2014, the Company entered into a purchase agreement for the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. Subsequent to year end, the Company began liquidation proceedings on its New Zealand subsidiary as there are no significant assets or liabilities remaining in the entity.

On December 30, 2013, the Company's common shares were listed and commenced trading on the TSX Venture Exchange.

On November 5, 2013, the Company announced it had made application to list its shares on the TSX Venture Exchange. The application has been made in response to the Toronto Stock Exchange's (“TSX”) announcement on November 1, 2013 that the Company no longer met the market capital requirements of the TSX.

In November 2013, the Company filed a NI43-101 report for the Cree East Project. The report details the programs of work funded by the Korean Consortium partners, Hanwha, KORES, KEPCO and SK, and the multiple zones of uranium mineralization recognized from the first and second pass drill programs.

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. The project covers 143,603 hectares along the Saskatchewan/Manitoba border. In January 2014, the option agreement was revised whereby MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a further cash payment of $35,000, issue 12 million common shares and issue 6 million common share purchase warrants. In February 2014, the option agreement with MPVC was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the agreement, MPVC paid a non-refundable cash deposit in the amount of $50,000 on March 14, 2014.

On August 28, 2013, the Company entered into an option agreement with Makena Resources Inc. (“Makena”). Makena may earn a 50% interest in the Patterson property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 5 of 24

On August 21, 2013, the option agreement with Atlantic Industrial Minerals Inc. for the Reefton project was terminated.

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17.272 hectares located in Saskatchewan for $10,374.

On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Ventures Ltd. for the BC Copper (Big Creek) project was terminated.

In June 2013, the Company announced that it had in the past 15 months, reduced project exploration activities to preserve a modest treasury such that there is a minimum of dilution to existing shareholders during a time of depressed market prices. The Company has been active in the presentation and marketing of its joint ventures and non-core assets. The marketing of the non-core assets had attracted a number of industry investors and supporters who have entered into confidentiality agreements to review potential purchase or earn-in joint ventures with the Company.

2.2	Project Updates

Overview

The Company currently has 18 projects within the Athabasca basin area and has carried out exploration programs on four of these in the past year. In fiscal 2014, the Company spent $0.3 million ($0.5 million net of $0.2 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the fourth quarter of 2014 is significantly down from the same comparative quarter of 2013, as the Company has reduced its exploration spend to conserve cash relative to the prior period. In the fourth quarter, the Company historically spent this time drilling in the winter season in the Athabasca Basin at our various projects.

The following table summarizes the Company’s expenditures for twelve months ended April 30, 2014.

Table 2: ($000's) Total Exploration	Cree East	West McArthur	Fond Du Lac	NW Manitoba	Other Athabasca Basin Projects	New Zealand	Other and Generative Projects	Total
Camp Cost & Operations	(12)	-	4	-	-	-	-	(8)
Drilling	27	-	6	-	1	-	-	34
General & Admin	26	36	1	11	14	25	55	168
Geochemistry	-	-	-	-	-	-	1	1
Geology	1	-	-	-	8	-	-	9
Geophysics	151	-	-	-	32	-	-	183
Other	28	2	-	76	3	-	(12)	97
Gross Expenditures	221	38	11	87	58	25	44	484
Reimbursements	(111)	(19)	-	(83)	-	-	-	(213)
Net Expenditures	110	19	11	4	58	25	44	271

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects. Reimbursements represents the amounts received from our joint venture partners and option partners to be applied against the expenditures for the project.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 6 of 24

2.2.1	West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised its option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at April 30, 2014, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo. and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

Table 3: ($000's)	Quarterly								Year Ended
West McArthur Project	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	Apr-13	Apr-14	LTD
Camp Cost & Operations	-	-	-	(8)	-	-	-	-	(8)	-	2,976
Drilling	-	-	-	-	-	-	-	-	-	-	6,745
General & Admin	31	26	12	8	6	8	10	11	77	35	2,132
Geochemistry	15	1	-	-	-	-	-	-	16	-	339
Geology	48	16	1	-	-	-	-	-	65	-	1,000
Geophysics	211	12	4	-	-	-	-	-	227	-	5,775
Other	20	3	6	-	1	2	-	-	29	3	677
Gross Expenditures	325	58	23	-	7	10	10	11	406	38	19,644
Reimbursement	(171)	(30)	(12)	-	(4)	(5)	(5)	(6)	(213)	(19)	(14,227)
Net Expenditures	154	28	11	-	3	5	5	5	193	19	5,417

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

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 7 of 24

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

The next drill programs are dependent on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2014 which will be funded 50% by CanAlaska and 50% by Mitsubishi.

As at April 30, 2014, the total exploration costs incurred for the West McArthur project was $19.6 million. Further exploration expenditures for this project have been deferred in 2013/2014 to await better capital market conditions in order to raise exploration funds. The West McArthur property is without known reserves and any proposed program is exploratory in nature.

2.2.2	Cree East Project, Saskatchewan – Korean Consortium

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

As of April 30, 2014, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The remaining 50% interest is held by CanAlaska. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2014, the Company is holding approximately $176,000 of joint venture funds.

Table 4: ($000's)	Quarterly								Year Ended
Cree East Project	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	Apr-13	Apr-14	LTD
Camp Cost & Operations	4	-	-	-	-	1	(13)	-	4	(12)	3,332
Drilling	-	-	-	-	-	27	-	-	-	27	6,740
General & Admin	5	-	14	18	-	13	5	9	37	26	502
Geochemistry	5	1	-	-	-	-	-	-	6	-	537
Geology	49	2	2	20	-	1	-	-	73	1	1,583
Geophysics	1	-	1	-	-	-	-	151	2	151	3,410
Management Fees	10	1	3	6	1	4	-	17	20	22	1,574
Other	30	4	5	3	-	-	-	7	42	7	1,471
Net Expenditures	104	8	25	47	1	46	(8)	184	184	222	19,149

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 8 of 24

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

The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformity overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

The property has undergone extensive exploration since 2005 with $19.1 million expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts. The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. There is a program of geophysics to be performed by an external third party for winter field season 2014, budgeted at $350,000 which will be funded by the joint venture funds held. A $3 million summer drill program has been approved, subject to financing.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees. CanAlaska acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo.

As at April 30, 2014, the total exploration costs incurred for the Cree East project was $19.1 million. In March 2014 the Joint Venture carried out geophysical surveys over the Zone B target area. This surveying was in preparation for a proposed summer drill program. The summer drill program is dependant upon financing by CanAlaska or others.. The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of the drill exploration. Work permits are in place for summer 2014 drilling. The Cree East property is without known reserves and any proposed program is exploratory in nature.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 9 of 24

2.2.3	NW Manitoba, Manitoba

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

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, making a cash payment of $35,000, issuing 12 million common shares and issuing 6 million common share purchase warrants.

On February 28, 2014, the option agreement with MPVC for the NW Manitoba project was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the option agreement, MPVC paid a further non-refundable cash deposit in the amount of $50,000 on March 14, 2014.

In April 2014, the Company announced that MPVC Inc. had received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. MPVC reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization.

2.2.4	Grease River

In Q114 and Q214, the Company recognized an impairment on certain of its Grease River claims of approximately $57,000 as it did not renew its permits on these claims.

2.2.5	Poplar

During fiscal 2014, the Company recognized an impairment on certain of its Poplar claims of approximately $35,000 as it did not renew its permits on these claims.

2.2.6	Lake Athabasca

In Q114 and Q414, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $20,000 as it did not renew its permits on these claims.

2.2.7	Hodgson

In Q114, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property. In Q314, the Company re-staked certain claim blocks for $6,895.

2.2.8	Collins Bay

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013. As a result, in July 2013, the Company issued an aggregate of 20,000 common shares (post-consolidation) under the amended option agreement for the Collins Bay Extension project.

2.2.9 Carswell

In January 2014, the Company recognized an impairment on its Carswell claim of approximately $136,000 as it did not renew its permits on this property.

2.2.10 Patterson

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc. Makena may earn a 50%

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 10 of 24

interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

2.2.11	Reefton

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire a 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year, and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. In Q414, the Company recognized a loss on disposal of the Reefton project of approximately $4,000.

2.2.12	BC Copper

The Company has two claim blocks (Big Creek and Quesnel). Big Creek was under option, but in July 2013, the option agreement with Discovery Ventures Ltd. and Tyrone Docherty was terminated. The property is currently being marketed.

2.2.13	Hanson

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17,272 hectares located in Saskatchewan for $10,374.

In January 2014, the Company entered into a purchase agreement for two claim blocks in the Hanson project to Copper Reef Mining Corp. ("Copper Reef") for aggregate purchase consideration of $50,000 in cash and the issuance of 1,000,000 common shares in the capital of Copper Reef and completion of $50,000 of exploration expenditures. The Company retains a 2% net smelter royalty in the agreement.

2.2.14	Kasmere

In April 2014, the Company announced that it had entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company, East Resources Ltd., for an aggregate cash payment totalling $1.8 million. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to year end, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

2.2.15	Other Projects

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

Table 5: Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	No significant work undertaken
Grease River	Seeking Venture Partner	No significant work undertaken
Hanson	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	No significant work undertaken
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Option with Makena Resources Inc.	Airborne surveys have been contracted
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property, NZ	Sale to Stevenson Mining Ltd.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 11 of 24

The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intends to continue its efforts to seek a venture partner either through a joint venture or sales of its other projects.

In fiscal 2014, the Company recognized an impairment on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell claims for approximately $357,000 as it did not renew certain of its claims on these properties.

In May 2014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings. The New Zealand subsidiary is being liquidated after the sale of the Reefton project to Stevenson Mining Ltd. and there are no significant assets or liabilities remaining in the entity.

CanAlaska maintains twelve other projects in the Athabasca basin; one project in Alaska and four projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. A number of these projects are being marketed for sale or joint venture, and the company hopes to realize increased value in the future.

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

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

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 12 of 24

2.2.16	Project Expenditure Summary

Details of life to date (“LTD”) exploration and evaluation expenditures:

Table 6: ($000’s)	2014 Fiscal Expenditures				Life to Date - April 30, 2014
Project	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	223	-	223	-	19,150	-	19,150
West McArthur	-	37	(19)	18	65	19,578	(14,227)	5,416
Fond Du Lac	-	11	-	11	120	4,427	-	4,547
NW Manitoba	-	3	-	3	16	7,311	-	7,327
Poplar	-	-	(35)	(35)	166	3,637	(3,245)	558
Grease River	-	1	(57)	(56)	133	3,495	(2,907)	721
Key Lake	-	-	-	-	24	1,027	(1,047)	4
Helmer	-	1	-	1	107	5,047	-	5,154
Lake Athabasca	-	-	(20)	(20)	118	5,966	(20)	6,064
Hodgson	7	-	(109)	(102)	116	1,561	(109)	1,568
Collins Bay	-	10	-	10	-	1,319	-	1,319
McTavish	-	-	-	-	74	687	(108)	653
Ruttan	-	33	-	33	15	67	-	82
Carswell	-	1	(137)	(136)	137	754	(137)	754
Other	0	1	-	1	57	2,568	(1,616)	1,009
New Zealand
Reefton, NZ	-	25	(24)	1	24	811	(505)	330
Other
Other Projects, Various	12	17	-	29	86	692	(425)	353
Total	19	363	(401)	(19)	1,258	78,097	(24,346)	55,009

Table 7: ($000’s)	2013 Fiscal Expenditures				Life to Date - April 30, 2013
Project	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Write-offs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	184	-	184	-	18,927	-	18,927
West McArthur	-	406	(213)	193	65	19,541	(14,208)	5,398
Poplar	-	-	-	-	166	3,637	(3,210)	593
Fond Du Lac	-	17	-	17	120	4,415	-	4,535
Grease River	-	-	-	-	133	3,494	(2,850)	777
Cree West	-	-	(48)	(48)	-	1,112	(1,112)	-
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	36	-	36	16	7,308	-	7,324
Helmer	-	14	-	14	107	5,046	-	5,153
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	2	(11)	(9)	-	2,331	-	2,331
Hodgson	-	81	-	81	109	1,561	-	1,670
Arnold	-	-	(35)	(35)	-	1,341	-	1,341
Collins Bay	-	-	-	-	-	1,309	-	1,309
McTavish	-	4	-	4	74	687	(108)	653
Carswell	-	23	(37)	(14)	136	753	-	889
Ruttan	15	32	-	47	15	34	-	49
Other	4	2	-	6	57	2,870	(1,919)	1,008
New Zealand
Reefton, NZ	-	6	-	6	24	786	(481)	329
Other
Other Projects, Various	1	194	(82)	113	74	675	(425)	324
Total	20	1,001	(426)	595	1,238	82,820	(25,360)	58,698

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 13 of 24

3.	FINANCIAL POSITION and CAPITAL resources

3.1	Cash and Working Capital

Table 8: ($000’s) Cash and Working Capital	Apr-14	Apr-13
Cash and cash equivalents	1,044	1,265
Trade and other receivables	52	58
Available-for-sale securities	414	86
Trade and other payables	(382)	(195)
Working capital	1,128	1,214

For analysis and discussion of the movement in cash and cash equivalents reference should be made to section 5 of this MD&A. Included within cash and cash equivalents are $0.2 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the consolidated financial statements for further details.

As at April 30, 2014, included within trade and other receivables is approximately $13,000 in Goods and Services Tax ("GST") refunds. The increase in available-for-sale securities is primarily a result of receiving 1,000,000 shares from Makena Resources Inc. for our Patterson project in Q314, 500,000 shares from Copper Reef for our Hanson project and 2,250,000 shares from MPVC Inc. for our NW Manitoba project in Q414. The decrease in trade and other receivables for April 30, 2014 is due primarily to a reduction its exploration expenditures in winter 2014 compared to winter 2013.

The increase in trade and other payables is due primarily to our exploration activities at our Cree East project compared with the fourth quarter of 2013. The Company operated an extensive geophysics program at our Cree East project in winter 2014.

3.2	Other Assets and Liabilities

Table 9: ($000’s) Other Assets and Liabilities	Apr-14	Apr-13
Reclamation bonds	189	203
Property and equipment	294	375
Mineral property interests (section 2.2)	813	1,238

During the fiscal year ended April 30, 2014, the Company received approximately $10,000 cash from a refund of a reclamation bond from the Manitoba Mines Branch and also wrote down approximately $3,000 of reclamation bonds.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 14 of 24

During the fiscal year ended April 30, 2014, exploration and evaluation expenditures were made primarily on the West McArthur, Cree East, Hodgson and BC Copper (section 2).

During fiscal 2014, the Company acquired the Hanson property by staking 14 blocks of claims totalling 17,272 hectares for approximately $10,000. The Company also re-staked three blocks of claims totally 11,492 hectares of the Hodgson property for approximately $7,000 to maintain its interest in the property. The Company also staked two block of claims totalling 723 hectares in south central British Columbia for approximately $1,000. In addition, the Company recognized an impairment on its Grease River, Poplar, Lake Athabasca, Hodgson and Carswell claims for approximately $357,000 as it did not renew certain of its permit for these properties.

3.3	Equity and Financings

Table 10: ($000’s) Shareholders’ Equity	Apr-14	Apr-13
Common shares	73,205	73,205
Equity reserve	10,807	10,682
Investment revaluation reserve	(24)	(1)
Deficit	(81,564)	(80,856)
Total shareholders’ equity	2,424	3,030

Table 11: (000’s) Equity Instruments	Apr-14	Apr-13
Common shares outstanding	22,068	22,058
Options outstanding
Number	3,851	3,598
Weighted average price	$0.20	$0.55
Warrants outstanding
Number	-	72
Weighted average price	-	$0.55

Equity instruments

As of July 29, 2014, the Company had the following securities outstanding. Common shares - 22,068,136; Stock options – 4,125,500; and Warrants – nil.

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project.

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of 18 months from the closing date, at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of 18 months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 15 of 24

Table 12: Proceeds from Financings
Date	Type	Intended Use	Actual Use
March 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended

4.	Expenditures Review

Table 13: ($000’s)	Quarterly								Year End
Quarterly Net Loss & Comprehensive Loss Summary	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	2013	2014
Exploration Cost
Mineral property expenditures net of reimbursements	324	186	92	30	29	87	15	140	632	271
Write-down on reclamation bonds	110	-	-	-	3	-	-	-	110	3
Mineral property write-offs	35	48	-	54	143	33	141	40	137	357
Recoveries on option payments received	-	-	-	-	-	(240)	(25)	(481)	-	(746)
Equipment rental income	(4)	1	-	-	-	-	(11)	(1)	(3)	(12)
	465	235	92	84	175	(120)	120	(302)	876	(127)
Other Expenses (Income)
Consulting, labour and professional fees	321	248	144	121	100	87	110	105	834	402
Depreciation	27	28	27	26	20	20	20	20	108	80
Gain on disposal of properties and equipments	-	(2)	(8)	14	1	-	-	4	4	5
Foreign exchange (gain) loss	-	-	(1)	-	-	-	(1)	2	(1)	1
Insurance, licenses and filing fees	20	31	10	24	19	29	37	13	85	98
Interest income	(9)	(7)	(4)	(4)	(4)	(2)	(2)	(2)	(24)	(10)
Other corporate costs	20	15	13	19	9	9	10	5	67	33
Investor relations and presentations	28	2	7	15	1	2	9	10	52	22
Rent	34	36	37	20	4	7	7	8	127	26
Stock-based payments	16	23	-	137	-	20	105	-	176	125
Travel and accommodation	11	2	2	4	2	2	1	4	19	9
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	-	83	8	16	12	38	83	74
Management fees	(27)	(9)	(4)	(6)	(1)	(5)	-	(24)	(46)	(30)
	441	367	223	453	159	185	308	183	1,484	835
Net (loss) earnings for the period	(906)	(602)	(315)	(537)	(334)	(65)	(428)	119	(2,360)	(708)

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss (gain) on available- for-sale securities	76	8	15	(45)	23	(40)	86	(46)	54	23
Total comprehensive (loss) earnings	(982)	(610)	(330)	(492)	(357)	(25)	(514)	165	(2,414)	(731)
Basic and diluted (loss) earnings per share	(0.04)	(0.03)	(0.01)	(0.02)	(0.02)	(0.00)	(0.02)	0.01	(0.11)	(0.03)

In the fiscal year ended April 30, 2014, the Company spent $0.5 million on exploration costs and recovered $0.2 million from our exploration partners for a net mineral property expenditure of $0.3 million.

For the fiscal year ended April 30, 2014, the Company recognized mineral property impairments on the Grease River, Poplar, Lake Athabasca, Hodgson and Carswell projects for approximately $357,000 as the Company did not renew certain of its permits for these projects.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 16 of 24

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects. In Q1 and Q2, 2013, the rental income is related to the summer work program on the BC Copper project. In Q3 and Q4 2014, the rental income is related to the rental of tents and camp supplies to a 3rd party.

Consulting, labour, and professional fees are lower than the same comparative prior period. The decrease is primarily attributed to a decrease in the salaries expense from the re-negotiated employment agreements for senior staff and management which began effective August 2012. The Company has terminated some staff and re-negotiated employment agreements with senior staff and management in efforts to minimize the Company’s operating costs. The Company also reduced it usage of professionals and consultants in Q414 compared to Q413. As of January 1, 2013, the independent directors of the Company have not received directors’ fees in the form of cash, in order to assist the Company in its plans to control its operation costs.

Insurance, licenses and filing fees are higher for fiscal 2014 compared to fiscal 2013. The increase is primarily due to the TSX Venture listing fees incurred in Q314 as the Company’s shares began trading on the TSX Venture Exchange on December 30, 2013. In Q1, Q2 and Q4 2014, insurance, license and filing fees were consistent relative to the same comparative prior periods.

Interest income was lower in 2014 compared to 2013. The decrease was attributed to the decreased cash balances held during the year.

Investor relations expenses were lower in 2014 compared to 2013. The decrease is primarily attributed to the decrease in services provided by a Canadian investor relations firm. The Company received contract services from the Canadian investor relations firm which started in June of 2011 and terminated in July 2012.

Rent expense was lower in Q414 compared to Q314 as a Company sublet its office space in its effort to reduce it cash burn and operating costs going forward. The Company is however committed to the full lease amount, not the net for the head lease on the Vancouver office space.

The share-based payments amount for the year is lower than the amount for the previous year. The decrease was primarily due to the decrease in the fair value calculation on the options granted in fiscal 2014 relative to fiscal 2013. During fiscal 2014, there were 1,591,750 options granted with an average fair value of $0.07 per option compared to 1,357,500 option granted with an average fair value of $0.13 per option in fiscal 2013.

A write-down on available-for-sale securities of approximately $74,000 was recorded in fiscal 2014. This was attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as other than a temporary impairment.

Management fees were lower in fiscal 2014 compared to fiscal 2013. This was primarily due to the decrease in our exploration activities relative to last year. During fiscal 2014, the Company spent $0.5 million on exploration, of which $0.3 million were related to our joint venture projects where management fees were generated. During fiscal 2013, the Company spent $1.0 million on exploration, of which $0.6 million were related to joint venture projects.

5.	CASHFLOW and liquidity REVIEW

As of April 30, 2014, the Company had $1.0 million in cash and cash equivalents and working capital of $1.1 million and as of April 30, 2013, the Company had $1.3 million in cash and cash equivalents and working capital of $1.2 million.

5.1	Operating Activities

The Company’s operating activities resulted in net cash outflows of $0.6 million and $3.2 million for the fiscal years ended April 30, 2014 and 2013 respectively. Operating activities and costs for fiscal 2014 are lower than fiscal 2013 as the Company reduced its exploration activities and option or sold several of its projects during the year, as well as continued its efforts to minimize it operating costs to conserve its cash reserves.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 17 of 24

5.2	Financing Activities

Financing activities resulted in net cash outflows of approximately $1,000 and $5,000 for the fiscal years ended April 30, 2014 and 2013 respectively. During the fiscal year ended April 30, 2014, the Company paid finders fees related to a prior financing in March 2012. In fiscal 2013, the Company incurred TSX listing fees related to the Company’s share compensation plan. Currently, junior uranium exploration companies are finding it difficult to seek financing. The Company is working to sell option or joint venture non core assets.

5.3	Investing Activities

Investing activities resulted in net cash inflow of approximately $396,000 and $72,000 for fiscal year ended April 30, 2014 and 2013 respectively. During the year ended April 30, 2014, the Company received cash option payments of approximately $385,000. The Company also staked the Hansen project for approximately $10,000, the Hodgson project for approximately $7,000 and the Big Creek project for approximately $1,000. The Company also recovered approximately $10,000 of reclamation bonds deposited with the Manitoba Mines Branch and the Company also sold the Reefton project for $20,000 to Stevenson Mining during the year. During the year ended April 30, 2013, the Company acquired the Ruttan property and the Patterson Lake property by staking five blocks of claims totalling 7,742 hectares for approximately $20,000 and received $75,000 in option payments from Discovery Ventures Ltd. The Company also received approximately $19,000 from the sale of certain property and equipment.

6.	Other matters

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2014, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the year ended April 30, 2014 and 2013 were as follows. Certain compensation is paid to Schimann Consultants, a company controlled by the VP of Exploration.

Table 14: ($000’s) Compensations to Related Parties
($000’s)	2014	2013
Employment benefits	220	272
Schimann Consultants	82	131
Directors fees	-	80
Share-based compensation	118	129

The directors and key management were awarded the following share options under the employee share option plan during the fiscal year ended April 30, 2014:

Table 15: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
November 5, 2013	1,103,750	$0.12	November 5, 2018
January 7, 2014	400,000	$0.12	January 7, 2019

6.2	Financing

Due to increasingly difficult market conditions facing junior uranium exploration companies, management is currently in the process of evaluating its priorities and taking steps to streamline non discretionary expenditures. Should management be unsuccessful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 18 of 24

6.3	Critical Accounting Estimates and Judgments

6.3.1	Share-Based Payment Plan

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10 of the audited consolidated financial statements for the year ended April 30, 2014. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

6.3.2	Mineral Property Interest

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

6.3.3	Going Concern

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material. Refer to section 1.2.

6.4	Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Chief Executive Officer and the Chief Financial Officer have also concluded that, as of the end of the period covered by this management's discussion and analysis, the Company's ICFR is effective and the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control –Integrated Framework (1992) (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR. During the year ended April 30, 2014 there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

6.5	Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 19 of 24

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6	New Accounting Standards Adopted

The following standards were adopted effective May 1, 2013.

(i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(ii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in jointly controlled entities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iii) IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flow. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iv) IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on May 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at May 1, 2013.

(v) The Company has adopted the amendments to IAS 1 effective May 1, 2013. These amendments required the Company to group other comprehensive income by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The adoption of this standard had no effect on the Company's consolidated financial statements.

6.7	Future Accounting Pronouncements

Unless otherwise noted, the following new or revised standards will be effective for the Company in future periods.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 20 of 24

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

(ii) IFRIC 21, Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 is effective for the Company beginning on May 1, 2014. The Company is currently assessing the impact of this guidance.

6.8	Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

6.8.1	Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 741,794 ha of property to reduce to 695,283 ha by December 31 2014, and 655,495 ha by December 31 2015. The Company’s Fond Du Lac property reached its last anniversary on February 25 2014, after February 2015 a new lease or a special lease extension will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada. The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date. Refer to section 1.1.

6.8.2	Commodity Prices

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

6.8.3	Competition

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

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 21 of 24

6.8.4	Foreign Political Risk

The Company’s material property interests are currently located in Canada. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.8.5	Government Laws, Regulation and Permitting

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

6.8.6	Title to Properties

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

6.8.7	Estimates of Mineral Resources

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

6.8.8	Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company on July 31, 2012, has terminated all long term employment contracts with senior management and has completed the negotiation of reduced contracts with the CEO, former CFO and VP Exploration. The VP Corporate Development position was terminated and the responsibilities have been assumed by the CEO. Remaining technical staff are working on part time contracts. In January 2013, Mr. Chan, the Corporate Controller took over the position of CFO replacing Mr. Ramachandran. In June 2013, the Company received the resignation of board member, Hubert Marleau. On September 26, 2014 the Company accepted the resignation of board member, Michael Riley. Dr, Karl Schimann, VP Exploration, was appointed to the board of directors on September 26, 2014 in Mr. Riley’s place. On January 7, 2014, Kathleen Kennedy Townsend was appointed to the Company's board of directors.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 22 of 24

6.8.9	Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.8.10	Foreign Currency Exchange

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

6.8.11	Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 23 of 24

7.	QUARTERLY and annual FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 16: ($000’s)	Quarterly								Year End
Quarterly Net Loss & Comprehensive Loss Summary	Q113	Q213	Q313	Q413	Q114	Q214	Q314	Q414	2013	2014
Exploration Cost
Mineral property expenditures net of reimbursements	324	186	92	30	29	87	15	140	632	271
Write-down on reclamation bonds	110	-	-	-	3	-	-	-	110	3
Mineral property write-offs	35	48	-	54	143	33	141	40	137	357
Recoveries on option payments received	-	-	-	-	-	(240)	(25)	(481)	-	(746)
Equipment rental income	(4)	1	-	-	-	-	(11)	(1)	(3)	(12)
	465	235	92	84	175	(120)	120	(302)	876	(127)
Other Expenses (Income)
Consulting, labour and professional fees	321	248	144	121	100	87	110	105	834	402
Depreciation	27	28	27	26	20	20	20	20	108	80
Gain on disposal of properties and equipments	-	(2)	(8)	14	1	-	-	4	4	5
Foreign exchange (gain) loss	-	-	(1)	-	-	-	(1)	2	(1)	1
Insurance, licenses and filing fees	20	31	10	24	19	29	37	13	85	98
Interest income	(9)	(7)	(4)	(4)	(4)	(2)	(2)	(2)	(24)	(10)
Other corporate costs	20	15	13	19	9	9	10	5	67	33
Investor relations and presentations	28	2	7	15	1	2	9	10	52	22
Rent	34	36	37	20	4	7	7	8	127	26
Stock-based payments	16	23	-	137	-	20	105	-	176	125
Travel and accommodation	11	2	2	4	2	2	1	4	19	9
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	-	83	8	16	12	38	83	74
Management fees	(27)	(9)	(4)	(6)	(1)	(5)	-	(24)	(46)	(30)
	441	367	223	453	159	185	308	183	1,484	835
Net (loss) earnings for the period	(906)	(602)	(315)	(537)	(334)	(65)	(428)	119	(2,360)	(708)
Other comprehensive loss
Items that may be subsequently reclassified to Profit or loss:
Unrealized loss (gain) on available- for-sale securities	76	8	15	(45)	23	(40)	86	(46)	54	23
Total comprehensive (loss) earnings	(982)	(610)	(330)	(492)	(357)	(25)	(514)	165	(2,414)	(731)
(Loss) earnings per share	(0.04)	(0.03)	(0.01)	(0.02)	(0.02)	(0.00)	(0.02)	0.01	(0.11)	(0.03)
www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2014	Page 24 of 24

Table 17: ($000’s) Financial Position Summary	As at
	Apr 30, 2012	Jul 31, 2012	Oct 31, 2012	Jan 31, 2013	Apr 30, 2013	Jul 31, 2013	Oct 31, 2013	Jan 31, 2014	Apr 30, 2014
Financial Position
Assets
Cash and cash equivalents	4,394	2,425	1,741	1,464	1,265	1,105	909	755	1,044
Trade and other receivables	243	96	98	72	58	42	66	59	52
Available-for-sale securities	223	146	138	123	86	79	259	160	414
Total Current Assets	4,860	2,667	1,977	1,659	1,409	1,226	1,234	974	1,510
Reclamation bond	345	203	203	203	203	200	189	190	189
Property and equipment	504	477	447	417	375	354	334	314	294
Mineral property interests	1,356	1,327	1,288	1,292	1,238	1,098	1,069	938	813
Total Assets	7,065	4,674	3,915	3,571	3,225	2,878	2,826	2,416	2,806
Liabilities
Trade and other payables	1,792	367	200	186	195	204	158	157	382
Total Liabilities	1,792	367	200	186	195	204	158	157	382
Shareholders’ Equity
Common shares	73,210	73,210	73,205	73,205	73,205	73,206	73,205	73,205	73,205
Equity reserve	10,506	10,522	10,545	10,545	10,682	10,682	10,702	10,807	10,807
Investment revaluation reserve	53	(23)	(31)	(46)	(1)	(24)	16	(70)	(24)
Deficit	(78,496)	(79,402)	(80,004)	(80,319)	(80,856)	(81,190)	(81,255)	(81,683)	(81,564)
Total Shareholders’ Equity	5,273	4,307	3,715	3,385	3,030	2,674	2,668	2,259	2,424
	7,065	4,674	3,915	3,571	3,225	2,878	2,826	2,416	2,806
Weighted average common shares outstanding (000’s)	20,425	22,058	22,058	22,058	22,058	22,060	22,068	22,068	22,068
Working Capital	3,068	2,300	1,777	1,473	1,214	1,022	1,076	817	1,128

Table 18: ($000's) Selected Annual Information	2012	2013	2014
Loss before discontinued operations	(6,869)	(2,360)	(708)
Loss before discontinued operations per-share	(0.34)	(0.11)	(0.03)
Loss before discontinued operations diluted per-share	(0.34)	(0.11)	(0.03)
Net loss	(6,869)	(2,360)	(708)
Net loss per-share	(0.34)	(0.11)	(0.03)
Net loss diluted per-share	(0.34)	(0.11)	(0.03)
Total assets	7,065	3,225	2,806
Cash dividends declared	-	-	-

www.canalaska.com

CANALASKA URANIUM LTD.

AUDIT COMMITTEE CHARTER

The audit committee is elected annually by the board of directors to assist the board in fulfilling its oversight responsibilities. The committee is primarily responsible to the board for the overseeing of managements process of reporting of the financial statements, management discussion and analysis (“MD&A”) and other financial reports provided by the Canalaska Uranium Ltd., (the “Company”) to any regulatory authority or to the public. Secondly, the committee is required to review the system of internal controls for finance, accounting, and legal compliance. Performance of other duties as may be required from time to time by the board of directors or as required by the amendment of this charter.

COMPOSITION OF AUDIT COMMITTEE

The audit committee is composed of three independent directors. A quorum shall be a majority of members. The chair of the audit committee will be elected by the board of directors. The term for the members will be for one year at which time they may be re-nominated.

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

ROLE OF THE AUDIT COMMITTEE

The primary purpose of the audit committee is to:

  Oversee the selection and appointment of an auditor
  Oversee the conducting of the audit
  Review and appraise the performance of the auditors, and recommend replacement if warranted
  Set the remuneration to be paid to the auditors for the audit
  Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer’s external auditor
  Oversee the process by which management identifies and manages principle risks that could impact the financial reporting process
  Monitor the integrity of the financial reporting process and system of internal controls regarding the reporting process and ensure implementation of such controls and procedures
  Oversee the Company’s compliance with legal and regulatory reporting
  Where appropriate, engage independent counsel and or other advisors as may be necessary to carry out its duties
  Review and update this Audit Committee Charter on an annual basis or as required
  Assist the CEO in reviewing the performance of the Chief Financial Officer (“CFO”)
  On an annual basis the Committee shall report to the Board that they are compliant with the duties and responsibilities of this Charter

RELATIONSHIP WITH AUDITORS

The audit committee members shall:

  Review and discuss any disclosed relationships or services that may impact the objectivity and independence of the auditors
  Consult with auditors independent of management
  Review any significant judgements made by management in the preparation of the financial statements
  Review any significant disagreements or difficulties during the audit
  Review and approve any non-audit services to be provided to the Company

INTERNAL CONTROL OVERSIGHT

The Audit Committee provides oversight of the internal control and disclosure procedures and systems that are designed by management to effectively control the financial, monetary, operational, technical and administrative processes undertaken by the Company which may include:

•	business functions
•	accounting processes
•	cash transactions
•	information technology systems
•	information management
•	document and records handling
•	personnel
•	assets and liabilities
•	disclosure and reporting
•	authorization and management systems
•	administration systems

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete.

The Chief Financial Officer is responsible for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

Due to its inherent limitations, no system of internal control over financial reporting, including those determined to be effective, may prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

2

The committee is authorized to invite management or other specialists to meetings in order to provide expert opinion or information in respect of issues being discussed.

PUBLIC DISCLOSURE OF FINANCIAL INFORMATION

The audit committee must review and approve the Company’s interim and annual financials statements and the associated MD&A before they are presented to the Board for full Board approval, prior to the information being disclosed to the regulatory authorities and for public distribution.

AUTHORITIES

In order to undertake its activities, the committee is authorized to study and investigate any activity within the organization or its subsidiaries, and shall require all employees to co-operate fully with such investigations. The committee is also authorized to appoint any additional experts that it considers necessary in the completion of its duties.

ANNUAL REVIEW OF CHARTER AND REPORT TO THE BOARD

The Audit committee members will review this Charter on an annually basis, or as needed and will report to the Board on an annual basis that the Committee has executed its duties in compliance with this Charter.

3

CANALASKA URANIUM LTD.

CORPORATE GOVERNANCE POLICY

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

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Committee

A Corporate Governance Committee (CGC) has been established for the Company. The Committee is to consist of three independent directors. The Chairperson will be elected by the Board of Directors on an annual basis. The term for the members of the CGC will be for one year at which time they may be re-nominated.

The duties of the committee are to oversee and recommend to the board appropriate governance processes including:

  suitable corporate governance policies
  board organization and other committee structures
  potential candidates for nomination to the board
  evaluation of the performance of the board
  selection and appointment of the CEO
  Evaluation of the CEO’s management succession plans
  board composition and qualifications

Code of Ethics

The CGC shall have the responsibility to develop and maintain a Code of Ethics (“COE”) for the Company to be used as principle guidelines of conduct for all of its directors, officers, contractors, consultants, advisors and employees. The COE will be included in the orientation of all new employees, directors, officers, contractors, consultants, advisors and committee members.

These guidelines shall include accountability to adherence to the COE and a system for the reporting of unethical conduct. This COE will be reviewed and amended by the CGC at a minimum of an annual basis. All directors will be required to acknowledge in writing on an annual basis that they have read and understood the COE and that they are compliant with the requirements.

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

Board Composition

The Board is currently comprised of six members. The Board will reconsider its actual size from time to time.

The Board believes that the majority of its members should be independent. On an annual basis the Board will determine which of its directors is independent based on the rules of applicable securities regulators and will publish its determination in the management proxy circular for the Company’s annual meeting of shareholders.

Director Expectations

The CGC shall be responsible to develop a comprehensive list of expectations of its directors. The CGC members have the responsibility to ensure that the existing directors have an orientation including an overview of the roll of the board of directors. Any new incoming directors shall be made familiar with these expectations and understand that they must be willing to comply with the duties and responsibilities of the directorship. The directors will receive a copy, read, and be familiar with the Company’s Code of Ethics, and Disclosure Policy. The CGC will review these guidelines at least on an annual basis for any changing requirements of its board.

Advisory Board Guidelines

The CGC has developed set of guidelines for the members of its advisory board. Each of the Company’s advisors will receive a copy of the guidelines along with a copy of the COE and Disclosure Policy. The guidelines will be reviewed and amended as required on an annual basis.

Nomination Committee

The CGC will also act as the Company’s Nominating Committee and as such will have the responsibility of identifying individuals qualified to become members of the board, or to sit on any of its committees. The CGC will recommend composition of, and changes in, the composition of the board or any of its committees when deficiencies have been identified, and will carry out a complete assessment of the performance of the board on an annual basis.

Compensation Committee

The Company’s compensation committee is comprised of three independent directors. This committee must review the compensation of senior management on an annual basis and assist in the administration of the Company’s share option plan.

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

2

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

The CGC will review and approve the Compensation Committee Charter on an annual basis.

Audit Committee

The CGC has the responsibility to see that the Company is in compliance with the requirement to appoint the audit committee at the first board meeting held after each annual shareholders meeting. The audit committee is to be comprised of 3 independent directors. A Chairperson will be elected on an annual basis by the Board of Directors. The term will be for one year at which time they may be re-nominated.

The audit committee is among other things charged with the responsibility of establishing auditor independence, to access the effectiveness of internal control system and for reviewing and approving the annual and interim financial statements of the Company before they are forwarded for full board approval and then distributed to the public.

The CGC will review and approve the Audit Committee Charter on an annual basis.

Disclosure Policy

The Company has developed a Disclosure Policy to ensure that the communication of material information to the investing public is reported on a timely basis and that the information reported is balanced, accurate, and broadly disseminated in accordance with all applicable legal, regulatory and stock exchange requirements.

This policy provides guidelines for the handling of material information, maintaining confidentiality, designated spokespersons, media releases, dealing with media, rumours and forward looking information. The policy sets out requirements for blackout periods, electronic communications, communicating and enforcing this policy.

The CGC will review and approve the Disclosure Policy on an annual basis.

Advance Notice Policy

The Company has adopted an Advance Notice Policy for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company at a shareholders’ meeting. The Policy is designed to further CanAlaska’s commitment to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Board of Directors will review the Advance Notice Policy on an annual basis.

3

Public Disclosure of Corporate Governance

The Company will disclose on its website, SEDAR and EDGAR the current version of these guidelines, the Code of Ethics, Audit Committee Charter, Disclosure Policy, Advance Notice Policy and other policies that are developed in the future that may require public disclosure.

4